
03050499

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yamaha Corporation

*CURRENT ADDRESS 10-1, Nakazawa-cho, Hamamatsu
Shizuoka 430-8650, Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34717 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EB

DAT : 5/5/03

YAMAHA

Exhibit 2

ヤマハ株式会社

Fact Book

Year Ended March 31, 2002

PROFILE

ヤマハグループは音・音楽を原点に培った技術と感性で、新たな感動と豊かな文化を世界の人々とともに創りつづけます。

お客様への約束
お客様の心からの満足のために、先進と伝統の技術、そして豊かな感性と創造性で、優れた品質の商品・サービスを提供し、存在感と信頼感そして感動に溢れたブランドでありつづけます。

株主への約束
透明で質の高い経営により、健全な業績を確保し、適正な成果の蓄積と還元を図るとともに、情報開示に努め、株主の皆様の理解と満足を高めます。

社員への約束
ヤマハブランドを輝かせ、その価値を創り出していくのは社員一人ひとりです。業務を通じ、各自がその能力を最大限に発揮し自己実現ができるよう、機会の公平と公正な評価に努め、誇りと自信の持てる、明るい組織風土づくりを目指します。

社会への約束
安全と地球環境への配慮を最優先し、高い倫理性を持って法律を遵守し、良き企業市民として、地域社会、グローバル社会への社会・文化・経済の発展に貢献します。

Yamaha will continue to create KANDO and enrich culture with technology and passion born of sound and music, together with people all over the world.
KANDO (is a Japanese word that) signifies an inspired state of mind.

To Customers
Yamaha will fully satisfy the customer, by offering high-quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

To Shareholders
Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high quality, transparent management, and practicing disclosure.

To Employees
Yamaha strives to create an open atmosphere where employees can realize goals, be given opportunities, and be evaluated fairly. Yamaha will be an organization where employees can demonstrate their abilities fully, have confidence, and earn pride.

To Society
Yamaha will give first priority to safety, and will care for the environment. Yamaha will be a good corporate citizen, and observe laws and work ethically, developing the economy, and contributing to local and global culture.

CONTENTS

財務ハイライト FINANCIAL HIGHLIGHTS

決算期／Fiscal Year Ended:		百万円／Millions of Yen 1998/3	1999/3	2000/3	2001/3	2002/3	百万米ドル Millions of U.S. Dollars 2002/3
売上高	Net sales	608,990	563,751	527,897	519,104	**504,406**	**3,785.41**
営業利益(損失)	Operating income (loss)	24,103	(97)	8,082	23,001	**11,043**	**82.87**
当期純利益(損失)	Net income (loss)	13,475	(15,879)	(40,777)	13,320	**(10,274)**	**(77.10)**
総資産	Total assets	544,465	532,852	543,088	522,486	**509,663**	**3,824.86**
株主資本	Total shareholders' equity	231,940	214,896	221,750	196,733	**201,965**	**1,515.68**
有利子負債	Interest-bearing liabilities	96,434	97,318	88,167	103,304	**96,166**	**721.70**
一株当たり当期純利益(損失)(円)	Net income per share (Yen)	65.25	(76.89)	(197.45)	64.50	**(49.75)**	**(0.37)**
従業員数 (人)	Number of employees			21,599	22,277	**23,020**	

*米ドル金額は、2002年3月末日の為替相場1ドル＝133.25円で換算しています。

Throughout this fact book, an exchange rate of US$1=¥133.25, the approximate rate prevailing on March 31, 2002, was used for convenience only.

SEGMENT INFORMATION セグメント情報

楽器／Musical Instruments



売上高
Net Sales
(百万円)
(Millions of Yen)
450,000
383,365
408,025
387,004
284,901
286,920
0
1998/3
1999/3
2000/3
2001/3
2002/3
AV/IT



営業利益
Operating Income
(百万円)
(Millions of Yen)
35,000
19,819
30,694
27,077
12,290
4,738
0
1998/3
1999/3
2000/3
2001/3
2002/3
AV/IT



売上高構成比
Percentage of Total Net Sales
(%)
100
62.9
72.3
73.3
54.8
56.9
0
1998/3
1999/3
2000/3
2001/3
2002/3
AV/ITを含む
Including AV/IT

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
売上高	Net sales	383,365	408,025	387,004	284,901	**286,920**	**2,153.25**
営業利益	Operating income	19,819	30,694	27,077	12,290	**4,738**	**35.56**
設備投資額	Capital expenditure	9,312	9,936	7,846	6,117	**8,837**	**66.32**
減価償却費	Depreciation expenses	7,696	9,608	9,920	7,224	**8,373**	**62.84**
研究開発費	R&D expenses			16,133	11,195	**11,521**	**86.46**

＊1998/3～2000/3にはAV/ITを含む。

Note: Figures in 1998/3~2000/3 include AV/IT.

AV/IT



売上高
Net Sales
(百万円)
(Millions of Yen)


150,000
100,197
95,214
0


1998/3 1999/3 2000/3 2001/3 2002/3



営業利益
Operating Income
(百万円)
(Millions of Yen)


6,000
3,904
3,037
0
1998/3 1999/3 2000/3 2001/3 2002/3



売上高構成比率
Percentage of Total Net Sales
(%)


30
19.3
18.9
0
1998/3 1999/3 2000/3 2001/3 2002/3

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
売上高	Net sales				100,197	**95,214**	**714.55**
営業利益	Operating income				3,904	**3,037**	**22.79**
設備投資額	Capital expenditure				1,587	**2,133**	**16.01**
減価償却費	Depreciation expenses				1,783	**1,877**	**14.09**
研究開発費	R&D expenses				4,970	**5,096**	**38.24**

＊1998/3～2000/3は楽器に含まれる。
Note: Figures in 1998/3~2000/3 are included in Musical Instruments.



リビング／Lifestyle-Related Products

売上高
Net Sales
(百万円)
(Millions of Yen)


80,000
59,067
44,841
46,865
46,944
45,714
0
1998/3 1999/3 2000/3 2001/3 2002/3

営業利益(損失)
Operating Income (Loss)
(百万円)
(Millions of Yen)


2,000
367
-2,474
-995
892
1,046
0
1998/3 1999/3 2000/3 2001/3 2002/3

売上高構成比率
Percentage of Total Net Sales
(%)


20
9.6
7.9
8.8
9.0
9.1
0
1998/3 1999/3 2000/3 2001/3 2002/3

決算期／Fiscal Year Ended:		百万円／Millions of Yen 1998/3	1999/3	2000/3	2001/3	**2002/3**	百万米ドル Millions of U.S. Dollars **2002/3**
売上高	Net sales	59,067	44,841	46,865	46,944	**45,714**	**343.07**
営業利益(損失)	Operating income (loss)	367	(2,474)	(995)	892	**1,046**	**7.85**
設備投資額	Capital expenditure	2,793	1,940	1,683	991	**851**	**6.39**
減価償却費	Depreciation expenses	1,914	1,838	1,518	1,554	**1,505**	**11.29**
研究開発費	R&D expenses			1,517	1,364	**1,282**	**9.62**

電子機器・電子金属／Electronic Equipment and Metal Products



売上高
Net Sales
(百万円)
(Millions of Yen)


150,000
128,298
73,226
55,880
43,221
36,628
0


1998/3 1999/3 2000/3 2001/3 2002/3

営業利益(損失)
Operating Income (Loss)
(百万円)
(Millions of Yen)


10,000
5,425
6,654
4,351
0
-18,113
-28,421
1998/3 1999/3 2000/3 2001/3 2002/3

売上高構成比率
Percentage of Total Net Sales
(%)


25
21.0
12.9
10.5
8.3
7.3
0
1998/3 1999/3 2000/3 2001/3 2002/3

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
売上高	Net sales	128,298	73,226	55,880	43,221	**36,628**	**274.88**
営業利益(損失)	Operating income (loss)	5,425	(28,421)	(18,113)	6,654	**4,351**	**32.65**
設備投資額	Capital expenditure	22,442	21,231	6,968	2,834	**1,921**	**14.42**
減価償却費	Depreciation expenses	23,036	22,315	14,365	2,653	**3,068**	**23.02**
研究開発費	R&D expenses			4,503	3,135	**3,853**	**28.92**

レクリエーション／Recreation

売上高
Net Sales
(百万円)
(Millions of Yen)


40,000
23,727
23,324
23,484
21,771
21,590
0
1998/3
1999/3
2000/3
2001/3
2002/3

営業損失
Operating Loss
(百万円)
(Millions of Yen)


0
-781
-1,240
-1,283
-1,755
-1,741
-4,000
1998/3
1999/3
2000/3
2001/3
2002/3

売上高構成比率
Percentage of Total Net Sales
(%)


10
3.8
4.1
4.4
4.1
4.3
0
1998/3
1999/3
2000/3
2001/3
2002/3

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
売上高	Net sales	23,727	23,324	23,484	21,771	**21,590**	**162.03**
営業損失	Operating loss	(1,755)	(1,240)	(781)	(1,283)	**(1,741)**	**(13.07)**
設備投資額	Capital expenditure	1,963	1,744	1,403	1,392	**1,867**	**14.01**
減価償却費	Depreciation expenses	3,075	3,085	3,009	2,959	**2,893**	**21.71**
研究開発費	R&D expenses			0	0	**2**	**0.02**








30,000
18,339
0
2001/3
2002/3

営業利益(損失)

Operating Income (Loss)
(百万円)
(Millions of Yen)


2,000
1,534
702
204
543
0
-389
1998/3
1999/3
2000/3
2001/3
2002/3

売上高構成比率

Percentage of Total Net Sales
(%)


10
4.2
3.6
2.3
2.5
2.7
0
1998/3
1999/3
2000/3
2001/3
2002/3

Fiscal year ended:	百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
	1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
Net sales	14,530	14,333	14,663	22,067	**18,339**	**137.63**
Operating income (loss)	702	1,534	204	543	**(389)**	**(2.92)**
Capital expenditure	1,983	938	927	1,846	**1,015**	**7.62**
Depreciation expenses	729	859	798	1,135	**1,050**	**7.88**
R&D expenses			435	494	**785**	**5.89**

RMANCE TRENDS

Net Sales/Overseas Sales Ratio

650,000
563,751
527,897
519,104
504,406
0
2001/3 2002/3

Overseas sales ratio

売上原価および売上原価率
Cost of Sales/Cost of Sales Ratio

(百万円／%)
(Millions of Yen/%)


650,000
68.4
71.4
70.4
66.7
67.5
416,434
402,240
371,757
346,200
340,412
0
1998/3
1999/3
2000/3
2001/3
2002/3

● 売上原価率 Cost of sales ratio

	百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
	1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
Net sales	608,990	563,751	527,897	519,104	**504,406**	**3,785.41**
Japan	356,213	322,539	308,042	308,539	**289,951**	**2,175.99**
North America	91,182	96,203	96,005	91,720	**93,524**	**701.87**
Europe	79,619	82,517	73,397	72,957	**73,458**	**551.28**
Other	81,974	62,491	50,452	45,886	**47,472**	**356.26**
Overseas sales ratio (%)	41.5	42.8	41.7	40.6	**42.5**	
Cost of sales	416,434	402,240	371,757	346,200	**340,412**	**2,554.69**
Gross profit	192,556	161,511	156,140	172,904	**163,994**	**1,230.72**

販売管理費および売上高販売管理費比率

SG&A Expenses/ SG&A Expenses to Net Sales

(百万円／%)
(Millions of Yen/%)



200,000
168,452
161,608
148,057
149,902
152,951
0
1998/3
1999/3
2000/3
2001/3
2002/3

● 売上高販売管理費比率
SG&A expenses to net sales

営業利益(損失)および売上高営業利益(損失)率

Operating Income (Loss)/ Operating Income (Loss) to Net Sales

(百万円／%)
(Millions of Yen/%)



30,000
24,103
23,001
11,043
8,082
-0.0
-97
0
1998/3
1999/3
2000/3
2001/3
2002/3

● 売上高営業利益(損失)率
Operating income (loss) to net sales

当期純利益(損失)および売上高当期純利益(損失)率

Net Income (Loss)/ Net Income (Loss) to Net Sales

(百万円／%)
(Millions of Yen/%)



30,000
13,475
13,320
0
-10,274
-15,879
-40,777
1998/3
1999/3
2000/3
2001/3
2002/3

● 売上高当期純利益(損失)率
Net income (loss) to net sales

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
販売管理費	SG&A expenses	168,452	161,608	148,057	149,902	**152,951**	**1,147.70**
人件費	Personnel expenses	68,287	65,487	59,358	58,131	**60,483**	**453.91**
広告販促費	Advertising & promotion	26,398	22,879	20,811	22,052	**22,455**	**168.52**
営業利益(損失)	Operating income (loss)	24,103	(97)	8,082	23,001	**11,043**	**82.87**
当期純利益(損失)	Net income (loss)	13,475	(15,879)	(40,777)	13,320	**(10,274)**	**(77.10)**



設備投資額
Capital Expenditure
(百万円)
(Millions of Yen)


40,000
0
37,066
34,342
18,544
14,770
16,627
1998/3 1999/3 2000/3 2001/3 2002/3

減価償却費
Depreciation Expenses
(百万円)
(Millions of Yen)


40,000
0
35,399
36,446
28,635
17,310
18,767
1998/3 1999/3 2000/3 2001/3 2002/3



研究開発費
R&D Expenses
(百万円)
(Millions of Yen)


40,000
0
20,700
22,588
21,158
22,539
1998/3 1999/3 2000/3 2001/3 2002/3

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
設備投資額	Capital expenditure	37,066	34,342	18,544	14,770	**16,627**	**124.78**
減価償却費	Depreciation expenses	35,399	36,446	28,635	17,310	**18,767**	**140.84**
研究開発費	R&D expenses		20,700	22,588	21,158	**22,539**	**169.15**

収益性・成長性 PROFITABILITY AND GROWTH

株主資本当期純利益(損失)率(ROE)
Return on Equity (ROE)
(%)


10
0
6.0
-7.1
-18.7
6.4
-5.2
1998/3
1999/3
2000/3
2001/3
2002/3

純資産利益(損失)率(ROA)
Return on Assets (ROA)
(%)


10
0
2.5
-2.9
-7.6
2.5
-2.0
1998/3
1999/3
2000/3
2001/3
2002/3

決算期／Fiscal Year Ended:		1998/3	1999/3	2000/3	2001/3	**2002/3**
		%				
株主資本当期純利益(損失)率(ROE)	Return on equity (ROE)	6.0	(7.1)	(18.7)	6.4	**(5.2)**
総資産利益(損失)率(ROA)	Return on assets (ROA)	2.5	(2.9)	(7.6)	2.5	**(2.0)**

ROA＝当期純利益(損失)／期首・期末平均総資本×100
ROE＝当期純利益(損失)／期首・期末平均株主資本×100

ROA = net income / total assets (yearly average) x 100
ROE = net income / shareholders' equity (yearly average) x 100

DNESS AND STABILITY

Equity Ratio



50
39.6
37.7
0
2001/3
2002/3

インタレスト・カバレッジ

Interest Coverage
(倍)
(Times)



10
8.23
0.28
3.05
8.01
4.05
0
1998/3
1999/3
2000/3
2001/3
2002/3

流動比率

Current Ratio
(%)



200
119.8
112.4
115.5
132.2
146.1
0
1998/3
1999/3
2000/3
2001/3
2002/3

	百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
Fiscal Year Ended	1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
Shareholders' equity ratio (%)	42.6	40.3	40.8	37.7	**39.6**	
Interest paid	3,181	3,449	2,968	3,014	**2,911**	**21.85**
Operating income	24,103	(97)	8,082	23,001	**11,043**	**82.87**
Interest and dividends received	2,074	1,070	957	1,137	**735**	**5.52**
インタレスト・カバレッジ(倍) Interest coverage (Times)	8.23	0.28	3.05	8.01	**4.05**	
Current assets	217,408	212,911	205,979	231,872	**211,140**	**1,584.54**
Current liabilities	181,409	189,386	178,281	175,371	**144,498**	**1,084.41**
Current ratio (%)	119.8	112.4	115.5	132.2	**146.1**	

(営業利益+受取利息及び受取配当金)／支払利息

(operating income + interest and dividends received) / interest paid

Interest-Bearing Liabilities/ Debt to Equity Ratio


150,000
103,304
96,166
0.53
0.48
0
2000/3 2001/3 2002/3
to equity ratio

固定比率
Fixed Assets to Capital Ratio

(%)


200
128.2
131.8
131.9
147.7
147.8
0
1998/3 1999/3 2000/3 2001/3 2002/3

Fiscal Year Ended	百万円／Millions of Yen 1998/3	1999/3	2000/3	2001/3	2002/3	百万米ドル Millions of U.S. Dollars 2002/3
Shareholders' equity	231,940	214,896	221,750	196,733	**201,965**	**1,515.68**
Interest-bearing liabilities	96,434	97,318	88,167	103,304	**96,166**	**721.70**
Debt to equity ratio (%)	0.42	0.45	0.40	0.53	**0.48**	
Fixed assets	297,320	283,202	292,460	290,614	**298,522**	**2,240.32**
Fixed assets to capital ratio (%)	128.2	131.8	131.9	147.7	**147.8**	

Interest-bearing liabilities = long-term debt + short-term debt + convertible bonds
Debt to equity ratio = interest-bearing liabilities / shareholders' equity x 100
Fixed assets to capital ratio = fixed assets / shareholders' equity x 100

EFFICIENCY




使用総資本回転率
Total Assets Turnover
(回)
(Times)


1.5
0.97
0.98
0.0
1998/3
2001/3
2002/3

売上債権回転率
Trade Receivables Turnover
(回)
(Times)


8
6.35
6.40
6.55
6.52
6.40
0
1998/3
1999/3
2000/3
2001/3
2002/3

決算期／Fiscal Year Ended		百万円／Millions of Yen 1998/3	1999/3	2000/3	2001/3	2002/3	百万米ドル Millions of U.S. Dollars 2002/3
売上高	Net sales	608,990	563,751	527,897	519,104	**504,406**	**3,785.41**
総資本	Total assets	544,465	532,852	543,088	522,486	**509,663**	**3,824.86**
使用総資本回転率(回)	Total assets turnover (Times)	1.11	1.05	0.98	0.97	**0.98**	
売上債権	Trade receivables	88,583	87,627	73,482	85,678	**71,844**	**539.17**
売上債権回転率(回)	Trade receivables turnover (Times)	6.35	6.40	6.55	6.52	**6.40**	

使用総資本回転率＝売上高／期首期末平均総資本×100
売上債権回転率＝売上高／期首期末平均売上債権×100

Total assets turnover = net sales / total assets (yearly average) x 100
Trade receivables turnover = net sales / trade receivables (yearly average) x 100

棚卸資産回転率

Inventories Turnover

(回)
(Times)


8
6.65
6.04
6.27
5.93
5.55
0
1998/3 1999/3 2000/3 2001/3 2002/3

仕入債務回転率

Trade Payables Turnover

(回)
(Times)


15
14.46
12.12
10.32
10.25
11.76
0
1998/3 1999/3 2000/3 2001/3 2002/3

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
棚卸資産	Inventories	95,705	91,095	77,416	97,664	**84,264**	**632.38**
製品	Finished products	59,659	56,743	50,136	63,893	**54,775**	**411.07**
原材料・仕掛品	Raw materials & work in process	36,046	34,352	27,280	33,771	**29,489**	**221.31**
棚卸資産回転率(回)	Inventories turnover (Times)	6.65	6.04	6.27	5.93	**5.55**	
仕入債務	Trade payables	43,021	49,969	52,335	48,924	**36,880**	**276.77**
仕入債務回転率(回)	Trade payables turnover (Times)	14.46	12.12	10.32	10.25	**11.76**	

棚卸資産回転率＝売上高／期首・期末平均棚卸資産×100
仕入債務回転率＝売上高／期首・期末平均仕入債務×100

Inventories turnover = net sales / inventories (yearly average) x 100
Trade payables turnover = net sales / trade payables x 100

CASH FLOWS キャッシュ・フロー

営業活動によるキャッシュ・フロー
Cash Flows from Operating Activities
(百万円)
(Millions of Yen)


40,000
29,016
10,851
0
-9,089
1998/3 1999/3 2000/3 2001/3 2002/3

営業キャッシュ・フローマージン率
Cash Flows from Operating Activities to Net Sales
(%)


5
4.41
3.59
0
-2.80
1998/3 1999/3 2000/3 2001/3 2002/3

決算期／Fiscal Year Ended:		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
		1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
営業活動によるキャッシュ・フロー	Cash flows from operating activities			10,851	(9,089)	**29,016**	**217.76**
投資活動によるキャッシュ・フロー	Cash flows from investing activities			12,474	(5,441)	**(10,437)**	**(78.33)**
フリーキャッシュ・フロー(合計)	Free cash flow			23,325	(14,530)	**18,579**	**139.43**
売上高	Net sales			527,897	519,104	**504,406**	**3,785.41**
営業キャッシュ・フローマージン率(%)	Cash flows from operating activities to net sales (%)			4.41	(2.80)	**3.59**	

営業キャッシュ・フローマージン率＝営業キャッシュ・フロー／売上高×100

Cash flows from operating activities to net sales = cash flows from operating activities/net sales x 100

一株当たりデータ SHARE DATA


一株当たり当期純利益
Net Income (Loss) per Share
100
64.50
0
-49.75
2001/3
2002/3


一株当たり純資産
Shareholders' Equity per Share
(円)
(Yen)
1,500
1,123.09
1,040.56
1,073.75
952.62
978.15
0
1998/3
1999/3
2000/3
2001/3
2002/3


一株当たり配当額
Dividends per Share
(円)
(Yen)
20
10
6
3
7
8
0
1998/3
1999/3
2000/3
2001/3
2002/3

		円／Yen					米ドル U.S. Dollars
		1998/3	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
一株当たり当期純利益(損失)	Net income (loss) per share	65.25	(76.89)	(197.45)	64.50	**(49.75)**	**(0.37)**
一株当たり純資産	Shareholders' equity per share	1,123.09	1,040.56	1,073.75	952.62	**978.15**	**7.34**
一株当たり配当額	Dividends per share	10	6	3	7	**8**	**0.06**
配当総額	Dividends paid	2,065	1,239	619	1,445	**1,651**	**12.39**
配当性向(%)	Dividend payout ratio (%)	40.7	—	—	14.9	**—**	

配当性向＝配当総額／当期純利益（単独）
Payout ratio = dividends paid / net income (non-consolidated)

貸借対照表 BALANCE SHEETS

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2001/3	百万円／Millions of Yen 2002/3	百万米ドル Millions of U.S. Dollars 2002/3
(資産の部)	**ASSETS**			
流動資産	Current assets:			
現金及び預金	Cash and bank deposits	32,885	41,074	308.25
有価証券	Marketable securities	1,349	356	2.67
受取手形及び売掛金	Notes and accounts receivable	88,466	74,519	559.24
貸倒引当金	Allowance for doubtful accounts	(2,788)	(2,675)	(20.08)
棚卸資産	Inventories	97,664	84,264	632.38
繰延税金資産	Deferred income taxes	9,201	9,332	70.03
その他	Prepaid expenses and other current assets	5,094	4,267	32.02
流動資産合計	**Total current assets**	231,872	211,140	1,584.54
有形固定資産	Property, plant and equipment, net of accumulated depreciation:			
土地	Land	48,619	78,069	585.88
建物及び構築物	Buildings and structures	77,617	70,745	530.92
機械及び工具	Machinery and equipment	34,516	35,440	265.97
建物仮勘定	Construction in progress	2,363	1,003	7.53
有形固定資産合計	**Total property, plant and equipment, net of accumulated depreciation**	163,117	185,261	1,390.33
投資その他の資産	Investments and other assets:			
投資有価証券	Investment securities	84,980	76,307	572.66
長期貸付金	Long-term loans receivable	2,188	1,733	13.01
賃貸不動産保証金敷金	Lease deposits	5,185	5,087	38.18
繰延税金資産	Deferred income taxes	28,876	26,384	198.00
連結調整勘定	Excess of cost over net assets acquired	333	173	1.30
その他	Other assets	5,932	3,573	26.81
投資その他の資産合計	**Total investments and other assets**	127,496	113,260	849.98
資産合計	**Total Assets**	522,486	509,663	3,824.86

Fiscal Year Ended	百万円／Millions of Yen 2001/3	百万円／Millions of Yen 2002/3	百万米ドル Millions of U.S. Dollars 2002/3
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term loans	58,349	47,871	359.26
Current portion of long-term debt	10,160	4,363	32.74
Notes and accounts payable	48,924	36,880	276.77
Accrued expenses	40,888	41,987	315.10
Income taxes payable	1,858	1,224	9.19
Advances received	4,417	3,742	28.08
Deferred income taxes	34	65	0.49
Other current liabilities	10,736	8,360	62.74
Total current liabilities	175,371	144,498	1,084.41
Long-term liabilities:			
Convertible bonds	24,317	24,317	182.49
Long-term debt	10,478	19,615	147.20
Deferred income taxes	257	316	2.37
Deferred income taxes on land revaluation	1,632	14,638	109.85
Accrued employees' retirement benefits	67,250	59,074	443.33
Directors' retirement benefits	792	859	6.45
Long-term deposits received	40,592	38,472	288.72
Other long-term liabilities	1,341	1,191	8.94
Total long-term liabilities	146,662	158,486	1,189.39
Minority interests	3,718	4,712	35.36
Shareholders' equity:			
Common stock	28,533	28,533	214.13
Additional paid-in capital	26,924	26,924	202.06
Reserve for land revaluation	8,269	16,482	123.69
Retained earnings	170,496	157,589	1,182.66
Net unrealized holding gains/losses on other securities	308	766	5.75
Translation adjustments	(37,794)	(28,280)	(212.23)
Total shareholders' equity	196,739	202,014	1,516.05
Treasury stock, at cost	(5)	(49)	(0.37)
Total shareholders' equity	196,733	201,965	1,515.68
Total Liabilities and Shareholders' Equity	522,486	509,663	3,824.86

損益計算書 STATEMENTS OF OPERATIONS

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2001/3	百万円／Millions of Yen 2002/3	百万米ドル Millions of U.S. Dollars 2002/3
売上高	Net sales	519,104	504,406	3,785.41
売上原価	Cost of sales	346,200	340,412	2,554.69
売上総利益	**Gross profit**	172,904	163,994	1,230.72
販売費及び一般管理費	Selling, general and administrative expenses	149,902	152,951	1,147.85
営業利益	**Operating income**	23,001	11,043	82.87
営業外収益/費用、特別損益	Other income (expenses):			
受取利益及び受取配当金	Interest and dividend income	1,137	735	5.52
支払利息	Interest expense	(3,014)	(2,911)	(21.85)
売上割引	Sales rebates	(4,391)	(4,477)	(33.60)
為替差損	Loss on foreign exchange	(879)	(352)	(2.64)
投資有価証券売却益	Gain on sale of marketable and investment securities	3,152	3,694	27.72
投資有価証券評価損	Loss from revaluation of marketable and investment securities	(513)	(14,857)	(111.50)
固定資産処分損益	Gain on sale or disposal of properties, net	4,086	(1,672)	(12.55)
持分法による投資利益	Equity in earnings of unconsolidated subsidiaries and affiliates	2,434	2,993	22.46
その他	Other, net	(1,521)	18	0.14
営業外収益/費用、特別損益計	**Total other income (expenses)**	491	(16,829)	(126.30)
税金等調整前当期純利益	**Income (loss) before income taxes and minority interests**	23,491	(5,784)	(43.41)
法人税、住民税及び事業税	Income taxes:			
法人税、住民税及び事業税	Current	2,900	1,507	11.31
法人税等調整額	Deferred	6,826	2,429	18.23
法人税等計	**Total income taxes**	9,726	3,936	29.54
少数株主利益控除前当期純利益	**Income (loss) before minority interests**	13,765	(9,723)	(72.97)
少数株主利益	**Minority interests**	444	551	4.14
当期純利益	**Net income (loss)**	13,320	(10,274)	(77.10)

STATEMENTS OF CASH FLOWS

キャッシュ・フロー計算書

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2001/3	百万円／Millions of Yen 2002/3	百万米ドル Millions of U.S. Dollars 2002/3
営業活動によるキャッシュ・フロー	Cash flows from operating activities:			
税金等調整前当期純利益	Income (loss) before income taxes and minority interests	23,491	(5,784)	(43.41)
減価償却費及び連結調整勘定償却費	Depreciation and amortization	17,448	18,919	141.98
貸倒引当金の増減額	Increase (decrease) in allowance for doubtful accounts	(126)	(507)	(3.80)
投資有価証券評価損	Loss from revaluation of investment securities	513	14,857	111.50
退職給付引当金の増減額	Decrease in employees' retirement benefits, net of payments	(957)	(8,210)	(61.61)
受取利息及び受取配当金	Interest and dividend income	(1,137)	(736)	(5.52)
支払利息	Interest expenses	3,014	2,911	21.85
持分法による投資損益	Equity in earnings of unconsolidated subsidiaries and affiliates	(2,433)	(2,993)	(22.46)
投資有価証券売却益	Gain on sale of investment securities	(3,152)	(3,667)	(27.52)
固定資産売却益又は固定資産除去損	Loss on sale or disposal of properties, net	(4,086)	1,672	12.55
為替差損又は為替差益	Net loss on foreign exchange	879	63	0.47
売上債権の増減額	Decrease (increase) in accounts and notes receivable—trade	(8,058)	18,794	141.04
棚卸資産の増減額	Decrease (increase) in inventories	(14,863)	18,532	139.08
仕入債務の増減額	Decrease in accounts and notes payable—trade	(5,669)	(15,715)	(117.94)
その他	Other, net	(9,034)	(4,775)	(35.83)
小計	Subtotal	(4,170)	33,360	250.36
利息及び配当金の受取額	Interest and dividends received	1,113	746	5.60
利息の支払額	Interest paid	(2,938)	(2,918)	(21.90)
法人税等の支払額	Income taxes paid, net of payment	(3,094)	(2,171)	(16.29)
営業活動によるキャッシュ・フロー	**Net cash provided by (used in) operating activities**	(9,089)	29,016	217.76
投資活動によるキャッシュ・フロー	Cash flows from investing activities:			
有形固定資産の取得による支出	Purchases of properties	(15,082)	(14,876)	(111.64)
有形固定資産の売却による収入	Proceeds from sale of properties	9,137	888	6.66
投資有価証券の取得による支出	Purchases of investment securities	(3,546)	(858)	(6.44)
投資有価証券の売却による収入	Proceeds from sale of investment securities	3,381	4,074	30.57
その他	Other, net	668	336	2.52
投資活動によるキャッシュ・フロー	**Net cash used in investing activities**	(5,441)	(10,437)	(78.33)
財務活動によるキャッシュ・フロー	Cash flows from financing activities:			
短期借入金の増減額	Increase (decrease) in short-term loans	13,534	(13,241)	(99.37)
長期借入れによる収入	Proceeds from long-term debt	8,112	8,178	61.37
長期借入金の返済による支出	Repayments of long-term debt	(7,197)	(5,665)	(42.51)
配当金の支払額	Cash dividends paid	(1,239)	(1,652)	(12.40)
少数株主への配当金支払額	Cash dividends paid to minority shareholders	(242)	(468)	(3.51)
少数株主に対する株式の発行による収入	Proceeds from stock issued to minority shareholders	22	—	—
その他	Other, net	(3)	(31)	(0.23)
財務活動によるキャッシュ・フロー	**Net cash (used in) provided by financing activities**	12,987	(12,880)	(96.66)
現金及び現金同等物に関わる換算差額	**Effect of exchange rate changes on cash and cash equivalents**	887	1,122	8.42
現金及び現金同等物の増減額	**Net (decrease) increase in cash and cash equivalents**	(656)	6,821	51.19
現金及び現金同等物期首残高	**Cash and cash equivalents at beginning of year**	33,632	32,725	245.59
新規連結子会社の現金及び現金同等物の期首残高	**Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation**	351	1,025	7.69
連結除外子会社の現金及び現金同等物の期首残高	**Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation**	(602)	—	—
現金及び現金同等物期末残高	**Cash and cash equivalents at end of year**	32,725	40,571	304.47

株式情報 SHAREHOLDER INFORMATION

期末株価

Share Price at the End of Fiscal Year
(円)
(Yen)



2,500
1,300
1,254
832
1,318
912
0
1998/3
1999/3
2000/3
2001/3
2002/3

出来高

Trading Volume
(百万株)
(Million Shares)



250
115
88
114
122
107
0
1998/3
1999/3
2000/3
2001/3
2002/3

円／Yen

決算期／Fiscal Year Ended:		1998/3	1999/3	2000/3	2001/3	**2002/3**
期末株価	Share price at the end of fiscal year	1,300	1,254	832	1,318	**912**
高値	Share price—high	2,630	1,429	1,609	1,475	**1,390**
安値	Share price—low	1,220	1,010	620	710	**745**
出来高(百万株)	Trading volume (Million shares)	115	88	114	122	**107**



Dividend Yield

0.88
0.53
0.36
3
0
2001/3
2002/3



株価収益率



Price to Earnings Ratio
(倍)
(Times)



50
0
19.9
20.4
1998/3
1999/3
2000/3
2001/3
2002/3



株価純資産倍率

Price to Book Value Ratio
(倍)



(Times)

2
0
1.16
1.21
0.77
1.38
0.93
1998/3
1999/3
2000/3
2001/3
2002/3

百万円／Millions of Yen

Fiscal Year Ended	1998/3	1999/3	2000/3	2001/3	**2002/3**
Dividend yield (%)	0.77	0.48	0.36	0.53	**0.88**
Price to earnings ratio (Times)	19.9	—	—	20.4	**—**
Price to book value ratio (Times)	1.16	1.21	0.77	1.38	**0.93**
Number of shares issued (Thousand shares)	206,523	206,523	206,523	206,523	**206,523**
Market capitalization at the end of fiscal year	2,685	2,590	1,718	2,722	**1,883**
Percentage of shares owned by foreign investors (%)	13.3	14.8	18.9	22.5	**25.2**

NETWORK ネットワーク

国内主要グループ会社／Main Domestic Group Companies

楽器部門／Musical Instruments

(株)ヤマハミュージック東京	Yamaha Music Tokyo Co., Ltd.
(株)ヤマハミュージック西東京	Yamaha Music Nishitokyo Co., Ltd.
(株)ヤマハミュージック横浜	Yamaha Music Yokohama Co., Ltd.
(株)ヤマハミュージック関東	Yamaha Music Kanto Co., Ltd.
(株)ヤマハミュージック大阪	Yamaha Music Osaka Co., Ltd.
(株)ヤマハミュージック神戸	Yamaha Music Kobe Co., Ltd.
(株)ヤマハミュージック瀬戸内	Yamaha Music Setouchi Co., Ltd.
(株)ヤマハミュージック名古屋	Yamaha Music Nagoya Co., Ltd.
(株)ヤマハミュージック浜松	Yamaha Music Hamamatsu Co., Ltd.
(株)ヤマハミュージック九州	Yamaha Music Kyushu Co., Ltd.
(株)ヤマハミュージック北海道	Yamaha Music Hokkaido Co., Ltd.
(株)ヤマハミュージック東北	Yamaha Music Tohoku Co., Ltd.
ヤマハミュージックトレーディング(株)	Yamaha Music Trading Corporation
(株)ヤマハミュージックメディア	Yamaha Music Media Corporation
ヤマハサウンドテック(株)	Yamaha Sound Technologies Inc.
ヤマハミュージッククラフト(株)	Yamaha Music Craft Corporation
(株)ヤマハホール	Yamaha Hall Co., Ltd.
ヤマハピアノサービス(株)	Yamaha Piano Service Co., Ltd.
(株)ヤマハミュージックコミュニケーションズ	Yamaha Music Communications Co., Ltd.
ミュージックリース(株)	Music Lease Corporation

AV/IT部門／AV/IT

ワイズ(株)	YIS Corporation
ディーエス(株)	D.S. Corporation

電子機器・電子金属部門／Electronic Equipment and Metals

ヤマハ鹿児島セミコンダクタ(株)	Yamaha Kagoshima Semiconductor Inc.
ヤマハメタニクス(株)	Yamaha Metanix Corporation

リビング部門／Lifestyle-Related

ヤマハリビングテック(株)	Yamaha Livingtec Corporation
ヤマハリビングプロダクツ(株)	Yamaha Living Products Corporation
(株)ジョイエルホーム	Joywell Home Corporation

レクリエーション部門／Recreation

ヤマハリゾート(株)	Yamaha Resort Corporation
(株)キロロ開発公社	Kiroro Development Corporation
(株)はいむるぶし	Haimurubushi Inc.
(株)葛城	Katsuragi Inc.
(株)鳥羽国際ホテル	Toba International Hotel Inc.
(株)つま恋	Tsumagoi Inc.
(株)合歓の郷	Nemunosato Inc.
(株)キロロアソシエイツ	Kiroro Associates Inc.
(株)寸座ビラ	Sunza Villa Inc.

その他部門／Others

ヤマハファインテック(株)	Yamaha Fine Technologies Co., Ltd.
(株)ヤマハクレジット	Yamaha Credit Corporation
ヤマハ保険サービス(株)	Yamaha Insurance Service Co., Ltd.
(株)ヤマハビジネスサポート	Yamaha Business Support Corporation

海外ネットワーク／YAMAHA's Overseas Network

アメリカ地域／American Region

Yamaha Corporation of America
Yamaha Electronics Corporation, U.S.A.
Yamaha Exporting, Inc.
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
Yamaha Music InterActive Inc.
YMH Digital Music Publishing LLC.
Yamaha Canada Music Ltd.
Yamaha de México, S.A. de C.V.
Yamaha de Panamá, S.A.
Yamaha Musical do Brasil Ltda.

ヨーロッパ地域／European Region

Yamaha Europa G.m.b.H.
Yamaha Music Central Europe D.C.
Yamaha Elektronik Europa G.m.b.H.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha Electronics (U.K.) Ltd.
Kemble & Company Ltd.
Kemble Music Ltd.
Yamaha Musique France S.A.
Yamaha Electronique France S.A.
Yamaha Electronique Alsace S.A.
Yamaha Scandinavia A.B.
Yamaha Musica Italia s.p.a.
Yamaha-Hazen Música S.A.

アジア・オセアニア地域／Asia/Oceania Region

Yamaha KHS Music Co., Ltd.
Taiwan Yamaha Musical Inst. Mfg. Co., Ltd.
Kaohsiung Yamaha Co., Ltd.
Tianjin Yamaha Electronic Musical Instruments, Inc.
Yamaha Trading (Shanghai) Co., Ltd.
Yamaha Electronics Trading (Shanghai) Co., Ltd.
Guangzhou Yamaha-Pearl River Piano Inc.
Xiaoshan Yamaha Musical Instrument Co., Ltd.
Yamaha Electronics (China) Ltd.
Yamaha Music Korea Ltd.
Yamaha Music (Asia) Pte. Ltd.
Yamaha Electronics Asia Pte. Ltd.
Yamaha Music (Malaysia) Sdn. Bhd.
Yamaha Electronics Manufacturing (M) Sdn. Bhd.
P.T. Yamaha Music Indonesia (Distributor)
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
P.T. Yamaha Electronics Manufacturing Indonesia
Siam Music Yamaha Co., Ltd.
Yamaha Music Australia Pty., Ltd.
Yamaha Music Gulf FZE


YAMAHA
CREATING 'KANDO' TOGETHER

YAMAHA CORPORATION

Public Relations Division
2-17-11, Takanawa, Minato-ku,
Tokyo 108-8568, Japan
Tel: +81 3 5488-6602
Fax: +81 3 5488-5060
URL: http://www.global.yamaha.com/
URL: http://www.yamaha.co.jp/

Printed in Japan on recycled paper
カタログコード：CM023

Exhibit 3

第 1 7 8 期

有価証券報告書

自 平成13年4月1日
至 平成14年3月31日

静岡県浜松市中沢町10番1号

ヤマハ株式会社

第178期（自平成13年４月１日　至平成14年３月31日）

有価証券報告書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成14年６月27日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

ヤマハ株式会社

目　　次

頁

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成14年６月27日
【事業年度】	第178期(自　平成13年４月１日　至　平成14年３月31日)
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番１号
【電話番号】	053(460)2141
【事務連絡者氏名】	執行役員　経理・財務部長　　牧　野　時　久
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　東日本事業所管理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	東日本事業所管理センター長　　後　藤　健　治
【縦覧に供する場所】	ヤマハ株式会社東日本事業所管理センター (東京都港区高輪二丁目17番11号) ヤマハ株式会社西日本事業所管理センター (大阪市中央区南船場三丁目12番９号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第174期	第175期	第176期	第177期	第178期
決算年月		平成10年３月	平成11年３月	平成12年３月	平成13年３月	平成14年３月
売上高	(百万円)	608,990	563,751	527,897	519,104	504,406
経常利益 又は経常損失(△)	(百万円)	19,015	△3,695	8,506	19,238	7,680
当期純利益 又は当期純損失(△)	(百万円)	13,475	△15,879	△40,777	13,320	△10,274
純資産額	(百万円)	231,940	214,896	221,750	196,733	201,965
総資産額	(百万円)	544,465	532,852	543,088	522,486	509,663
１株当たり純資産額	(円)	1,123.09	1,040.56	1,073.75	952.62	978.15
１株当たり当期純利益 又は当期純損失(△)	(円)	65.25	△76.89	△197.45	64.50	△49.75
潜在株式調整後 １株当たり当期純利益	(円)	62.86	—	—	61.84	—
自己資本比率	(％)	42.6	40.3	40.8	37.7	39.6
自己資本利益率	(％)	6.0	△7.1	△18.7	6.4	△5.2
株価収益率	(倍)	—	—	—	20.4	—
営業活動による キャッシュ・フロー	(百万円)	—	—	10,851	△9,089	29,016
投資活動による キャッシュ・フロー	(百万円)	—	—	12,474	△5,441	△10,437
財務活動による キャッシュ・フロー	(百万円)	—	—	△7,522	12,987	△12,880
現金及び現金同等物 の期末残高	(百万円)	—	—	33,632	32,725	40,571
従業員数 (外、平均臨時雇用者数)	(名)	—	—	18,167 (3,432)	18,463 (3,814)	18,619 (4,401)

(注) １ 売上高には、消費税等は含まれておりません。
２ 転換社債を発行しておりますが、第175期・第176期・第178期の潜在株式調整後１株当たり当期純利益は、当期純損失が計上されている為、記載しておりません。
３ 第176期・第178期の株価収益率は、当期純損失が計上されている為、記載しておりません。

(2) 提出会社の経営指標等

回次		第174期	第175期	第176期	第177期	第178期
決算年月		平成10年３月	平成11年３月	平成12年３月	平成13年３月	平成14年３月
売上高	(百万円)	417, 218	391, 951	369, 129	346, 175	316, 742
経常利益 又は経常損失(△)	(百万円)	11, 429	△12, 586	△7, 388	13, 338	6, 530
当期純利益 又は当期純損失(△)	(百万円)	5, 068	△13, 711	△36, 798	9, 685	△25, 328
資本金	(百万円)	28, 533	28, 533	28, 533	28, 533	28, 533
発行済株式総数	(株)	206, 523, 263	206, 523, 263	206, 523, 263	206, 523, 263	206, 523, 263
純資産額	(百万円)	164, 665	148, 835	142, 389	150, 836	140, 730
総資産額	(百万円)	317, 137	307, 595	307, 476	298, 578	295, 861
１株当たり純資産額	(円)	797. 32	720. 67	689. 46	730. 36	681. 58
１株当たり配当額 (内１株当たり 中間配当額)	(円) (円)	10 (5)	6 (5)	3 (—)	7 (3)	8 (4)
１株当たり当期純利益 又は当期純損失(△)	(円)	24. 54	△66. 39	△178. 18	46. 90	△122. 65
潜在株式調整後 １株当たり当期純利益	(円)	24. 22	—	—	45. 77	—
自己資本比率	(%)	51. 9	48. 4	46. 3	50. 5	47. 6
自己資本利益率	(%)	3. 1	△8. 7	△25. 3	6. 6	△17. 4
株価収益率	(倍)	—	—	—	28. 1	—
配当性向	(%)	40. 7	—	—	14. 9	—
従業員数	(名)	9, 281	9, 044	6, 692	6, 394	6, 251

(注) 1　売上高には、消費税等は含まれておりません。
2　転換社債を発行しておりますが、第175期・第176期・第178期の潜在株式調整後１株当たり当期純利益は、当期純損失が計上されている為、記載しておりません。
3　第176期・第178期の株価収益率は、当期純損失が計上されている為、記載しておりません。
4　従業員数は第176期より就業人員を記載しております。
5　第176期の従業員数の減少のうち1, 026名は特別早期退職制度の実施によるものです。

2 【沿革】

明治20年11月	山葉寅楠がオルガン製作に成功
明治22年３月	当社の前身である合資会社山葉風琴製造所を設立
明治30年10月	日本楽器製造株式会社を資本金10万円にて設立 本社を浜松に置き、オルガンの製造を開始
明治33年１月	ピアノの製造を開始
昭和24年５月	東京、大阪及び名古屋の各証券取引所に株式を上場
昭和29年５月	ヤマハ音楽教室を開講
昭和29年11月	オートバイの製造を開始
昭和30年７月	オートバイ部門を分離し、ヤマハ発動機㈱を設立
昭和33年10月	エレクトーンの製造を開始 メキシコに最初の海外法人Yamaha de Mexico, S.A. de C.V.を設立
昭和34年１月	合金の製造を開始
昭和35年６月	米国に販売子会社Yamaha International Corporation (現 Yamaha Corporation of America)を設立
昭和36年５月	ホーム用品の製造を開始
昭和36年８月	スポーツ用品の製造を開始
昭和37年５月	中日本観光開発㈱(昭和56年11月ヤマハレクリエーション㈱に社名変更)を設立し、レクリエーション事業に着手
昭和41年10月	管楽器の製造を開始
昭和42年５月	宮竹楽器製造㈱を吸収合併
昭和43年５月	オーディオの製造を開始
昭和44年11月	天竜楽器製造㈱を吸収合併
昭和45年５月	日本管楽器㈱を吸収合併
昭和50年５月	家具の製造を開始
昭和58年10月	カスタムLSIの外販を開始
昭和62年２月	半導体製造子会社ヤマハ鹿児島セミコンダクタ㈱を設立
昭和62年10月	社名を日本楽器製造株式会社からヤマハ株式会社に変更
平成２年６月	レクリエーション事業子会社ヤマハリゾート㈱を設立(平成３年４月ヤマハレクリエーション㈱を吸収合併)
平成３年10月	リビング事業子会社ヤマハリビングテック㈱を設立
平成３年11月	電子金属事業子会社ヤマハメタニクス㈱を設立

3 【事業の内容】

当社グループは、当社、子会社110社及び関連会社17社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリェーション事業及びその他の事業を営んでおります。

当社グループの事業に係わる位置づけ及び事業の種類別セグメントは以下の通りであります。また、関連会社のヤマハ発動機㈱において、二輪車・ボート等の製造販売を行っております。

1 楽器事業

(1) 楽器

当社及び天津雅馬哈電子楽器有限公司、P.T. Yamaha Music Manufacturing Asia他海外製造子会社が製造し、主に㈱ヤマハミュージック東京他国内販売子会社及び Yamaha Corporation of America他海外販売子会社を通じ販売しております。

また、Kemble & Company Ltd.は、ケンブルブランド等の製品を製造販売しております。

(2) 音楽普及事業

当社、㈱ヤマハミュージック東京他国内販売子会社及びYamaha Music (Asia) Pte.Ltd.他海外販売子会社において、音楽教室の運営及び音楽普及活動を行っております。

2 ＡＶ・ＩＴ事業

(1) オーディオ

主にYamaha Electronics Manufacturing (M) Sdn. Bhd. 他海外製造子会社が製造し、当社が販売すると共にYamaha Electronics Corporation, USA他販売子会社を通じ販売しております。

(2) 情報通信機器

主にYamaha Electronics Manufacturing (M) Sdn. Bhd. が製造し、当社及びワイズ㈱が販売すると共にYamaha Electronics Corporation, USA他海外販売子会社を通じ販売しております。

3 リビング事業

主にヤマハリビングプロダクツ㈱が製造し、ヤマハリビングテック㈱が販売しております。

4 電子機器・電子金属事業

(1) 電子機器

ヤマハ鹿児島セミコンダクタ㈱が製造し、当社が販売しております。

(2) 電子金属

ヤマハメタニクス㈱が製造販売を行っております。

5 レクリェーション事業

ヤマハリゾート㈱、㈱キロロ開発公社及び㈱はいむるぶしが、観光施設、宿泊施設及びスポーツ施設等の経営を行っております。

6 その他の事業

当社において、ゴルフ・アーチェリーの用具、自動車用内装部品等の製造販売を行っております。

また、ヤマハファインテック㈱において、FA機器、金型等の製造販売を行っております。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。



国内
海外
楽器
AV・IT
リビング
電子機器・電子金属
レクリエーション
その他
ヤマハ㈱
国内販売会社
(連結子会社)
㈱ヤマハミュージック東京
他11社
ヤマハミュージックトレーディング㈱
ヤマハサウンドテック㈱
国内製造販売会社
(連結子会社)
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
国内製造会社
(連結子会社)
ヤマハミュージッククラフト㈱
国内関連事業会社
(連結子会社)
ミュージックリース㈱
国内製造会社
(連結子会社)
ディーエス㈱
国内販売会社
(連結子会社)
ワイズ㈱
国内製造販売会社
(連結子会社)
ヤマハリビングテック㈱
製品
原材料
国内製造会社
(連結子会社)
ヤマハリビングプロダクツ㈱
国内製造会社
(連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
国内製造販売会社
(連結子会社)
ヤマハメタニクス㈱
レクリエーション事業会社
(連結子会社)
ヤマハリゾート㈱
㈱キロロ開発公社
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
㈱キロロアソシエイツ
㈱寸座ビラ
国内その他事業会社
(連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ヤマハファインテック㈱
ワイピー設備システム㈱
持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ
製品
部品
製品・部品
海外製造販売会社
(連結子会社)
Kemble & Company Ltd.
天津雅馬哈電子楽器有限公司
海外関連事業会社
(連結子会社)
Yamaha Exporting Inc.
海外製造会社
(連結子会社)
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
台湾山葉楽器製造股分有限公司
高雄山葉股分有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
海外販売会社
(連結子会社)
Yamaha Corporation of America
Yamaha Electronics Corporation, USA
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A. de C.V.
Yamaha de Panama S.A.
Yamaha Europa G.m.b.H.
Yamaha Elektronik Europa G.m.b.H.
Yamaha Scandinavia A.B.
Yamaha Musique France S.A.
Yamaha Electronique France S.A.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha Electronics (U.K.) Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
P.T. Yamaha Music Indonesia (Distributor)
Yamaha Music Australia Pty. Ltd.
Yamaha Music (Asia) Pte. Ltd.
他10社(内持分法適用関連会社1社)
功学社山葉楽器股分有限公司
Yamaha Electronics (China) Ltd.
Yamaha Electronics Asia Pte. Ltd.
海外製造会社
(連結子会社)
Yamaha Electronique Alsace S.A.
Yamaha Electronics Manufacturing (M) Sdn. Bhd.
P.T. Yamaha Electronics Manufacturing Indonesia

(注) 次の会社名に使用している「分」には、正しくはにんべんが付きます。
台湾山葉楽器製造股分有限公司
高雄山葉股分有限公司
功学社山葉楽器股分有限公司

4 【関係会社の状況】

名称	住所	資本金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
(連結子会社)							
㈱ヤマハミュージック東京	東京都中央区	400	楽器	100	5	当社製品の仕入販売	当社からの店舗等の賃借
㈱ヤマハミュージック西東京	東京都豊島区	350	〃	100	4	〃	〃
㈱ヤマハミュージック横浜	神奈川県横浜市	350	〃	100	5	〃	〃
㈱ヤマハミュージック関東 (注) 3	新潟県新潟市	100	〃	100	5	〃	なし
㈱ヤマハミュージック大阪	大阪府中央区	350	〃	100	4	〃	当社からの店舗等の賃借
㈱ヤマハミュージック神戸	兵庫県神戸市	250	〃	100	5	〃	〃
㈱ヤマハミュージック瀬戸内 (注) 4	広島県広島市	175	〃	100	6	〃	〃
㈱ヤマハミュージック名古屋	愛知県名古屋市	250	〃	100	4	〃	〃
㈱ヤマハミュージック浜松	静岡県浜松市	125	〃	100	5	〃	〃
㈱ヤマハミュージック九州	福岡県福岡市	300	〃	100	5	〃	〃
㈱ヤマハミュージック北海道	北海道札幌市	200	〃	100	4	〃	〃
㈱ヤマハミュージック東北	宮城県仙台市	250	〃	100	5	〃	〃
ヤマハミュージックトレーディング㈱	東京都中央区	200	〃	100	4	〃	当社からの事務所の賃借
㈱ヤマハミュージックメディア	東京都渋谷区	350	〃	100	2	当社への完成品の販売	当社からの建物の賃借
ディーエス㈱	静岡県袋井市	60	楽器 AV・IT	100	5	〃	〃
ヤマハミュージッククラフト㈱	静岡県浜松市	30	楽器	100	6	〃	当社への建物の賃貸
ヤマハサウンドテック㈱	東京都中央区	100	〃	100	4	当社製品の仕入	当社からの事務所の賃借
㈱ヤマハミュージックコミュニケーションズ	東京都目黒区	300	〃	51	4	なし	なし
㈱ミュージックリース	静岡県浜松市	50	〃	100	5	当社製品の仕入リース	当社からの事務所の賃借
ワイズ㈱	〃	50	AV・IT	100	4	当社製品の仕入販売	〃
ヤマハリビングテック㈱ (注) 5	〃	4,500	リビング	100	2	ヤマハリビングプロダクツ㈱へのリビング用品の製造委託	当社からの店舗等の賃借、ヤマハリビングプロダクツ㈱への建物の賃貸
ヤマハリビングプロダクツ㈱	〃	80	〃	100 (100)	—	ヤマハリビングテック㈱製品の製造	ヤマハリビングテック㈱からの建物の賃借
ヤマハ鹿児島セミコンダクタ㈱	鹿児島県姶良郡	450	電子機器・電子金属	100	6	当社への完成品の販売	なし
ヤマハメタニクス㈱	静岡県磐田市	2,500	〃	100	10	なし	当社との建物の賃貸借

名称	住所	資本金（百万円）	主要な事業の内容	議決権の所有割合（％）	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
ヤマハリゾート㈱（注）5，6	静岡県浜松市	12,000	レクリエーション	99.9	5	㈱はいむるぶしからの施設使用料の徴収	当社からの事務所の賃借、㈱キロロ開発公社からの宿泊施設の賃借
㈱キロロ開発公社（注）5	北海道余市郡	8,000	〃	94.2 (0.6)	2	なし	当社からの事務所の賃借、ヤマハリゾート㈱への宿泊施設の賃貸
㈱はいむるぶし	沖縄県八重山郡	200	〃	100 (100)	1	ヤマハリゾート㈱のリゾート施設の運営	なし
㈱葛城	静岡県袋井市	10	〃	100 (100)	—	なし	〃
㈱鳥羽国際ホテル	三重県鳥羽市	10	〃	100 (100)	—	〃	〃
㈱つま恋	静岡県掛川市	10	〃	100 (100)	—	〃	〃
㈱合歓の郷	三重県志摩郡	10	〃	100 (100)	—	〃	〃
㈱キロロアソシエイツ	北海道余市郡	10	〃	100 (100)	—	〃	〃
㈱寸座ビラ	静岡県引佐郡	10	〃	100 (100)	—	〃	〃
㈱ヤマハクレジット	静岡県浜松市	100	その他	100	4	ヤマハミュージック販社を販売指定店と定め、当社製品を対象とした前払式特定取引（割賦販売法に定められている取引）	当社からの事務所の賃借
ヤマハ保険サービス㈱	〃	100	〃	100	2	なし	当社への土地の賃貸 当社からの事務所の賃借
ヤマハファインテック㈱	〃	300	〃	100	6	当社への完成品の販売	当社からの建物の賃借
ワイピー設備システム㈱	〃	80	〃	100	5	当社設備の施工請負	当社からの事務所の賃借
Yamaha Corporation of America（注）5，7	米国加州ブエナパーク市	千米ドル 50,000	楽器	100	2	当社製品の輸入販売	ヤマハエレクトロニクス社及びヤマハエクスポーティング社への事務所の賃貸
Yamaha Electronics Corporation, USA（注）7	〃	千米ドル 2,500	AV・IT	100 (100)	4	〃	ヤマハコーポレーションオブアメリカ社からの事務所の賃借
Yamaha Music Manufacturing, Inc.（注）7	米国ジョージア州トーマストン市	千米ドル 2,000	楽器	100 (100)	2	当社製品の組立及び完成品のヤマハコーポレーションオブアメリカ社への販売	なし
Yamaha Exporting Inc.（注）7	米国加州ブエナパーク市	千米ドル 2	〃	100 (100)	2	当社への輸出	ヤマハコーポレーションオブアメリカ社からの事務所の賃借
Yamaha Musical Products, Inc.（注）7	米国ミシガン州グランドラピッツ市	千米ドル 2,000	〃	100 (100)	2	当社製品の組立及び完成品のヤマハコーポレーションオブアメリカ社への販売	なし
Yamaha Canada Music Ltd.	カナダ国オンタリオ州スカボロー市	千カナダドル 2,500	楽器 AV・IT	100	2	当社製品の輸入販売	〃
Yamaha de Mexico, S.A. de C.V.	メキシコ合衆国メキシコ市	千メキシコニューペソ 1,709	〃	100 (0)	3	〃	〃
Yamaha de Panama S.A.	パナマ共和国パナマ州	千米ドル 50	〃	100	2	当社製品の輸入販売	〃

名称	住所	資本金 (百万円)	主要な事業 の内容	議決権 の所有 割合 (%)	関係内容		
					役員の 兼任等	営業上の 取引関係	設備の賃貸借等
Yamaha Europa G. m. b. H. (注) 5	独国シュレスヴィッチ ホルシュタイン州 レリンゲン	チユーロ 20,452	楽器	100	3	当社製品の輸入販売	ヤマハエレクトロニクスヨーロッパ社への事務所の賃貸
Yamaha Elektronik Europa G. m. b. H.	〃	チユーロ 4,100	AV・IT	100 (100)	4	〃	ヤマハヨーロッパ社からの事務所の賃借
Yamaha Scandinavia A. B.	スウェーデン王国 エーテボリ市	チスウェーデンクローネ 20,000	楽器 AV・IT	100 (100)	2	〃	なし
Yamaha Musique France S. A.	仏国クロワシーボーブール市	チユーロ 1,200	楽器	100 (72.7)	4	〃	ヤマハエレクトロニクスフランス社への事務所の賃貸
Yamaha Electronique France S. A.	〃	チユーロ 1,824	AV・IT	100 (100)	2	〃	ヤマハミュージックフランス社からの事務所の賃借
Yamaha Electronique Alsace S. A.	仏国サベルヌ市	チユーロ 2,691	〃	100	4	当社製組立用部品の輸入及び完成品の販売	なし
Yamaha-Kemble Music (U. K.) Ltd.	英国ミルトンキーンズ市	千英ポンド 25	楽器	87.5	4	当社製品の輸入販売	〃
Kemble & Company Ltd.	〃	千英ポンド 117	〃	91.8	5	当社製組立用部品の輸入及び完成品の販売	〃
Yamaha Electronics (U. K.) Ltd.	英国ワットフォード市	千英ポンド 1,000	AV・IT	100	3	当社製品の輸入販売	〃
Yamaha-Hazen Musica, S. A.	西国 マドリード市	チユーロ 1,505	楽器	75	3	〃	〃
Yamaha Musica Italia S. P. A.	伊国ミラノ市	チユーロ 4,368	〃	100	3	〃	〃
台湾山葉楽器製造 股分有限公司 (注) 8	中華民国台湾省 桃園県	百万台湾ドル 157	〃	60	6	当社製組立用部品の輸入及び完成品の販売	〃
高雄山葉 股分有限公司 (注) 8	中華民国台湾省 高雄市	百万台湾ドル 260	〃	100	6	当社製組立用部品の輸入及び当社への完成品の輸出	〃
功学社山葉楽器 股分有限公司 (注) 8, 9	中華民国台湾省 台北市	百万台湾ドル 100	楽器 AV・IT	50	5	当社製品の輸入販売及び台湾山葉楽器製造股份有限公司製品の仕入販売	〃
天津雅馬哈電子楽器 有限公司	中華人民共和国 天津市	千元 76,800	楽器	60	4	当社製組立用部品の輸入及び完成品の販売	〃
広州雅馬哈・珠江鋼琴 有限責任公司	中華人民共和国 廣州市	千元 82,966	〃	60	6	当社製組立用部品の輸入及び当社への完成品の輸出	〃
蕭山雅馬哈楽器有限公司	中華人民共和国 蕭山市	千元 132,621	〃	100	7	〃	〃
P. T. Yamaha Indonesia	インドネシア共和国 ジャカルタ特別市	百万インドネシアルピア 8,507	〃	96.4	5	当社製組立用部品の輸入及び完成品の販売	〃
P. T. Yamaha Music Manufacturing Indonesia	〃	百万インドネシアルピア 27,856	〃	100 (3)	7	〃	〃
P. T. Yamaha Music Indonesia (Distributor)	〃	百万インドネシアルピア 18,050	〃	95 (95)	6	当社製品の販売	〃
P. T. Yamaha Music Manufacturing Asia (注) 5	インドネシア共和国 ブカシ県	百万インドネシアルピア 77,600	〃	100	6	当社製組立用部品の輸入及び当社への完成品の輸出	〃

名称	住所	資本金 (百万円)	主要な事業 の内容	議決権 の所有 割合 (%)	関係内容		
					役員の 兼任等	営業上の 取引関係	設備の賃貸借等
P.T.Yamaha Musical Products Indonesia	インドネシア共和国 東ジャワ州パスルアン県	百万インドネシアルピア 30,237	楽器	100	7	当社製組立用部品の輸入及び当社への完成品の輸出	なし
Yamaha Music Australia Pty.Ltd.	オーストラリア連邦 メルボルン市	千豪ドル 1,540	楽器 AV・IT	100	2	当社製品の輸入販売	〃
Yamaha Electronics Manufacturing (M) Sdn. Bhd.	マレーシア国 イポー市	千マレーシアリンギッド 31,000	AV・IT	100	4	当社製組立用部品の輸入及び当社への完成品の輸出	〃
P.T.Yamaha Electronics Manufacturing Indonesia	インドネシア共和国 東ジャワ州パスルアン県	百万インドネシアルピア 79,000	〃	100	5	〃	〃
Yamaha Music (Asia) Pte.Ltd.	シンガポール共和国	千シンガポールドル 5,180	楽器	80	3	当社製品の輸入販売	〃
Music Plaza Pte. Ltd.	〃	千シンガポールドル 102	〃	100 (100)	—	〃	〃
Audio-Visual Land Pte.Ltd.	〃	千シンガポールドル 2,000	楽器 AV・IT	100 (100)	—	〃	〃
Kinderland Educare Service Pte.Ltd.	〃	千シンガポールドル 1,000	楽器	100 (100)	—	なし	〃
Crestar Holdings Pte.Ltd.	〃	千シンガポールドル 0	〃	100 (100)	—	〃	〃
Yamaha Music (Malaysia) Sdn.Bhd.	マレーシア国 クアラルンプール市	千マレーシアリンギッド 1,038	〃	100 (100)	3	当社製品の輸入販売	コンソリデイティッドミュージック社からの土地、建物の賃借
Audio-Visual Land (Malaysia) Sdn.Bhd.	〃	千マレーシアリンギッド 156	楽器 AV・IT	100 (100)	—	〃	〃
Kinderland Educare Services (Malaysia) Sdn.Bhd.	〃	千マレーシアリンギッド 0	楽器	100 (100)	—	なし	なし
Consolidated Music Sdn.Bhd.	〃	千マレーシアリンギッド 250	〃	100 (100)	—	〃	ヤマハミュージックマレーシア社他への土地、建物の賃貸
S.P.Music Centre Sdn.Bhd.	〃	千マレーシアリンギッド 200	〃	60 (60)	—	〃	コンソリデイティッドミュージック社からの土地、建物の賃借
Yamaha Electronics (China)Ltd.	中華人民共和国 香港特別行政区	千香港ドル 8,000	AV・IT	100	3	当社製品の輸入販売	なし
Yamaha Electronics Asia Pte.Ltd.	シンガポール共和国	千シンガポールドル 1,000	〃	100	3	〃	〃
(持分法適用関連会社)							
ヤマハ発動機㈱ (注)10	静岡県磐田市	23,197	その他	28.1 (0.2)	2	当社への完成品の販売及び当社製品の購入	なし
㈱コルグ	東京都杉並区	480	楽器	29.2	1	㈱コルグ製組立用部品の当社からの仕入	〃
Playland and Parks Supplies(Asia) Pte.Ltd.	シンガポール共和国	千シンガポールドル 90	〃	30 (30)	—	なし	〃

(注) 1 主要な事業の内容欄には、事業の種類別セグメントの名称を記載しております。
2 議決権の所有割合欄の(内書)は間接所有であります。
3 ㈱ヤマハミュージック新潟が、㈱ヤマハミュージック東関東、及び㈱ヤマハミュージック北関東と合併し、社名変更したものです。
4 ㈱ヤマハミュージック広島が、㈱ヤマハミュージック松山、及び㈱ヤマハミュージック岡山と合併し、社名変更したものです。
5 特定子会社に該当しております。
6 債務超過会社であり、債務超過の額は、平成14年3月末時点で12,429百万円となっております。
7 売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えておりますが、所在地別北米セグメントの売上高(セグメント間の内部売上高又は振替高を含む)の90%を超えている為、主要な損益情報等の記載を省略しております。
8 会社名に使用している「分」には、正しくはにんべんが付きます。
9 持分は100分の50以下でありますが、実質的に支配している為、子会社としております。
10 有価証券報告書提出会社であります。

5 【従業員の状況】

(1) 連結会社の状況

(平成14年３月31日現在)

事業の種類別セグメントの名称	従業員数(名)
楽器	12,209(3,298)
ＡＶ・ＩＴ	3,177　(249)
リビング	990　(261)
電子機器・電子金属	879　(44)
レクリエーション	602　(533)
その他	762　(16)
合計	18,619(4,401)

(注) 1　従業員数は就業人員数であります。
2　従業員数欄の(外書)は、臨時従業員の年間平均雇用人員であります。

(2) 提出会社の状況

(平成14年３月31日現在)

従業員数	平均年齢	平均勤続年数	平均年間給与
6,251名	44才８ヵ月	23年７ヵ月	7,477,032円

(注) 1　従業員数は就業人員数であります。
2　平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当期におけるわが国経済は、住宅投資、個人消費の低迷が長期化し、期中を通じて民間設備投資が減少するなど、景気の回復がないまま推移しました。海外では、世界的な景気の減速傾向が米国同時多発テロ事件を機に一層顕著なものとなりましたが、期末にかけて米国とアジアの一部で持ち直しの気配がみられました。

このような状況の中で当社は、技術開発力の強化、生産効率の向上、内外販売拠点の整備・充実およびスタッフ業務改革、基幹情報システムの再構築を着実に進めてまいりました。また、魅力的な商品づくりに取り組み、新商品を市場に投入し、需要の喚起を図るとともに着信メロディー配信サービスをはじめとするコンテンツ、ソフト事業の拡大に努めました。

販売の状況につきましては、円安による増収はあったものの、国内市況の低迷、ＩＴ不況の長期化と市場の急激な変化により、情報通信機器、リビング、電子金属等が売上げ減少となったことから、売上高は5,044億６百万円(前年同期比2.8%減少)となりました。このうち、国内売上高は2,899億51百万円(前年同期比6.0%減少)、海外売上高は2,144億55百万円(前年同期比1.8%増加)となりました。

損益につきましては、減収による粗利益の減少に加え、昨年来の国内及び米国経済減速の中で増加した楽器事業及びＡＶ・ＩＴ事業における在庫の削減に伴う売価ダウン、製造損益の悪化により、経常利益は76億80百万円(前年同期比60.1%減少)となりました。また、銀行株式を中心とする保有株式の株価下落による投資有価証券評価損の計上により損失が増加したことから、当期純損失は102億74百万円(前期は当期純利益133億20百万円)となりました。

事業の種類別セグメントの業績を示すと、次の通りであります。

(楽器事業)

楽器は、海外では米国景気の減速など市況悪化が進んだものの為替の円安傾向もあり横這いとなりました。また、国内では長期化する市況の低迷から売上げは振るいませんでした。教室収入につきましては、音楽教室が若干の売上げ減少となりましたが、英語教室は幼児コースを軸にして在籍生徒数が増加し順調に売上げを伸ばしました。コンテンツ配信収入は、着信メロディーサービスが前期に引き続きさらに拡大したことから大幅に伸長しました。

以上により、当事業の売上高は2,869億20百万円(前年同期比0.7%増加)、営業利益は47億38百万円(前年同期比61.4%減少)となりました。

(ＡＶ・ＩＴ事業)

オーディオは、ホームシアター関連商品等が売上げを伸ばしました。また、ビデオプロジェクターを発売し、映像ビジネスへの参入を果たしました。情報通信機器につきましては、ＩＴ関連不況のもと、ＣＤ－Ｒ／ＲＷドライブ、ルーターは低価格化の影響等で売上げ減少となりました。

以上により、当事業の売上高は952億14百万円(前年同期比5.0%減少)、営業利益は30億37百万円(前年同期比22.2%減少)となりました。

(リビング事業)

昨年来の住宅着工戸数減少による厳しい市場環境の中で売上げは微減となりました。また、損益面につきましては生産効率の向上などにより前期に続き改善しました。

以上により、当事業の売上高は457億14百万円(前年同期比2.6%減少)、営業利益は10億46百万円(前年同期比17.3%増加)となりました。

(電子機器・電子金属事業)

半導体につきましては、携帯電話用音源ＬＳＩは大幅に伸長したものの、その他の商品が市況悪化の影響を受け、売上げ減少となりました。

電子金属材料では、半導体の需要低迷によりリードフレーム材料が苦戦しました。

以上により、当事業の売上高は366億28百万円(前年同期比15.3%減少)、営業利益は43億51百万円(前年同期比34.6%減少)となりました。

(レクリエーション事業)

国内の観光業界が全般的に低迷する中で、集客数は増加したものの、売上単価が低下したことにより売上げは微減となりました。また、損益面につきましては営業力強化のために施設の追加改修を行ったこと等も加わり減益となりました。

以上により、当事業の売上高は215億90百万円(前年同期比0.8%減少)、営業損失は17億41百万円(前期は営業損失12億83百万円)となりました。

(その他の事業)

ゴルフ用品は振るわず、ＦＡ・金型事業、自動車用内装部品でも売上げ減少となったことから、当事業の売上高は183億39百万円(前年同期比16.9%減少)、営業損失は３億89百万円(前期は営業利益５億43百万円)となりました。

所在地別セグメントの業績を示すと、次の通りであります。

日本は、売上高3,049億45百万円(前年同期比6.9%減少)、営業利益32億19百万円(前年同期比76.0%減少)、北米は売上高922億46百万円(前年同期比3.0%増加)、営業利益は34億84百万円(前年同期比39.5%減少)、欧州は、売上高は732億60百万円(前年同期比0.7%増加)、営業利益は６億49百万円(前年同期比51.8%減少)、アジア・オセアニア・その他の地域は、売上高は339億54百万円(前年同期比15.4%増加)、営業利益は37億33百万円(前年同期比23.1%増加)となりました。

(2) キャッシュ・フローの状況

当期における現金及び現金同等物(以下「資金」という。)は、前期に比べ68億21百万円増加(前期は6億56百万円減少)し、期末残高は、405億71百万円となりました。

(営業活動によるキャッシュ・フロー)

税金等調整前当期純損失が57億84百万円(前期は税金等調整前当期純利益234億91百万円)となったものの、損失の主な要因が保有株式の評価損であったことに加え、棚卸資産の削減が計画どおり進んだこと、売上債権が減少したこと等により、営業活動の結果得られた資金は290億16百万円(前期使用した資金は90億89百万円)となりました。

(投資活動によるキャッシュ・フロー)

設備投資は減価償却費の範囲内で実施いたしましたが、投資有価証券の売却による収入が40億74百万円あったこと等により、投資活動の結果使用した資金は104億37百万円(前期は有形固定資産の売却による収入が91億37百万円あったこと等により、使用した資金は54億41百万円)となりました。

(財務活動によるキャッシュ・フロー)

主に短期借入金の返済により、財務活動によって使用した資金は128億80百万円(前期得られた資金は129億87百万円)となりました。

2 【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	当連結会計年度 自 平成13年４月１日 至 平成14年３月31日	
	金額(百万円)	前年同期比(%)
楽器	164,260	88.4
ＡＶ・ＩＴ	71,397	81.9
リビング	44,874	91.3
電子機器・電子金属	35,653	79.6
その他	18,580	84.0
合計	334,767	86.0

(注) 1 金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。
2 上記の金額には、消費税等は含まれておりません。

(2) 受注実績

当社グループは、製品の性質上、原則として見込生産を行っております。

(3) 販売実績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	当連結会計年度 自 平成13年４月１日 至 平成14年３月31日	
	金額(百万円)	前年同期比(%)
楽器	286,920	100.7
ＡＶ・ＩＴ	95,214	95.0
リビング	45,714	97.4
電子機器・電子金属	36,628	84.7
レクリエーション	21,590	99.2
その他	18,339	83.1
合計	504,406	97.2

(注) 1 金額は外部顧客に対する売上高であります。
2 上記の金額には、消費税等は含まれておりません。

3　【対処すべき課題】

当社グループは、「感動を・ともに・創る」をブランドスローガンに掲げ、次の通り事業を展開してまいります。

1　ヤマハグループの事業を「音・音楽を中心とした中核事業群」、「生活・余暇事業群」、「部品・素材事業群」に大別し、それぞれの事業群毎に適した成長戦略に取り組みます。

①　「中核事業群」につきましては、事業効率を高め、効果的な投資などによる事業成長とグローバルな事業展開を推進します。

楽器事業では、商品力の強化とタイムリーな市場投入による国内市場の活力回復、海外市場、特に成長著しい中国、韓国市場の開拓、音楽制作市場での事業強化および成人需要拡大を図ります。ＡＶ・ＩＴ事業では、「ホームシアターNo.1戦略」推進による収益力堅持、市場構造変化に対応したＣＤ－Ｒ／ＲＷドライブの新ビジネスモデルの構築、ブロードバンド化対応によるルータービジネスの拡大に取り組んでまいります。電子機器事業では、モバイル音源ビジネスの拡大と収益力の確保およびアミューズメント市場でのシェア拡大を進めてまいります。コンテンツ事業では、着信メロディー配信サービスのグローバル展開をさらに進めてまいります。メディア関連事業では、市場の活性化と新規ビジネスモデルの拡大を追求してまいります。

②　「生活・余暇事業群」につきましては、厳しい市場環境の中で、選択と集中による事業基盤の強化と収益の改善に注力します。

リビング事業では、重点商品への経営資源の戦略的集中によるシェアの拡大に努めます。レクリエーション事業では、集客力強化および各施設における運営子会社の収益改善に取り組みます。

③　「部品・素材事業群」につきましては、中核事業で培ってきた技術を活かし、企業体力の範囲内でバランスのとれた成長を目指します。

電子金属事業、ＦＡ・金型事業では、ＩＴ関連市況の回復時期を睨みつつ、技術・製造面を中心として体質の強化を図ってまいります。自動車用内装部品事業では、商品競争力の強化と新規顧客の開拓を行います。

2　グループ連結経営を強化するため、基幹情報システムの再構築、グローバルな生産戦略・購買調達・品質管理の推進、ＩＴ・デジタル化に対応した特許戦略・特許取得強化、グループ内部資金・事業インフラの効果的な運用、効率的な物流体制の確立、グループでの遵法経営の推進に努めます。

4 【経営上の重要な契約等】

技術導入契約

会社名	相手先	国名	援助契約の内容	契約期間
当社	Lucent Technologies Inc.	米国	半導体に関する特許実施権の相互許諾	自 平成６年４月１日 至 契約特許の満了日
当社	Advanced Risc Machines Ltd.	英国	RISCプロセッサ技術に関する特許実施権の許諾	自 平成６年９月29日 至 定めなし
当社	SGS-Thomson Microelectronics, N.V.	オランダ	半導体に関する特許実施権の相互許諾	自 平成７年２月２日 至 平成17年２月２日
当社	Koninklijke Philips Electoronics N.V.	オランダ	コンパクトディスク技術に関する特許実施権の許諾	自 平成３年12月27日 至 平成13年12月26日
当社	Koninklijke Philips Electoronics N.V.	オランダ	コンパクトディスクレコーダー技術に関する特許実施権の相互許諾	自 平成12年12月７日 至 契約特許の満了日

5 【研究開発活動】

当社グループの研究開発体制は、楽器事業、ＡＶ・ＩＴ事業、電子機器事業は当社、電子金属事業はヤマハメタニクス㈱、リビング事業はヤマハリビングテック㈱、その他事業は当社及びヤマハファインテック㈱の技術開発部門が主となって構成しております。

当連結会計年度における主な成果を事業別セグメントで示すと次の通りであります。

尚、当連結会計年度の研究開発費の総額は225億39百万円であります。

1 楽器事業

楽器関連ではグランドピアノ製造100周年記念モデル「Ｃ３ＡＥ」「Ａ１ＡＥ」、アップライトピアノでモダンインテリアデザインの「ＭＩ101、102」、大型カラー液晶で譜面や歌詞を表示できるクラビノーバ「ＣＶＰシリーズ」、新時代のシンセサイザー「ＭＯＴＩＦ」、サイレントバイオリンの第２弾「ＳＶ200、120」、クラシックギターの演奏性で気楽に楽しめるサイレントギター「ＳＬＧ－100N」、場所を選ばず演奏可能なデジタルパッカーション「ＤＤ－55、35」、音楽制作の全プロセスを１台で完結できるプロオーディオワークステーション「ＡW2816」、サンプリングシーケンサーを搭載したミュージックプロダクションスタジオ「ＲＳ7000」、最新型のデジタル技術によるプロダクションコンソール「ＤM2000」などを開発し商品化しました。また遮音パネルに天然桐を使用した低価格と軽量性の防音室「アビテックスウッディミニシリーズ」を商品化しました。

携帯電話による着信メロディ配信サービス事業や携帯電話で手軽にカラオケが楽しめる「カラっちゃ！」、インターネットでＭＩＤＩカラオケがクリアな音質で歌い放題の「パソカラホーダイ」などを開発し事業化を拡大しております。

研究開発費は115億21百万円であります。

2 ＡＶ・ＩＴ事業

ＡＶ機器関連では最高音質8chアンプと最新サラウンドデコーダーを搭載した最高級ＡＶアンプ「ＤＳＰ－ＡＺ１」、ホームシアターに最適の「ＤＬＰ」方式のビデオプロジェクターで欧州の業界誌団体ＥＩＳＡより「プロジェクター・オブ・ザ・イヤー」に選出された「ＤＰＸ－1」、高画質なプログレッシブ再生可能なＤＶＤプレーヤ「ＤＶＤ-Ｓ1200」、ＨＤＤを搭載したＣＤレコーダ「ＣＤＲ－Ｈ1000」、独自の重低音を再生するスーパーウーファー「ＹＳＴ－ＳW305、205、105」などを開発しました。

情報通信機器関連ではＩＳＤＮとブロードバンド(ＡＤＳＬやＣＡＴＶ)の両者に対応し、ファイヤーウォール搭載のルーターや無線ＬＡＮカード付き無線ルーター、ＣＤ－Ｒに20倍速度で書き込みのできるパーシャルＣＡＶを採用したＣＤ－Ｒ／ＲWドライブ「ＣＲW2000シリーズ」、音質の良さを追求したナチュラルサウンド&ハイスピードＣＤ－Ｒ／ＲWドライブ「ＣＲW3200」などを商品化しました。

研究開発費は50億96百万円であります。

3　リビング事業

浴室関連では普及モデルの「ＮＵＪシリーズ」、エルゴデザインの普及版「ＮＵＳシリーズ」にメーターモジュールタイプを追加し、「ＮＵＳシリーズ」には更に尺モジュールタイプを商品化しました。またリラクゼーション機能として「アクアライト」を開発、商品化しました。

キッチン関連では新コンセプトの「ラウンドタイプ」を開発、オープンコアーでの提案を可能にしました。

建材関連では玄関ドアに木質系最高級ドア「リガードＲ」を追加し、デザインのバリエーションも揃えて、ライフスタイルに合わせた選択を可能にしました。

研究開発費は12億81百万円であります。

4　電子機器・電子金属事業

電子機器関連ではFM音源とウェイブテーブル音源を内蔵し、最大40和音同時発音可能な携帯電話用音源ＬＳＩ「ＹＭＵ762」を開発し、各電話機器メーカーに販売しています。また25Ｗ×２チャンネルの高効率デジタルアンプＩＣ「ＹＤＡ131」を開発、商品化しました。

研究開発費は38億53百万円であります。

5　その他の事業

ゴルフ用品では、一般ゴルファー向けに、高速ヘッドターンによるハイドローを実現したウッド及び中空パワーシエル構造で一番手上の飛びを可能にしたアイアン、「ＳＥＣＲＥＴ01シリーズ」を開発しました。

産業用機械分野では携帯端末などの電子回路基板の端末用穴あけ機の小型、低価格版を２機種開発しました。

研究開発費は７億84百万円であります。

当社グループの当連結会計年度末における日本の特許および実用新案の合計所有件数は3,621件であります。

第３　【設備の状況】

１　【設備投資等の概要】

当連結会計年度の設備投資の状況については、新製品開発、研究、更新改修投資を中心に楽器事業で88億37百万円、ＡＶ・ＩＴ事業で21億33百万円、リビング事業で８億51百万円、電子機器・電子金属事業で19億21百万円、レクリエーション事業で18億67百万円、その他の事業で10億15百万円の投資を実施しました。

２　【主要な設備の状況】

当社グループにおける主要な設備は、以下の通りであります。

(1) 提出会社

（平成14年３月31日現在）

区分 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 (名)
			土地 (面積千㎡)	建物	機械及び装置	その他	合計	
本社及び本社工場 (静岡県浜松市)	楽器	グランドピアノの製造設備及び統括業務施設	20,053 (572)	5,675	1,522	3,414	30,665	2,739
天竜工場 (静岡県浜松市)	楽器 その他	楽器類・防音室・ゴルフアーチェリー用具の製造設備	6,810 (215)	1,167	1,238	504	9,720	515
掛川工場 (静岡県掛川市他)	楽器	アップライトピアノの製造設備	5,753 (223)	1,145	1,873	178	8,951	595
豊岡工場 (静岡県磐田郡豊岡村)	楽器 電子機器・電子金属	電子楽器・管楽器・音響機器の製造設備及び研究開発施設	1,794 (182)	2,771	2,598	1,630	8,794	1,279
東日本事業所 (東京都港区他)	楽器 ＡＶ・ＩＴ	事務所	7,353 (11)	1,304	4	189	8,852	582
西日本事業所 (大阪市中央区他)	楽器 ＡＶ・ＩＴ	〃	5,058 (18)	1,353	2	117	6,533	376

(2) 国内子会社

（平成14年３月31日現在）

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 (名)
				土地 (面積千㎡)	建物	機械及び装置	その他	合計	
ヤマハリビングテック㈱　(注)３	本社工場及び営業所 (静岡県浜松市他)	リビング	リビング用品の製造設備	4,534 (124)	2,368	1,117	1,138	9,159	990
ヤマハメタニクス㈱	本社工場及び営業所 (静岡県磐田市他)	電子機器・電子金属	合金の製造設備	2,605 (92)	940	3,529	241	7,315	306
ヤマハ鹿児島セミコンダクタ㈱	本社工場 (鹿児島県始良郡栗野町)	電子機器・電子金属	半導体の製造設備	642 (69)	1,554	2,273	398	4,867	203
ヤマハリゾート㈱　(注)４	つま恋他 (静岡県掛川市他)	レクリエーション	観光施設等	16,451 (7,511)	24,543	1,121	6,217	48,334	577
㈱キロロ開発公社	キロロ (北海道余市郡赤井川村)	レクリエーション	スキー場、スポーツ施設等	45 (535)	5,915	679	1,910	8,551	25

(3) 在外子会社

(平成14年３月31日現在)

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)
				土地(面積千㎡)	建物	機械及び装置	その他	合計	
Yamaha Corporation of America (注)5	本社・工場(米国加州ブエナパーク市他)	楽器 ＡＶ・ＩＴ	楽器類の製造設備及び事務所	322 (640)	1,531	338	424	2,617	916
P.T.Yamaha Music Manufacturing Asia	本社・営業所(インドネシア共和国ブカシ県)	楽器	楽器類の製造設備	1,337 (120)	675	1,201	537	3,751	503

(注) 1 帳簿価額は、建設仮勘定を除いた有形固定資産の残高であります。

2 その他は、構築物、車輌運搬具、工具器具備品であります。

3 ヤマハリビングプロダクツ㈱の設備を含んでおります。

4 ㈱はいむるぶしの設備を含んでおります。

5 Yamaha Electronics Corporation, USA、Yamaha Music Manufacturing, Inc.、Yamaha Exporting Inc.、Yamaha Musical Products, Inc. の設備を含んでおります。

3 【設備の新設、除却等の計画】

当社グループにおいて計画している事業の種類別セグメントごとの設備投資の新設、拡充の概要は次の通りであります。

事業の種類別セグメントの名称	計画金額(百万円)	目的
楽器	9,900	新商品開発及び更新
ＡＶ・ＩＴ	3,600	〃
リビング	1,800	〃
電子機器・電子金属	2,000	〃
レクリエーション	700	営業施設の更新
その他	1,000	新商品開発及び更新
合計	19,000	

(注) 1 上記計画に伴う今後の所要資金19,000百万円は、自己資金で賄う予定であります。
2 経常的な設備の更新のための売廃却を除き、重要な売廃却の計画はありません。

第４　【提出会社の状況】

1　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式　(注)	700,000,000
計	700,000,000

(注)　定款での定めは、次の通りであります。
当会社の発行する株式の総数は、７億株とする。
但し、株式の消却が行われた場合は、これに相当する株式数を減ずる。

②　【発行済株式】

種類	事業年度末現在発行数(株)(平成14年３月31日)	提出日現在発行数(株)(平成14年６月27日)	上場証券取引所名又は登録証券業協会名	内容
普通株式(注)	206,523,263	206,523,263	東京証券取引所(市場第一部) 大阪　〃　(〃) 名古屋　〃　(〃)	―
計	206,523,263	206,523,263	―	―

(注)　提出日現在の発行数には、平成14年６月１日から、この有価証券報告書提出日までの転換社債の株式への転換により発行された株式数は、含まれておりません。

(2)　【新株予約権等の状況】

第２回無担保転換社債(昭和63年９月30日発行)

	事業年度末現在(平成14年３月31日)	提出日の前月末現在(平成14年５月31日)
転換社債の残高(百万円)	24,317	24,317
転換価格(円)	2,200	2,200
資本組入額(円)	1,100	1,100

(3)　【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成９年３月31日	―	206,523,263	―	28,533	―	26,924

(4) 【所有者別状況】

(平成14年３月31日現在)

区分	株式の状況(１単元の株式数1,000株)								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	—	98	32	242	248	3	12,961	13,581	—
所有株式数(単元)	—	110,033	1,111	17,221	52,010	—	23,269	203,644	2,879,263
所有株式数の割合(%)	—	54.03	0.54	8.46	25.54	—	11.43	100.00	—

(注) 1 自己株式47,038株は、「個人その他」に47単元、「単元未満株式の状況」に38株含まれておりますが、うち、株主名簿上は当社名義となっていて実質的に所有していない株式が1,000株あります。

2 証券保管振替機構名義の株式13,000株は「その他の法人」に13単元含まれております。

3 平成14年５月17日開催の取締役会において、平成14年８月１日より１単元の株式数を1,000株から100株に変更することを決議しました。

(5) 【大株主の状況】

(平成14年３月31日現在)

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
ノーザントラストカンパニー(エイブイエフシー)サブアカウントアメリカンクライアント(常任代理人 香港上海銀行 東京支店)	155 BISHOPSGATE LONDON EC2M 3XS,UK(東京都中央区日本橋三丁目11番１号)	13,668	6.62
株式会社第一勧業銀行 (注)４(常任代理人 資産管理サービス信託銀行株式会社)	東京都千代田区内幸町一丁目１番５号(東京都中央区晴海一丁目８番12号晴海アイランドトリトンスクエアオフィスタワーZ棟)	9,906	4.80
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	9,906	4.80
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番２号	9,269	4.49
株式会社富士銀行 (注)４(常任代理人 資産管理サービス信託銀行株式会社)	東京都千代田区大手町一丁目５番５号(東京都中央区晴海一丁目８番12号晴海アイランドトリトンスクエアオフィスタワーZ棟)	8,707	4.22
株式会社静岡銀行	静岡市呉服町一丁目10番地	8,349	4.04
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目８番11号	8,252	4.00
ステートストリートバンクアンドトラストカンパニー(常任代理人 株式会社富士銀行兜町カストディ業務室) (注)５	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A.(東京都中央区日本橋兜町６番７号)	8,183	3.96
住友生命保険相互会社(常任代理人 日本トラスティ・サービス信託銀行株式会社)	大阪府大阪市中央区城見一丁目４番35号(東京都中央区晴海一丁目８番11号)	7,300	3.53
日本生命保険相互会社	東京都千代田区有楽町一丁目２番２号日本生命証券管理部内	7,205	3.49
計	—	90,748	43.95

(注) 1　上記の所有株式数のうち、信託業務に係る株式数は次の通りであります。

日本トラスティ・サービス信託銀行株式会社　8,252千株

2　シルチェスター　インターナショナル　インベスターズ　リミテッドから、平成14年2月11日付で提出された大量保有報告書により同日現在で14,664千株を保有している旨の報告を受けておりますが、当社として当事業年度末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

尚、シルチェスター　インターナショナル　インベスターズ　リミテッドの大量保有報告書の内容は以下の通りであります。

大量保有者	シルチェスター　インターナショナル　インベスターズ　リミテッド
住所	ヒースコートハウス，20 サビルロウ，ロンドン，W1S 3PR 英国
所有株式数	14,664,000株
発行済株式総数に対する所有株式数の割合	7.10%

3　アライアンス・キャピタル・マネジメント・エル・ピー及びアライアンス・キャピタル・アセット・マネジメント株式会社から、平成14年5月22日付で提出された大量保有報告書により同日現在で11,717千株を保有している旨の報告を受けておりますが、当社として当事業年度末時点における所有株式数の確認ができないため、、上記大株主の状況には含めておりません。

尚、アライアンス・キャピタル・マネジメント・エル・ピー及びアライアンス・キャピタル・アセット・マネジメント株式会社の大量保有報告書の内容は以下の通りであります。

大量保有者	アライアンス・キャピタル・マネジメント・エル・ピー
住所	アメリカ合衆国10105、ニューヨーク州、ニューヨーク・アベニュー・オブ・アメリカズ1345
所有株式数	9,934,000株
発行済株式総数に対する所有株式数の割合	4.81%

大量保有者	アライアンス・キャピタル・アセット・マネジメント株式会社
住所	東京都千代田区大手町一丁目5番1号大手町ファーストスクエア
所有株式数	1,783,000株
発行済株式総数に対する所有株式数の割合	0.86%

4　株式会社第一勧業銀行及び株式会社富士銀行は、株式会社日本興業銀行とともに会社分割・合併を行い、平成14年4月1日をもって、株式会社みずほコーポレート銀行及び株式会社みずほ銀行となりました。

5　株式会社富士銀行は株式会社第一勧業銀行及び株式会社日本興業銀行とともに会社分割・合併を行い、平成14年4月1日をもって株式会社みずほコーポレート銀行及び株式会社みずほ銀行となりました。これに伴い、ステートストリートバンクアンドトラストカンパニーの常任代理人は株式会社みずほコーポレート銀行兜町証券決済業務有価証券管理班となりました。

(6) 【議決権の状況】

① 【発行済株式】

(平成14年３月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式　46,000	—	—
	(相互保有株式) 普通株式　808,000	—	—
完全議決権株式(その他)	普通株式 202,790,000	202,790	—
単元未満株式	普通株式 2,879,263	—	１単元(1,000株)未満の株式
発行済株式総数	206,523,263	—	—
総株主の議決権	—	202,790	—

(注) 1　「単元未満株式」には、ヤマハ発動機株式会社の相互保有株式140株、三信工業株式会社所有の相互保有株式561株及び当社所有の自己株式38株が含まれております。

2　「完全議決権株式(その他)」には証券保管振替機構名義の株式13,000株(議決権13個)及び株主名簿上は当社名義となっているが、実質的に所有していない株式1,000株(議決権１個)が含まれております。

② 【自己株式等】

(平成14年３月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式)					
ヤマハ株式会社	静岡県浜松市中沢町10番１号	46,000	—	46,000	0.02
(相互保有株式)					
ヤマハ発動機株式会社	静岡県磐田市新貝2500番地	698,000	—	698,000	0.34
三信工業株式会社	静岡県浜松市新橋町1400	110,000	—	110,000	0.05
計	—	854,000	—	854,000	0.41

(注)　上記の他、株主名簿上は当社名義となっているが、実質的に所有していない株式が1,000株(議決権１個)あります。

(7) 【ストックオプション制度の内容】

該当事項はありません。

2 【自己株式の取得等の状況】

(1) 【取締役又は使用人への譲渡及び利益、資本準備金又は再評価差額金による消却に係る自己株式の取得等の状況】

① 【前決議期間における自己株式の取得等の状況】

イ 【株式の種類】普通株式

(イ)【取締役又は使用人への譲渡のための取得の状況】

該当事項はありません。

(ロ)【利益、資本準備金又は再評価差額金による消却のための買受けの状況】

(平成14年6月26日現在)

区分	株式数(株)	価額の総額(円)
定時株主総会での決議状況 (年 月 日決議)	—	—
利益による消却の取締役会での決議状況 (年 月 日決議)	—	—
資本準備金による消却の取締役会での決議状況(年 月 日決議)	—	—
再評価差額金による消却の取締役会での決議状況(年 月 日決議)	—	—
前決議期間における取得自己株式	—	—
残存授権株式等の総数及び価額の総額	—	—
未行使割合(%)	—	—

(注) 1 廃止前の「株式の消却の手続に関する商法の特例に関する法律」第3条第1項の規定に基づき、平成10年6月27日以降取締役会の決議をもって、20,000,000株を限度として、利益による株式の消却のための自己株式を取得することができる旨を定款に定めております。

2 「株式の消却の手続に関する商法の特例に関する法律」の廃止に伴い、平成14年6月26日開催の定時株主総会において定款変更を行い、上記規定を削除いたしました。

(ハ)【取得自己株式の処理状況】

該当事項はありません。

【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

② 【当定時株主総会における自己株式取得に係る決議状況】

(平成14年6月26日現在)

区分	株式の種類	株式数(株)	価額の総額(円)
自己株式取得に係る決議	普通株式	20,000,000	30,000,000,000
再評価差額金による消却のための買受けに係る決議	―	―	―
計	―	20,000,000	30,000,000,000

(注) 授権株式数の発行済株式数に占める割合は9.68%であります。

3 【配当政策】

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り、安定的な配当を実施することを基本方針としております。

当期の利益配当については、中間配当は４円、期末配当は４円とし、年間８円を実施しました。

内部留保資金については、業績の状況、財務の状況を勘案しながら研究開発投資、製造設備投資および将来の事業拡大のための資金に充当してまいります。

尚、第178期中間配当についての取締役会決議は平成13年11月16日に行っております。

4 【株価の推移】

(1) 【最近５年間の事業年度別最高・最低株価】

回次	第174期	第175期	第176期	第177期	第178期
決算年月	平成10年３月	平成11年３月	平成12年３月	平成13年３月	平成14年３月
最高(円)	2,630	1,429	1,609	1,475	1,390
最低(円)	1,220	1,010	620	710	745

(注) 上記の株価は東京証券取引所市場第一部におけるものであります。

(2) 【最近６月間の月別最高・最低株価】

月別	平成13年 10月	11月	12月	平成14年 １月	２月	３月
最高(円)	1,049	1,090	1,020	1,015	976	1,075
最低(円)	841	950	910	943	801	851

(注) 上記の株価は東京証券取引所市場第一部におけるものであります。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数(千株)
代表取締役社長	―	伊藤修二	昭和17年11月1日生	昭和40年4月 当社入社 昭和59年7月 Yamaha-Kemble Music(U.K.)Ltd.社長 昭和63年6月 当社取締役 平成5年7月 常務取締役 平成9年6月 代表取締役専務 平成12年4月 代表取締役社長(現)	27
専務取締役	―	岸田勝彦	昭和16年11月19日生	昭和41年4月 当社入社 平成4年4月 ピアノ事業本部長 平成6年6月 取締役 平成10年6月 常務取締役 平成12年4月 専務取締役(現)	20
常務取締役	―	前嶋邦啓	昭和15年9月12日生	昭和40年4月 当社入社 平成4年4月 AV機器事業部長 平成7年6月 取締役 平成11年10月 ＡＶ・ＩＴ事業本部長(現) 平成12年6月 常務取締役(現)	6
常務取締役	―	和智正忠	昭和17年3月28日生	昭和48年2月 当社入社 平成7年5月 電子楽器事業本部長 平成7年6月 取締役 平成11年4月 事業開発本部長(現) 平成12年6月 常務取締役(現)	10
常務取締役	―	江川宣之	昭和16年3月28日生	昭和39年4月 当社入社 平成4年10月 経営企画室長 平成5年6月 取締役 平成12年10月 常務取締役(現) 平成12年10月 楽器事業本部長(現)	17
取締役	―	梅田吉弘	昭和18年2月27日生	昭和41年4月 当社入社 平成4年4月 生産技術統括部長 平成8年6月 取締役(現)	5
取締役	総務部長	花本眞也	昭和21年6月18日生	昭和45年4月 当社入社 平成8年3月 国内楽器営業本部長 平成9年6月 取締役(現) 平成13年8月 総務部長(現)	8
取締役	半導体事業部長	加藤博万	昭和19年3月8日生	昭和41年4月 当社入社 平成8年3月 エレクトロニクス開発センター長 平成10年6月 取締役(現) 平成11年4月 半導体事業部長(現)	3
取締役	経営企画室長	黒江常夫	昭和21年2月2日生	昭和43年4月 当社入社 平成11年7月 経営企画室長(現) 平成12年6月 取締役(現)	6
常勤監査役	―	太田直幹	昭和16年9月20日生	昭和40年4月 当社入社 昭和63年8月 人事部長 平成6年6月 常勤監査役(現)	11
常勤監査役	―	堀越美知夫	昭和21年6月2日生	昭和45年4月 当社入社 平成11年10月 ＡＶ・ＩＴ事業本部事業企画室長 平成13年6月 常勤監査役(現)	3

役名	職名	氏名	生年月日	略歴	所有株式数(千株)
監査役	―	鈴　木　重　文	昭和12年９月10日生	昭和37年４月　当社入社 平成４年４月　海外営業統括本部長 平成４年６月　取締役 平成９年６月　常務取締役 平成12年６月　取締役退任 平成12年６月　監査役(現)	19
監査役	―	中　村　公　之	昭和14年11月20日生	昭和42年４月　ヤマハ発動機株式会社入社 平成５年６月　同社取締役 平成10年６月　同社取締役退任 平成11年６月　株式会社ワイ・イー・シー代表取締役社長(現) 平成12年６月　当社監査役(現)	2
計					137

(注)　常勤監査役太田直幹および監査役中村公之は株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

尚、第177期事業年度（自平成12年４月１日　至平成13年３月31日）は、改正前の財務諸表等規則に基づき、第178期事業年度（自平成13年４月１日　至平成14年３月31日）は、改正後の財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（自平成12年４月１日　至平成13年３月31日）の連結財務諸表及び第177期事業年度（自平成12年４月１日　至平成13年３月31日）の財務諸表について監査法人太田昭和センチュリーの監査を受け、当連結会計年度（自平成13年４月１日　至平成14年３月31日）の連結財務諸表及び第178期事業年度（自平成13年４月１日　至平成14年３月31日）の財務諸表について新日本監査法人の監査を受けております。

尚、「監査法人太田昭和センチュリー」は平成13年７月１日付けで法人名称を変更し「新日本監査法人」となりました。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度(平成13年3月31日) 金額(百万円)		構成比(%)	当連結会計年度(平成14年3月31日) 金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金	※2		32,885			41,074	
2 受取手形及び売掛金	※7		88,466			74,519	
3 有価証券	※2		1,349			356	
4 棚卸資産			97,664			84,264	
5 繰延税金資産			9,201			9,332	
6 その他	※8		5,094			4,267	
7 貸倒引当金			△2,788			△2,675	
流動資産合計			231,872	44.4		211,140	41.4
Ⅱ 固定資産							
(1) 有形固定資産	※1,2						
1 建物及び構築物			77,617			70,745	
2 機械装置及び運搬具			23,664			22,401	
3 工具器具備品			10,852			13,039	
4 土地	※6		48,619			78,069	
5 建設仮勘定			2,363			1,003	
有形固定資産合計			163,117	31.2		185,261	36.4
(2) 無形固定資産							
1 連結調整勘定			333			173	
2 その他			714			1,028	
無形固定資産合計			1,047	0.2		1,202	0.2
(3) 投資その他の資産							
1 投資有価証券	※2,3		84,980			76,307	
2 長期貸付金			3,274			2,680	
3 賃借不動産保証金敷金			5,185			5,087	
4 繰延税金資産			28,876			26,384	
5 その他	※3		5,218			2,545	
6 貸倒引当金			△1,086			△947	
投資その他の資産合計			126,449	24.2		112,058	22.0
固定資産合計			290,614	55.6		298,522	58.6
資産合計			522,486	100.0		509,663	100.0

区分	注記番号	前連結会計年度 (平成13年3月31日) 金額(百万円)		構成比(%)	当連結会計年度 (平成14年3月31日) 金額(百万円)		構成比(%)
(負債の部)							
Ⅰ 流動負債							
1 支払手形及び買掛金	※7		48,924			36,880	
2 短期借入金			58,349			47,871	
3 一年以内返済の長期借入金			10,160			4,363	
4 未払費用及び未払金			40,888			41,987	
5 未払法人税等			1,858			1,224	
6 特定取引前受金			4,417			3,742	
7 繰延税金負債			34			65	
8 アフターサービス費引当金			155			138	
9 製品保証引当金			3,013			3,033	
10 返品調整引当金			65			65	
11 延払未実現利益			879			672	
12 その他			6,624			4,452	
流動負債合計			175,371	33.5		144,498	28.4
Ⅱ 固定負債							
1 転換社債			24,317			24,317	
2 長期借入金			10,478			19,615	
3 繰延税金負債			257			316	
4 再評価に係る繰延税金負債	※6		1,632			14,638	
5 退職給付引当金			67,250			59,074	
6 役員退職慰労引当金			792			859	
7 長期預り金			40,592			38,472	
8 その他			1,341			1,191	
固定負債合計			146,662	28.1		158,486	31.1
負債合計			322,034	61.6		302,984	59.5
(少数株主持分)							
少数株主持分			3,718	0.7		4,712	0.9
(資本の部)							
Ⅰ 資本金			28,533	5.5		28,533	5.6
Ⅱ 資本準備金			26,924	5.1		26,924	5.3
Ⅲ 再評価差額金	※6		8,269	1.6		16,482	3.2
Ⅳ 連結剰余金			170,496	32.6		157,589	30.9
Ⅴ その他有価証券評価差額金			308	0.1		766	0.1
Ⅵ 為替換算調整勘定			△37,794	△7.2		△28,280	△5.5
Ⅶ 自己株式			△5	△0.0		△49	△0.0
資本合計			196,733	37.7		201,965	39.6
負債、少数株主持分及び資本合計			522,486	100.0		509,663	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 金額(百万円)		百分比(%)	当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高			519,104	100.0		504,406	100.0
Ⅱ 売上原価	※2		346,419	66.7		340,646	67.5
売上総利益			172,684	33.3		163,759	32.5
延払未実現利益			219			235	
合計売上総利益			172,904	33.3		163,994	32.5
Ⅲ 販売費及び一般管理費	※2						
1 販売手数料		2,542			2,640		
2 運送費		11,848			12,095		
3 広告費及び販売促進費		22,052			22,455		
4 諸引当金繰入額	※1	7,271			6,782		
5 人件費		58,131			60,483		
6 地代家賃		4,953			4,853		
7 減価償却費		6,712			5,470		
8 その他		36,388	149,902	28.9	38,171	152,951	30.3
営業利益			23,001	4.4		11,043	2.2
Ⅳ 営業外収益							
1 受取利息		579			477		
2 受取配当金		558			258		
3 持分法による投資利益		2,434			2,993		
4 その他		1,761	5,333	1.0	1,410	5,140	1.0
Ⅴ 営業外費用							
1 支払利息		3,014			2,911		
2 売上割引		4,391			4,477		
3 持分法による投資損失		0			—		
4 為替差損		879			352		
5 その他		811	9,097	1.7	762	8,503	1.7
経常利益			19,238	3.7		7,680	1.5
Ⅵ 特別利益							
1 固定資産売却益	※3	5,795			99		
2 諸引当金戻入額	※4	381			741		
3 投資有価証券売却益		3,152	9,329	1.8	3,694	4,536	0.9
Ⅶ 特別損失							
1 固定資産除却損	※5	1,709			1,771		
2 投資有価証券売却損		—			27		
3 投資有価証券評価損		513			14,857		
4 関係会社株式評価損		—			283		
5 特別退職金	※6	—			1,061		
6 ゴルフ会員権評価損		32			—		
7 退職給付会計適用に伴う変更時差異		2,820	5,075	1.0	—	18,001	3.5
税金等調整前当期純利益又は税金等調整前当期純損失(△)			23,491	4.5		△5,784	△1.1
法人税、住民税及び事業税		2,900			1,507		
法人税等調整額		6,826	9,726	1.8	2,429	3,937	0.8
少数株主利益			444	0.1		551	0.1
当期純利益又は当期純損失(△)			13,320	2.6		△10,274	△2.0

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 金額(百万円)		当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)	
Ⅰ 連結剰余金期首残高			157,962		170,496
Ⅱ 連結剰余金増加高					
1 連結会社増加に伴う増加高		957		474	
2 持分変動に伴う増加高		—		15	
3 再評価差額金取崩高		62		0	
4 持分変動に伴う再評価差額金取崩高		—	1,019	82	573
Ⅲ 連結剰余金減少高					
1 連結会社増減に伴う減少高		23		607	
2 持分変動に伴う減少高		542		945	
3 配当金		1,239		1,652	
4 役員賞与金		1	1,806	1	3,206
Ⅳ 当期純利益又は当期純損失(△)			13,320		△10,274
Ⅴ 連結剰余金期末残高			170,496		157,589

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 金額(百万円)	当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー:			
1 税金等調整前当期純利益 又は税金等調整前当期純損失(△)		23,491	△5,784
2 減価償却費		17,310	18,767
3 連結調整勘定償却額		138	152
4 貸倒引当金の増減額		△126	△507
5 投資有価証券評価損		513	14,857
6 関係会社株式評価損		—	283
7 ゴルフ会員権評価損		32	—
8 退職給付引当金の増減額		△957	△8,210
9 受取利息及び受取配当金		△1,137	△736
10 支払利息		3,014	2,911
11 為替差損		879	63
12 持分法による投資損益		△2,433	△2,993
13 投資有価証券売却益		△3,152	△3,694
14 投資有価証券売却損		—	27
15 固定資産売却益		△5,795	△99
16 固定資産除却損		1,709	1,771
17 売上債権の増減額		△8,058	18,794
18 棚卸資産の増減額		△14,863	18,532
19 仕入債務の増減額		△5,669	△15,715
20 従業員預り金の減少額		△8,381	—
21 その他		△684	△5,058
小計		△4,170	33,360
22 利息及び配当金の受取額		1,113	746
23 利息の支払額		△2,938	△2,918
24 法人税等の支払額及び還付額		△3,094	△2,171
営業活動によるキャッシュ・フロー		△9,089	29,016
Ⅱ 投資活動によるキャッシュ・フロー:			
1 有形固定資産の取得による支出		△15,082	△14,876
2 有形固定資産の売却による収入		9,137	888
3 投資有価証券の取得による支出		△3,546	△858
4 投資有価証券の売却による収入		3,381	4,074
5 貸付けによる支出		△255	△714
6 貸付金の回収による収入		905	1,292
7 その他		18	△242
投資活動によるキャッシュ・フロー		△5,441	△10,437
Ⅲ 財務活動によるキャッシュ・フロー:			
1 短期借入金の増減額(純額)		13,534	△13,241
2 長期借入れによる収入		8,112	8,178
3 長期借入金の返済による支出		△7,197	△5,665
4 配当金の支払額		△1,239	△1,652
5 少数株主への配当金の支払額		△242	△468
6 少数株主に対する株式の発行による収入		22	—
7 その他		△3	△31
財務活動によるキャッシュ・フロー		12,987	△12,880
Ⅳ 現金及び現金同等物に係る換算差額		887	1,122
Ⅴ 現金及び現金同等物の増減額		△656	6,821
Ⅵ 現金及び現金同等物の期首残高		33,632	32,725
Ⅶ 新規連結子会社の現金及び 現金同等物の期首残高		351	1,025
Ⅷ 連結除外子会社の現金及び 現金同等物の期首残高		△602	—
Ⅸ 現金及び現金同等物の期末残高	※1	32,725	40,571

連結財務諸表作成のための基本となる事項

前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日)	当連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
1　連結の範囲に関する事項 連結子会社73社 主要な連結子会社の名称は、「第１企業の概況　４関係会社の状況」に記載している為、省略しております。 当連結会計年度より、新たに国内子会社２社と、海外子会社２社の計４社を連結の範囲に含めております。また、国内子会社２社と海外子会社１社の計３社を連結の範囲から除外しております。 ヤマハライフサービス㈱他非連結子会社はその資産、売上高、当期純損益及び剰余金を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。	1　連結の範囲に関する事項 連結子会社82社 主要な連結子会社の名称は、「第１企業の概況　４関係会社の状況」に記載している為、省略しております。 当連結会計年度より、新たに国内子会社10社と、海外子会社３社の計13社を連結の範囲に含めております。また、合併により国内子会社４社を連結の範囲から除外しております。 ヤマハライフサービス㈱他非連結子会社はその資産、売上高、当期純損益及び剰余金を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。
2　持分法の適用に関する事項 ヤマハライフサービス㈱他非連結子会社及び関連会社のうち主要な関連会社であるヤマハ発動機㈱他２社に対する投資について持分法を適用しております。 持分法適用外のヤマハライフサービス㈱他非連結子会社及びヤマハ・オーリンメタル㈱他関連会社は、それぞれ連結純損益及び連結剰余金に及ぼす影響が軽微であり、かつ全体としても重要性がありません。	2　持分法の適用に関する事項 同左
3　連結子会社の事業年度等に関する事項 連結子会社の決算日は、P. T. Yamaha Indonesia、P. T. Yamaha Music Indonesia (Distributor)、P. T. Yamaha Music Manufacturing Indonesia、P. T. Yamaha Music Manufacturing Asia、P. T. Yamaha Musical Products Indonesia、Yamaha de Mexico, S. A. de C. V.、Yamaha Electronics Manufacturing(M)Sdn. Bhd.、天津雅馬哈電子楽器有限公司、Yamaha Music (Asia)Pte. Ltd.他９社を除いてすべて、当社と同一であります。 上記18社の決算日は12月31日であり、同決算日現在の財務諸表を使用しておりますが、平成13年１月１日から連結決算日平成13年３月31日までの期間に発生した重要な取引については、連結上必要な調整を行っております。	3　連結子会社の事業年度等に関する事項 連結子会社の決算日は、P. T. Yamaha Indonesia、P. T. Yamaha Music Indonesia (Distributor)、P. T. Yamaha Music Manufacturing Indonesia、P. T. Yamaha Music Manufacturing Asia、P. T. Yamaha Musical Products Indonesia、P. T. Yamaha Electronics Manufacturing Indonesia、Yamaha de Mexico, S. A. de C. V.、Yamaha Electronics Manufacturing (M) Sdn. Bhd.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限賃任公司、蕭山雅馬哈楽器有限公司、Yamaha Music (Asia)Pte. Ltd.他９社を除いてすべて、当社と同一であります。 上記21社の決算日は12月31日であり、同決算日現在の財務諸表を使用しておりますが、平成14年１月１日から連結決算日平成14年３月31日までの期間に発生した重要な取引については、連結上必要な調整を行っております。
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 1)　有価証券 満期保有目的の債券 償却原価法(定額法) その他有価証券 時価のあるもの 総平均法による原価法 時価のないもの 総平均法による原価法	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 1)　有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 同左

前連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）	当連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
2)　デリバティブ 時価法 3)　棚卸資産 当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。	2)　デリバティブ 同左 3)　棚卸資産 同左
(2) 重要な減価償却資産の減価償却方法 1)　有形固定資産 主として定率法によっておりますが、一部の連結子会社は定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　　31～50年(附属設備は主に15年) 構築物　　10～30年 機械及び装置４～11年 工具器具備品５～６年(金型は主に２年)	(2) 重要な減価償却資産の減価償却方法 1)　有形固定資産 同左
(3) 重要な引当金の計上基準 1)　貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については、個別に回収可能性を検討し、回収不能見込額を計上しております。	(3) 重要な引当金の計上基準 1)　貸倒引当金 同左
2)　製品保証引当金 製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。	2)　製品保証引当金 同左
3)　退職給付引当金 従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 尚、会計基準変更時差異2,820百万円については、当連結会計年度に一括費用処理しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、翌連結会計年度から費用処理することとしております。	3)　退職給付引当金 従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。
4)　役員退職慰労引当金 役員退職時の慰労金の発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。	4)　役員退職慰労引当金 同左
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左

前連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）	当連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
（会計処理方法の変更） 在外連結子会社等の財務諸表項目のうち収益及び費用について、従来、決算日の為替相場により円貨に換算しておりましたが、平成12年４月１日以後開始する連結会計年度から中間連結財務諸表が制度化されたことに伴い、中間決算に適用される為替相場と年次決算に適用される為替相場が著しく乖離し、中間連結損益と年次連結損益との整合性が損なわれることを回避する為、当連結会計年度から期中平均相場により円貨に換算する方法に変更しております。この変更により、従来の方法によった場合に比べ、営業利益は967百万円、経常利益は503百万円、税金等調整前当期純利益は540百万円、それぞれ少なく計上されております。 尚、セグメントに与える影響は、（セグメント情報）に記載しております。	――――――
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。	(6) 重要なヘッジ会計の方法 1) ヘッジ会計の方法 同左
2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引	2) ヘッジ手段とヘッジ対象 同左
3) ヘッジ方針 各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。	3) ヘッジ方針 同左
4) ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。	4) ヘッジの有効性評価の方法 同左
(7) その他連結財務諸表作成の為の重要な事項 1) 消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。	(7) その他連結財務諸表作成の為の重要な事項 1) 消費税等の会計処理 同左

前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日)	当連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
5　連結子会社の資産及び負債の評価に関する事項 全面時価評価法によっております。 6　連結調整勘定の償却に関する事項 ５年間の均等償却によっております。 7　利益処分項目等の取扱いに関する事項 連結事業年度中に確定した金額に基づいて作成しております。 8　連結キャッシュ・フロー計算書における資金の範囲 手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。	5　連結子会社の資産及び負債の評価に関する事項 同左 6　連結調整勘定の償却に関する事項 同左 7　利益処分項目等の取扱いに関する事項 同左 8　連結キャッシュ・フロー計算書における資金の範囲 同左

表示方法の変更

前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日)	当連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
(連結貸借対照表関係) 前連結会計年度まで「退職給与引当金」に含めて表示していた役員退職慰労引当金については、当連結会計年度において独立表示することに変更しました。	(連結貸借対照表関係) 前連結会計年度まで「建物及び構築物」に含めて表示していたゴルフ場のコース造成費について、事業用土地の再評価実施に伴い、当連結会計年度より「土地」に含めて表示することに変更しました。尚、前連結会計年度において、「建物及び構築物」に含めて表示していたコース造成費は7,657百万円であります。
(連結損益計算書関係) 前連結会計年度まで営業外費用の「その他」に含めて表示していた持分法による投資損失については、当連結会計年度において独立表示することに変更しました。	――――――
(連結キャッシュ・フロー計算書関係) 1　前連結会計年度まで営業活動によるキャッシュ・フローの「その他」に含めて表示していた従業員預り金の減少額については、当連結会計年度において独立表示することに変更しました。 2　前連結会計年度まで財務活動によるキャッシュ・フローの「その他」に含めて表示していた少数株主への配当金の支払額については、当連結会計年度において独立表示することに変更しました。	――――――

追加情報

前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日)	当連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
(退職給付会計) 当連結会計年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年６月16日))を適用しております。この変更に伴い、従来の方法によった場合に比べ、経常利益は1,920百万円、税金等調整前当期純利益は4,741百万円それぞれ少なく計上されております。 また、期首時点で計上していた退職給与引当金及び過去勤務費用の未償却残高に係る未払費用及び未払金・長期未払金は、退職給付引当金に振替えております。	――――――
(金融商品会計) 当連結会計年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年１月22日))を適用し、有価証券の会計処理方法、貸倒引当金の計上基準等について変更しております。この変更に伴い、従来の方法によった場合に比べ、経常利益は2,095百万円、税金等調整前当期純利益は3,485百万円それぞれ多く計上されております。 また、期首時点で保有する有価証券の保有目的を検討し、その他有価証券のうち一年以内に満期の到来する有価証券は流動資産として、それら以外のものは投資有価証券として表示しております。以上により、有価証券は1,279百万円減少し、投資有価証券はこれと同額増加しております。 また、期首時点で計上していた株式評価性引当金は、対象となっている株式及び出資金から直接減額する方式に変更しております。以上により、投資有価証券1,591百万円、投資その他の資産のその他が433百万円それぞれ減少しております。	(金融商品会計) 当連結会計年度からその他有価証券のうち時価のあるものの評価の方法について、金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年１月22日))を適用しております。この結果、従来の方法によった場合に比べ、その他有価証券評価差額金766百万円が計上されたほか、有価証券は３百万円少なく、投資有価証券は1,444百万円、投資その他の資産のその他は３百万円それぞれ多く計上されており、繰延税金資産は590百万円少なく計上されております。尚、その他有価証券評価差額金は、前連結会計年度より金融商品に係る会計基準を適用している持分法適用関連会社２社が計上したその他有価証券評価差額金△88百万円を含んでおります。
(外貨建取引等会計処理基準) 当連結会計年度から改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。この変更による経常利益及び税金等調整前当期純利益に与える影響は軽微であります。 また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は連結財務諸表規則の改正により、「資本の部」に含めて計上しております。	――――――
(連結貸借対照表関係) 当連結会計年度においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。 尚、平成12年大蔵省令第９号附則第３項によるその他有価証券に係る連結貸借対照表計上額等は、次の通りであります。 連結貸借対照表計上額　34,854百万円 時価　37,255百万円 評価差額金相当額　1,420百万円 繰延税金負債相当額　981百万円 尚、その他有価証券評価差額金は、持分法適用関連会社２社が全部資本直入法により計上したものであります。	――――――

その他の注記事項

(連結貸借対照表関係)

<table>
<tr><th>前連結会計年度
(平成13年3月31日)</th><th>当連結会計年度
(平成14年3月31日)</th></tr>
<tr><td>※1　有形固定資産の減価償却累計額は210,744百万円であります。
※2　担保提供資産は次の通りであります。
現金及び預金のうち　30百万円
有価証券のうち　1,149百万円
有形固定資産のうち　16,316百万円
投資有価証券のうち　1,449百万円
計　18,945百万円
上記物件について、短期・長期借入金9,807百万円及び特定取引前受金4,417百万円等の担保に供しております。
※3　非連結子会社及び関連会社に対する投資は次の通りであります。
投資有価証券　46,138百万円
投資その他資産のその他（出資金）　3,154百万円
4　保証債務
金融機関からの借入
Yamaha Music Argentina S.A.　123百万円
その他　105百万円
計　229百万円
5　輸出受取手形割引高は1,404百万円であります。
※6　土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、連結子会社1社、持分法適用会社1社が事業用土地の再評価を行っております。
(1) 再評価実施日
平成12年3月31日
(2) 再評価の方法
連結子会社1社は、土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定し、持分法適用会社1社は、同法律施行令第2条第4号に定める「地方税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額」に合理的な調整を行って算定しております。
――――――
(4) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額
△1,441百万円</td><td>※1　有形固定資産の減価償却累計額は226,483百万円であります。
※2　担保提供資産は次の通りであります。
現金及び預金のうち　30百万円
有価証券のうち　60百万円
有形固定資産のうち　13,651百万円
投資有価証券のうち　2,423百万円
計　16,165百万円
上記物件について、短期・長期借入金9,201百万円及び特定取引前受金3,742百万円等の担保に供しております。
※3　非連結子会社及び関連会社に対する投資は次の通りであります。
投資有価証券　51,026百万円
投資その他資産のその他（出資金）　604百万円
4　保証債務
関係会社の営業上の債務保証他　129百万円
5　輸出受取手形割引高は1,386百万円であります。
※6　土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、当社、連結子会社3社及び持分法適用会社1社が事業用土地の再評価を行っております。
(1) 再評価実施日
連結子会社1社及び持分法適用会社1社
平成12年3月31日
当社及び連結子会社2社
平成14年3月31日
(2) 再評価の方法
当社及び連結子会社3社は、土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定し、持分法適用会社1社は、同法律施行令第2条第4号に定める「地方税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額」に合理的な調整を行って算定しております。
(3) 再評価差額
平成14年3月31日再評価実施会社
再評価前の帳簿価額　46,696百万円
再評価後の帳簿価額　67,997百万円
(4) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額
平成12年3月31日再評価実施会社
△3,025百万円</td></tr>
</table>

<table>
<tr><th>前連結会計年度
(平成13年３月31日)</th><th>当連結会計年度
(平成14年３月31日)</th></tr>
<tr><td>※７　連結会計年度末日満期手形は、手形交換日をもって決済処理しております。尚、当連結会計年度末日は金融機関の休日であった為、連結会計年度末日満期手形が以下の科目に含まれております。
受取手形　2,328百万円
支払手形　1,187百万円
※８　繰延ヘッジ損失の内訳は次の通りであります。
繰延ヘッジ損失　417百万円
繰延ヘッジ利益　31百万円
繰延ヘッジ損失(純額)　386百万円</td><td>※７　連結会計年度末日満期手形は、手形交換日をもって決済処理しております。尚、当連結会計年度末日は金融機関の休日であった為、連結会計年度末日満期手形が以下の科目に含まれております。
受取手形　1,604百万円
支払手形　1,015百万円
※８　繰延ヘッジ損失の内訳は次の通りであります。
繰延ヘッジ損失　100百万円
繰延ヘッジ利益　1百万円
繰延ヘッジ損失(純額)　99百万円</td></tr>
</table>

(連結損益計算書関係)

前連結会計年度 (自　平成12年4月1日 至　平成13年3月31日)	当連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)
※1　諸引当金繰入額は次の通りであります。 貸倒引当金繰入額　72百万円 アフターサービス費引当金繰入額　111百万円 製品保証引当金繰入額　2,499百万円 退職給付引当金繰入額　4,354百万円 役員退職慰労引当金繰入額　234百万円	※1　諸引当金繰入額は次の通りであります。 アフターサービス費引当金繰入額　132百万円 製品保証引当金繰入額　1,692百万円 退職給付引当金繰入額　4,755百万円 役員退職慰労引当金繰入額　201百万円
※2　一般管理費及び当期製造費用に含まれる 研究開発費　21,158百万円	※2　一般管理費及び当期製造費用に含まれる 研究開発費　22,539百万円
※3　固定資産売却益の主なものは、土地の売却(4,283百万円)であります。	※3　固定資産売却益の主なものは、土地の売却であります。
※4　諸引当金戻入額は次の通りであります。 アフターサービス費引当金戻入額　22百万円 製品保証引当金戻入額　359百万円	※4　諸引当金戻入額は次の通りであります。 貸倒引当金戻入額　219百万円 アフターサービス費引当金戻入額　13百万円 製品保証引当金戻入額　509百万円
※5　固定資産除却損の主なものは、建物及び構築物の除却によるものであります。	※5　固定資産除却損の主なものは、機械及び装置の除却によるものであります。
――――――	※6　特別早期退職制度の実施に伴う退職割増金等であります。

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）		当連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	
※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係		※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係	
現金及び預金勘定	32,885百万円	現金及び預金勘定	41,074百万円
預入期間が３か月を越える定期預金	△160百万円	預入期間が３か月を越える定期預金	△502百万円
現金及び現金同等物	32,725百万円	現金及び現金同等物	40,571百万円

（リース取引関係）

<table>
<tr><th>前連結会計年度
（自　平成12年４月１日
至　平成13年３月31日）</th><th>当連結会計年度
（自　平成13年４月１日
至　平成14年３月31日）</th></tr>
<tr><td>（借手側）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

| | 工具器具備品 | その他 | 合計 |
取得価額相当額	5,505百万円	1,066百万円	6,572百万円
減価償却累計額相当額	3,112百万円	706百万円	3,819百万円
期末残高相当額	2,393百万円	359百万円	2,752百万円 | 尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。 (2) 未経過リース料期末残高相当額 １年以内　1,218百万円 １年超　1,534百万円 合計　2,752百万円 尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。 (3) 支払リース料及び減価償却費相当額 支払リース料　1,473百万円 減価償却費相当額　1,473百万円 (4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 2　オペレーティング・リース取引 未経過リース料 １年以内　350百万円 １年超　304百万円 合計　655百万円</td><td>（借手側） 1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額 |	工具器具備品	その他	合計
取得価額相当額	4,195百万円	1,159百万円	5,355百万円
減価償却累計額相当額	2,620百万円	776百万円	3,397百万円
期末残高相当額	1,574百万円	382百万円	1,957百万円 | 尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。 (2) 未経過リース料期末残高相当額 １年以内　875百万円 １年超　1,082百万円 合計　1,957百万円 尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。 (3) 支払リース料及び減価償却費相当額 支払リース料　1,124百万円 減価償却費相当額　1,124百万円 (4) 減価償却費相当額の算定方法 同左 2　オペレーティング・リース取引 未経過リース料 １年以内　458百万円 １年超　587百万円 合計　1,045百万円</td></tr>
</table>

<table>
<tr>
<th>前連結会計年度
(自　平成12年４月１日
至　平成13年３月31日)</th>
<th>当連結会計年度
(自　平成13年４月１日
至　平成14年３月31日)</th>
</tr>
<tr>
<td>――――――</td>
<td>(貸手側)
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額、減価償却累計額及び期末残高
<table>
<tr><th></th><th>工具器具備品</th></tr>
<tr><td>取得価額</td><td>5,127百万円</td></tr>
<tr><td>減価償却累計額</td><td>3,469百万円</td></tr>
<tr><td>期末残高</td><td>1,657百万円</td></tr>
</table>
(2) 未経過リース料期末残高相当額
１年以内　962百万円
１年超　1,831百万円
合計　2,793百万円
尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。
(3) 受取リース料及び減価償却費
受取リース料　1,173百万円
減価償却費　606百万円</td>
</tr>
</table>

（有価証券関係）

前連結会計年度（平成13年３月31日）

有価証券

1　満期保有目的の債券で時価のあるもの

区分	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
時価が連結貸借対照表計上額を超えるもの			
1　国債・地方債等	69	71	1
2　社債	2,181	2,210	28
3　その他	1,950	1,981	30
小計	4,202	4,262	60
時価が連結貸借対照表計上額を超えないもの			
1　国債・地方債等	―	―	―
2　社債	100	99	△0
3　その他	99	99	△0
小計	199	199	△0
合計	4,402	4,462	59

2　当連結会計年度中に売却したその他有価証券

売却額	3,312百万円
売却益の合計	3,152百万円
売却損の合計	0百万円

3　時価のない主な有価証券の内容及び連結貸借対照表計上額

その他有価証券

非上場株式（店頭売買株式を除く）　934百万円

4　その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還予定額

区分	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	―	70	―	―
社債	550	1,730	―	―
その他	800	1,250	―	―
合計	1,350	3,050	―	―

当連結会計年度(平成14年３月31日)

有価証券

1　満期保有目的の債券で時価のあるもの

区分	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
時価が連結貸借対照表計上額を超えるもの			
1　国債・地方債等	270	272	2
2　社債	1,631	1,646	14
3　その他	1,250	1,268	18
小計	3,152	3,187	35
時価が連結貸借対照表計上額を超えないもの			
1　国債・地方債等	—	—	—
2　社債	300	299	△0
3　その他	199	199	△0
小計	499	498	△1
合計	3,652	3,686	33

2　その他有価証券で時価のあるもの

区分	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
連結貸借対照表計上額が取得原価を超えるもの			
1　株式	3,586	6,087	2,501
2　債券	43	50	7
(1) 国債・地方債等	—	—	—
(2) 社債	43	50	7
(3) その他	—	—	—
3　その他	—	—	—
小計	3,630	6,138	2,508
連結貸借対照表計上額が取得原価を超えないもの			
1　株式	16,022	14,980	△1,042
2　債券	—	—	—
(1) 国債・地方債等	—	—	—
(2) 社債	—	—	—
(3) その他	—	—	—
3　その他	49	45	△3
小計	16,072	15,026	△1,045
合計	19,702	21,164	1,462

3　当連結会計年度中に売却したその他有価証券

売却額	4,028百万円
売却益の合計	3,648百万円
売却損の合計	△27百万円

4　時価のない主な有価証券の内容及び連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)	808百万円

5　その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還予定額

区分	1年以内(百万円)	1年超5年以内(百万円)	5年超10年以内(百万円)	10年超(百万円)
1　債券				
(1) 国債・地方債等	―	270	―	―
(2) 社債	310	1,670	―	―
(3) その他	―	1,450	―	―
2　その他	45	―	―	―
合計	356	3,390	―	―

(注) 1　「子会社株式及び関連会社株式で時価のあるもの」については財務諸表における注記事項として記載しております。

2　前連結会計年度においては、「その他有価証券で時価のあるもの」について時価評価を行っておりません。尚、平成12年大蔵省令第9号附則第3項によるその他有価証券に係る連結貸借対照表計上額等は「追加情報」欄に記載しております。

3　当連結会計年度において、その他有価証券で時価のある株式について14,716百万円減損の処理を行っております。

当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

（デリバティブ取引関係）

1　取引の状況に関する事項

前連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）	当連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
1　取引の内容及び利用目的等 当社グループは、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引(包括予約)及び、通貨オプション取引(外貨プット円コールオプション買建)を行っております。 尚、デリバティブ取引を利用してヘッジ会計を行っております。 (1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引 (3) ヘッジ方針 各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。 (4) ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。	1　取引の内容及び利用目的等 同左 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジの有効性評価の方法 同左
2　取引に対する取組方針 通貨関連におけるデリバティブ取引については、実需の範囲内で行うこととし、投機目的の為のデリバティブ取引は行わない方針であります。	2　取引に対する取組方針 同左
3　取引に係るリスクの内容 通貨関連における先物為替予約取引には、為替相場の変動によるリスクを有しております。 通貨オプション取引は「外貨プット円コールオプション買建」に限定しておりオプション料の負担の他には為替相場変動によるリスクはありません。	3　取引に係るリスクの内容 同左
4　取引に係るリスク管理体制 通貨関連デリバティブ取引に当たっては、上記２の取組方針に基づき、事前に当社・子会社間で協議の上、各社で社内管理規程を設定し、規程に基づいた取引の実行及び管理を行っております。 取引は各社の経理・財務部門が集中して行うものとし、社内管理規程で経理・財務部門の役割・トップマネジメントへの報告と関連部門への連絡・取引限度額等を規定しております。 取引の報告については、取引の実施ごと及び月次定例報告等によって、デリバティブ取引の残高状況・為替動向他の定量的情報をトップマネジメントに対して行っております。	4　取引に係るリスク管理体制 同左

2　取引の時価等に関する事項

前連結会計年度（平成13年３月31日）

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されているため記載しておりません。

当連結会計年度（平成14年３月31日）

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されているため記載しておりません。

（退職給付関係）

前連結会計年度

1　採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、厚生年金基金制度（当社及び国内連結子会社４社）、適格退職年金制度（当社及び国内連結子会社６社）及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

2　退職給付債務に関する事項

	前連結会計年度 （平成13年３月31日）
(1) 退職給付債務	△159,291百万円
(2) 年金資産	82,889百万円
(3) 未積立退職給付債務(1)＋(2)	△76,402百万円
(4) 会計基準変更時差異の未処理額	―百万円
(5) 未認識数理計算上の差異	10,862百万円
(6) 未認識過去勤務債務（債務の減額）（注）１	△1,710百万円
(7) 連結貸借対照表計上額純額(3)＋(4)＋(5)＋(6)	△67,250百万円
(8) 前払年金費用	―百万円
(9) 退職給付引当金(7)－(8)	△67,250百万円

（注）１　厚生年金基金の代行部分を含めて記載しております。尚、平成12年３月の厚生年金保険法の改正に伴い、当連結会計年度において厚生年金基金の代行部分に係る支給開始年齢の引き上げについての規約改正を行った為、過去勤務債務（債務の減額）が発生しております。

3　退職給付費用に関する事項

	前連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）
(1) 勤務費用	6,498百万円
(2) 利息費用	5,223百万円
(3) 期待運用収益	△3,215百万円
(4) 過去勤務債務の費用処理額	△43百万円
(5) 数理計算上の差異の費用処理額	―百万円
(6) 会計基準変更時差異の費用処理額	2,820百万円
(7) 臨時に支払った割増退職金	1,039百万円
(8) 退職給付費用(1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7)	12,322百万円

4　退職給付債務等の計算の基礎に関する事項

	前連結会計年度 （平成13年３月31日）
(1) 割引率	3.5％
(2) 期待運用収益率	4.0％
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の処理年数	10年（定額法）
(5) 数理計算上の差異の処理年数	10年（定額法）
(6) 会計基準変更時差異の処理年数	一括費用処理

当連結会計年度

1　採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、厚生年金基金制度(当社及び国内連結子会社４社)、適格退職年金制度(当社及び国内連結子会社６社)及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

2　退職給付債務に関する事項

	当連結会計年度 (平成14年３月31日)
(1) 退職給付債務	△186,269 百万円
(2) 年金資産	89,012 百万円
(3) 未積立退職給付債務(1)＋(2)	△97,257 百万円
(4) 会計基準変更時差異の未処理額	― 百万円
(5) 未認識数理計算上の差異	39,717 百万円
(6) 未認識過去勤務債務(債務の減額)(注) 1	△1,534 百万円
(7) 連結貸借対照表計上額純額(3)＋(4)＋(5)＋(6)	△59,074 百万円
(8) 前払年金費用	― 百万円
(9) 退職給付引当金(7)－(8)	△59,074 百万円

(注) 1　厚生年金基金の代行部分を含めて記載しております。

3　退職給付費用に関する事項

	当連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
(1) 勤務費用	6,380 百万円
(2) 利息費用	5,446 百万円
(3) 期待運用収益	△3,299 百万円
(4) 過去勤務債務の費用処理額	△175 百万円
(5) 数理計算上の差異の費用処理額	1,086 百万円
(6) 会計基準変更時差異の費用処理額	― 百万円
(7) 臨時に支払った割増退職金	2,234 百万円
(8) 退職給付費用(1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7)	11,673 百万円

4　退職給付債務等の計算の基礎に関する事項

	当連結会計年度 (平成14年３月31日)
(1) 割引率	2.5%
(2) 期待運用収益率	4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の処理年数	10年(定額法)
(5) 数理計算上の差異の処理年数	10年(定額法)
(6) 会計基準変更時差異の処理年数	一括費用処理

（税効果会計関係）

前連結会計年度 （平成13年３月31日）		当連結会計年度 （平成14年３月31日）	
繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
（繰延税金資産）		（繰延税金資産）	
棚卸資産評価減	1,806百万円	棚卸資産評価減	1,880百万円
貸倒引当金	1,245百万円	貸倒引当金	1,188百万円
減価償却超過額	8,551百万円	減価償却超過額	9,336百万円
投資有価証券等評価減	1,245百万円	投資有価証券等評価減	7,447百万円
未払賞与	2,625百万円	未払賞与	2,629百万円
製品保証引当金	1,006百万円	製品保証引当金	971百万円
退職給付引当金	25,092百万円	退職給付引当金	20,569百万円
繰越欠損金	14,606百万円	繰越欠損金	19,667百万円
その他	5,779百万円	その他	8,808百万円
繰延税金資産小計	61,960百万円	繰延税金資産小計	72,499百万円
評価性引当額	△21,198百万円	評価性引当額	△33,682百万円
繰延税金資産合計	40,761百万円	繰延税金資産合計	38,816百万円
（繰延税金負債）		（繰延税金負債）	
圧縮記帳積立金	△1,476百万円	圧縮記帳積立金	△1,693百万円
その他	△1,499百万円	その他有価証券評価差額金	△589百万円
繰延税金負債合計	△2,975百万円	その他	△1,199百万円
繰延税金資産の純額	37,785百万円	繰延税金負債合計	△3,481百万円
		繰延税金資産の純額	35,335百万円

（セグメント情報）

【事業の種類別セグメント情報】

	前連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリェーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	284,901	100,197	46,944	43,221	21,771	22,067	519,104		519,104
(2) セグメント間の内部売上高又は振替高			1,661	3,803			5,464	△5,464	
計	284,901	100,197	48,605	47,025	21,771	22,067	524,569	△5,464	519,104
営業費用	272,610	96,293	47,712	40,371	23,055	21,524	501,567	△5,464	496,102
営業利益又は営業損失(△)	12,290	3,904	892	6,654	△1,283	543	23,001		23,001
Ⅱ　資産、減価償却費及び資本的支出									
資産	248,057	58,509	21,529	44,289	74,990	75,110	522,486		522,486
減価償却費	7,224	1,783	1,554	2,653	2,959	1,135	17,310		17,310
資本的支出	6,117	1,587	991	2,834	1,392	1,846	14,770		14,770

（注）１　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

２　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、バスタブ、洗面化粧台、家具、住設部材、住宅音響設備
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ・アーチェリーの用具、自動車用内装部品、産業用ロボット

３　「連結財務諸表作成のための基本となる事項」の「４会計処理基準に関する事項」に記載の通り、当連結会計年度において在外連結子会社等の収益及び費用の円貨への換算方法を決算日の為替相場から期中平均相場へ変更したことにより、従来の方法によった場合に比べ、外部顧客に対する売上高は楽器事業で13,040百万円、ＡＶ・ＩＴ事業で8,721百万円、営業利益は楽器事業で774百万円、ＡＶ・ＩＴ事業で193百万円、それぞれ少なく計上されております。

４　当社グループ事業内容について、より有用な情報を提供する為、当連結会計年度より従来の楽器・音響事業を楽器事業とＡＶ・ＩＴ事業に区分することと致しました。

	当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)								
	楽器 (百万円)	AV・ IT (百万円)	リビング (百万円)	電子機器 電子金属 (百万円)	レクリエーション (百万円)	その他 (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
Ⅰ 売上高及び営業損益 売上高									
(1) 外部顧客に対する売上高	286,920	95,214	45,714	36,628	21,590	18,339	504,406		504,406
(2) セグメント間の内部売上高又は振替高				2,471			2,471	△2,471	
計	286,920	95,214	45,714	39,099	21,590	18,339	506,878	△2,471	504,406
営業費用	282,182	92,176	44,667	34,748	23,331	18,728	495,834	△2,471	493,362
営業利益又は営業損失(△)	4,738	3,037	1,046	4,351	△1,741	△389	11,043		11,043
Ⅱ 資産、減価償却費及び資本的支出 資産	264,227	45,887	20,124	38,413	62,666	78,343	509,663		509,663
減価償却費	8,373	1,877	1,505	3,068	2,893	1,050	18,767		18,767
資本的支出	8,837	2,133	851	1,921	1,867	1,015	16,627		16,627

(注) 1 事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、AV・IT事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2 各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
AV・IT	オーディオ、情報通信機器
リビング	システムキッチン、バスタブ、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ・アーチェリーの用具、自動車用内装部品、FA機器、金型

【所在地別セグメント情報】

	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)						
	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア・オセアニア・その他の地域 (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	327,414	89,546	72,719	29,423	519,104		519,104
(2) セグメント間の内部売上高又は振替高	150,541	1,630	603	65,043	217,819	△217,819	
計	477,956	91,177	73,323	94,466	736,924	△217,819	519,104
営業費用	464,552	85,421	71,975	91,434	713,384	△217,281	496,102
営業利益	13,404	5,755	1,348	3,032	23,539	△538	23,001
Ⅱ 資産	422,228	44,902	31,847	45,364	544,343	△21,857	522,486

(注) 1 国又は地域の区分は、地理的近接度によっております。
2 各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア
3 「連結財務諸表作成のための基本となる事項」の「4会計処理基準に関する事項」に記載の通り、当連結会計年度において在外連結子会社等の収益及び費用の円貨への換算を決算日の為替相場から期中平均相場へ変更したことにより、従来の方法によった場合に比べ、外部顧客に対する売上高は北米で10,470百万円、欧州で6,177百万円、アジア・オセアニアその他の地域で5,111百万円それぞれ少なく計上されており、営業利益は北米で663百万円、欧州で115百万円、アジア・オセアニアその他の地域で172百万円、消去で14百万円それぞれ少なく計上されております。

	当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)						
	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア・オセアニア・その他の地域 (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	304,945	92,246	73,260	33,954	504,406		504,406
(2) セグメント間の内部売上高又は振替高	136,211	2,135	493	68,063	206,902	△206,902	
計	441,156	94,381	73,753	102,017	711,309	△206,902	504,406
営業費用	437,937	90,897	73,103	98,283	700,222	△206,859	493,362
営業利益	3,219	3,484	649	3,733	11,087	△43	11,043
Ⅱ 資産	410,969	40,077	28,515	47,260	526,821	△17,158	509,663

(注) 1 国又は地域の区分は、地理的近接度によっております。
2 各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

【海外売上高】

	前連結会計年度 (自　平成12年4月1日 至　平成13年3月31日)			
	北米 (百万円)	欧州 (百万円)	アジア・オセアニア・その他の地域 (百万円)	計 (百万円)
Ⅰ　海外売上高	91,720	72,957	45,886	210,565
Ⅱ　連結売上高				519,104
Ⅲ　連結売上高に占める海外売上高の割合(%)	17.7	14.1	8.8	40.6

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　各区分に属する主な国又は地域

北米……………………………………………………アメリカ、カナダ

欧州……………………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

3　「連結財務諸表作成のための基本となる事項」の「4会計処理基準に関する事項」に記載の通り、当連結会計年度において在外連結子会社等の収益及び費用の円貨への換算を決算日の為替相場から期中平均相場へ変更したことにより、従来の方法によった場合に比べ、海外売上高は北米で10,470百万円、欧州で6,177百万円、アジア・オセアニアその他の地域で5,111百万円、それぞれ少なく計上されております。

	当連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)			
	北米 (百万円)	欧州 (百万円)	アジア・オセアニア・その他の地域 (百万円)	計 (百万円)
Ⅰ　海外売上高	93,524	73,458	47,472	214,455
Ⅱ　連結売上高				504,406
Ⅲ　連結売上高に占める海外売上高の割合(%)	18.5	14.6	9.4	42.5

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　各区分に属する主な国又は地域

北米……………………………………………………アメリカ、カナダ

欧州……………………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

【関連当事者との取引】

前連結会計年度(自　平成12年４月１日　至　平成13年３月31日)

該当事項はありません。

当連結会計年度(自　平成13年４月１日　至　平成14年３月31日)

該当事項はありません。

(１株当たり情報)

前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日)		当連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)	
1　１株当たり純資産額	952.62円	1　１株当たり純資産額	978.15円
2　１株当たり当期純利益	64.50円	2　１株当たり当期純損失	49.75円
3　潜在株式調整後 １株当たり当期純利益	61.84円	3　潜在株式調整後 １株当たり当期純利益	―円
		連結ベースの潜在株式調整後１株当たり当期純利益は、転換社債を発行しているが、連結当期純損失が計上されている為記載しておりません。	

(重要な後発事象)

該当事項はありません。

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高(百万円)	当期末残高(百万円)	利率(%)	担保	償還期限
ヤマハ株式会社	第２回無担保転換社債	昭和63年9月30日	24,317	24,317	1.9	なし	平成16年3月31日
合計	—	—	24,317	24,317	—	—	—

(注) 1　転換社債の転換条件は次の通りであります。

項目	第２回無担保転換社債
1　転換により発行する株式	当社普通株式
2　転換価格	2,200円
3　転換請求期間	昭和63年11月１日から平成16年３月30日まで

2　連結決算日後５年内における１年ごとの償還予定額は次の通りであります。

１年以内(百万円)	１年超２年以内(百万円)	２年超３年以内(百万円)	３年超４年以内(百万円)	４年超５年以内(百万円)
—	24,317	—	—	—

【借入金等明細表】

区分	前期末残高(百万円)	当期末残高(百万円)	平均利率(%)	返済期限
短期借入金	58,349	47,871	1.8	—
一年以内返済の長期借入金	10,160	4,363	2.5	—
長期借入金(１年以内に返済予定のものを除く。)	10,478	19,615	2.5	平成15年～平成30年
その他の有利子負債				
預り保証金	1,064	1,004	3.0	—
合計	80,053	72,855	—	—

(注) 1　平均利率については、借入金等の期末残高に対する加重平均利率を記載しております。

2　長期借入金及びその他の有利子負債(１年以内に返済予定のものを除く。)の連結決算日後５年内における返済予定額は以下の通りであります。

	１年超２年以内(百万円)	２年超３年以内(百万円)	３年超４年以内(百万円)	４年超５年以内(百万円)
長期借入金	10,445	3,728	1,019	7
その他の有利子負債	—	—	—	—

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

		第177期 (平成13年3月31日)			第178期 (平成14年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)							
I 流動資産							
1 現金及び預金			16,308			22,417	
2 受取手形	※2,6		9,093			6,884	
3 売掛金	※2		34,303			29,094	
4 有価証券			―			45	
5 自己株式			5			―	
6 製品及び商品			20,803			17,985	
7 原材料			3,203			2,320	
8 仕掛品			9,542			7,805	
9 前渡金			12			23	
10 繰延税金資産			6,662			7,333	
11 その他	※7		2,714			2,323	
12 貸倒引当金			△1,368			△1,242	
流動資産合計			101,279	33.9		94,992	32.1
II 固定資産							
(1) 有形固定資産							
1 建物		38,734			39,353		
減価償却累計額		△24,980	13,754		△25,669	13,683	
2 構築物		4,026			4,067		
減価償却累計額		△2,952	1,074		△2,997	1,070	
3 機械及び装置		55,676			53,487		
減価償却累計額		△47,029	8,647		△45,872	7,614	
4 車輌運搬具		484			454		
減価償却累計額		△432	52		△409	44	
5 工具器具備品		39,240			38,435		
減価償却累計額		△33,926	5,314		△33,415	5,019	
6 土地	※5		21,515			48,940	
7 建設仮勘定			441			471	
有形固定資産合計			50,799	17.0		76,844	26.0

区分	注記番号	第177期 (平成13年３月31日) 金額(百万円)		構成比 (%)	第178期 (平成14年３月31日) 金額(百万円)		構成比 (%)
(2) 無形固定資産							
1 借地権			100			100	
2 施設利用権			91			90	
無形固定資産合計			191	0.1		191	0.1
(3) 投資その他の資産							
1 投資有価証券			35,623			21,811	
2 関係会社株式			69,238			63,495	
3 出資金			0			53	
4 関係会社出資金			7,993			7,993	
5 長期貸付金			2,257			1,818	
6 従業員長期貸付金			0			0	
7 関係会社長期貸付金			822			595	
8 破産・更生債権等			131			131	
9 繰延税金資産			27,086			24,917	
10 賃借不動産保証金敷金			2,417			2,365	
11 その他			1,713			1,477	
12 貸倒引当金			△978			△827	
投資その他の資産合計			146,307	49.0		123,832	41.8
固定資産合計			197,298	66.1		200,868	67.9
資産合計			298,578	100.0		295,861	100.0
(負債の部)							
Ⅰ 流動負債							
1 支払手形	※6		1,599			1,160	
2 買掛金	※2		27,260			21,478	
3 短期借入金			920			1,036	
4 未払金			3,480			3,693	
5 未払費用			20,292			17,330	
6 未払法人税等			100			100	
7 前受金			474			342	
8 預り金			1,145			1,029	
9 アフターサービス費引当金			84			73	
10 製品保証引当金			1,245			985	
11 子会社支援引当金			―			12,429	
12 延払未実現利益			879			653	
13 その他			382			98	
流動負債合計			57,864	19.4		60,410	20.4

区分	注記番号	第177期（平成13年３月31日）			第178期（平成14年３月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
Ⅱ　固定負債							
1　転換社債			24,317			24,317	
2　長期借入金			6,220			6,220	
3　再評価に係る繰延税金負債	※5		―			11,115	
4　退職給付引当金			57,712			51,455	
5　役員退職慰労引当金			576			623	
6　預り保証金			1,053			988	
固定負債合計			89,878	30.1		94,721	32.0
負債合計			147,742	49.5		155,131	52.4
（資本の部）							
Ⅰ　資本金	※1		28,533	9.5		28,533	9.7
Ⅱ　資本準備金			26,924	9.0		26,924	9.1
Ⅲ　利益準備金			4,076	1.4		4,159	1.4
Ⅳ　再評価差額金	※5,8		―	―		16,081	5.4
Ⅴ　その他の剰余金							
1　任意積立金							
(1) 特別償却準備金		38			29		
(2) 圧縮記帳積立金		2,348			2,184		
(3) 買換資産取得特別勘定積立金		―			858		
(4) 別途積立金		76,810	79,197		82,510	85,582	
2　当期未処分利益又は当期未処理損失(△)			12,104			△21,344	
その他の剰余金合計			91,301	30.6		64,237	21.7
Ⅵ　その他有価証券評価差額金			―	―		841	0.3
Ⅶ　自己株式			―	―		△49	△0.0
資本合計			150,836	50.5		140,730	47.6
負債及び資本合計			298,578	100.0		295,861	100.0

② 【損益計算書】

区分	注記番号	第177期 (自 平成12年４月１日 至 平成13年３月31日) 金額(百万円)		百分比(%)	第178期 (自 平成13年４月１日 至 平成14年３月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高	※1						
1 製品商品売上高		306,324			272,162		
2 その他事業収益		39,850	346,175	100.0	44,579	316,742	100.0
Ⅱ 売上原価							
(イ)製品商品売上原価	※1,2,3						
1 製品商品期首棚卸高		20,601			20,803		
2 前期末原材料仕掛品評価損繰戻		648			331		
3 当期製品製造原価		210,850			194,032		
4 当期商品仕入高		25,759			17,817		
5 当期末原材料仕掛品評価損		331			158		
6 製品商品期末棚卸高		20,803	236,091		17,985	214,494	
(ロ)その他事業原価			34,394			33,327	
売上原価合計			270,486	78.1		247,821	78.2
売上総利益			75,688	21.9		68,920	21.8
前期延払未実現利益控除額戻入額			1,098			879	
当期延払未実現利益控除額			879			653	
差引売上総利益			75,907	21.9		69,146	21.8
Ⅲ 販売費及び一般管理費	※3						
1 販売手数料		71			62		
2 運送費		3,902			3,339		
3 広告宣伝費		4,646			4,901		
4 販売促進費		6,828			5,908		
5 貸倒引当金繰入額		178			—		
6 アフターサービス費引当金繰入額		23			18		
7 製品保証引当金繰入額		880			500		
8 支払調律修理費		2,763			2,367		
9 役員報酬		278			369		
10 従業員給与諸手当		24,514			24,538		
11 退職給付引当金繰入額		4,040			4,419		
12 役員退職慰労引当金繰入額		204			95		
13 雑給		437			651		
14 福利厚生費		450			556		
15 旅費交通費		1,939			2,006		
16 保険料		79			98		
17 地代家賃		1,231			1,258		
18 修繕費		520			828		
19 減価償却費		1,457			1,217		
20 消耗品費		2,166			2,946		
21 通信費		607			597		
22 交際費		168			141		
23 租税課金		811			452		
24 研究費		1,858			1,119		
25 会議訓練費		445			548		
26 水道光熱費		457			392		
27 図書費		77			69		

区分	注記番号	第177期（自 平成12年4月1日 至 平成13年3月31日）金額(百万円)		百分比(%)	第178期（自 平成13年4月1日 至 平成14年3月31日）金額(百万円)		百分比(%)
28 外部委託費		2,783			3,155		
29 その他		887	64,713	18.7	948	63,509	20.0
営業利益			11,194	3.2		5,637	1.8
Ⅳ 営業外収益							
1 受取利息		122			84		
2 受取配当金	※1	2,875			1,587		
3 その他		456	3,455	1.0	455	2,127	0.7
Ⅴ 営業外費用							
1 支払利息		142			133		
2 社債利息		462			462		
3 売上割引		53			44		
4 為替差損		487			247		
5 その他		165	1,311	0.4	347	1,234	0.4
経常利益			13,338	3.8		6,530	2.1
Ⅵ 特別利益							
1 固定資産売却益	※4	5,573			33		
2 アフターサービス費引当金戻入額		13			13		
3 製品保証引当金戻入額		311			434		
4 貸倒引当金戻入額		—			126		
5 投資有価証券売却益		3,152	9,050	2.6	3,648	4,255	1.3
Ⅶ 特別損失							
1 固定資産除却損	※5	422			1,301		
2 投資有価証券売却損		—			27		
3 投資有価証券評価損		316			14,784		
4 子会社株式評価損		2,627			6,555		
5 子会社支援引当金繰入額		—			12,429		
6 ゴルフ会員権評価損		32			—		
7 退職給付会計適用に伴う変更時差異		1,977	5,376	1.5	—	35,097	11.1
税引前当期純利益又は税引前当期純損失(△)			17,012	4.9		△24,312	△7.7
法人税、住民税及び事業税		100			100		
法人税等調整額		7,226	7,326	2.1	915	1,015	0.3
当期純利益又は当期純損失(△)			9,685	2.8		△25,328	△8.0
前期繰越利益			3,100			4,810	
中間配当額			619			826	
中間配当に伴う利益準備金積立額			61			—	
当期未処分利益又は当期未処理損失(△)			12,104			△21,344	

原価明細書

(A) 製品製造原価明細

		第177期 (自 平成12年4月1日 至 平成13年3月31日)			第178期 (自 平成13年4月1日 至 平成14年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
材料費			96,137	45.7		87,409	45.5
労務費			36,495	17.3		36,352	18.9
経費	※1		78,016	37.0		68,392	35.6
当期総製造費用			210,649	100.0		192,155	100.0
期首仕掛品棚卸高			10,161			9,960	
期末仕掛品棚卸高			9,960			8,083	
当期製品製造原価			210,850			194,032	

(注)

	第177期	第178期
※1	当期経費中の主なものは次の通りであります。 外注加工費 61,602百万円 減価償却費 4,662百万円	当期経費中の主なものは次の通りであります。 外注加工費 52,903百万円 減価償却費 4,437百万円
2	原価計算方法は製品別総合原価計算であります。	同左

(B) その他事業原価明細

		第177期 (自 平成12年4月1日 至 平成13年3月31日)			第178期 (自 平成13年4月1日 至 平成14年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
音楽教室講師費用等			30,388	88.4		29,341	88.0
不動産賃借料他諸経費	※1		4,006	11.6		3,985	12.0
計			34,394	100.0		33,327	100.0

(注) ※1 不動産賃借料他諸経費は、固定資産賃貸収益に対応する費用等であります。

③ 【利益処分計算書】

		第177期 (平成13年6月27日)(※)		第178期 (平成14年6月26日)(※)	
区分	注記番号	金額(百万円)		金額(百万円)	
Ⅰ 当期未処分利益又は当期未処理損失(△)			12,104		△21,344
Ⅱ 任意積立金取崩高					
1 特別償却準備金取崩高		9		8	
2 圧縮記帳積立金取崩高		527		254	
3 買換資産取得特別勘定積立金取崩高		―		858	
4 別途積立金取崩高		―	536	26,000	27,120
合計			12,640		5,775
Ⅲ 利益処分額					
1 利益準備金		83		―	
2 配当金		826		825	
3 任意積立金					
圧縮記帳積立金		363		392	
買換資産取得特別勘定積立金		858		―	
別途積立金		5,700	7,830	―	1,217
Ⅳ 次期繰越利益			4,810		4,557

(注) ※ 日付は株主総会承認の日であります。

重要な会計方針

第177期 (自　平成12年4月1日 至　平成13年3月31日)	第178期 (自　平成13年4月1日 至　平成14年3月31日)
1　有価証券の評価基準及び評価方法 子会社及び関連会社株式 総平均法による原価法 その他有価証券 時価のあるもの 総平均法による原価法 時価のないもの 総平均法による原価法	1　有価証券の評価基準及び評価方法 子会社及び関連会社株式 同左 その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 同左
2　デリバティブ等の評価基準及び評価方法 デリバティブ 時価法	2　デリバティブ等の評価基準及び評価方法 デリバティブ 同左
3　棚卸資産の評価基準及び評価方法 製品・商品・原材料・仕掛品(下記棚卸資産を除く。) 後入先出法による低価法 営業所の商品 最終仕入原価法による低価法	3　棚卸資産の評価基準及び評価方法 製品・商品・原材料・仕掛品(下記棚卸資産を除く。) 同左 営業所の商品 同左
4　固定資産の減価償却の方法 有形固定資産 定率法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年(附属設備は主に15年) 構築物　10～15年 機械及び装置　4～11年 工具器具備品　5～6年(金型は主に2年)	4　固定資産の減価償却の方法 有形固定資産 同左
5　引当金の計上基準 (イ)貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (ロ)アフターサービス費引当金 ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。 (ハ)製品保証引当金 製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。 (ニ)退職給付引当金 従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 尚、会計基準変更時差異1,977百万円については、当期に一括費用処理しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、翌期から費用処理することとしております。 (ホ)役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。	5　引当金の計上基準 (イ)貸倒引当金 同左 (ロ)アフターサービス費引当金 同左 (ハ)製品保証引当金 同左 (ニ)退職給付引当金 従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。 (ホ)役員退職慰労引当金 同左

第177期 （自　平成12年４月１日 至　平成13年３月31日）	第178期 （自　平成13年４月１日 至　平成14年３月31日）
―――――― 6　収益及び費用の計上基準 延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。 7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。 8　外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 9　ヘッジ会計の方法 (1)　ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。 (2)　ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引 (3)　ヘッジ方針 社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。 (4)　ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。 10　その他財務諸表作成のための重要な事項 (1)　消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。	(へ)子会社支援引当金 子会社が抱える欠損金を解消するための当社負担見込額を計上しており、当該子会社に対する債務保証に伴う損失見込額4,000百万円を含んでおります。 6　収益及び費用の計上基準 同左 7　リース取引の処理方法 同左 8　外貨建の資産又は負債の本邦通貨への換算基準 同左 9　ヘッジ会計の方法 (1)　ヘッジ会計の方法 同左 (2)　ヘッジ手段とヘッジ対象 同左 (3)　ヘッジ方針 同左 (4)　ヘッジの有効性評価の方法 同左 10　その他財務諸表作成のための重要な事項 (1)　消費税等の会計処理 同左

表示方法の変更

第177期 （自　平成12年４月１日 至　平成13年３月31日）	第178期 （自　平成13年４月１日 至　平成14年３月31日）
(貸借対照表関係) 1　前期まで区分掲記していた「未収法人税等」は当期において流動資産の「その他」に含めて表示することに変更しました。 2　前期まで区分掲記していた「未収消費税等」は当期において流動資産の「その他」に含めて表示することに変更しました。 3　前期まで「退職給与引当金」に含めて表示していた役員退職慰労引当金については、当期において独立表示することに変更しました。 (損益計算書関係) 1　前期まで「退職給与引当金繰入額」に含めて表示していた役員退職慰労引当金繰入額については、当期において独立表示することに変更しました。	―――――― ――――――

追加情報

第177期 (自　平成12年４月１日 至　平成13年３月31日)	第178期 (自　平成13年４月１日 至　平成14年３月31日)
(退職給付会計) 当期から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年６月16日))を適用しております。この変更に伴い、従来の方法によった場合と比べ、経常利益は2,187百万円、税引前当期純利益は4,164百万円それぞれ少なく計上されております。また、期首時点で計上していた退職給与引当金及び過去勤務費用の未償却残高に係る未払金・長期未払金は、退職給付引当金に振替えております。	────────
(金融商品会計) 当期から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年１月22日))を適用し、有価証券の会計処理方法、貸倒引当金の計上基準等について変更しております。 この変更に伴い、従来の方法によった場合に比べ、経常利益は3,853百万円、税引前当期純利益は2,812百万円それぞれ多く計上されております。また、期首時点で保有する有価証券の保有目的を検討し、その他有価証券のうち一年以内に満期の到来する有価証券は流動資産として、それら以外のものは投資有価証券として表示しております。以上により有価証券は1,279百万円減少し、投資有価証券はこれと同額増加しております。また、期首時点で計上していた株式評価性引当金は、対象となっている株式及び出資金から直接減額する方式に変更しております。以上により、投資有価証券1,111百万円、関係会社株式22,474百万円、関係会社出資金が433百万円それぞれ減少しております。	(金融商品会計) 当期からその他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年１月22日))を適用しております。この結果、従来の方法によった場合に比べ、その他有価証券評価差額金が841百万円計上されたほか、有価証券は３百万円少なく、投資有価証券は1,423百万円、出資金は３百万円それぞれ多く計上されており、繰延税金資産は581百万円少なく計上されております。
(外貨建取引等会計処理基準) 当期から改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会見審議会平成11年10月22日))を適用しております。この変更による経常利益及び税引前当期純利益に与える影響は軽微であります。	────────
(貸借対照表関係) 当期においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。尚、平成12年大蔵省令第８号附則第４項によるその他有価証券に係る貸借対照表計上額等は、次の通りであります。 貸借対照表計上額　34,767百万円 時価　37,144百万円 評価差額相当額　1,405百万円 繰延税金負債相当額　971百万円	(貸借対照表関係) 前期において、流動資産に表示しておりました「自己株式」は、財務諸表等規則の改正により、当期より資本に対する控除項目として資本の部の末尾に記載しております。

注記事項

（貸借対照表関係）

第177期 (平成13年３月31日)	第178期 (平成14年３月31日)
※１　当社が発行する株式及び発行済株式の総数は次の通りであります。 会社が発行する株式の総数　700,000,000株 但し、定款の定めにより、株式の消却が行われた場合には、これに相当する株式数を減ずることとなっております。 発行済株式総数　206,523,263株	※１　当社が発行する株式及び発行済株式の総数は次の通りであります。 会社が発行する株式の総数　700,000,000株 但し、定款の定めにより、株式の消却が行われた場合には、これに相当する株式数を減ずることとなっております。 発行済株式総数　206,523,263株
※２　関係会社に対するものが次の通り含まれております。 受取手形及び売掛金　8,001百万円 買掛金　5,589百万円	※２　関係会社に対するものが次の通り含まれております。 受取手形及び売掛金　7,687百万円 買掛金　5,567百万円
３　偶発債務 関係会社等の債務保証 金融機関からの借入 ㈱キロロ開発公社　2,058百万円 Yamaha Music Argentina S.A.　123百万円 その他　28百万円	３　偶発債務 関係会社等の債務保証 金融機関からの借入 ㈱キロロ開発公社　1,541百万円 その他　24百万円
４　輸出受取手形割引高は8,780百万円であります。	４　輸出受取手形割引高は5,075百万円であります。
――――――	※５　土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、事業用土地の再評価を行っております。 (1) 再評価実施日 平成14年３月31日 (2) 再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定しております。 (3) 再評価差額 再評価前の帳簿価額　21,742百万円 再評価後の帳簿価額　48,940百万円
※６　期末日満期手形は、手形交換日をもって決済処理しております。尚、当期末日は金融機関の休日であった為、期末日満期手形が以下の科目に含まれております。 受取手形　2,058百万円 支払手形　363百万円	※６　期末日満期手形は、手形交換日をもって決済処理しております。尚、当期末日は金融機関の休日であった為、期末日満期手形が以下の科目に含まれております。 受取手形　1,249百万円 支払手形　273百万円
※７　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　414百万円 繰延ヘッジ利益　31百万円 繰延ヘッジ損失(純額)　382百万円	※７　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　100百万円 繰延ヘッジ利益　1百万円 繰延ヘッジ損失(純額)　98百万円
――――――	※８　再評価差額金は、土地の再評価に関する法律第７条の２第１項の規定により、配当に充当することが制限されております。

（損益計算書関係）

第177期 （自　平成12年４月１日 至　平成13年３月31日）	第178期 （自　平成13年４月１日 至　平成14年３月31日）
※１　関係会社との取引に係るものが次の通り含まれております。 売上高　184,653百万円 売上原価　93,607百万円 受取配当金　2,329百万円	※１　関係会社との取引に係るものが次の通り含まれております。 売上高　168,656百万円 売上原価　89,426百万円 受取配当金　1,397百万円
※２　低価法による製品・商品の評価損は売上原価に算入されており、その金額は次の通りであります。 当期分評価損繰入　281百万円	※２　低価法による製品・商品の評価損は売上原価に算入されており、その金額は次の通りであります。 当期分評価損繰入　125百万円
※３　一般管理費及び当期製造費用に含まれる研究開発費 19,726百万円	※３　一般管理費及び当期製造費用に含まれる研究開発費 20,620百万円
※４　固定資産売却益の内訳は、土地4,283百万円、機械及び装置他1,290百万円であります。	※４　固定資産売却益の内訳は、土地22百万円、機械及び装置他10百万円であります。
※５　固定資産除却損の内訳は、機械及び装置125百万円、工具器具備品211百万円、建物・構築物他85百万円であります。	※５　固定資産除却損の内訳は、建物405百万円、機械及び装置625百万円、工具器具備品188百万円、構築物他81百万円であります。

（リース取引関係）

第177期（自　平成12年４月１日　至　平成13年３月31日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額	3,565百万円	138百万円	3,704百万円
減価償却累計額相当額	2,115百万円	71百万円	2,186百万円
期末残高相当額	1,449百万円	67百万円	1,517百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	769百万円
１年超	747百万円
合計	1,517百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	986百万円
減価償却費相当額	986百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2　オペレーティング・リース取引

未経過リース料

１年以内	84百万円
１年超	60百万円
合計	145百万円

第178期（自　平成13年４月１日　至　平成14年３月31日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額	3,448百万円	130百万円	3,579百万円
減価償却累計額相当額	2,212百万円	73百万円	2,285百万円
期末残高相当額	1,236百万円	56百万円	1,293百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	629百万円
１年超	663百万円
合計	1,293百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	863百万円
減価償却費相当額	863百万円

(4) 減価償却費相当額の算定方法

同左

2　オペレーティング・リース取引

未経過リース料

１年以内	136百万円
１年超	87百万円
合計	224百万円

(有価証券関係)

第177期(平成13年３月31日)

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
関連会社株式	11,418	56,704	45,286

第178期(平成14年３月31日)

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
関連会社株式	11,418	51,614	40,195

(税効果会計関係)

第177期(平成13年３月31日)		第178期(平成14年３月31日)	
1 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
(繰延税金資産)		(繰延税金資産)	
棚卸資産評価減	1,003百万円	棚卸資産評価減	989百万円
貸倒引当金	848百万円	貸倒引当金	777百万円
減価償却超過額	7,276百万円	減価償却超過額	7,849百万円
投資有価証券等評価減	11,215百万円	投資有価証券等評価減	12,366百万円
未払賞与	1,883百万円	未払賞与	1,787百万円
製品保証引当金	508百万円	製品保証引当金	402百万円
退職給付引当金	21,894百万円	退職給付引当金	19,098百万円
繰越欠損金	5,710百万円	子会社支援引当金	5,079百万円
その他	4,249百万円	繰越欠損金	10,268百万円
繰延税金資産小計	54,591百万円	その他	6,763百万円
評価性引当額	△18,758百万円	繰延税金資産小計	65,383百万円
繰延税金資産合計	35,833百万円	評価性引当額	30,847百万円
		繰延税金資産合計	34,536百万円
(繰延税金負債)			
圧縮記帳積立金	△1,476百万円	(繰延税金負債)	
その他	△607百万円	圧縮記帳積立金	△1,693百万円
繰延税金負債合計	△2,083百万円	その他有価証券評価差額金	△581百万円
繰延税金資産の純額	33,749百万円	その他	△9百万円
		繰延税金負債合計	△2,284百万円
		繰延税金資産の純額	32,251百万円
2 法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳			
法定実効税率	40.9%		
(調整)			
一時差異でない申告調整項目	1.5%		
住民税均等割等	0.6%		
その他	0.1%		
税効果会計適用後の法人税等の負担率	43.1%		

（１株当たり情報）

第177期 （自　平成12年４月１日 至　平成13年３月31日）	第178期 （自　平成13年４月１日 至　平成14年３月31日）
1　１株当たり純資産額　730.36円 2　１株当たり当期純利益　46.90円 3　潜在株式調整後１株当たり当期純利益　45.77円	1　１株当たり純資産額　681.58円 2　１株当たり当期純損失　122.65円 3　潜在株式調整後１株当たり当期純利益　―円 潜在株式調整後１株当たり当期純利益の金額については、当期純損失が計上されているため記載しておりません。

（重要な後発事象）

第177期 （自　平成12年４月１日 至　平成13年３月31日）	第178期 （自　平成13年４月１日 至　平成14年３月31日）
――――― ――――――	1　ヤマハリゾート株式会社の第三者割当増資の引受 平成14年４月19日の取締役会において、子会社ヤマハリゾート株式会社の債務超過を解消するために、ヤマハリゾート株式会社が実施する第三者割当増資を引受ける決議をし、平成14年５月７日に払込を実施いたしました。 (1)　増資を引受ける理由 事業用土地の帳簿価格と時価の乖離を是正し、資産の適正な評価を行う為に、ヤマハリゾート株式会社において土地の再評価を実施し、再評価差額金△13,127百万円を計上した結果、平成14年３月末現在で、12,429百万円の債務超過となりました。 この債務超過を解消する為、ヤマハリゾート株式会社が第三者割当増資を行い、当社は払込みの引受けを決議いたしました。 (2)　相手会社の名称 ヤマハリゾート株式会社 (3)　増資払込み金額 14,000百万円 (4)　増資の内容 方式と発行株数 第三者割当による普通株式280,000株 発行価格 一株につき50,000円 割当と引受 当社100％ 増資払込期日 平成14年５月７日 2　ヤマハリゾート株式会社との合併契約 当社は、平成14年５月17日付けで、100％出資子会社であるヤマハリゾート株式会社と平成14年10月１日を合併期日とする合併契約を締結しました。 この合併契約書は平成14年６月26日開催の当社定時株主総会、ヤマハリゾート株式会社定時株主総会で決議されました。 合併契約の概要は次の通りであります。

第177期 （自　平成12年４月１日 至　平成13年３月31日）	第178期 （自　平成13年４月１日 至　平成14年３月31日）
	(1) 合併の目的 レクリエーション事業は、当社を始めとするヤマハグループの事業として開始し、会員募集もヤマハグループの信用により行われた経緯もあり、引き続き「ヤマハブランド」の信用を維持しグループの事業を円滑に遂行するためには、当社がヤマハリゾート株式会社を吸収合併してレクリエーション事業を継続する必要があると判断し、吸収合併することを決定いたしました。当社はこの合併により、楽器事業を始めとする他の事業とのシナジー効果を追求しレクリエーション事業の売上げ拡大を図るとともに、同事業の集中と選択をより迅速に行い、収益の改善を図ろうとするものであります。 (2) 合併の方法及び合併契約の内容 １）合併の日程 合併契約書承認取締役会　平成14年５月17日 合併契約書調印　平成14年５月17日 合併契約書承認株主総会　平成14年６月26日 合併期日　平成14年10月１日 合併登記　平成14年10月１日 ２）合併の方法 当社を存続会社とする吸収合併方式で、ヤマハリゾート株式会社は解散いたします。 ３）合併比率 100％出資子会社との合併であり、新株式の発行及び合併交付金の支払いは行いません。 注）当社は、平成14年５月７日までに他の株主全員から同社株式を無償で譲り受けたことにより、当社の同社に対する持株比率は100％となりました。 ４）合併による会社財産の引継 ヤマハリゾート株式会社が作成する平成14年５月31日現在の貸借対照表その他同日現在の計算を基礎とし、合併期日までの増減を加除した一切の資産、負債及び権利義務を合併期日に引継ぎます。 ヤマハリゾート株式会社の平成14年３月31日現在の貸借対照表は次の通りです。 資産　51,196百万円 負債　63,625百万円 資本　△12,429百万円 注）ヤマハリゾート株式会社は、債務超過を解消するため当社に対し払込金額140億円、発行株式数28万株の第三者割当増資を行った結果、平成14年５月８日に資本金が190億円（資本準備金70億円）となりました。

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券		
㈱三井住友銀行	8,908,020	4,721
㈱みずほホールディングス	13,180	3,980
㈱静岡銀行	3,486,678	2,960
三井住友海上火災保険㈱	4,514,655	2,735
トヨタ自動車㈱	500,000	1,825
住友商事㈱	1,222,261	864
㈱UFJホールディングス	2,577	786
松下電器産業㈱	338,207	532
㈱三菱東京フィナンシャルグループ	453	359
シャープ㈱	200,000	346
大日本印刷㈱	242,243	344
その他110銘柄	―	2,305
計	―	21,761

【債券】

銘柄	券面総額(百万円)	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券		
転換社債１銘柄	―	50
計	―	50

【その他】

種類及び銘柄	投資口数等	貸借対照表計上額(百万円)
(有価証券)		
その他有価証券		
投資信託受益証券１銘柄	—	45
計	—	45

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	38,734	1,625	1,007	39,353	25,669	1,284	13,683
構築物	4,026	200	159	4,067	2,997	136	1,070
機械及び装置	55,676	1,569	(※3) 3,758	53,487	45,872	1,910	7,614
車輌運搬具	484	10	40	454	409	14	44
工具器具備品	39,240	2,474	(※4) 3,280	38,435	33,415	2,531	5,019
土地	21,515	(※1) 27,452 (27,197)	27	48,940	—	—	48,940
建設仮勘定	441	(※2) 5,208	5,178	471	—	—	471
有形固定資産計	160,119	(※1) 38,543 (27,197)	13,452	185,210	108,365	5,877	76,844
無形固定資産							
借地権	—	—	—	100	—	—	100
施設利用権	—	—	—	90	—	—	90
無形固定資産計	—	—	—	191	—	—	191
長期前払費用	—	—	—	—	—	—	—
繰延資産							
—	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

（注）1　※1　土地の当期増加額のうち（　）内は内書きで土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づく再評価差額であります。

※2　建設仮勘定の主な増加は、本社・工場製造設備工事他4,840百万円であります。

※3　機械及び装置の主な減少は、楽器製造設備1,447百万円、情報通信機器製造設備1,121百万円、半導体製造設備415百万円であります。

※4　工具器具備品の主な減少は、金型1,866百万円、測定機器487百万円であります。

2　無形固定資産については、資産総額の1％以下のため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金(百万円)		28,533	—	—	28,533
資本金のうち既発行株式	普通株式 ※1 (株)	(206,523,263)	(—)	(—)	(206,523,263)
	普通株式 (百万円)	28,354	—	—	28,354
	計 (株)	(206,523,263)	(—)	(—)	(206,523,263)
	計 (百万円)	28,354	—	—	28,354
資本準備金及びその他の資本剰余金	(資本準備金)株式払込剰余金 (百万円)	26,434	—	—	26,434
	合併差益 (百万円)	490	—	—	490
	計 (百万円)	26,924	—	—	26,924
利益準備金及び任意積立金	(利益準備金) ※2 (百万円)	4,076	83	—	4,159
	(任意積立金) 特別償却準備金 ※3 (百万円)	38	—	9	29
	圧縮記帳積立金 ※3 (百万円)	2,348	363	527	2,184
	買換資産取得特別勘定積立金 ※2 (百万円)	—	858	—	858
	別途積立金 ※2 (百万円)	76,810	5,700	—	82,510
	計 (百万円)	83,273	6,641	173	89,741

(注) ※1 当期末における自己株式数は、46,038株であります。
※2 当期増加額は、前期決算の利益処分に伴う積立によるものであります。
※3 当期減少額は、前期決算の利益処分による取崩であります。

【引当金明細表】

区分	前期末残高(百万円)	当期増加額(百万円)	当期減少額(目的使用)(百万円)	当期減少額(その他)(百万円)	当期末残高(百万円)
貸倒引当金	2,347	2,023	150	※1 2,150	2,070
アフターサービス費引当金	84	18	16	※2 13	73
製品保証引当金	1,245	500	325	※3 434	985
子会社支援引当金	—	12,429	—	—	12,429
役員退職慰労引当金	576	95	47	—	623

(注) ※1 貸倒実績率による洗替計算及び個別設定による洗替分であります。
※2 過年度積立分の超過による取崩額であります。
※3 引当期間経過及び過年度積立分の超過による取崩額であります。

(2) 【主な資産及び負債の内容】

(Ⅰ)流動資産

① 現金及び預金

区分	金額(百万円)
現金	33
預金の種類	
当座預金	231
普通預金	8,306
通知預金	10,580
外貨普通預金その他	3,266
小計	22,384
計	22,417

② 受取手形

相手先名	金額(百万円)
兼松デバイス㈱	2,376
伯東㈱	2,142
㈱第一興商	1,452
カルソニックカンセイ㈱	148
ジャトー㈱	43
その他	721
計	6,884

期日	金額(百万円)
平成14年4月 ※1	5,023
5月	1,292
6月	213
7月以降	354
計	6,884

(注) ※1 期末日満期手形が含まれております。

③　売掛金

相手先名	金額(百万円)
豊田通商㈱	2,322
加賀電子㈱	2,016
伯東㈱	831
㈱第一興商	593
兼松デバイス㈱	569
その他	22,761
計	29,094

売掛金の回収状況並びに滞留状況は次の通りであります。

期首売掛金(a)(百万円)	発生高(b)(百万円)	回収高(c)(百万円)	期末売掛金(d)(百万円)
34,303	325,021	330,230	29,094

(注)　1　回収率及び滞留期間の算出

イ　回収率　$\frac{(c)}{(a)+(b)}=91.90\%$　　ロ　滞留期間　$\frac{\frac{(a)+(d)}{2}}{(b)}\times 365=36$日

2　上記発生高には消費税等が含まれております。

④　製品及び商品・仕掛品

区分	製品及び商品(百万円)	仕掛品(百万円)
楽器	15,674	6,112
ＡＶ・ＩＴ	1,143	259
電子機器	588	167
その他	579	1,265
計	17,985	7,805

⑤　原材料

区分	金額(百万円)
電子部品材料	871
金属・紙・フェルト他	1,449
計	2,320

(Ⅱ)固定資産

①　関係会社株式

区分	金額(百万円)
子会社株式	50,763
関連会社株式	12,732
計	63,495

②　繰延税金資産(固定資産)

区分	金額(百万円)
繰延税金資産(固定資産)	24,917

(Ⅲ)流動負債

① 支払手形

相手先名	金額(百万円)
日本シイエムケイ㈱	335
サンケン電気㈱	244
エルナー㈱	112
㈱アイセコ	101
㈱村田製作所	70
その他	295
計	1,160

期日	金額(百万円)
平成14年4月 ※1	571
5月	255
6月	173
7月以降	160
計	1,160

(注) ※1 期末日満期手形が含まれております。

② 買掛金

相手先名	金額(百万円)
ローム㈱	771
㈱日立製作所 浜松支店	418
㈱リョーサン	391
イノマイクロ㈱	304
東芝デバイス㈱	268
その他	19,322
計	21,478

③ 未払費用

区分	金額(百万円)
従業員給与諸手当	8,811
広告宣伝費及び販売促進費	915
支払調律修理費	542
その他	7,061
計	17,330

(Ⅳ)固定負債

① 転換社債

区分	金額(百万円)
第2回無担保転換社債	24,317

② 退職給付引当金

区分	金額(百万円)
退職給付引当金	51,455

(3) 【その他】

該当事項はありません。

第６　【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
株主名簿閉鎖の期間	────
基準日	３月31日
株券の種類	１株券、５株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券、100,000株券、100株未満の株数を表示した株券
中間配当基準日	９月30日
１単元の株式数	1,000株
株式の名義書換え	
取扱場所	名古屋市中区栄二丁目３番６号　中央三井信託銀行株式会社名古屋支店証券代行部
代理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店及び全国各支店 日本証券代行株式会社　本店及び全国各支店
名義書換手数料	無料
新券交付手数料	無料
単元未満株式の買取	
取扱場所	名古屋市中区栄二丁目３番６号　中央三井信託銀行株式会社名古屋支店証券代行部
代理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店及び全国各支店 日本証券代行株式会社　本店及び全国各支店
買取手数料	１単元の株式数の売買を名古屋証券取引所又は東京証券取引所で行ったときに徴収される売買委託手数料額を、買取単元未満株式数で按分した額
公告掲載新聞名	東京都において発行する日本経済新聞
株主に対する特典	なし

（注）　平成14年５月17日開催の取締役会決議により、１単元の株式数を1,000株から100株に変更しております。なお、実施日は平成14年８月１日であります。

第７　【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1)	有価証券報告書 及びその添付書類	事業年度 (第177期)	自　平成12年４月１日 至　平成13年３月31日	平成13年６月28日 関東財務局長に提出。
(2)	訂正発行登録書(普通社債)			平成13年６月28日 関東財務局長に提出。
(3)	半期報告書	(第178期中)	自　平成13年４月１日 至　平成13年９月30日	平成13年12月21日 関東財務局長に提出。
(4)	訂正発行登録書(普通社債)			平成13年12月21日 関東財務局長に提出。
(5)	発行登録書(普通社債)及びその添付書類			平成14年４月22日 関東財務局長に提出。
(6)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第７号の２の規定に基づくもの		平成14年５月17日 関東財務局長に提出。
(7)	臨時報告書	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号の規定に基づくもの		平成14年６月13日 関東財務局長に提出。

第二部　【提出会社の保証会社等の情報】

該当事項はありません。

監 査 報 告 書

平成13年６月27日

ヤマハ株式会社

代表取締役社長　伊　藤　修　二　殿

監査法人　太田昭和センチュリー

代表社員
関与社員　公認会計士　木　下　邦　彦　㊞

代表社員
関与社員　公認会計士　松　本　壽　夫　㊞

関与社員　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成12年４月１日から平成13年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、下記事項を除き前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

記

連結財務諸表作成のための基本となる事項４(4)に記載のとおり、在外連結子会社等の財務諸表項目のうち収益及び費用について、従来、決算日の為替相場により円貨に換算していたが、当連結会計年度から期中平均相場により円貨に換算する方法に変更した。この変更は、平成12年４月１日以後開始する連結会計年度から中間連結財務諸表が制度化されたことに伴い、中間決算に適用される為替相場と年次決算に適用される為替相場が著しく乖離し、中間連結損益と年次連結損益との整合性が損なわれることを回避するための変更であり、正当な理由による変更と認めた。この変更により、従来の方法に比較して、営業利益は967百万円、経常利益は503百万円及び税金等調整前当期純利益は540百万円、それぞれ少なく計上されている。また、セグメント情報に与える影響は、セグメント情報の「(イ)事業の種類別セグメント情報」の(注)３、「(ロ)所在地別セグメント情報」の(注)３及び「(ハ)海外売上高」の(注)３に記載のとおりである。

よって、当監査法人は、上記の連結財務諸表がヤマハ株式会社及び連結子会社の平成13年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当連結会計年度より、追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報告書に記載された事項を電子化したものであります。

監　査　報　告　書

平成14年６月26日

ヤマハ株式会社

代表取締役社長　伊　藤　修　二　殿

新日本監査法人

代表社員 関与社員	公認会計士	木　下　邦　彦	㊞
代表社員 関与社員	公認会計士	松　本　壽　夫	㊞
代表社員 関与社員	公認会計士	河　西　秀　治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成13年４月１日から平成14年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表がヤマハ株式会社及び連結子会社の平成14年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当連結会計年度より、追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、この会計基準により連結財務諸表を作成している。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

監 査 報 告 書

平成13年６月27日

ヤマハ株式会社

代表取締役社長　伊　藤　修　二　殿

監査法人　太田昭和センチュリー

代表社員
関与社員　公認会計士　木　下　邦　彦　㊞

代表社員
関与社員　公認会計士　松　本　壽　夫　㊞

関与社員　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成12年４月１日から平成13年３月31日までの第177期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表がヤマハ株式会社の平成13年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当事業年度より、追加情報の注記に記載のとおり、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものであります。

監　査　報　告　書

平成14年６月26日

ヤマハ株式会社

代表取締役社長　伊　藤　修　二　殿

新日本監査法人

代表社員 関与社員	公認会計士	木　下　邦　彦	㊞
代表社員 関与社員	公認会計士	松　本　壽　夫	㊞
代表社員 関与社員	公認会計士	河　西　秀　治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成13年４月１日から平成14年３月31日までの第178期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表がヤマハ株式会社の平成14年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当事業年度より、追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、この会計基準により財務諸表を作成している。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

Exhibit 4

半 期 報 告 書

（第179期中） 自 平成14年４月１日
至 平成14年９月30日

静岡県浜松市中沢町10番１号

ヤマハ株式会社

(391001)

第179期中（自平成14年４月１日　至平成14年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成14年12月20日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

ヤマハ株式会社

目　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成14年12月20日
【中間会計期間】	第179期中(自　平成14年4月1日　至　平成14年9月30日)
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番1号
【電話番号】	053(460)2141
【事務連絡者氏名】	執行役員　経理・財務部長　牧　野　時　久
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　事業所管理センター東京事務所
【電話番号】	03(5488)6611
【事務連絡者氏名】	事業所管理センター長　後　藤　健　治
【縦覧に供する場所】	ヤマハ株式会社事業所管理センター東京事務所 (東京都港区高輪二丁目17番11号) ヤマハ株式会社事業所管理センター大阪事務所 (大阪市中央区南船場三丁目12番9号) 株式会社東京証券取引所 (東京都中央区日本橋兜町2番1号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目6番10号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目3番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

（1） 連結経営指標等

回次		第177期中	第178期中	第179期中	第177期	第178期
会計期間		自 平成12年４月１日 至 平成12年９月30日	自 平成13年４月１日 至 平成13年９月30日	自 平成14年４月１日 至 平成14年９月30日	自 平成12年４月１日 至 平成13年３月31日	自 平成13年４月１日 至 平成14年３月31日
売上高	(百万円)	251,268	248,778	253,763	519,104	504,406
経常利益	(百万円)	13,969	7,520	14,238	19,238	7,680
中間(当期)純利益又は当期純損失(△)	(百万円)	10,028	7,234	10,075	13,320	△10,274
純資産額	(百万円)	186,892	195,086	206,019	196,733	201,965
総資産額	(百万円)	515,862	520,848	523,866	522,486	509,663
１株当たり純資産額	(円)	904.97	944.63	999.26	952.62	978.15
１株当たり中間(当期)純利益又は当期純損失(△)	(円)	48.56	35.03	48.86	64.50	△49.75
潜在株式調整後１株当たり中間(当期)純利益	(円)	45.56	33.22	44.24	61.84	―
自己資本比率	(％)	36.2	37.5	39.3	37.7	39.6
営業活動によるキャッシュ・フロー	(百万円)	△15,015	△172	△300	△9,089	29,016
投資活動によるキャッシュ・フロー	(百万円)	△2,418	△8,420	△11,441	△5,441	△10,437
財務活動によるキャッシュ・フロー	(百万円)	17,001	13,140	11,402	12,987	△12,880
現金及び現金同等物の中間期末(期末)残高	(百万円)	32,721	37,853	39,825	32,725	40,571
従業員数(外、平均臨時雇用者数)	(名)	18,436 (3,983)	19,482 (4,867)	18,669 (5,596)	18,463 (3,814)	18,619 (4,401)

（注） １ 売上高には、消費税等は含まれておりません。

２ 転換社債を発行しておりますが、第178期の潜在株式調整後１株当たり当期純利益は、当期純損失が計上されている為、記載しておりません。

(2) 提出会社の経営指標等

回次		第177期中	第178期中	第179期中	第177期	第178期
会計期間		自 平成12年4月1日 至 平成12年9月30日	自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成12年4月1日 至 平成13年3月31日	自 平成13年4月1日 至 平成14年3月31日
売上高	(百万円)	178,326	172,947	172,098	346,175	316,742
経常利益	(百万円)	10,382	8,637	10,998	13,338	6,530
中間(当期)純利益又は当期純損失(△)	(百万円)	7,470	8,699	7,669	9,685	△25,328
資本金	(百万円)	28,533	28,533	28,533	28,533	28,533
発行済株式総数	(株)	206,523,263	206,523,263	206,523,263	206,523,263	206,523,263
純資産額	(百万円)	149,240	151,926	148,282	150,836	140,730
総資産額	(百万円)	306,797	293,472	291,774	298,578	295,861
1株当たり純資産額	(円)	722.63	735.65	718.43	730.36	681.58
1株当たり中間(当期)純利益又は当期純損失(△)	(円)	36.17	42.12	37.15	46.90	△122.65
潜在株式調整後1株当たり中間(当期)純利益	(円)	34.96	40.61	35.89	45.77	—
1株当たり中間(年間)配当額	(円)	3	4	5	7	8
自己資本比率	(%)	48.6	51.8	50.8	50.5	47.6
従業員数	(名)	6,515	6,366	6,239	6,394	6,251

(注) 1 売上高には、消費税等は含まれておりません。

2 転換社債を発行しておりますが、第178期の潜在株式調整後1株当たり当期純利益は、当期純損失が計上されている為、記載しておりません。

2 【事業の内容】

当中間連結会計期間において、当社グループが営む事業の内容について、重要な変更事項はありません。また、主要な関係会社に異動はありません。

3 【関係会社の状況】

当中間連結会計期間において、以下の会社が新たに提出会社の関係会社となりました。

名称	住所	資本金	主要な事業の内容	議決権の所有割合(%)	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
(連結子会社) 雅馬哈楽器音響(中国)投資有限公司	中華人民共和国 北京市	千元 248,295	楽器 AV・IT	100	5	中国国内における当社投資管理業務	なし

(注) 1 主要な事業の内容欄には、事業の種類別セグメントの名称を記載しております。
2 特定子会社に該当しております。

4 【従業員の状況】

(1) 連結会社の状況

(平成14年9月30日現在)

事業の種類別セグメントの名称	従業員数(名)
楽器	12,489(4,199)
AV・IT	2,825 (484)
リビング	980 (284)
電子機器・電子金属	915 (45)
レクリエーション	664 (543)
その他	796 (41)
合計	18,669(5,596)

(注) 1 従業員数は就業人員であります。
2 従業員数欄の(外書)は臨時従業員の当中間連結会計期間の平均雇用人員であります。

(2) 提出会社の状況

(平成14年9月30日現在)

従業員数(名)	6,239

(注) 従業員数は就業人員であります。

(3) 労働組合の状況

特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当中間期におけるわが国経済は、個人消費は一部に底固さが見られたものの依然として横ばいで推移し、住宅投資、民間設備投資は減少傾向が続きました。また海外の景気は緩やかに回復したものの、先行き不透明感が高まりました。

このような状況の中で当社は、２年目を迎えた中期経営計画「感動創生21」を推進してまいりました。成長へのチャレンジのための施策として、技術開発を進め新商品の市場投入を積極的に行うとともに、販売網を整備し、中国傘型統括会社を設立するなど、成長市場への積極的な投資を行いました。また、メディア関連では、顧客参加型の製品・サービス開発の実践などネットビジネスの更なる可能性拡大を図りました。

販売の状況につきましては、楽器事業は国内が減少したものの海外が好調で売上げ増加となり、電子機器・電子金属事業は半導体・リードフレーム材料等が伸長しましたが、ＡＶ・ＩＴ事業は売上げ減少となりました。以上により、売上高は2,537億63百万円(前年同期比2.0%増加)となりました。このうち、国内売上高は1,522億９百万円(前年同期比2.6%増加)、海外売上高は1,015億53百万円(前年同期比1.1%増加)となりました。

損益につきましては、経常利益は142億38百万円(前年同期比89.3%増加)となり、中間純利益は100億75百万円(前年同期比39.3%増加)となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

(楽器事業)

楽器は、国内では低価格帯の新商品が健闘したものの長期化する市況の低迷から売上げは減少しました。海外では欧米が好調で、全体的には堅調に推移しました。ピアノは、国内で減少傾向が続きましたが、欧米でインドネシア製ピアノをはじめとする普及モデルが好評を博し、売上げを伸ばしました。電子楽器はクラビノーバやポータブルキーボードが好調であったことに加えデジタルミキサーの新製品「ＤＭ2000」、シンセサイザー「ＭＯＴＩＦ」シリーズなどが伸長したことにより売上げ増加となりました。また、管弦打他楽器は堅調に推移しました。

教室収入につきましては、音楽教室は、成人生徒数は増加しましたが少子化の影響により児童生徒数が減少したことから売上げは減少となりました。英語教室は、幼児コースが好評で在籍生徒数が引き続き増加し売上げを伸ばしました。

着信メロディーサービスは、会員数がネット接続型携帯電話の普及と連動して伸び売上げ増加となりました。

以上により、当事業の売上高は1,461億75百万円(前年同期比1.1%増加)、営業利益は59億50百万円(前年同期比54.7%増加)となりました。

（ＡＶ・ＩＴ事業）

オーディオにつきましては、ホームシアター関連商品が引き続き順調に推移し、特に「ＤＳＰ－ＡＸ630」が内外で高い評価を得ました。また、中国市場政策推進を図るため雅馬哈電子（蘇州）有限公司を設立しました。

情報通信機器につきましては、ＣＤ－Ｒ／ＲＷが価格競争の激化により大幅な売上げ減少となりました。

以上により、当事業の売上高は384億82百万円（前年同期比7.4％減少）、営業利益は10億45百万円（前年同期比12.8％減少）となりました。

（リビング事業）

戸建住宅市場の落ち込みが続くなか、リフォーム市場への営業政策展開を打ち出し新たな需要獲得に取り組みましたが、売上げは減少となりました。

以上により、当事業の売上高は235億74百万円（前年同期比0.9％減少）、営業利益は５億48百万円（前年同期比45.5％減少）となりました。

（電子機器・電子金属事業）

半導体につきましては、最大40和音同時発音の携帯電話用音源ＬＳＩが高い評価を得たほか、韓国、中国市場の需要増に支えられ大幅に売上げを伸ばしました。電子金属材料では市況回復により売上げは増加しました。

以上により、当事業の売上高は248億85百万円（前年同期比35.5％増加）、営業利益は59億１百万円（前年同期比125.6％増加）となりました。

（レクリエーション事業）

国内の観光業界が全般的に低迷する中で、サッカーW杯日本代表宿舎となった葛城北の丸をはじめ、合歓の郷、キロロの集客数は増加しましたが、顧客一人当りの売上げが低下したことにより売上げ減少となりました。また、地域に根ざした個別最適経営を実践するため、運営子会社による業務形態をスタートさせました。

以上により、当事業の売上高は103億１百万円（前年同期比4.2％減少）、営業損失は８億28百万円（前年同期は営業損失８億43百万円）となりました。

（その他の事業）

ゴルフ用品は新商品「ＳＥＣＲＥＴ01」シリーズが好評だったことから売上げ増加となりました。ＦＡ・金型事業は携帯電話用マグネシウム成形部品が売上げを大幅に伸ばしました。自動車用内装部品はモデルチェンジの狭間で売上げが減少となりました。

以上により、当事業の売上高は103億43百万円（前年同期比7.4％増加）、営業利益は４億87百万円（前年同期は営業損失94百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高1,587億27百万円(前年同期比1.5%増加)、営業利益112億72百万円(前年同期比58.2%増加)、北米は売上高440億18百万円(前年同期比4.3%増加)、営業利益は21億37百万円(前年同期比58.3%増加)、欧州は、売上高は354億65百万円(前年同期比5.0%増加)、営業利益は9億72百万円(前年同期は営業損失2億60百万円)、アジア・オセアニア・その他の地域は、売上高は155億52百万円(前年同期比5.2%減少)、営業利益は14億17百万円(前年同期比24.8%減少)となりました。

(2) キャッシュ・フローの状況

当中間期における現金及び現金同等物(以下「資金」という。)は、前期に比べ8億31百万円減少(前中間期は41億3百万円増加)し、中間期末残高は、398億25百万円となりました。

(営業活動によるキャッシュ・フロー)

税金等調整前中間純利益が122億49百万円(前中間期は82億14百万円)となったものの、売上債権が増加したこと等により、営業活動の結果使用した資金は3億円(前中間期使用した資金は1億72百万円)となりました。

(投資活動によるキャッシュ・フロー)

設備投資及び投資有価証券の取得等により、投資活動の結果使用した資金は114億41百万円(前中間期使用した資金は84億20百万円)となりました。

(財務活動によるキャッシュ・フロー)

主に短期借入金の借入により、財務活動によって得られた資金は114億2百万円(前中間期得られた資金は131億40百万円)となりました。

2 【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	生産高(百万円)	前年同期比(%)
楽器	93,038	104.4
ＡＶ・ＩＴ	36,768	90.0
リビング	22,920	98.4
電子機器・電子金属	25,902	146.0
その他	9,510	96.4
合計	188,140	104.0

(注) 1 金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。
2 上記の金額には、消費税等は含まれておりません。

(2) 受注実績

当社グループは、製品の性質上、原則として見込生産を行っております。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	販売高(百万円)	前年同期比(%)
楽器	146,175	101.1
ＡＶ・ＩＴ	38,482	92.6
リビング	23,574	99.1
電子機器・電子金属	24,885	135.5
レクリエーション	10,301	95.8
その他	10,343	107.4
合計	253,763	102.0

(注) 1 金額は外部顧客に対する売上高であります。
2 上記金額には、消費税等は含まれておりません。

3 【対処すべき課題】

当中間連結会計期間において、当社グループが対処すべき課題について、重要な変更はありません。

4 【経営上の重要な契約等】

当中間連結会計期間において、新たに締結した経営上の重要な契約等はありません。

5 【研究開発活動】

当社グループの研究開発体制は、楽器事業、ＡＶ・ＩＴ事業、電子機器事業は当社、電子金属事業はヤマハメタニクス㈱、リビング事業はヤマハリビングテック㈱、その他事業は当社及びヤマハファインテック㈱の技術開発部門が主となって構成しております。

当中間連結会計期間における主な成果を事業の種類別セグメントで示すと次の通りであります。

尚、当中間連結会計期間の研究開発費の総額は113億55百万円であります。

1 楽器事業

楽器関連ではグランドピアノ製造100周年記念モデル「Ｃ１ＭＥ」、上級者向けエレクトーン「ＥＬ900Ｂ」、ネット上から曲データをダウンロードできるポータトーン、誰でも弾けるイージーギター「ＥＺ－ＥＧ」、エレクトリックバイオリン、サイレントビオラなどを開発、商品化しました。

ＰＡ機器ではレコーディングからＣＤ制作まで１台でできるデジタルワークステーション「ＡＷ16Ｇ」、デジタルミキシングコンソール「02Ｒ」の後継機「02Ｒ96」などを商品化しました。

インターネット配信では携帯電話へのカラオケや着信メロディのサービスの拡大や海外展開を進めております。

研究開発費は57億61百万円であります。

2 ＡＶ・ＩＴ事業

ＡＶ機器関連では音質と機能を向上させたＤＳＰ－ＡＶアンプやＤＶＤ一体型ホームシアターパッケージ、ホームシアター向けの液晶プロジェクターなどを商品化しました。

情報通信機器関連では高音質記録モードを備えてディスク描画機能を搭載したＣＤ－Ｒ／ＲＷドライブ「ＣＲＷ－Ｆ１シリーズ」、ブロードバンド(ＡＤＳＬやＣＡＴＶ)対応で音声とデータをトータルソリューションできるＶｏＩＰルーターなどを商品化しました。

研究開発費は26億21百万円であります。

3 リビング事業

浴室関連では「ビュート」「ビュートＪ」タイプに乾きが早い床として「フレンドドライコート」仕様を開発し商品化しました。

キッチン関連では2002年春に発売した「ラウンドキッチン」にニーススペースタイプを追加しオープンキッチンの多様性を広げました。

建材関連ではウッディーフロアーに１㎜単板の「バーチ化粧４色」を追加し商品化しました。

研究開発費は６億29百万円であります。

4 電子機器・電子金属事業

電子機器関連ではＦＭ音源とウェイブテーブル音源を内蔵し、最大40和音同時発音可能な携帯電話用音源ＬＳＩが高い評価を得ております。また「ｍＬＡＮ」用の次世代ＬＳＩを富士フィルムマイクロデバイス㈱と共同開発し、サンプルを供給開始しました。

研究開発費は18億90百万円であります。

5 その他の事業

産業用機械分野では精密加工機器や検査機器として、パンチャー、外観検査機、導通検査機の新モデルを開発しました。

研究開発費は４億52百万円であります。

当社グループの当中間連結会計期間末における日本の特許及び実用新案の合計所有数は3,666件であります。

第３ 【設備の状況】

１ 【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２ 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。

また、当中間連結会計期間において、新たに確定した重要な設備の新設、除却等の計画はありません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	700,000,000
計	700,000,000

(注)　定款の定めは、次の通りであります。
当会社が発行する株式の総数は、７億株とする。
但し、株式の消却が行われた場合は、これに相当する株式数を減ずる。

②　【発行済株式】

種類	中間会計期間末現在発行数(株)(平成14年９月30日)	提出日現在発行数(株)(平成14年12月20日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	206,523,263	206,523,263	東京証券取引所(市場第一部) 大阪　〃　(　〃　) 名古屋　〃　(　〃　)	―
計	206,523,263	206,523,263	―	―

(注)　提出日現在の発行数には、平成14年12月１日から、この半期報告書提出日までの転換社債の株式への転換により発行された株式数は、含まれておりません。

(2)　【新株予約権等の状況】

第２回無担保転換社債(昭和63年９月30日発行)

	中間会計期間末現在(平成14年９月30日)	提出日の前月末現在(平成14年11月30日)
転換社債の残高(百万円)	24,317	24,317
転換価格(円)	2,200	2,200
資本組入額(円)	1,100	1,100

(3)　【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成14年９月30日	―	206,523,263	―	28,533	―	26,924

(4) 【大株主の状況】

(平成14年９月30日現在)

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
ノーザン トラスト カンパニー(エイブイエフシー) サブ アカウント アメリカン クライアント (常任代理人 香港上海銀行 東京支店)	155 BISHOPSGATE LONDON EC2M 3XS, UK (東京都中央区日本橋三丁目11番１号)	14,150	6.85
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	9,906	4.80
株式会社みずほコーポレート銀行 (常任代理人 資産管理サービス信託銀行株式会社)	東京都千代田区丸の内一丁目３番３号 (東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエアオフィスタワーZ棟)	9,475	4.59
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番２号	9,269	4.49
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目８番11号	9,182	4.45
株式会社静岡銀行	静岡市呉服町一丁目10番地	8,349	4.04
株式会社みずほ銀行 (常任代理人 資産管理サービス信託銀行株式会社)	東京都千代田区内幸町一丁目１番５号 (東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエアオフィスタワーZ棟)	8,288	4.01
住友生命保険相互会社 (常任代理人 日本トラスティ・サービス信託銀行株式会社)	大阪府大阪市中央区城見一丁目４番35号 (東京都中央区晴海一丁目８番11号)	7,300	3.53
日本生命保険相互会社	東京都千代田区有楽町一丁目２番２号 日本生命証券管理部内	7,205	3.49
UFJ信託銀行株式会社 (信託勘定A口)	東京都千代田区丸の内一丁目４番３号	6,100	2.95
計	―	89,228	43.20

(注) 1 上記の所有株式数のうち、信託業務に係る株式数は次の通りであります。
日本トラスティ・サービス信託銀行株式会社(信託口) 9,182千株
UFJ信託銀行株式会社(信託勘定A口) 6,100千株

2 株式会社みずほコーポレート銀行は、上記以外に当社株式850千株をみずほ信託銀行株式会社へ信託財産として委託しております。信託契約書上、議決権の行使は株式会社みずほコーポレート銀行が指図権を留保しております。

3 シルチェスター インターナショナル インベスターズ リミテッドから、平成14年２月11日付で提出された大量保有報告書により次の通り株式を保有している旨の報告を受けておりますが、当社として当中間期末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
シルチェスター インターナショナル インベスターズ リミテッド	ヒースコートハウス、20 サビルロウ、ロンドン、W1S 3PR 英国	14,664	7.10

4 アライアンス・キャピタル・マネジメント・エル・ピー及びアライアンス・キャピタル・アセット・マネジメント株式会社から、平成14年５月22日付で提出された大量保有報告書により次の通り株式を保有している旨の報告を受けておりますが、当社として当中間期末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
アライアンス・キャピタル・マネジメント・エル・ピー	アメリカ合衆国10105、ニューヨーク州、ニューヨーク・アベニュー・オブ・アメリカズ1345	9,934	4.81
アライアンス・キャピタル・アセット・マネジメント株式会社	東京都千代田区大手町一丁目５番１号 大手町ファーストスクエア	1,783	0.86
計		11,717	5.67

5　モルガン・スタンレー・ジャパン・リミテッドから、平成14年10月15日付で提出された大量保有報告書により同社及び共同保有者(計９名)が次の通り株式を保有している旨の報告を受けておりますが、当社として当中間期末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者(共同保有)	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
モルガン・スタンレー・ジャパン・リミテッド	ケイマン諸島、グランドケイマン、ジョージタウン、サウスチャーチ・ストリート ユグランドハウス私書箱309号	―	―
モルガン・スタンレー・アンド・カンパニー・インターナショナル・リミテッド	英国　ロンドン　カナリーワーフ カボットスクウェア25	―	―
モルガン・スタンレー・アンド・カンパニー・インコーポレーテッド	米国　ニューヨーク州　ブロードウェイ 1585	―	―
エムエスディーダブリュ・エクイティー・ファイナンス・サービセズ１(ケイマン)・リミテッド	英領西インド諸島、グランドケイマン、サウスチャーチストリートジョージタウン ユグランドハウス、私書箱309号	―	―
モルガン・スタンレー・キャピタル(ルクセンブルグ)エス・エー	リュウ　サン　ジテ　エル2763 ルクセンブルク　エール・セー・エス ルクセンブルク　ベー45　753	―	―
エムエスディーダブリュ・エクイティーファイナンシング・サービセズ(ルクス)エス・アー・エール・エル	リュウ　サン　ジテ　エル2763 ルクセンブルク　エール・セー・エス ルクセンブルク　ベー45　753	―	―
モルガン・スタンレー・インベストメント・マネジメント・インク	米国　ニューヨーク州　ニューヨーク アベニュー・オブ・ジ・アメリカ1221	―	―
モルガン・スタンレー・インベストメント・マネジメント・リミテッド	英国　ロンドン　カナリーワーフ カボットスクウェア25	―	―
モルガン・スタンレー・アセット・マネジメント投信株式会社	東京都渋谷区恵比寿四丁目20番３号 恵比寿ガーデンプレイスタワー	―	―
計		11,899	5.76

(5) 【議決権の状況】

① 【発行済株式】

(平成14年９月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	―	―	―
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式　125,300	―	―
	(相互保有株式) 普通株式　808,600	―	―
完全議決権株式(その他)	普通株式 205,251,100	2,052,511	―
単元未満株式	普通株式 338,263	―	―
発行済株式総数	206,523,263	―	―
総株主の議決権	―	2,052,511	―

(注)　「完全議決権株式(その他)」には証券保管振替機構名義の株式16,400株(議決権164個)及び株主名簿上は当社名義となっているが、実質的に所有していない株式1,000株(議決権10個)が含まれております。

② 【自己株式等】

(平成14年９月30日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式) ヤマハ株式会社	静岡県浜松市中沢町 10番１号	125,300	―	125,300	0.06
(相互保有株式) ヤマハ発動機株式会社	静岡県磐田市新貝 2500番地	698,100	―	698,100	0.34
三信工業株式会社	静岡県浜松市新橋町1400	110,500	―	110,500	0.05
計	―	933,900	―	933,900	0.45

(注)　上記の他、株主名簿上は当社名義となっているが、実質的に所有していない株式が1,000株(議決権10個)あります。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成14年４月	５月	６月	７月	８月	９月
最高(円)	1,010	1,295	1,242	1,274	1,220	1,190
最低(円)	857	982	1,080	1,090	1,005	1,021

（注） 上記の株価は、東京証券取引所市場第一部におけるものであります。

3 【役員の状況】

前事業年度の有価証券報告書提出後、当半期報告書提出日までにおいて、役員の異動はありません。

第５　【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

尚、前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

尚、前中間会計期間（平成13年４月１日から平成13年９月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成14年４月１日から平成14年９月30日まで）は、改正後の中間財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）及び当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）の中間連結財務諸表並びに前中間会計期間（平成13年４月１日から平成13年９月30日まで）及び当中間会計期間（平成14年４月１日から平成14年９月30日まで）の中間財務諸表について、新日本監査法人により中間監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末（平成13年９月30日）金額（百万円）		構成比（%）	当中間連結会計期間末（平成14年９月30日）金額（百万円）		構成比（%）	前連結会計年度の要約連結貸借対照表（平成14年３月31日）金額（百万円）		構成比（%）
（資産の部）										
I 流動資産										
1 現金及び預金	※２		38,181			40,314			41,074	
2 受取手形及び売掛金	※５		82,307			84,276			74,519	
3 有価証券	※２		1,134			791			356	
4 棚卸資産			104,485			90,691			84,264	
5 繰延税金資産			10,071			10,270			9,332	
6 その他	※６		4,597			4,250			4,267	
7 貸倒引当金			△2,713			△2,856			△2,675	
流動資産合計			238,062	45.7		227,737	43.5		211,140	41.4
II 固定資産										
(1) 有形固定資産	※1,2									
1 建物及び構築物		78,496			69,417			70,745		
2 機械装置及び運搬具		23,611			20,963			22,401		
3 工具器具備品		13,487			12,736			13,039		
4 土地		49,034			77,458			78,069		
5 建設仮勘定		2,124	166,754		1,016	181,592		1,003	185,261	
(2) 無形固定資産			1,244			879			1,202	
(3) 投資その他の資産										
1 投資有価証券	※２	76,758			79,085			76,307		
2 繰延税金資産		28,107			24,500			26,384		
3 その他		10,974			11,225			10,314		
4 貸倒引当金		△1,054	114,786		△1,153	113,657		△947	112,058	
固定資産合計			282,785	54.3		296,128	56.5		298,522	58.6
資産合計			520,848	100.0		523,866	100.0		509,663	100.0

区分	注記番号	前中間連結会計期間末（平成13年９月30日）金額（百万円）		構成比（％）	当中間連結会計期間末（平成14年９月30日）金額（百万円）		構成比（％）	前連結会計年度の要約連結貸借対照表（平成14年３月31日）金額（百万円）		構成比（％）
（負債の部）										
Ⅰ　流動負債										
1　支払手形及び買掛金	※５		42,129			42,521			36,880	
2　短期借入金			71,997			63,038			47,871	
3　一年以内返済の長期借入金			9,127			9,129			4,363	
4　未払費用及び未払金			37,029			38,723			41,987	
5　諸引当金			3,537			3,120			3,237	
6　その他	※６		10,351			9,587			10,158	
流動負債合計			174,173	33.4		166,120	31.7		144,498	28.4
Ⅱ　固定負債										
1　転換社債			24,317			24,317			24,317	
2　長期借入金			14,242			13,311			19,615	
3　再評価に係る繰延税金負債			—			14,207			14,638	
4　退職給付引当金			65,163			55,476			59,074	
5　役員退職慰労引当金			780			888			859	
6　長期預り金			39,858			37,201			38,472	
7　その他			3,160			1,952			1,508	
固定負債合計			147,522	28.3		147,355	28.2		158,486	31.1
負債合計			321,696	61.7		313,476	59.9		302,984	59.5
（少数株主持分）										
少数株主持分			4,065	0.8		4,371	0.8		4,712	0.9
（資本の部）										
Ⅰ　資本金			28,533	5.5		—	—		28,533	5.6
Ⅱ　資本準備金			26,924	5.2		—	—		26,924	5.3
Ⅲ　再評価差額金			8,118	1.5		—	—		16,482	3.2
Ⅳ　連結剰余金			175,974	33.8		—	—		157,589	30.9
Ⅴ　その他有価証券評価差額金			△6,802	△1.3		—	—		766	0.1
Ⅵ　為替換算調整勘定			△37,659	△7.2		—	—		△28,280	△5.5
Ⅶ　自己株式			△2	△0.0		—	—		△49	△0.0
資本合計			195,086	37.5		—	—		201,965	39.6
Ⅰ　資本金			—	—		28,533	5.4		—	—
Ⅱ　資本剰余金			—	—		26,924	5.1		—	—
Ⅲ　利益剰余金			—	—		168,398	32.2		—	—
Ⅳ　土地再評価差額金			—	—		15,870	3.0		—	—
Ⅴ　その他有価証券評価差額金			—	—		1,615	0.3		—	—
Ⅵ　為替換算調整勘定			—	—		△35,130	△6.7		—	—
Ⅶ　自己株式			—	—		△193	△0.0		—	—
資本合計			—	—		206,019	39.3		—	—
負債、少数株主持分及び資本合計			520,848	100.0		523,866	100.0		509,663	100.0

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成13年４月１日 至 平成13年９月30日)			当中間連結会計期間 (自 平成14年４月１日 至 平成14年９月30日)			前連結会計年度の 要約連結損益計算書 (自 平成13年４月１日 至 平成14年３月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高			248,778	100.0		253,763	100.0		504,406	100.0
Ⅱ 売上原価			166,170	66.8		164,805	64.9		340,646	67.5
売上総利益			82,608	33.2		88,957	35.1		163,759	32.5
延払未実現利益			117			25			235	
合計売上総利益			82,725	33.2		88,983	35.1		163,994	32.5
Ⅲ 販売費及び一般管理費										
1 販売手数料		1,258			1,271			2,640		
2 運送費		5,951			5,700			12,095		
3 広告費及び販売促進費		10,875			10,273			22,455		
4 諸引当金繰入額	※1	3,538			4,827			6,782		
5 人件費		30,270			29,255			60,483		
6 地代家賃		2,503			2,039			4,853		
7 減価償却費		2,816			2,607			5,470		
8 その他		17,781	74,995	30.1	19,903	75,878	29.9	38,171	152,951	30.3
営業利益			7,729	3.1		13,105	5.2		11,043	2.2
Ⅳ 営業外収益										
1 受取利息		267			166			477		
2 受取配当金		213			174			258		
3 持分法による投資利益		2,309			3,468			2,993		
4 その他		848	3,638	1.4	975	4,785	1.8	1,410	5,140	1.0
Ⅴ 営業外費用										
1 支払利息		1,493			1,021			2,911		
2 売上割引		2,043			2,019			4,477		
3 その他		310	3,847	1.5	610	3,652	1.4	1,115	8,503	1.7
経常利益			7,520	3.0		14,238	5.6		7,680	1.5
Ⅵ 特別利益										
1 固定資産売却益	※2	22			60			99		
2 諸引当金戻入額		100			154			741		
3 投資有価証券売却益		1,479	1,602	0.6	―	215	0.1	3,694	4,536	0.9
Ⅶ 特別損失										
1 固定資産処分損	※3	448			578			1,771		
2 投資有価証券評価損		249			1,139			14,857		
3 関係会社株式売却損		―			222			―		
4 関係会社出資金評価損		―			265			―		
5 投資有価証券売却損		―			―			27		
6 関係会社株式評価損		211			―			283		
7 特別退職金		―	908	0.3	―	2,205	0.9	1,061	18,001	3.5
税金等調整前中間純利益又は税金等調整前当期純損失(△)			8,214	3.3		12,249	4.8		△5,784	△1.1
法人税、住民税及び事業税		560			2,118			1,507		
法人税等調整額		259	820	0.3	△188	1,930	0.7	2,429	3,937	0.8
少数株主利益			160	0.1		243	0.1		551	0.1
中間純利益又は当期純損失(△)			7,234	2.9		10,075	4.0		△10,274	△2.0

③ 【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）金額(百万円)		当中間連結会計期間（自 平成14年4月1日 至 平成14年9月30日）金額(百万円)		前連結会計年度の連結剰余金計算書（自 平成13年4月1日 至 平成14年3月31日）金額(百万円)	
Ⅰ 連結剰余金期首残高			170,496		—		170,496
Ⅱ 連結剰余金増加高							
1 連結会社増減に伴う増加高		474		—		474	
2 持分変動に伴う増加高		—		—		15	
3 再評価差額金取崩高		151		—		0	
4 持分変動に伴う再評価差額金取崩高		—	625	—	—	82	573
Ⅲ 連結剰余金減少高							
1 連結会社増減に伴う減少高		607		—		607	
2 持分変動に伴う減少高		946		—		945	
3 配当金		826		—		1,652	
4 役員賞与金		1	2,381	—	—	1	3,206
Ⅳ 中間純利益又は当期純損失(△)			7,234		—		△10,274
Ⅴ 連結剰余金中間期末(期末)残高			175,974		—		157,589
(資本剰余金の部)							
Ⅰ 資本剰余金期首残高							
資本準備金期首残高		—	—	26,924	26,924	—	—
Ⅱ 資本剰余金中間期末残高			—		26,924		—
(利益剰余金の部)							
Ⅰ 利益剰余金期首残高							
連結剰余金期首残高		—	—	157,589	157,589	—	—
Ⅱ 利益剰余金増加高							
1 中間純利益		—		10,075		—	
2 連結会社増減に伴う増加高		—		849		—	
3 持分変動に伴う増加高		—		69		—	
4 土地再評価差額金取崩高		—		623		—	
5 持分変動に伴う土地再評価差額金取崩高		—	—	17	11,635	—	—
Ⅲ 利益剰余金減少高							
1 配当金		—		825		—	
2 役員賞与金		—	—	0	826	—	—
Ⅳ 利益剰余金中間期末残高			—		168,398		—

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度の 要約連結キャッシュ・フロー計算書 (自 平成13年4月1日 至 平成14年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間純利益又は税金等調整前当期純損失(△)		8,214	12,249	△5,784
2 減価償却費		9,517	9,083	18,767
3 連結調整勘定償却額		70	22	152
4 貸倒引当金の増減額		△236	454	△507
5 投資有価証券評価損		249	1,139	14,857
6 関係会社出資金評価損		—	265	—
7 関係会社株式評価損		211	—	283
8 退職給付引当金の増減額		△2,070	△3,661	△8,210
9 受取利息及び受取配当金		△480	△341	△736
10 支払利息		1,493	1,021	2,911
11 為替差損		6	260	63
12 持分法による投資損益		△2,309	△3,468	△2,993
13 関係会社株式売却損		—	222	—
14 投資有価証券売却益		△1,479	—	△3,694
15 投資有価証券売却損		—	—	27
16 固定資産売却益		△22	△60	△99
17 固定資産処分損		448	578	1,771
18 売上債権の増減額		7,801	△11,142	18,794
19 棚卸資産の増減額		△5,659	△7,893	18,532
20 仕入債務の増減額		△9,514	6,278	△15,715
21 その他		△3,821	△3,590	△5,058
小計		2,419	1,415	33,360
22 利息及び配当金の受取額		524	379	746
23 利息の支払額		△1,461	△1,014	△2,918
24 法人税等の支払額		△1,654	△1,080	△2,171
営業活動によるキャッシュ・フロー		△172	△300	29,016

区分	注記番号	前中間連結会計期間 (自 平成13年４月１日 至 平成13年９月30日) 金額(百万円)	当中間連結会計期間 (自 平成14年４月１日 至 平成14年９月30日) 金額(百万円)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自 平成13年４月１日 至 平成14年３月31日) 金額(百万円)
Ⅱ 投資活動によるキャッシュ・フロー				
1 有価証券の売却による収入		―	49	―
2 有形固定資産の取得による支出		△9,362	△8,101	△14,876
3 有形固定資産の売却による収入		208	1,518	888
4 投資有価証券の取得による支出		△818	△3,348	△858
5 投資有価証券の売却による収入		1,549	149	4,074
6 出資金の払込による支出		―	△1,895	―
7 貸付けによる支出		△637	△94	△714
8 貸付金の回収による収入		636	338	1,292
9 その他		1	△58	△242
投資活動によるキャッシュ・フロー		△8,420	△11,441	△10,437
Ⅲ 財務活動によるキャッシュ・フロー				
1 短期借入金の増減額（純額）		12,222	14,952	△13,241
2 長期借入れによる収入		6,688	1,070	8,178
3 長期借入金の返済による支出		△4,471	△2,677	△5,665
4 会員預託金の預りによる収入		―	16	―
5 会員預託金の返還による支出		―	△774	―
6 自己株式の取得による支出		―	△89	―
7 配当金の支払額		△826	△825	△1,652
8 少数株主への配当金支払額		△463	△268	△468
9 その他		△8	―	△31
財務活動によるキャッシュ・フロー		13,140	11,402	△12,880
Ⅳ 現金及び現金同等物に係る換算差額		△444	△492	1,122
Ⅴ 現金及び現金同等物の増減額		4,103	△831	6,821
Ⅵ 現金及び現金同等物期首残高		32,725	40,571	32,725
Ⅶ 新規連結子会社の現金及び現金同等物の期首残高		1,025	85	1,025
Ⅷ 現金及び現金同等物の中間期末(期末)残高	※1	37,853	39,825	40,571

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
１　連結の範囲に関する事項 (1) 連結子会社　76社 主要な連結子会社名 ヤマハリビングテック㈱ ヤマハメタニクス㈱ ヤマハリゾート㈱ ㈱キロロ開発公社 Yamaha Corporation of America Yamaha Europa G.m.b.H P.T.Yamaha Music Manufacturing Asia 当中間連結会計期間より、新たに国内子会社４社と海外子会社３社の計７社を連結の範囲に含めております。また、合併により国内子会社４社を連結の範囲から除外しております。 (2) ヤマハライフサービス㈱他非連結子会社はその資産、売上高、中間純損益及び剰余金を考慮した場合、全体としても中間連結財務諸表に重要な影響を及ぼしておりません。 ２　持分法の適用に関する事項 ヤマハライフサービス㈱他非連結子会社及び関連会社のうち、主要な関連会社であるヤマハ発動機㈱他２社に対する投資について持分法を適用しております。 持分法適用外のヤマハライフサービス㈱他非連結子会社及びヤマハ・オーリンメタル㈱他関連会社は、それぞれ中間連結純損益及び連結剰余金に及ぼす影響が軽微であり、かつ全体としても重要性がありません。	１　連結の範囲に関する事項 (1) 連結子会社　84社 主要な連結子会社名 ヤマハリビングテック㈱ ヤマハメタニクス㈱ ヤマハリゾート㈱ ㈱キロロ開発公社 Yamaha Corporation of America Yamaha Europa G.m.b.H P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響(中国)投資有限公司 当中間連結会計期間より、新たに国内子会社３社と海外子会社２社の計５社を連結の範囲に含めております。また、海外子会社３社を連結の範囲から除外しております。 (2) ヤマハライフサービス㈱他非連結子会社はその資産、売上高、中間純損益及び利益剰余金等を考慮した場合、全体としても中間連結財務諸表に重要な影響を及ぼしておりません。 ２　持分法の適用に関する事項 ヤマハライフサービス㈱他非連結子会社及び関連会社のうち、主要な関連会社であるヤマハ発動機㈱他１社に対する投資について持分法を適用しております。 尚、当中間連結会計期間より、海外関連会社１社を持分法適用会社から除外しております。 持分法適用外のヤマハライフサービス㈱他非連結子会社及びヤマハ・オーリンメタル㈱他関連会社は、それぞれ中間連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がありません。 （追加情報） 持分法適用会社のヤマハ発動機㈱では、連結調整勘定の償却について、従来、個々の投資の実態に合わせ、20年以内の投資回収見込年数で均等償却を行っておりましたが、「既存事業収益力の向上」・「アジア諸国での事業基盤固め」等を経営課題と	１　連結の範囲に関する事項 (1) 連結子会社　82社 主要な連結子会社の名称は、「第１企業の概況　４関係会社の状況」に記載している為省略しております。 当連結会計年度より、新たに国内子会社10社と、海外子会社３社の計13社を連結の範囲に含めております。また、合併により国内子会社４社を連結の範囲から除外しております。 (2) ヤマハライフサービス㈱他非連結子会社はその資産、売上高、当期純損益及び剰余金を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。 ２　持分法の適用に関する事項 ヤマハライフサービス㈱他非連結子会社及び関連会社のうち、主要な関連会社であるヤマハ発動機㈱他２社に対する投資について持分法を適用しております。 持分法適用外のヤマハライフサービス㈱他非連結子会社及びヤマハ・オーリンメタル㈱他関連会社は、それぞれ連結純損益及び連結剰余金に及ぼす影響が軽微であり、かつ全体としても重要性がありません。

前中間連結会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)
	する3ヶ年(平成14年4月～平成17年3月)の新中期経営計画の策定を機に連結調整勘定の償却方法を見直した結果、当中間連結会計期間より、その全額を発生時の損益とすることに変更しました。 この変更は、二輪車事業をはじめとした当持分法適用会社グループを取り巻くグローバルな競合激化など市場の変化及び戦略地域における投資環境の変化に伴う投資回収リスクの変動に的確に対応し、財務体質の健全性を一層高めていくためのものです。 この変更により、従来の方法によった場合に比べ、持分法による投資利益、税金等調整前中間純利益及び中間純利益はそれぞれ2,507百万円減少しております。	
3　連結子会社の中間決算日等に関する事項 連結子会社の中間決算日は、P.T.Yamaha Indonesia、P.T.Yamaha Music Indonesia (Distributor)、P.T.Yamaha Music Manufacturing Indonesia、P.T.Yamaha Music Manufacturing Asia、P.T.Yamaha Musical Products Indonesia、P.T.Yamaha Electronics Manufacturing Indonesia、Yamaha de Mexico, S.A.de C.V.、Yamaha Electronics Manufacturing (M) Sdn. Bhd.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、Yamaha Music(Asia)Pte. Ltd.他9社を除いてすべて、当社と同一であります。 上記21社の中間決算日は6月30日であり、同中間決算日現在の中間財務諸表を使用しておりますが、平成13年7月1日から中間連結決算日平成13年9月30日までの期間に発生した重要な取引については、連結上必要な調整を行っております。	3　連結子会社の中間決算日等に関する事項 連結子会社の中間決算日は、P.T.Yamaha Indonesia、P.T.Yamaha Music Indonesia (Distributor)、P.T.Yamaha Music Manufacturing Indonesia、P.T.Yamaha Music Manufacturing Asia、P.T.Yamaha Musical Products Indonesia、P.T.Yamaha Electronics Manufacturing Indonesia、Yamaha de Mexico, S.A.de C.V.、Yamaha Electronics Manufacturing (M) Sdn. Bhd.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、Yamaha Music(Asia)Pte. Ltd.他6社を除いてすべて、当社と同一であります。 上記19社の中間決算日は6月30日であり、同中間決算日現在の中間財務諸表を使用しておりますが、平成14年7月1日から中間連結決算日平成14年9月30日までの期間に発生した重要な取引については、連結上必要な調整を行っております。	3　連結子会社の事業年度等に関する事項 連結子会社の決算日は、P.T.Yamaha Indonesia、P.T.Yamaha Music Indonesia (Distributor)、P.T.Yamaha Music Manufacturing Indonesia、P.T.Yamaha Music Manufacturing Asia、P.T.Yamaha Musical Products Indonesia、P.T.Yamaha Electronics Manufacturing Indonesia、Yamaha de Mexico, S.A.de C.V.、Yamaha Electronics Manufacturing (M) Sdn. Bhd.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、Yamaha Music(Asia)Pte. Ltd.他9社を除いてすべて、当社と同一であります。 上記21社の決算日は12月31日であり、同決算日現在の財務諸表を使用しておりますが、平成14年1月1日から連結決算日平成14年3月31日までの期間に発生した重要な取引については、連結上必要な調整を行っております。

前中間連結会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
４　会計処理基準に関する事項 (1)　重要な資産の評価基準及び評価方法 １)有価証券 満期保有目的の債券 償却原価法(定額法) その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 総平均法による原価法 ２)デリバティブ 時価法 ３)棚卸資産 当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。	４　会計処理基準に関する事項 (1)　重要な資産の評価基準及び評価方法 １)有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ２)デリバティブ 同左 ３)棚卸資産 同左	４　会計処理基準に関する事項 (1)　重要な資産の評価基準及び評価方法 １)有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 同左 ２)デリバティブ 同左 ３)棚卸資産 同左
(2)　重要な減価償却資産の減価償却方法 １)有形固定資産 主として定率法によっておりますが、一部の連結子会社は定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年 (金型は主に２年)	(2)　重要な減価償却資産の減価償却方法 １)有形固定資産 同左	(2)　重要な減価償却資産の減価償却方法 １)有形固定資産 同左
(3)　重要な引当金の計上基準 １)貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。	(3)　重要な引当金の計上基準 １)貸倒引当金 同左	(3)　重要な引当金の計上基準 １)貸倒引当金 同左

前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
２）退職給付引当金 従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理することとしております。 ３）役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。 (4)　重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 尚、在外連結子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。 (5)　重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	２）退職給付引当金 従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。 ３）役員退職慰労引当金 同左 (4)　重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左 (5)　重要なリース取引の処理方法 同左	２）退職給付引当金 従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。 ３）役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。 (4)　重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。 (5)　重要なリース取引の処理方法 同左

前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
(6) 重要なヘッジ会計の方法 １)ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。 ２)ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引 ３)ヘッジ方針 各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。 ４)ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。 (7) その他中間連結財務諸表作成のための重要な事項 １)消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。 ５　中間連結キャッシュ・フロー計算書における資金の範囲 手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。	(6) 重要なヘッジ会計の方法 １)ヘッジ会計の方法 同左 ２)ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左 ３)ヘッジ方針 同左 ４)ヘッジの有効性評価の方法 同左 (7) その他中間連結財務諸表作成のための重要な事項 １)消費税等の会計処理 同左 ５　中間連結キャッシュ・フロー計算書における資金の範囲 同左	(6) 重要なヘッジ会計の方法 １)ヘッジ会計の方法 同左 ２)ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左 ３)ヘッジ方針 同左 ４)ヘッジの有効性評価の方法 同左 (7) その他連結財務諸表作成のための重要な事項 １)消費税等の会計処理 同左 ５　連結キャッシュ・フロー計算書における資金の範囲 同左

表示方法の変更

前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）
―――――― ――――――	（中間連結貸借対照表関係） １　前中間連結会計期間まで固定負債の「その他」に含めて表示していた再評価に係る繰延税金負債は、当中間連結会計期間において独立表示することに変更しました。 ２　前中間連結会計期間まで「建物及び構築物」に含めて表示していたゴルフ場のコース造成費について、事業用土地の再評価実施に伴い、当中間連結会計期間より「土地」に含めて表示することに変更しました。尚、前中間連結会計期間において、「建物及び構築物」に含めて表示していたコース造成費は7,659百万円であります。 （中間連結キャッシュ・フロー計算書関係） １　前中間連結会計期間まで営業活動によるキャッシュ・フローの「その他」に含めて表示していたリゾート会員預託金の預りによる収入及び返還による支出は、当中間連結会計期間において財務活動によるキャッシュ・フローの「会員預託金の預りによる収入」及び「会員預託金の返還による支出」に表示することに変更しました。 ２　前中間連結会計期間まで財務活動によるキャッシュ・フローの「その他」に含めて表示していた自己株式の取得による支出は、当中間連結会計期間において独立表示することに変更しました。

追加情報

前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
（金融商品会計） 当中間連結会計期間からその他有価証券のうち時価のあるものの評価の方法について、金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会　平成11年１月22日））を適用しております。この結果、その他有価証券評価差額金△6,802百万円、繰延税金負債７百万円を計上しております。 尚、その他有価証券評価差額金は、前連結会計年度より金融商品に係る会計基準を適用している持分法適用会社が計上したその他有価証券評価差額金△31百万円を含んでおります。	――――――	（金融商品会計） 当連結会計年度からその他有価証券のうち時価のあるものの評価の方法について、金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会　平成11年１月22日））を適用しております。この結果、従来の方法によった場合に比べ、その他有価証券評価差額金766百万円が計上されたほか、有価証券は３百万円少なく、投資有価証券は1,444百万円、投資その他の資産のその他は３百万円それぞれ多く計上されており、繰延税金資産は590百万円少なく計上されております。 尚、その他有価証券評価差額金は、前連結会計年度より金融商品に係る会計基準を適用している持分法適用関連会社２社が計上したその他有価証券評価差額金△88百万円を含んでおります。
――――――	（自己株式及び法定準備金取崩等会計） 当中間連結会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用しております。これによる当中間連結会計期間の損益に与える影響は軽微であります。 尚、中間連結財務諸表規則の改正により、当中間連結会計期間における中間連結貸借対照表の資本の部及び中間連結剰余金計算書については、改正後の中間連結財務諸表規則により作成しております。	――――――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成13年９月30日）	当中間連結会計期間末 （平成14年９月30日）	前連結会計年度末 （平成14年３月31日）
※１　有形固定資産の減価償却累計額は221,095百万円であります。	※１　有形固定資産の減価償却累計額は219,106百万円であります。	※１　有形固定資産の減価償却累計額は226,483百万円であります。
※２　担保提供資産は次の通りであります。 現金及び預金のうち　30百万円 有価証券のうち　739百万円 有形固定資産のうち　16,662百万円 投資その他の資産のうち　1,807百万円 計　19,239百万円 上記物件について、短期・長期借入金8,980百万円及び特定取引前受金4,195百万円等の担保に供しております。	※２　担保提供資産は次の通りであります。 現金及び預金のうち　30百万円 有価証券のうち　682百万円 有形固定資産のうち　13,292百万円 投資有価証券のうち　1,764百万円 計　15,769百万円 上記物件について、短期・長期借入金9,185百万円及び特定取引前受金3,474百万円等の担保に供しております。	※２　担保提供資産は次の通りであります。 現金及び預金のうち　30百万円 有価証券のうち　60百万円 有形固定資産のうち　13,651百万円 投資有価証券のうち　2,423百万円 計　16,165百万円 上記物件について、短期・長期借入金9,201百万円及び特定取引前受金3,742百万円等の担保に供しております。
３　保証債務は次の通りであります。 関係会社の営業上の債務保証 ㈱ヤマハトラベルサービス他　50百万円	３　保証債務は次の通りであります。 関係会社の営業上の債務保証他 107百万円	３　保証債務は次の通りであります。 関係会社の営業上の債務保証他 129百万円
４　輸出受取手形割引高は1,270百万円であります。	４　輸出受取手形割引高は1,335百万円であります。	４　輸出受取手形割引高は1,386百万円であります。
※５　中間連結会計期間末日満期手形は、手形交換日をもって決済処理しております。尚、当中間連結会計期間末日は金融機関の休日であった為、中間連結会計期間末日満期手形が以下の科目に含まれております。 受取手形　2,532百万円 支払手形　974百万円	――――――	※５　連結会計年度末日満期手形は、手形交換日をもって決済処理しております。尚、当連結会計年度末日は金融機関の休日であった為、連結会計年度末日満期手形が以下の科目に含まれております。 受取手形　1,604百万円 支払手形　1,015百万円
※６　繰延ヘッジ利益の内訳は次の通りであります。 繰延ヘッジ利益　126百万円 繰延ヘッジ損失　79百万円 繰延ヘッジ利益（純額）　47百万円	※６　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　298百万円 繰延ヘッジ利益　21百万円 繰延ヘッジ損失（純額）　276百万円	※６　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　100百万円 繰延ヘッジ利益　1百万円 繰延ヘッジ損失（純額）　99百万円

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
※１　諸引当金繰入額の主なものは次の通りであります。 貸倒引当金繰入額　44百万円 退職給付引当金繰入額　2,261百万円 役員退職慰労引当金繰入額　74百万円	※１　諸引当金繰入額の主なものは次の通りであります。 貸倒引当金繰入額　525百万円 退職給付引当金繰入額　3,492百万円 役員退職慰労引当金繰入額　94百万円	※１　諸引当金繰入額の主なものは次の通りであります。 退職給付引当金繰入額　4,755百万円 役員退職慰労引当金繰入額　201百万円
※２　固定資産売却益の主なものは機械装置及び運搬具、工具器具備品の売却によるものであります。	※２　固定資産売却益の主なものは機械装置及び運搬具、工具器具備品の売却によるものであります。	※２　固定資産売却益の主なものは、土地の売却によるものであります。
※３　固定資産処分損の主なものは、機械装置及び運搬具、工具器具備品の除却によるものであります。	※３　固定資産処分損の主なものは、建物及び構築物の除却によるものであります。	※３　固定資産処分損の主なものは、機械及び装置の除却によるものであります。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　38,181百万円 預入期間が３か月を超える定期預金　△327百万円 現金及び現金同等物　37,853百万円	※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　40,314百万円 預入期間が３か月を超える定期預金　△488百万円 現金及び現金同等物　39,825百万円	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　41,074百万円 預入期間が３か月を超える定期預金　△502百万円 現金及び現金同等物　40,571百万円

（リース取引関係）

前中間連結会計期間（自　平成13年４月１日　至　平成13年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
（借手側）

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	その他	合計
取得価額相当額（百万円）	4,202	1,032	5,234
減価償却累計額相当額（百万円）	2,630	699	3,330
中間期末残高相当額（百万円）	1,571	333	1,904

尚、取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

2　未経過リース料中間期末残高相当額

１年以内	941百万円
１年超	963百万円
合計	1,904百万円

尚、未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

3　支払リース料及び減価償却費相当額

支払リース料	555百万円
減価償却費相当額	555百万円

4　減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

オペレーティング・リース取引
未経過リース料

１年以内	314百万円
１年超	386百万円
合計	700百万円

当中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
（借手側）

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	その他	合計
取得価額相当額（百万円）	2,803	1,319	4,123
減価償却累計額相当額（百万円）	1,453	829	2,282
中間期末残高相当額（百万円）	1,350	489	1,840

尚、取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

2　未経過リース料中間期末残高相当額

１年以内	735百万円
１年超	1,105百万円
合計	1,840百万円

尚、未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

3　支払リース料及び減価償却費相当額

支払リース料	536百万円
減価償却費相当額	536百万円

4　減価償却費相当額の算定方法
同左

オペレーティング・リース取引
未経過リース料

１年以内	384百万円
１年超	466百万円
合計	850百万円

前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
（借手側）

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額（百万円）	4,195	1,159	5,355
減価償却累計額相当額（百万円）	2,620	776	3,397
期末残高相当額（百万円）	1,574	382	1,957

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

2　未経過リース料期末残高相当額

１年以内	875百万円
１年超	1,082百万円
合計	1,957百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

3　支払リース料及び減価償却費相当額

支払リース料	1,124百万円
減価償却費相当額	1,124百万円

4　減価償却費相当額の算定方法
同左

オペレーティング・リース取引
未経過リース料

１年以内	458百万円
１年超	587百万円
合計	1,045百万円

<table>
<tr><th>前中間連結会計期間
(自　平成13年４月１日
至　平成13年９月30日)</th><th>当中間連結会計期間
(自　平成14年４月１日
至　平成14年９月30日)</th><th>前連結会計年度
(自　平成13年４月１日
至　平成14年３月31日)</th></tr>
<tr><td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (貸手側) １　リース物件の取得価額、減価償却累計額及び中間期末残高 |	工具器具備品
取得価額(百万円)	5,009
減価償却累計額(百万円)	3,326
中間期末残高(百万円)	1,682 | ２　未経過リース料中間期末残高相当額 １年以内　1,005百万円 １年超　1,941百万円 合計　2,947百万円 尚、未経過リース料中間期末残高相当額は、未経過リース料中間期末残高及び見積残存価額の残高の合計額が営業債権の中間期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。 ３　受取リース料及び減価償却費 受取リース料　579百万円 減価償却費　387百万円</td>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (貸手側) １　リース物件の取得価額、減価償却累計額及び中間期末残高 |	工具器具備品
取得価額(百万円)	5,157
減価償却累計額(百万円)	3,433
中間期末残高(百万円)	1,724 | ２　未経過リース料中間期末残高相当額 １年以内　963百万円 １年超　1,902百万円 合計　2,865百万円 尚、未経過リース料中間期末残高相当額は、未経過リース料中間期末残高及び見積残存価額の残高の合計額が営業債権の中間期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。 ３　受取リース料及び減価償却費 受取リース料　575百万円 減価償却費　298百万円</td>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (貸手側) １　リース物件の取得価額、減価償却累計額及び期末残高 |	工具器具備品
取得価額(百万円)	5,127
減価償却累計額(百万円)	3,469
期末残高(百万円)	1,657 | ２　未経過リース料期末残高相当額 １年以内　962百万円 １年超　1,831百万円 合計　2,793百万円 尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。 ３　受取リース料及び減価償却費 受取リース料　1,173百万円 減価償却費　606百万円</td></tr>
</table>

（有価証券関係）

前中間連結会計期間末（平成13年９月30日）

1　満期保有目的の債券で時価のあるもの

区分	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
1　国債・地方債等	69	71	1
2　社債	2,032	2,055	23
3　その他	1,850	1,883	32
合計	3,952	4,010	57

2　その他有価証券で時価のあるもの

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
1　株式	34,541	27,822	△6,718
2　債券			
社債	43	51	7
3　その他	49	45	△4
合計	34,634	27,918	△6,715

3　時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

その他有価証券

非上場株式（店頭売買株式を除く）　795百万円

（注）　当中間連結会計期間において、その他有価証券で時価のある株式について182百万円減損処理を行っております。

当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30％以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状態等の検討により回復可能性を判定しております。

当中間連結会計期間末（平成14年９月30日）

1　満期保有目的の債券で時価のあるもの

区分	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
1　国債・地方債等	270	274	4
2　社債	1,642	1,652	9
3　その他	1,750	1,781	30
合計	3,662	3,707	44

2　その他有価証券で時価のあるもの

区分	取得原価 (百万円)	中間連結貸借対照表 計上額(百万円)	差額 (百万円)
1　株式	18,542	21,318	2,775
2　債券			
社債	43	50	6
3　その他	51	42	△8
合計	18,636	21,411	2,774

3　時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)　3,853百万円

(注)　当中間連結会計期間において、その他有価証券で時価のある株式について1,066百万円減損の処理を行っております。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状態等の検討により回復可能性を判定しております。

前連結会計年度末(平成14年3月31日)

1　満期保有目的の債券で時価のあるもの

区分	連結貸借対照表 計上額(百万円)	時価 (百万円)	差額 (百万円)
1　国債・地方債等	270	272	2
2　社債	1,931	1,945	14
3　その他	1,449	1,467	18
合計	3,652	3,686	33

2　その他有価証券で時価のあるもの

区分	取得原価 (百万円)	連結貸借対照表 計上額(百万円)	差額 (百万円)
1　株式	19,609	21,067	1,458
2　債券			
社債	43	50	7
3　その他	49	45	△3
合計	19,702	21,164	1,462

3　時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)　808百万円

(注)　当連結会計年度において、その他有価証券で時価のある株式について14,716百万円減損の処理を行っております。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

(デリバティブ取引関係)

デリバティブ取引については、前中間連結会計期間、当中間連結会計期間及び前連結会計年度のいずれにおいても、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為記載しておりません。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成13年４月１日　至　平成13年９月30日）

	楽器（百万円）	ＡＶ・ＩＴ（百万円）	リビング（百万円）	電子機器電子金属（百万円）	レクリエーション（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高									
(1) 外部顧客に対する売上高	144,650	41,573	23,795	18,370	10,756	9,631	248,778	-	248,778
(2) セグメント間の内部売上高又は振替高				1,421			1,421	△1,421	
計	144,650	41,573	23,795	19,792	10,756	9,631	250,200	△1,421	248,778
営業費用	140,804	40,374	22,788	17,176	11,600	9,726	242,470	△1,421	241,048
営業利益又は営業損失（△）	3,845	1,198	1,007	2,615	△843	△94	7,729		7,729

（注）１　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

２　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、バスタブ、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ・アーチェリーの用具、自動車用内装部品、ＦＡ機器、金型

当中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）

	楽器（百万円）	ＡＶ・ＩＴ（百万円）	リビング（百万円）	電子機器電子金属（百万円）	レクリエーション（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高									
(1) 外部顧客に対する売上高	146,175	38,482	23,574	24,885	10,301	10,343	253,763		253,763
(2) セグメント間の内部売上高又は振替高				1,732			1,732	△1,732	
計	146,175	38,482	23,574	26,618	10,301	10,343	255,495	△1,732	253,763
営業費用	140,225	37,436	23,025	20,716	11,130	9,855	242,390	△1,732	240,657
営業利益又は営業損失(△)	5,950	1,045	548	5,901	△828	487	13,105		13,105

（注）１　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

２　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、バスタブ、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用具、自動車用内装部品、ＦＡ機器、金型

前連結会計年度(自　平成13年４月１日　至　平成14年３月31日)

	楽器 (百万円)	ＡＶ・ ＩＴ (百万円)	リビング (百万円)	電子機器 電子金属 (百万円)	レクリエーション (百万円)	その他 (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
売上高									
(1) 外部顧客に対する売上高	286,920	95,214	45,714	36,628	21,590	18,339	504,406		504,406
(2) セグメント間の内部売上高又は振替高				2,471			2,471	△2,471	
計	286,920	95,214	45,714	39,099	21,590	18,339	506,878	△2,471	504,406
営業費用	282,182	92,176	44,667	34,748	23,331	18,728	495,834	△2,471	493,362
営業利益又は営業損失(△)	4,738	3,037	1,046	4,351	△1,741	△389	11,043		11,043

(注) 1　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、バスタブ、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ・アーチェリーの用具、自動車用内装部品、ＦＡ機器、金型

【所在地別セグメント情報】

前中間連結会計期間(自　平成13年４月１日　至　平成13年９月30日)

	日本(百万円)	北米(百万円)	欧州(百万円)	アジア・オセアニア・その他の地域(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高							
(1) 外部顧客に対する売上高	156,372	42,222	33,774	16,408	248,778		248,778
(2) セグメント間の内部売上高又は振替高	79,185	562	267	34,867	114,883	△114,883	
計	235,558	42,784	34,042	51,275	363,662	△114,883	248,778
営業費用	228,432	41,434	34,303	49,390	353,561	△112,512	241,048
営業利益又は営業損失(△)	7,126	1,349	△260	1,885	10,100	△2,370	7,729

(注)　1　国又は地域の区分は、地理的近接度によっております。

2　各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

当中間連結会計期間(自　平成14年４月１日　至　平成14年９月30日)

	日本(百万円)	北米(百万円)	欧州(百万円)	アジア・オセアニア・その他の地域(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高							
(1) 外部顧客に対する売上高	158,727	44,018	35,465	15,552	253,763		253,763
(2) セグメント間の内部売上高又は振替高	80,077	868	386	29,162	110,495	△110,495	
計	238,805	44,886	35,852	44,714	364,258	△110,495	253,763
営業費用	227,532	42,749	34,879	43,297	348,458	△107,801	240,657
営業利益	11,272	2,137	972	1,417	15,799	△2,693	13,105

(注)　1　国又は地域の区分は、地理的近接度によっております。

2　各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア・オセアニア・その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	304,945	92,246	73,260	33,954	504,406	―	504,406
(2) セグメント間の内部売上高又は振替高	136,211	2,135	493	68,063	206,902	△206,902	―
計	441,156	94,381	73,753	102,017	711,309	△206,902	504,406
営業費用	437,937	90,897	73,103	98,283	700,222	△206,859	493,362
営業利益	3,219	3,484	649	3,733	11,087	△43	11,043

（注）１　国又は地域の区分は、地理的近接度によっております。
　　　２　各区分に属する主な国又は地域
　　　　北米……………………………………………………アメリカ、カナダ
　　　　欧州……………………………………………………ドイツ、イギリス
　　　　アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

【海外売上高】

前中間連結会計期間(自　平成13年４月１日　至　平成13年９月30日)

	北米	欧州	アジア・ オセアニア・ その他の地域	計
Ⅰ　海外売上高(百万円)	43,019	33,872	23,514	100,406
Ⅱ　連結売上高(百万円)	―	―	―	248,778
Ⅲ　連結売上高に占める 海外売上高の割合(%)	17.3	13.6	9.5	40.4

(注)　1　国又は地域の区分は、地理的近接度によっております。
2　各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

当中間連結会計期間(自　平成14年４月１日　至　平成14年９月30日)

	北米	欧州	アジア・ オセアニア・ その他の地域	計
Ⅰ　海外売上高(百万円)	44,633	35,576	21,344	101,553
Ⅱ　連結売上高(百万円)	―	―	―	253,763
Ⅲ　連結売上高に占める 海外売上高の割合(%)	17.6	14.0	8.4	40.0

(注)　1　国又は地域の区分は、地理的近接度によっております。
2　各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

前連結会計年度(自　平成13年４月１日　至　平成14年３月31日)

	北米	欧州	アジア・ オセアニア・ その他の地域	計
Ⅰ　海外売上高(百万円)	93,524	73,458	47,472	214,455
Ⅱ　連結売上高(百万円)	―	―	―	504,406
Ⅲ　連結売上高に占める 海外売上高の割合(%)	18.5	14.6	9.4	42.5

(注)　1　国又は地域の区分は、地理的近接度によっております。
2　各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（１株当たり情報）

前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
１株当たり純資産額　944.63円 １株当たり中間純利益　35.03円 潜在株式調整後 １株当たり中間純利益　33.22円	１株当たり純資産額　999.26円 １株当たり中間純利益　48.86円 潜在株式調整後 １株当たり中間純利益　44.24円 （追加情報） 当中間連結会計期間から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。尚、これによる影響は軽微であります。	１株当たり純資産額　978.15円 １株当たり当期純損失　49.75円 潜在株式調整後 １株当たり当期純利益　―円 潜在株式調整後１株当たり当期純利益については、当期純損失が計上されているため記載しておりません。

（注）　１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

項目	前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
１株当たり中間（当期）純利益金額			
中間（当期）純利益（百万円）	―	10,075	―
普通株主に帰属しない金額（百万円）	―	―	―
普通株式に係る中間（当期）純利益（百万円）	―	10,075	―
期中平均株式数（千株）	―	206,199	―
潜在株式調整後１株当たり中間（当期）純利益金額			
中間（当期）純利益調整額（百万円）	―	△464	―
（うち社債利息（税額相当額控除後））	―	(136)	―
（うち持分法による投資利益）	―	(△601)	―
普通株式増加数（千株）		11,053	
（うち転換社債）	―	(11,053)	―
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	―	―	―

(2) 【その他】

該当事項はありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末 (平成13年９月30日)			当中間会計期間末 (平成14年９月30日)			前事業年度 要約貸借対照表 (平成14年３月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金		24,526			11,371			22,417		
2 受取手形	※4	8,548			5,680			6,884		
3 売掛金		33,226			36,125			29,094		
4 棚卸資産		30,131			25,243			28,111		
5 繰延税金資産		7,556			7,979			7,333		
6 その他	※5,6	2,506			2,177			2,392		
7 貸倒引当金		△1,210			△1,283			△1,242		
流動資産合計			105,285	35.9		87,295	29.9		94,992	32.1
Ⅱ 固定資産										
(1) 有形固定資産	※1									
1 建物		13,856			14,003			13,683		
2 機械及び装置		8,259			7,277			7,614		
3 土地		21,515			48,110			48,940		
4 その他		6,669			6,455			6,606		
有形固定資産合計		50,300			75,846			76,844		
(2) 無形固定資産		197			77			191		
(3) 投資その他の資産										
1 投資有価証券		28,523			25,100			21,811		
2 関係会社株式		69,119			63,855			63,495		
3 繰延税金資産		26,088			22,992			24,917		
4 その他		14,897			17,608			14,435		
5 貸倒引当金		△939			△1,001			△827		
投資その他の資産合計		137,688			128,555			123,832		
固定資産合計			188,186	64.1		204,479	70.1		200,868	67.9
資産合計			293,472	100.0		291,774	100.0		295,861	100.0

区分	注記番号	前中間会計期間末 (平成13年9月30日)			当中間会計期間末 (平成14年9月30日)			前事業年度 要約貸借対照表 (平成14年3月31日)		
		金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(負債の部)										
Ⅰ 流動負債										
1 支払手形	※4	1,738			1,253			1,160		
2 買掛金		27,028			26,867			21,478		
3 短期借入金		767			944			1,036		
4 一年以内返済の長期借入金		—			6,220			—		
5 未払法人税等		50			50			100		
6 未払費用及び未払金		20,393			20,637			21,024		
7 諸引当金		1,625			741			1,058		
8 子会社支援引当金		—			—			12,429		
9 その他	※6	2,073			2,109			2,123		
流動負債合計			53,676	18.3		58,823	20.2		60,410	20.4
Ⅱ 固定負債										
1 転換社債		24,317			24,317			24,317		
2 長期借入金		6,220			—			6,220		
3 再評価に係る繰延税金負債		—			10,684			11,115		
4 退職給付引当金		55,750			48,017			51,455		
5 役員退職慰労引当金		574			672			623		
6 その他		1,007			977			988		
固定負債合計			87,869	29.9		84,669	29.0		94,721	32.0
負債合計			141,545	48.2		143,492	49.2		155,131	52.4
(資本の部)										
Ⅰ 資本金			28,533	9.7		—	—		28,533	9.7
Ⅱ 資本準備金			26,924	9.2		—	—		26,924	9.1
Ⅲ 利益準備金			4,159	1.4		—	—		4,159	1.4
Ⅳ 再評価差額金			—	—		—	—		16,081	5.4
Ⅴ その他の剰余金										
1 任意積立金		85,582			—			85,582		
2 中間未処分利益又は当期未処理損失(△)		13,509			—			△21,344		
その他の剰余金合計			99,091	33.8		—	—		64,237	21.7
Ⅵ その他有価証券評価差額金			△6,780	△2.3		—	—		841	0.3
Ⅶ 自己株式			△2	△0.0		—	—		△49	△0.0
資本合計			151,926	51.8		—	—		140,730	47.6
Ⅰ 資本金						28,533	9.8			
Ⅱ 資本剰余金										
1 資本準備金		—			26,924			—		
資本剰余金合計			—	—		26,924	9.2		—	—
Ⅲ 利益剰余金										
1 利益準備金		—			4,159			—		
2 任意積立金		—			58,854			—		
3 中間未処分利益		—			12,851			—		
利益剰余金合計			—	—		75,865	26.0		—	—
Ⅳ 土地再評価差額金			—	—		15,457	5.3		—	—
Ⅴ その他有価証券評価差額金			—	—		1,640	0.5		—	—
Ⅵ 自己株式			—	—		△139	△0.0		—	—
資本合計			—	—		148,282	50.8		—	—
負債及び資本合計			293,472	100.0		291,774	100.0		295,861	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成13年４月１日 至 平成13年９月30日) 金額(百万円)		百分比(%)	当中間会計期間 (自 平成14年４月１日 至 平成14年９月30日) 金額(百万円)		百分比(%)	前事業年度 要約損益計算書 (自 平成13年４月１日 至 平成14年３月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高			172,947	100.0		172,098	100.0		316,742	100.0
Ⅱ 売上原価			133,888	77.4		129,515	75.2		247,821	78.2
売上総利益			39,058	22.6		42,582	24.8		68,920	21.8
延払未実現利益			113			20			226	
合計売上総利益			39,172	22.6		42,602	24.8		69,146	21.8
Ⅲ 販売費及び一般管理費			31,530	18.2		32,002	18.6		63,509	20.0
営業利益			7,641	4.4		10,599	6.2		5,637	1.8
Ⅳ 営業外収益	※１		1,501	0.9		1,125	0.6		2,127	0.7
Ⅴ 営業外費用	※２		505	0.3		727	0.4		1,234	0.4
経常利益			8,637	5.0		10,998	6.4		6,530	2.1
Ⅵ 特別利益			1,640	0.9		210	0.1		4,255	1.3
Ⅶ 特別損失	※３		1,424	0.8		3,193	1.8		35,097	11.1
税引前中間純利益又は税引前当期純損失(△)			8,853	5.1		8,015	4.7		△24,312	△7.7
法人税、住民税及び事業税		50			50			100		
法人税等調整額		104	154	0.1	296	346	0.2	915	1,015	0.3
中間純利益又は当期純損失(△)			8,699	5.0		7,669	4.5		△25,328	△8.0
前期繰越利益			4,810			4,557			4,810	
土地再評価差額金取崩額			―			623			―	
中間配当額			―			―			826	
中間未処分利益又は当期未処理損失(△)			13,509			12,851			△21,344	

中間財務諸表作成のための基本となる重要な事項

前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
1　資産の評価基準及び評価方法 (1) 有価証券 子会社及び関連会社株式 総平均法による原価法 その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 総平均法による原価法 (2) デリバティブ 時価法 (3) 棚卸資産 製品・商品・原材料・仕掛品(下記棚卸資産を除く。) 後入先出法による低価法 営業所の商品 最終仕入原価法による低価法	1　資産の評価基準及び評価方法 (1) 有価証券 子会社及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (2) デリバティブ 同左 (3) 棚卸資産 後入先出法による低価法	1　資産の評価基準及び評価方法 (1) 有価証券 子会社及び関連会社株式 同左 その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 同左 (2) デリバティブ 同左 (3) 棚卸資産 製品・商品・原材料・仕掛品(下記棚卸資産を除く。) 後入先出法による低価法 営業所の商品 最終仕入原価法による低価法
2　固定資産の減価償却の方法 有形固定資産 定率法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～15年 機械及び装置　4～11年 工具器具備品　5～6年 (金型は主に2年)	2　固定資産の減価償却の方法 有形固定資産 同左	2　固定資産の減価償却の方法 有形固定資産 同左
3　引当金の計上基準 (1) 貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) アフターサービス費引当金 ピアノの調律及び調整費用に充てる為、当中間期以前に販売された台数に基づき今後の発生見込額を計上しております。	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) アフターサービス費引当金 同左	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) アフターサービス費引当金 ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。

前中間会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前事業年度 (自　平成13年4月1日 至　平成14年3月31日)
(3) 製品保証引当金 製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。 (4) 退職給付引当金 従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理することとしております。 (5) 役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。	(3) 製品保証引当金 同左 (4) 退職給付引当金 従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。 (5) 役員退職慰労引当金 同左	(3) 製品保証引当金 同左 (4) 退職給付引当金 従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。 (5) 役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。 (6) 子会社支援引当金 子会社が抱える欠損金を解消するための当社負担見込額を計上しており、当該子会社に対する債務保証に伴う損失見込額4,000百万円を含んでおります。
4　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 5　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	4　外貨建の資産及び負債の本邦通貨への換算基準 同左 5　リース取引の処理方法 同左	4　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 5　リース取引の処理方法 同左

前中間会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前事業年度 (自　平成13年4月1日 至　平成14年3月31日)
6　ヘッジ会計の方法 (1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引 (3) ヘッジ方針 社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。 (4) ヘッジ有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。	6　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左	6　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左
7　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。	7　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 同左	7　その他財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 同左

追加情報

前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
(金融商品会計) 当中間期からその他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年１月22日))を適用しております。 この変更に伴い、その他有価証券評価差額金△6,780百万円が計上されております。	――――――	(金融商品会計) 当期からその他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年１月22日))を適用しております。この結果、従来の方法によった場合に比べ、その他有価証券評価差額金が841百万円計上されたほか、有価証券は３百万円少なく、投資有価証券は1,423百万円、出資金は３百万円それぞれ多く計上されており、繰延税金資産は581百万円少なく計上されております。
(中間貸借対照表関係) 前中間期において、流動資産の「その他」に含めておりました「自己株式」は、中間財務諸表等規則の改正により、当中間期より資本に対する控除項目として資本の部の末尾に記載しております。	――――――	(貸借対照表関係) 前期において、流動資産に表示しておりました「自己株式」は、財務諸表等規則の改正により、当期より資本に対する控除項目として資本の部の末尾に記載しております。
――――――	(自己株式及び法定準備金取崩等会計) 当中間期から「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第１号)を適用しております。これによる当中間期の損益に与える影響は軽微であります。 尚、中間財務諸表等規則の改正により、当中間期における中間貸借対照表の資本の部については、改正後の中間財務諸表等規則により作成しております。	――――――

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成13年９月30日）	当中間会計期間末 （平成14年９月30日）	前事業年度末 （平成14年３月31日）
※１　有形固定資産の減価償却累計額は109,142百万円であります。	※１　有形固定資産の減価償却累計額は102,914百万円であります。	※１　有形固定資産の減価償却累計額は108,365百万円であります。
２　保証債務は次の通りであります。 金融機関からの借入 ㈱キロロ開発公社　2,141百万円 ヤマハリゾート㈱　1,200百万円 その他　17百万円	２　保証債務は次の通りであります。 金融機関からの借入 ㈱キロロ開発公社　1,551百万円 その他　22百万円	２　保証債務は次の通りであります。 金融機関からの借入 ㈱キロロ開発公社　1,541百万円 その他　24百万円
３　輸出受取手形割引高は6,706百万円であります。	３　輸出受取手形割引高は6,844百万円であります。	３　輸出受取手形割引高は5,075百万円であります。
※４　中間期末日満期手形の処理 中間期末日満期手形は、手形交換日をもって決済処理しております。尚、当中間期末日は金融機関の休日であった為、中間期末日満期手形が以下の科目に含まれております。 受取手形　2,222百万円 支払手形　355百万円	―――――	※４　期末日満期手形の処理 期末日満期手形は、手形交換日をもって決済処理しております。尚、当期末日は金融機関の休日であった為、期末日満期手形が以下の科目に含まれております。 受取手形　1,249百万円 支払手形　273百万円
※５　消費税等の取扱い 仮払消費税等及び仮受消費税等は相殺のうえ、流動資産のその他に含めて表示しております。	※５　消費税等の取扱い 同左	―――――
※６　繰延ヘッジ利益の内訳は次の通りであります。 繰延ヘッジ利益　122百万円 繰延ヘッジ損失　79百万円 繰延ヘッジ利益（純額）　43百万円	※６　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　289百万円 繰延ヘッジ利益　10百万円 繰延ヘッジ損失（純額）　278百万円	※６　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　100百万円 繰延ヘッジ利益　1百万円 繰延ヘッジ損失（純額）　98百万円

（中間損益計算書関係）

前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
※１　営業外収益の主なものは次の通りであります。 受取利息　48百万円 受取配当金　1,235百万円	※１　営業外収益の主なものは次の通りであります。 受取利息　30百万円 受取配当金　903百万円	※１　営業外収益の主なものは次の通りであります。 受取利息　84百万円 受取配当金　1,587百万円
※２　営業外費用の主なものは次の通りであります。 支払利息　69百万円 社債利息　231百万円	※２　営業外費用の主なものは次の通りであります。 支払利息　62百万円 社債利息　231百万円	※２　営業外費用の主なものは次の通りであります。 支払利息　133百万円 社債利息　462百万円
――――――	――――――	※３　特別損失の主なものは次の通りであります。 投資有価証券評価損　14,784百万円 子会社株式評価損　6,555百万円 子会社支援引当金繰入額　12,429百万円
４　減価償却実施額は次の通りであります。 有形固定資産　3,071百万円	４　減価償却実施額は次の通りであります。 有形固定資産　2,801百万円	４　減価償却実施額は次の通りであります。 有形固定資産　5,877百万円

（リース取引関係）

<table>
<tr><th>前中間会計期間
（自　平成13年４月１日
至　平成13年９月30日）</th><th>当中間会計期間
（自　平成14年４月１日
至　平成14年９月30日）</th><th>前事業年度
（自　平成13年４月１日
至　平成14年３月31日）</th></tr>
<tr><td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	その他	合計
取得価額相当額（百万円）	3,505	128	3,633
減価償却累計額相当額（百万円）	2,177	71	2,248
中間期末残高相当額（百万円）	1,328	57	1,385

尚、取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。
2　未経過リース料中間期末残高相当額
1年以内　733百万円
1年超　652百万円
合計　1,385百万円
尚、未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。
3　支払リース料及び減価償却費相当額
支払リース料　433百万円
減価償却費相当額　433百万円
4　減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
オペレーティング・リース取引
未経過リース料
1年以内　102百万円
1年超　42百万円
合計　145百万円</td>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	その他	合計
取得価額相当額（百万円）	2,166	110	2,277
減価償却累計額相当額（百万円）	1,054	65	1,119
中間期末残高相当額（百万円）	1,112	45	1,158

尚、取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。
2　未経過リース料中間期末残高相当額
1年以内　530百万円
1年超　627百万円
合計　1,158百万円
尚、未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。
3　支払リース料及び減価償却費相当額
支払リース料　402百万円
減価償却費相当額　402百万円
4　減価償却費相当額の算定方法
同左
オペレーティング・リース取引
未経過リース料
1年以内　110百万円
1年超　59百万円
合計　170百万円</td>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額（百万円）	3,448	130	3,579
減価償却累計額相当額（百万円）	2,212	73	2,285
期末残高相当額（百万円）	1,236	56	1,293

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。
2　未経過リース料期末残高相当額
1年以内　629百万円
1年超　663百万円
合計　1,293百万円
尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。
3　支払リース料及び減価償却費相当額
支払リース料　863百万円
減価償却費相当額　863百万円
4　減価償却費相当額の算定方法
同左
オペレーティング・リース取引
未経過リース料
1年以内　136百万円
1年超　87百万円
合計　224百万円</td></tr>
</table>

（有価証券関係）

前中間会計期間末（平成13年９月30日）

子会社株式及び関連会社株式で時価のあるもの

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,418	50,905	39,486

当中間会計期間末（平成14年９月30日）

子会社株式及び関連会社株式で時価のあるもの

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,418	63,148	51,729

前事業年度末（平成14年３月31日）

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,418	51,614	40,195

（１株当たり情報）

中間連結財務諸表を作成している為、記載を省略しております。

（重要な後発事象）

前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
――――――	ヤマハリゾート株式会社との合併 当社は、平成14年６月26日開催の定時株主総会において承認を受けました合併契約書に基づき、平成14年10月１日をもって、ヤマハリゾート株式会社と合併いたしました。 １　合併の日 平成14年10月１日(合併登記日) ２　合併による会社財産の引継 当社を存続会社、ヤマハリゾート株式会社を消滅会社とする合併について、当社が承継した資産の額、負債の額は次の通りであります。 承継した資産の額 59,073百万円 承継した負債の額 58,127百万円 承継した純資産の額 945百万円 尚、合併の結果、当社の資本金は28,533百万円(変更なし)、資本準備金は13,127百万円増加し40,052百万円となりました。但し、合併差益945百万円と当社の保有していたヤマハリゾート株式会社株式を相殺したほか、ヤマハリゾート株式会社より△13,127百万円の土地再評価差額金を承継しております。	１　ヤマハリゾート株式会社の第三者割当増資の引受 平成14年４月19日の取締役会において、子会社ヤマハリゾート株式会社の債務超過を解消するために、ヤマハリゾート株式会社が実施する第三者割当増資を引受ける決議をし、平成14年５月７日に払込を実施いたしました。 (1) 増資を引受ける理由 事業用土地の帳簿価格と時価の乖離を是正し、資産の適正な評価を行う為に、ヤマハリゾート株式会社において土地の再評価を実施し、再評価差額金△13,127百万円を計上した結果、平成14年３月末現在で、12,429百万円の債務超過となりました。 この債務超過を解消する為、ヤマハリゾート株式会社が第三者割当増資を行い、当社は払込みの引受けを決議いたしました。 (2) 相手会社の名称 ヤマハリゾート株式会社 (3) 増資払込み金額 14,000百万円 (4) 増資の内容 方式と発行株数 第三者割当による普通株式 280,000株 発行価格 一株につき50,000円 割当と引受 当社100% 増資払込期日 平成14年５月７日

前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
		２　ヤマハリゾート株式会社との合併契約 当社は、平成14年５月17日付けで、100％出資子会社であるヤマハリゾート株式会社と平成14年10月１日を合併期日とする合併契約を締結しました。 この合併契約書は平成14年６月26日開催の当社定時株主総会、ヤマハリゾート株式会社定時株主総会で決議されました。 合併契約の概要は次の通りであります。 (1) 合併の目的 レクリエーション事業は、当社を始めとするヤマハグループの事業として開始し、会員募集もヤマハグループの信用により行われた経緯もあり、引き続き「ヤマハブランド」の信用を維持しグループの事業を円滑に遂行するためには、当社がヤマハリゾート株式会社を吸収合併してレクリエーション事業を継続する必要があると判断し、吸収合併することを決定いたしました。当社はこの合併により、楽器事業を始めとする他の事業とのシナジー効果を追求しレクリエーション事業の売上げ拡大を図るとともに、同事業の集中と選択をより迅速に行い、収益の改善を図ろうとするものであります。 (2) 合併の方法及び合併契約の内容 １) 合併の日程 合併契約書承認取締役会 平成14年５月17日 合併契約書調印 平成14年５月17日 合併契約書承認株主総会 平成14年６月26日 合併期日 平成14年10月１日 合併登記 平成14年10月１日

前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
		２）合併の方法 当社を存続会社とする吸収合併方式で、ヤマハリゾート株式会社は解散いたします。 ３）合併比率 100％出資子会社との合併であり、新株式の発行及び合併交付金の支払いは行いません。 注）当社は、平成14年５月７日までに他の株主全員から同社株式を無償で譲り受けたことにより、当社の同社に対する持株比率は100％となりました。 ４）合併による会社財産の引継 ヤマハリゾート株式会社が作成する平成14年５月31日現在の貸借対照表その他同日現在の計算を基礎とし、合併期日までの増減を加除した一切の資産、負債及び権利義務を合併期日に引継ぎます。 ヤマハリゾート株式会社の平成14年３月31日現在の貸借対照表は次の通りです。 資産　51,196百万円 負債　63,625百万円 資本　△12,429百万円 注）ヤマハリゾート株式会社は、債務超過を解消するため当社に対し払込金額140億円、発行株式数28万株の第三者割当増資を行った結果、平成14年５月８日に資本金が190億円（資本準備金70億円）となりました。

(2) 【その他】

平成14年11月15日の中間決算取締役会において、平成14年９月30日現在の株主名簿(実質株主名簿を含む)に記載された株主に対し、第179期中間配当金として１株につき５円(総額1,031,989,490円)を支払うことを決議しました。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1)	発行登録書（普通社債）及びその添付書類		平成14年４月22日 関東財務局長に提出。
(2)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第７号の２（重要な合併）の規定に基づくもの	平成14年５月17日 関東財務局長に提出。
(3)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）の規定に基づくもの	平成14年６月13日 関東財務局長に提出。
(4)	有価証券報告書及びその添付書類	事業年度（第178期）　自　平成13年４月１日　至　平成14年３月31日	平成14年６月27日 関東財務局長に提出。
(5)	訂正発行登録書（普通社債）		平成14年６月27日 関東財務局長に提出。
(6)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）の規定に基づくもの	平成14年10月１日 関東財務局長に提出。

第二部　【提出会社の保証会社等の情報】

該当事項はありません。

中 間 監 査 報 告 書

平成13年12月19日

ヤマハ株式会社

代表取締役社長　伊　藤　修　二　殿

新日本監査法人

代表社員 関与社員　公認会計士　木　下　邦　彦　㊞

代表社員 関与社員　公認会計士　松　本　壽　夫　㊞

代表社員 関与社員　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成13年４月１日から平成14年３月31日までの連結会計年度の中間連結会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表がヤマハ株式会社及び連結子会社の平成13年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当中間連結会計期間より追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、この会計基準により中間連結財務諸表を作成している。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中間監査報告書

平成14年12月18日

ヤマハ株式会社

代表取締役社長　伊　藤　修　二　殿

新日本監査法人

代表社員
関与社員　公認会計士　木　下　邦　彦　㊞

代表社員
関与社員　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の中間連結会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表がヤマハ株式会社及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成13年12月19日

ヤマハ株式会社

代表取締役社長　伊　藤　修　二　殿

新日本監査法人

代表社員 関与社員	公認会計士	木　下　邦　彦	㊞
代表社員 関与社員	公認会計士	松　本　壽　夫	㊞
代表社員 関与社員	公認会計士	河　西　秀　治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成13年４月１日から平成14年３月31日までの第178期事業年度の中間会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表がヤマハ株式会社の平成13年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当中間会計期間より追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、この会計基準により中間財務諸表を作成している。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中　間　監　査　報　告　書

平成14年12月18日

ヤマハ株式会社

代表取締役社長　伊　藤　修　二　殿

新日本監査法人

代表社員
関与社員　公認会計士　木　下　邦　彦　㊞

代表社員
関与社員　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成14年４月１日から平成15年３月31日までの第179期事業年度の中間会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表がヤマハ株式会社の平成14年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

Exhibit 5

(Translation Only)

YAMAHA CORPORATION
10-1 Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

June 4, 2002

Notice of the 178th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby inform you of the 178th Ordinary General Meeting of Shareholders, to be held at the time and place set forth below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the Reference to Exercise of Voting Rights provided, indicate your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, then affix your registered seal and return the form to us so that it will be delivered to us by June 25, 2002.

Very truly yours,

Shuji Ito
President and Representative Director

The 178th Ordinary General Meeting of Shareholders

1. Date and time: Wednesday, June 26, 2002 at 10:00 a.m.
2. Location: First floor of Building No. 18
   10-1 Nakazawa-cho, Hamamatsu,
   Shizuoka, Japan

3. Agenda of the meeting

Matters to be reported:

The Balance Sheet as of March 31, 2002, the Business Report and Statement of Income for the 178th Fiscal Year (from April 1, 2001 through March 31, 2002).

Matters to be resolved:

Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 178th Fiscal Year

Proposal 2 Acquisition of the Treasury Stocks
The details of which are as set forth in the "Reference to Exercise of Voting Rights"

Proposal 3 Amendment to the Company's Articles of Incorporation
The details of which are as set forth in the "Reference to Exercise of Voting Rights"

Proposal 4 Approval of Proposed Merger Agreement between the Company and Yamaha Resort Corporation
The details of which are as set forth in the "Reference to Exercise of Voting Rights"

Proposal 5 Election of Five Directors

Note: This document has been translated from the Japanese original for reference purposes only.
In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Translation Only)

Reference to Exercise of Voting Rights

1. Total Number of Voting Rights Held by All Shareholders: 202,776

2. Proposals and Reference Information

Proposal 1 - Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 178th Fiscal Year

The details of the proposal are as follows.

Proposal of Appropriation of Unappropriated Retained Earnings

(Unit: Yen)

Unappropriated retained earnings at the end of the fiscal year.	(21,344,141,250)
Reversal of reserve for special depreciation	8,000,000
Reversal of reserve for advanced depreciation	254,000,000
Reversal of reserve for special account on replaced property	858,000,000
Reversal of general reserve	26,000,000,000
TOTAL	5,775,858,750
To be appropriated to:	
Cash dividends (4 yen per share)	825,908,900
Reserve for advanced depreciation	392,000,000
Unappropriated retained earnings carried forward to the next fiscal year.	4,557,949,850

Note: Interim dividends aggregating 826,084,172 yen (4 yen per share) were paid on December 11, 2001.

The Company has a basic policy of strengthening its business base, improving share capital profit rates and paying stable dividends. Based on this policy, for the current period, we propose to pay a dividend of 4 yen per share (inclusive of the interim dividend already paid, for an annual dividend of 8 yen per share).

(Translation Only)

Proposal 2 – Acquisition of the Treasury Stocks

To enable the implementation of a flexible capital strategy pursuant to the regulations set forth in Article 210 of the Commercial Code, it is proposed in the period from the conclusion of this Ordinary Shareholders' Meeting until the conclusion of the Ordinary Shareholders' Meeting for the next fiscal year for the Company to acquire 20,000,000 shares of its own common stock, the acquisition cost to be limited to a maximum amount of 30 billion yen.

Proposal 3 – Amendment to the Company's Articles of Incorporation

1. Reasons for Amendment

(1) "The Commercial Code Partial Amendment Law" (2001, Legislation No. 79) was enacted on October 1, 2001, which "abolished par value shares" and "established a unitary transaction system(tangen-kabu-system)." In accordance with these legislative changes, in the Company's Articles of Incorporation, it is proposed to delete the article for par value shares, and to amend "the number of shares per unit (tani)" to "the number of shares per unit (tangen)" and the article concerning the number of votes required for passing resolution in respect of election of Directors and Auditors. In addition, in accordance with the abolishment of "The Law in respect of Special Cases in the Commercial Code Share Retirement Procedures", it is proposed to amend the present Articles of Incorporation where necessary.

(2) "The Commercial Code Partial Amendment Law" (2001, Legislation No. 128) was enacted on April 1, 2002 with a New Shares Subscription Rights System being established and further the creation of Company related documents by electromagnetic means became possible. In accordance with these changes, it is proposed to amend the present Articles of Incorporation where necessary.

(3) "The Commercial Code Partial Amendment Law" and "the Law in respect of Special Case Commercial Code regarding Auditors of Corporations" (2001, Legislation No. 149), was enacted on May 1, 2002, and it is proposed to extend Auditors term of office to four(4) years.

(4) Due to the deletion of Article 6 in the present Articles of Incorporation, it is proposed to renumber the present Articles 7 through 38 to Articles 6 through 37.

(Translation Only)

2. The details of the Amendments

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
Chapter 2 Shares	**Chapter 2 Shares**
(Cancellation of Shares) Article 6 On and after June 27, 1998, the Company shall be able to acquire shares for the purpose of cancellation of shares due to profit, based on the decision of the board of directors. The limit to the above acquisition of shares shall be twenty million (20,000,000).	(Deleted)
(Par Value of a Share and Number of Shares per Unit (tani)) Article 7 1. The amount of each share having a par value shall be fifty(50) yen. 2. The number of shares per unit (tani) shall be one thousand shares.	(The Number of Shares per Unit (tangen) and the Non Issuance of Shares Certificates of Less than One Unit (tangen)) Article 6. 1. The number of shares per unit (tangen) of the Company shall be one thousand shares. (Note) 2. The Company shall not issue share certificates for less than one unit (tangen) (hereinafter, Fractional unit).
(Rules Concerning the Handling of Shares) Article 8 The Classes of this Company's share certificates, registration of transfer of shares, registration of the right of pledge, representation of trust assets, non-issuance of share certificates, notification by shareholders (including beneficiary shareholders), notification of the domestic address by foreign shareholders, reissuance of share certificates, purchasing of odd lot shares, and any other proceedings concerning share handling and relevant fees thereto shall be governed by Share Handling Regulations established by resolution of the Board of Directors.	(Rules Concerning the Handling of Shares) Article 7 The Classes of this Company's share certificates, registration of transfer of shares, registration of the right of pledge, representation of trust assets, non-issuance of share certificates, notification by shareholders (including beneficiary shareholders), notification of the domestic address by foreign shareholders, reissuance of share certificates, purchasing of fractional units, and any other proceedings concerning share handling and relevant fees thereto and exercise of shareholders' rights through the electromagnetic means shall be governed by Share Handling Regulations established by resolution of the Board of Directors.

(Translation Only)

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
(Transfer Agent) Article 9 1. The Company shall appoint a transfer agent for the transfer of shares. 2. The transfer agent and its business office shall be determined by resolution of the Board of Directors and shall be announced by public notice. 3. The shareholders' list shall be kept in the business office of the transfer agent, and the Company shall require the transfer agent to handle all proceedings of registration of transfer of shares, registration of the right of pledge, representation of trust assets or their deletion, reissuance of share certificates, purchasing of odd lot shares and acceptance of notifications and other stock-related matters. (Base Date) Article 10 1. With respect to the exercise of rights at the Ordinary General Meeting of shareholders, the shareholders who are noted in the final shareholder' list (including beneficial owners' list) as of March 31 shall be entitled to vote. 2. In addition, the Company may set a base date with public notice beforehand.	(Transfer Agent) Article 8 (As for the present Article 9-1) 2. (As for the present Article 9-2) 3. The shareholders' list shall be kept in the business office of the transfer agent, and the Company shall require the transfer agent to handle all proceedings of registration of transfer of shares, registration of the right of pledge, representation of trust assets or their deletion, reissuance of share certificates, purchasing of fractional units and acceptance of notifications and other stock-related matters. (Base Date) Article 9 1. With respect to the exercise of rights at the Ordinary General Meeting of shareholders, the shareholders who are noted or recorded in the final shareholder' list (including beneficial owners' list) as of March 31 shall be entitled to vote. 2. (As for the present Articles 10-2).
Chapter 3 General Meeting of Shareholders Article 11 and Article 12 (Omitted)	**Chapter 3 General Meeting of Shareholders** Article 10 and Article 11 (As for the present Article 11 and Article 12)

(Translation Only)

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
(Exercise of Voting Rights by Proxy) Article 13 The shareholder may exercise his/her voting right at any Shareholders General Meeting through a proxy, who shall be another shareholder having the voting right of the Company. In this case a document certifying the authority to vote as proxy for another shareholder must be submitted to this Company prior to each General Meeting. Article 14 and Article 15 (Omitted)	(Exercise of Voting Rights by Proxy) Article 12 The shareholder may exercise his/her voting right at any Shareholders General Meeting through a proxy, who shall be another shareholder having the voting right of the Company. In this case a document certifying the authority to vote as proxy for another shareholder must be submitted by the shareholder or proxy to this Company prior to each General Meeting. Article 13 and Article 14 (As for the present Article 14 and Article 15)
Chapter 4 Directors and Board of Directors (Number of Directors and Their Election) Article 16 1. The number of Directors shall not exceed thirty (30). All the Directors shall be elected at the General Meeting of Shareholders. 2. For the election of Directors, the shareholders representing at least one-third (1/3)of the shares having voting rights among the total number of shares outstanding shall be present, and resolution shall be adopted by a majority of the votes of shareholders present. 3. No cumulative voting shall be used for a resolution to elect the Directors. From Article 17 to Article 25 (Omitted)	**Chapter 4 Directors and Board of Directors** (Number of Directors and Their Election) Article 15 1. (As for the present Article 16-1) 2. For the election of Directors, the shareholders holding one-third (1/3) or more of the shares of the total number of voting rights shall be present, and resolution shall be adopted by a majority of the votes of shareholders present. 3. (As for the present Articles 16-3) From Article 16 to Article 24 (As for the present Article 17 to Article 24)
Chapter 5 Auditors and the Board of Auditors (Number of Auditors and Their Election) Article 26 1. The number of Auditors shall not exceed five (5). All Auditors shall be elected at the General Meeting of Shareholders.	**Chapter 5 Auditors and the Board of Auditors** (Number of Auditors and Their Election) Article 25 1. (As for the present Article 26-1)

(Translation Only)

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
2. For the election of Auditors, the shareholders representing at least one-third (1/3) of the shares having voting rights among the total number of shares outstanding shall be present, and resolution shall be adopted by a majority of the votes of shareholders present. Article 27 (Omitted) (Term of Office) Article 28 The term of office of Auditors shall expire at the close of the Ordinary General Meeting of Shareholders held for the last closing of accounts within three (3) years after their assumption of office. From Article 29 to Article 33 (Omitted)	2. For the election of Auditors, the shareholders holding one-third (1/3) or more of the shares of the total number of voting rights shall be present, and resolution shall be adopted by a majority of the votes of shareholders present. Article 26 (As for the present Article 27) (Term of Office) Article 27 The term of office of Auditors shall expire at the close of the Ordinary General Meeting of Shareholders held for the last closing of accounts within four (4) years after their assumption of office. From Article 28 to Article 32 (As for the present Article 29 to Article 33)
Chapter 6 Accounting Article 34 (Omitted) (Dividends) Article 35 Dividends shall be paid to those shareholders or registered pledgees noted in the shareholders' list as of the closing date of each accounting term. (Interim Dividends) Article 36 The Company may, by resolution of the Board of Directors, distribute money under Section 293-5 of the Commercial Code (called as "interim dividends") to those shareholders or registered pledgees noted in the final shareholders' list as of September 30 each year. Article 37 and Article 38 (Omitted)	**Chapter 6 Accounting** Article 33 (As for the present Article 34) (Dividends) Article 34 Dividends shall be paid to those shareholders or registered pledgees noted or recorded in the shareholders' list as of the closing date of each accounting term. (Interim Dividends) Article 35 The Company may, by resolution of the Board of Directors, distribute money under Section 293-5 of the Commercial Code (called as "interim dividends") to those shareholders or registered pledgees noted or recorded in the final shareholders' list as of September 30 each year. Article 36 and Article 37 (As for the present Article 37 to Article 38)

(Translation Only)

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
Newly established.	Supplementary Regulations Regarding the term of office for those auditors who are in office prior to the conclusion of the Ordinary General Shareholders' Meeting for the next fiscal year after May 1, 2002, "within four (4) years after their assumption of office" in Article 27 (Term of Office) shall be read as "within three (3) years after their assumption of office".

Note: At the Board of Directors meeting held on May 17, 2002, a resolution was passed to amend the number of shares per unit (tangen) from 1,000 shares to 100 shares on August 1, 2002. As a result, present Article 7.2 (amended Article 6.1) shall from August 1, 2002 be read as "The number of shares per unit (tangen) of the Company shall be one hundred shares."

Proposal 4 Approval of Proposed Merger Agreement between the Company and Yamaha Resort Corporation

1. Reason for Necessity to Merge and Merging Procedure

Based on the merger contract below concluded on May 17, 2002, Yamaha Corporation has reached an agreement on merger with Yamaha Resort Corporation to take place on October 1, 2002.

Ever since its beginning in 1962, the recreation business of Yamaha Group has proposed many positive ways to utilize leisure time connected with music, sports, etc. and purported to establish facilities to provide a rich natural environment and high-quality service. In 1990, business was transferred to our subsidiary, Yamaha Resort Corporation from Yamaha Corporation in order to develop efficiency by integrating management and resources. Yamaha Resort Corporation has put much effort into enriching services and facilities. And Yamaha Group opened "Kiroro Resort" in Hokkaido in 1991.

However, the effect of the decline in stock and land prices due to the collapse of the bubble economy shook the membership market, and led to a decline in unit price sales per customer alongside continuing economic deflation.

In such an economic situation, Yamaha Resort Corporation made effort to rationalize its management through reduction of fixed costs such as labor costs, etc. However, the depreciation of capital assets has become a burden, giving rise to a difficult situation in terms of profit-and-loss. As for funds, it is expected that there will be demands for return of membership deposits for those reaching expiration beginning this year, in addition to increased demand for deposit return together with the decline in the membership market. Returns of funds will undoubtedly exceed their own capacity for procurement. Furthermore, it will be difficult for Yamaha Resort Corporation to repay the existing loans on its own. It is also feared that further pressure may be put on profit-and-loss due to

future increases in interest.

On the other hand, management of each resort facility has been consigned to subsidiaries established by Yamaha Resort Corporation for each facility, and it is expected that an improvement in business results will be seen through further development in management efficiency and reinforcement of product strength.

Since the recreation business was started as a project of the Yamaha Group led by Yamaha Corporation, and members were recruited upon the credibility of the Yamaha Group, the decision was taken and agreement reached that it is necessary to merge Yamaha Resort Corporation with Yamaha Corporation and continue the recreation business in order to maintain credibility of the "Yamaha Brand" and continue future group business smoothly. Upon this merger, Yamaha Corporation will pursue a synergy effect with other projects, including its musical instrument business, aiming for enhanced sales in the recreation business, while also carrying out timely business selection and concentration to improve profits.

We ask our shareholders to accept and approve the above policy.

2. Details of Merger Contract

Merger Contract (Copy)

Yamaha Corporation (hereafter referred to as Party A) and Yamaha Resort Corporation (hereafter referred to as Party B) conclude the following contract in regard to their merger.

Article 1 – Method of Merger

Party A will merge with Party B and continue operations, while Party B will be disincorporated.

Article 2 – Date of Merger

The date of merger between Party A and Party B shall be October 1, 2002. However, if circumstance necessitate, this date may be altered upon agreement between Party A and Party B.

Article 3 – Stock Appropriation and Capital, etc.

1. As Party A holds all stocks of Party B, issuance of new stock and increase in capital will not result from the merger.
2. The entire profit from merger shall become part of the capital reserve of Party A.

Article 4 – General Shareholders' Meeting for Merger Approval

Party A and Party B shall each hold a general shareholders' meeting on June 26, 2002, to seek agreement to this contract and conclude matters necessary for its execution. However, in response to progress of the merger process, this date may

be altered upon agreement between Party A and Party B.

Article 5 – Succession of Company Assets

1. Based on the current balance sheet and other current calculations as of May 31, 2002 prepared Party B, Party B will cede its entire assets, liabilities, rights and duties to Party A on the date of merger as stipulated in Article 2, with allowance made for increases/decreases in said assets, liabilities, rights and duties.
2. Party B will attach a separate statement detailing any variance with regard to assets and liabilities which has occurred after May 31, 2002 and before the date of merger, and disclose this to Party A.

Article 6 – Obligation for Good Management

Party A and Party B shall continue to observe operational duties and manage the assets with good intention from the time this contract is concluded until the date of merger, and any act that may greatly influence the assets, rights and duties must be performed only upon agreement between Party A and Party B.

Article 7 – Profit Dividends

Party A may pay profit dividends to shareholders or registered pledgees whose names appear in the final register of shareholders' list (including beneficial owners' list) as of March 31, 2002, not exceeding the following value:

4 yen per share (total sum: 825, 908, 900 yen)

Article 8 – Treatment of Employees

Party A will continue to employ all employees of Party B as employees of Party A as of the date of merger. As for labor conditions, the length of service, salary, etc. in Party B shall be considered and deliberated upon.

Article 9 – Terms of Office for Party A Directors and Auditors Employed Prior to Merger

The terms of office for directors and auditors employed by Party A before the date of merger will be the same as they would be if no merger were to occur.

Article 10 – Severance Pay

Severance pay for directors and auditors of Party B who retire from their respective offices at the conclusion of this merger shall be discussed and determined between Party A and Party B in advance based on the regulations for severance pay provided for by Party B, and such decision shall be supplied by Party B upon approval at the general shareholders' meeting for merger approval as stipulated in Article 4, before the date of merger.

Article 11 – Merger Contract Alteration / Annulment

If there arises a significant variation of assets or operational status of Party A or Party B after conclusion of this contract and before the date of merger, or if some hidden major flaw is discovered, the conditions of merger may be altered or the contract cancelled upon agreement between Party A and Party B.

(Translation Only)

Article 12 – Items for Consultation

Any items necessary for merger besides those provided in this contract shall be determined upon consultation between Party A and Party B according to the intention of this contract.

Article 13 – Validity of Merger Contract

This contract shall become invalid in the event it is not approved by the general shareholders' meeting of Party A or Party B as stipulated in Article 4, or in the event it is not approved by the relevant public organs as stipulated by law.

Two copies of this document shall be prepared as proof of this contract. One copy each shall be held by both Party A and Party B.

May 17, 2002

Party A: Shuji Ito, President and Representative Director
Yamaha Corporation
10-1 Nakazawa-cho, Hamamatsu City, Shizuoka Prefecture

Party B: Izumi Takada, President and Representative Director
Yamaha Resort Corporation
10-1 Nakazawa-cho, Hamamatsu City, Shizuoka Prefecture

3. Profile of the company to be merged (as of May 31, 2002)

(1) Name of Company: Yamaha Resort Corporation
(2) Date of Establishment: June 2, 1990
(3) Head Office: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka, Japan

(Translation Only)

(4) Business Scope:	Management of Tourism, Accommodation, and Sports Facilities
(5) Number of Ordinary Shares:	600,000 shares
(6) Ordinary Shares Issued:	519,998.45 shares
(7) Capital:	¥19 billion
(8) Capital Share:	100% by the Company

4. Items relating to Article 408-2-1-2 of the Commercial Code regarding merger ratio

No new stock will be issued, as the subsidiary company is 100% owned by the parent company with which it is being merged.

5. Balance Sheet and Statement of Income of two companies merged, according to the Provisions of the Commercial Code Article 408-2-1-3 or Article 408-2-1-6

The Balance Sheet and the Statement of Income of the Company:

Outline of Balance Sheet (as of March 31, 2002)

(unit: million yen)

Assets		Liabilities	
Current Assets	94,992	Current liabilities	60,410
Fixed assets	200,868	Long-term liabilities	94,721
Tangible fixed assets	76,844	Total liabilities	155,131
Intangible fixed assets	191	Shareholders' equity	
Investment and other assets	123,832	Common stock	28,533
		Legal reserves	31,084
		Reserve for land revaluation	16,081
		Retained earnings	64,237
		Revaluation holding gains / losses on other securities	841
		Treasury stock, at cost	(49)
		Total shareholders' equity	140,730
Total assets	295,861	Total liabilities and shareholders' equity	295,861

Outline of Statement of Income (from April 1, 2001 through March 31, 2002)

(unit: million yen)

Net sales	316,742
Cost of sales	247,596
Selling, general and administrative expenses	63,509
Operating income	5,637
Non-operating income / expenses	893
Recurring profit	6,530
Extraordinary income / losses	(30,842)
Income tax and others	1,015
Net income	(25,328)
Retained earnings at the beginning of period	4,810
Interim dividends	826
Retained earnings at the end of period	(21,344)

(Translation Only)

The Balance Sheet and the Statement of Income as of March 31, 2002 and the Balance Sheet as of May 31, 2002 of Yamaha Resort Corporation:

Outline of Balance Sheet (as of March 31, 2002)

(unit: million yen)

Assets		Liabilities	
Current Assets	2,250	Current liabilities	24,963
Fixed Assets	48,945	Long-term liabilities	38,661
Tangible fixed assets	48,285	Total liabilities	63,625
Intangible fixed assets	66	Shareholders' equity	
Investment and other assets	594	Common stock	12,000
		Reserve for land revaluation	(13,127)
		Retained earnings	(11,301)
		Total shareholders' equity	(12,429)
Total assets	51,196	Total liabilities and shareholders' equity	51,196

Outline of Statement of Income (from April 1, 2001 through March 31, 2002)

(unit: million yen)

Net Sales	18,979
Cost of sales	5,003
Selling, general and administrative expenses	15,807
Operating income	(1,831)
Non-operating income / expenses	(190)
Recurring profit	(2,022)
Extraordinary income / losses	(848)
Income tax and others	26
Net income	(2,897)
Retained earnings at the beginning of period	(8,403)
Retained earnings at the end of period	(11,301)

(Translation Only)

Outline of Balance Sheet (as of May 31, 2002)

(unit: million yen)

Assets		Liabilities	
Current Assets	12,951	Current liabilities	21,288
Fixed Assets	47,845	Long-term liabilities	38,204
Tangible fixed assets	46,136	Total liabilities	59,493
Intangible fixed assets	42	Shareholders' equity	
Investment and other assets	1,665	Common stock	19,000
		Capital reserve	7,000
		Reserve for land revaluation	(13,127)
		Retained earnings	(11,568)
		Total shareholders' equity	1,303
Total assets	60,796	Total liabilities and shareholders' equity	60,796

(Translation Only)

Proposal 5 – Election of Five Directors

Five Directors, Shuji Ito, Katsuhiko Kishida, Yoshihiro Umeda, Hirokazu Kato, and Tsuneo Kuroe will complete their respective terms of office at the conclusion of this meeting. Accordingly, we shall propose to elect five directors.

The table below lists the nominees for those positions

	Name (Date of Birth)	Brief personal history; Representative position held at other companies		No. of company shares held
1	Shuji Ito (November 1, 1942)	April 1965: July 1984: June 1988: July 1993: June 1997: April 2000:	Entered the Company Director and President of Yamaha Kemble Music Director Managing Director Senior Managing Director and Representative Director President and Representative Director (to present)	27,388
2	Katsuhiko Kishida (November 19, 1941)	April 1966: April 1992: June 1994: June 1998: April 2000:	Enters the Company General Manager of Piano Division Director Managing Director Senior Managing Director (to present)	20,189
3	Yoshihiro Umeda (Feberuary 27, 1943)	April 1966: April 1992: June 1996: April 2001:	Entered the Company General Manager of Production Engineering Division Director (to present) Head of Car Parts Division, Purchasing and Logistics Division, Environmental Management Division, Quality Assurance Division, Production Engineering Division (to present)	5,000
4	Hirokazu Kato (March 8, 1944)	April 1966: March 1996: June 1998: April 1999:	Entered the Company Manager of Electronics Development Center Director (to present) General Manager of Semiconductor Division (to present)	3,000
5	Tsuneo Kuroe (February 2, 1946)	April 1968: July 1999: June 2000:	Entered the Company General Manager of Corporate Planning Division (to present) Director (to present)	6,000

Note: The nominees for directors have no special interests with the Company.

Exhibit 5

平成14年６月４日

株　主　各　位

静岡県浜松市中沢町10番１号
ヤマハ株式会社
代表取締役社長　伊　藤　修　二

第178期定時株主総会招集ご通知

拝啓　ますますご清栄のこととお慶び申しあげます。

さて、当社第178期定時株主総会を下記の通り開催いたしますので、ご出席くださいますようご通知申しあげます。

なお、当日ご出席願えない場合は、書面によって議決権を行使することができますので、お手数ながら後記の「議決権の行使についての参考書類」をご検討いただき、同封の議決権行使書用紙に賛否をご表示、ご押印のうえ、平成14年６月25日までに当社に到着するようご返送いただきたくお願い申しあげます。

敬　具

記

１．日　　時　**平成14年６月26日（水曜日）午前10時**

２．場　　所　**浜松市中沢町10番１号　当社18号館１階**

３．会議の目的事項

報告事項　平成14年３月31日現在の貸借対照表ならびに第178期（平成13年４月１日から平成14年３月31日まで）営業報告書および損益計算書の内容報告の件

決議事項

第１号議案　第178期利益処分案承認の件

第２号議案　自己株式取得の件
議案の要領は、後記の「議決権の行使についての参考書類」（18頁）に記載の通りであります。

第３号議案　定款一部変更の件
議案の要領は、後記の「議決権の行使についての参考書類」（18頁から21頁まで）に記載の通りであります。

第４号議案　当社とヤマハリゾート株式会社との合併契約書承認の件
議案の要領は、後記の「議決権の行使についての参考書類」（22頁から29頁まで）に記載の通りであります。

第５号議案　取締役５名選任の件

以　上

（お願い）　当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。

（添付書類）

営業報告書

（平成13年4月1日から
平成14年3月31日まで）

Ⅰ　営業の概況

(1)　営業の経過および成果

①　全般的状況

当期におけるわが国経済は、住宅投資、個人消費の低迷が長期化し、期中を通じて民間設備投資が減少するなど、景気の回復がないまま推移しました。海外では、世界的な景気の減速傾向が米国同時多発テロ事件を機に一層顕著なものとなりましたが、期末にかけて米国とアジアの一部で持ち直しの気配がみられました。

このような状況の中で当社は、技術開発力の強化、生産効率の向上、内外販売拠点の整備・充実およびスタッフ業務改革、基幹情報システムの再構築を着実に進めてまいりました。また、魅力的な商品づくりに取り組み、新商品を市場に投入し、需要の喚起を図るとともに着信メロディー配信サービスをはじめとするコンテンツ、ソフト事業の拡大に努めました。

しかしながら、販売の状況につきましては、楽器部門が長引く国内市場の低迷から売上げ減少となったほか、オーディオおよび情報通信機器部門もＩＴ関連商品の不調から売上げ減少となるなど、総じて低調に推移しました。

以上の結果、売上高は3,167億42百万円（前期比8.5％減少）となりました。このうち、国内売上高は1,655億87百万円（前期比6.3％減少）、輸出売上高は1,511億54百万円（前期比10.8％減少）となりました。

損益につきましては、減収により粗利益が減少したことに加え、生産量の調整をしたことに伴い製造損益が悪化したことから、経常利益は65億30百万円（前期比51.0％減少）となりました。また、投資有価証券評価損および子会社の土地再評価等の影響で損失が拡大したことから、当期損失は253億28百万円（前期は当期利益96億85百万円）となりました。

② 部門別状況

〔楽器部門〕

ピアノにつきましては、国内で天然木目生地のアップライトピアノが好評を博しましたが、景気不透明感から高額品が敬遠され、輸出も欧州では堅調に推移したものの北米での現地在庫の調整が影響し、内外ともに売上げ減少となりました。電子楽器につきましては、全体的に低調に推移する中で、シンセサイザー「ＭＯＴＩＦ（モティーフ）」シリーズが北米を中心に伸長しました。管・弦・打他楽器は、サイレントバイオリン、サイレントギター、高級トランペット「ＸＥＮＯ（ゼノ）」シリーズが本数を伸ばしたことなどから、売上げは堅調に推移しました。

以上により、当部門の売上高は1,607億26百万円（前期比4.2％減少）となりました。

〔オーディオおよび情報通信機器部門〕

オーディオにつきましては、ＤＶＤの普及を背景としたホームシアター市場が拡大する中で、ホームシアターシステムのラインアップの充実を図り、順調に売上げを伸ばしました。また、ＤＬＰ(※1)プロジェクター「ＤＰＸ－１」を発売し、映像事業に参入しました。その高画質・静音設計は高い評価を得て、欧州の「ＥＩＳＡ(※2)」の“ビデオプロジェクター・オブ・ザ・イヤー2001／2002”賞を受賞しました。

情報通信機器につきましては、ＣＤ－Ｒ／ＲＷドライブの低価格化とＰＣ標準搭載化やＩＳＤＮルーターの市場縮退などの影響により売上げは減少となりました。

以上により、当部門の売上高は735億64百万円（前期比18.7％減少）となりました。

※１　ＤＬＰ：米国テキサスインスツルメント社の商標

※２　ＥＩＳＡ（European Imaging and Sound Association）：欧州20カ国の著名なオーディオ・ビジュアル誌で組織される協会

〔電子機器部門〕

半導体につきましては、16和音、音声再生機能の加わった携帯電話用音源ＬＳＩが、着信メロディー用として定着したことから続伸しましたが、ＴＶゲーム用、ＰＣオーディオ用、通信用などいずれも低迷し、売上げ減少となりました。

以上により、当部門の売上高は247億86百万円（前期比11.9％減少）となりました。

〔部品その他部門〕

ゴルフ用品は市況低迷と低価格化から振るわず、自動車用内装部品も売上げ減少となったことから、当部門の売上高は129億81百万円（前期比24.3％減少）となりました。

なお、平成14年1月25日開催の取締役会においてアーチェリー事業から撤退することを決定いたしました。

〔教室収入他部門〕

音楽教室収入は、大人向けの教室が引き続き好評でしたが、少子化の進行などにより児童生徒数が減少したことから売上げ減少となりました。

英語教室収入は、世の中の英語への関心の高まりから特に幼児コースを中心に生徒数が伸び、順調に推移しました。

コンテンツ配信収入は、携帯電話着信メロディー配信サービス内容の強化と販促活動の積極展開により利用者数が拡大したことから大幅に伸長しました。また、海外での展開にも取組み、アジアに続いて欧州各国でも配信サービスを開始しました。

以上により、当部門の売上高は446億83百万円（前期比4.9％増加）となりました。

部門別売上高は次の通りであります。

部門	売上高	前期比増減率	構成比率
楽器	百万円 160,726	% △ 4.2	% 50.8
オーディオおよび情報通信機器	73,564	△18.7	23.2
電子機器	24,786	△11.9	7.8
部品その他	12,981	△24.3	4.1
教室収入他	44,683	4.9	14.1
合計	316,742	△ 8.5	100.0

（注）輸出売上げは、楽器が980億20百万円、オーディオおよび情報通信機器が515億43百万円、電子機器が4億7百万円、部品その他が11億82百万円であります。

(2) 設備投資および資金調達の状況

設備投資の状況につきましては、新商品開発、研究、合理化投資を中心に61億67百万円（前期比28.8％増加）の投資を行いました。

資金調達の状況につきましては、特に記載すべき事項はありません。

(3) 会社が対処すべき課題

当社は、中期経営計画「感動創生21」における成長の基本施策である「メディア総合戦略」を掲げ、音、音楽の領域に経営資源を集中し、ハード、ソフト、コンテンツの総合力によるシナジーを原動力とした成長を目指す中で、「成長へのチャレンジ」、「グループ連結経営」、「企業価値の増大・ブランドを輝かす」を実現すべく、次の課題に取り組んでまいります。

①楽器事業では、商品力の強化とタイムリーな市場投入により、国内市場の活力回復と海外市場、特に成長著しい中国、韓国市場の開拓を進めてまいります。また、「大人のための音楽教室」を拡大し、新たな楽器需要の開拓に努めます。

②オーディオおよび情報通信機器事業では、プロジェクターなど映像関連商品を加えた「ホームシアターNo.1戦略」の推進による収益力堅持と情報通信機器事業の新たなビジネスモデルの構築に努めます。

③電子機器事業では、モバイル音源の拡大と収益力の確保、アミューズメント市場でのシェア拡大に努めます。

④コンテンツ事業では、着信メロディー配信サービスのグローバル展開をさらに進めてまいります。

⑤中国統括会社の設立など海外成長市場への積極投資ならびに欧州統括会社の設立および国際的なソフトウェア開発体制の確立などグローバルな開発・生産・販売体制の強化・効率化を推進してまいります。

⑥レクリェーション事業では運営子会社化による改善効果の実現、リビング事業では商品のしぼり込みによるシェアアップ、電子金属事業では商品力の強化による収益の改善に注力してまいります。

⑦グループを挙げて、基幹情報システムの再構築、ＩＴ・デジタル化に対応した特許戦略・特許取得強化、内部資金・事業インフラの効果的な運用、効率的な物流体制の確立、遵法経営の徹底、地球環境対応、安全衛生管理の徹底に努めます。

当社の経営を取り巻く環境はますます厳しいものが予想されますが、ブランドスローガン「感動を・ともに・創る」のもとに、ヤマハグループ一丸となって収益力の向上および業務の合理化・効率化に努め、株主の皆様のご期待に応えていく所存であります。

株主の皆様におかれましては、今後とも一層のご支援・ご鞭撻を賜りますようお願い申しあげます。

(4) 営業成績および財産の状況の推移

期 区　分	第 175 期	第 176 期	第177期	第178期
	平成10年4月1日から 平成11年3月31日まで	平成11年4月1日から 平成12年3月31日まで	平成12年4月1日から 平成13年3月31日まで	平成13年4月1日から 平成14年3月31日まで
売 上 高(百万円)	391,951	369,129	346,175	316,742
経常利益(百万円)	△12,586	△ 7,388	13,338	6,530
当期利益(百万円)	△13,711	△36,798	9,685	△25,328
1株当たり当期利益	△66円 39銭	△178円 18銭	46円 90銭	△122円 65銭
総 資 産(百万円)	307,595	307,476	298,578	295,861
純 資 産(百万円)	148,835	142,389	150,836	140,730

(注)1. 第175期は、固定費負担の大きな電子機器部門の売上げ減少の影響により、経常損失、当期損失を計上しました。

2. 第176期は、売上高減少と為替の影響などにより、経常損失を計上し、さらに特別早期退職優遇制度などの退職割増金の支払い、薄膜磁気ヘッド事業からの撤退に要した費用など事業構造改革に伴う特別損失に加え、退職年金の過去勤務費用を一括償却するための特別損失を計上したことにより当期損失が拡大しました。

3. 第177期は、薄膜磁気ヘッド事業からの撤退、全社を挙げての業務の効率化、経営の合理化に努めたことから、経常利益、当期利益ともに黒字回復しました。

4. 1株当たり当期利益は、期中平均発行済株式数に基づき算出しております。なお、第178期より当期利益算出の母数から期中平均自己株式数を除外しております。

Ⅱ 会社の概況

（以下の説明は、特に記載のない限り平成14年３月31日現在の状況であります。）

(1) 主要な事業内容

当社の主要な事業内容は、下記商品の製造および販売等であります。

部門	主要商品等
楽器	ピアノ、電子楽器、管楽器、弦楽器、打楽器、教育楽器、音響機器、防音室等
オーディオおよび情報通信機器	ホームシアター機器、コンポーネントステレオ、システムステレオ、カラオケ機器、ＣＤレコーダー、ルーター等
電子機器	半導体等
部品その他	ゴルフ・アーチェリーの用具、自動車用内装部品、各種パーツ等
教室収入他	音楽教室、英語教室、コンテンツ配信、調律等の営業等

(2) 主要な営業所および工場

① 本　社　静岡県浜松市中沢町10番１号

② 営業所　東日本事業所管理センター（東京都）
西日本事業所管理センター（大阪府）
東京事業所　大阪事業所　名古屋事業所　九州事業所（福岡県）
北海道事業所　仙台事業所

③ 工　場　本社工場　天竜工場　磐田工場　掛川工場　豊岡工場
（以上静岡県）埼玉工場

(3) 株式の状況

① 会社が発行する株式の総数　700,000,000株

② 発行済株式総数　206,523,263株

（当期における転換社債の転換はありませんでした。）

③ 株　　主　　数　13,581名

④ 大　　株　　主

株　主　名	大株主の当社への出資状況		当社の大株主への出資状況	
	持　株　数	持株比率	持　株　数	持株比率
ノーザントラストカンパニー（エイブイエフシー）サブアカウントアメリカンクライアント	13,668,000株	6.62%	0株	0%
株式会社第一勧業銀行	9,906,404	4.80	0	0
株式会社三井住友銀行	9,906,404	4.80	8,908,020	0.16
三井住友海上火災保険株式会社	9,269,925	4.49	4,514,655	0.31
株式会社富士銀行	8,707,404	4.22	0	0
株式会社静岡銀行	8,349,855	4.04	3,486,678	0.46
日本トラスティ・サービス信託銀行株式会社（信託口）	8,252,000	4.00	0	0
ステートストリートバンクアンドトラストカンパニー	8,183,084	3.96	0	0
住友生命保険相互会社	7,300,000	3.53	0	0
日本生命保険相互会社	7,205,652	3.49	0	0

（注）1．当社は、株式会社第一勧業銀行および株式会社富士銀行の持株会社である株式会社みずほホールディングスの株式13,180.08株（0.14％）を所有しております。株式会社第一勧業銀行および株式会社富士銀行は、株式会社日本興業銀行とともに会社分割・合併を行い、平成14年4月1日をもって、株式会社みずほコーポレート銀行および株式会社みずほ銀行となりました。

2．上記株主への出資状況の記載にあたっては、当該株主が議決権のない優先株式を発行している場合には、これを除いて算出しております。

⑤ 自己株式の取得、処分等および保有

1．取得株式

単元未満株式の買取による取得（4月～9月は単位未満株式）

普通株式　81,902株

取得価額の総額　88百万円

2．処分株式

普通株式　41,000株

処分価額の総額　50百万円

3．決算期における保有株式

普通株式　46,038株

⑥ 決算期後の決定事項

平成14年5月17日開催の取締役会において、平成14年8月1日より1単元の株式の数を1,000株から100株に引き下げることを決議いたしました。

(4) 従業員の状況

従業員数	前期末比増減	平均年齢	平均勤続年数
6,251名	△ 143名	44才 8月	23年 7月

(5) 重要な子会社の状況その他の重要な企業結合の状況

① 重要な子会社の状況

会社名	資本金	持株比率	主要な事業内容
ヤマハ コーポレーション オブ アメリカ	千米ドル 50,000	% 100.0	楽器の輸入および販売
ヤマハ ヨーロッパ	千ユーロ 20,452	100.0	楽器の輸入および販売
ヤマハ ケンブル ミュージック	千英ポンド 25	87.5	楽器の輸入および販売
ヤマハ カナダ ミュージック	千カナダドル 2,500	100.0	楽器の輸入および販売
天津ヤマハ電子楽器有限公司	千中国元 76,800	60.0	楽器の製造および販売
ヤマハ エレクトロニクス マニュファクチャリング マレーシア	千マレーシアリンギッド 31,000	100.0	オーディオおよび情報通信機器の製造および販売
ヤマハリビングテック株式会社	百万円 4,500	100.0	リビング用品の製造および販売
ヤマハ鹿児島セミコンダクタ株式会社	450	100.0	半導体の製造
ヤマハメタニクス株式会社	2,500	100.0	磁性材料・特殊合金の製造および販売
ヤマハリゾート株式会社	12,000	99.9	観光施設、宿泊施設およびスポーツ施設等の経営
株式会社キロロ開発公社	8,000	94.3	スキー場、スポーツ施設および宿泊施設の経営

(注) 株式会社キロロ開発公社の持株比率には、子会社による間接所有0.6%が含まれています。

② その他の重要な企業結合の状況

会社名	資本金	持株比率	主要な事業内容
ヤマハ発動機株式会社	百万円 23,197	% 28.1	二輪車・ボート等の製造および販売
株式会社コルグ	480	29.2	楽器の製造および販売

(注) ヤマハ発動機株式会社の持株比率には、子会社による間接所有0.2%が含まれています。

③ 企業結合の経過

ヤマハリゾート株式会社は、事業用土地の帳簿価額と時価の乖離を是正し、資産の適正な評価を行うために、土地の再評価を実施し、再評価差額金△131億27百万円を計上した結果、平成14年3月31日現在で124億29百万円の債務超過となりました。同社は、債務超過を解消するため当社に対し払込金額140億円の第三者割当増資を行った結果、平成14年5月8日に資本金が190億円（資本準備金70億円）となりました。なお、当社は、平成14年5月7日までに他の株主全員から同社株式を無償で譲り受けたことにより、当社の同社に対する持株比率は100％となりました。

④ 企業結合の成果

連結対象子会社は、上記の重要な子会社11社を含む82社、持分法適用会社はヤマハ発動機株式会社および株式会社コルグ他の3社であります。当期の連結売上高は5,044億6百万円（前期比2.8％減少）、連結当期損失は102億74百万円（前期は連結当期利益133億20百万円）となりました。

(6) 主要な借入先

借入先	借入金残高	借入先が所有する当社の株式数
株式会社第一勧業銀行	1,600 百万円	9,906,404 株
株式会社富士銀行	1,600	8,707,404
株式会社静岡銀行	1,600	8,349,855
株式会社三井住友銀行	800	9,906,404

(注) 株式会社第一勧業銀行および株式会社富士銀行は、株式会社日本興業銀行とともに会社分割・合併を行い、平成14年4月1日をもって、株式会社みずほコーポレート銀行となりました。

(7) 取締役および監査役の氏名、会社における地位および担当または主な職業

地位	担当	氏名
代表取締役社長		伊藤修二
専務取締役		岸田勝彦
常務取締役	(ＡＶ・ＩＴ事業本部長)	前嶋邦啓
常務取締役	(事業開発本部長)	和智正忠
常務取締役	(楽器事業本部長)	江川宣之
取締役	(カーパーツ事業部、購買・物流部、環境管理部、品質保証部、生産技術部担当)	梅田吉弘
取締役	(総務部長)	花本眞也
取締役	(半導体事業部長)	加藤博万
取締役	(経営企画室長)	黒江常夫
常勤監査役		太田直幹
常勤監査役		堀越美知夫
監査役		鈴木重文
監査役		中村公之

(注) 1．当期中の取締役・監査役の異動
① 監査役堀越美知夫は、平成13年６月27日開催の第177期定時株主総会において、新たに選任され同総会終結の時をもって就任いたしました。
② 監査役茶谷尚武は、平成13年６月27日開催の第177期定時株主総会終結の時をもって退任いたしました。
③ 監査役堀越美知夫は、監査役の互選により平成13年６月27日付けで常勤監査役に選任され就任いたしました。
2．常勤監査役太田直幹および監査役中村公之の両名は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

貸借対照表

(平成14年3月31日現在)

(単位 百万円)

資産の部		負債の部	
Ⅰ 流動資産	**94,992**	**Ⅰ 流動負債**	**60,410**
現金及び預金	22,417	支払手形	1,160
受取手形	6,884	買掛金	21,478
売掛金	29,094	短期借入金	1,036
有価証券	45	未払金	3,693
製品及び商品	17,985	未払法人税等	100
原材料	2,320	未払費用	17,330
仕掛品	7,805	前受金	342
繰延税金資産	7,333	預り金	1,029
その他流動資産	2,346	アフターサービス費引当金	73
貸倒引当金	△1,242	製品保証引当金	985
		子会社支援引当金	12,429
		延払未実現利益	653
		その他流動負債	98
Ⅱ 固定資産	**200,868**	**Ⅱ 固定負債**	**94,721**
有形固定資産	**76,844**	転換社債	24,317
建物及び構築物	14,754	長期借入金	6,220
機械及び装置	7,614	再評価に係る繰延税金負債	11,115
車輌運搬具	44	退職給付引当金	51,455
工具器具備品	5,019	役員退職慰労引当金	623
土地	48,940	預り保証金	988
建設仮勘定	471	**負債合計**	**155,131**
無形固定資産	**191**	**資本の部**	
借地権	100	**Ⅰ 資本金**	**28,533**
施設利用権	90	**Ⅱ 法定準備金**	**31,084**
投資等	**123,832**	資本準備金	26,924
投資有価証券	34,749	利益準備金	4,159
子会社株式	50,557	**Ⅲ 再評価差額金**	**16,081**
子会社出資金	7,917	**Ⅳ 剰余金**	**64,237**
長期貸付金	2,414	特別償却準備金	29
差入保証金	2,931	圧縮記帳積立金	2,184
繰延税金資産	24,917	買替資産取得特別勘定積立金	858
その他投資等	1,172	別途積立金	82,510
貸倒引当金	△827	当期未処理損失	21,344
		(うち当期損失)	(25,328)
		Ⅴ 評価差額金	**841**
		Ⅵ 自己株式	**△49**
		資本合計	**140,730**
資産合計	**295,861**	**負債及び資本合計**	**295,861**

(注)　1．重要な会計方針

(1)　有価証券の評価基準及び評価方法

子会社関連会社株式………………………総平均法による原価法

その他有価証券　時価のあるもの………決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの………総平均法による原価法

(2)　棚卸資産の評価基準及び評価方法

製品・商品・原材料・仕掛品……………後入先出法による低価法（下記棚卸資産を除く。）

営業所の商品………………………………最終仕入原価法による低価法

(3)　有形固定資産の減価償却方法は定率法によっております。

(4)　退職給付引当金は、従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。
過去勤務債務につきましては、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。
数理計算上の差異につきましては、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理することとしております。

(5)　役員退職慰労引当金は、役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、当期末要支給額を計上しております。
尚、役員退職慰労引当金は、商法第287条の2に規定する引当金であります。

(6)　子会社支援引当金は、子会社が抱える欠損金を解消するための当社負担見込額を計上しており、当該子会社に対する債務保証に伴う損失見込額4,000百万円を含んでおります。
尚、子会社支援引当金は、商法第287条の2に規定する引当金であります。

(7)　延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。

(8)　消費税等の会計処理方法は税抜方式によっております。

2．有形固定資産の減価償却累計額　108,365百万円

3．土地の再評価に関する法律の一部を改正する法律（平成10年3月31日公布法律第34号）に基づき、事業用土地の再評価を行っております。

(1)　再評価実施日　平成14年3月31日

(2)　事業用土地の再評価前の帳簿価額　21,742百万円

(3)　事業用土地の再評価後の帳簿価額　48,940百万円

(4)　再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める「地方税法第341条第10号の土地課税台帳又は同条第11号の土地補充課税台帳に登録されている価格」により算定しております。

(5)　再評価差額金
再評価後の帳簿価額が再評価前の帳簿価額を27,197百万円上回っており、当該再評価差額に対し、「再評価に係る繰延税金負債」11,115百万円を固定負債に計上し、16,081百万円を「再評価差額金」として資本の部に計上しております。

4．資産の時価評価差額金に係る配当制限
貸借対照表の資本の部に計上されている評価差額金841百万円は、商法第290条第1項第6号の規定により、配当に充当することが制限されるものであります。

5．貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、コンピューター設備等があります。

6．子会社に対する金銭債権及び金銭債務

短期金銭債権	7,925百万円	長期金銭債権	701百万円
短期金銭債務	9,057百万円	長期金銭債務	1百万円

7．重要な外貨建資産

投資有価証券	603百万円	(50,000千台湾ドル他)
子会社株式	30,949百万円	(278,420百万インドネシアルピア・52,050千米ドル他)
子会社出資金	7,917百万円	(244,348千中国元・20,451千ユーロ他)
その他投資等	125百万円	(1,067千独マルク他)

8．輸出受取手形割引高　5,075百万円

9．保証債務　1,566百万円

10．1株当たり当期損失　122円65銭

11．期末日満期手形は、手形交換日をもって決済処理しております。尚、当期末日は金融機関の休日であった為、期末日満期手形が以下の科目に含まれております。

受取手形　1,249百万円

支払手形　273百万円

12．当期から、その他有価証券のうち時価のあるものの評価の方法について、金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年1月22日））を適用しております。この評価の方法の変更により、その他の有価証券の評価差額金841百万円を資本の部に「評価差額金」として計上し、繰延税金負債（固定負債）581百万円は、繰延税金資産（固定資産）から控除しております。

13．「株式会社の貸借対照表、損益計算書、営業報告書及び附属明細書に関する規則の一部を改正する省令」（平成13年9月12日法務省令第66号）に基づいて、当期より、自己株式を資本の部の末尾に表示しております。

損益計算書

（平成13年4月1日から
平成14年3月31日まで）

（単位 百万円）

経常損益の部

科目		金額
Ⅰ 営業損益の部		
1. 売上高		316,742
2. 売上原価		247,821
売上総利益		68,920
3. 延払未実現利益		226
合計売上総利益		69,146
4. 販売費及び一般管理費		63,509
営業利益		**5,637**
Ⅱ 営業外損益の部		
1. 営業外収益		
受取利息	84	
受取配当金	1,587	
その他	455	2,127
2. 営業外費用		
支払利息	595	
その他	639	1,234
経常利益		**6,530**

特別損益の部

科目		金額
Ⅰ 特別利益		
1. 固定資産処分益	33	
2. 諸引当金戻入額	573	
3. 投資有価証券売却益	3,648	4,255
Ⅱ 特別損失		
1. 固定資産処分損	1,301	
2. 投資有価証券評価損	14,784	
3. 子会社株式評価損	6,555	
4. 投資有価証券売却損	27	
5. 子会社支援引当金繰入額	12,429	35,097
税引前当期損失		24,312
法人税、住民税及び事業税		100
法人税等調整額		915
当期損失		**25,328**
前期繰越利益		4,810
中間配当額		826
当期未処理損失		21,344

（注）子会社との取引高

売上高	162,324百万円
仕入高	84,272百万円
営業取引以外の取引高	4,887百万円

利　益　処　分　案

	円
当期未処理損失	21,344,141,250
特別償却準備金取崩高	8,000,000
圧縮記帳積立金取崩高	254,000,000
買換資産取得特別勘定積立金取崩高	858,000,000
別途積立金取崩高	26,000,000,000
合　　計	5,775,858,750

これを次の通り処分する。

利益配当金（1株につき4円）	825,908,900
圧縮記帳積立金	392,000,000
次期繰越利益	4,557,949,850

(注) 平成13年12月11日に、826,084,172円（1株につき4円）の中間配当を実施しました。

会計監査人の監査報告書 謄本

監　査　報　告　書

平成14年５月13日

ヤマハ株式会社
代表取締役社長　伊藤修二　殿

新日本監査法人

代表社員 関与社員　公認会計士　木下邦彦　㊞
代表社員 関与社員　公認会計士　松本壽夫　㊞
代表社員 関与社員　公認会計士　河西秀治　㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条の規定に基づき、ヤマハ株式会社の平成13年４月１日から平成14年３月31日までの第178期営業年度の貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。なお、この監査手続は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1)　貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。

(2)　営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。

(3)　利益処分案は、法令及び定款に適合しているものと認める。

(4)　附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告書 謄本

監 査 報 告 書

当監査役会は、平成13年4月1日から平成14年3月31日までの第178期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、取締役会及びその他の重要な会議に出席するほか、取締役等から営業の報告を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査し、また、会計監査人から監査に関する報告及び説明を受け、計算書類及び附属明細書につき検討を加えました。子会社に対しても営業の報告を求め、必要に応じて子会社に赴き、業務及び財産の状況を調査しました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等に報告を求め、当該取引の状況を詳細に調査いたしました。

2．監査の結果

(1) 会計監査人である新日本監査法人の監査の方法及び結果は相当であると認めます。

(2) 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(3) 利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4) 附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5) 取締役の職務遂行に関しては、子会社に関する職務を含め、不正の行為又は法令若しくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても取締役の義務違反は認められません。

平成14年5月16日

ヤマハ株式会社　監査役会

常勤監査役　太田直幹 ㊞

常勤監査役　堀越美知夫 ㊞

監査役　鈴木重文 ㊞

監査役　中村公之 ㊞

(注) 常勤監査役太田直幹及び監査役中村公之は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

以　上

議決権の行使についての参考書類

1．総株主の議決権の数

202,776個

2．議案および参考事項

第１号議案　第178期利益処分案承認の件

議案の内容は、株主総会招集ご通知の添付書類15頁に記載の通りであります。

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り、安定的な配当を実施することを基本方針としております。当期末の利益配当金につきましては、１株につき４円（先に実施いたしました中間配当と合わせて年８円）とさせていただきたいと存じます。

第２号議案　自己株式取得の件

機動的な資本政策を遂行することが可能となるように、商法第210条の規定に基づき、本総会終結の時から次期定時株主総会終結の時までに、当社普通株式2,000万株、取得価額の総額300億円を限度として、取得することにつきご承認をお願いするものであります。

第３号議案　定款一部変更の件

１．議案の要領および変更の理由

(1)　平成13年10月１日に、「商法等の一部を改正する等の法律」（平成13年法律第79号）が施行され、「額面株式の廃止」、「単元株制度の創設」などの改正が行われました。従来の「１単位の株式数」を「１単元の株式数」に変更、額面株式の規定の削除、取締役・監査役の選任決議における定足数の規定の変更を行うとともに、「株式の消却の手続に関する商法の特例に関する法律」が廃止されたことに伴い所要の変更を行おうとするものであります。

(2)　平成14年４月１日に、「商法等の一部を改正する法律」（平成13年法律第128号）が施行され、新株予約権制度が創設されたほか、株主名簿等の記載につき電磁的方法による記録に関する法整備等が行われたことに伴い所要の変更を行おうとするものであります。

(3)　平成14年５月１日に、「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」（平成13年法律第149号）が施行されたことに伴い監査役の任期を４年に延長するものであります。

(4)　現行定款第６条の削除により、現行定款７条乃至第38条を第６条乃至第37条に繰り上げようとするものであります。

2．変更の内容

（下線部が変更箇所）

現行定款	変更案
第2章　株　式	第2章　株　式
（株式の消却） 第6条　当会社は、取締役会の決議をもって、2000万株を限度として、平成10年6月27日以降、利益による株式消却のために当会社の株式を取得することができる。	－削除－
（1株の金額及び1単位の株式の数） 第7条　当会社の発行する額面株式の1株の金額は、50円とする。 2　当会社の1単位の株式の数は、1,000株とする。	（1単元の株式数及び単元未満株券の不発行） 第6条　当会社の1単元の株式の数は、1,000株とする。（注） 2　当会社は、1単元の株式の数に満たない株式（以下単元未満株式という。）に係わる株券を発行しない。但し、株式取扱規則に定めるところについてはこの限りでない。
（株式取扱規則） 第8条　当会社の株券の種類並びに株式の名義書換、質権の登録、信託財産の表示、株券の不所持、株主（実質株主を含む。以下同じ。）としての諸届、国外株主の国内住所等の届出、株券の再発行、単位未満株式の買取りその他株式に関する取扱い及びその手数料は、取締役会で定める株式取扱規則による。	（株式取扱規則） 第7条　当会社の株券の種類並びに株式の名義書換、質権の登録、信託財産の表示、株券の不所持、株主（実質株主を含む。以下同じ。）としての諸届、国外株主の国内住所等の届出、株券の再発行、単元未満株式の買取りその他株式に関する取扱い及びその手数料並びに電磁的方法による株主権行使等の取扱いについては、取締役会で定める株式取扱規則による。
（名義書換代理人） 第9条　当会社は、株式につき名義書換代理人を置く。 2　名義書換代理人及びその事務取扱場所は、取締役会の決議によって定め、これを公告する。 3　当会社の株主名簿及び実質株主名簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録及び信託財産の表示又はこれらの抹消、株券の再発行、単位未満株式の買取り、届出の受理等株式に関する事務は、名義書換代理人に取扱わせ、当会社においては取扱わない。	（名義書換代理人） 第8条　－現行第9条第1項の通り－ 2　－現行第9条第2項の通り－ 3　当会社の株主名簿及び実質株主名簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録及び信託財産の表示又はこれらの抹消、株券の再発行、単元未満株式の買取り、届出の受理等株式に関する事務は、名義書換代理人に取扱わせ、当会社においては取扱わない。
（基準日） 第10条　当会社は、毎年3月31日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に記載された議決権を有する株主をもって、その決算期に関する定時株主総会において権利を行使すべき株主とする。	（基準日） 第9条　当会社は、毎年3月31日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に記載又は記録された議決権を有する株主をもって、その決算期に関する定時株主総会において権利を行使すべき株主とする。

（下線部が変更箇所）

現行定款	変更案
2　前項のほか必要があるときは、予め公告して基準日を定めることができる。	2　－現行第10条第2項の通り－
第3章　株主総会	第3章　株主総会
第11条～第12条　－省略－	第10条～第11条　－現行通り－
（議決権の代理行使） 第13条　株主は、当会社の議決権を有する株主を代理人として、その議決権を行使することができる。この場合には、総会ごとに代理権を証する書面を当会社に提出することを要する。	（議決権の代理行使） 第12条　株主は、当会社の議決権を有する株主を代理人として、その議決権を行使することができる。この場合には、株主又は代理人は、総会ごとに代理権を証する書面を当会社に提出することを要する。
第14条～第15条　－省略－	第13条～第14条　－現行通り－
第4章　取締役及び取締役会	第4章　取締役及び取締役会
（取締役の数及び選任方法） 第16条　当会社の取締役は30名以内とし、株主総会において選任する。 2　取締役の選任の決議は、発行済株式総数のうち議決権のある株式数の3分の1以上に当る株式を有する株主が出席し、その議決権の過半数をもって決する。 3　取締役の選任決議は累積投票によらない。	（取締役の数及び選任方法） 第15条　－現行第16条第1項の通り－ 2　取締役の選任の決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって決する。 3　－現行第16条第3項の通り－
第17条～第25条　－省略－	第16条～第24条　－現行通り－
第5章　監査役及び監査役会	第5章　監査役及び監査役会
（監査役の数及び選任方法） 第26条　当会社の監査役は5名以内とし、株主総会において選任する。 2　監査役の選任の決議は、発行済株式総数のうち議決権のある株式数の3分の1以上に当る株式を有する株主が出席し、その議決権の過半数をもって決する。	（監査役の数及び選任方法） 第25条　－現行第26条第1項の通り－ 2　監査役の選任の決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって決する。
第27条　－省略－	第26条　－現行通り－
（任期） 第28条　監査役の任期は、その就任後3年内の最終の決算期に関する定時株主総会終結の時までとする。	（任期） 第27条　監査役の任期は、その就任後4年内の最終の決算期に関する定時株主総会終結の時までとする。
第29条～第33条　－省略－	第28条～第32条　－現行通り－

（下線部が変更箇所）

現　行　定　款	変　更　案
第６章　計　　算	第６章　計　　算
第34条　－省略－	第33条　－現行通り－
（利益配当金） 第35条　利益配当金は、決算期の最終の株主名簿に記載された株主又は登録質権者に支払う。	（利益配当金） 第34条　利益配当金は、決算期の最終の株主名簿に記載又は記録された株主又は登録質権者に支払う。
（中間配当） 第36条　当会社は、取締役会の決議により、毎年９月30日の最終の株主名簿に記載された株主又は登録質権者に対し、商法第293条ノ５の規定による金銭の分配（以下中間配当という）をすることができる。	（中間配当） 第35条　当会社は、取締役会の決議により、毎年９月30日の最終の株主名簿に記載又は記録された株主又は登録質権者に対し、商法第293条ノ５の規定による金銭の分配（以下中間配当という）をすることができる。
第37条～第38条　－省略－	第36条～第37条　－現行通り－
－新設－	附則 平成14年５月１日後最初の決算期に関する定時株主総会の終結前に在任する監査役の任期については、本定款第27条(任期)中「就任後４年内」とあるを「就任後３年内」と読みかえるものとする。

（注）平成14年５月17日開催の取締役会において、平成14年８月１日をもって１単元の株式の数を1,000株から100株に変更することを決議しておりますので、現行定款第７条第２項（変更案第６条第１項）の規定は、平成14年８月１日をもって「当会社の１単元の株式の数は、100株とする。」となります。

第4号議案　当社とヤマハリゾート株式会社との合併契約書承認の件

1．合併を必要とする理由およびその要領

当社は、このほど後記の平成14年5月17日締結の合併契約書に基づき、平成14年10月1日を期して、ヤマハリゾート株式会社と合併を行うことで合意に達しました。

ヤマハグループのレクリエーション事業は、昭和37年の開始以来、音楽、スポーツ等と結びついた積極的な余暇の活用を提案し、豊かな自然環境と上質なサービスを提供する施設づくりを目指してまいりました。平成2年には運営と経営資源の一体化による経営の効率化を目的として当社から子会社ヤマハリゾート株式会社に事業を移管するとともに、平成3年には北海道に通年型リゾート「キロロリゾート」をオープンするなどサービスと施設の充実に努めてまいりました。

しかし、その後のバブル経済の崩壊による株価・地価の下落が会員権相場に波及するとともに、デフレ経済の拡大に伴い顧客1人当たりの売上単価の下落に見舞われました。

このような経済状況の中で、ヤマハリゾート株式会社は、人件費をはじめとする固定費の削減などを通して経営の合理化に努めてまいりましたが、固定資産の償却費が負担となり、損益面において厳しい状況が続いております。資金面においては、会員預託金について、会員権相場の下落に伴う返還請求の増加に加え、本年以降据置期限の到来する会員預託金の返還請求が予想されますが、その返還資金は自己調達力を超えることが確実となっております。また、既存の借入金についても、自力返済が困難なうえ、将来の金利上昇によりさらに損益を圧迫するおそれがあります。

一方、個々のリゾート施設につきましては、本年4月1日からヤマハリゾート株式会社が設立した施設別の運営子会社に運営委託しており、さらなる経営効率化と商品力の強化を通して業績改善を図ることが可能であると考えております。

レクリエーション事業は、当社をはじめとするヤマハグループの事業として開始し、会員募集もヤマハグループの信用により行われた経緯もあり、「ヤマハブランド」の信用を維持し今後のグループ事業を円滑に遂行するためには、当社がヤマハリゾート株式会社を吸収合併してレクリエーション事業を継続する必要があると判断し、合併することを決定いたしました。当社はこの合併により、楽器事業をはじめとする他の事業とのシナジー効果を追求しレクリエーション事業の売上げ拡大を図るとともに、事業の集中と選択をより迅速に行い、収益の改善を図ろうとするものであります。

株主の皆様におかれましては、何卒以上の趣旨にご賛同のうえ、ご承認を賜りますようお願い申し上げます。

2．合併契約書の内容

合併契約書（写し）

ヤマハ株式会社（以下甲という）とヤマハリゾート株式会社（以下乙という）とは、合併に関し次の契約を締結する。

第１条（合併の方法）
甲は乙を合併して存続し、乙は解散する。

第２条（合併期日）
甲乙合併の期日は、平成14年10月１日とする。但し、やむをえない事情が生じたときは、甲乙協議の上この期日を変更することができる。

第３条（株式割当及び資本金等）
甲は乙の全株式を所有しているので、合併による新株の発行及び資本金の増加は行わないものとする。

2． 合併差益は全額甲の資本準備金とする。

第４条（合併承認総会）
甲及び乙は、平成14年６月26日にそれぞれ株主総会を開催し、この契約の承認及びその実行に必要な事項につき決議を求める。但し、合併手続きの進行に応じ必要あるときは甲乙協議の上この期日を変更することができる。

第５条（会社財産の引継）
乙はその作成した平成14年５月31日現在の貸借対照表その他同日現在の計算を基礎とし、第２条に定める合併期日までの増減を加除した一切の資産、負債及び権利義務を合併期日において甲に引き継ぐ。

2．乙は平成14年５月31日以降合併期日に至る間においてその資産、負債に変動を生じたものについては別に計算書を添付してその内容を甲に明示する。

第６条（善管注意義務）
甲及び乙は、この契約締結後合併期日に至るまで善良なる管理者の注意をもって業務の執行及び財産の管理運用をなし、その財産及び権利義務に重大な影響を及ぼす行為をなす場合は、予め甲乙協議の上実行する。

第７条（利益配当）
甲は平成14年３月31日の最終の株主名簿（実質株主名簿を含む。）に記載された株主または登録質権者に対し、それぞれ次の金額を限度として利益配当を行うことができる。

１株当たり４円、総額825,908,900円

第８条（従業員の取扱い）
甲は乙の従業員全員を合併期日において甲の従業員として引き続き雇用する。労働条件については、乙における勤続年数、賃金その他を考慮し協議する。

第９条（合併前に就職した甲の取締役及び監査役の任期）
合併期日前に甲の取締役及び監査役に就任した者の任期は、本合併がない場合に在任すべき時までとする。

第10条（役員の退職慰労金）
　合併に際し、退任する乙の取締役及び監査役に対する退職慰労金は、あらかじめ甲乙協議して、乙の定める役員退職慰労金規定に基づき、第４条に定める乙の合併承認株主総会の承認を得て、乙が合併期日前に支給する。
第11条（合併契約の変更・解除）
　この契約締結後、合併期日までの間において甲又は乙の財産あるいは経営状態に重大な変動を生じたとき、もしくは隠れた重大な瑕疵を発見したときは甲乙協議の上合併条件を変更し、又はこの契約を解除できる。
第12条（協議条項）
　この契約に定めたもののほか、合併に関し必要な事項はこの契約の趣旨に従い甲乙協議の上決定する。
第13条（合併契約の効力）
　この契約は第４条に定める甲及び乙の株主総会の承認又は法令に定める関係官庁の承認を得られなかったときは、その効力を失う。

以上契約を証するため本書２通を作成し、甲乙各１通を保有する。

平成14年５月17日

甲　静岡県浜松市中沢町10番１号
　　ヤマハ株式会社
　　代表取締役社長　伊藤修二

乙　静岡県浜松市中沢町10番１号
　　ヤマハリゾート株式会社
　　代表取締役社長　高田　泉

3．被合併会社の概要（平成14年５月31日現在）

(1)	商　　号	ヤマハリゾート株式会社
(2)	設立年月日	平成２年６月５日
(3)	本店所在地	静岡県浜松市中沢町10番１号
(4)	主な事業目的	観光施設、宿泊施設およびスポーツ施設等の経営
(5)	発行する株式の総数	600,000株
(6)	発行済株式総数	519,998.45株
(7)	資　本　金	190億円
(8)	当社出資比率	100％

4．商法第408条ノ２第１項第２号の合併比率に関する事項

100％出資子会社との合併であり、新株式の発行は行いません。

5．合併当事会社の商法第408条ノ２第１項第３号ないし第６号の貸借対照表および損益計算書の内容

当社の貸借対照表および損益計算書の内容は、前記「添付書類」（12頁から14頁まで）に記載の通りであります。

ヤマハリゾート株式会社の貸借対照表および損益計算書の内容は、次の通りであります。

ヤマハリゾート株式会社

貸借対照表

(平成14年3月31日現在)

(単位 千円)

資産の部		負債の部	
Ⅰ 流動資産	**2,250,582**	**Ⅰ 流動負債**	**24,963,976**
現金及び預金	460,981	買掛金	593,577
売掛金	1,298,005	短期借入金	19,388,000
商品	143,049	未払金	1,401,489
販売用不動産	120,772	未払費用	3,314,750
原材料	112,222	未払法人税等	26,030
仕掛不動産	11,410	預り金	60,968
貯蔵品	49,217	その他流動負債	179,157
その他流動資産	60,641		
貸倒引当金	△5,718		
		Ⅱ 固定負債	**38,661,393**
Ⅱ 固定資産	**48,945,741**	退職給付引当金	173,629
有形固定資産	**48,285,139**	役員退職慰労引当金	7,425
建物	24,543,922	特別修繕引当金	5,584
構築物	5,404,430	預り保証金	38,474,754
機械及び装置	1,091,804		
船舶	26,894		
車輌運搬具	162,690	**負債合計**	**63,625,369**
工具器具備品	530,952	**資本の部**	
土地	16,451,667		
建設仮勘定	72,778	**Ⅰ 資本金**	**12,000,000**
無形固定資産	**66,349**		
借地権	34,802		
電話加入権	23,115	**Ⅱ 再評価差額金**	**△13,127,944**
施設利用権	8,431		
投資等	**594,252**		
投資有価証券	67,180	**Ⅲ 欠損金**	**11,301,100**
子会社株式	260,000	当期未処理損失	11,301,100
出資金	2,617	(うち当期損失)	(2,897,450)
長期貸付金	163,456		
差入保証金	67,431		
その他投資等	43,401		
貸倒引当金	△9,835	**資本合計**	**△12,429,045**
資産合計	**51,196,324**	**負債及び資本合計**	**51,196,324**

(注)　1．重要な会計方針
(1)　有価証券の評価基準及び評価方法
満期保有目的債券……………………………償却原価法（定額法）
子会社株式……………………………………総平均法による原価法
その他有価証券
時価のないもの…………………………総平均法による原価法
(2)　棚卸資産の評価基準及び評価方法は最終仕入原価法による低価法であります。
但し、販売用不動産及び仕掛不動産は個別法による原価法であります。
(3)　有形固定資産の減価償却方法は定額法であります。
(4)　退職給付引当金は、従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。
尚、会計基準変更時差異については、15年の均等償却で退職給付費用と相殺しております。
数理計算上の差異については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による均等償却で、翌期から費用処理することとしております。
(5)　消費税等の会計処理は、税抜方式によっております。
2．表示方法の変更
ゴルフ場のコース造成費については、従来「構築物」に含めて表示しておりましたが、事業用土地の再評価の実施にともない、「土地」に含めて表示しております。
尚、前期「構築物」に含めて表示しておりましたコース造成費は7,657,292千円であります。
3．役員退職慰労引当金及び特別修繕引当金は、商法第287条の2に規定する引当金であります。
4．有形固定資産の減価償却累計額　22,875,127千円
5．支配株主に対する短期金銭債権　4,876千円
短期金銭債務　42,235千円
長期金銭債務　240,900千円
6．子会社に対する短期金銭債権　8,507千円
短期金銭債務　198,773千円
7．担保提供資産　現金及び預金　30,000千円
建物　9,604,197千円
土地　1,382,620千円
投資有価証券　9,944千円
8．貸借対照表に計上した固定資産のほか、電子計算機とその周辺機器及び営業用備品の一部、社用車の一部について、リース契約により使用しております。
9．土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用土地の再評価を行い、再評価差額については「再評価差額金」として資本の部に計上しております。
(1)　再評価実施日　平成14年3月31日
(2)　事業用土地の再評価前の帳簿価額　29,579,611千円
(3)　事業用土地の再評価後の帳簿価額　16,451,667千円
(4)　再評価差額金　△13,127,944千円
(5)　再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める「地方税法第341条第10号の土地課税台帳又は同条第11号の土地補充課税台帳に登録されている価格」により算定しております。
10．1株当たりの当期損失は、12,072円71銭であります。

ヤマハリゾート株式会社

損益計算書

(平成13年4月1日から
平成14年3月31日まで)

(単位 千円)

科目		
経常損益の部		
Ⅰ 営業損益の部		
1. 営業収益		
売上高	18,979,683	18,979,683
2. 営業費用		
売上原価	5,003,693	
販売費及び一般管理費	15,807,708	20,811,402
営業損失		**1,831,718**
Ⅱ 営業外損益の部		
1. 営業外収益		
受取利息	188	
その他	74,012	74,200
2. 営業外費用		
支払利息	230,302	
その他	34,625	264,927
経常損失		**2,022,445**
特別損益の部		
Ⅰ 特別利益		
固定資産処分益	2,546	2,546
Ⅱ 特別損失		
1. 固定資産処分損	181,334	
2. 特別退職金	670,157	851,492
税引前当期損失		2,871,390
法人税、住民税及び事業税		26,060
当期損失		**2,897,450**
前期繰越損失		8,403,650
当期未処理損失		11,301,100

(注) 1. 支配株主との取引高

営業収益	53,749千円
営業費用	55,102千円
営業取引以外の取引	769千円

2. 子会社との取引高

営業収益	205,199千円
営業費用	895千円
営業取引以外の取引	845千円

ヤマハリゾート株式会社

貸借対照表

(平成14年5月31日現在)

(単位 千円)

資産の部		負債の部	
Ⅰ 流動資産	**12,951,363**	**Ⅰ 流動負債**	**21,288,455**
現金及び預金	11,759,760	短期借入金	20,078,000
売掛金	866	未払金	667,262
商品	6,723	未払費用	469,645
販売用不動産	106,772	未払法人税等	26,030
仕掛不動産	11,410	預り金	44,833
その他流動資産	1,065,830	その他流動負債	2,683
Ⅱ 固定資産	**47,845,139**		
有形固定資産	**46,136,879**	**Ⅱ 固定負債**	**38,204,760**
建物	24,319,322	退職給付引当金	7,942
構築物	5,329,950	役員退職慰労引当金	8,511
機械及び装置	2,723	預り保証金	38,188,307
車輛運搬具	224		
工具器具備品	7,238		
土地	16,451,667		
建設仮勘定	25,754	**負債合計**	**59,493,215**
無形固定資産	**42,656**	**資本の部**	
借地権	34,802	**Ⅰ 資本金**	**19,000,000**
電話加入権	1,668		
施設利用権	6,185		
投資等	**1,665,603**	**Ⅱ 資本準備金**	**7,000,000**
投資有価証券	67,180		
子会社株式	1,360,000	**Ⅲ 再評価差額金**	**△13,127,944**
出資金	2,459		
長期貸付金	163,456		
差入保証金	41,292	**Ⅳ 欠損金**	**11,568,768**
その他投資等	41,048		
貸倒引当金	△9,835	**資本合計**	**1,303,287**
資産合計	**60,796,503**	**負債及び資本合計**	**60,796,503**

① 平成14年4月1日をもって子会社に各施設の運営を委任するとともに、資産および負債を譲渡しております。

② 平成14年5月8日付で第三者割当増資を行いました。
これにより、資本金が7,000百万円、資本準備金が7,000百万円増加しております。

第５号議案　取締役５名選任の件

取締役伊藤修二、岸田勝彦、梅田吉弘、加藤博万、黒江常夫の５名は、本総会終結の時をもって任期満了となりますので、取締役５名の選任をお願いするものであります。

取締役候補者は、次の通りであります。

	氏名 （生年月日）	略歴および他の会社の代表状況	所有する当社株式の数
1	伊藤修二（いとうしゅうじ） （昭和17年11月１日生）	昭和40年４月　当社入社 昭和59年７月　ヤマハ ケンブル ミュージック取締役社長 昭和63年６月　当社取締役 平成５年７月　同　常務取締役 平成９年６月　同　代表取締役専務 平成12年４月　同　代表取締役社長 現在に至る	27,388株
2	岸田勝彦（きしだかつひこ） （昭和16年11月19日生）	昭和41年４月　当社入社 平成４年４月　同　ピアノ事業本部長 平成６年６月　同　取締役 平成10年６月　同　常務取締役 平成12年４月　同　専務取締役 現在に至る	20,189株
3	梅田吉弘（うめだよしひろ） （昭和18年２月27日生）	昭和41年４月　当社入社 平成４年４月　同　生産技術統括部長 平成８年６月　同　取締役 現在に至る 平成13年４月　同　カーパーツ事業部、購買・物流部、環境管理部、品質保証部、生産技術部担当 現在に至る	5,000株
4	加藤博万（かとうひろかず） （昭和19年３月８日生）	昭和41年４月　当社入社 平成８年３月　同　エレクトロニクス開発センター長 平成10年６月　同　取締役 現在に至る 平成11年４月　同　半導体事業部長 現在に至る	3,000株
5	黒江常夫（くろえつねお） （昭和21年２月２日生）	昭和43年４月　当社入社 平成11年７月　同　経営企画室長 現在に至る 平成12年６月　同　取締役 現在に至る	6,000株

取締役候補者のうち、当社との間に特別の利害関係を有する者はおりません。

以　上

株主総会会場ご案内図


N
東名高速道路
浜松インター
至東京
左側車線に寄って走ってください。
直進となりますので、このあたりから
右側車線に寄って走ってください。
当社 18号館
ヤマハ
八幡駅
六間道路
GASビル
サーラ
柳通り
GS
国道
152号線
浜松東
郵便局
パチンコ
竜光
GS
陸橋
中日新聞
浜松スポーツセンター
北小
浜松市役所
静岡文化芸術大学
芳川
遠鉄電車(高架)
東海道本線
新幹線
浜松郵便局
浜松アクトシティ
浜松駅
新浜松駅
国道1号線

浜松市中沢町10番1号

電話 (053)460—2211

(浜松駅より約２km、遠鉄八幡駅より徒歩約３分、
浜松インターより車で約30分。)

Exhibit 6

平成14年6月26日

株 主 各 位

静岡県浜松市中沢町10番1号
ヤマハ株式会社
代表取締役社長 伊 藤 修 二

第178期定時株主総会決議ご通知

拝啓　ますますご清栄のこととお慶び申しあげます。

さて、本日開催の当社第178期定時株主総会において、下記の通り報告ならびに決議されましたので、ご通知申しあげます。

敬 具

記

報 告 事 項　平成14年3月31日現在の貸借対照表ならびに
第178期（平成13年4月1日から 平成14年3月31日まで）営業報告書および損益計算書の内容報告の件
本件は、上記計算書類の内容を報告いたしました。

決 議 事 項

第1号議案　第178期利益処分案承認の件
本件は、原案通り承認可決され、利益配当金は1株につき4円と決定いたしました。

第2号議案　自己株式取得の件
本件は、原案通り商法第210条の規定に基づき、本総会終結の時から次期定時株主総会終結の時までに、当社普通株式2,000万株、取得価額の総額300億円を限度として、取得することが承認可決されました。

第3号議案　定款一部変更の件
本件は、原案通り承認可決されました。
変更内容の概要は次の通りであります。

(1)「商法等の一部を改正する等の法律」（平成13年法律第79号）の施行に伴い、額面株式の規定の削除、「1単位の株式数」から「1単元の株式数」への変更、取締役・監査役の選任決議における定足数の規定の変更ならびに株式の消却規定の削除を行いました。

(2)「商法等の一部を改正する法律」（平成13年法律第128号）の施行に伴い、電磁的方法による記録に関し所要の変更を行いました。

(3)「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」(平成13年法律第149号)の施行に伴い、監査役の任期を4年に延長いたしました。

(4) 以上の変更に伴い条数の繰り上げを行いました。

第4号議案 当社とヤマハリゾート株式会社との合併契約書承認の件

本件は、原案通り承認可決されました。当社は、合併契約に基づき平成14年10月1日を期してヤマハリゾート株式会社を吸収合併し、当社が同社の権利義務一切を承継することとなりました。

第5号議案 取締役5名選任の件

本件は、原案通り取締役に伊藤修二、岸田勝彦、梅田吉弘、加藤博万、黒江常夫の5名が再選され、それぞれ就任いたしました。

以　上

なお、本総会終了後に開催された取締役会において、代表取締役および役付取締役が選任され、就任いたしました。

この結果、代表取締役、役付取締役および常勤監査役は次のようになりました。

代表取締役社長	伊藤修二
専務取締役	岸田勝彦
常務取締役	前嶋邦啓
常務取締役	和智正忠
常務取締役	江川宣之
常勤監査役	太田直幹
常勤監査役	堀越美知夫

(ご案内)

1. 第178期利益配当金(1株につき4円)は同封の「郵便振替支払通知書」により最寄りの郵便局で取扱期間中にお受け取りください。また、銀行預金口座振込をご指定いただきました方には、「配当金計算書」および「お振込先について」を同封いたしましたのでご確認ください。
2. 当社は、貸借対照表ならびに損益計算書を決算公告に代えて、ホームページに掲載することといたしましたのでお知らせいたします。

   当社のホームページアドレスは次の通りです。

   http://www.yamaha.co.jp/ir/kessan/index.html

Exhibit 6

YAMAHA CORPORATION
10-1, Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan
June 26, 2002

Re: Notice of Resolutions Passed at the 178th Ordinary General Meeting of Shareholders

Dear Shareholders:

We are pleased to announce that the scheduled matters were reported and resolved as follows at YAMAHA CORPORATION's 178th Ordinary General Meeting of Shareholders held today.

Very truly yours,

Shuji Ito
President and Representative Director

Matters reported:

Balance Sheet as of March 31, 2002, and Business Report and Statement of Income for the 178th Fiscal Year (from April 1, 2001, through March 31, 2002).
The contents of the above financial documents were duly reported.

Matters resolved:

Proposal 1 Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 178th Fiscal Year
The matter was approved as originally proposed. The year-end dividend shall be ¥4 per share.

Proposal 2 Acquisition of the Treasury Stocks
The matter was approved as originally proposed. Pursuant to the regulations set forth in Article 210 of the Commercial Code, the Company shall be allowed to acquire not more than 20,000,000 shares of its common stock with the total acquisition cost limited to a maximum amount of ¥30 billion in the period from the conclusion of the 178th Ordinary General Meeting of Shareholders until the conclusion of the Ordinary Shareholders' Meeting for the next fiscal year.

Proposal 3 Amendment to the Company's Articles of Incorporation
The matter was approved as originally proposed. The summary of the amendments is as follows:
(1) In accordance with the enactment of "The Commercial Code Partial Amendment Law" (2001, Legislation No. 79), the article for par value shares was deleted, "the number of shares per unit *(tan-i)*" was amended to "the number of shares per unit *(tangen)*," the article concerning the number of votes required for passing resolution in respect of the election of Directors and Auditors was amended, and the provision concerning the share retirement in the Company's Articles of Incorporation was deleted.

(2) In accordance with the enactment of "The Commercial Code Partial Amendment

Law" (2001, Legislation No. 128), the relevant articles in the Articles of Incorporation concerning recording via electromagnetic means were amended where necessary.

(3) In accordance with the enactment of "The Law in respect of Special Case Commercial Code regarding Auditors of Corporations" (2001, Legislation No. 149), the Auditors' term of office was extended to four (4) years.

(4) Articles 7–38 were moved upward to Articles 6–37 as a result of the amendments above.

Proposal 4 Approval of the Proposed Merger Agreement between the Company and Yamaha Resort Corporation
The matter was approved as originally proposed. In accordance with the agreement on the merger, the Company will merge Yamaha Resort Corporation as of October 1, 2002, and will take over all previous rights and duties of Yamaha Resort Corporation.

Proposal 5 Election of Five Directors
The matter was approved as originally proposed. Five nominees—Shuji Ito, Katsuhiko Kishida, Yoshihiro Umeda, Hirokazu Kato and Tsuneo Kuroe—were reappointed as Directors and accepted the appointment.

At the Board of Directors meeting held immediately after the conclusion of the 178th Ordinary General Meeting of Shareholders, the Representative Director, other Directors with titles and Standing Auditors were respectively appointed and accepted the appointments. As a result, the following persons form the Company's new executive management team.

President and Representative Director	Shuji Ito
Senior Managing Director	Katsuhiko Kishida
Managing Director	Kunihiro Maejima
Managing Director	Masatada Wachi
Managing Director	Noriyuki Egawa
Standing Auditor	Naomoto Ota
Standing Auditor	Michio Horikoshi

(Information)

1. Payment of Dividend

The dividend for the 178th Fiscal Year (¥4 per share) will be paid out during the specified handling period at your nearest post office, in accordance with the enclosed "Postal Transfer Payment Notice." If you have already designated a specific account to which we should transfer the dividend, please refer to the enclosed "Dividend Calculation Sheet" and "Reference to the Beneficiary Account for Dividend Transfer."

2. Disclosure of the Balance Sheet and Statement of Income on the Web Site

The Company's balance sheet and statement of income are disclosed on the Company's Web site address below in place of the previous disclosure on a daily newspaper.

http://www/yamaha.co.jp/ir/kessan/index.html

Exhibit 7

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成14年5月17日
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長 伊 藤 修 二
【本店の所在の場所】	静岡県浜松市中沢町10番1号
【電話番号】	053(460)2141
【連絡者の氏名】	執行役員 経理・財務部長 牧 野 時 久
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社 東日本事業所管理センター
【電話番号】	03(5488)6611
【連絡者の氏名】	東日本事業所管理センター長 後 藤 健 治
【縦覧に供する場所】	ヤマハ株式会社 東日本事業所管理センター (東京都港区高輪二丁目１７番１１号) ヤマハ株式会社 西日本事業所管理センター (大阪市中央区南船場三丁目12番９号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

1 【提出理由】

平成１４年５月１７日開催の当社取締役会において、当社は平成１４年１０月１日を期して、１００％出資子会社ヤマハリゾート株式会社と合併することを決定し、本日合併契約書を締結したので、証券取引法第２４条の５第４項及び企業内容等の開示に関する内閣府令第１９条第２項第７号の２の規定に基づき、提出するものです。

2 【報告内容】

（1）合併の相手会社

名称	ヤマハリゾート株式会社
住所	静岡県浜松市中沢町１０番１号
代表者の氏名	代表取締役社長　高田　泉
資本金	１２，０００百万円（平成１４年3月３１日現在）
事業の内容	観光施設、宿泊施設及びスポーツ施設等の経営

（2）合併の目的

レクリエーション事業は、当社を始めとするヤマハグループの事業として開始し、会員募集もヤマハグループの信用により行われた経緯もあり、引き続き「ヤマハブランド」の信用を維持しグループの事業を円滑に遂行するためには、当社がヤマハリゾート（株）を吸収合併してレクリエーション事業を継続する必要があると判断し、吸収合併することを決定いたしました。当社はこの合併により、楽器事業を始めとする他の事業とのシナジー効果を追求しレクリエーション事業の売上げ拡大を図るとともに、同事業の集中と選択をより迅速に行い、収益の改善を図ろうとするものであります。

（3）合併の方法及び合併契約の内容

１．合併の日程

合併契約書承認取締役会	平成１４年　5月１７日
合併契約書調印	平成１４年　5月１７日
合併契約書承認株主総会	平成１４年　6月２６日
合併期日	平成１４年　１０月　１日
合併登記	平成１４年　１０月　１日

２．合併の方法

当社を存続会社とする吸収合併方式で、ヤマハリゾート株式会社は解散いたします。

３．合併比率

１００％出資子会社との合併であり、新株式の発行及び合併交付金の支払いは行いません。

４．合併による会社財産の引継

ヤマハリゾート株式会社が作成する、平成１４年5月３１日現在の貸借対照表その他同日現在の

計算を基礎とし、合併期日までの増減を加除した一切の資産、負債及び権利義務を合併期日に引継ぎます。

ヤマハリゾート株式会社の平成１４年３月３１日現在の貸借対照表は次の通りです。

資産　　５１，１９６ 百万円

負債　　６３，６２５ 百万円

資本　△１２，４２９ 百万円

注）ヤマハリゾート株式会社は、債務超過を解消するため当社に対し払込金額１４０億円、発行株式数２８万株の第三者割当増資を行った結果、平成１４年５月８日に資本金が１９０億円（資本準備金７０億円）となりました。

Exhibit 7

Cover

Document submitted:	Special report
Submitted to:	Kanto Local Finance Bureau
Date submitted:	May 17, 2002
Company name:	YAMAHA CORPORATION
Representative:	Shuji Ito, President and Representative Director
Head office:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Telephone number:	053-460-2141
Contact executive:	Tokihisa Makino, Executive Officer and General Manager of the Accounting and Finance Department
Closest contact address:	YAMAHA CORPORATION East Japan Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo Telephone number: 03-5488-6611
Contact executive:	Kenji Goto, General Manager of the East Japan Business Administration Center
Other locations where the document is available for public inspection:	YAMAHA CORPORATION East Japan Business Administration Center (2-17-11 Takanawa, Minato-ku, Tokyo) YAMAHA CORPORATION West Japan Business Administration Center 3-12-9 Minamisenba, Chuo-ku, Osaka) Tokyo Stock Exchange Co., Ltd. (2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (1-6-10 Kitahama, Chuo-ku, Osaka) Nagoya Stock Exchange Co., Ltd. (3-3-17 Sakae, Naka-ku, Nagoya)

1. Reason for Submission

On May 17, 2002, YAMAHA's board of directors approved the absorption through merger of Yamaha Resort Corporation, a wholly owned subsidiary, on October 1, 2002. Because the merger contract was finalized on May 17, 2002, YAMAHA is making this submission based on Article 24-5-4 of the Securities Exchange Law as well as Cabinet Order 19-2-3 on the disclosure of corporate operations.

2. Content of Report

(1) Specified Subsidiary Data

Name:	Yamaha Resort Corporation
Address:	Nakazawa-cho 10-1, Hamamatsu, Shizuoka
Representative:	Izumi Takada , Representative Director and President
Capital:	¥12,000 million (As of March 31, 2002)
Business fields:	Management of tourist facilities, lodgings, and sports facilities

(2) Objective of Merger
Recreation operations were started as a business of YAMAHA as well as of the YAMAHA Group, and marketing associated with these operations involved recruiting customers to participate in membership plans and were supported by the reputation of the YAMAHA Group. To further maintain the status of the YAMAHA Brand and to ensure the smooth continuation of YAMAHA Group operations, YAMAHA determined that there was a need to absorb Yamaha Resort through a merger and to directly manage the recreation business. It therefore decided to undertake the absorption-merger. Through this absorption-merger, YAMAHA intends to strive to expand its net sales in recreation operations by realizing synergies between those operations and its musical instrument and other types of operations. At the same time YAMAHA intends to accelerate efforts to consolidate and tighten its focus on promising portions of its recreation operations with the goal of augmenting the profitability of those operations.

(3) Merger Method and Contract Details

1. Merger Process

Merger contract approval by Board of Directors:	May 17, 2002
Merger contract signing:	May 17, 2002
Merger contract approval by General Meeting of Shareholders:	June 26, 2002
Merger effective:	October 1, 2002
Merger registered:	October 1, 2002

2 Merger Method
The merger will be an absorption-merger, with YAMAHA being the surviving company and Yamaha Resort being dissolved.

3. Merger Ratio
As the merger involves the absorption by YAMAHA of a wholly owned subsidiary, there will be no associated share issuance or fund allocation.

4. Corporate Asset Transfer due to Merger
As of the merger date, all of Yamaha Resort's assets, liabilities, rights, and obligations will be transferred to YAMAHA. These assets, liabilities, rights, and obligations are determined based on the balance sheets prepared by Yamaha Resort to describe its financial situation as of May 31, 2002, as well as other calculations as of that date and supplementary additions and subtractions in line with changes between that date and the merger date.

As of March 31, 2002, the principal items of Yamaha Resort's balance sheets were as follows:

Assets	¥51,196 million
Liabilities	¥63,625 million
Shareholders equity	(¥12,429 million)

Note: To eliminate Yamaha Resort s net capital deficiency, Yamaha Resort increased its capital through the issuance and allocation of 280,000 shares to YAMAHA for a payment of ¥14.0 billion. As a result, as of May 8, 2002, Yamaha Resort had ¥19.0 billion in common stock (¥7.0 billion of additional paid-in capital).

Exhibit 8

【表紙】

【提出書類】 臨時報告書

【提出先】 関東財務局長

【提出日】 平成14年6月13日

【会社名】 ヤマハ株式会社

【英訳名】 YAMAHA CORPORATION

【代表者の役職氏名】 代表取締役社長 伊 藤 修 二

【本店の所在の場所】 静岡県浜松市中沢町10番1号

【電話番号】 053(460)2141

【事務連絡者氏名】 執行役員 経理・財務部長 牧 野 時 久

【最寄りの連絡場所】 東京都港区高輪二丁目17番11号 当社 東日本事業所管理センター

【電話番号】 03(5488)6611

【事務連絡者氏名】 東日本事業所管理センター長 後 藤 健 治

【縦覧に供する場所】 ヤマハ株式会社 東日本事業所管理センター
（東京都港区高輪二丁目１７番１１号）
ヤマハ株式会社 西日本事業所管理センター
（大阪市中央区南船場三丁目12番９号）
株式会社東京証券取引所
（東京都中央区日本橋兜町２番１号）
株式会社大阪証券取引所
（大阪市中央区北浜一丁目６番10号）
株式会社名古屋証券取引所
（名古屋市中区栄三丁目３番17号）

1 【提出理由】

平成１４年５月１７日付で、中国に雅馬哈楽器音響（中国）投資有限公司を設立したことにより、特定子会社の異動がありましたので、証券取引法第２４条の５第４項及び企業内容等の開示に関する内閣府令第１９条第２項第３号の規定に基づき提出するものであります。

2 【報告内容】

（１）特定子会社の名称、住所、代表者の氏名、資本金又は出資の額及び事業の内容

名称	雅馬哈楽器音響（中国）投資有限公司
住所	北京市朝陽区東三環北路５号発展大夏５階５０５室
代表者の氏名	董事長　江川宣之
資本金	３０，０００千米ドル
事業の内容	中国国内における投資管理業務

（２）異動の前後における当社の所有に係る特定子会社への出資割合

当社の所有に係る特定子会社の出資額

異動前	－
異動後	３０，０００千米ドル

出資割合

異動前	－
異動後	１００％

（３）異動の理由及び異動年月日

異動の理由	新規設立
異動年月日	平成１４年　６月　３日

Cover

Exhibit 8

Document submitted:	Special report
Submitted to:	Kanto Local Finance Bureau
Date submitted:	June 13, 2002
Company name:	YAMAHA CORPORATION
Representative:	Shuji Ito, President and Representative Director
Head office:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Telephone number:	053-460-2141
Contact executive:	Tokihisa Makino, Executive Officer and General Manager of the Accounting and Finance Department
Closest contact address:	YAMAHA CORPORATION East Japan Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo Telephone number: 03-5488-6611
Contact executive:	Kenji Goto, General Manager of the East Japan Business Administration Center
Other locations where the document is available for public inspection:	YAMAHA CORPORATION East Japan Business Administration Center (2-17-11 Takanawa, Minato-ku, Tokyo) YAMAHA CORPORATION West Japan Business Administration Center 3-12-9 Minamisenba, Chuo-ku, Osaka) Tokyo Stock Exchange Co., Ltd. (2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (1-6-10 Kitahama, Chuo-ku, Osaka) Nagoya Stock Exchange Co., Ltd. (3-3-17 Sakae, Naka-ku, Nagoya)

1. Reason for Submission

The May 17, 2002, establishment of China-based Yamaha Music & Electronics (China) Co., Ltd., represents a change involving a specified subsidiary. Accordingly, YAMAHA is making this submission based on Article 24-5-4 of the Securities Exchange Law as well as Cabinet Order 19-2-3 on the disclosure of corporate operations.

2. Content of Report

(1) Specified Subsidiary Data

Name:	Yamaha Music & Electronics (China) Co., Ltd.
Address:Rm.	505, 5F Jiandaxia, No. 5 East Sanhuan East Road, Chaoyang District, Beijing
Representative:	Noriyuki Egawa, Chairman
Capital:	US$30 million
Business fields:	Investment administration operations within China

(2) YAMAHA's Shareholding in the Specified Subsidiary before and after the Change

YAMAHA's Investment	
Before change	---
After change	US$30 Million
YAMAHA's Shareholding	
Before change	---
After change	100%

(3) Reason for and Date of Change

Reason for Change	Establishment of new company
Date of Change	June 3, 2002

Exhibit 9

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成14年10月1日
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA　CORPORATION
【代表者の役職氏名】	代表取締役社長　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番1号
【電話番号】	053(460)2141
【事務連絡者氏名】	執行役員　経理・財務部長　牧　野　時　久
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号　当社　事業所管理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	事業所管理センター長　後　藤　健　治
【縦覧に供する場所】	ヤマハ株式会社　事業所管理センター東京事務所 （東京都港区高輪二丁目１７番１１号） ヤマハ株式会社　事業所管理センター大阪事務所 （大阪市中央区南船場三丁目12番９号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目３番17号）

1 【提出理由】

平成１４年５月１７日開催の当社取締役会において設立を決定したヤマハ・ミュージック・ホールディング・ヨーロッパ（Ｙａｍａｈａ Ｍｕｓｉｃ Ｈｏｌｄｉｎｇ Ｅｕｒｏｐａ GmBH）が設立登記を完了し、当社の特定子会社になったこと及び、当社の特定子会社であるヤマハリゾート株式会社が当社との合併により消滅し、当社の特定子会社でなくなったことにより、証券取引法第２４条の５第４項及び企業内容等の開示に関する内閣府令第１９条第２項第３号の規定に基づき提出するものであります。

2 【報告内容】

１．ヤマハ・ミュージック・ホールディング・ヨーロッパに関する異動の状況

（１）特定子会社の名称、住所、代表者の氏名、資本金又は出資の額及び事業の内容

名称　Ｙａｍａｈａ Ｍｕｓｉｃ Ｈｏｌｄｉｎｇ Ｅｕｒｏｐａ GmBH

住所　ドイツ連邦共和国 レリンゲン市

代表者の氏名　社長 高橋 源樹

資本金　７，０００万ユーロ （欧州楽器販売現地法人の当社持分の現物出資）

事業の内容　欧州における現地法人の持株会社として楽器販売の統括を行う

欧州共通政策の推進

欧州ロジスティックス戦略の構築・推進

欧州現地法人全体の金融機能

（２）異動の前後における当社の所有に係る特定子会社への出資割合

当社の所有に係る特定子会社の出資額

異動前　０ ユーロ

異動後　７，０００万ユーロ

出資割合

異動前　０％

異動後　１００％

（３）異動の理由及び異動年月日

異動の理由　設立

異動年月日　平成１４年１０月 １日

２．ヤマハリゾート株式会社に関する異動の状況

（１）特定子会社の名称、住所、代表者の氏名、資本金又は出資の額及び事業の内容

名称　ヤマハリゾート株式会社

住所　静岡県浜松市中沢町１０番１号

代表者の氏名　代表取締役社長 高田 泉

資本金　　　　１９，０００百万円（平成１４年9月３０日現在）

事業の内容　　観光施設、宿泊施設及びスポーツ施設等の経営

（２）異動の前後における当社の所有に係る特定子会社の議決権の数及びその議決権の総数に対する割合

当社の所有に係る特定子会社の議決権の数

異動前　　５１９，９９８個

異動後　　　　　　　０個

議決権の総数に対する割合

異動前　　１００％

異動後　　　０％

（３）異動の理由及び異動年月日

異動の理由　　合併による解散

異動年月日　　平成１４年１０月１日

Cover

Exhibit 9

Document submitted:	Special report
Submitted to:	Kanto Local Finance Bureau
Date submitted:	October 1, 2002
Company name:	YAMAHA CORPORATION
Representative:	Shuji Ito, President and Representative Director
Head office:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Telephone number:	053-460-2141
Contact executive:	Tokihisa Makino, Executive Officer and General Manager of the Accounting and Finance Department
Closest contact address:	YAMAHA CORPORATION East Japan Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo Telephone number: 03-5488-6611
Contact executive:	Kenji Goto, General Manager of the East Japan Business Administration Center
Other locations where the document is available for public inspection:	YAMAHA CORPORATION East Japan Business Administration Center (2-17-11 Takanawa, Minato-ku, Tokyo) YAMAHA CORPORATION West Japan Business Administration Center 3-12-9 Minamisenba, Chuo-ku, Osaka) Tokyo Stock Exchange Co., Ltd. (2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (1-6-10 Kitahama, Chuo-ku, Osaka) Nagoya Stock Exchange Co., Ltd. (3-3-17 Sakae, Naka-ku, Nagoya)

1. Reason for Submission

On May 17, 2002, YAMAHA's board of directors approved the establishment of Yamaha Music Holding Europa GmBH, and this company's establishment and registration has been completed. This new company is a specified subsidiary, and YAMAHA's absorption of Yamaha Resort Corporation resulted in the elimination of Yamaha Resort Corporation, which is no longer a specified subsidiary. Accordingly, YAMAHA is making this submission based on Article 24-5-4 of the Securities Exchange Law as well as Cabinet Order 19-2-3 on the disclosure of corporate operations.

2. Content of Report

1. Change Involving Yamaha Music Holding Europa GmBH

(1) Specified Subsidiary Data

Name:	Yamaha Music Holding Europa GmBH
Address:	Rellingen, Federal Republic of Germany
Representative:	Motoki Takahashi, President
Capital:	70 million Euros (Investment by YAMAHA's Europe-based marketing subsidiary in the form of YAMAHA shares)
Business fields:	Operating as a local stockholding company and thereby consolidating control of local musical instrument marketing operations Promoting unified Europe-wide strategies Creating and promoting European logistics strategies Providing local affiliates in Europe with financial capabilities

(2) YAMAHA's Shareholding in the Specified Subsidiary before and after the Change

YAMAHA's Investment

Before change	0 Euros
After change	70 million Euros

YAMAHA's Shareholding

Before change	---
After change	100%

(3) Reason for and Date of Change

Reason for Change	Establishment of new company
Date of Change	October 1, 2002

2. Change Involving Yamaha Resort Corporation

(1) Specified Subsidiary Data

Name:	Yamaha Resort Corporation
Address:	Nakazawa-cho 10-1, Hamamatsu, Shizuoka
Representative:	Izumi Takada , Representative Director and President
Capital:	¥19,000 million (As of September 30, 2002)
Business fields:	Management of tourist facilities, lodgings, and sports facilities

(2) YAMAHA's Number and Share of Voting Rights in the Specified Subsidiary before and after the Change

YAMAHA's Number of Voting Rights

Before change	519,998
After change	0

YAMAHA's Share of Voting Rights

Before change	100%
After change	0%

(3) Reason for and Date of Change

Reason for Change	Dissolution of company due to merger
Date of Change	October 1, 2002

YAMAHA CORPORATION

Exhibit 10

Flash Report

Consolidated Basis

Results for the fiscal year ended March 31, 2002

Company name: YAMAHA CORPORATION
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
For further information, please contact: Tokihisa Makino
Telephone: +81 53 460 2141
Date of the meeting of the Board of Directors: May 17, 2002
Stock listings: Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section), Nagoya Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY2002 (April 1, 2001 to March 31, 2002)

Figures less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)
FY2002 (Ended March 31, 2002)	¥504,406	(2.8)	¥11,043	(52.0)	¥ 7,680	(60.1)
FY2001 (Ended March 31, 2001)	¥519,104	(1.7)	¥23,001	184.6	¥19,238	126.2

	Net income		Net income per share	Net income per share after full dilution	Ratio of net income to shareholders' equity	Ratio of recurring profit to total assets	Ratio of recurring profit to sales
	Millions of yen	(% change from the previous fiscal year)	Yen	Yen	%	%	%
FY2002 (Ended March 31, 2002)	¥(10,274)	—	¥(49.75)	¥ —	(5.2)	1.5	1.5
FY2001 (Ended March 31, 2001)	¥ 13,320	—	¥ 64.50	¥61.84	6.4	3.6	3.7

Notes: 1. Equity in net income of affiliates for the fiscal years ended March 31,
FY2002 ended March 31, 2002 ¥2,993 million
FY2001 ended March 31, 2001 ¥2,433 million
2. Average yearly number of (consolidated) shares
FY2002 ended March 31, 2002 206,508,465 shares
FY2001 ended March 31, 2001 206,518,383 shares
3. Changes in method of accounting: NONE

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2002 (As of March 31, 2002)	¥509,663	¥201,965	39.6	¥978.15
FY2001 (As of March 31, 2001)	¥522,486	¥196,733	37.7	¥952.62

Note: Number of outstanding shares at the end of the year (consolidated):
FY2002 as of March 31, 2002 206,477,225 shares
FY2001 as of March 31, 2001 206,518,127 shares

(3) Consolidated Cash Flows

	Cash flow from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2002 (Ended March 31, 2002)	¥26,016	¥(10,437)	¥(12,880)	¥40,571
FY2001 (Ended March 31, 2001)	¥ (9,089)	¥ (5,441)	¥ 12,987	¥32,725

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 82
Number of non-consolidated companies: 0
Number of affiliated companies: 3

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:
Number of companies newly consolidated: 13
Number of companies removed from consolidation: 4
Equity method:
Number of companies newly accounted for using the equity method: 0
Number of companies removed from the equity method: 0

2. FORECASTS FOR RESULTS FOR FY2003 (April 1, 2002 to March 31, 2003)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2003 interim period	¥250,000	¥ 8,000	¥ 6,500
FY2003	530,000	18,500	14,000

Reference: Net income per share for the fiscal year is forecast to be ¥67.80 on a consolidated basis.

(References)

1. THE YAMAHA GROUP

The YAMAHA Group consists of YAMAHA CORPORATION in Japan, 110 subsidiaries and 17 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other fields.

Our main products and main subsidiaries and affiliated companies, as well as their positioning, are as shown below.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Music schools, English schools, Soundproof rooms, Content distribution and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 11 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Europa G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A. P.T. Yamaha Music Manufacturing Asia Tianjin Yamaha Electronic Musical Instruments, Inc.
AV/IT products	Audio products and IT equipment	Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd.
Lifestyle-related products	System kitchens, Bathrooms, Washstands, Furniture and Parts for housing facilities	Yamaha Livingtec Corporation
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts and Sports facilities	Yamaha Resort Corporation Kiroro Development Corporation
Others	Golf and archery gear, Automobile interior components, FA and Metal molds	Yamaha Fine Technologies Co., Ltd.

2. MANAGEMENT POLICY

(1) Basic Management Policy

In the 21st century, YAMAHA CORPORATION will continue to grow as a company that works together with people throughout the world to enrich culture and create ***Kando****. To this end, the Company will expedite decision-making processes, improve its responsiveness to technological innovations and rapidly changing markets, and meet customer needs through the provision and development of high-quality products and services. In addition, YAMAHA will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a competitive position in the global marketplace. Furthermore, by adapting to the proliferation of networks and information technology (IT) and working proactively to protect the environment, the Company will conduct its business in line with the three corporate mottoes set forth in its medium-term management plan: “Striving for Growth,” “Consolidated Group Management,” and “Value-Added Business, Sparkling YAMAHA Brand.”

**Kando* is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

Under its basic dividend policy, YAMAHA is working hard to strengthen its management base, increase the profit ratio of shareholder capital, and pay regular, stable dividends. Internal capital reserves will be used to fund future business expansion, investment in R&D, and investment in plant and equipment with due consideration given to the Company's business results and financial condition.

(3) Reduction in Size of Minimum Stock Purchase Lot

At the Board of Directors Meeting held on May 17, 2002, it was resolved that the size of the minimum stock purchase lot would be reduced from 1,000 to 100 shares. An announcement to this effect was made on the same day. It is hoped that this change will stimulate the liquidity of YAMAHA's stock and expand the number of its shareholders. The change will go into effect on August 1, 2002, at which time the size of the lots traded on stock exchanges will be reduced from 1,000 to 100 shares.

(4) Medium-to-Long-Term Management Strategies and Issues to be Faced

In line with the slogan "Creating ***Kando*** Together," YAMAHA will develop its businesses in the following ways.

1. YAMAHA's operations are divided into three main business segments—Core Businesses (musical instruments and AV/IT), Lifestyle-Related and Leisure, and Electronic Parts and Materials—and for each segment the Company has mapped out specific strategies to improve growth.

   (a) In the Core Businesses segment, YAMAHA is raising its operational efficiency and pursuing an effective investment strategy aimed at expanding and developing its operations on a global scale.

   In musical instruments, YAMAHA is working to reinvigorate the domestic market through timely investments and the provision of enhanced products. Overseas, the Company is cultivating new markets, particularly those of China and South Korea, which are undergoing extraordinary growth. In addition, it is strengthening its position in the market for music production equipment and stimulating demand in the market targeted for adults.

   In AV/IT products, YAMAHA is seeking to maintain profitability through the promotion of its "number one in home theaters" strategic approach. In addition, the Company is implementing a new business model designed in accordance with structural changes that have occurred in the market for CD-R/RW drives and taking steps to expand its router business through the provision of broadband-enabled products.

   In the electronic device business, YAMAHA is seeking to expand its mobile phone audio chip business-thereby strengthening its profitability—as well as to increase its share of the market for amusement products.

   In the area of content provision, YAMAHA is working to globalize its ringer melody distribution service. In its media-related business, the Company is making efforts to stimulate the market for media products and create new business models.

   (b) The Lifestyle-Related and Leisure segment is facing severe market conditions. As a result, YAMAHA will focus on improving the group's revenues and prioritizing its business activities through a process of selective resource allocation.

   In the lifestyle-related products business, YAMAHA is concentrating on expanding its market share by strategically allocating resources to the provision of priority products. In the Recreation segment, the Company is making an effort to increase the profits generated by each management subsidiary through its respective resort and enhance the ability each resort has to attract customers.

   (c) In the Electronic Parts and Materials group, YAMAHA will leverage the technologies developed in its Core Business group and draw on all its business strengths to achieve balanced growth.

   In the electronic metals and FA and metallic molds businesses, the Company will continue to watch for signs of recovery in IT-related markets and strengthen its business structure by focusing on such areas as manufacturing and technology. In the interior automotive components and fittings segment, YAMAHA will cultivate new markets and strengthen the competitiveness of its products.

2. To strengthen the Group's consolidated management, YAMAHA is working to rebuild its central information system and promote the implementation of global production strategies, procurement systems, and quality management systems.

   In addition, the Company is strengthening its patent procurement system and adopting patenting strategies adapted to IT and digitization, establishing an efficient distribution system and effective mechanisms for managing its operational infrastructure, and promoting law-abiding management practices across the entire Group.

By implementing the measures outlined above, YAMAHA is aiming for a 9% return on equity over the medium-to-long term.

3. BUSINESS RESULTS

(1) Fiscal 2002 Summary

During fiscal 2002, the Japanese economy remained weak due to such factors as a protracted slump in housing investment and consumer spending, as well as a drop in private-sector capital investment, which declined throughout the term. Overseas, the slowdown in the global economy was exacerbated by the multiple terrorist attacks in the United States. However, by the end of the term, signs of a partial recovery could be seen in the U.S. and Asian economies.

Against this backdrop, YAMAHA has worked steadily to strengthen its technological development capabilities, improve productivity, upgrade and enhance its sales units in Japan and abroad, improve the working practices of its staff members, and rebuild its central information system. Furthermore, the Company is working hard to create attractive products, bring new products to market, and stimulate market demand while expanding its ringer melody distribution service and other software and content businesses.

During the term under review, despite gain recorded due to the weak yen, sales of information and communication devices, lifestyle-related products, and electronic metals all declined due rapid market deterioration, collapsed domestic demand, and the prolonged slump in the market for IT-related products. As a result, consolidated net sales fell 2.8% from the previous year, to ¥504,406 million. Of this, domestic sales amounted to ¥289,951 million, down 6.0% from the previous term, and overseas sales increased 1.8%, to ¥214,455 million.

Regarding income, the gross margin fell and income from manufactured products declined as a result of the Company's efforts to reduce inventories that had built up during the previous year due to the deceleration of the U.S. and Japanese economies. Due to these factors, consolidated recurring profit totaled ¥7,680 million, down 60.1% from the previous term. Furthermore, due to a fall in the value of the Company's shareholdings, which mainly comprise shares of bank stock, loss from the revaluation of investment securities increased, resulting in a net loss for the period of ¥10,274 million, compared with a net income of ¥13,320 million for the previous term.

(2) Performance by Segment

Musical Instruments

During the interim period, markets in the United States and other countries continued to weaken. However, as this was offset by favorable currency exchange rates due to the weak yen, overseas sales remained steady. In Japan, protracted market stagnation dented sales. In the field of education, music school sales fell slightly, while sales from English-language instruction schools grew steadily due to an increase in student enrollment, especially in children's courses. Income from the content-delivery business grew substantially owing to the continued expansion of the ringer melody distribution service.

Due to these factors, segment sales amounted to ¥286,920 million, a 0.7% increase from the previous term, and operating income totaled ¥4,738 million, a 61.4% decrease.

AV/IT

Sales of audio products related to home theaters grew. Furthermore, YAMAHA entered the visual entertainment market with a new video projector. In the information and telecommunications device product category, faltering demand for IT-related products exerted downward pressure on the prices of CD-R/RW drives and routers, resulting in lower sales.

Due to these factors, segment sales totaled ¥95,214 million, a 5.0% decrease from the previous term, and operating income fell to ¥3,037 million, a 22.2% decrease.

Lifestyle-Related Products

Sales decreased slightly amid severe market conditions resulting from a decline in the number of new housing starts. However, income increased compared with the previous term, owing to enhanced production efficiency.

Due to these factors, segment sales totaled ¥45,714 million, down 2.6% from the previous term, and operating income totaled ¥1,046 million, a 17.3% increase.

Electronic Equipment and Metal Products

In semiconductors, sales of sound chips for mobile phones increased substantially. However, as sales of other semiconductor products were adversely impacted by difficult market conditions, overall sales decreased.

In the electronic metals product segment, faltering demand in the semiconductor market hampered sales of lead frame materials.

Due to these factors, segment sales totaled ¥36,628 million, a 15.3% decrease compared with the previous term, and operating income amounted to ¥4,351 million, a 34.6% decrease.

Recreation

In the midst of a slump in the Japanese tourism industry, although the number of customers using YAMAHA's services increased, returns per customer fell resulting in a slight sales decrease. In addition, because the Company made improvements to its facilities and took other measures to improve the strength of its operations, profits from the segment decreased.

Due to these factors, segment sales totaled ¥21,590 million, a 0.8% decrease from the previous term, and an operating loss of ¥1,741 million was recorded, compared with an operating loss of ¥1,283 million for the previous term.

Others

Sales of golf products were flat, and sales of FA products, metallic molds, and interior automotive components and fittings decreased.

Due to these factors, segment sales amounted to ¥18,339 million, a 16.9% decrease from the previous term, and an operating loss of ¥389 million was recorded, compared with an operating income of ¥543 million for the previous term.

(3) Results by Region

In Japan, sales totaled ¥304,945 million, down 6.9% from the previous term, and operating income fell 76.0%, to ¥3,219 million. In North America, sales increased 3.0%, to ¥92,246 million, and operating income decreased 39.5%, to ¥3,484 billion. In Europe, sales increased 0.7%, to ¥73,260 million, and operating income fell 51.8%, to ¥649 million. In the Asia, Oceania, and Other region, sales expanded 15.4%, to ¥33,954 million, and operating income increased 23.1%, to ¥3,733 million.

(4) Forecast for Fiscal 2003

Musical Instruments

Stable domestic sales are expected from the musical instrument business because increased income from the content-delivery and professional audio product segments will most likely offset any decrease in piano sales resulting from prolonged market stagnation. Overseas, sales of pianos, wind instruments, digital musical instruments, and other products are expected to increase, buoyed by modest economic recovery.

Due to these factors, income for the segment is expected to increase slightly in Japan and substantially overseas, resulting in an overall increase in income for the segment.

AV/IT

Sales of audio products for home theaters are expected to increase both in Japan and abroad. Sales of routers are expected to expand due to the Company's focus on routers for business use, and, despite a projected decrease in sales of CD-R/RW drives, overall segment sales are expected to increase slightly. Income is expected to increase for the segment as a whole, due to the inventory reduction carried out during fiscal 2002, which will help improve the gross profit, and a rise in sales of audio products.

Lifestyle-Related Products

The number of housing starts is expected to decrease during fiscal 2003. However, YAMAHA projects enhanced profits due to a modest increase in income, which will be achieved through intensified sales efforts directed at home builders and remodeling contractors, and a reduction in manufacturing distribution costs.

Recreation

In the midst of fierce competition due to prolonged market stagnation, the implementation of stronger sales policies should increase the number of customers staying at YAMAHA Resorts, thus offsetting an expected decrease in returns per customer and resulting in a modest sales increase. In addition, as a management subsidiary has been established for each resort, segment costs should decline in fiscal 2003.

Electronic Equipment and Metal Products

In the semiconductor product segment, the market is beginning to recover but, as competition is intensifying, only a modest sales increase is projected. Although no full-scale market recovery is forecast until the second half of fiscal 2003, sales of electronic metals are expected to increase, reflecting increased production of invar and copper materials.

The recovery of the electronic metal business is expected to result in improved income for the segment as a whole.

Due to these factors, in fiscal 2003, YAMAHA projects consolidated net sales of ¥530.0 billion, a 5.1% increase from fiscal 2002, consolidated recurring profits of ¥18.5 billion, a 140.9% increase, and consolidated net income of ¥14.0 billion, compared with a net loss of ¥10.2 billion.

4. FISCAL 2002 FINANCIAL POSITION

(1) Cash Flows

During the term under review, cash and cash equivalents (hereinafter "cash") increased ¥6,821 million, to ¥40,571 million, compared with a ¥656 million decrease during fiscal 2001.

Cash Flows from Operating Activities

Income before income taxes and minority interests amounted to a loss of ¥5,784 million compared with income of ¥23,491 million in the previous term. Net cash used in operating activities amounted to ¥29,016 million, compared with ¥9,089 million used during the previous term, mainly owing to the revaluation of the Company's shareholdings, the deliberate reduction of inventories, and a reduction in accounts receivable.

Cash Flows from Investing Activities

The level of capital investment roughly matched the level of amortization and depreciation during the term. However, because proceeds from the sale of investment securities amounted to ¥4,074 million, cash used in investing activities totaled ¥10,437 million, compared with ¥5,441 million in the previous term-at which the Company recorded ¥9,137 million of gains on sale of tangible fixed assets.

Cash Flows from Financing Activities

Cash used for repayments of short-term loans and other financing activities resulted in net cash used in financing activities of ¥12,880 million, compared with ¥12,987 million in cash provided by financing activities during the previous term.

(2) Financial Outlook for Fiscal 2003

During fiscal 2003, improved earnings and a further reduction in inventories should result in stable cash flows. Cash outflows from capital investment are expected to increase from fiscal 2002. However, the Company plans to ensure that such outflows remain below the amount of the amortization and depreciation expense. Regarding cash flows from financing activities, YAMAHA plans to minimize short-term borrowings by ensuring that cash used in investing activities is less than cash provided by operating activities.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2002 (as of March 31, 2002)	FY2001 (as of March 31, 2001)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 41,074**	¥ 32,885	¥ 8,189
Notes and accounts receivable	**74,519**	88,466	(13,947)
Marketable securities	**356**	1,349	(993)
Inventories	**84,264**	97,664	(13,400)
Deferred income taxes	**9,332**	9,201	131
Other current assets	**4,267**	5,094	(827)
Allowance for doubtful accounts	**(2,675)**	(2,788)	113
Total current assets	**211,140**	231,872	(20,732)
Fixed assets:			
Tangible assets			
Buildings and structures	**70,745**	77,617	(6,872)
Machinery and equipment	**22,401**	23,664	(1,263)
Tools, furniture and fixtures	**13,039**	10,852	2,187
Land	**78,069**	48,619	29,450
Construction in progress	**1,003**	2,363	(1,360)
Total tangible assets	**185,261**	163,117	22,144
Intangible assets			
Excess of cost over net assets acquired of subsidiaries	**173**	333	(160)
Other intangible assets	**1,028**	714	314
Total intangible assets	**1,202**	1,047	155
Investments and other assets			
Investment securities	**76,307**	84,980	(8,673)
Long-term loans	**2,680**	3,274	(594)
Guarantee deposits for leased real estate	**5,087**	5,185	(98)
Deferred income taxes	**26,384**	28,876	(2,492)
Other assets	**2,545**	5,218	(2,673)
Allowance for doubtful accounts	**(947)**	(1,086)	139
Total investments and other assets	**112,058**	126,449	(14,391)
Total fixed assets	**298,522**	290,614	7,908
Total assets	**¥509,663**	¥522,486	¥(12,823)

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2002 (as of March 31, 2002)	FY2001 (as of March 31, 2001)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥ 36,880**	¥ 48,924	¥(12,044)
Short-term loans	**47,871**	58,349	(10,478)
Current portion of long-term debt	**4,363**	10,160	(5,797)
Accrued expenses	**41,987**	40,888	1,099
Income taxes payable	**1,224**	1,858	(634)
Earmarked trade advances	**3,742**	4,417	(675)
Deferred income taxes	**65**	34	31
Reserve for after-care expenses	**138**	155	(17)
Warranty reserve	**3,033**	3,013	20
Reserve for product return adjustment	**65**	65	0
Unrealized profit on deferred payments	**672**	879	(207)
Other current liabilities	**4,452**	6,624	(2,172)
Total current liabilities	**144,498**	175,371	(30,873)
Long-term liabilities:			
Convertible bonds	**24,317**	24,317	—
Long-term debt	**19,615**	10,478	9,137
Deferred income taxes	**316**	257	59
Deferred income taxes on land revaluation	**14,638**	1,632	13,006
Accrued employees' retirement benefits	**59,074**	67,250	(8,176)
Directors' retirement benefits	**859**	792	67
Long-term deposits received	**38,472**	40,592	(2,120)
Other fixed liabilities	**1,191**	1,341	(150)
Total long-term liabilities	**158,486**	146,662	11,824
Total liabilities	**302,984**	322,034	(19,050)
MINORITY INTERESTS	**4,712**	3,718	994
SHAREHOLDERS' EQUITY			
Common stock	**28,533**	28,533	—
Additional paid-in capital	**26,924**	26,924	—
Reserve for land revaluation	**16,482**	8,269	8,213
Retained earnings	**157,589**	170,496	(12,907)
Revaluation gains/losses on other securities	**766**	308	458
Translation adjustments	**(28,280)**	(37,794)	9,514
	202,014	196,739	5,275
Treasury stock, at cost	**(49)**	(5)	(44)
Total shareholders' equity	**201,965**	196,733	5,232
Total liabilities and shareholders' equity	**¥509,663**	¥522,486	¥(12,823)

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statement of Operations

	FY2002 (April 1, 2001–March 31, 2002)		FY2001 (April 1, 2000–March 31, 2001)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales	**¥504,406**	**100.0**	¥519,104	100.0	¥(14,698)
Cost of sales:	**340,646**	**67.5**	346,419	66.7	(5,773)
Gross profit	**163,759**	**32.5**	172,684	33.3	(8,925)
Unrealized profit	**235**		219		16
Total gross profit	**163,994**	**32.5**	172,904	33.3	(8,910)
Selling, general and administrative expenses:					
Sales commissions	**2,640**		2,542		98
Transport expense	**12,095**		11,848		247
Advertising and sales promotion expenses	**22,455**		22,052		403
Various reserves	**6,782**		7,271		(489)
Personnel expenses	**60,483**		58,131		2,352
Rent	**4,853**		4,953		(100)
Depreciation and amortisation	**5,470**		6,712		(1,242)
Other	**38,171**		36,388		1,783
Total selling, general and administrative expenses	**152,951**	**30.3**	149,902	28.9	3,049
Operating income	**11,043**	**2.2**	23,001	4.4	(11,958)
Non-operating income:					
Interest received	**477**		579		(102)
Dividends received	**258**		558		(300)
Equity in earnings of unconsolidated subsidiaries and affiliates	**2,993**		2,434		559
Other	**1,410**		1,761		(351)
Total non-operating income	**5,140**	**1.0**	5,333	1.0	(193)
Non-operating expenses:					
Interest paid	**2,911**		3,014		(103)
Cash discounts	**4,477**		4,391		86
Equity in loss of unconsolidated subsidiaries and affiliates	**—**		0		0
Loss on foreign exchange	**352**		879		(527)
Other	**762**		811		(49)
Total non-operating expenses	**8,503**	**1.7**	9,097	1.7	(594)
Recurring profit	**7,680**	**1.5**	19,238	3.7	(11,588)
Other profit:					
Gain on sale of fixed assets	**99**		5,795		(5,696)
Reversal of allowances	**741**		381		360
Gain on sale of investment securities	**3,694**		3,152		542
Total other profit	**4,536**	**0.9**	9,329	1.8	(4,793)
Other loss:					
Loss on removal of fixed assets	**1,771**		1,709		62
Loss on sale of investment securities	**27**		—		27
Loss from revaluation on investment securities	**14,857**		513		14,344
Loss on revaluation of stock in subsidiaries	**283**		—		283
Special retirement benefits	**1,061**		—		1,061
Loss from revaluation on golf club membership	**—**		32		(32)
Cumulative effect of accounting change with respect to prior service cost of the pension plan	**—**		2,820		(2,820)
Total other loss	**18,001**	**3.5**	5,075	1.0	12,926
Income before income taxes and minority interests	**(5,784)**	**(1.1)**	23,491	4.5	(29,275)
Current income taxes (benefit)	**1,507**	**0.3**	2,900	0.5	(1,393)
Deferred income taxes (benefit)	**2,429**	**0.5**	6,826	1.3	(4,397)
Minority interests	**551**	**0.1**	444	0.1	107
Net income (loss)	**¥ (10,274)**	**(2.0)**	¥ 13,320	2.6	¥(23,594)

Note: Figures of less than ¥1 million have been omitted.

(3) Retained Earnings

	Millions of yen			
	FY2002 (April 1, 2001–March 31, 2002)		FY2001 (April 1, 2000–March 31, 2001)	
Balance at beginning of period		**¥170,496**		¥157,962
Additional retained earnings:				
Effect of change in scope of consolidation	**¥ 474**		¥ 957	
Effect of change in interests in subsidiaries	**15**		—	
Reversal of reserve for land revaluation	**0**		62	
Reversal of reserve for land revaluation resulting from interest change in subsidiaries	**82**	**573**	—	1,019
Deduction from retained earnings:				
Effect of change in scope of consolidation	**607**		23	
Effect of change in interests in subsidiaries	**945**		542	
Cash dividends paid	**1,652**		1,239	
Bonuses to directors and statutory auditors	**1**	**3,206**	1	1,806
Net income (loss)		**(10,274)**		13,320
Balance at end of period		**¥157,589**		¥170,496

(4) Consolidated Statement of Cash Flows

	Millions of yen	
	FY2002 (April 1, 2001– March 31, 2002)	FY2001 (April 1, 2000– March 31, 2001)
Cash flows from operating activities:		
Income before income taxes and minority interests	**¥ (5,784)**	¥ 23,491
Depreciation and amortization	**18,767**	17,310
Amortization of consolidation goodwill	**152**	138
Allowance for doubtful accounts	**(507)**	(126)
Loss from revaluation of investment securities	**14,857**	513
Loss on revaluation of stock in subsidiaries	**283**	—
Loss from revaluation of golf club membership fees	**—**	32
Increase (decrease) in employees' retirement benefits, net of payments	**(8,210)**	(957)
Interest and dividend income	**(736)**	(1,137)
Interest expenses	**2,911**	3,014
Net loss (gain) on foreign exchange	**63**	879
Equity in earnings of unconsolidated subsidiaries and affiliates	**(2,993)**	(2,433)
Gain on sale of investment securities	**(3,694)**	(3,152)
Loss on sale of investment securities	**27**	—
Gains on sale of fixed assets	**(99)**	(5,795)
Loss on disposal of fixed assets	**1,771**	1,709
Decrease (increase) in accounts and notes receivable—trade	**18,794**	(8,058)
Decrease (increase) in inventories	**18,532**	(14,863)
Increase (decrease) in accounts and notes payable	**(15,715)**	(5,669)
Decrease in employee savings account	**—**	(8,381)
Other, net	**(5,058)**	(684)
Subtotal	**33,360**	(4,170)
Interest and dividends receivable	**746**	1,113
Interest paid	**(2,918)**	(2,938)
Income taxes paid, net of payment	**(2,171)**	(3,094)
Net cash used in operating activities	**29,016**	(9,089)
Cash flows from investing activities:		
Purchases of fixed assets	**(14,876)**	(15,082)
Proceeds from sale of fixed assets	**888**	9,137
Purchases of investment securities	**(858)**	(3,546)
Proceeds from sale of investment securities	**4,074**	3,381
Payment for loans receivable	**(714)**	(255)
Collection of loans receivable	**1,292**	905
Other, net	**(242)**	18
Net cash used in investing activities	**(10,437)**	(5,441)
Cash flows from financing activities:		
Decrease (increase) in short-term loans	**(13,241)**	13,534
Proceeds from long-term debt	**8,178**	8,112
Repayments of long-term debt	**(5,665)**	(7,197)
Cash dividends paid	**(1,652)**	(1,239)
Cash dividends paid to minority shareholders	**(468)**	(242)
Proceeds from stock issued to minority shareholders	**—**	22
Other, net	**(31)**	(3)
Net cash provided by financing activities	**(12,880)**	12,987
Effect of exchange rate changes on cash and cash equivalents	**1,122**	887
Net increase (decrease) in cash and cash equivalents	**6,821**	(656)
Cash and cash equivalents at beginning of period	**32,725**	33,632
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	**1,025**	351
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation	**—**	(602)
Cash and cash equivalents at end of period	**¥40,571**	¥32,725

(5) Basic Items for the Preparation of the Consolidated Financial Statement

1. Scope of Consolidation

Consolidated subsidiaries: 82 corporations

During fiscal 2002, a total of 13 subsidiaries, (three overseas subsidiaries and ten Japanese subsidiaries) were brought into the consolidated group. In addition, four Japanese subsidiaries were removed from the consolidated group.

The names of major consolidated subsidiaries are listed in "1. The YAMAHA Group."

The effect of the assets, net sales, net income/loss and retained earnings of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries on the consolidated financial results was immaterial.

2. Application of Equity Method

Of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries, Yamaha Motor Co., Ltd. and 2 other affiliates are accounted for by the equity method.

As for Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries and Yamaha–Olin Metal Corporation, and other affiliates to which the equity method has not been applied, the effect of their net income/loss and retained earnings on the consolidated financial results was immaterial.

3. Fiscal Year of Consolidated Subsidiaries

Settlement days for consolidated subsidiaries, with the exception of the following 21 companies, are all the same as that for the Company.

P.T. Yamaha Indonesia
P.T. Yamaha Music Indonesia (Distributor)
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
P.T. Yamaha Electronics Manufacturing Indonesia
Yamaha de Mexico, S. A. de C. V.
Yamaha Electronics Manufacturing (M) Sdn, Bhd.
Tianjin Yamaha Electronic Musical Instruments, Inc.
Guanzhou Yamaha–Pearl River Piano Inc.
Xiaoshan Yamaha Musical Instrument Co., Ltd.
Yamaha Music (Asia) PTE. LTD. (and 9 other corporations)

The financial statements of the above 21 companies, all of whose fiscal year-end is December 31, are included in the consolidated financial statements on the basis of their fiscal year after making appropriate adjustments for significant transactions during the period from their fiscal year-end to the date of the Company's fiscal year-end.

4. Accounting Standards

a) Basis and Method of Evaluation of Significant Assets

Marketable securities

Securities to be held until maturity at amortized cost (straight-line method)

Other marketable securities

With market value .... At fair value (changes in fair value are recorded in a separate component of shareholders' equity in an amount of net of tax, and the periodic average method is used to calculate the original cost)

Without market value .... At cost, determined by the periodic average method

Derivatives .... At fair value

Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

b) Method of Depreciation

Tangible fixed assets

Mainly calculated by the declining-balance method except that certain consolidated subsidiaries employ the straight-line method at rates based on the estimated useful lives of the respective assets.

Useful lives of tangible fixed assets are as follows:
Buildings: 31-50 years (attachment facilities are mainly 15 years)
Structures: 10-30 years
Machinery and Equipment: 4-11 years
Tools, furniture and fixtures: 5-6 years (metallic molds are mainly two years)

c) Accounting for Reserves and Benefits

Allowance for doubtful accounts

The amount of allowance for normal accounts is determined based on past write-off experience, and the amount of allowance for doubtful accounts is determined based on a review of the collectibility of individual receivables.

Warranty reserve

The warranty reserve is provided to cover costs for possible repairs that may be claimed by customers after the Company's sales. The amount of this reserve is either individually estimated or calculated based on a percentage of the amount or volume of sales after considering past experience with repairs to products under warranty.

Accrued employees' retirement benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the fiscal period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Directors' retirement benefits

Directors' retirement benefits are provided at 100% of the amount that would be required as of the balance sheet date based on the Company' s internal rules.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedged Items and Hedging Instruments

Hedged items	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated call
Hedging instruments	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. *Valuation of Assets and Liabilities of Consolidated Subsidiaries*

Assets and liabilities of subsidiaries are valued using the full fair value method under which the full amount of the assets and liabilities of a subsidiary is marked to fair value as of the date of acquisition of the control.

6. *Excess of Costs over Net Assets of Acquired Subsidiaries*

The excess of costs over the net assets of acquired subsidiaries is amortized over a period of five years on a straight-line basis.

7. *Appropriations of Retained Earnings*

The accompanying consolidated statements of retained earnings have been prepared based on the appropriations approved by shareholders through the end of the fiscal period.

8. *Scope of Cash Equivalents in Consolidated Statements of Cash Flows*

All highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Change in Presentation

Consolidated Balance Sheets

Through the previous fiscal year, golf course development expenses were included in "Buildings and structures" but have been presented in "Land" in the current fiscal year due to the revaluation of land for business use. In the previous year, golf course development expenses in "Buildings and structures" amounted to ¥7,657 million.

(7) Additional Information

Accounting Standard for Financial Instruments

Effective the year beginning April 2001, the Company adopted a new accounting standard for other securities with quoted market price. ("Opinion Concerning the Establishment of an Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council (the "BADC") on January 22, 1999). As a result, the Company and its unconsolidated subsidiaries and affiliates accounted for by the equity method recorded net unrealized gains on other securities of ¥766 million, and deferred tax liabilities of ¥590 million.

(8) Other Notes

NOTES TO THE CONSOLIDATED BALANCE SHEETS

	At March 31, 2002	At March 31, 2001
1. Accumulated Depreciation	¥226,483 million	¥210,744 million
2. Mortgaged Assets		
Of cash and bank deposits	¥ 30 million	¥ 30 million
Of marketable securities	60	1,149
Of tangible fixed assets	13,651	16,316
Of investments and other assets	2,423	1,449
Total	¥16,165 million	¥18,945 million
3. Investments in Non-Consolidated Subsidiaries and Affiliates		
Investment securities	¥51,026 million	¥46,138 million
Other assets	604	3,154

	At March 31, 2002	At March 31, 2001
4. Contingent Liabilities	¥129 million	¥229 million
5. Discount on Export Bills Receivable	¥1,386 million	¥1,404 million

6. Revaluation of Land

The Company, three consolidated subsidiaries and an equity method-applied company have carried out the revaluation of landholdings in accordance with the Law regarding the Partial Revision to the Land Revaluation Law (Law No. 24, published on March 31, 1998).

a) Date of Revaluation

A consolidated subsidiary and an equity method-applied company:	March 31, 2000
The Company and two consolidated subsidiaries:	March 31, 2002

b) Revaluation Method

The Company and three consolidated subsidiaries determined the value of their land based on the values registered in the land tax list or the supplementary land tax list specified in No. 10 or No. 11 of Article 341 of the Local Tax Law governed by Item 3 of Article 2 of the Enforcement Order for the Land Revaluation Law (Cabinet Order No. 119, published on March 31, 1998). An equity method-applied company determined the value of its land based on a reasonable adjustment to the value determined by the method which the Commissioner of the National Tax Administration established and published in order to determine the land value which is the underlying basis for the assessment of land value tax specified in Article 16 of the Local Tax Law governed by Item 4 of Article 2 of the Enforcement Order for the Land Revaluation Law.

c) Revaluation Difference	At March 31, 2002	At March 31, 2001
Land revalued as of March 31, 2002:		
Book value before revaluation	¥46,696 million	¥— million
Book value after revaluation	¥67,997	¥—

d) Difference between current market value at year-end and book value after revaluation

Land revalued as of March 31, 2000	¥(3,025) million	¥(1,441) million

7. Accounting for Matured Notes at the End of the Year

Although the closing date of the current fiscal period was a holiday for financial institutions, the following notes, which matured on that date, were excluded from the balance of the notes at the end of the year as if they had been settled on a maturity basis.

	At March 31, 2002	At March 31, 2001
Notes receivable	¥1,604 million	¥2,328 million
Notes payable	1,015	1,187

8. Deferred Hedge Losses

Deferred hedge losses	¥100 million	¥417 million
Deferred hedge gains	1	31
Deferred hedge losses (net)	¥99 million	¥386 million

NOTES TO THE STATEMENTS OF INCOME

	FY2002	FY2001
1. Significant Components of Reversal of Allowances:		
Allowance for doubtful accounts	¥ — million	¥ 72 million
Reserve for after-care expenses	132	111
Warranty reserve	1,692	2,499
Accrued employees' retirement benefits	4,755	4,354
Directors' retirement benefits	201	234
2. General Administrative Expenses and R&D Expenses Included in Current Manufacturing Expenses	¥22,539 million	¥21,158 million
3. Reversal of Allowances		
Allowance for doubtful accounts	¥219 million	¥— million
Reserve for after-care expenses	13	22
Warranty reserve	509	359

NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation between Cash and Cash Equivalents and Cash and Bank Deposits in the Consolidated Balance Sheets

	FY2002	FY2001
Cash and bank deposits	¥41,074 million	¥32,885 million
Time deposits with a maturity of more than three months	(502)	(160)
Cash and cash equivalents	¥40,571 million	¥32,725 million

6. SEGMENT INFORMATION

(1) Business Segments (FY2002 ended March 31, 2002)

(Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥286,920	¥95,214	¥45,714	¥36,628	¥21,590	¥18,339	¥504,406	¥ —	¥504,406
Intersegment sales or transfers	—	—	—	2,471	—	—	2,471	(2,471)	—
Total sales	286,920	95,214	45,714	39,099	21,590	18,339	506,878	(2,471)	504,406
Operating expenses	282,182	92,176	44,667	34,748	23,331	18,728	495,834	(2471)	493,362
Operating income (loss)	¥ 4,738	¥ 3,037	¥ 1,046	¥ 4,351	¥ (1,741)	¥ (389)	¥ 11,403	¥ —	¥ 11,043
Assets	¥264,227	¥45,887	¥20,124	¥38,413	¥62,666	¥78,343	¥509,663	—	¥509,663
Depreciation	8,373	1,877	1,505	3,068	2,893	1,050	18,767	—	18,767
Capital expenditure	¥ 8,837	¥ 2,133	¥ 851	¥ 1,921	¥ 1,867	¥ 1,015	¥ 16,627	¥ —	¥ 16,627

Notes: 1. Business Sectors:
Divided into the categories of musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other based on consideration of similarities of product type, characteristics and market, etc.
2. Major products and services of each business segmentare shown in "1. The Yamaha Group" on page 3.

(FY2001 ended March 31, 2001)

(Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥284,901	¥100,197	¥46,944	¥43,221	¥21,771	¥22,067	¥519,104	¥ —	¥519,104
Intersegment sales or transfers	—	—	1,661	3,803	—	—	5,464	(5,464)	
Total sales	284,901	100,197	48,605	47,025	21,771	22,067	524,569	(5,464)	519,104
Operating expenses	272,610	96,293	47,712	40,371	23,055	21,524	501,567	(5,464)	496,102
Operating income (loss)	¥ 12,290	¥ 3,904	¥ 892	¥ 6,654	¥ (1,283)	¥ 543	¥ 23,001	¥ —	23,001
Assets	¥248,057	¥58,509	¥21,529	¥44,289	¥74,990	¥75,110	¥522,486	¥ —	¥522,486
Depreciation	7,224	1,783	1,554	2,653	2,959	1,135	17,310	—	17,310
Capital expenditure	¥ 6,117	¥ 1,587	¥ 991	¥ 2,834	¥ 1,392	¥ 1,846	¥ 14,770	¥ —	¥ 14,770

(2) Geographical Segments (FY2002 ended March 31, 2002)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥304,945	¥92,246	¥73,260	¥ 33,954	¥504,406	¥ —	¥504,406
Intersegment sales or transfers	136,211	2,135	493	68,063	206,902	(206,902)	—
Total sales	411,156	94,381	73,753	102,017	711,309	(206,902)	504,406
Operating expenses	437,937	90,897	73,103	98,283	700,222	(206,859)	493,362
Operating income (loss)	¥ 3,219	¥ 3,484	¥ 649	¥ 3,733	¥ 11,087	¥ (43)	¥ 11,043
Assets	¥410,969	¥40,077	¥28,515	¥ 47,260	¥526,821	¥ (17,158)	¥509,663

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2001 ended March 31, 2001)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥327,414	¥89,546	¥72,719	¥29,423	¥519,104	¥ —	¥519,104
Intersegment sales or transfers	150,541	1,630	603	65,043	217,819	(217,819)	—
Total sales	477,956	91,177	73,323	94,466	736,924	(217,819)	519,104
Operating expenses	464,552	85,421	71,975	91,434	713,384	(217,281)	496,102
Operating income (loss)	¥ 13,404	¥ 5,755	¥ 1,348	¥ 3,032	¥ 23,539	¥ (538)	¥ 23,001
Assets	¥422,228	¥44,902	¥31,847	¥45,364	¥544,343	¥ (21,857)	¥522,486

(3) Overseas Sales (FY2002 ended March 31, 2002)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥93,524**	**¥73,458**	**¥47,472**	**¥214,455**
Net sales	—	—	—	**504,406**
% of net sales	**18.5%**	**14.6%**	**9.4%**	**42.5%**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2001 ended March 31, 2001)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥91,720	¥72,957	¥45,886	¥210,565
Net sales	—	—	—	519,104
% of net sales	17.7%	14.1%	8.8%	40.6%

7. LEASE TRANSACTIONS

[Lessee]

(1) Finance Lease Transactions Other than Those that Transfer Ownership of the Leased Assets to the Lessee

a) Acquisition costs, accumulated depreciation and net book value

(Millions of yen)

	FY2002 (Year ended March 31, 2002)			FY2001 (Year ended March 31, 2001)		
	Tools and equipment	Other	Total	Tools and equipment	Unrealized Other	Total
Acquisition costs	**¥4,195**	**¥1,159**	**¥5,355**	¥5,505	¥1,066	¥6,572
Accumulated depreciation	**2,620**	**776**	**3,397**	3,112	706	3,819
Net book value	**1,574**	**382**	**1,957**	2,393	359	2,752

Note: Acquisition costs include interest expenses since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

b) Future minimum lease payments

(Millions of yen)

	FY2002 (Year ended March 31, 2002)	FY2001 (Year ended March 31, 2001)
Due within one year	**¥ 875**	¥1,218
Due over one year	**1,082**	1,534
Total	**¥1,957**	¥2,752

Note: Future minimum lease payments include interest expenses since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

c) Lease payments and depreciation

(Millions of yen)

	FY2002 (Year ended March 31, 2002)	FY2001 (Year ended March 31, 2001)
Lease payments	**¥1,124**	¥1,473
Depreciation	**1,124**	1,473

d) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

(2) Operating Lease Transactions

a) Future minimum lease payments

(Millions of yen)

	FY2002 (Year ended March 31, 2002)	FY2001 (Year ended March 31, 2001)
Due within one year	**¥ 458**	¥350
Due over one year	**587**	304
Total	**¥1,045**	¥655

[Lessor]

(1) Finance Lease Transactions Other than Those that Transfer Ownership of the Leased Assets to the Lessee

a) Acquisition costs, accumulated depreciation and net book value

(Millions of yen)

	FY2002 (Year ended March 31, 2002)	FY2001 (Year ended March 31, 2001)
Acquisition costs	**¥5,127**	¥—
Accumulated depreciation	**3,469**	—
Net book value	**1,657**	—

b) Future minimum lease receivables

(Millions of yen)

	FY2002 (Year ended March 31, 2002)	FY2001 (Year ended March 31, 2001)
Due within one year	**¥ 962**	¥—
Due over one year	**1,831**	—
Total	**¥2,793**	—

Note: Future minimum lease receivables includes interest income since the balance of future minimum lease receivables and estimated residual values accounts for only a small percentage of trade receivables as of the balance sheet date.

c) Lease receivables and depreciation

(Millions of yen)

	FY2002 (Year ended March 31, 2002)	FY2001 (Year ended March 31, 2001)
Lease receivables	**¥1,173**	¥—
Depreciation	**606**	—

8. MARKETABLE SECURITIES

(1) Held-to-Maturity Securities at Market Value

(Millions of yen)

	FY2002 (Year ended March 31, 2002)			FY2001 (Year ended March 31, 2001)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Securities whose fair value exceeds their carrying value:						
Government bonds	¥ 270	¥ 272	¥ 2	¥ 69	¥ 71	¥ 1
Corporate bonds	1,631	1,646	14	2,181	2,210	28
Others	1,250	1,268	18	1,950	1,981	30
Subtotal	¥3,152	¥3,187	¥35	¥4,202	¥4,262	¥60
Securities whose carrying value exceeds their fair value:						
Government bonds	¥ —	¥ —	¥—	¥ —	¥ —	¥—
Corporate bonds	300	299	(0)	100	99	(0)
Others	199	199	(0)	99	99	(0)
Subtotal	¥ 499	¥ 498	¥(1)	¥ 199	¥ 199	¥ (0)
Total	¥3,652	¥3,686	¥33	¥4,402	¥4,462	¥59

(2) Available-for-Sales Securities at Market Value

(Millions of yen)

	FY2002 (Year ended March 31, 2002)			FY2001 (Year ended March 31, 2001)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Securities whose carrying value exceeds their acquisition cost:						
Stocks	¥ 3,586	¥ 6,087	¥ 2,501	¥—	¥—	¥—
Bonds	43	50	7	—	—	—
Government bonds	—	—	—	—	—	—
Corporate bonds	43	50	7	—	—	—
Others	—	—	—	—	—	—
Others	—	—	—	—	—	—
Subtotal	¥ 3,630	¥ 6,138	¥ 2,508	¥—	¥—	¥—
Securities whose acquisition cost exceeds their carrying value:						
Stocks	¥16,022	¥14,980	¥(1,042)	¥—	¥—	¥—
Bonds	—	—	—	—	—	—
Government bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Others	—	—	—	—	—	—
Others	49	45	(3)	—	—	—
Subtotal	¥16,072	¥15,026	¥(1,045)	¥—	¥—	¥—
Total	¥19,702	¥21,164	¥ 1,462	¥—	¥—	¥—

(3) Other Securities Sold during the Fiscal Year

(Millions of yen)

	FY2002 (Year ended March 31, 2002)	FY2001 (Year ended March 31, 2001)
Sales value	**¥4,028**	¥3,312
Profit on sales	**3,648**	3,152
Loss on sales	**(27)**	0

(4) Book Value of Securities without Market Value

(Millions of yen)

	FY2002 (Year ended March 31, 2002)	FY2001 (Year ended March 31, 2001)
Other securities Unlisted securities (except for over-the-counter traded securities)	**¥808**	¥934

(5) Scheduled Redemption Value of Other Securities with Maturity Dates and Held-to-Maturity Securities

(Millions of yen)

	FY2002 (Year ended March 31, 2002)				FY2001 (Year ended March 31, 2001)			
	Within one year	Between one and five years	Between five and ten years	Over ten years	Within one year	Between one and five years	Between five and ten years	Over ten years
Government bonds	**¥ —**	**¥ 270**	**¥—**	**¥—**	¥ —	¥ 70	¥—	¥—
Corporate bonds	**310**	**1,620**	**—**	**—**	550	1,730	—	—
Others	**45**	**1,450**	**—**	**—**	800	1,250	—	—
Total	**¥356**	**¥3,340**	**¥—**	**¥—**	¥1,350	¥3,050	¥—	¥—

Notes:

9. DERIVATIVE TRANSACTIONS)

(1) Items Related to the Status of Derivative Transactions

a) Description of transactions and purpose of usage

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options (purchased options with foreign currency-denominated put and yen-denominated call) to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions.

b) Policy

Currency-related derivative transactions are done within the limit of actual foreign transactions, and not for investment purposes.

c) Description of risks associated with derivative transactions

Currency-related forward foreign exchange contracts have risks regarding fluctuations of foreign exchange rates.

Currency options are limited to purchased options with foreign currency-denominated put an yen-denominated call, and there are no risks regarding fluctuations of foreign exchange rates other than option fee.

d) Risk management of financial derivatives

Currency-related derivative transactions, based on the above "b) Policy," are done in accordance with the internal management rules of each company.

The financial section of the Company is responsible for such transactions, and the internal management rules specifies the role of the financial section, their duty to report their activities to the top management and other related divisions and the limit of transactions.

The balance of derivative transactions and other information regarding foreign exchange are reported to the top management after each transaction is held and also at the monthly meeting.

(2) Description of Market Value of the Financial Derivatives

Derivative transactions, other than receivables and payables denominated in foreign currencies, were removed from the scope of disclosure because they apply to hedge accounting.

10. ACCOUNTING FOR RETIREMENT ALLOWANCES

(1) Overview of Retirement Benefits

The Company and its domestic consolidated subsidiaries have defined benefit plans such as welfare pension plans (the Company and four domestic consolidated subsidiaries), tax-qualified pension plans (the Company and six domestic consolidated subsidiaries) and lump-sum payment plans. Additional retirement benefits may be paid to retired employees in certain cases. Certain consolidated subsidiaries have either defined benefit plans or defined contribution plan.

(2) Retirement Benefits Expenses

	FY2002	FY2001
Service cost	¥6,379 million	¥6,498 million
Interest cost	5,446	5,223
Expected return on plan assets	(3,255)	(3,215)
Amortization of past service cost	(175)	(43)
Amortization of actuarial gain/loss	1,140	—
Amortization of net retirement obligation at transition	—	2,820
Additional retirement benefit expenses	2,234	1,039
Total	¥11,769 million	¥12,322 million

(3) Assumptions and Policies Adopted in the Calculation of Retirement Benefits Obligations

	At March 31, 2002	At March 31, 2001
Discount rate	2.5%	3.5%
Expected return on plan assets	4.0%	4.0%
Attribution method of retirement benefits to the period	Straight-line method for the years of services	Straight-line method for the years of services
Amortization of past service cost	10 years (straight-line method)	10 years (straight line method)
Amortization of actuarial gain/loss	10 years (straight-line method)	10 years (straight line method)
Amortization of net retirement obligation at transition	—	Fully recognized as other expense when incurred

11. TAX-EFFECT ACCOUNTING

(1) Principal Deferred Tax Assets and Tax Liabilities

Deferred tax assets:	
Revaluation loss on inventories	¥1,880 million
Allowance for doubtful accounts	1,188
Depreciation, excess	9,336
Revaluation loss on investment securities	7,477
Unpaid bonuses	2,629
Reserve warranty	971
Accrued employees' retirement benefits	20,569
Net operating loss carry forward	19,667
Other	8,808
Subtotal	¥72,499 million
Valuation allowance	(33,682) million
Total deferred tax assets	¥38,816 million
Deferred tax liabilities:	
Reserves deductible for Japanese tax purposes	¥(1,693) million
Appraisal loss for other marketable securities	(589)
Other	(1,199)
Total deferred tax liabilities	¥(3,481) million
Net deferred tax assets	¥35,335 million

Exhibit 10

平成 14年 3月期　決算短信（連結）

平成 14年 5月 17日

上場会社名　ヤマハ株式会社　上場取引所 東 大 名
コード番号　7951　本社所在都道府県 静岡県
（ URL http://www.yamaha.co.jp/ir/report/）
問合せ先 責任者役職名　執行役員 経理・財務部長
氏名　牧野時久　TEL (053) 460 - 2141
決算取締役会開催日　平成 14年 5月 17日
米国会計基準採用の有無　無

1．14年 3月期の連結業績（ 平成 13年 4月 1日 ～ 平成 14年 3月 31日）

(1)連結経営成績　（ 百万円未満切捨表示）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 3月期	504,406	△ 2.8	11,043	△ 52.0	7,680	△ 60.1
13年 3月期	519,104	△ 1.7	23,001	184.6	19,238	126.2

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
14年 3月期	△ 10,274	－	△ 49.75	－	△ 5.2	1.5	1.5
13年 3月期	13,320	－	64.50	61.84	6.4	3.6	3.7

(注)①持分法投資損益　14年 3月期　2,993百万円　13年 3月期　2,433百万円
②期中平均株式数（ 連結）　14年 3月期　206,508,465株　13年 3月期　206,518,383株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
14年 3月期	509,663	201,965	39.6	978.15
13年 3月期	522,486	196,733	37.7	952.62

(注)期末発行済株式数（ 連結）　14年 3月期　206,477,225株　13年 3月期　206,518,127株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
14年 3月期	29,016	△ 10,437	△ 12,880	40,571
13年 3月期	△ 9,089	△ 5,441	12,987	32,725

(4)連結範囲及び持分法の適用に関する事項
連結子会社数　82社　持分法適用非連結子会社数　- 社　持分法適用関連会社数　3社

(5)連結範囲及び持分法の適用の異動状況
連結（ 新規）　13社（ 除外）　4社　持分法（ 新規）　- 社（ 除外）　- 社

2．15年 3月期の連結業績予想（ 平成 14年 4月 1日 ～ 平成 15年 3月 31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	250,000	8,000	6,500
通期	530,000	18,500	14,000

（ 参考）1株当たり予想当期純利益（ 通期）　67円 80銭
※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料6ページ～7ページをご参照下さい。

（添付資料）

1．企業集団の状況

当社の企業集団は、当社、子会社110社及び関連会社17社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業を営んでおります。
各事業における主要製品と主要連結子会社の位置付けは概ね次の通りであります。
尚、事業区分は事業の種類別セグメントと同一であります。

事業区分	主要製品	主要連結子会社
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律	(株)ヤマハミュージック東京他販売子会社11社 Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Europa G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A. P.T.Yamaha Music Manufacturing Asia 天津雅馬哈電子楽器有限公司
ＡＶ・ＩＴ	オーディオ、情報通信機器	Yamaha Electronics Corporation, USA Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn.Bhd.
リビング	システムキッチン、バスタブ、洗面化粧台、家具、住設部材	ヤマハリビングテック(株)
電子機器・電子金属	半導体、特殊合金	ヤマハ鹿児島セミコンダクタ(株) ヤマハメタニクス(株)
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営	ヤマハリゾート(株) (株)キロロ開発公社
その他	ゴルフ・アーチェリーの用具、自動車用内装部品、ＦＡ機器、金型	ヤマハファインテック(株)

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。



国内
海外
楽器
AV・IT
リビング
電子機器・電子金属
レクリエーション
その他
ヤマハ㈱
国内販売会社
(連結子会社)
㈱ヤマハミュージック東京
他11社
ヤマハミュージックトレーディング㈱
ヤマハサウンドテック㈱
国内製造販売会社
(連結子会社)
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
国内製造会社
(連結子会社)
ヤマハミュージッククラフト㈱
国内関連事業会社
(連結子会社)
ミュージックリース㈱
国内製造会社
(連結子会社)
ディーエス㈱
国内販売会社
(連結子会社)
ワイズ㈱
国内製造販売会社
(連結子会社)
ヤマハリビングテック㈱
国内製造会社
(連結子会社)
ヤマハリビングプロダクツ㈱
国内製造会社
(連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
国内製造販売会社
(連結子会社)
ヤマハメタニクス㈱
レクリエーション事業会社
(連結子会社)
ヤマハリゾート㈱
㈱キロロ開発公社
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
㈱キロロアソシエイツ
㈱寸座ビラ
国内その他事業会社
(連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ヤマハファインテック㈱
ワイピー設備システム㈱
持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ
製品
部品
製品・部品
原材料
海外製造販売会社
(連結子会社)
Kemble & Company Ltd.
天津雅馬哈電子楽器有限公司
海外関連事業会社
(連結子会社)
Yamaha Exporting Inc.
海外製造会社
(連結子会社)
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
台湾山葉楽器製造股分有限公司
高雄山葉股分有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
海外販売会社
(連結子会社)
Yamaha Corporation of America
Yamaha Electronics Corporation,USA
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A. de C.V.
Yamaha de Panama S.A.
Yamaha Europa G.m.b.H.
Yamaha Elektronik Europe G.m.b.H.
Yamaha Scandinavia A.B.
Yamaha Musique France S.A.
Yamaha Electronique France S.A.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha Electronics (U.K.) Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
P.T. Yamaha Music Indonesia (Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music (Asia) Pte.Ltd.
他10社(内持分法適用関連会社1社)
功学社山葉楽器股分有限公司
Yamaha Electronics (China) Ltd.
Yamaha Electronics Asia Pte.Ltd.
海外製造会社
(連結子会社)
Yamaha Electronique Alsace S.A.
Yamaha Electronics Manufacturing (M) Sdn.Bhd
P.T. Yamaha Electronics Manufacturing Indonesia
(注) 次の会社名に使用している「分」には、正しくはにんべんが付きます。
台湾山葉楽器製造股分有限公司
高雄山葉股分有限公司
功学社山葉楽器股分有限公司

2. 経営方針

（1）経営の基本方針

当社は、世界の人々とともに、新たな感動と豊かな文化を創り続ける企業として２１世紀も成長を目指してまいります。そのために、経営意思決定のスピードを上げ、技術革新・激変する市場環境への適応力を強化し、常に高い品質の商品・サービスの開発・提供を行いお客様の期待に応えるとともに、経営資源の効果的な活用、業務の合理化・効率化を追求して「グローバルな企業競争力の獲得」に努めてまいります。併せて、ＩＴ・ネットワーク化への対応、地球環境保全に積極的に取り組むことにより、中期経営計画で掲げた３つの目標「成長へのチャレンジ」、「グループ連結経営」、「企業価値の増大・ブランドを輝かす」の具現化に注力してまいります。

（2）利益配分に関する基本方針

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り安定的な配当を実施することを基本方針としております。内部留保資金につきましては、業績の状況、財務状況を勘案しながら研究開発投資、設備投資および将来の事業拡大のための資金に充当してまいります。

（3）投資単位の引き下げに関する考え方および方針

平成 14 年５月 17 日開催の取締役会において、個人投資家が参加しやすい環境を整えるため、１単元の株式数を 1,000 株から 100 株に引き下げる事を決議いたしました。これにより、更なる当社株式の流通の活性化と投資家層の拡大が図られるものと期待しております。

変更日は平成14年８月１日を予定しており、同日付で証券取引所における売買単位も1,000株から100株に変更されることになっております。

（4）中長期的な経営戦略及び対処すべき課題

当社は、「感動を・ともに・創る」をブランドスローガンに掲げ、次の通り事業を展開してまいります。

1．ヤマハグループの事業を「音・音楽を中心とした中核事業群」、「生活・余暇事業群」、「部品・素材事業群」に大別し、それぞれの事業群毎に適した成長戦略に取り組みます。

① 「中核事業群」につきましては、事業効率を高め、効果的な投資などによる事業成長とグローバルな事業展開を推進します。

楽器事業では、商品力の強化とタイムリーな市場投入による国内市場の活力回復、海外市場、特に成長著しい中国、韓国市場の開拓、音楽制作市場での事業強化および成人需要拡大を図ります。ＡＶ・ＩＴ事業では、「ホームシアターNo.１戦略」推進による収益力堅持、市場構造変化に対応したＣＤ－Ｒ／RWドライブの新ビジネスモデルの構築、ブロードバンド化対応によるルータービジネスの拡大に取り組んでまいります。電子機器事業では、モバイル音源ビジネスの拡大と収益力の確保およびアミューズメント市場でのシェア拡大を進めてまいります。コンテンツ事業では、着信メロディー配信サービスのグローバル展開をさらに進めてまいります。メディア関連事業では、市場の活性化と新規ビジネスモデルの拡大を追求してまいります。

② 「生活・余暇事業群」につきましては、厳しい市場環境の中で、選択と集中による事業基盤の強化と収益の改善に注力します。

リビング事業では、重点商品への経営資源の戦略的集中によるシェアの拡大に努めます。レクリエーション事業では、集客力強化および各施設における運営子会社の収益改善に取り組みます。

③ 「部品・素材事業群」につきましては、中核事業で培ってきた技術を活かし、企業体力の範囲内でバランスのとれた成長を目指します。

電子金属事業、ＦＡ・金型事業では、ＩＴ関連市況の回復時期を睨みつつ、技術・製造面を中心として体質の強化を図ってまいります。自動車用内装部品事業では、商品競争力の強化と新規顧客の開拓を行います。

2．グループ連結経営を強化するため、基幹情報システムの再構築、グローバルな生産戦略・購買調達・品質管理の推進、ＩＴ・デジタル化に対応した特許戦略・特許取得強化、グループ内部資金・事業インフラの効果的な運用、効率的な物流体制の確立、グループでの遵法経営の推進に努めます。

以上により、中長期的にはＲＯＥ９％を目標といたします。

3．経営成績及び財政状態

（1）経営成績

1．当期の概況

当期におけるわが国経済は、住宅投資、個人消費の低迷が長期化し、期中を通じて民間設備投資が減少するなど、景気の回復がないまま推移しました。海外では、世界的な景気の減速傾向が米国同時多発テロ事件を機に一層顕著なものとなりましたが、期末にかけて米国とアジアの一部で持ち直しの気配がみられました。

このような状況の中で当社は、技術開発力の強化、生産効率の向上、内外販売拠点の整備・充実およびスタッフ業務改革、基幹情報システムの再構築を着実に進めてまいりました。また、魅力的な商品づくりに取り組み、新商品を市場に投入し、需要の喚起を図るとともに着信メロディー配信サービスをはじめとするコンテンツ、ソフト事業の拡大に努めました。

販売の状況につきましては、円安による増収はあったものの、国内市況の低迷、ＩＴ不況の長期化と市場の急激な変化により、情報通信機器、リビング、電子金属等が売上げ減少となったことから、売上高は5,044億6百万円（前期比2.8%減少）となりました。このうち、国内売上高は2,899億51百万円（前期比6.0%減少）、海外売上高は2,144億55百万円（前期比1.8%増加）となりました。

損益につきましては、減収による粗利益の減少に加え、昨年来の国内及び米国経済減速の中で増加した楽器事業及びＡＶ・ＩＴ事業における在庫の削減に伴う売価ダウン、製造損益の悪化により、経常利益は76億80百万（前期比60.1%減少）となりました。また、銀行株式を中心とする保有株式の株価下落による投資有価証券評価損の計上により損失が増加したことから、当期純損失は102億74百万円（前期は当期純利益133億20百万円）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、海外では米国景気の減速など市況悪化が進んだものの為替の円安傾向もあり横這いとなりました。また、国内では長期化する市況の低迷から売上げは振るいませんでした。教室収入につきましては、音楽教室が若干の売上げ減少となりましたが、英語教室は幼児コースを軸にして在籍生徒数が増加し順調に売上げを伸ばしました。コンテンツ配信収入は、着信メロディーサービスが前期に引き続きさらに拡大したことから大幅に伸長しました。

以上により、当事業の売上高は2,869億20百万円（前期比0.7%増加）、営業利益は47億38百万円（前期比61.4%減少）となりました。

（ＡＶ・ＩＴ事業）

オーディオは、ホームシアター関連商品等が売上げを伸ばしました。また、ビデオプロジェクターを発売し、映像ビジネスへの参入を果たしました。情報通信機器につきましては、ＩＴ関連不況のもと、ＣＤ－Ｒ／ＲＷドライブ、ルーターは低価格化の影響等で売上げ減少となりました。

以上により、当事業の売上高は952億14百万円（前期比5.0%減少）、営業利益は30億37百万円（前期比22.2%減少）となりました。

（リビング事業）

昨年来の住宅着工戸数減少による厳しい市場環境の中で売上げは微減となりました。また、損益面につきましては生産効率の向上などにより前期に続き改善しました。

以上により、当事業の売上高は457億14百万円（前期比2.6%減少）、営業利益は10億46百万円（前期比17.3%増加）となりました。

（電子機器・電子金属事業）

半導体につきましては、携帯電話用音源ＬＳＩは大幅に伸長したものの、その他の商品が市況悪化の影響を受け、売上げ減少となりました。

電子金属材料では、半導体の需要低迷によりリードフレーム材料が苦戦しました。

以上により、当事業の売上高は366億28百万円（前期比15.3%減少）、営業利益は43億51百万円（前期比34.6%減少）となりました。

（レクリエーション事業）

国内の観光業界が全般的に低迷する中で、集客数は増加したものの、売上単価が低下したことにより売上げは微減となりました。また、損益面につきましては営業力強化のために施設の追加改修を行ったこと等も加わり減益となりました。

以上により、当事業の売上高は215億90百万円（前期比0.8%減少）、営業損失は17億41百万円（前期は営業損失12億83百万円）となりました。

（その他の事業）

ゴルフ用品は振るわず、ＦＡ・金型事業、自動車用内装部品でも売上げ減少となったことから、当事業の売上高は183億39百万円（前期比16.9%減少）、営業損失は3億89百万円（前期は営業利益5億43百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高3,049億45百万円（前期比6.9%減少）、営業利益32億19百万円（前期比76.0%減少）、北米は売上高922億46百万円（前期比3.0%増加）、営業利益は34億84百万円（前期比39.5%減少）、欧州は、売上高は732億60百万円（前期比0.7%増加）、営業利益は6億49百万円（前期比51.8%減少）、アジア・オセアニア・その他の地域は、売上高は339億54百万円（前期比15.4%増加）、営業利益は37億33百万円（前期比23.1%増加）となりました。

2．次期の見通し

平成15年３月期の見通しにつきましては、以下の通りです。

楽器事業では、国内は市況の低迷が長期化する中、ピアノの売上げは減少しますが、コンテンツ、音響機器等が増収となり、全体では横這いを維持する見込みです。海外は景気の緩やかな回復により、ピアノ、管楽器、電子楽器等の増加による増収を見込んでおります。損益につきましては、国内は若干の改善に止まるものの、海外は増売による回復が見込まれ、全体としては増益を見込んでおります。

ＡＶ・ＩＴ事業では、ホームシアターを中心としたオーディオは国内、輸出とも増加し、ルーターも業務用に注力することで増収となる見込みです。ＣＤ－Ｒ／ＲＷは大幅減が予想されるものの、全体では増収を見込んでおります。損益につきましては、オーディオの増収とＣＤ－Ｒ／ＲＷの在庫適正化による粗利改善により増益となる見込みです。

リビング事業では、住宅着工数減少の中、リフォーム需要やホームビルダー販売ルートなどへの販売促進活動強化により売上げ微増を確保し、更なる製造物流コスト削減により、増益を見込んでおります。

電子機器・電子金属事業では、半導体は、市況回復傾向とはいえ競争激化が予想されますが、若干の増収を見込んでおり、電子金属は、本格的な市場回復は年の後半からと予想されるものの、インバー材と銅合金の増産により増収を見込んでおります。損益は、電子金属が回復することにより、増益となる見込みです。

レクリエーション事業では、不況の長期化による競争激化の中、販売促進策強化により集客増を継続し、売上げ単価はダウンするものの売上げは微増を確保する見込みです。損益につきましては、運営子会社分社化でのコスト改善が進むことにより、改善する見込みです。

以上により、平成15年３月期は売上高5,300億円（前期比5.1%増加）、経常利益185億円（前期比140.9%増加）、当期純利益140億円（前期は当期純損失10,274百万円）を予想しております。

（2）財政状態

１．当期の概況

当期における現金及び現金同等物（以下「資金」という。）は、前期に比べ68億21百万円増加（前期は6億56百万円減少）し、期末残高は、405億71百万円となりました。

（営業活動によるキャッシュ・フロー）

税金等調整前当期純損失が57億84百万円（前期は税金等調整前当期純利益234億91百万円）となったものの、損失の主な要因が保有株式の評価損であったことに加え、棚卸資産の削減が計画どおり進んだこと、売上債権が減少したこと等により、営業活動の結果得られた資金は290億16百万円（前期使用した資金は90億89百万円）となりました。

（投資活動によるキャッシュ・フロー）

設備投資は減価償却費の範囲内で実施いたしましたが、投資有価証券の売却による収入が40億74百万円あったこと等により、投資活動の結果使用した資金は104億37百万円（前期は有形固定資産の売却による収入が91億37百万円あったこと等により、使用した資金は54億41百万円）となりました。

（財務活動によるキャッシュ・フロー）

主に短期借入金の返済により、財務活動によって使用した資金は128億80百万円（前期得られた資金は129億87百万円）となりました。

２．次期の見通し

平成15年３月期の見通しにつきましては、営業活動キャッシュ・フローでは、収益が回復することに加え、さらに在庫を削減することにより資金を確保してまいります。投資活動キャッシュ・フローでは、設備投資額は前期を上回りますが、減価償却費と同程度となる予定です。財務活動キャッシュ・フローでは、投資活動キャッシュ・フローを営業活動キャッシュ・フローの範囲内で収めることにより、借入金の減少を図っていく予定です。

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

4. 連結財務諸表等

（1）連結貸借対照表

（単位：百万円）

科目	当期 (平成14.3.31) 金額	前期 (平成13.3.31) 金額	増減
（資産の部）			
Ⅰ 流動資産			
1. 現金及び預金	41,074	32,885	8,189
2. 受取手形及び売掛金	74,519	88,466	△13,947
3. 有価証券	356	1,349	△993
4. 棚卸資産	84,264	97,664	△13,400
5. 繰延税金資産	9,332	9,201	131
6. その他	4,267	5,094	△827
7. 貸倒引当金	△2,675	△2,788	113
流動資産合計	211,140	231,872	△20,732
Ⅱ 固定資産			
(1) 有形固定資産			
1. 建物及び構築物	70,745	77,617	△6,872
2. 機械装置及び運搬具	22,401	23,664	△1,263
3. 工具器具備品	13,039	10,852	2,187
4. 土地	78,069	48,619	29,450
5. 建設仮勘定	1,003	2,363	△1,360
有形固定資産合計	185,261	163,117	22,144
(2) 無形固定資産			
1. 連結調整勘定	173	333	△160
2. その他	1,028	714	314
無形固定資産合計	1,202	1,047	155
(3) 投資その他の資産			
1. 投資有価証券	76,307	84,980	△8,673
2. 長期貸付金	2,680	3,274	△594
3. 賃借不動産保証金敷金	5,087	5,185	△98
4. 繰延税金資産	26,384	28,876	△2,492
5. その他	2,545	5,218	△2,673
6. 貸倒引当金	△947	△1,086	139
投資その他の資産合計	112,058	126,449	△14,391
固定資産合計	298,522	290,614	7,908
資産合計	509,663	522,486	△12,823

科目	当期 (平成14.3.31) 金額	前期 (平成13.3.31) 金額	増減
（負債の部）			
Ⅰ 流動負債			
1. 支払手形及び買掛金	36,880	48,924	△12,044
2. 短期借入金	47,871	58,349	△10,478
3. 一年以内返済の長期借入金	4,363	10,160	△5,797
4. 未払費用及び未払金	41,987	40,888	1,099
5. 未払法人税等	1,224	1,858	△634
6. 特定取引前受金	3,742	4,417	△675
7. 繰延税金負債	65	34	31
8. ｱﾌﾀｰｻｰﾋﾞｽ費引当金	138	155	△17
9. 製品保証引当金	3,033	3,013	20
10. 返品調整引当金	65	65	−
11. 延払未実現利益	672	879	△207
12. その他	4,452	6,624	△2,172
流動負債合計	144,498	175,371	△30,873
Ⅱ 固定負債			
1. 転換社債	24,317	24,317	−
2. 長期借入金	19,615	10,478	9,137
3. 繰延税金負債	316	257	59
4. 再評価に係る繰延税金負債	14,638	1,632	13,006
5. 退職給付引当金	59,074	67,250	△8,176
6. 役員退職慰労引当金	859	792	67
7. 長期預り金	38,472	40,592	△2,120
8. その他	1,191	1,341	△150
固定負債合計	158,486	146,662	11,824
負債合計	302,984	322,034	△19,050
（少数株主持分）			
少数株主持分	4,712	3,718	994
（資本の部）			
Ⅰ 資本金	28,533	28,533	−
Ⅱ 資本準備金	26,924	26,924	−
Ⅲ 再評価差額金	16,482	8,269	8,213
Ⅳ 連結剰余金	157,589	170,496	△12,907
Ⅴ その他有価証券評価差額金	766	308	458
Ⅵ 為替換算調整勘定	△28,280	△37,794	9,514
	202,014	196,739	5,275
Ⅶ 自己株式	△49	△5	△44
資本合計	201,965	196,733	5,232
負債、少数株主持分及び資本合計	509,663	522,486	△12,823

（2）連結損益計算書

（単位：百万円）

科目	当期（平成13. 4. 1～平成14. 3. 31）金額	百分比	前期（平成12. 4. 1～平成13. 3. 31）金額	百分比	増減
		%		%	
Ⅰ 売上高	504, 406	100. 0	519, 104	100. 0	△14, 698
Ⅱ 売上原価	340, 646	67. 5	346, 419	66. 7	△5, 773
売上総利益	163, 759	32. 5	172, 684	33. 3	△8, 925
延払未実現利益	235		219		16
合計売上総利益	163, 994	32. 5	172, 904	33. 3	△8, 910
Ⅲ 販売費及び一般管理費					
1. 販売手数料	2, 640		2, 542		98
2. 運送費	12, 095		11, 848		247
3. 広告費及び販売促進費	22, 455		22, 052		403
4. 諸引当金繰入額	6, 782		7, 271		△489
5. 人件費	60, 483		58, 131		2, 352
6. 地代家賃	4, 853		4, 953		△100
7. 減価償却費	5, 470		6, 712		△1, 242
8. その他	38, 171		36, 388		1, 783
販売費及び一般管理費合計	152, 951	30. 3	149, 902	28. 9	3, 049
営業利益	11, 043	2. 2	23, 001	4. 4	△11, 958
Ⅳ 営業外収益					
1. 受取利息	477		579		△102
2. 受取配当金	258		558		△300
3. 持分法による投資利益	2, 993		2, 434		559
4. その他	1, 410		1, 761		△351
営業外収益合計	5, 140	1. 0	5, 333	1. 0	△193
Ⅴ 営業外費用					
1. 支払利息	2, 911		3, 014		△103
2. 売上割引	4, 477		4, 391		86
3. 持分法による投資損失	―		0		△0
4. 為替差損	352		879		△527
5. その他	762		811		△49
営業外費用合計	8, 503	1. 7	9, 097	1. 7	△594
経常利益	7, 680	1. 5	19, 238	3. 7	△11, 558
Ⅵ 特別利益					
1. 固定資産売却益	99		5, 795		△5, 696
2. 諸引当金戻入額	741		381		360
3. 投資有価証券売却益	3, 694		3, 152		542
特別利益合計	4, 536	0. 9	9, 329	1. 8	△4, 793
Ⅶ 特別損失					
1. 固定資産除却損	1, 771		1, 709		62
2. 投資有価証券売却損	27		―		27
3. 投資有価証券評価損	14, 857		513		14, 344
4. 関係会社株式評価損	283		―		283
5. 特別退職金	1, 061		―		1, 061
6. ゴルフ会員権評価損	―		32		△32
7. 退職給付会計適用に伴う変更時差異	―		2, 820		△2, 820
特別損失合計	18, 001	3. 5	5, 075	1. 0	12, 926
税金等調整前当期純利益又は税金等調整前当期純損失(△)	△5, 784	△1. 1	23, 491	4. 5	△29, 275
法人税、住民税及び事業税	1, 507	0. 3	2, 900	0. 5	△1, 393
法人税等調整額	2, 429	0. 5	6, 826	1. 3	△4, 397
少数株主利益	551	0. 1	444	0. 1	107
当期純利益又は当期純損失(△)	△10, 274	△2. 0	13, 320	2. 6	△23, 594

（3）連結剰余金計算書

（単位：百万円）

科目	当期 (平成13. 4. 1～平成14. 3. 31) 金額		前期 (平成12. 4. 1～平成13. 3. 31) 金額	
Ⅰ　連結剰余金期首残高		170, 496		157, 962
Ⅱ　連結剰余金増加高				
1.　連結会社増減に伴う増加高	474		957	
2.　持分変動に伴う増加高	15		－	
3.　再評価差額金取崩高	0		62	
4.　持分変動に伴う再評価差額金取崩高	82	573	－	1, 019
Ⅲ　連結剰余金減少高				
1.　連結会社増減に伴う減少高	607		23	
2.　持分変動に伴う減少高	945		542	
3.　配当金	1, 652		1, 239	
4.　役員賞与金	1	3, 206	1	1, 806
Ⅳ　当期純利益又は当期純損失(△)		△10, 274		13, 320
Ⅴ　連結剰余金期末残高		157, 589		170, 496

（4）連結キャッシュ・フロー計算書

（単位：百万円）

科　目	当　期 （平成13.4.1～平成14.3.31） 金　額	前　期 （平成12.4.1～平成13.3.31） 金　額
Ⅰ　営業活動によるキャッシュ・フロー		
1. 税金等調整前当期純利益又は税金等調整前当期純損失（△）	△5,784	23,491
2. 減価償却費	18,767	17,310
3. 連結調整勘定償却額	152	138
4. 貸倒引当金の増減額	△507	△126
5. 投資有価証券評価損	14,857	513
6. 関係会社株式評価損	283	－
7. ゴルフ会員権評価損	－	32
8. 退職給付引当金の増減額	△8,210	△957
9. 受取利息及び受取配当金	△736	△1,137
10. 支払利息	2,911	3,014
11. 為替差損	63	879
12. 持分法による投資損益	△2,993	△2,433
13. 投資有価証券売却益	△3,694	△3,152
14. 投資有価証券売却損	27	－
15. 固定資産売却益	△99	△5,795
16. 固定資産除却損	1,771	1,709
17. 売上債権の増減額	18,794	△8,058
18. 棚卸資産の増減額	18,532	△14,863
19. 仕入債務の増減額	△15,715	△5,669
20. 従業員預り金の減少額	－	△8,381
21. その他	△5,058	△684
小計	33,360	△4,170
22. 利息及び配当金の受取額	746	1,113
23. 利息の支払額	△2,918	△2,938
24. 法人税等の支払額	△2,171	△3,094
営業活動によるキャッシュ・フロー	29,016	△9,089
Ⅱ　投資活動によるキャッシュ・フロー		
1. 有形固定資産の取得による支出	△14,876	△15,082
2. 有形固定資産の売却による収入	888	9,137
3. 投資有価証券の取得による支出	△858	△3,546
4. 投資有価証券の売却による収入	4,074	3,381
5. 貸付けによる支出	△714	△255
6. 貸付金の回収による収入	1,292	905
7. その他	△242	18
投資活動によるキャッシュ・フロー	△10,437	△5,441
Ⅲ　財務活動によるキャッシュ・フロー		
1. 短期借入金の増減額（純額）	△13,241	13,534
2. 長期借入れによる収入	8,178	8,112
3. 長期借入金の返済による支出	△5,665	△7,197
4. 配当金の支払額	△1,652	△1,239
5. 少数株主への配当金支払額	△468	△242
6. 少数株主に対する株式の発行による収入	－	22
7. その他	△31	△3
財務活動によるキャッシュ・フロー	△12,880	12,987
Ⅳ　現金及び現金同等物に係る換算差額	1,122	887
Ⅴ　現金及び現金同等物の増減額	6,821	△656
Ⅵ　現金及び現金同等物期首残高	32,725	33,632
Ⅶ　新規連結子会社の現金及び現金同等物の期首残高	1,025	351
Ⅷ　連結除外子会社の現金及び現金同等物の期首残高	－	△602
Ⅸ　現金及び現金同等物期末残高	40,571	32,725

（5）連結財務諸表作成のための基本となる事項

１．連結の範囲

連結子会社　　82 社

当連結会計年度より、新たに国内子会社 10 社と海外子会社３社の計 13 社を連結の範囲に含めております。また、合併により国内子会社４社を連結の範囲から除外しております。

主要な連結子会社の名称は「１．企業集団の状況」に記載している為、省略しております。

ヤマハライフサービス(株)他非連結子会社はその資産、売上高、当期純損益及び剰余金を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。

２．持分法の適用

ヤマハライフサービス(株)他非連結子会社及び関連会社のうち、主要な関連会社であるヤマハ発動機(株)他２社に対する投資について持分法を適用しております。

持分法適用外のヤマハライフサービス(株)他非連結子会社及びヤマハ・オーリンメタル(株)他関連会社は、それぞれ連結純損益及び連結剰余金に及ぼす影響が軽微であり、かつ全体としても重要性がありません。

３．連結子会社の事業年度

連結子会社の決算日は、以下の 21 社を除いてすべて、当社と同一であります。

P. T. Yamaha Indonesia
P. T. Yamaha Music Indonesia (Distributor)
P. T. Yamaha Music Manufacturing Indonesia
P. T. Yamaha Music Manufacturing Asia
P. T. Yamaha Musical Products Indonesia
P. T. Yamaha Electronics Manufacturing Indonesia
Yamaha de Mexico, S. A. de C. V.
Yamaha Electronics Manufacturing (M) Sdn. Bhd.
天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
Yamaha Music (Asia) Pte. Ltd. 他９社

上記 21 社の決算日は 12 月 31 日であり、同決算日現在の財務諸表を使用しておりますが、平成 14 年１月１日から連結決算日平成 14 年３月 31 日までの期間に発生した重要な取引については、連結上必要な調整を行っております。

4．会計処理基準

1）重要な資産の評価基準及び評価方法

イ．有価証券

満期保有目的の債券　…　償却原価法（定額法）

その他有価証券

時価のあるもの　…　決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

ロ．デリバティブ

時価法

ハ．棚卸資産

当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。

2）重要な減価償却資産の減価償却方法

イ．有形固定資産

主として定率法によっておりますが、一部の連結子会社は定額法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

3）重要な引当金の計上基準

イ．貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

ロ．製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

ハ. 退職給付引当金

従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10 年）による定額法により費用処理しております。

数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10 年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理することとしております。

ニ. 役員退職慰労引当金

役員退職時の慰労金の発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。

4）重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

5）重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6）重要なヘッジ会計の方法

イ. ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。

ロ. ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

ハ. ヘッジ方針

各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。

ニ. ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7）その他連結財務諸表作成の為の重要な事項

イ．消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

5．連結子会社の資産及び負債の評価に関する事項

全面時価評価法によっております。

6．連結調整勘定の償却に関する事項

５年間の均等償却によっております。

7．利益処分項目等の取扱いに関する事項

連結事業年度中に確定した金額に基づいて作成しております。

8．連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。

（6）表示方法の変更

1．連結貸借対照表

前連結会計年度まで「建物及び構築物」に含めて表示していた、ゴルフ場のコース造成費について、事業用土地の再評価実施にともない、当連結会計年度より「土地」に含めて表示することに変更いたしました。尚、前連結会計年度において、「建物及び構築物」に含めて表示していたコース造成費は7,657百万円であります。

（7）追加情報

1．金融商品会計

当連結会計年度からその他有価証券のうち時価のあるものの評価の方法について、金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会 平成11年1月22日））を適用しております。この結果、その他有価証券評価差額金766百万円、繰延税金負債590百万円を計上しております。尚、その他有価証券評価差額金は、前連結会計年度より金融商品に係る会計基準を適用している持分法適用会社が計上したその他有価証券評価差額金△88百万円を含んでおります。

（8）その他の注記事項

（連結貸借対照表関係）

	当　期 （平成 14. 3. 31）	前　期 （平成 13. 3. 31）
1．有形固定資産減価償却累計額	226,483 百円	210,744 百万円
2．担保提供資産		
現金及び預金のうち	30 百万円	30 百万円
有価証券のうち	60 百万円	1,149 百万円
有形固定資産のうち	13,651 百万円	16,316 百万円
投資有価証券のうち	2,423 百万円	1,449 百万円
計	16,165 百万円	18,945 百万円
3．非連結子会社及び関連会社に対する投資		
投資有価証券	51,026 百万円	46,138 百万円
投資その他の資産のその他（出資金）	604 百万円	3,154 百万円
4．保証債務	129 百万円	229 百万円
5．輸出受取手形割引高	1,386 百万円	1,404 百万円

6．土地の再評価

土地の再評価に関する法律（平成 10 年3月 31 日公布法律第 34 号）に基づき、当社、連結子会社３社及び持分法適用会社１社が事業用土地の再評価を行っております。

1）再評価実施日　　連結子会社１社及び持分法適用会社１社
平成 12 年３月 31 日
当社及び連結子会社２社
平成 14 年３月 31 日

2）再評価の方法

当社及び連結子会社３社は、土地の再評価に関する法律施行令（平成 10 年３月 31 日公布政令第 119 号）第２条第３号に定める「地方税法第 341 条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定し、持分法適用会社１社は、同法律施行令第２条第４号に定める「地方税法第 16 条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額」に合理的な調整を行って算定しております。

3）再評価差額

平成 14 年３月 31 日再評価実施会社

再評価前の帳簿価額	46,696 百万円
再評価後の帳簿価額	67,997 百万円

	当　期 （平成 14. 3. 31）	前　期 （平成 13. 3. 31）
4）再評価を行った土地の期末における時価と再評価後の帳簿価額との差額		
平成12年3月31日再評価実施会社		
	△3,025 百万円	△1,441 百万円

7．連結会計年度末日満期手形の処理

連結会計年度末日満期手形は、手形交換日をもって決済処理しております。尚、連結会計年度末日は金融機関の休日であった為、連結会計年度末日満期手形が以下の科目に含まれております。

	当期	前期
受取手形	1,604 百万円	2,328 百万円
支払手形	1,015 百万円	1,187 百万円

8．繰延ヘッジ損失の内訳

	当期	前期
繰延ヘッジ損失	100 百万円	417 百万円
繰延ヘッジ利益	1 百万円	31 百万円
繰延ヘッジ損失（純額）	99 百万円	386 百万円

（連結損益計算書関係）

	当　期 （平成13. 4. 1～ 平成14. 3. 31）	前　期 （平成12. 4. 1～ 平成13. 3. 31）
1．諸引当金繰入額		
貸倒引当金繰入額	一百万円	72 百万円
アフターサービス費引当金繰入額	132 百万円	111 百万円
製品保証引当金繰入額	1,692 百万円	2,499 百万円
退職給付引当金繰入額	4,755 百万円	4,354 百万円
役員退職慰労引当金繰入額	201 百万円	234 百万円
2．一般管理費及び当期製造費用に含まれる研究開発費		
	22,539 百万円	21,158 百万円
3．諸引当金戻入額		
貸倒引当金戻入額	219 百万円	一百万円
アフターサービス費引当金戻入額	13 百万円	22 百万円
製品保証引当金戻入額	509 百万円	359 百万円

（連結キャッシュ・フロー計算書関係）

	当　期 （平成13. 4. 1～ 平成14. 3. 31）	前　期 （平成12. 4. 1～ 平成13. 3. 31）
1．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係		
現金及び預金勘定	41,074 百万円	32,885 百万円
預入期間が3か月を超える定期預金	△502 百万円	△160 百万円
現金及び現金同等物	40,571 百万円	32,725 百万円

（セグメント情報）

1．事業の種類別セグメント情報

（単位：百万円）

	当期（平成13．4．1～平成14．3．31）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
Ⅰ 売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	286,920	95,214	45,714	36,628	21,590	18,339	504,406		504,406
(2) セグメント間の内部売上高又は振替高				2,471			2,471	△2,471	
計	286,920	95,214	45,714	39,099	21,590	18,339	506,878	△2,471	504,406
営業費用	282,182	92,176	44,667	34,748	23,331	18,728	495,834	△2,471	493,362
営業利益	4,738	3,037	1,046	4,351	△1,741	△389	11,043		11,043
Ⅱ 資産、減価償却費及び資本的支出 資産	264,227	45,887	20,124	38,413	62,666	78,343	509,663		509,663
減価償却費	8,373	1,877	1,505	3,068	2,893	1,050	18,767		18,767
資本的支出	8,837	2,133	851	1,921	1,867	1,015	16,627		16,627

（注）1．事業区分の方法
製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。
2．各事業区分の主要製品
「1．企業集団の状況」に記載しております。

（単位：百万円）

	前期（平成12．4．1～平成13．3．31）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
Ⅰ 売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	284,901	100,197	46,944	43,221	21,771	22,067	519,104		519,104
(2) セグメント間の内部売上高又は振替高			1,661	3,803			5,464	△5,464	
計	284,901	100,197	48,605	47,025	21,771	22,067	524,569	△5,464	519,104
営業費用	272,610	96,293	47,712	40,371	23,055	21,524	501,567	△5,464	496,102
営業利益	12,290	3,904	892	6,654	△1,283	543	23,001		23,001
Ⅱ 資産、減価償却費及び資本的支出 資産	248,057	58,509	21,529	44,289	74,990	75,110	522,486		522,486
減価償却費	7,224	1,783	1,554	2,653	2,959	1,135	17,310		17,310
資本的支出	6,117	1,587	991	2,834	1,392	1,846	14,770		14,770

２．所在地別セグメント情報

（単位：百万円）

	当期（平成13．4．1～平成14．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
Ⅰ．売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	304,945	92,246	73,260	33,954	504,406		504,406
(2) セグメント間の内部売上高又は振替高	136,211	2,135	493	68,063	206,902	△206,902	
計	441,156	94,381	73,753	102,017	711,309	△206,902	504,406
営業費用	437,937	90,897	73,103	98,283	700,222	△206,859	493,362
営業利益	3,219	3,484	649	3,733	11,087	△43	11,043
Ⅱ．資産	410,969	40,077	28,515	47,260	526,821	△17,158	509,663

（注）1．国又は地域の区分は、地理的近接度によっております。
2．各区分に属する主な国又は地域
北米……………………………………………………アメリカ、カナダ
欧州……………………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前期（平成12．4．1～平成13．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
Ⅰ．売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	327,414	89,546	72,719	29,423	519,104		519,104
(2) セグメント間の内部売上高又は振替高	150,541	1,630	603	65,043	217,819	△217,819	
計	477,956	91,177	73,323	94,466	736,924	△217,819	519,104
営業費用	464,552	85,421	71,975	91,434	713,384	△217,281	496,102
営業利益	13,404	5,755	1,348	3,032	23,539	△538	23,001
Ⅱ．資産	422,228	44,902	31,847	45,364	544,343	△21,857	522,486

３．海外売上高

（単位：百万円）

	当期（平成13．4．1～平成14．3．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	93,524	73,458	47,472	214,455
Ⅱ 連結売上高				504,406
Ⅲ 連結売上高に占める海外売上高の割合	18.5%	14.6%	9.4%	42.5%

（注）1. 国又は地域の区分は、地理的近接度によっております。
2. 各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前期（平成12．4．1～平成13．3．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	91,720	72,957	45,886	210,565
Ⅱ 連結売上高				519,104
Ⅲ 連結売上高に占める海外売上高の割合	17.7%	14.1%	8.8%	40.6%

（関連当事者との取引）

該当事項はありません。

（リース取引関係）

〔借手側〕

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

（単位：百万円）

	当期 (平成13.4.1～平成14.3.31)			前期 (平成12.4.1～平成13.3.31)		
	工具器具備品	その他	合計	工具器具備品	その他	合計
取得価額相当額	4,195	1,159	5,355	5,505	1,066	6,572
減価償却累計額相当額	2,620	776	3,397	3,112	706	3,819
期末残高相当額	1,574	382	1,957	2,393	359	2,752

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料期末残高相当額

（単位：百万円）

	当期 (平成13.4.1～平成14.3.31)	前期 (平成12.4.1～平成13.3.31)
1年以内	875	1,218
1年超	1,082	1,534
合計	1,957	2,752

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当期 (平成13.4.1～平成14.3.31)	前期 (平成12.4.1～平成13.3.31)
支払リース料	1,124	1,473
減価償却費相当額	1,124	1,473

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当期 (平成13.4.1～平成14.3.31)	前期 (平成12.4.1～平成13.3.31)
1年以内	458	350
1年超	587	304
合計	1,045	655

［貸手側］

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額、減価償却累計額及び期末残高

（単位：百万円）

	当　期 （平成13.4.1～平成14.3.31）	前　期 （平成12.4.1～平成13.3.31）
取得価額	5,127	－
減価償却累計額	3,469	－
期末残高	1,657	－

2）未経過リース料期末残高相当額

（単位：百万円）

	当　期 （平成13.4.1～平成14.3.31）	前　期 （平成12.4.1～平成13.3.31）
1年以内	962	－
1年超	1,831	－
合　計	2,793	－

尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。

3）受取リース料及び減価償却費

（単位：百万円）

	当　期 （平成13.4.1～平成14.3.31）	前　期 （平成12.4.1～平成13.3.31）
受取リース料	1,173	－
減価償却費	606	－

(有価証券関係)

1．満期保有目的の債券で時価のあるもの

(単位：百万円)

区分	当期 (平成14. 3. 31)			前期 (平成13. 3. 31)		
	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
時価が連結貸借対照表計上額を超えるもの						
1. 国債・地方債等	270	272	2	69	71	1
2. 社債	1, 631	1, 646	14	2, 181	2, 210	28
3. その他	1, 250	1, 268	18	1, 950	1, 981	30
小計	3, 152	3, 187	35	4, 202	4, 262	60
時価が連結貸借対照表計上額を超えないもの						
1. 国債・地方債等	—	—	—	—	—	—
2. 社債	300	299	△0	100	99	△0
3. その他	199	199	△0	99	99	△0
小計	499	498	△1	199	199	△0
合計	3, 652	3, 686	33	4, 402	4, 462	59

2．その他有価証券で時価のあるもの

(単位：百万円)

区分	当期 (平成14. 3. 31)			前期 (平成13. 3. 31)		
	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの						
1. 株式	3, 586	6, 087	2, 501	—	—	—
2. 債券	43	50	7	—	—	—
(1) 国債・地方債等	—	—	—	—	—	—
(2) 社債	43	50	7	—	—	—
(3) その他	—	—	—	—	—	—
3. その他	—	—	—	—	—	—
小計	3, 630	6, 138	2, 508	—	—	—
連結貸借対照表計上額が取得原価を超えないもの						
1. 株式	16, 022	14, 980	△1, 042	—	—	—
2. 債券	—	—	—	—	—	—
(1) 国債・地方債等	—	—	—	—	—	—
(2) 社債	—	—	—	—	—	—
(3) その他	—	—	—	—	—	—
3. その他	49	45	△3	—	—	—
小計	16, 072	15, 026	△1, 045	—	—	—
合計	19, 702	21, 164	1, 462	—	—	—

注) 前連結会計年度においては、その他有価証券で時価のあるものについて時価評価を行っておりません。

3．当連結会計年度中に売却したその他有価証券

（単位：百万円）

区分	当　期 （平成13．3．31～平成14．3．31）	前　期 （平成12．3．31～平成13．3．31）
売却額	4,028	3,312
売却益の合計	3,648	3,152
売却損の合計	△27	0

4．時価のない主な有価証券の内容及び連結貸借対照表計上額

（単位：百万円）

区分	当　期 （平成14．3．31）	前　期 （平成13．3．31）
その他有価証券 非上場株式（店頭売買株式を除く）	808	934

5．その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還の予定額

（単位：百万円）

区分	当　期（平成14．3．31）				前　期（平成13．3．31）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超	1年以内	1年超 5年以内	5年超 10年以内	10年超
債券								
国債・地方債等	－	270	－	－	－	70	－	－
社債	310	1,620	－	－	550	1,730	－	－
その他	45	1,450	－	－	800	1,250	－	－
合計	356	3,340	－	－	1,350	3,050	－	－

（注）当連結会計年度において、その他有価証券で時価のある株式について14,716百万円減損処理を行っております。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

（デリバティブ取引関係）

1．取引の状況に関する事項

1）取引の内容及び利用目的等

当社グループは、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引（包括予約）及び、通貨オプション取引（外貨プット円コールオプション買建）を行っております。

2）取引に対する取組方針

通貨関連におけるデリバティブ取引については、実需の範囲内で行うこととし、投機目的の為のデリバティブ取引は行わない方針であります。

3）取引に係るリスクの内容

通貨関連における先物為替予約取引には、為替相場の変動によるリスクを有しております。

通貨オプション取引は「外貨プット円コールオプション買建」に限定しておりオプション料の負担の他には為替相場変動によるリスクはありません。

4）取引に係るリスク管理体制

通貨関連デリバティブ取引に当たっては、上記2）の取組方針に基づき、事前に当社・子会社間で協議の上、各社で社内管理規程を設定し、規程に基づいた取引の実行及び管理を行っております。

取引は各社の経理・財務部門が集中して行うものとし、社内管理規程で経理・財務部門の役割・トップマネジメントへの報告と関連部門への連絡・取引限度額等を規定しております。

取引の報告については、取引の実施ごと及び月次定例報告等によって、デリバティブ取引の残高状況・為替動向他の定量的情報をトップマネジメントに対して行っております。

2．取引の時価等に関する事項

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為、記載しておりません。

（退職給付関係）

1．採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、厚生年金基金制度（当社及び国内連結子会社４社）、適格退職年金制度（当社及び国内連結子会社６社）及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

2．退職給付費用に関する事項

（単位：百万円）

	当　期 （平成13．4．1～ 平成14．3．31）	前　期 （平成12．4．1～ 平成13．3．31）
(1) 勤務費用	6,379	6,498
(2) 利息費用	5,446	5,223
(3) 期待運用収益	△3,255	△3,215
(4) 過去勤務債務の費用処理額	△175	△43
(5) 数理計算上の差異の費用処理額	1,140	－
(6) 会計基準変更時差異の費用処理額	－	2,820
(7) 臨時に支払った割増退職金	2,234	1,039
(8) 退職給付費用(1)+(2)+(3)+(4)+(5)+(6)+(7)	11,769	12,322

3．退職給付債務等の計算の基礎に関する事項

	当　期 （平成14．3．31）	前　期 （平成13．3．31）
(1) 割引率	2.5%	3.5%
(2) 期待運用収益率	4.0%	4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準	期間定額基準
(4) 過去勤務債務の処理年数	10年（定額法）	10年（定額法）
(5) 数理計算上の差異の処理年数	10年（定額法）	10年（定額法）
(6) 会計基準変更時差異の処理年数	－	一括費用処理

（税効果会計関係）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円）

（繰延税金資産）	
棚卸資産評価減	1, 880
貸倒引当金	1, 188
減価償却超過額	9, 336
投資有価証券等評価減	7, 477
未払賞与	2, 629
製品保証引当金	971
退職給付引当金	20, 569
繰越欠損金	19, 667
その他	8, 808
繰延税金資産小計	72, 499
評価性引当額	△33, 682
繰延税金資産合計	38, 816
（繰延税金負債）	
圧縮記帳積立金	△1, 693
その他有価証券評価差額金	△589
その他	△1, 199
繰延税金負債合計	△3, 481
繰延税金資産の純額	35, 335

平成 14年 3月期　　個別財務諸表の概要　　　　　　　　平成 14年 5月 17日

上場会社名　ヤマハ株式会社　　　　上場取引所　東 大 名
コード番号　7951　　　　本社所在都道府県
(URL http://www.yamaha.co.jp/ir/report/)　　静岡県
問合せ先 責任者役職名　執行役員 経理・財務部長
氏名　牧野時久　　TEL (053) 460 - 2141
決算取締役会開催日　平成 14年 5月 17日　　中間配当制度の有無　有
定時株主総会開催日　平成 14年 6月 26日　　単元株制度採用の有無　有 (1 単元 1,000株)

1．14年 3月期の業績(平成 13年 4月 1日 ～ 平成 14年 3月 31日)

(1)経営成績　　(百万円未満切捨表示)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 3月期	316,742	△ 8.5	5,637	△ 49.6	6,530	△ 51.0
13年 3月期	346,175	△ 6.2	11,194	-	13,338	-

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
14年 3月期	△ 25,328	-	△ 122.65	-	△ 17.4	2.2	2.1
13年 3月期	9,685	-	46.90	45.77	6.6	4.4	3.9

(注)①期中平均株式数　14年 3月期　206,508,465 株　13年 3月期　206,523,263 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	1株当たり年間配当金			配当金総額(年間)	配当性向	株主資本配当率
		中間	期末			
	円 銭	円 銭	円 銭	百万円	%	%
14年 3月期	8.00	4.00	4.00	1,651	-	1.2
13年 3月期	7.00	3.00	4.00	1,445	14.9	1.0

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
14年 3月期	295,861	140,730	47.6	681.58
13年 3月期	298,578	150,836	50.5	730.36

(注) ①期末発行済株式数　14年 3月期　206,477,225 株　13年 3月期　206,523,263 株
②期末自己株式数　14年 3月期　46,038 株　13年 3月期　5,136 株

2．15年 3月期の業績予想(平成 14年 4月 1日 ～ 平成 15年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金		
				中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	165,000	4,500	4,000	4.00	-	-
通期	320,000	5,500	4,000	-	4.00	8.00

(参考) 1株当たり予想当期純利益(通期)　19円 37銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料6ページ～7ページをご参照下さい。

5．財務諸表等

（1）貸借対照表

（単位：百万円）

科目	当期 (平成14.3.31) 金額	前期 (平成13.3.31) 金額	増減	科目	当期 (平成14.3.31) 金額	前期 (平成13.3.31) 金額	増減
（資産の部）				（負債の部）			
Ⅰ 流動資産				Ⅰ 流動負債			
1. 現金及び預金	22,417	16,308	6,109	1. 支払手形	1,160	1,599	△439
2. 受取手形	6,884	9,093	△2,209	2. 買掛金	21,478	27,260	△5,782
3. 売掛金	29,094	34,303	△5,209	3. 短期借入金	1,036	920	116
4. 有価証券	45	—	45	4. 未払金	3,693	3,480	213
5. 自己株式	—	5	△5	5. 未払費用	17,330	20,292	△2,962
6. 製品及び商品	17,985	20,803	△2,818	6. 未払法人税等	100	100	—
7. 原材料	2,320	3,203	△883	7. 前受金	342	474	△132
8. 仕掛品	7,805	9,542	△1,737	8. 預り金	1,029	1,145	△116
9. 前渡金	23	12	11	9. アフターサービス費引当金	73	84	△11
10. 繰延税金資産	7,333	6,662	671	10. 製品保証引当金	985	1,245	△260
11. その他	2,323	2,714	△391	11. 子会社支援引当金	12,429	—	12,429
12. 貸倒引当金	△1,242	△1,368	126	12. 延払未実現利益	653	879	△226
流動資産合計	94,992	101,279	△6,287	13. その他	98	382	△284
Ⅱ 固定資産				流動負債合計	60,410	57,864	2,546
(1) 有形固定資産							
1. 建物	13,683	13,754	△71	Ⅱ 固定負債			
2. 構築物	1,070	1,074	△4	1. 転換社債	24,317	24,317	—
3. 機械及び装置	7,614	8,647	△1,033	2. 長期借入金	6,220	6,220	—
4. 車輛運搬具	44	52	△8	3. 再評価に係る繰延税金負債	11,115	—	11,115
5. 工具器具備品	5,019	5,314	△295	4. 退職給付引当金	51,455	57,712	△6,257
6. 土地	48,940	21,515	27,425	5. 役員退職慰労引当金	623	576	47
7. 建設仮勘定	471	441	30	6. 預り保証金	988	1,053	△65
有形固定資産合計	76,844	50,799	26,045	固定負債合計	94,721	89,878	4,843
(2) 無形固定資産				負債合計	155,131	147,742	7,389
1. 借地権	100	100	—	（資本の部）			
2. 施設利用権	90	91	△1	Ⅰ 資本金	28,533	28,533	—
無形固定資産合計	191	191	—	Ⅱ 資本準備金	26,924	26,924	—
(3) 投資その他の資産				Ⅲ 利益準備金	4,159	4,076	83
1. 投資有価証券	21,811	35,623	△13,812	Ⅳ 再評価差額金	16,081	—	16,081
2. 関係会社株式	63,495	69,238	△5,743	Ⅴ その他の剰余金			
3. 出資金	53	0	53	1. 任意積立金			
4. 関係会社出資金	7,993	7,993	—	(1) 特別償却準備金	29	38	△9
5. 長期貸付金	1,818	2,257	△439	(2) 圧縮記帳積立金	2,184	2,348	△164
6. 従業員長期貸付金	0	0	—	(3) 買換資産取得特別勘定積立金	858	—	858
7. 関係会社長期貸付金	595	822	△227	(4) 別途積立金	82,510	76,810	5,700
8. 破産・更生債権等	131	131	—	任意積立金合計	85,582	79,197	6,385
9. 繰延税金資産	24,917	27,086	△2,169	2. 当期未処分利益	△21,344	12,104	△33,448
10. 賃借不動産保証金敷金	2,365	2,417	△52	その他の剰余金合計	64,237	91,301	△27,064
11. その他	1,477	1,713	△236	Ⅵ その他有価証券評価差額金	841	—	841
12. 貸倒引当金	△827	△978	151	Ⅶ 自己株式	△49	—	△49
投資その他の資産合計	123,832	146,307	△22,475	資本合計	140,730	150,836	△10,106
固定資産合計	200,868	197,298	3,570				
資産合計	295,861	298,578	△2,717	負債及び資本合計	295,861	298,578	△2,717

(2) 損益計算書

(単位：百万円)

科目	当期 (平成13.4.1～平成14.3.31) 金額	当期 百分比	前期 (平成12.4.1～平成13.3.31) 金額	前期 百分比	増減
Ⅰ 売上高					
1. 製品商品売上高	272,162		306,324		△34,162
2. その他事業収益	44,579		39,850		4,729
売上高合計	316,742	100.0	346,175	100.0	△29,433
Ⅱ 売上原価					
(イ)製品商品売上原価					
1. 製品商品期首棚卸高	20,803		20,601		202
2. 前期末原材料仕掛品評価損繰戻	331		648		△317
3. 当期製品製造原価	194,032		210,850		△16,818
4. 当期商品仕入高	17,817		25,759		△7,942
5. 当期末原材料仕掛品評価損	158		331		△173
6. 製品商品期末棚卸高	17,985		20,803		△2,818
製品商品売上原価合計	214,494		236,091		△21,597
(ロ)その他事業原価	33,327		34,394		△1,067
売上原価合計	247,821	78.2	270,486	78.1	△22,665
売上総利益	68,920	21.8	75,688	21.9	△6,768
前期延払未実現利益控除額戻入額	879		1,098		△219
当期延払未実現利益控除額	653		879		△226
差引売上総利益	69,146	21.8	75,907	21.9	△6,761
Ⅲ 販売費及び一般管理費					
1. 販売手数料	62		71		△9
2. 運送費	3,339		3,902		△563
3. 広告宣伝費	4,901		4,646		255
4. 販売促進費	5,908		6,828		△920
5. 貸倒引当金繰入額	―		178		△178
6. アフターサービス費引当金繰入額	18		23		△5
7. 製品保証引当金繰入額	500		880		△380
8. 支払調律修理費	2,367		2,763		△396
9. 役員報酬	369		278		91
10. 従業員給与諸手当	24,538		24,514		24
11. 退職給付引当金繰入額	4,419		4,040		379
12. 役員退職慰労引当金繰入額	95		204		△109
13. 雑給	651		437		214
14. 福利厚生費	556		450		106
15. 旅費交通費	2,006		1,939		67
16. 保険料	98		79		19
17. 地代家賃	1,258		1,231		27
18. 修繕費	828		520		308
19. 減価償却費	1,217		1,457		△240
20. 消耗品費	2,946		2,166		780
21. 通信費	597		607		△10
22. 交際費	141		168		△27
23. 租税課金	452		811		△359
24. 研究費	1,119		1,858		△739
25. 会議訓練費	548		445		103
26. 水道光熱費	392		457		△65
27. 図書費	69		77		△8
28. 外部委託費	3,155		2,783		372
29. その他	948		887		61
販売費及び一般管理費合計	63,509	20.0	64,713	18.7	△1,204
営業利益	5,637	1.8	11,194	3.2	△5,557

（単位：百万円）

科目	当期（平成13.4.1～平成14.3.31）		前期（平成12.4.1～平成13.3.31）		増減
	金額	百分比	金額	百分比	
Ⅳ 営業外収益					
1. 受取利息	84		122		△38
2. 受取配当金	1,587		2,875		△1,288
3. その他	455		456		△1
営業外収益合計	2,127	0.7	3,455	1.0	△1,328
Ⅴ 営業外費用					
1. 支払利息	133		142		△9
2. 社債利息	462		462		―
3. 売上割引	44		53		△9
4. 為替差損	247		487		△240
5. その他	347		165		182
営業外費用合計	1,234	0.4	1,311	0.4	△77
経常利益	6,530	2.1	13,338	3.8	△6,808
Ⅵ 特別利益					
1. 固定資産売却益	33		5,573		△5,540
2. アフターサービス費引当金戻入額	13		13		―
3. 製品保証引当金戻入額	434		311		123
4. 貸倒引当金戻入額	126		―		126
5. 投資有価証券売却益	3,648		3,152		496
特別利益合計	4,255	1.3	9,050	2.6	△4,795
Ⅶ 特別損失					
1. 固定資産除却損	1,301		422		879
2. 投資有価証券売却損	27		―		27
3. 投資有価証券評価損	14,784		316		14,468
4. 子会社株式評価損	6,555		2,627		3,928
5. 子会社支援引当金繰入額	12,429		―		12,429
6. ゴルフ会員権評価損	―		32		△32
7. 退職給付会計適用に伴う変更時差異	―		1,977		△1,977
特別損失合計	35,097	11.1	5,376	1.5	29,721
税引前当期純利益又は税引前当期純損失(△)	△24,312	△7.7	17,012	4.9	△41,324
法人税、住民税及び事業税	100		100		―
法人税等調整額	915	0.3	7,226	2.1	△6,311
当期純利益又は当期純損失(△)	△25,328	△8.0	9,685	2.8	△35,013
前期繰越利益	4,810		3,100		1,710
中間配当額	826		619		207
中間配当に伴う利益準備金積立額	―		61		△61
当期未処分利益又は当期未処理損失(△)	△21,344		12,104		△33,448

（3）利益処分案

（単位：百万円）

科目	当期 （平成13. 4. 1～平成14. 3. 31）		前期 （平成12. 4. 1～平成13. 3. 31）	
Ⅰ　当期未処分利益又は当期未処理損失（△）		△21,344		12,104
Ⅱ　任意積立金取崩高				
1.　特別償却準備金取崩高		8		9
2.　圧縮記帳積立金取崩高		254		527
3.　買換資産取得特別勘定積立金取崩高		858		－
4.　別途積立金取崩高		26,000		－
合計		5,775		12,640
これを次の通り処分する。				
Ⅲ　利益処分額				
1.　利益準備金		－		83
2.　利益配当金	（一株につき4円）	825	（一株につき4円）	826
3.　圧縮記帳積立金		392		363
4.　買換資産取得特別勘定積立金		－		858
5.　別途積立金		－		5,700
Ⅳ　次期繰越利益		4,557		4,810

（4）重要な会計方針

1．資産の評価基準及び評価方法

1）有価証券

子会社及び関連会社株式 … 総平均法による原価法

その他有価証券

時価のあるもの … 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの … 総平均法による原価法

2）デリバティブ

時価法

3）棚卸資産

製品・商品・原材料・仕掛品（下記棚卸資産を除く） … 後入先出法による低価法

営業所の商品 … 最終仕入原価法による低価法

2．固定資産の減価償却の方法

1）有形固定資産

定率法

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～15年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

3．引当金の計上基準

1）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

2）アフターサービス費引当金

ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。

3）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

4）退職給付引当金

従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10 年）による定額法により費用処理しております。

数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理することとしております。

5）役員退職慰労引当金

役員退職時の慰労金の発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。

6）子会社支援引当金

子会社が抱える欠損金を解消するための当社負担見込額を計上しており、当該子会社に対する債務保証に伴う損失見込額4,000 百万円を含んでおります。

4．収益及び費用の計上基準

延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。

5．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6．外貨建の資産又は負債の本邦通貨への換算基準

・外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

7．ヘッジ会計の方法

1）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

2）ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

3）ヘッジ方針

社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

4）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

8．その他財務諸表作成の為の重要な事項

1）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

（5）追加情報

1．金融商品会計

当期からその他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成 11 年1月 22 日））を適用しております。この結果、その他有価証券評価差額金 841 百万円、繰延税金負債 581 百万円を計上しております。

2．貸借対照表関係

前期において、流動資産の部に表示しておりました「自己株式」は、財務諸表等規則の改正により、当期より資本に対する控除項目として資本の部の末尾に記載しております。

（6）その他の注記事項

（貸借対照表関係）

	当　期 （平成14.3.31）	前　期 （平成13.3.31）
1．有形固定資産減価償却累計額	108,365百万	109,320百万円
2．関係会社に対する債権債務		
受取手形及び売掛金	7,687百万円	8,001百万円
買掛金	5,567百万円	5,589百万円
3．保証債務	1,566百万円	2,210百万円
4．輸出受取手形割引高	5,075百万円	8,780百万円

5．土地の再評価

土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用土地の再評価を行っております。

1）再評価実施日　　平成14年3月31日

2）再評価の方法

土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定しております。

3）再評価差額

再評価前の帳簿価額	21,742百万円
再評価後の帳簿価額	48,940百万円

6．期末日満期手形の処理

期末日満期手形は、手形交換日をもって決済処理しております。尚、期末日は金融機関の休日であった為、期末日満期手形が以下の科目に含まれております。

	当　期	前　期
受取手形	1,249百万円	2,058百万円
支払手形	273百万円	363百万円

7．繰延ヘッジ損失の内訳

	当　期	前　期
繰延ヘッジ損失	100百万円	414百万円
繰延ヘッジ利益	1百万円	31百万円
繰延ヘッジ損失（純額）	98百万円	382百万円

（損益計算書関係）

	当　期 （平成13. 4. 1～ 平成14. 3. 31）	前　期 （平成12. 4. 1～ 平成13. 3. 31）
1．関係会社との取引		
売上高	168,656 百万円	184,653 百万円
売上原価	89,426 百万円	93,607 百万円
受取配当金	1,397 百万円	2,329 百万円
2．低価法による製品・商品の評価損		
当期分評価損繰入	125 百万円	281 百万円
3．一般管理費及び当期製造費用に含まれる研究開発費		
	20,620 百万円	19,726 百万円
4．固定資産売却益の内訳		
土地	22 百万円	4,283 百万円
機械及び装置他	10 百万円	1,290 百万円
5．固定資産除却損の内訳		
機械及び装置	625 百万円	125 百万円
工具器具備品	188 百万円	211 百万円
建物・構築物他	487 百万円	85 百万円
6．減価償却実施額		
有形固定資産	5,877 百万円	6,348 百万円

（リース取引関係）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

（単位：百万円）

	当期（平成13. 4. 1～平成14. 3. 31）			前期（平成12. 4. 1～平成13. 3. 31）		
	工具器具備品	その他	合計	工具器具備品	その他	合計
取得価額相当額	3, 448	130	3, 579	3, 565	138	3, 704
減価償却累計額相当額	2, 212	73	2, 285	2, 115	71	2, 186
期末残高相当額	1, 236	56	1, 293	1, 449	67	1, 517

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料期末残高相当額

（単位：百万円）

	当期（平成13. 4. 1～平成14. 3. 31）	前期（平成12. 4. 1～平成13. 3. 31）
1年以内	629	769
1年超	663	747
合計	1, 293	1, 517

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当期（平成13. 4. 1～平成14. 3. 31）	前期（平成12. 4. 1～平成13. 3. 31）
支払リース料	863	986
減価償却費相当額	863	986

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当期（平成13. 4. 1～平成14. 3. 31）	前期（平成12. 4. 1～平成13. 3. 31）
1年以内	136	84
1年超	87	60
合計	224	145

(有価証券関係)

子会社株式及び関連会社株式で時価のあるもの

(単位：百万円)

区分	当期 (平成14. 3. 31)			前期 (平成13. 3. 31)		
	貸借対照表計上額	時価	差額	貸借対照表計上額	時価	差額
関連会社株式	11, 418	51, 614	40, 195	11, 418	56, 704	45, 286

(税効果会計関係)

繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(単位：百万円)

(繰延税金資産)	
棚卸資産評価減	989
貸倒引当金	777
減価償却超過額	7, 849
投資有価証券等評価減	12, 366
未払賞与	1, 787
製品保証引当金	402
退職給付引当金	19, 098
子会社支援引当金	5, 079
繰越欠損金	10, 268
その他	6, 763
繰延税金資産小計	65, 383
評価性引当額	30, 847
繰延税金資産合計	34, 536
(繰延税金負債)	
圧縮記帳積立金	△1, 693
その他有価証券評価差額金	△581
その他	△9
繰延税金負債合計	△2, 284
繰延税金資産の純額	32, 251

(重要な後発事象)

1．ヤマハリゾート株式会社の第三者割当増資の引受

平成14年4月19日の取締役会において、子会社ヤマハリゾート株式会社の債務超過を解消するために、ヤマハリゾート株式会社が実施する第三者割当増資を引受ける決議をし、平成14年5月7日に払込を実施いたしました。

1）増資を引受ける理由

事業用土地の帳簿価格と時価の乖離を是正し、資産の適性な評価を行う為に、ヤマハリゾート株式会社において土地の再評価を実施し、再評価差額金△13,127百万円を計上した結果、平成14年3月末現在で、12,429百万円の債務超過となりました。

この債務超過を解消する為、ヤマハリゾート株式会社が第三者割当増資を行い、当社は払込みの引受けを決議いたしました。

2）相手会社の名称

ヤマハリゾート株式会社

3）増資払込み金額

14,000百万円

4）増資の内容

方式と発行株数	第三者割当による普通株式280,000株
発行価格	一株につき50,000円
割当と引受	当社100%
増資払込期日	平成14年5月7日

2．ヤマハリゾート株式会社との合併契約

当社は、平成14年5月17日付けで、100%出資子会社であるヤマハリゾート株式会社と平成14年10月1日を合併期日とする合併契約を締結しました。

この合併契約書は、平成14年6月26日開催の当社定時株主総会、ヤマハリゾート株式会社定時株主総会に議案として提出する予定であります。

合併契約の概要は次の通りであります。

1）合併の目的

レクリエーション事業は、当社を始めとするヤマハグループの事業として開始し、会員募集もヤマハグループの信用により行われた経緯もあり、引き続き「ヤマハブランド」の信用を維持しグループの事業を円滑に遂行するためには、当社がヤマハリゾート（株）を吸収合併してレクリエーション事業を継続する必要があると判断し、吸収合併することを決定いたしました。当社はこの合併により、楽器事業を始めとする他の事業とのシナジー効果を追求しレクリエーション事業の売上げ拡大を図るとともに、同事業の集中と選択をより迅速に行い、収益の改善を図ろうとするものであります。

2）合併の方法及び合併契約の内容

1．合併の日程

合併契約書承認取締役会	平成１４年　５月１７日
合併契約書調印	平成１４年　５月１７日
合併契約書承認株主総会	平成１４年　６月２６日
合併期日	平成１４年１０月　１日
合併登記	平成１４年１０月　１日

2．合併の方法

当社を存続会社とする吸収合併方式で、ヤマハリゾート株式会社は解散いたします。

3．合併比率

１００％出資子会社との合併であり、新株式の発行及び合併交付金の支払いは行いません。

4．合併による会社財産の引継

ヤマハリゾート株式会社が作成する平成１４年５月３１日現在の貸借対照表その他同日現在の計算を基礎とし、合併期日までの増減を加除した一切の資産、負債及び権利義務を合併期日に引継ぎます。

ヤマハリゾート株式会社の平成１４年３月３１日現在の貸借対照表は次の通りです。

資産	５１，１９６	百万円
負債	６３，６２５	百万円
資本	△１２，４２９	百万円

注）ヤマハリゾート株式会社は、債務超過を解消するため当社に対し払込金額１４０億円、発行株式数２８万株の第三者割当増資を行った結果、平成１４年５月８日に資本金が１９０億円（資本準備金７０億円）となりました。

6．役員の異動

該当事項はありません。

YAMAHA CORPORATION

Interim Flash Report

Exhibit 11

Consolidated Basis

Results for the fiscal year 2003 interim period ended September 30, 2002

November 15, 2002

Company name: YAMAHA CORPORATION
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito
For further information, please contact: Tokihisa Makino
Telephone: +81 53 460 2141
Date of the interim meeting of the Board of Directors: November 15, 2002
Stock listings: Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section), Nagoya Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY2003 INTERIM PERIOD (April 1, 2002 to September 30, 2002)

Figures of less than ¥1 million have been omitted.

(1)Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)
FY2003 interim period (Ended Sept. 30, 2002)	¥253,763	2.0%	¥13,105	69.5 %	¥14,238	89.3 %
FY2002 interim period (Ended Sept. 30, 2001)	248,778	(1.0)	7,729	(38.6)	7,520	(46.2)
FY2002 (Ended March 31, 2002)	504,406		11,043		7,680	

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	(% change from the previous fiscal year)	Yen	Yen
FY2003 interim period (Ended Sept. 30, 2002)	¥10,075	39.3%	¥48.86	¥44.24
FY2002 interim period (Ended Sept. 30, 2001)	7,234	(27.9)	35.03	33.22
FY2002 (Ended March 31, 2002)	(10,274)		(49.75)	—

Notes: 1. Equity in net income of affiliates:
FY2003 interim period ended September 30, 2002 ¥3,468 million
FY2002 interim period ended September 30, 2001 ¥2,309 million
FY2002 ended March 31, 2002 ¥2,993 million

2. Average number of outstanding shares during the year (consolidated):
FY2003 interim period ended September 30, 2002 206,199,869 shares
FY2002 interim period ended September 30, 2001 206,520,824 shares
FY2002 ended March 31, 2002 206,508,465 shares

3. Changes in method of accounting: NONE

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2003 interim period (Ended Sept. 30, 2002)	¥523,866	¥206,019	39.3 %	¥999.26
FY2002 interim period (Ended Sept. 30, 2001)	520,848	195,086	37.5	944.63
FY2002 (Ended March 31, 2002)	509,663	201,965	39.6	978.15

Note: Number of outstanding shares at the end of the year (consolidated):

FY2003 interim period as of September 30, 2002 206,171,257 shares
FY2002 interim period as of September 30, 2001 206,521,043 shares
FY2002 as of March 31, 2002 206,477,225 shares

(3)Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2003 interim period (Ended Sept. 30, 2002)	¥(300)	¥(11,441)	¥11,402	¥39,825
FY2002 interim period (Ended Sept. 30, 2001)	(172)	(8,420)	13,140	37,853
FY2002 (Ended March 31, 2002)	29,016	(10,437)	(12,880)	40,571

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 84
Number of non-consolidated subsidiaries accounted for using the equity method: 0
Number of affiliates accounted for using the equity method: 2

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:

Number of companies newly consolidated: 5
Number of companies removed from consolidation: 3

Equity method:

Number of companies newly accounted for using the equity method: 0
Number of companies removed from the equity method: 1

2. FORECASTS OF RESULTS FOR FY2003 (April 1, 2002 – March 31, 2003)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2003	¥530,000	¥25,000	¥18,500

Reference: Net income per share for the fiscal year is forecast to be ¥89.73 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for Fiscal 2003" under "BUSINESS RESULTS."

(References)

1. THE YAMAHA GROUP

The YAMAHA Group consists of YAMAHA CORPORATION in Japan, 110 subsidiaries and 16 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other fields.

Our main products and main subsidiaries and affiliated companies, as well as their positioning, are as shown below.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 11 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Europa G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A. P.T. Yamaha Music Manufacturing Asia Tianjin Yamaha Electronic Musical Instruments, Inc. Yamaha Music & Electronics (China) Co., Ltd.
AV/IT products	Audio products and IT equipment	Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Lifestyle-related products	System kitchens, Bathrooms, Washstands, Furniture and Parts for housing facilities	Yamaha Livingtec Corporation
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts and Sports facilities	Yamaha Resort Corporation Kiroro Development Corporation
Others	Golf products, Automobile interior components, FA and Metal molds	Yamaha Fine Technologies Co., Ltd.

2. MANAGEMENT POLICY

(1) Basic Management Policy

In the 21st century, YAMAHA CORPORATION will continue to grow as a company that works together with people throughout the world to enrich culture and create ***Kando****. To this end, the Company will expedite decision-making processes, improve its responsiveness to technological innovations and rapidly changing markets, and meet customer needs through the provision and development of high-quality products and services. In addition, YAMAHA will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a competitive position in the global marketplace. Furthermore, by adapting to the proliferation of networks and information technology (IT) and working proactively to protect the environment, the Company will conduct its business in line with the three corporate mottoes set forth in its medium-term management plan: "Striving for Growth," "Consolidated Group Management," and "Value-Added Business, Sparkling YAMAHA Brand."

****Kando*** is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

Under its basic dividend policy, YAMAHA is working hard to strengthen its management base, increase the return on equity, and pay regular, stable dividends. Internal capital reserves will be used to fund future business expansion, investment in R&D, and investment in plant and equipment with due consideration given to the Company's business results and financial condition.

(3) Medium-to-Long-Term Management Strategies and Issues to be Faced

In line with the slogan "Creating ***Kando*** Together," YAMAHA will develop its businesses in the following ways.

1. YAMAHA's operations are divided into three main business segments—Core Businesses (musical instruments and AV/IT), Lifestyle-Related and Leisure, and Electronic Parts and Materials—and for each segment the Company has mapped out specific strategies to improve growth.

(a) In the Core Businesses group, YAMAHA is raising its operational efficiency and pursuing an effective investment strategy aimed at expanding and developing its operations on a global scale.

In musical instruments, YAMAHA is working to reinvigorate the domestic market through timely investments and the provision of enhanced products. Overseas, the Company aims to achieve substantial growth by establishing a brand image in the China market under a holding company. Furthermore, in line with its comprehensive media strategy, YAMAHA will create new Internet enabled methods for enjoying music to stimulate and expand music-related demand. The Company will also work to strengthen its position in the market for music production equipment and stimulate demand in music for adults.

In AV/IT products, YAMAHA is seeking to maintain profitability and establish a strong brand identity through the promotion of its "#1 in home theaters" strategic approach.

In IT-related equipment, the Company is striving to boost profitability by developing products that are compatible with such new technologies as DVD and broadband.

In the electronic equipment business, YAMAHA is seeking to expand its mobile phone sound chip business and to further cultivate its signal processing and analog hybrid businesses.

In the area of content provision, YAMAHA is working to globalize its ringer melody distribution service and to enhance its digital content production capabilities as a part of its digital media strategy development.

(b) The Lifestyle-Related and Leisure group is facing severe market conditions. As a result, YAMAHA will focus on improving the group's revenues and bolstering its operating base through a process of selective resource allocation.

In the lifestyle-related products segment, YAMAHA is endeavoring to establish a high-value added business model for the refurbishing market and to boost revenues by reducing costs through the integration of design, manufacture, construction, and distribution. In the recreation segment, the Company is making an effort to increase the profits generated by each management subsidiary through its respective resort and to ensure the thoroughness of cash flow management.

(c) In the Electronic Parts and Materials group, YAMAHA will leverage the technologies developed in its

core businesses and draw on all its business strengths to achieve balanced growth.

YAMAHA will reform its manufacturing structure to strengthen its operating base in the electronic metals business, reinforce the superiority of its magnesium parts technologies and manufacturing expertise in the FA and metallic molds business, and boost manufacturing efficiency and product quality in the interior automotive components and fittings business. At the same time, the Company will endeavor to increase revenues in each of these business areas.

2. To strengthen the Group's consolidated management, YAMAHA is working to rebuild its central information system and promote the implementation of global production strategies, procurement systems, and quality management systems. In addition, the Company is strengthening its patent procurement system and adopting patenting strategies adapted to IT and digitization, establishing an efficient distribution system and effective mechanisms for managing its operational infrastructure and the Group's internal funds, and promoting law-abiding management practices across the entire Group.

Through the implementation of the measures outlined above, YAMAHA is aiming for a 9% return on equity over the medium-to-long term.

3. BUSINESS RESULTS

(1) Fiscal 2002 Summary

During the interim period under review, the Japanese economy remained flat despite strong consumer spending in certain areas, and housing investment and private-sector capital investment continued to decline. Although there was moderate recovery in overseas economies, uncertainty over the future heightened.

Against this backdrop, YAMAHA has moved forward with and is entering the second year of its medium term management plan "Creating *Kando* 21." Working toward corporate growth, the Company is aggressively promoting technological development, launching new products, and actively investing in growth markets by enhancing its distribution network and establishing a holding company in China. Furthermore, in the media-related business, YAMAHA is endeavoring to expand the potential of its Internet business in such areas as customer-oriented product and service development.

During the term under review, overall sales of musical instruments increased as strong sales overseas compensated for the drop in sales in Japan, and, in the electronic equipment and electronic metal products segment, sales of semiconductor and lead frame materials grew. However, sales in the AV/IT segment fell. As a result, net sales amounted to ¥253,763 million, up 2.0% year on year. Of this, domestic sales amounted to ¥152,209 million, up 2.6% year on year, and overseas sales increased 1.1%, to ¥101,553 million.

Regarding income, recurring profit totaled ¥14,238 million, up 89.3% year on year, and net income for the interim period under review amounted to ¥10,075 million, up 39.3% year on year.

(2) Performance by Segment

Musical Instruments

In Japan, efforts promoting new, competitively priced products were thwarted by protracted market stagnation, and sales of musical instruments fell. Overseas, brisk sales in the United States and Europe led to stronger

overall sales. Piano sales continued to decline in Japan, but rose in the United States and Europe, thanks to the success of mid- and low-end models that included pianos made in Indonesia. Sales of electronic instruments grew due to such factors as strong sales of Clavinova and portable keyboards, the launch of the DM2000 digital mixer, and increased sales of synthesizers such as MOTIF series. In addition, sales of wind, string, percussion, and other instruments picked up.

In the field of education, despite an increase in the number of adult student enrollments, music school sales fell as the shrinking population of children in Japan led to a decline in the number of children enrolled in courses. Revenues from English-language instruction schools grew as student enrollment in popular children's courses continued to climb.

Income from the ringer melody distribution service rose as the number of subscribers increased in line with the growing popularity of mobile phones that offer Internet connectivity.

Due to these factors, segment sales amounted to ¥146,175 million, a 1.1% increase year on year, and operating income totaled ¥5,950 million, up 54.7% year on year.

AV/IT

There was ongoing growth in sales of audio products related to home theaters, and YAMAHA's DSP-AX630 was especially well received in Japan as well as abroad. In addition, the Company established Yamaha Electronics (Suzhou) Co., Ltd., to bolster its efforts in the Chinese market.

In the information and telecommunications device product category, price competition in the CDR-RW market intensified, resulting in substantially decreased sales.

Due to these factors, segment sales totaled ¥38,482 million, a 7.4% decrease year on year, and operating income fell to ¥1,045 million, a 12.8% decrease.

Lifestyle-Related Products

Amid the persistent downturn in the new housing market, YAMAHA hammered out a plan focusing on developing business in the renovation market, however, sales fell.

Segment sales totaled ¥23,574 million, down 0.9% year on year, and operating income totaled ¥548 million, down 45.5%.

Electronic Equipment and Metal Products

In semiconductors, the excellent reviews garnered by YAMAHA's LSI 40-note polyphony sound chip for mobile phones coupled with climbing demand in the China and South Korea markets led to a marked rise in sales. Electronic metals product segment sales grew due to market recovery.

Due to these factors, segment sales totaled ¥24,885 million, a 35.5% increase year on year, and operating income amounted to ¥5,901 million, a 125.6% increase.

Recreation

In the midst of a slump in the Japanese tourism industry, although the guest numbers at YAMAHA's *Katsuragi Kitanomaru* Resort—where the Japan team stayed during the 2002 World Cup—*Nemu no Sato* resort, and *Kiroro* resort increased, returns per customer fell, resulting in reduced sales. In addition, to provide optimal, resort-specific management that takes into account regional characteristics, YAMAHA commenced operations under the new management subsidiary framework.

Due to these factors, segment sales totaled ¥10,301 million, a 4.2% decrease year on year, and an operating loss of ¥828 million was recorded, compared with an operating loss of ¥843 million for the same period of the previous year.

Others

Sales of golf products climbed, owing to the popularity of new SECRET01 series products and sales of FA products and metallic molds were given a substantial boost by demand for magnesium molds for mobile phones. The automobile industry was between model changes during the period under review, resulting in reduced sales of interior automotive components.

Due to these factors, segment sales amounted to ¥10,343 million, a 7.4% increase year on year, and operating income totaled ¥487 million, compared with an operating loss of ¥94 million for the same period of the previous year.

(3) Results by Region

In Japan, sales totaled ¥158,727 million, up 1.5% year on year, and operating income rose 58.2%, to ¥11,272 million. In North America, sales increased 4.3%, to ¥44,018 million, and operating income rose 58.3%, to ¥2,137 million. In Europe, sales increased 5.0%, to ¥35,465 million, and operating income totaled ¥972 million, compared with a ¥260 million operating loss for the same period of the previous fiscal year. In the Asia, Oceania, and Other regions, sales fell 5.2%, to ¥15,552 million, and operating income decreased 24.8%, to ¥1,417 million.

(4) Forecast for the Entire Fiscal Year

YAMAHA anticipates harsh operating conditions in the latter half of the fiscal year, owing to factors that include the sluggish domestic market and heightened uncertainty over the future of the North American market. However, in semiconductors, overseas sales of sound chips for mobile phones are expected to grow. Thus, for the fiscal year ending March 31, 2003, YAMAHA projects consolidated net sales of ¥530.0 billion, a 5.1% increase from fiscal 2002, consolidated recurring profits of ¥25.0 billion, a 225.5% increase, and consolidated net income of ¥18.5 billion, compared with a net loss of ¥10.2 billion for fiscal 2002.

(5) Dividends

At a board meeting held on November 15, 2002, it was decided that interim dividends would be raised ¥1 per share, to ¥5 per share in line with improved business performance. In addition, initial year-end dividend forecasts were revised upward ¥1, from ¥4 per share, to ¥5 per share.

4. FINANCIAL POSITION

(1) Interim Period Cash Flows

During the term under review, cash and cash equivalents (hereinafter "cash") decreased ¥831 million from the previous term, to ¥39,825 million, compared with a ¥4,103 million increase in the previous interim period.

CASH FLOWS FROM OPERATING ACTIVITIES

Income before income taxes and minority interests amounted to ¥12,249 million, compared with income of ¥8,214 million in the previous interim period. Net cash used in operating activities grew to ¥300 million, compared with ¥172 million used during the previous interim period, mainly owing to an increase in accounts receivable.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities totaled ¥11,441 million, compared with ¥8,420 million in the previous interim period, due to higher capital investment and the purchase of investment securities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash provided by financing activities amounted to ¥11,402, compared with ¥13,140 million in the previous interim period, owing mainly to a cutback in financing in the form of short-term loans.

(2) Financial Outlook for the Entire Fiscal Year

YAMAHA forecasts improved cash flows from operating activities due to earnings growth, a recovery in accounts receivable, and inventory reductions. Thus, the Company intends to use cash flows from investing activities to proceed with the repayment of debt.

Cautionary Statement with Respect to Forward-Looking Statements

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2003 interim period (as of Sept. 30, 2002)	FY2002 interim period (as of Sept. 30, 2001)	FY2002 (as of Mar. 31, 2002)
ASSETS			
Current assets:			
Cash and bank deposits	¥40,314	¥ 38,181	¥41,074
Notes and accounts receivable	84,276	82,307	74,519
Marketable securities	791	1,134	356
Inventories	90,691	104,485	84,264
Deferred income taxes	10,270	10,071	9,332
Other current assets	4,250	4,597	4,267
Allowance for doubtful accounts	(2,856)	(2,713)	(2,675)
Total current assets	227,737	238,062	211,140
Fixed assets:			
Tangible assets:			
Buildings and structures	69,417	78,496	70,745
Machinery and equipment	20,963	23,611	22,401
Tools, furniture and fixtures	12,736	13,487	13,039
Land	77,458	49,034	78,069
Construction in progress	1,016	2,124	1,003
Total tangible assets	181,592	166,754	185,261
Intangible assets	879	1,244	1,202
Investments and other assets:			
Investment securities	79,085	76,758	76,307
Deferred income taxes	24,500	28,107	26,384
Other assets	11,225	10,974	10,314
Allowance for doubtful accounts	(1,153)	(1,054)	(947)
Total investments and other assets	113,657	114,786	112,058
Total fixed assets	296,128	282,785	298,522
Total assets	¥523,866	¥520,848	¥509,663

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2003 interim period (as of Sept. 30, 2002)	FY2002 interim period (as of Sept. 30, 2001)	FY2002 (as of Mar. 31, 2002)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	¥42,521	¥42,129	¥36,880
Short-term loans	63,038	71,997	47,871
Current portion of long-term debt	9,129	9,127	4,363
Accrued expenses	38,723	37,029	41,987
Various reserves	3,120	3,537	3,237
Other current liabilities	9,587	10,351	10,158
Total current liabilities	166,120	174,173	144,498
Long-term liabilities:			
Convertible bonds	24,317	24,317	24,317
Long-term debt	13,311	14,242	19,615
Deferred income taxes on land revaluation	14,207	—	14,638
Accrued employees' retirement benefits	55,476	65,163	59,074
Directors' retirement benefits	888	780	859
Long-term deposits received	37,201	39,858	38,472
Other fixed liabilities	1,952	3,160	1,508
Total long-term liabilities	147,355	147,522	158,486
Total liabilities	313,476	321,696	302,984
MINORITY INTERESTS	4,371	4,065	4,712
SHAREHOLDERS' EQUITY			
Common stock	28,533	—	—
Capital surplus	26,924	—	—
Earned surplus	168,398	—	—
Reserve for land revaluation	15,870	—	—
Net unrealized holding gains on other securities	1,615	—	—
Translation adjustments	(35,130)	—	—
Treasury stock, at cost	(193)	—	—
Total shareholders' equity	206,019	—	—
Common stock	—	28,533	28,533
Additional paid-in capital	—	26,924	26,924
Reserve for land revaluation	—	8,118	16,482
Retained earnings	—	175,974	157,589
Net unrealized holding gains/losses on other securities	—	(6,802)	766
Translation adjustments	—	(37,659)	(28,280)
Treasury stock, at cost	—	(2)	(49)
Total shareholders' equity	—	195,086	201,965
Total liabilities, minority interests and shareholders' equity	¥523,866	¥520,848	¥509,663

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

	FY2003 interim period (Apr. 1, 2002 – Sept. 30, 2002)		FY2002 interim period (Apr. 1, 2001 – Sept. 30, 2001)		FY2002 (Apr. 1, 2001 – Mar. 31, 2002)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	¥253,763	100.0	¥248,778	100.0	¥504,406	100.0
Cost of sales:	164,805	64.9	166,170	66.8	340,646	67.5
Gross profit	88,957	35.1	82,608	33.2	163,759	32.5
Unrealized profit	25		117		235	
Total gross profit	88,983	35.1	82,725	33.2	163,994	32.5
Selling, general and administrative expenses:						
Sales commissions	1,271		1,258		2,640	
Transport expense	5,700		5,951		12,095	
Advertising and sales promotion expenses	10,273		10,875		22,455	
Various reserves	4,827		3,538		6,782	
Personnel expenses	29,255		30,270		60,483	
Rent	2,039		2,503		4,853	
Depreciation and amortization	2,607		2,816		5,470	
Other	19,903		17,781		38,171	
Total selling, general and administrative expenses	75,878	29.9	74,995	30.1	152,951	30.3
Operating income	13,105	5.2	7,729	3.1	11,043	2.2
Non-operating income:						
Interest received	166		267		477	
Dividends received	174		213		258	
Equity in earnings of unconsolidated subsidiaries and affiliates	3,468		2,309		2,993	
Other	975		848		1,410	
Total non-operating income	4,785	1.8	3,638	1.4	5,140	1.0
Non-operating expenses:						
Interest paid	1,021		1,493		2,911	
Cash discounts	2,019		2,043		4,477	
Other	610		310		1,115	
Total non-operating expenses	3,652	1.4	3,847	1.5	8,503	1.7
Recurring profit	14,238	5.6	7,520	3.0	7,680	1.5
Other profit:						
Gain on sale of fixed assets	60		22		99	
Reversal of allowances	154		100		741	
Gain on sale of investment securities	—		1,479		3,694	
Total other profit	215	0.1	1,602	0.6	4,536	0.9
Other loss:						
Loss on removal of fixed assets	578		448		1,771	
Loss on revaluation of investment securities	1,139		249		14,857	
Loss on sale of stocks in subsidiaries	222		—		—	
Loss on revaluation of capital in subsidiaries	265		—		—	
Loss on sale of investment securities	—		—		27	
Loss on revaluation of stocks in subsidiaries	—		211		283	
Special retirement benefits	—		—		1,061	
Total other loss	2,205	0.9	908	0.3	18,001	3.5
Income before income taxes and minority interests	12,249	4.8	8,214	3.3	(5,784)	(1.1)
Current income taxes (benefit)	2,118	0.8	560	0.2	1,507	0.3
Deferred income taxes (benefit)	(188)	(0.1)	259	0.1	2,429	0.5
Minority interest	243	0.1	160	0.1	551	0.1
Net income	¥10,075	4.0	¥ 7,234	2.9	¥(10,274)	(2.0)

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Retained Earnings

	Millions of yen					
	FY2003 interim period (Apr. 1, 2002 – Sept. 30, 2002)		FY2002 interim period (Apr. 1, 2001 – Sept. 30, 2001)		FY2002 (Apr. 1, 2001 – Mar. 31, 2002)	
CAPITAL SURPLUS						
Balance at beginning of period:						
Additional paid-in capital	¥26,924	¥26,924	¥—	¥—	¥—	¥—
Balance at end of period		¥26,924		¥—		¥—
EARNED SURPLUS						
Balance at beginning of period:						
Retained earnings	157,589	157,589	—	—	—	—
Additional earned surplus:						
Net income	10,075		—		—	
Effect of change in scope of consolidation	849		—		—	
Effect of change in interests in subsidiaries	69		—		—	
Reversal of reserve for land revaluation	623		—		—	
Reversal of reserve for land revaluation resulting from interest change in subsidiaries	17	11,635	—	—	—	—
Deduction from earned surplus:						
Cash dividends paid	825		—		—	
Bonuses to directors and statutory auditors	0	826	—		—	
Balance at end of period		¥168,398		¥—		¥—
RETAINED EARNINGS						
Balance at beginning of period		¥—		¥170,496		¥170,496
Additional retained earnings:						
Effect of change in scope of consolidation	¥—		¥474		¥474	
Effect of change in interests in subsidiaries	—		—		15	
Reversal of reserve for land revaluation	—		151		0	
Reversal of reserve for land revaluation resulting from interest change in subsidiaries	—	—	—	625	82	573
Deduction from retained earnings:						
Effect of change in scope of consolidation	—		607		607	
Effect of change in interests in subsidiaries	—		946		945	
Cash dividends paid	—		826		1,652	
Bonuses to directors and statutory auditors	—	—	1	2,381	1	3,206
Net income (loss)		—		7,234		(10,274)
Balance at end of period		¥—		¥175,974		¥157,589

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Cash Flows

	Millions of yen		
	FY2003 interim period (Apr. 1, 2002 – Sept. 30, 2002)	FY2002 interim period (Apr. 1, 2001 – Sept. 30, 2001)	FY2002 (Apr. 1, 2001 – Mar. 31, 2002)
Cash flows from operating activities:			
Income before income taxes and minority interests	¥12,249	¥8,214	¥(5,784)
Depreciation and amortization	9,083	9,517	18,767
Amortization of consolidated goodwill	22	70	152
Allowance for doubtful accounts	454	(236)	(507)
Loss on revaluation of investment securities	1,139	249	14,857
Loss on revaluation of capital in subsidiaries	265	—	—
Loss on revaluation of stocks in subsidiaries	—	211	283
(Decrease) increase in employees' retirement benefits, net of payments	(3,661)	(2,070)	(8,210)
Interest and dividend income	(341)	(480)	(736)
Interest expenses	1,021	1,493	2,911
Loss on foreign exchange	260	6	63
Equity in earnings of unconsolidated subsidiaries and affiliates	(3,468)	(2,309)	(2,993)
Loss on sale of stocks in affiliates	222		
Gain on sale of investment securities	—	(1,479)	(3,694)
Loss on sale of investment securities	—	—	27
Gain on sale of fixed assets	(60)	(22)	(99)
Loss on disposal of fixed assets	578	448	1,771
(Increase) decrease in accounts and notes receivable—trade	(11,142)	7,801	18,794
(Increase) decrease in inventories	(7,893)	(5,659)	18,532
Increase (decrease) in accounts and notes payable	6,278	(9,514)	(15,715)
Other, net	(3,590)	(3,821)	(5,058)
Subtotal	1,415	2,419	33,360
Interest and dividends receivable	379	524	746
Interest paid	(1,014)	(1,461)	(2,918)
Income taxes paid and refunded	(1,080)	(1,654)	(2,171)
Net cash (used in) provided by operating activities	(300)	(172)	29,016
Cash flows from investing activities:			
Proceeds from sale of securities	49	—	—
Purchases of fixed assets	(8,101)	(9,362)	(14,876)
Proceeds from sale of fixed assets	1,518	208	888
Purchases of investment securities	(3,348)	(818)	(858)
Proceeds from sale of investment securities	149	1,549	4,074
Payments for capital investments	(1,895)	—	—
Payment for loans receivable	(94)	(637)	(714)
Collection of loans receivable	338	636	1,292
Other, net	(58)	1	(242)
Net cash used in investing activities	(11,441)	(8,420)	(10,437)
Cash flows from financing activities:			
Decrease (increase) in short-term loans	14,952	12,222	(13,241)
Proceeds from long-term debt	1,070	6,688	8,178
Repayments of long-term debt	(2,677)	(4,471)	(5,665)
Proceeds from resort member deposits	16	—	—
Repayments of resort member deposits	(774)	—	—
Purchases of treasury stock	(89)	—	—
Cash dividends paid	(825)	(826)	(1,652)
Cash dividends paid to minority shareholders	(268)	(463)	(468)
Other, net	—	(8)	(31)
Net cash provided by (used in) financing activities	11,402	13,140	(12,880)
Effect of exchange rate changes on cash and cash equivalents	(492)	(444)	1,122
Net (decrease) increase in cash and cash equivalents	(831)	4,103	6,821
Cash and cash equivalents at beginning of period	40,571	32,725	32,725
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	85	1,025	1,025
Cash and cash equivalents at end of period	¥39,825	¥37,853	¥40,571

Note: Figures of less than ¥1 million have been omitted.

(5) Basic Items for the Preparation of the Consolidated Financial Statement

1. Scope of Consolidation

Consolidated subsidiaries: 84 corporations

During the fiscal 2003 interim period, a total of five subsidiaries, (two overseas subsidiaries and three Japanese subsidiaries) were brought into the consolidated group. In addition, three overseas subsidiaries were removed from the consolidated group.

The names of major consolidated subsidiaries are listed in "1. The YAMAHA Group."

The effect of the assets, net sales, net income/loss and retained earnings of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries on the consolidated financial results was immaterial.

2. Application of Equity Method

Of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries, Yamaha Motor Co., Ltd. and one other affiliate are accounted for by the equity method. During the interim period under review, one overseas affiliate was removed from the equity method.

As for Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries and Yamaha–Olin Metal Corporation, and other affiliates to which the equity method has not been applied, the effect of their net income/loss and retained earnings on the consolidated financial results was immaterial.

[Change in Accounting Method]

At Yamaha Motors Co., Ltd., an affiliate accounted for by the equity method, the excess of costs over the net assets of acquired subsidiaries has been amortized within 20 years using the straight-line method, based on a review of the collectibility of individual investments. However, effective the interim period ended September 30, 2002, the Company has decided to amortize such costs fully when acquired. This change is due to Yamaha Motors' implementation of a new three-year medium-term management plan (April 2002 – March 2005), focusing on such management issues as "Improving the profitability of existing businesses" and "Solidifying the foundation of businesses in Asian countries."

This move was made to correspond to such changes in market structure as intensifying global competitiveness in the motorcycle business and other businesses, and to avoid collectibility risk arising from future fluctuations in the investment market, especially in strategically targeted areas. Thus, Yamaha Motor aims to further strengthen its financial soundness.

As a result of this change in accounting method, equity in earnings of unconsolidated subsidiaries and affiliates, income before income taxes and net income each decreased ¥2,507 million compared with what would have been recorded under the previous method.

3. Fiscal Year of Consolidated Subsidiaries

Settlement days for consolidated subsidiaries, with the exception of the following 19 companies, are all the same as that for the Company.

P.T. Yamaha Indonesia

P.T. Yamaha Music Indonesia (Distributor)

P.T. Yamaha Music Manufacturing Indonesia

P.T. Yamaha Music Manufacturing Asia

P.T. Yamaha Musical Products Indonesia

P.T. Yamaha Electronics Manufacturing Indonesia

Yamaha de Mexico, S. A. de C. V.

Yamaha Electronics Manufacturing (M) Sdn, Bhd.

Tianjin Yamaha Electronic Musical Instruments, Inc.

Guanzhou Yamaha–Pearl River Piano Inc.

Xiaoshan Yamaha Musical Instrument Co., Ltd.

Yamaha Music & Electronics (China) Co., Ltd.

Yamaha Music (Asia) PTE. LTD. (and 6 other corporations)

The financial statements of the above 19 companies, all of whose interim year-end is June 30, are included in the consolidated financial statements on the basis of their fiscal year after making appropriate adjustments for significant transactions during the period from July 1, 2002 to the date of the Company's interim year-end, September 30, 2002.

4. Accounting Standards

a) Basis and Method of Evaluation of Significant Assets

Marketable securities

Securities to be held until maturity: At amortized cost (straight-line method)

Other marketable securities

With market value: At fair value (changes in fair value are recorded in a separate component of shareholders' equity in an amount of net of tax, and the periodic average method is used to calculate the original cost)

Without market value: At cost, determined by the periodic average method

Derivatives

All fair value

Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

b) Method of Depreciation

Tangible fixed assets

Mainly calculated by the declining-balance method except that certain consolidated subsidiaries employ the straight-line method at rates based on the estimated useful lives of the respective assets.

Useful lives of tangible fixed assets are as follows:

Buildings: 31-50 years (attachment facilities are mainly 15 years)

Structures: 10-30 years

Machinery and Equipment: 4-11 years

Tools, furniture and fixtures: 5-6 years (metallic molds are mainly two years)

c) Accounting for Reserves and Benefits

Allowance for doubtful accounts

The amount of allowance for normal accounts is determined based on past write-off experience, and the amount of allowance for doubtful accounts is determined based on a review of the collectibility of individual receivables.

Accrued employees' retirement benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the interim period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Directors' retirement benefits

Directors' retirement benefits are provided at 100% of the amount that would be required as of the balance sheet date based on the Company' s internal rules.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedged Items and Hedging Instruments

Hedged items	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated call
Hedging instruments	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

All highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Change in Presentation

Consolidated Balance Sheets

Effective the interim period ended September 30, 2002, the Company separately presented "Deferred income taxes on land revaluation", which had been included in "Other fixed liabilities" in the long-term liabilities for the interim period ended September 30, 2001.

Consolidated Statement of Cash Flows

Effective the interim period ended September 30, 2002, the Company transferred "Proceeds from resort member deposits" and "Repayments of resort member deposits" to cash flows from financing activities, which had been included in "Other" in cash flows from operating activities for the interim period ended September 30, 2001.

(7) Additional Information

Accounting for Treasury Stock and the Reversal of Legal Reserve, etc.

Effective the interim period ended September 30, 2002, the Company adopted applied the Accounting Standard for the Treasury Stock and the Reversal of Legal Reserve, etc. (Corporate Accounting Standard, sub-paragraph 1). The effect of this change to the profits and losses for this interim period is immaterial.

In accordance with the revision of the Regulation for the presentation of Interim Financial Statements, "Shareholders' equity" in the Consolidated Balance Sheets and the Consolidated Statements of Retained Earnings for the interim period were presented under the revised regulation.

(8) Other Notes

Notes to the Consolidated Balance Sheets

	At September 30, 2002	At September 30, 2001	At March 31, 2002
1. Accumulated Depreciation	¥219,106 million	¥221,095 million	¥226,483 million
2. Mortgaged Assets			
Of cash and bank deposits	¥30 million	¥30 million	¥30 million
Of marketable securities	682 million	739 million	60 million
Of tangible fixed assets	13,292 million	16,662 million	13,651 million
Of investments and other assets	1,764 million	1,807 million	2,423 million
Total	¥15,769 million	¥19,239 million	¥16,165 million
3. Contingent Liabilities	¥107 million	¥50 million	¥129 million
4. Discount on Export Bills Receivable	¥1,335 million	¥1,270 million	¥1,386 million
5. Deferred Hedge Gains(Losses)			
Deferred hedge gains	¥21 million	¥126 million	¥1 million
Deferred hedge losses	298 million	79 million	100 million
Net deferred hedge gains(losses)	¥(276) million	¥47 million	¥(99) million

Notes to the Statements of Income

	FY2003 interim period ended Sept. 30, 2002	FY2002 interim period ended Sept. 30, 2001	FY2002 ended March 31, 2002
Significant components of reversal of allowances:			
Allowance for doubtful accounts	¥525 million	¥44 million	¥— million
Accrued employees' retirement benefits	3,492 million	2,261 million	4,755 million
Directors' retirement benefits	94 million	74 million	201 million

Notes to the Statements of Cash Flows

	FY2003 interim period ended Sept. 30, 2002	FY2002 interim period ended Sept. 30, 2001	FY2002 ended March 31, 2002
Reconciliation between Cash and Cash Equivalents and Cash and Bank Deposits in the Consolidated Balance Sheets:			
Cash and bank deposits	¥40,314 million	¥38,181 million	¥41,074 million
Time deposits with a maturity of more than three months	(488) million	(327) million	(502) million
Cash and cash equivalents	¥39,825 million	¥37,853 million	¥40,571 million

Segment Information

1. Business Segments (FY2003 interim period ended September 30, 2002)

(Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥146,175**	**¥38,482**	**¥23,574**	**¥24,885**	**¥10,301**	**¥10,343**	**¥253,763**	**¥—**	**¥253,763**
Intersegment sales or transfers	—	—	—	1,732	—	—	1,732	(1,732)	—
Total sales	**146,175**	**38,482**	**23,574**	**26,618**	**10,301**	**10,343**	**255,495**	**(1,732)**	**253,763**
Operating expenses	**140,225**	**37,436**	**23,025**	**20,716**	**11,130**	**9,855**	**242,390**	**(1,732)**	**240,657**
Operating income (loss)	**¥5,950**	**¥1,045**	**¥548**	**¥5,901**	**¥(828)**	**¥487**	**¥13,105**	**¥—**	**¥13,105**

Notes: 1. Business Sectors:

Divided into the categories of musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other based on consideration of similarities of product type, characteristics and market, etc.

2. Major products and services of each business segment are shown in "1. The Yamaha Group" on page 3.

(FY2002 interim period ended September 30, 2001)

(Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥144,650	¥41,573	¥23,795	¥18,370	¥10,756	¥9,631	¥248,778	¥—	¥248,778
Intersegment sales or transfers	—	—	—	1,421	—	—	1,421	(1,421)	—
Total sales	144,650	41,573	23,795	19,792	10,756	9,631	250,200	(1,421)	248,778
Operating expenses	140,804	40,374	22,788	17,176	11,600	9,726	242,470	(1,421)	241,048
Operating income (loss)	¥3,845	¥1,198	¥1,007	¥2,615	¥(843)	¥(94)	¥7,729	¥—	¥7,729

(FY2002 ended March 31, 2002)

(Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥286,920	¥95,214	¥45,714	¥36,628	¥21,590	¥18,339	¥504,406	¥—	¥504,406
Intersegment sales or transfers	—	—	—	2,471	—	—	2,471	(2,471)	—
Total sales	286,920	95,214	45,714	39,099	21,590	18,339	506,878	(2,471)	504,406
Operating expenses	282,182	92,176	44,667	34,748	23,331	18,728	495,834	(2,471)	493,362
Operating income (loss)	¥4,738	¥3,037	¥1,046	¥4,351	¥(1,741)	¥(389)	¥11,043	¥—	¥11,043

2. Geographical Segments (FY2003 interim period ended September 30, 2002)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥158,727	¥44,018	¥35,465	¥15,552	¥253,763	¥—	¥253,763
Intersegment sales or transfers	80,077	868	386	29,162	110,495	(110,495)	—
Total sales	238,805	44,886	35,852	44,714	364,258	(110,495)	253,763
Operating expenses	227,532	42,749	34,879	43,297	348,458	(107,801)	240,657
Operating income (loss)	¥11,272	¥2,137	¥972	¥1,417	¥15,799	¥(2,693)	¥13,105

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2002 interim period ended September 30, 2001)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥156,372	¥42,222	¥33,774	¥16,408	¥248,778	¥—	¥248,778
Intersegment sales or transfers	79,185	562	267	34,867	114,883	(114,883)	—
Total sales	235,558	42,784	34,042	51,275	363,662	(114,883)	248,778
Operating expenses	228,432	41,434	34,303	49,390	353,561	(112,512)	241,048
Operating income (loss)	¥7,126	¥1,349	¥(260)	¥1,885	¥10,100	¥(2,370)	¥7,729

(FY2002 ended March 31, 2002)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥304,945	¥92,246	¥73,260	¥33,954	¥504,406	¥—	¥504,406
Intersegment sales or transfers	136,211	2,135	493	68,063	206,902	(206,902)	—
Total sales	441,156	94,381	73,753	102,017	711,309	(206,902)	504,406
Operating expenses	437,937	90,897	73,103	98,283	700,222	(206,859)	493,362
Operating income (loss)	¥3,219	¥3,484	¥649	¥3,733	¥11,087	¥(43)	¥11,043

3. Overseas Sales (FY2003 interim period ended September 30, 2002)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥44,633**	**¥35,576**	**¥21,344**	**¥101,553**
Net sales				**253,763**
% of net sales	**17.6%**	**14.0%**	**8.4%**	**40.0%**

Notes: 1. Division by country or region is based on geographical proximity.

2. Main country and regional divisions other than Japan

North America: U.S.A., Canada

Europe: Germany, U.K.

Asia, Oceania and other areas: Singapore, Australia

(FY2002 interim period ended September 30, 2001)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥43,019	¥33,872	¥23,514	¥100,406
Net sales				248,778
% of net sales	17.3%	13.6%	9.5%	40.4%

(FY2002 ended March 31, 2002)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥93,524	¥73,458	¥47,472	¥214,455
Net sales				504,406
% of net sales	18.5%	14.6%	9.4%	42.5%

Lease Transactions

[Lessee]

1. Finance Lease Transactions Other than Those that Transfer Ownership of the Leased Assets to the Lessee

a) Acquisition costs, accumulated depreciation and net book value

(Millions of yen)

	FY2003 interim period (as of September 30, 2002)			FY2002 interim period (as of September 30, 2001)			FY2002 (as of March 31, 2002)		
	Tools and equipment	Other	Total	Tools and equipment	Other	Total	Tools and equipment	Other	Total
Acquisition costs	**¥2,803**	**¥1,319**	**¥4,123**	¥4,202	¥1,032	¥5,234	¥4,195	¥1,159	¥5,355
Accumulated depreciation	**1,453**	**829**	**2,282**	2,630	699	3,330	2,620	776	3,397
Net book value	**1,350**	**489**	**1,840**	1,571	333	1,904	1,574	382	1,957

Note: Acquisition costs include interest expenses since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

b) Future minimum lease payments

(Millions of yen)

	FY2003 interim period (as of September 30, 2002)	FY2002 interim period (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Due within one year	**¥735**	¥941	¥875
Due over one year	**1,105**	963	1,082
Total	**1,840**	1,904	1,957

Note: Future minimum lease payments include interest expenses since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

c) Lease payments and depreciation

(Millions of yen)

	FY2003 interim period (ended September 30, 2002)	FY2002 interim period (ended September 30, 2001)	FY2002 (ended March 31, 2002)
Lease payments	**¥536**	¥555	¥1,124
Depreciation	**536**	555	1,124

d) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

a) Future minimum lease payments

(Millions of yen)

	FY2003 interim period (as of September 30, 2002)	FY2002 interim period (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Due within one year	**¥384**	¥314	¥458
Due over one year	**466**	386	587
Total	**850**	700	1,045

[Lessor]

1. Finance Lease Transactions Other than Those that Transfer Ownership of the Leased Assets to the Lessee

a) Acquisition costs, accumulated depreciation and net book value

(Millions of yen)

	FY2003 interim period (as of September 30, 2002)	FY2002 interim period (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Acquisition costs	**¥5,157**	¥5,009	¥5,127
Accumulated depreciation	**3,433**	3,326	3,469
Net book value	**1,724**	1,682	1,657

b) Future minimum lease receivables

(Millions of yen)

	FY2003 interim period (as of September 30, 2002)	FY2002 interim period (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Due within one year	**¥963**	¥1,005	¥962
Due over one year	**1,902**	1,941	1,831
Total	**2,865**	2,947	2,793

Note: Future minimum lease receivables includes interest income since the balance of future minimum lease receivables and estimated residual values accounts for only a small percentage of trade receivables as of the balance sheet date.

c) Lease receivables and depreciation

(Millions of yen)

	FY2003 interim period (ended September 30, 2002)	FY2002 interim period (ended September 30, 2001)	FY2002 (ended March 31, 2002)
Lease receivables	**¥575**	¥579	¥1,173
Depreciation	**298**	387	606

Marketable Securities

1. Held-to-Maturity Securities at Market Value

(Millions of yen)

	FY2003 interim period (as of September 30, 2002)			FY2002 interim period (as of September 30, 2001)			FY2002 (as of March 31, 2002)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Government bonds	**¥270**	**¥274**	**¥4**	¥69	¥71	¥1	¥270	¥272	¥2
Corporate bonds	**1,642**	**1,652**	**9**	2,032	2,055	23	1,931	1,945	14
Others	**1,750**	**1,781**	**30**	1,850	1,883	32	1,449	1,467	18
Total	**3,662**	**3,707**	**44**	3,952	4,010	57	3,652	3,686	33

2. Available-for-Sales Securities at Market Value

(Millions of yen)

	FY2003 interim period (as of September 30, 2002)			FY2002 interim period (as of September 30, 2001)			FY2002 (as of March 31, 2002)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Stocks	**¥18,542**	**¥21,318**	**¥2,775**	¥34,541	¥27,822	¥(6,718)	¥19,609	¥21,067	¥1,458
Bonds Corporate bonds	**43**	**50**	**6**	43	51	7	43	50	7
Others	**51**	**42**	**(8)**	49	45	(4)	49	45	(3)
Total	**18,636**	**21,411**	**2,774**	34,634	27,918	(6,715)	19,702	21,164	1,462

3. Book Value of Securities without Market Value

(Millions of yen)

	FY2003 interim period (as of September 30, 2002)	FY2002 interim period (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Other securities Unlisted securities (except for over-the-counter traded securities)	**¥3,853**	¥795	¥808

Note: *The Company recorded an impairment loss of ¥1,066 million in "Available-for-sales securities at market value" during the* interim period ended September 30, 2002.

The impairment loss in such securities is recognized when market value at the period end declines 30% or more of the carrying cost, except when it is anticipated that the market value is recoverable.

Derivative Transactions

Derivative transactions, other than receivables and payables denominated in foreign currencies, were removed from the scope or disclosure because they apply to hedge accounting.

YAMAHA CORPORATION

Interim Flash Report

Non-Consolidated Basis

Results for the fiscal year 2003 interim period ended September 30, 2002

November 15, 2002

Company name: YAMAHA CORPORATION
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
For further information, please contact: Tokihisa Makino
Telephone: +81 53 460 2141
Date of the interim meeting of the Board of Directors: November 15, 2002
Interim dividend: YES
Date of the interim dividend payment: December 10, 2002
Application of share unit system: Applicable (1 unit = 100 shares)
Stock listings: Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section), Nagoya Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY2003 INTERIM PERIOD (April 1, 2002 to September 30, 2002)

Figures of less than ¥1 million have been omitted.

(1)Non-Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)
FY2003 interim period (Ended Sept. 30, 2002)	¥172,098	(0.5)%	¥10,599	38.7 %	¥10,998	27.3 %
FY2002 interim period (Ended Sept. 30, 2001)	172,947	(3.0)	7,641	(8.3)	8,637	(16.8)
FY2002 (Ended March 31, 2002)	316,742		5,637		6,530	

	Net income		Net income per share
	Millions of yen	(% change from the previous fiscal year)	Yen
FY2003 interim period (Ended Sept. 30, 2002)	¥7,669	(11.8)%	¥37.15
FY2002 interim period (Ended Sept. 30, 2001)	8,699	16.4	42.12
FY2002 (Ended March 31, 2002)	(25,328)	—	(122.65)

Notes: 1. Average number of outstanding shares during the year :

FY2003 interim period ended September 30, 2002	206,426,510 shares
FY2002 interim period ended September 30, 2001	206,520,824 shares
FY2002 ended March 31, 2002	206,508,465 shares

2. Changes in method of accounting: NONE

(2) Dividends

	Interim dividends per share	Dividends per share paid for the year
	Yen	Yen
FY2003 interim period (Ended Sept. 30, 2002)	¥5.00	¥—
FY2002 interim period (Ended Sept. 30, 2001)	4.00	—
FY2002 (Ended March 31, 2002)	—	8.00

(3) Non-Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2003 interim period (Ended Sept. 30, 2002)	¥291,774	¥148,282	50.8 %	718.43
FY2002 interim period (Ended Sept. 30, 2001)	293,472	151,926	51.8	735.65
FY2002 (Ended March 31, 2002)	295,861	140,730	47.6	681.58

Notes: 1. Number of outstanding shares at the end of the year:
FY2003 interim period as of September 30, 2002 206,397,898 shares
FY2002 interim period as of September 30, 2001 206,521,043 shares
FY2002 as of March 31, 2002 206,477,225 shares
2. Number of treasury stock at the end of the year:
FY2003 interim period as of September 30, 2002 125,365 shares
FY2002 interim period as of September 30, 2001 2,220 shares
FY2002 as of March 31, 2002 46,038 shares

2. FORECASTS OF RESULTS FOR FY2003 (April 1, 2002 – March 31, 2003)

	Net sales	Recurring profit	Net income	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
FY2003	¥330,000	¥11,500	¥8,000	¥5.00	¥10.00

Reference: Net income per share for the fiscal year is forecast to be ¥38.76 on a non-consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts.

4. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2003 interim period (as of Sept. 30, 2002)	FY2002 interim period (as of Sept. 30, 2001)	FY2002 (as of Mar. 31, 2002)
ASSETS			
Current assets:			
Cash and bank deposits	¥11,371	¥24,526	¥22,417
Notes receivable	5,680	8,548	6,884
Accounts receivable	36,125	33,226	29,094
Inventories	25,243	30,131	28,111
Deferred income taxes	7,979	7,556	7,333
Other current assets	2,177	2,506	2,392
Allowance for doubtful accounts	(1,283)	(1,210)	(1,242)
Total current assets	87,295	105,285	94,992
Fixed assets:			
Tangible assets:			
Buildings	14,003	13,856	13,683
Machinery and equipment	7,277	8,259	7,614
Land	48,110	21,515	48,940
Other tangible assets	6,455	6,669	6,606
Total tangible assets	75,846	50,300	76,844
Intangible assets	77	197	191
Investments and other assets:			
Investment securities	25,100	28,523	21,811
Shares of affiliated companies	63,855	69,119	63,495
Deferred income taxes	22,992	26,088	24,917
Other assets	17,608	14,897	14,435
Allowance for doubtful accounts	(1,001)	(939)	(827)
Total investments and other assets	128,555	137,688	123,832
Total fixed assets	204,479	188,186	200,868
Total assets	¥291,774	¥293,472	¥295,861

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2003 interim period (as of Sept. 30, 2002)	FY2002 interim period (as of Sept. 30, 2001)	FY2002 (as of Mar. 31, 2002)
LIABILITIES			
Current liabilities:			
Notes payable	¥1,253	¥1,738	¥1,160
Accounts payable	26,867	27,028	21,478
Short-term loans	944	767	1,036
Current portion of long-term debt	6,220	—	—
Corporate tax payables	50	50	100
Accrued expenses	20,637	20,393	21,024
Various reserves	741	1,625	1,058
Reserve for subsidiary support	—	—	12,429
Other current liabilities	2,109	2,073	2,123
Total current liabilities	58,823	53,676	60,410
Long-term liabilities:			
Convertible bonds	24,317	24,317	24,317
Long-term debt	—	6,220	6,220
Deferred income taxes on land revaluation	10,684	—	11,115
Accrued employees' retirement benefits	48,017	55,750	51,455
Directors' retirement benefits	672	574	623
Other fixed liabilities	977	1,007	988
Total long-term liabilities	84,669	87,869	94,721
Total liabilities	143,492	141,545	155,131
SHAREHOLDERS' EQUITY			
Common stock	28,533	—	—
Capital surplus:			
Additional paid-in capital	26,924	—	—
Total capital surplus	26,924	—	—
Earned surplus:			
Legal reserve	4,159	—	—
Voluntary reserve	58,854	—	—
Unappropriated earnings	12,851	—	—
Total earned surplus	75,865	—	—
Reserve for land revaluation	15,457	—	—
Net unrealized holding gains on other securities	1,640	—	—
Treasury stock, at cost	(139)	—	—
Total shareholders' equity	148,282	—	—
Common stock	—	28,533	28,533
Additional paid-in capital	—	26,924	26,924
Legal reserve	—	4,159	4,159
Reserve for land revaluation	—	—	16,081
Retained earnings:			
Voluntary reserve	—	85,582	85,582
Unappropriated earnings	—	13,509	(21,344)
Total retained earnings	—	99,091	64,237
Net unrealized holding gains/losses on other securities	—	(6,780)	841
Treasury stock, at cost	—	(2)	(49)
Total shareholders' equity	—	151,926	140,730
Total liabilities and shareholders' equity	¥291,774	¥293,472	¥295,861

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations

	FY2003 interim period (Apr. 1, 2002 – Sept. 30, 2002)		FY2002 interim period (Apr. 1, 2001 – Sept. 30, 2001)		FY2002 (Apr. 1, 2001 – Mar. 31, 2002)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	¥172,098	100.0	¥172,947	100.0	¥316,742	100.0
Cost of sales	129,515	75.2	133,888	77.4	247,821	78.2
Unrealized profit	20	0.0	113	0.0	226	0.0
Gross profit	42,602	24.8	39,172	22.6	69,146	21.8
Selling, general and administrative expenses	32,002	18.6	31,530	18.2	63,509	20.0
Operating income	10,599	6.2	7,641	4.4	5,637	1.8
Non-operating income	1,125	0.6	1,501	0.9	2,127	0.7
Non-operating expenses	727	0.4	505	0.3	1,234	0.4
Recurring profit	10,998	6.4	8,637	5.0	6,530	2.1
Extraordinary profit	210	0.1	1,640	0.9	4,255	1.3
Extraordinary loss	3,193	1.8	1,424	0.8	35,097	11.1
Income before income taxes	8,015	4.7	8,853	5.1	(24,312)	(7.7)
Current income taxes (benefit)	50	0.0	50	0.0	100	0.0
Deferred income taxes (benefit)	296	0.2	104	0.1	915	0.3
Net income	7,669	4.5	8,699	5.0	(25,328)	(8.0)
Retained earnings at beginning of period	4,557		4,810		4,810	
Transfer from reserve for land revaluation	623		—		—	
Interim dividends	—		—		826	
Retained earnings at end of period	¥12,851		¥13,509		¥(21,344)	

Note: Figures of less than ¥1 million have been omitted.

Exhibit 11

平成 15年 3月期　中間決算短信(連結)

平成 14年 11月 15日

上場会社名　ヤマハ株式会社　　上場取引所　東 大 名
コード番号　7951　　本社所在都道府県
(URL http://www.yamaha.co.jp/ir/report/)　　静岡県
代表者　役職名　代表取締役社長　氏名　伊藤修二
問合せ先責任者 役職名　執行役員 経理・財務部長　氏名　牧野時久　TEL (053) 460 - 2141

中間決算取締役会開催日　平成 14年 11月 15日
米国会計基準採用の有無　無

1. 14年 9月中間期の連結業績 (平成 14年 4月 1日 ～ 平成 14年 9月 30日)

(1) 連結経営成績　(百万円未満切捨表示)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 9月中間期	253,763	2.0	13,105	69.5	14,238	89.3
13年 9月中間期	248,778	△ 1.0	7,729	△ 38.6	7,520	△ 46.2
14年 3月期	504,406		11,043		7,680	

	中間(当期) 純利益		1株当たり中間(当期)純利益	潜在株式調整後1株当たり中間(当期)純利益
	百万円	%	円 銭	円 銭
14年 9月中間期	10,075	39.3	48.86	44.24
13年 9月中間期	7,234	△ 27.9	35.03	33.22
14年 3月期	△ 10,274		△ 49.75	—

(注) ①持分法投資損益　14年 9月中間期　3,468百万円　13年 9月中間期　2,309百万円　14年 3月期　2,993百万円
②期中平均株式数 (連結)　14年 9月中間期　206,199,869株　13年 9月中間期　206,520,824株　14年 3月期　206,508,465株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
14年 9月中間期	523,866	206,019	39.3	999.26
13年 9月中間期	520,848	195,086	37.5	944.63
14年 3月期	509,663	201,965	39.6	978.15

(注) 期末発行済株式数 (連結)　14年 9月中間期　206,171,257株　13年 9月中間期　206,521,043株　14年 3月期　206,477,225株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
14年 9月中間期	△ 300	△ 11,441	11,402	39,825
13年 9月中間期	△ 172	△ 8,420	13,140	37,853
14年 3月期	29,016	△ 10,437	△ 12,880	40,571

(4) 連結範囲及び持分法の適用に関する事項
連結子会社数　84社　持分法適用非連結子会社数　-社　持分法適用関連会社数　2社

(5) 連結範囲及び持分法の適用の異動状況
連結 (新規)　5社　(除外)　3社　持分法 (新規)　-社　(除外)　1社

2. 15年 3月期の連結業績予想 (平成 14年 4月 1日 ～ 平成 15年 3月 31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	530,000	25,000	18,500

(参考) 1株当たり予想当期純利益 (通期)　89円 73銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料5ページ～6ページをご参照下さい。

（添付資料）

１．企業集団の状況

当社グループは、当社、子会社110社及び関連会社16社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業を営んでおります。

各事業における主要製品と主要連結子会社の位置付けは概ね次の通りであります。

尚、事業区分は事業の種類別セグメントと同一であります。

事業区分	主要製品	主要連結子会社
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律	(株)ヤマハミュージック東京他販売子会社11社 Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Europa G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A. P.T.Yamaha Music Manufacturing Asia 天津雅馬哈電子楽器有限公司 雅馬哈楽器音響（中国）投資有限公司
ＡＶ・ＩＴ	オーディオ、情報通信機器	Yamaha Electronics Corporation, USA Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd. 雅馬哈楽器音響（中国）投資有限公司
リビング	システムキッチン、バスタブ、洗面化粧台、家具、住設部材	ヤマハリビングテック(株)
電子機器・電子金属	半導体、特殊合金	ヤマハ鹿児島セミコンダクタ(株) ヤマハメタニクス(株)
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営	ヤマハリゾート(株) (株)キロロ開発公社
その他	ゴルフ用具、自動車用内装部品、ＦＡ機器、金型	ヤマハファインテック(株)

主要連結子会社名は、複数事業を営んでいる場合は、それぞれの事業区分に記載してあります。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。



国内
海外
楽器
AV・IT
リビング
電子機器・電子金属
レクリエーション
その他
ヤマハ㈱
国内販売会社
(連結子会社)
㈱ヤマハミュージック東京
他11社
ヤマハミュージックトレーディング㈱
ヤマハサウンドテック㈱
国内製造販売会社
(連結子会社)
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
国内製造会社
(連結子会社)
山梨工芸㈱
ヤマハミュージッククラフト㈱
桜庭木材㈱
国内関連事業会社
(連結子会社)
ミュージックリース㈱
㈱ヤマハホール
国内製造会社
(連結子会社)
ディーエス㈱
国内販売会社
(連結子会社)
ワイズ㈱
国内製造販売会社
(連結子会社)
ヤマハリビングテック㈱
製品
原材料
国内製造会社
(連結子会社)
ヤマハリビングプロダクツ㈱
国内製造会社
(連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
国内製造販売会社
(連結子会社)
ヤマハメタニクス㈱
レクリエーション事業会社
(連結子会社)
ヤマハリゾート㈱
㈱キロロ開発公社
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
㈱キロロアソシエイツ
㈱すま座ビラ
国内その他事業会社
(連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ヤマハファインテック㈱
ワイピー設備システム㈱
持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ
製品
部品
製品・部品
海外製造販売会社
(連結子会社)
Kemble & Company Ltd.
天津雅馬哈電子楽器有限公司
海外関連事業会社
(連結子会社)
Yamaha Exporting Inc.
海外製造会社
(連結子会社)
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
台湾山葉楽器製造股分有限公司
高雄山葉股分有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
海外販売会社
(連結子会社)
Yamaha Corporation of America
Yamaha Electronics Corporation, USA
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A. de C.V.
Yamaha de Panama S.A.
Yamaha Europa G.m.b.H.
Yamaha Elektronik Europa G.m.b.H.
Yamaha Scandinavia A.B.
Yamaha Musique France S.A.
Yamaha Electronique France S.A.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha Electronics (U.K.) Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
P.T. Yamaha Music Indonesia (Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music (Asia) Pte.Ltd. 他6社
功学社山葉楽器股分有限公司
Yamaha Music Gulf FZE
Yamaha Electronics (China) Ltd.
Yamaha Electronics Asia Pte.Ltd.
雅馬哈楽器音響(中国)投資有限公司
海外製造会社
(連結子会社)
Yamaha Electronique Alsace S.A.
Yamaha Electronics Manufacturing (M) Sdn.Bhd.
P.T.Yamaha Electronics Manufacturing Indonesia
(注) 次の会社名に使用している「分」には、正しくはにんべんが付きます。
台湾山葉楽器製造股分有限公司
高雄山葉股分有限公司
功学社山葉楽器股分有限公司

2. 経営方針

（1）経営の基本方針

当社は、世界の人々とともに、新たな感動と豊かな文化を創り続ける企業として２１世紀も成長を目指してまいります。そのために、経営意思決定のスピードを上げ、技術革新に努め、激変する市場環境への適応力を強化し、常に高い品質の商品とサービスの開発および提供を行ってお客様の期待に応えるとともに、経営資源の効果的な活用、業務の合理化・効率化を追求して「グローバルな企業競争力の獲得」に努めてまいります。併せて、ＩＴ化およびネットワーク化への対応を進め、地球環境保全に積極的に取り組むことにより、中期経営計画で掲げた３つの目標「成長へのチャレンジ」、「グループ連結経営」、「企業価値の増大・ブランドを輝かす」の具現化に注力してまいります。

（2）利益配分に関する基本方針

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り安定的な配当を実施することを基本方針としております。内部留保資金につきましては、業績の状況、財務状況を勘案しながら研究開発投資、設備投資および将来の事業拡大のための資金に充当してまいります。

（3）中長期的な経営戦略及び対処すべき課題

当社は、「感動を・ともに・創る」をブランドスローガンに掲げ、次の通り事業を展開してまいります。

1．ヤマハグループの事業を「音・音楽を中心とした中核事業群」、「生活・余暇事業群」、「部品・素材事業群」に大別し、それぞれの事業群毎に適した成長戦略に取り組みます。

① 「中核事業群」につきましては、事業効率を高め、効果的な投資などによる事業成長とグローバルな事業展開を推進します。
楽器事業では、商品力の強化とタイムリーな市場投入による国内市場の活力回復、中国市場においてブランドイメージを確立し、傘型統括会社の下、大幅な成長の実現を目指します。また、メディア総合戦略と連動して、インターネットとの融合による楽器の楽しみ方を創造し、音楽関連需要の活性化と拡大を図るほか、音楽制作市場での事業強化および成人需要の拡大に取り組んでまいります。ＡＶ・ＩＴ事業では、オーディオにつきましては「ホームシアターNo.1戦略」推進により強いブランド力を確立すると共に収益力を堅持し、情報通信機器につきましてはＤＶＤ、ブロードバンドなど新技術対応を進めて収益向上を図ってまいります。電子機器事業では、モバイル音源ビジネスの拡大と信号処理およびアナログ・ハイブリッド事業の更なる育成に努めます。コンテンツ事業では、着信メロディー配信サービスのグローバル展開とメディア総合戦略展開に向けたデジタルコンテンツ制作能力の充実を進めてまいります。

② 「生活・余暇事業群」につきましては、厳しい市場環境の中で、選択と集中による事業基盤の強化と収益の改善に注力します。
リビング事業では、設計、製造、施工、物流一体となったコストダウンによる収益改善とリフォーム市場での高付加価値ビジネスモデルの構築に取り組みます。レクリエーション事業では、各施設ごとに設立した運営子会社の主体的なマネジメントを生かし、収益改善とキャッシュフロー経営の徹底を図ります。

③ 「部品・素材事業群」につきましては、中核事業で培ってきた技術を活かし、企業体力の範囲内でバランスのとれた成長を目指します。
電子金属事業では、生産構造改革による事業基盤強化、ＦＡ・金型事業では、マグネシウム部品事業の技術面・生産面での優位性の確立、自動車用内装部品事業では、製造効率と品質の向上に努め、それぞれ収益改善を図ってまいります。

2．グループ連結経営を強化するため、基幹情報システムの再構築、グローバルな生産戦略と購買調達および品質管理の推進、ＩＴ・デジタル化に対応した特許戦略および特許取得強化、グループ内部資金と事業インフラの効果的な運用、効率的な物流体制の確立、グループでの遵法経営の推進に努めます。

以上により、中長期的にはＲＯＥ９％を目標といたします。

3．経営成績及び財政状態

（1）経営成績

1．当中間期の概況

当中間期におけるわが国経済は、個人消費は一部に底固さが見られたものの依然として横ばいで推移し、住宅投資、民間設備投資は減少傾向が続きました。また海外の景気は緩やかに回復したものの、先行き不透明感が高まりました。

このような状況の中で当社は、２年目を迎えた中期経営計画「感動創生２１」を推進してまいりました。成長へのチャレンジのための施策として、技術開発を進め新商品の市場投入を積極的に行うとともに、販売網を整備し、中国傘型統括会社を設立するなど、成長市場への積極的な投資を行いました。また、メディア関連では、顧客参加型の製品・サービス開発の実践などネットビジネスの更なる可能性拡大を図りました。

販売の状況につきましては、楽器事業は国内が減少したものの海外が好調で売上げ増加となり、電子機器・電子金属事業は半導体・リードフレーム材料等が伸長しましたが、ＡＶ・ＩＴ事業は売上げ減少となりました。以上により、売上高は2,537億63百万円（前年同期比2.0%増加）となりました。このうち、国内売上高は1,522億9百万円（前年同期比2.6%増加）、海外売上高は1,015億53百万円（前年同期比1.1%増加）となりました。

損益につきましては、経常利益は142億38百万円（前年同期比89.3%増加）となり、中間純利益は100億75百万円（前年同期比39.3%増加）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、国内では低価格帯の新商品が健闘したものの長期化する市況の低迷から売上げは減少しました。海外では欧米が好調で、全体的には堅調に推移しました。ピアノは、国内で減少傾向が続きましたが、欧米でインドネシア製ピアノをはじめとする普及モデルが好評を博し、売上げを伸ばしました。電子楽器はクラビノーバやポータブルキーボードが好調であったことに加えデジタルミキサーの新製品「DM２０００」、シンセサイザー「MOTIF」シリーズなどが伸長したことにより売上げ増加となりました。また、管弦打他楽器は堅調に推移しました。

教室収入につきましては、音楽教室は、成人生徒数は増加しましたが少子化の影響により児童生徒数が減少したことから売上げは減少となりました。英語教室は、幼児コースが好評で在籍生徒数が引き続き増加し売上げを伸ばしました。

着信メロディーサービスは、会員数がネット接続型携帯電話の普及と連動して伸び売上げ増加となりました。

以上により、当事業の売上高は1,461億75百万円（前年同期比1.1%増加）、営業利益は59億50百万円（前年同期比54.7%増加）となりました。

（ＡＶ・ＩＴ事業）

オーディオにつきましては、ホームシアター関連商品が引き続き順調に推移し、特に「ＤＳＰ－ＡＸ６３０」が内外で高い評価を得ました。また、中国市場政策推進を図るため雅馬哈電子（蘇州）有限公司を設立しました。

情報通信機器につきましては、ＣＤ－Ｒ／ＲＷが価格競争の激化により大幅な売上げ減少となりました。

以上により、当事業の売上高は384億82百万円（前年同期比7.4%減少）、営業利益は10億45百万円（前年同期比12.8%減少）となりました。

（リビング事業）

戸建住宅市場の落ち込みが続くなか、リフォーム市場への営業政策展開を打ち出し新たな需要獲得に取り組みましたが、売上げは減少となりました。

以上により、当事業の売上高は235億74百万円（前年同期比0.9%減少）、営業利益は5億48百万円（前年同期比45.5%減少）となりました。

（電子機器・電子金属事業）

半導体につきましては、最大40音同時発音の携帯電話用音源ＬＳＩが高い評価を得たほか、韓国、中国市場の需要増に支えられ大幅に売上げを伸ばしました。電子金属材料では市況回復により売上げは増加しました。

以上により、当事業の売上高は248億85百万円（前年同期比35.5%増加）、営業利益は59億1百万円（前年同期比125.6%増加）となりました。

（レクリエーション事業）

国内の観光業界が全般的に低迷する中で、サッカーW杯日本代表宿舎となった葛城北の丸をはじめ、合歓の郷、キロロの集客数は増加しましたが、顧客一人当りの売上げが低下したことにより売上げ減少となりました。また、地域に根ざした個別最適経営を実践するため、運営子会社による業務形態をスタートさせました。

以上により、当事業の売上高は103億1百万円（前年同期比4.2%減少）、営業損失は8億28百万円（前年同期は営業損失8億43百万円）となりました。

（その他の事業）

ゴルフ用品は新商品「ＳＥＣＲＥＴ０１」シリーズが好評だったことから売上げ増加となりました。ＦＡ・金型事業は携帯電話用マグネシウム成形部品が売上げを大幅に伸ばしました。自動車用内装部品はモデルチェンジの狭間で売上げが減少となりました。

以上により、当事業の売上高は103億43百万円（前年同期比7.4%増加）、営業利益は4億87百万円（前年同期は営業損失94百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高1,587億27百万円（前年同期比1.5%増加）、営業利益112億72百万円（前年同期比58.2%増加）、北米は売上高440億18百万円（前年同期比4.3%増加）、営業利益は21億37百万円（前年同期比58.3%増加）、欧州は、売上高は354億65百万円（前年同期比5.0%増加）、営業利益は9億72百万円（前年同期は営業損失2億60百万円）、アジア・オセアニア・その他の地域は、売上高は155億52百万円（前年同期比5.2%減少）、営業利益は14億17百万円（前年同期比24.8%減少）となりました。

２．通期の見通し

通期の業績につきましては、下半期は国内市況の低迷や北米の市況が不透明感を増すなど厳しい状況が予想されますが、半導体は携帯電話用音源ＬＳＩの海外向けの伸びが期待されることから、平成15年３月期は売上高5,300億円（前期比5.1%増加）、経常利益250億円（前期比225.5%増加）、当期純利益185億円（前期は当期純損失102億74百万円）を予想しております。

３．配当について

当中間期の配当につきましては、業績回復を受けて１株につき１円増額し、１株につき５円とすることを平成14年11月15日開催の取締役会で決定いたしました。また、平成15年３月期期末配当予想につきましても、当初予想（１株につき４円）に対し１円増額し、１株につき５円といたしました。

（2）財政状態

1．当中間期の概況

当中間期における現金及び現金同等物（以下「資金」という。）は、前期に比べ8億31百万円減少（前中間期は41億3百万円増加）し、中間期末残高は、398億25百万円となりました。

（営業活動によるキャッシュ・フロー）
税金等調整前中間純利益が122億49百万円（前中間期は82億14百万円）となったものの、売上債権が増加したこと等により、営業活動の結果使用した資金は3億円（前中間期使用した資金は1億72百万円）となりました。

（投資活動によるキャッシュ・フロー）
設備投資及び投資有価証券の取得等により、投資活動の結果使用した資金は114億41百万円（前中間期使用した資金は84億20百万円）となりました。

（財務活動によるキャッシュ・フロー）
主に短期借入金の借入により、財務活動によって得られた資金は114億2百万円（前中間期得られた資金は131億40百万円）となりました。

2．通期の見通し

今後の見通しにつきましては、利益の伸び、売上債権の回収、在庫の減少により営業活動によるキャッシュ・フローの改善を見込んでおります。それにより投資活動によるキャッシュ・フローをまかない、借入金の返済を進めていく予定です。

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

4．中間連結財務諸表等

（1）中間連結貸借対照表

（単位：百万円）

科目	当中間期 (平成14．9．30) 金額	前中間期 (平成13．9．30) 金額	前期 (平成14．3．31) 金額
（資産の部）			
Ⅰ 流動資産			
1．現金及び預金	40,314	38,181	41,074
2．受取手形及び売掛金	84,276	82,307	74,519
3．有価証券	791	1,134	356
4．棚卸資産	90,691	104,485	84,264
5．繰延税金資産	10,270	10,071	9,332
6．その他	4,250	4,597	4,267
7．貸倒引当金	△2,856	△2,713	△2,675
流動資産合計	227,737	238,062	211,140
Ⅱ 固定資産			
(1)有形固定資産			
1．建物及び構築物	69,417	78,496	70,745
2．機械装置及び運搬具	20,963	23,611	22,401
3．工具器具備品	12,736	13,487	13,039
4．土地	77,458	49,034	78,069
5．建設仮勘定	1,016	2,124	1,003
有形固定資産合計	181,592	166,754	185,261
(2)無形固定資産	879	1,244	1,202
(3)投資その他の資産			
1．投資有価証券	79,085	76,758	76,307
2．繰延税金資産	24,500	28,107	26,384
3．その他	11,225	10,974	10,314
4．貸倒引当金	△1,153	△1,054	△947
投資その他の資産合計	113,657	114,786	112,058
固定資産合計	296,128	282,785	298,522
資産合計	523,866	520,848	509,663

科目	当中間期 (平成14．9．30) 金額	前中間期 (平成13．9．30) 金額	前期 (平成14．3．31) 金額
（負債の部）			
Ⅰ 流動負債			
1．支払手形及び買掛金	42,521	42,129	36,880
2．短期借入金	63,038	71,997	47,871
3．一年以内返済の長期借入金	9,129	9,127	4,363
4．未払費用及び未払金	38,723	37,029	41,987
5．諸引当金	3,120	3,537	3,237
6．その他	9,587	10,351	10,158
流動負債合計	166,120	174,173	144,498
Ⅱ 固定負債			
1．転換社債	24,317	24,317	24,317
2．長期借入金	13,311	14,242	19,615
3．再評価に係る繰延税金負債	14,207	—	14,638
4．退職給付引当金	55,476	65,163	59,074
5．役員退職慰労引当金	888	780	859
6．長期預り金	37,201	39,858	38,472
7．その他	1,952	3,160	1,508
固定負債合計	147,355	147,522	158,486
負債合計	313,476	321,696	302,984
（少数株主持分）			
少数株主持分	4,371	4,065	4,712
（資本の部）			
Ⅰ 資本金	28,533	—	—
Ⅱ 資本剰余金	26,924	—	—
Ⅲ 利益剰余金	168,398	—	—
Ⅳ 土地再評価差額金	15,870	—	—
Ⅴ その他有価証券評価差額金	1,615	—	—
Ⅵ 為替換算調整勘定	△35,130	—	—
Ⅶ 自己株式	△193	—	—
資本合計	206,019	—	—
Ⅰ 資本金	—	28,533	28,533
Ⅱ 資本準備金	—	26,924	26,924
Ⅲ 再評価差額金	—	8,118	16,482
Ⅳ 連結剰余金	—	175,974	157,589
Ⅴ その他有価証券評価差額金	—	△6,802	766
Ⅵ 為替換算調整勘定	—	△37,659	△28,280
Ⅶ 自己株式	—	△2	△49
資本合計	—	195,086	201,965
負債、少数株主持分及び資本合計	523,866	520,848	509,663

（2）中間連結損益計算書

（単位：百万円）

科目	当中間期 (平成14. 4. 1～平成14. 9. 30)		前中間期 (平成13. 4. 1～平成13. 9. 30)		前期 (平成13. 4. 1～平成14. 3. 31)	
	金額	百分比	金額	百分比	金額	百分比
		%		%		%
Ⅰ 売上高	253,763	100.0	248,778	100.0	504,406	100.0
Ⅱ 売上原価	164,805	64.9	166,170	66.8	340,646	67.5
売上総利益	88,957	35.1	82,608	33.2	163,759	32.5
延払未実現利益	25		117		235	
合計売上総利益	88,983	35.1	82,725	33.2	163,994	32.5
Ⅲ 販売費及び一般管理費						
1. 販売手数料	1,271		1,258		2,640	
2. 運送費	5,700		5,951		12,095	
3. 広告費及び販売促進費	10,273		10,875		22,455	
4. 諸引当金繰入額	4,827		3,538		6,782	
5. 人件費	29,255		30,270		60,483	
6. 地代家賃	2,039		2,503		4,853	
7. 減価償却費	2,607		2,816		5,470	
8. その他	19,903		17,781		38,171	
販売費及び一般管理費合計	75,878	29.9	74,995	30.1	152,951	30.3
営業利益	13,105	5.2	7,729	3.1	11,043	2.2
Ⅳ 営業外収益						
1. 受取利息	166		267		477	
2. 受取配当金	174		213		258	
3. 持分法による投資利益	3,468		2,309		2,993	
4. その他	975		848		1,410	
営業外収益合計	4,785	1.8	3,638	1.4	5,140	1.0
Ⅴ 営業外費用						
1. 支払利息	1,021		1,493		2,911	
2. 売上割引	2,019		2,043		4,477	
3. その他	610		310		1,115	
営業外費用合計	3,652	1.4	3,847	1.5	8,503	1.7
経常利益	14,238	5.6	7,520	3.0	7,680	1.5
Ⅵ 特別利益						
1. 固定資産売却益	60		22		99	
2. 諸引当金戻入額	154		100		741	
3. 投資有価証券売却益	－		1,479		3,694	
特別利益合計	215	0.1	1,602	0.6	4,536	0.9
Ⅶ 特別損失						
1. 固定資産除却損	578		448		1,771	
2. 投資有価証券評価損	1,139		249		14,857	
3. 関係会社株式売却損	222		－		－	
4. 関係会社出資金評価損	265		－		－	
5. 投資有価証券売却損	－		－		27	
6. 関係会社株式評価損	－		211		283	
7. 特別退職金	－		－		1,061	
特別損失合計	2,205	0.9	908	0.3	18,001	3.5
税金等調整前中間純利益又は税金等調整前当期純損失（△）	12,249	4.8	8,214	3.3	△5,784	△1.1
法人税、住民税及び事業税	2,118	0.8	560	0.2	1,507	0.3
法人税等調整額	△188	△0.1	259	0.1	2,429	0.5
少数株主利益	243	0.1	160	0.1	551	0.1
中間純利益又は当期純損失（△）	10,075	4.0	7,234	2.9	△10,274	△2.0

（3）中間連結剰余金計算書

（単位：百万円）

科　目	当中間期（平成14. 4. 1～平成14. 9. 30）		前中間期（平成13. 4. 1～平成13. 9. 30）		前　期（平成13. 4. 1～平成14. 3. 31）	
	金　額		金　額		金　額	
（資本剰余金の部）						
Ⅰ　資本剰余金期首残高						
資本準備金期首残高	26,924	26,924	－	－	－	－
Ⅱ　資本剰余金中間期末残高		26,924		－		－
（利益剰余金の部）						
Ⅰ　利益剰余金期首残高						
連結剰余金期首残高	157,589	157,589	－	－	－	－
Ⅱ　利益剰余金増加高						
1.　中間純利益	10,075		－		－	
2.　連結会社増減に伴う増加高	849		－		－	
3.　持分変動に伴う増加高	69		－		－	
4.　土地再評価差額金取崩高	623		－		－	
5.　持分変動に伴う土地再評価差額金取崩高	17	11,635	－	－	－	－
Ⅲ　利益剰余金減少高						
1.　配当金	825		－		－	
2.　役員賞与金	0	826	－		－	
Ⅳ　利益剰余金中間期末残高		168,398		－		－
Ⅰ　連結剰余金期首残高		－		170,496		170,496
Ⅱ　連結剰余金増加高						
1.　連結会社増減に伴う増加高	－		474		474	
2.　持分変動に伴う増加高	－		－		15	
3.　再評価差額金取崩高	－		151		0	
4.　持分変動に伴う再評価差額金取崩高	－	－	－	625	82	573
Ⅲ　連結剰余金減少高						
1.　連結会社増減に伴う減少高	－		607		607	
2.　持分変動に伴う減少高	－		946		945	
3.　配当金	－		826		1,652	
4.　役員賞与金	－	－	1	2,381	1	3,206
Ⅳ　中間純利益又は当期純損失（△）		－		7,234		△10,274
Ⅴ　連結剰余金中間期末（期末）残高		－		175,974		157,589

（4）中間連結キャッシュ・フロー計算書

（単位：百万円）

科　目	当中間期 (平成14. 4. 1～ 平成14. 9. 30) 金　額	前中間期 (平成13. 4. 1～ 平成13. 9. 30) 金　額	前　期 (平成13. 4. 1～ 平成14. 3. 31) 金　額
Ⅰ　営業活動によるキャッシュ・フロー			
1. 税金等調整前中間純利益又は税金等調整前当期純損失（△）	12, 249	8, 214	△5, 784
2. 減価償却費	9, 083	9, 517	18, 767
3. 連結調整勘定償却額	22	70	152
4. 貸倒引当金の増減額	454	△236	△507
5. 投資有価証券評価損	1, 139	249	14, 857
6. 関係会社出資金評価損	265	－	－
7. 関係会社株式評価損	－	211	283
8. 退職給付引当金の増減額	△3, 661	△2, 070	△8, 210
9. 受取利息及び受取配当金	△341	△480	△736
10. 支払利息	1, 021	1, 493	2, 911
11. 為替差損	260	6	63
12. 持分法による投資損益	△3, 468	△2, 309	△2, 993
13. 関係会社株式売却損	222	－	－
14. 投資有価証券売却益	－	△1, 479	△3, 694
15. 投資有価証券売却損	－	－	27
16. 固定資産売却益	△60	△22	△99
17. 固定資産除却損	578	448	1, 771
18. 売上債権の増減額	△11, 142	7, 801	18, 794
19. 棚卸資産の増減額	△7, 893	△5, 659	18, 532
20. 仕入債務の増減額	6, 278	△9, 514	△15, 715
21. その他	△3, 590	△3, 821	△5, 058
小計	1, 415	2, 419	33, 360
22. 利息及び配当金の受取額	379	524	746
23. 利息の支払額	△1, 014	△1, 461	△2, 918
24. 法人税等の支払額	△1, 080	△1, 654	△2, 171
営業活動によるキャッシュ・フロー	△300	△172	29, 016
Ⅱ　投資活動によるキャッシュ・フロー			
1. 有価証券の売却による収入	49	－	－
2. 有形固定資産の取得による支出	△8, 101	△9, 362	△14, 876
3. 有形固定資産の売却による収入	1, 518	208	888
4. 投資有価証券の取得による支出	△3, 348	△818	△858
5. 投資有価証券の売却による収入	149	1, 549	4, 074
6. 出資金の払込による支出	△1, 895	－	－
7. 貸付けによる支出	△94	△637	△714
8. 貸付金の回収による収入	338	636	1, 292
9. その他	△58	1	△242
投資活動によるキャッシュ・フロー	△11, 441	△8, 420	△10, 437
Ⅲ　財務活動によるキャッシュ・フロー			
1. 短期借入金の増減額（純額）	14, 952	12, 222	△13, 241
2. 長期借入れによる収入	1, 070	6, 688	8, 178
3. 長期借入金の返済による支出	△2, 677	△4, 471	△5, 665
4. 会員預託金の預りによる収入	16	－	－
5. 会員預託金の返還による支出	△774	－	－
6. 自己株式の取得による支出	△89	－	－
7. 配当金の支払額	△825	△826	△1, 652
8. 少数株主への配当金支払額	△268	△463	△468
9. その他	－	△8	△31
財務活動によるキャッシュ・フロー	11, 402	13, 140	△12, 880
Ⅳ　現金及び現金同等物に係る換算差額	△492	△444	1, 122
Ⅴ　現金及び現金同等物の増減額	△831	4, 103	6, 821
Ⅵ　現金及び現金同等物期首残高	40, 571	32, 725	32, 725
Ⅶ　新規連結子会社の現金及び現金同等物の期首残高	85	1, 025	1, 025
Ⅷ　現金及び現金同等物中間期末（期末）残高	39, 825	37, 853	40, 571

（5）中間連結財務諸表作成のための基本となる重要な事項

1．連結の範囲

連結子会社　　84社

当中間連結会計期間より、新たに国内子会社３社と海外子会社２社の計５社を連結の範囲に含めております。また、海外子会社３社を連結の範囲から除外しております。

主要な連結子会社の名称は「1．企業集団の状況」に記載している為、省略しております。

ヤマハライフサービス(株)他非連結子会社はその資産、売上高、中間純損益及び利益剰余金を考慮した場合、全体としても中間連結財務諸表に重要な影響を及ぼしておりません。

2．持分法の適用

ヤマハライフサービス(株)他非連結子会社及び関連会社のうち、主要な関連会社であるヤマハ発動機(株)他１社に対する投資について持分法を適用しております。尚、当中間連結会計期間より、海外関連会社１社を持分法適用会社から除外しております。

持分法適用外のヤマハライフサービス(株)他非連結子会社及びヤマハ・オーリンメタル(株)他関連会社は、それぞれ中間連結純損益及び利益剰余金に及ぼす影響が軽微であり、かつ全体としても重要性がありません。

（会計処理方法の変更）

持分法適用会社のヤマハ発動機(株)では、連結調整勘定の償却について、従来、個々の投資の実態に合わせ、20年以内の投資回収見込年数で均等償却を行っておりましたが、「既存事業収益力の向上」・「アジア諸国での事業基盤固め」等を経営課題とする３ヶ年（平成14年４月～平成17年３月）の新中期経営計画の策定を機に連結調整勘定の償却方法を見直した結果、当中間連結会計期間より、その全額を発生時の損益とすることに変更しました。

この変更は、二輪車事業をはじめとした当持分法適用会社グループを取り巻くグローバルな競合激化など市場の変化及び戦略地域における投資環境の変化に伴う投資回収リスクの変動に的確に対応し、財務体質の健全性を一層高めていくためのものです。

この変更により、従来の方法によった場合に比べ、持分法による投資利益、税金等調整前中間純利益及び中間純利益はそれぞれ2,507百万円減少しております。

3．連結子会社の中間決算日等

連結子会社の中間決算日は、以下の19社を除いてすべて、当社と同一であります。

P.T.Yamaha Indonesia
P.T.Yamaha Music Indonesia (Distributor)
P.T.Yamaha Music Manufacturing Indonesia
P.T.Yamaha Music Manufacturing Asia
P.T.Yamaha Musical Products Indonesia
P.T.Yamaha Electronics Manufacturing Indonesia
Yamaha de Mexico, S.A. de C.V.
Yamaha Electronics Manufacturing (M) Sdn. Bhd.
天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
雅馬哈楽器音響（中国）投資有限公司
Yamaha Music (Asia) Pte.Ltd. 他６社

上記19社の中間決算日は６月30日であり、同中間決算日現在の中間財務諸表を使用しておりますが、平成14年７月１日から中間連結決算日平成14年９月30日までの期間に発生した重要な取引については、連結上必要な調整を行っております。

4．会計処理基準

1）重要な資産の評価基準及び評価方法

イ．有価証券

満期保有目的の債券　…　償却原価法（定額法）

その他有価証券

時価のあるもの　…　中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

ロ．デリバティブ

時価法

ハ．棚卸資産

当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。

2）重要な減価償却資産の減価償却方法

イ．有形固定資産

主として定率法によっておりますが、一部の連結子会社は定額法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

3）重要な引当金の計上基準

イ．貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

ロ．退職給付引当金

従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。

ハ．役員退職慰労引当金

役員退職時の慰労金の発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。

4）重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

5）重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6）重要なヘッジ会計の方法

イ．ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。

ロ．ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

ハ．ヘッジ方針

各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。

ニ．ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7）その他中間連結財務諸表作成のための重要な事項

イ．消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

5．中間連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。

（6）表示方法の変更

1．中間連結貸借対照表

前中間連結会計期間まで固定負債の「その他」に含めて表示していた再評価に係る繰延税金負債は、当中間連結会計期間において独立表示することに変更しました。

2．中間連結キャッシュ・フロー計算書

前中間連結会計期間まで営業活動によるキャッシュ・フローの「その他」に含めて表示していたリゾート会員預託金の預りによる収入及び返還による支出は、当中間連結会計期間において財務活動によるキャッシュ・フローの「会員預託金の預りによる収入」及び「会員預託金の返還による支出」に表示することに変更しました。

（7）追加情報

1．自己株式及び法定準備金取崩等会計

当中間連結会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第1号）を適用しております。これによる当中間連結会計期間の損益に与える影響は軽微であります。

尚、中間連結財務諸表規則の改正により、当中間連結会計期間における中間連結貸借対照表の資本の部及び中間連結剰余金計算書については、改正後の中間連結財務諸表規則により作成しております。

（8）その他の注記事項

（中間連結貸借対照表関係）

	当中間期（平成14．9．30）	前中間期（平成13．9．30）	前期（平成14．3．31）
1．有形固定資産減価償却累計額	219,106百万円	221,095百万円	226,483百万円
2．担保提供資産			
現金及び預金のうち	30百万円	30百万円	30百万円
有価証券のうち	682百万円	739百万円	60百万円
有形固定資産のうち	13,292百万円	16,662百万円	13,651百万円
投資有価証券のうち	1,764百万円	1,807百万円	2,423百万円
計	15,769百万円	19,239百万円	16,165百万円
3．保証債務	107百万円	50百万円	129百万円
4．輸出受取手形割引高	1,335百万円	1,270百万円	1,386百万円
5．繰延ヘッジ損益の内訳			
繰延ヘッジ利益	21百万円	126百万円	1百万円
繰延ヘッジ損失	298百万円	79百万円	100百万円
繰延ヘッジ損益（純額）	△276百万円	47百万円	△99百万円

（中間連結損益計算書関係）

	当中間期（平成14．4．1～平成14．9．30）	前中間期（平成13．4．1～平成13．9．30）	前期（平成13．4．1～平成14．3．31）
1．諸引当金繰入額の主なもの			
貸倒引当金繰入額	525百万円	44百万円	－百万円
退職給付引当金繰入額	3,492百万円	2,261百万円	4,755百万円
役員退職慰労引当金繰入額	94百万円	74百万円	201百万円

（中間連結キャッシュ・フロー計算書関係）

	当中間期（平成14．4．1～平成14．9．30）	前中間期（平成13．4．1～平成13．9．30）	前期（平成13．4．1～平成14．3．31）
1．現金及び現金同等物の中間期末（期末）残高と中間連結貸借対照表（連結貸借対照表）に掲記されている科目の金額との関係			
現金及び預金勘定	40,314百万円	38,181百万円	41,074百万円
預入期間が3か月を超える定期預金	△488百万円	△327百万円	△502百万円
現金及び現金同等物	39,825百万円	37,853百万円	40,571百万円

（セグメント情報）

1．事業の種類別セグメント情報

（単位：百万円）

	当中間期（平成14．4．1～平成14．9．30）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1)外部顧客に対する売上高	146,175	38,482	23,574	24,885	10,301	10,343	253,763		253,763
(2)セグメント間の内部売上高又は振替高				1,732			1,732	△1,732	
計	146,175	38,482	23,574	26,618	10,301	10,343	255,495	△1,732	253,763
営業費用	140,225	37,436	23,025	20,716	11,130	9,855	242,390	△1,732	240,657
営業利益	5,950	1,045	548	5,901	△828	487	13,105		13,105

（注）1．事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、AV・IT事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2．各事業区分の主要製品

「1．企業集団の状況」に記載しております。

（単位：百万円）

	前中間期（平成13．4．1～平成13．9．30）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1)外部顧客に対する売上高	144,650	41,573	23,795	18,370	10,756	9,631	248,778		248,778
(2)セグメント間の内部売上高又は振替高				1,421			1,421	△1,421	
計	144,650	41,573	23,795	19,792	10,756	9,631	250,200	△1,421	248,778
営業費用	140,804	40,374	22,788	17,176	11,600	9,726	242,470	△1,421	241,048
営業利益	3,845	1,198	1,007	2,615	△843	△94	7,729		7,729

（単位：百万円）

	前期（平成13．4．1～平成14．3．31）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1)外部顧客に対する売上高	286,920	95,214	45,714	36,628	21,590	18,339	504,406		504,406
(2)セグメント間の内部売上高又は振替高				2,471			2,471	△2,471	
計	286,920	95,214	45,714	39,099	21,590	18,339	506,878	△2,471	504,406
営業費用	282,182	92,176	44,667	34,748	23,331	18,728	495,834	△2,471	493,362
営業利益	4,738	3,037	1,046	4,351	△1,741	△389	11,043		11,043

2．所在地別セグメント情報

（単位：百万円）

	当中間期（平成14．4．1～平成14．9．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1) 外部顧客に対する売上高	158,727	44,018	35,465	15,552	253,763		253,763
(2) セグメント間の内部売上高又は振替高	80,077	868	386	29,162	110,495	△110,495	
計	238,805	44,886	35,852	44,714	364,258	△110,495	253,763
営業費用	227,532	42,749	34,879	43,297	348,458	△107,801	240,657
営業利益	11,272	2,137	972	1,417	15,799	△2,693	13,105

（注）1．国又は地域の区分は、地理的近接度によっております。

2．各区分に属する主な国又は地域

北米……………………………………………………アメリカ、カナダ

欧州……………………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前中間期（平成13．4．1～平成13．9．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1) 外部顧客に対する売上高	156,372	42,222	33,774	16,408	248,778		248,778
(2) セグメント間の内部売上高又は振替高	79,185	562	267	34,867	114,883	△114,883	
計	235,558	42,784	34,042	51,275	363,662	△114,883	248,778
営業費用	228,432	41,434	34,303	49,390	353,561	△112,512	241,048
営業利益	7,126	1,349	△260	1,885	10,100	△2,370	7,729

（単位：百万円）

	前期（平成13．4．1～平成14．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1) 外部顧客に対する売上高	304,945	92,246	73,260	33,954	504,406		504,406
(2) セグメント間の内部売上高又は振替高	136,211	2,135	493	68,063	206,902	△206,902	
計	441,156	94,381	73,753	102,017	711,309	△206,902	504,406
営業費用	437,937	90,897	73,103	98,283	700,222	△206,859	493,362
営業利益	3,219	3,484	649	3,733	11,087	△43	11,043

３．海外売上高

（単位：百万円）

	当中間期（平成14. 4. 1～平成14. 9. 30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	44,633	35,576	21,344	101,553
Ⅱ　連結売上高				253,763
Ⅲ　連結売上高に占める海外売上高の割合	17.6%	14.0%	8.4%	40.0%

（注）1.　国又は地域の区分は、地理的近接度によっております。

2.　各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前中間期（平成13. 4. 1～平成13. 9. 30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	43,019	33,872	23,514	100,406
Ⅱ　連結売上高				248,778
Ⅲ　連結売上高に占める海外売上高の割合	17.3%	13.6%	9.5%	40.4%

（単位：百万円）

	前期（平成13. 4. 1～平成14. 3. 31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	93,524	73,458	47,472	214,455
Ⅱ　連結売上高				504,406
Ⅲ　連結売上高に占める海外売上高の割合	18.5%	14.6%	9.4%	42.5%

（リース取引関係）

［借手側］

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)			前中間期 (平成13．4．1～平成13．9．30)			前期 (平成13．4．1～平成14．3．31)		
	工具器具備品	その他	合計	工具器具備品	その他	合計	工具器具備品	その他	合計
取得価額相当額	2,803	1,319	4,123	4,202	1,032	5,234	4,195	1,159	5,355
減価償却累計額相当額	1,453	829	2,282	2,630	699	3,330	2,620	776	3,397
中間期末（期末）残高相当額	1,350	489	1,840	1,571	333	1,904	1,574	382	1,957

尚、取得価額相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)	前中間期 (平成13．4．1～平成13．9．30)	前期 (平成13．4．1～平成14．3．31)
1年以内	735	941	875
1年超	1,105	963	1,082
合計	1,840	1,904	1,957

尚、未経過リース料中間期末（期末）残高相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)	前中間期 (平成13．4．1～平成13．9．30)	前期 (平成13．4．1～平成14．3．31)
支払リース料	536	555	1,124
減価償却費相当額	536	555	1,124

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)	前中間期 (平成13．4．1～平成13．9．30)	前期 (平成13．4．1～平成14．3．31)
1年以内	384	314	458
1年超	466	386	587
合計	850	700	1,045

[貸手側]

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額、減価償却累計額及び中間期末（期末）残高

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)	前中間期 (平成13．4．1～平成13．9．30)	前 期 (平成13．4．1～平成14．3．31)
	工具器具備品	工具器具備品	工具器具備品
取得価額	5,157	5,009	5,127
減価償却累計額	3,433	3,326	3,469
中間期末（期末）残高	1,724	1,682	1,657

2）未経過リース料中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)	前中間期 (平成13．4．1～平成13．9．30)	前 期 (平成13．4．1～平成14．3．31)
1年以内	963	1,005	962
1年超	1,902	1,941	1,831
合 計	2,865	2,947	2,793

尚、未経過リース料中間期末（期末）残高相当額は、未経過リース料中間期末（期末）残高及び見積残存価額の残高の合計額が営業債権の中間期末（期末）残高等に占める割合が低い為、「受取利子込み法」により算定しております。

3）受取リース料及び減価償却費

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)	前中間期 (平成13．4．1～平成13．9．30)	前 期 (平成13．4．1～平成14．3．31)
受取リース料	575	579	1,173
減価償却費	298	387	606

(有価証券関係)

1．満期保有目的の債券で時価のあるもの

(単位：百万円)

区分	当中間期 (平成14. 9.30)			前中間期 (平成13. 9.30)			前期 (平成14. 3.31)		
	中間連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
1. 国債・地方債等	270	274	4	69	71	1	270	272	2
2. 社債	1,642	1,652	9	2,032	2,055	23	1,931	1,945	14
3. その他	1,750	1,781	30	1,850	1,883	32	1,449	1,467	18
合計	3,662	3,707	44	3,952	4,010	57	3,652	3,686	33

2．その他有価証券で時価のあるもの

(単位：百万円)

区分	当中間期 (平成14. 9.30)			前中間期 (平成13. 9.30)			前期 (平成14. 3.31)		
	取得原価	中間連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
1. 株式	18,542	21,318	2,775	34,541	27,822	△6,718	19,609	21,067	1,458
2. 債券									
社債	43	50	6	43	51	7	43	50	7
3. その他	51	42	△8	49	45	△4	49	45	△3
合計	18,636	21,411	2,774	34,634	27,918	△6,715	19,702	21,164	1,462

3．時価のない主な有価証券の内容及び中間連結貸借対照表（連結貸借対照表）計上額

(単位：百万円)

区分	当中間期 (平成14. 9.30)	前中間期 (平成13. 9.30)	前期 (平成14. 3.31)
その他有価証券 非上場株式（店頭売買株式を除く）	3,853	795	808

(注) 当中間連結会計期間において、その他有価証券で時価のある株式について 1,066 百万円減損の処理を行っております。

当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて 30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

(デリバティブ取引関係)

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為、記載しておりません。

平成 15年 3月期　個別中間財務諸表の概要

平成 14年 11月 15日

上場会社名　ヤマハ株式会社　　上場取引所 東 大 名
コード番号 7951　　本社所在都道府県 静岡県
(URL http://www.yamaha.co.jp/ir/report/)
代表者　役職名 代表取締役社長　氏名 伊藤修二
問合せ先責任者 役職名 執行役員 経理・財務部長　氏名 牧野時久　TEL (053) 460 - 2141
中間決算取締役会開催日　平成 14年 11月 15日　中間配当制度の有無　有
中間配当支払開始日　平成 14年 12月 10日　単元株制度採用の有無　有　(1単元 100株)

1. 14年 9月中間期の業績 (平成 14年 4月 1日 ～ 平成 14年 9月 30日)

(1)経営成績　(百万円未満切捨表示)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 9月中間期	172,098	△ 0.5	10,599	38.7	10,998	27.3
13年 9月中間期	172,947	△ 3.0	7,641	△ 8.3	8,637	△ 16.8
14年 3月期	316,742		5,637		6,530	

	中間(当期) 純利益		1株当たり中間(当期)純利益
	百万円	%	円 銭
14年 9月中間期	7,669	△ 11.8	37.15
13年 9月中間期	8,699	16.4	42.12
14年 3月期	△ 25,328		△ 122.65

(注)①期中平均株式数　14年 9月中間期 206,426,510株　13年 9月中間期 206,520,824株　14年 3月期 206,508,465株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)配当状況

	1株当たり中間配当金	1株当たり年間配当金
	円 銭	円 銭
14年 9月中間期	5.00	―
13年 9月中間期	4.00	―
14年 3月期	―	8.00

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
14年 9月中間期	291,774	148,282	50.8	718.43
13年 9月中間期	293,472	151,926	51.8	735.65
14年 3月期	295,861	140,730	47.6	681.58

(注)①期末発行済株式数　14年 9月中間期 206,397,898株　13年 9月中間期 206,521,043株　14年 3月期 206,477,225株
②期末自己株式数　14年 9月中間期 125,365株　13年 9月中間期 2,220株　14年 3月期 46,038株

2. 15年 3月期の業績予想 (平成 14年 4月 1日 ～ 平成 15年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	330,000	11,500	8,000	5.00	10.00

(参考) 1株当たり予想当期純利益 (通期)　38円 76銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料5ページ～6ページをご参照下さい。

5．中間財務諸表等

（1）中間貸借対照表

（単位：百万円）

科目	当中間期 (平成14. 9.30) 金額	前中間期 (平成13. 9.30) 金額	前期 (平成14. 3.31) 金額	科目	当中間期 (平成14. 9.30) 金額	前中間期 (平成13. 9.30) 金額	前期 (平成14. 3.31) 金額
（資産の部）				（負債の部）			
I 流動資産				I 流動負債			
1. 現金及び預金	11,371	24,526	22,417	1. 支払手形	1,253	1,738	1,160
2. 受取手形	5,680	8,548	6,884	2. 買掛金	26,867	27,028	21,478
3. 売掛金	36,125	33,226	29,094	3. 短期借入金	944	767	1,036
4. 棚卸資産	25,243	30,131	28,111	4. 一年以内返済の長期借入金	6,220	−	−
5. 繰延税金資産	7,979	7,556	7,333	5. 未払法人税等	50	50	100
6. その他	2,177	2,506	2,392	6. 未払費用及び未払金	20,637	20,393	21,024
7. 貸倒引当金	△1,283	△1,210	△1,242	7. 諸引当金	741	1,625	1,058
流動資産合計	87,295	105,285	94,992	8. 子会社支援引当金	−	−	12,429
II 固定資産				9. その他	2,109	2,073	2,123
(1) 有形固定資産				流動負債合計	58,823	53,676	60,410
1. 建物	14,003	13,856	13,683	II 固定負債			
2. 機械及び装置	7,277	8,259	7,614	1. 転換社債	24,317	24,317	24,317
3. 土地	48,110	21,515	48,940	2. 長期借入金	−	6,220	6,220
4. その他	6,455	6,669	6,606	3. 再評価に係る繰延税金負債	10,684	−	11,115
有形固定資産合計	75,846	50,300	76,844	4. 退職給付引当金	48,017	55,750	51,455
(2) 無形固定資産	77	197	191	5. 役員退職慰労引当金	672	574	623
(3) 投資その他の資産				6. その他	977	1,007	988
1. 投資有価証券	25,100	28,523	21,811	固定負債合計	84,669	87,869	94,721
2. 関係会社株式	63,855	69,119	63,495	負債合計	143,492	141,545	155,131
3. 繰延税金資産	22,992	26,088	24,917	（資本の部）			
4. その他	17,608	14,897	14,435	I 資本金	28,533	−	−
5. 貸倒引当金	△1,001	△939	△827	II 資本剰余金		−	−
投資その他の資産合計	128,555	137,688	123,832	1. 資本準備金	26,924	−	−
固定資産合計	204,479	188,186	200,868	資本剰余金合計	26,924	−	−
				III 利益剰余金		−	−
				1. 利益準備金	4,159	−	−
				2. 任意積立金	58,854	−	−
				3. 中間未処分利益	12,851	−	−
				利益剰余金合計	75,865	−	−
				IV 土地再評価差額金	15,457	−	−
				V その他有価証券評価差額金	1,640	−	−
				VI 自己株式	△139	−	−
				資本合計	148,282	−	−
				I 資本金	−	28,533	28,533
				II 資本準備金	−	26,924	26,924
				III 利益準備金	−	4,159	4,159
				IV 再評価差額金	−	−	16,081
				V その他の剰余金	−		
				1. 任意積立金	−	85,582	85,582
				2. 中間未処分利益又は当期未処理損失（△）	−	13,509	△21,344
				その他の剰余金合計	−	99,091	64,237
				VI その他有価証券評価差額金	−	△6,780	841
				VII 自己株式	−	△2	△49
				資本合計	−	151,926	140,730
資産合計	291,774	293,472	295,861	負債及び資本合計	291,774	293,472	295,861

(2) 中間損益計算書

(単位：百万円)

科目	当中間期 (平成14. 4. 1～平成14. 9. 30) 金額	百分比	前中間期 (平成13. 4. 1～平成13. 9. 30) 金額	百分比	前期 (平成13. 4. 1～平成14. 3. 31) 金額	百分比
		%		%		%
Ⅰ 売上高	172,098	100.0	172,947	100.0	316,742	100.0
Ⅱ 売上原価	129,515	75.2	133,888	77.4	247,821	78.2
売上総利益	42,582	24.8	39,058	22.6	68,920	21.8
延払未実現利益	20		113		226	
合計売上総利益	42,602	24.8	39,172	22.6	69,146	21.8
Ⅲ 販売費及び一般管理費	32,002	18.6	31,530	18.2	63,509	20.0
営業利益	10,599	6.2	7,641	4.4	5,637	1.8
Ⅳ 営業外収益	1,125	0.6	1,501	0.9	2,127	0.7
Ⅴ 営業外費用	727	0.4	505	0.3	1,234	0.4
経常利益	10,998	6.4	8,637	5.0	6,530	2.1
Ⅵ 特別利益	210	0.1	1,640	0.9	4,255	1.3
Ⅶ 特別損失	3,193	1.8	1,424	0.8	35,097	11.1
税引前中間純利益又は税引前当期純損失(△)	8,015	4.7	8,853	5.1	△24,312	△7.7
法人税、住民税及び事業税	50	0.0	50	0.0	100	0.0
法人税等調整額	296	0.2	104	0.1	915	0.3
中間純利益又は当期純損失(△)	7,669	4.5	8,699	5.0	△25,328	△8.0
前期繰越利益	4,557		4,810		4,810	
土地再評価差額金取崩額	623		－		－	
中間配当額	－		－		826	
中間未処分利益又は当期未処理損失(△)	12,851		13,509		△21,344	

（3）中間財務諸表作成のための基本となる重要な事項

１．資産の評価基準及び評価方法

１）有価証券

子会社及び関連会社株式　…　総平均法による原価法

その他有価証券

時価のあるもの　…　中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

２）デリバティブ

時価法

３）棚卸資産

後入先出法による低価法

２．固定資産の減価償却の方法

１）有形固定資産

定率法

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～15年
機械及び装置	４～11年
工具器具備品	５～６年（金型は主に２年）

３．引当金の計上基準

１）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

２）アフターサービス費引当金

ピアノの調律及び調整費用に充てる為、当中間期以前に販売された台数に基づき今後の発生見込額を計上しております。

３）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

４）退職給付引当金

従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。

５）役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。

４．外貨建の資産又は負債の本邦通貨への換算基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

５．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

６．ヘッジ会計の方法

１）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

２）ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

３）ヘッジ方針

社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

４）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

７．その他中間財務諸表作成のための基本となる重要な事項

１）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

（４）追加情報

１．自己株式及び法定準備金取崩等会計

当中間期から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用しております。これによる当中間期の損益に与える影響は軽微であります。

尚、中間財務諸表等規則の改正により、当中間期における中間貸借対照表の資本の部については、改正後の中間財務諸表等規則により作成しております。

（5）その他の注記事項

（中間貸借対照表関係）

	当中間期 （平成14．9．30）	前中間期 （平成13．9．30）	前　期 （平成14．3．31）
1．有形固定資産減価償却累計額	102,914百万円	109,142百万円	108,365百万円
2．保証債務	1,574百万円	3,359百万円	1,566百万円
3．輸出受取手形割引高	6,844百万円	6,706百万円	5,075百万円
4．繰延ヘッジ損益の内訳			
繰延ヘッジ利益	10百万円	122百万円	1百万円
繰延ヘッジ損失	289百万円	79百万円	100百万円
繰延ヘッジ損益（純額）	△278百万円	43百万円	△98百万円

（中間損益計算書関係）

	当中間期 （平成14．4．1～ 平成14．9．30）	前中間期 （平成13．4．1～ 平成13．9．30）	前　期 （平成13．4．1～ 平成14．3．31）
1．営業外収益のうち			
受取利息	30百万円	48百万円	84百万円
受取配当金	903百万円	1,235百万円	1,587百万円
2．営業外費用のうち			
支払利息	62百万円	69百万円	133百万円
社債利息	231百万円	231百万円	462百万円
3．特別利益のうち			
固定資産売却益	27百万円	－百万円	33百万円
（うち土地売却益）	（12百万円）		（22百万円）
4．減価償却実施額			
有形固定資産	2,801百万円	3,071百万円	5,877百万円

（リース取引関係）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)			前中間期 (平成13．4．1～平成13．9．30)			前期 (平成13．4．1～平成14．3．31)		
	工具器具備品	その他	合計	工具器具備品	その他	合計	工具器具備品	その他	合計
取得価額相当額	2,166	110	2,277	3,505	128	3,633	3,448	130	3,579
減価償却累計額相当額	1,054	65	1,119	2,177	71	2,248	2,212	73	2,285
中間期末(期末)残高相当額	1,112	45	1,158	1,328	57	1,385	1,236	56	1,293

尚、取得価額相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)	前中間期 (平成13．4．1～平成13．9．30)	前期 (平成13．4．1～平成14．3．31)
1年以内	530	733	629
1年超	627	652	663
合計	1,158	1,385	1,293

尚、未経過リース料中間期末（期末）残高相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)	前中間期 (平成13．4．1～平成13．9．30)	前期 (平成13．4．1～平成14．3．31)
支払リース料	402	433	863
減価償却費相当額	402	433	863

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当中間期 (平成14．4．1～平成14．9．30)	前中間期 (平成13．4．1～平成13．9．30)	前期 (平成13．4．1～平成14．3．31)
1年以内	110	102	136
1年超	59	42	87
合計	170	145	224

(有価証券関係)

子会社株式及び関連会社株式で時価のあるもの

(単位：百万円)

区分	当中間期 (平成14. 9.30)			前中間期 (平成13. 9.30)			前期 (平成14. 3.31)		
	中間貸借対照表計上額	時価	差額	中間貸借対照表計上額	時価	差額	貸借対照表計上額	時価	差額
関連会社株式	11,418	63,148	51,729	11,418	50,905	39,486	11,418	51,614	40,195

(重要な後発事象)

1．ヤマハリゾート株式会社との合併

当社は、平成14年6月26日開催の定時株主総会において承認を受けました合併契約書に基づき、平成14年10月1日をもって、ヤマハリゾート株式会社と合併いたしました。

1）合併の日

平成14年10月1日（合併登記日）

2）合併による会社財産の引継

当社を存続会社、ヤマハリゾート株式会社を消滅会社とする合併について、当社が承継した資産の額、負債の額は次の通りであります。

承継した資産の額	59,073百万円
承継した負債の額	58,127百万円
承継した純資産の額	945百万円

尚、合併の結果、当社の資本金は28,533百万円（変更なし）、資本準備金は13,127百万円増加し40,052百万円となりました。但し、合併差益945百万円と当社の保有していたヤマハリゾート株式会社株式を相殺したほか、ヤマハリゾート株式会社より△13,127百万円の土地再評価差額金を承継しております。

Exhibit 12

平成14年４月３日

各　位

会社名　ヤマハ株式会社
コード番号　７９５１
問合せ先　執行役員 経理・財務部長
牧 野 時 久
TEL ０５３－４６０－２１４１

平成14年３月期末の投資有価証券評価損に関するお知らせ

当社が保有する投資有価証券について、平成14年３月期末における時価を算定し、減損処理の適用の対象となった銘柄について、評価損を算出致しました結果、下記の通りとなりましたのでお知らせ致します。

記

1．平成14年３月期末の投資有価証券評価損の総額

(A) 平成14年３月期末の投資有価証券評価損の総額（※）	14,716 百万円	
(B) 平成13年３月期の純資産の額　(A／B × 100)	150,836 百万円	(9.8 %)
(C) 平成13年３月期の経常利益額　(A／C × 100)	13,338 百万円	(110.3 %)
(D) 平成13年３月期の当期純利益額　(A／D × 100)	9,685 百万円	(151.9 %)

（ご参考）当社の決算期末は、３月31日であります。

※「平成14年３月期末の投資有価証券評価損の総額」は、「その他有価証券のうち時価のあるもの」についてのみ算出しており、「その他有価証券のうち時価のないもの」及び「子会社及び関連会社株式」は含んでおりません。

2．今後の見通し

（ご参考）当期の業績見通し（平成14年４月３日公表分）及び前期の業績

（単位：百万円）

	売上高	経常利益	当期純利益
当期業績予想（平成14年３月期）	315,000	5,500	△ 25,500
前 期 実 績　（平成13年３月期）	346,175	13,338	9,685

以　上

Exhibit 12

Notification Regarding Loss from Revaluation of Investment Securities at the End of Fiscal 2002

At the end of fiscal 2002, YAMAHA evaluated its investment security holdings at market price and recorded a revaluation loss on shares whose value had been impaired. Details are as follows:

1. Loss from Revaluation of Investment Securities at the End of Fiscal 2002

(A) Amount of Loss on Revaluation of Investment Securities at the end of fiscal 2002	¥14,716million
(B) Net Assets at the end of Fiscal 2001 (A/B x 100)	¥150,836 million (9.8%)
(C) Recurring Profit during Fiscal 2001 (A/C x 100)	¥13,338 million (110.3%)
(D) Net Income during Fiscal 2001 (A/D x 100)	¥9,685 million (151.9%)

*The end of YAMAHA's accounting period is March 31.

2. Forecast (Non-consolidated basis)

*Performance forecast for the term under review (announced on April 3, 2002) and results from the previous term

(Unit: Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Fiscal 2002 Performance Forecast	315,000	5,500	-25,500
Fiscal 2001 Results	346,175	13,338	9,685

For more information, contact:
Public Relations Division
Corporate Communications Group
Telephone: (03) 5488-6601

Exhibit 13

平成１４年４月３日

各　位

会社名　ヤマハ株式会社
コード番号　７９５１
問合せ先　執行役員経理・財務部長
牧野時久
TEL ０５３－４６０－２１４１

業績予想の修正に関するお知らせ

平成１３年１１月１６日の中間決算時に公表した業績予想を下記の通り修正します。

記

１．平成１４年３月期業績予想数値の修正（平成１３年４月１日～平成１４年３月３１日）

（１）連結

（単位：百万円、％）

	売上高	経常利益	当期純利益
前回発表予想（Ａ）	５０５，０００	１０，０００	９，０００
今回修正予想（Ｂ）	５０５，０００	７，５００	△８，０００
増減額（Ｂ－Ａ）	－	△２，５００	△１７，０００
増減率	－	△２５．０％	－
前期（平成13年3月期）実績	５１９，１０４	１９，２３８	１３，３２０

（２）単独

（単位：百万円、％）

	売上高	経常利益	当期純利益
前回発表予想（Ａ）	３１５，０００	７，０００	６，５００
今回修正予想（Ｂ）	３１５，０００	５，５００	△２５，５００
増減額（Ｂ－Ａ）	－	△１，５００	△３２，０００
増減率	－	△２１．４％	－
前期（平成13年3月期）実績	３４６，１７５	１３，３３８	９，６８５

２．修正の理由

国内市況の低迷、ＩＴ不況の長期化と市場の急激な変化により、情報通信機器、リビング、電子金属等が売上げ減少となりましたが、円安により約７０億円の増収が見込まれるため、売上高は、ほぼ中間期予想通りとなる見込みです。

一方、経常利益は若干の為替益が見込まれるものの、上記の通り実質減収となることによる粗利益の減少に加え、昨年来の国内および米国経済減速の中で増加した在庫の削減に伴う売価ダウン、製造損益の悪化が予想を上回り、中間期予想を下回る見込みです。また、銀行株式を中心とする保有株式の株価下落により投資有価証券評価損が発生し、８０億円の当期純損失となる見込みです。

また、単独業績につきましては、上記に加えて、子会社の土地再評価等の影響で損失が増加することにより、２５５億円の当期純損失となる見込みです。

以上

（添付資料）

事業用土地の再評価実施に関するお知らせ

事業用土地の帳簿価格と時価の乖離を是正し、資産の適正な評価を行うために、下記の通り、土地の再評価を実施することといたしましたのでお知らせいたします。

記

1）事業用土地の再評価について

①再評価の方法

土地の再評価に関する法律施行令（平成１０年３月３１日公布政令第１１９号）第２条第３号に定める方法により算出いたします。

②再評価の見込金額　（単位：億円）

	再評価前	再評価後	税金負債
ヤマハ株式会社	２１７	４８９	１０９
ヤマハメタニクス株式会社	３	２６	９
ヤマハリゾート株式会社	２９５	１６４	－
計	５１５	６７９	１１８

③再評価差額金見込　（単位：億円）

ヤマハ株式会社	１６３
ヤマハメタニクス株式会社	１４
ヤマハリゾート株式会社	△１３１
計	４６

2）損益に与える影響

上記再評価差額金が連結損益に与える影響はありません。

3）ヤマハリゾート株式会社の増資について

上記土地再評価により、ヤマハリゾート株式会社は１２３億円の債務超過となる見込みで、ヤマハ株式会社はヤマハリゾート株式会社の増資を引き受ける予定です。

以上

Exhibit 13

April 3, 2002

Company Name: YAMAHA CORPORATION
Code Number: 7951
Contact: Public Relations Division
Corporate Communications Group
Telephone: (03) 5488-6601

Revised Performance Forecast

YAMAHA has made the following revisions to its fiscal 2002 performance forecast, which was announced in the Company's Interim Flash Report released on November 16, 2001.

1. Revisions to the Full-Year Performance Forecast for Fiscal 2002 (April 1, 2001, to March 31, 2002)

(1) Consolidated

(Unit: Millions of Yen)

	Net Sales	Recurring Profit	Net Income (Loss)
Previously Announced Forecast (A)	505,000	10,000	9,000
Revised Forecast (B)	505,000	7,500	-8,000
Difference (B-A)	-	-2,500	-17,000
Differential Ratio (%)	-	-25.0%	-
Results from Previous Fiscal Year (ended March 31, 2001)	519,104	19,238	13,320

(2) Non-Consolidated

(Unit: Millions of Yen)

	Net Sales	Recurring Profit	Net Income (Loss)
Previously Announced Forecast (A)	315,000	7,000	6,500
Revised Forecast (B)	315,000	5,500	-25,500
Difference (B-A)	-	-1,500	-32,000
Differential Ratio (%)	-	-21.4%	-
Results from Previous Fiscal Year (ended March 31, 2001)	346,175	13,338	9,685

2. Reasons for the Above Revisions

Due to weakness in the domestic market, protracted stagnation in the market for IT products and dramatic changes in market conditions worldwide, YAMAHA projects a fall in sales of telecommunications products; lifestyle-related products; and electronic metal products. However, as the weak yen is expected to contribute approximately ¥7 billion to consolidated net sales, YAMAHA has not significantly revised its post-interim term performance forecast for consolidated net sales.

Nevertheless, the positive effect of favorable currency exchange rates notwithstanding, recurring profit is expected to fall below initial projections for the following reasons. First, as detailed above, actual sales are projected to decrease, thereby driving down the Company's gross margin. Second, YAMAHA has had to reduce the selling price for manufactured goods in an attempt to sell off excess inventories, which have increased in the past year due to the sudden deceleration of both the Japanese and U.S. economies. Third, manufacturing profitability has been lower than initially projected. Furthermore, due to a decrease in the value of its equity holdings in banks and other companies, YAMAHA has recorded a significant loss on the revaluation of investment securities. As a result, the Company expects to post a net loss of ¥8 billion.

On a non-consolidated basis, YAMAHA is projecting a net loss of ¥25.5 billion due to the above factors and increased losses from revaluation of land for business use in Yamaha Resort Corporation.

(Attachment)

Notification Regarding the Revaluation of Land for Business Use

YAMAHA has carried out a revaluation of its landholdings to eliminate discrepancies between the book value and the market value of such holdings and ensure the accurate valuation of its assets.

1. Revaluation of Land for Business Use

A. Revaluation Method

The revaluation was carried out in accordance with Article Two, Item Three of the Land Revaluation Law Enforcement Order (Cabinet Order No. 119, issued on March 31, 1998).

B. Projected Revaluation Amount (Unit: Millions of Yen)

	Before Revaluation	After Revaluation	Tax Liabilities
YAMAHA CORPORATION	21,700	48,900	10,900
Yamaha Metanix Corporation	300	2,600	900
Yamaha Resort Corporation	29,500	16,400	-
Total	51,500	67,900	11,800

C. Projected Revaluation Difference (Unit: Millions of Yen)

YAMAHA CORPORATION	16,300
Yamaha Metanix Corporation	1,400
Yamaha Resort Corporation	-13,100
Total	4,600

2. Influence on Income

The above-mentioned revaluation difference and the allocation of additional capital resources to Yamaha Resort Corporation will not impact YAMAHA's consolidated income.

3. Increased Allocation of Capital to Yamaha Resort Corporation

Due to the revaluation discussed above, Yamaha Resort Corporation is expected to have a net capital deficit of about ¥12.3 billion. As a result, YAMAHA plans to allocate additional capital resources to Yamaha Resort Corporation.

Exhibit 14

平成１４年５月１７日

各　位

会 社 名　ヤ　マ　ハ　株式会社
代表者名　取締役社長　伊藤修二
（コード番号　７９５１　東･大･名証第１部）

１単元の株式の数の変更に関するお知らせ

当社は、平成１４年５月１７日開催の取締役会において、下記のとおり１単元の株式数の変更について決議いたしましたので、お知らせいたします。

記

１．変更の理由

個人株主の拡大及び当社株式流通の活性化を図るため。

２．変更の内容

１単元の株式数を１，０００株から１００株に変更する。

３．変更予定日

平成１４年８月１日（木）

（ご参考）

１．平成１４年８月１日をもって、東京証券取引所、大阪証券取引所および名古屋証券取引所における売買単位も１，０００株から１００株に変更されることとなります。

２．平成１４年７月３１日現在にて、登録単元未満株式を１００株以上ご所有の株主各位に対し、その登録単元未満株式のうち１００株の整数倍の株式を１００株券にて交付いたします。

３．１単元の株式数の変更に関する日程

平成１４年５月１７日（金）	１単元の株式の数の変更に関する取締役会決議
平成１４年５月２０日（月）	決議公告及び株主への通知
平成１４年７月３１日（水）	株主への新単元株券への引換案内送付
平成１４年８月　１日（木）	１単元の株式の数の変更の効力発生日 新売買単位での売買取引開始

お問い合わせ先
広報部コーポレート・コミュニケーショングループ
０３－５４８８－６６０１

以　上

News Release

Exhibit 14

Notice of Intent to Change the Number of Shares Constituting the Minimum Trading Lot

At the Board of Directors Meeting on May 17, 2002, YAMAHA resolved to change the number of shares constituting the minimum trading lot for Company stock.

1. Reason for changing size of minimum trading lot

The change will be made to improve the liquidity of the Company's stock and expand the number of individual shareholders.

2. Details

The number of shares constituting the minimum trading lot will be changed from 1,000 to 100 shares.

3. Date on which change will occur (tentative)

Thursday, August 1, 2002

Reference

1. On August 1, 2002, the number of shares constituting the minimum trading lot on the Tokyo Stock Exchange will be changed from 1,000 to 100.
2. Effective July 31, 2002, the Company will deliver 100-share stock certificates to shareholders for every whole-number multiple of 100 shares held in stock certificates that are registered in the stock ledger and are of a size smaller than the new minimum trading lot

3. Schedule of changes

May 17, 2002 (Friday)	Board of Directors Meeting concerning changes in the number of shares constituting the minimum trading lot
May 20, 2002 (Monday)	Notify shareholders and publicize meeting
July 31, 2002 (Wednesday)	Instructions sent to shareholders regarding how to receive new trading lot certificates
August 1, 2002 (Thursday)	The change in the number of shares constituting the minimum trading lot goes into effect; commencement of transactions using the new minimum trading lot

For more information, please contact:
YAMAHA CORPORATION
Public Relations Division

Corporate Communications Group
(03) 5488-6601

Visit Yamaha's website at http://www.global.yamaha.com/index.html

BACK

Exhibit 15

平成１４年５月１７日

各　　位

会 社 名　ヤ　マ　ハ　株式会社
代表者名　取締役社長　伊藤修二
（コード番号　７９５１ 東・大・名証第１部）

合併に関するお知らせ

平成１４年５月１７日開催の当社取締役会において、当社は平成１４年１０月１日を期して、下記のとおりヤマハリゾート株式会社と合併することを決定いたしましたのでお知らせいたします。

記

１．合併の目的

当社１００％出資子会社であるヤマハリゾート株式会社の資金調達面での問題を解消し、預託会員・金融機関などに対するグループ信用力を確保するとともに、リゾート事業の効率化を目的として、同社を吸収合併いたします。

２．合併の要旨

（１）合併の日程

合併契約書承認取締役会	平成１４年　５月１７日
合併契約書調印	平成１４年　５月１７日
合併契約書承認株主総会	平成１４年　６月２６日
合併期日	平成１４年１０月　１日
合併登記	平成１４年１０月　１日

（２）合併方式

ヤマハ株式会社を存続会社とする吸収合併方式で、ヤマハリゾート株式会社は解散します。

（３）合併比率

１００％出資子会社との合併であり、新株式の発行及び合併交付金の支払いは行いません。

３．合併当事会社の概要（平成１４年３月３１日現在）

(1)商　　号	ヤマハ株式会社（合併会社）	ヤマハリゾート株式会社（被合併会社）
(2)事業内容	楽器、オーディオ及び情報通信機器、電子機器その他製造・販売	観光施設、宿泊施設及びスポーツ施設等の経営
(3)設立年月日	明治３０年１０月１２日	平成２年６月５日
(4)本店所在地	静岡県浜松市中沢町１０番１号	静岡県浜松市中沢町１０番１号
(5)代表者	代表取締役社長　伊藤修二	代表取締役社長　高田　泉
(6)資本金	28,533 百万円	12,000 百万円　（注１）
(7)発行済株式総数	206,523,263 株	239,999.98 株　（注１）
(8)株主資本	140,730 百万円	△12,429 百万円
(9)総資産	295,861 百万円	51,196 百万円
(10)決算期	３月３１日	３月３１日
(11)従業員数	6,251 名	563 名　（注２）
(12)主要取引先	全国特約店他	一般顧客
(13)大株主及び持株比率（平成14年3月31日現在）	ﾉｰｻﾞﾝﾄﾗｽﾄｶﾝﾊﾟﾆｰ 6.62% ㈱第一勧業銀行 4.80% ㈱三井住友銀行 4.80% 三井住友海上保険㈱ 4.49% ㈱富士銀行 4.22% ㈱静岡銀行 4.04%	ヤマハ㈱　99.90%　（注３）
(14)主要取引銀行	㈱第一勧業銀行 ㈱富士銀行 ㈱静岡銀行 ㈱三井住友銀行	㈱第一勧業銀行 ㈱富士銀行 ㈱静岡銀行 ㈱三井住友銀行

（注１）ヤマハリゾート株式会社は、債務超過を解消するため当社に対し払込金額１４０億円、発行株式数２８万株の第三者割当増資を行った結果、平成１４年５月８日に資本金が１９０億円（資本準備金７０億円）となり、発行済株式総数は５１９，９９８．４５株となりました。

（注２）ヤマハリゾート株式会社は、リゾート施設運営子会社への経営委任契約の実施に伴い、平成１４年４月１日付けで当該子会社に同施設の従業員を移籍したため、現在の従業員数は１５名です。

（注３）平成１４年５月７日までに他の株主全員からヤマハリゾート株式会社株式を無償で譲り受けたことにより、同社は当社の１００%出資子会社となりました。

(15)最近３決算期間の業績　　（単位：百万円）

	ヤマハ株式会社（合併会社）			ヤマハリゾート株式会社（被合併会社）		
決算期	平成12年3月期	平成13年3月期	平成14年3月期	平成12年3月期	平成13年3月期	平成14年3月期
売上高	369,129	346,175	316,742	20,843	19,297	18,979
営業利益	△5,663	11,194	5,637	△1,071	△1,537	△1,831
経常利益	△7,388	13,338	6,530	△1,195	△1,670	△2,022
当期純利益	△36,798	9,685	△25,328	△1,299	△2,223	△2,897
1株当たり当期純利益(円)	△178.18	46.90	△122.65	△5,415.65	△9,265.38	△12,072.71
1株当たり配当金（円）	3.00	7.00	8.00	0.00	0.00	0.00
1株当たり株主資本(円)	689.46	730.36	681.58	24,250.17	14,984.79	△51,787.69

４．合併後の状況

（１）　商　　号　　ヤマハ株式会社
（２）　事業内容　　楽器、オーディオ及び情報通信機器、電子機器その他製造・販売並びにレクリエーション事業
（３）　本店所在地　　静岡県浜松市中沢町１０番１号
（４）　代　表　者　　代表取締役社長　伊藤修二
（５）　資　本　金　　合併による資本金の増加はありません。
（６）　総　資　産　　3,500億円（600億円）
（注）（ ）内は合併による増加見込み分です。
（７）　決　算　期　　３月３１日
（８）　業績に与える影響　　合併による業績への影響は軽微であります。

お問い合わせ先
広報部コーポレート・コミュニケーショングループ
０３－５４８８－６６０１

以　上

当社による子会社ヤマハリゾート(株)の吸収合併について

ヤマハグループでは、レクリエーション事業を 1962 年に開始して以来、ヤマハグループの音楽とスポーツと結びついた先進的な余暇生活の提案のもとに、北は北海道から南は南西諸島に広がる施設を開発し、豊かな自然と高品質なサービスを提供する施設として、年間200万人を超えるお客様にご来場いただいております。又ヤマハリゾート(株)は、施設の所有と運営の一体化を図る目的で、1990 年に当社の子会社として設立され、事業の移管を受け経営にあたってまいりました。

しかしながら、バブル経済の崩壊による株価や地価の下落が会員権相場に波及するとともに、デフレ経済の進行にともない顧客一人当たりの単価の下落にも見舞われております。その様な経営環境にあって、ヤマハリゾート(株)は、人件費の削減と施設運営の効率化等の合理化に努め、営業キャッシュフローはプラスを継続していますが、損益については厳しい状況が続いております。その様な状況下、地域密着による営業強化を狙いとしたカンパニー制を更に一歩進め、地域の労働条件に合わせた合理化を図るべく、施設別に設立した子会社に本年 4 月から運営を委託し、更なる経営の効率化と商品力の強化を図ることによって、業績の改善が進展するものと考えております。

一方資金面については、会員権相場の下落とともに会計制度で会員権が時価評価に変わったこともあって、預託金の返還請求が増加し、更には今後据置期限をむかえる預託金の返還を控えております。しかしながらヤマハリゾート(株)では多額な返還資金の自己調達は困難な状態にあり、当社の責任において返還請求に応じなければならない状況です。

レクリエーション事業は当社を始めとするヤマハグループの事業として開始し、会員権募集もヤマハグループの信用により行われた経緯もあり、引き続き「ヤマハブランド」の信用を維持しグループの事業を円滑に遂行するためには、当社がヤマハリゾート(株)を吸収合併してレクリエーション事業を継続する必要があると判断し、本日開催の取締役会においてヤマハリゾート(株)を吸収合併することを決定いたしました。当社はこの合併により、楽器事業を始めとする他の事業とのシナジー効果を追求しレクリエーション事業の売上げ拡大を図るとともに、同事業の集中と選択をより迅速に行い収益の改善を図ろうとするものであります。

以上

News Release

Exhibit 15

Notice of Intent to Merge

On May 17, 2002, at the Board of Directors Meeting, it was resolved that Yamaha Resort Corporation would merge into YAMAHA CORPORATION on October 1, 2002, as outlined below.

1. Purpose of merger

YAMAHA has decided to absorb Yamaha Resort to resolve Yamaha Resort's fund-procurement problems, ensure the Group's creditworthiness with respect to financial institutions and resort members, and improve the efficiency of its resort operations.

2. Outline of merger

(a)Merger schedule

Board of Directors approve merger agreement	May 17, 2002
Merger agreement signed	May 17, 2002
Merger agreement to be approved at the General Meeting of Shareholders	June 26, 2002
Merger to take place	October 1, 2002
Merger registration	October 1, 2002

(b) Type of merger
YAMAHA CORPORATION will absorb Yamaha Resort Corporation, which will be disolved.
(c) Consolidation ratio
As it is a wholly-owned subsidiary that is merging into YAMAHA, no new shares will be issued and no money will be delivered as a result of the merger.

3. Outline of Companies to be Merged (as of March 31, 2002)

Company name	YAMAHA CORPORATION	Yamaha Resort Corporation
Business description	Musical instruments, audio products, information and telecommunication devices, electronic devices, and other manufacturing and sales activities	Management of tourist facilities, lodgings, and sports facilities
Date of establishment	October 12, 1897	June 5, 1990
Head office	10-1, Nakazawa-cho,	10-1, Nakazawa-cho,

	Hamamatsu, Shizuoka	Hamamatsu, Shizuoka
Representative	Shuji Ito, President and Representative Director	Izumi Takada , Representative Director and President
Capital	·28.5 billion	·12 billion (note #1)
Issued common stock	206,523,263 shares	239,999.98 shares (note #1)
Shareholders'equity	·140.7 billion	·(12.4 billion)
Total assets	·295.9 billion	·51.2 billion
Fiscal year-end	March 31	March 31
Number of employees	6,251	563 (note #2)
Principal customers	Sales outlets with special contracts	General customers
Main shareholders and percentage of total shares (As of Mar 31, 2002)	Northern Trust Company 6.62% The Dai-Ichi Kangyo Bank, Ltd. 4.80% Sumitomo Mitsui Banking Corporation 4.80% Mitsui Sumitomo Insurance Co., Ltd. 4.49% The Fuji Bank, Ltd. 4.22% The Shizuoka Bank, Limited 4.04%	YAMAHA CORPORATION 99.90% (note #3)
Main banks	Mizuho Corporate Bank, Ltd. The Shizuoka Bank, Limited Sumitomo Mitsui Banking Corporation	Mizuho Corporate Bank, Ltd. The Shizuoka Bank, Limited Sumitomo Mitsui Banking Corporation

Note:

1. To dispose of excess liabilities, Yamaha Resort Corporation increased its paid-in capital through the allotment of new shares to YAMAHA CORPORATION. (The total amount paid was ·14.0 billion and the number of newly issued shares is 280,000). As a result, on May 8, 2002, capital amounted

to ·19.0 billion (additional paid-in capital totaled ·7.0 billion) and the total number of issued shares was 519,998.45.
2. After entering into a contract with subsidiaries charged with the management of the Company's resort facilities, employees were transferred from Yamaha Resort Corporation to said subsidiaries. As a result, Yamaha Resort Corporation has only 15 employees at the present time.
3.As of May 7, 2002, YAMAHA had taken over (without compensation) all of the shares of Yamaha Resort stock previously held by other shareholders and Yamaha Resort had been made into a wholly-owned YAMAHA subsidiary.

Performance Results from Most Recent Flash Report

(Millions of yen)

	YAMAHA CORPORATION			Yamaha Resort Corporation		
Fiscal Year-End	Mar 31, 2000	Mar 31, 2001	Mar 31, 2002	Mar 31, 2000	Mar 31, 2001	Mar 31, 2002
Net sales	369,129	346,175	316,742	20,843	19,297	18,979
Operating income	(5,663)	11,194	5,637	(1,071)	(1,537)	(1,831)
Recurring profit	(7,388)	13,338	6,530	(1,195)	(1,670)	(2,022)
Net income	(36,798)	9,685	(25,328)	(1,299)	(2,223)	(2,897)
Net income per share (Yen)	(178.18)	46.90	(122.65)	(5,415.65)	(9,265.38)	(12,072.71)
Dividends per share (Yen)	3.00	7.00	8.00	0.00	0.00	0.00
Shareholders' equity per share (Yen)	689.46	730.36	681.58	24,250.17	14,984.79	(51,787.69)

Post-Merger Information

(a) Company Name — YAMAHA CORPORATION
(b) Business Area — Musical instruments, audio products, information and telecommunications devices, electronic devices, other manufacturing and sales activities, and recreation operations
(c) Head Office — 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
(d) Representative — Shuji Ito, President and Representative Director
(e) Capital — Capital will not increase as a result of the merger
(f) Total Assets — ·350 billion(iprojected increase due to the merger: ·60 billion)

(g) Fiscal Year-End March 31
(h) Impact on performance The merger will not have much impact on performance

For more information, please contact:
YAMAHA CORPORATION
Public Relations Division
Corporate Communications Group
(03) 5488-6601

Visit Yamaha's website at http://www.global.yamaha.com/index.html

BACK


Exhibit 16

平成１４年5月１７日

各　　位

会 社 名　ヤ　マ　ハ　株式会社
代表者名　取締役社長　伊藤修二
（コード番号 ７９５１ 東・大・名証第１部）

欧州統括会社設立のお知らせ

当社はこの程、統合が進む欧州市場において、欧州共通政策の推進による競争力の強化と連結経営効率の向上を目的とし、楽器販売を統括する欧州統括会社ヤマハ・ミュージック・ホールディング・ヨーロッパ（Yamaha Music Holding Europe GmBH）の設立を決定致しました。

◇

当社はこれまで、欧州市場においては、主として国別を基本として６販売現地法人（ヤマハ・ヨーロッパ（略称 YE）：ドイツ、ヤマハ・ケンブル・ミュージック（略称 YK）：イギリス、ヤマハ・ミュージック・フランス（略称 YMF）：フランス、ヤマハ・ムジカ・イタリア（略称 YMI）：イタリア、ヤマハ・アッセン・ムシカ（略称 YH）：スペイン、ヤマハ・スカンジナビア（略称 YS）：スウェーデン）を設立し、楽器を中心に販売活動を展開して参りました。

欧州市場においては、ユーロの流通開始による市場統合が一層進展しており、国を超えた競合の激化が進み販売価格や条件の平準化が求められています。

当社は、これまで、ヤマハ・ヨーロッパに欧州本部機能を設置しており欧州における楽器ビジネスの中核として活動をしてまいりましたが、今後の欧州での本部機能強化を図るため、新たに欧州統括会社の設立を決定したものです。

今回の欧州統括会社は、欧州での共通政策推進の母体になるものであり、基本販売政策の立案や横断的なマーケティングの実施、欧州ロジスティックス戦略の構築を進めて参ります。各販売現地法人は、担当市場への共通施策の展開やローカルマーケティングを担当します。

尚、これまで欧州の本部機能を有していたヤマハ・ヨーロッパは、新設の欧州統括会社に本部機能を移管し、社名変更を実施した上で傘下の販売会社として新たなスタートを切る予定です。

1．設立の主旨、目的

統合が進む欧州市場での共通政策の推進。

2．欧州統括会社の概要

名　　称　：　Yamaha Music Holding Europe GmBH
所　　在　：　ドイツ連邦共和国　レリンゲン市
資 本 金　：　7,000万ユーロ（約80億円）
出 資 法　：　欧州楽器販売現地法人のヤマハ株式会社持分の現物出資による
設立時期　：　２００２年１０月設立登記予定
役員予定　：　社長　　高橋　源樹（現　執行役員ヤマハヨーロッパ社長）
　　　　　　　取締役　江川　宣之（常務取締役楽器事業本部長）
事業内容　：　欧州における現地法人の持株会社として楽器販売の統括を行う
　　　　　　　　欧州共通政策の推進
　　　　　　　　欧州ロジスティックス戦略の構築・推進
　　　　　　　　欧州現地法人全体の金融機能

この件に関するお問い合わせ
ヤマハ株式会社　広報部
コーポレート・コミュニケーショングループ
〒108-8568　東京都港区高輪２－１７－１１
TEL　03-5488-6601

News Release

Exhibit 16

03 ... 7:21

YAMAHA to Establish Holding Company in Europe

To promote a uniform policy for the increasingly integrated European market, strengthen its competitiveness, and improve the efficiency of its consolidated management, YAMAHA has decided to establish Yamaha Music Holding Europe GmBH, which will serve as the Company's European headquarters and oversee the sale of musical instruments and other products.

Until now, YAMAHA has conducted its sales activities, which are centered on musical instruments, via six sales subsidiaries located in different European countries. These subsidiaries are Yamaha Europa GmbH (YE) in Germany, Yamaha-Kemble Music Ltd. (YK) in the United Kingdom, Yamaha Musique France S.A. (YMF) in France, Yamaha Musica Italia s.p.a (YMI) in Italy, Yamaha-Hazen Musica S.A. (YH) in Spain, and Yamaha Scandinavia A.B. (YS) in Sweden.

The introduction of the euro has resulted in increased market integration in Europe, and the intensification of cross-boarder competition is requiring the implementation of uniform pricing and sales conditions throughout the market.

Until now, YE has functioned as YAMAHA's European headquarters, thus serving as the basis of the Company's musical instrument business in Europe. However, to strengthen the function of the headquarters, YAMAHA has decided to establish a new holding company in Europe.

As the parent organization overseeing the promotion of policies across Europe, the new holding company will formulate logistics strategies, execute cross-border marketing, and plan basic sales policies. Each sales subsidiary will be responsible for local marketing and the development of policies to be applied within its market domain.

YE, which has functioned as the head office until now, will transfer all headquarter functions to the new holding company and, after changing its name, will restart operations as an affiliated sales subsidiary.

1. Objectives and Reasons for Establishing the New Holding Company

The new holding company will be established to promote policies across the increasingly integrated European market.

2. Overview of New Holding Company

Company name	: Yamaha Music Holding Europe GmBH
Location	: Rellingen, (b. Hamburg) Germany
Capital	: □70 million (approximately ·8 billion)
Method of contribution to capital	: Investment-in-kind from YAMAHA's holdings in European musical instrument sales subsidiaries

Establishment	: Plan to register new company in October 2002
Board Members (tentataive)	: [President] Motoki Takahashi (current president of Yamaha Europa) [Director] Noriyuki Egawa (currently managing director of Yamaha Corporation)
Type of business	: - Act as holding company for regional subsidiaries in Europe and oversee the sale of musical instruments - Promote policies for the entire European market - Formulate and promote logistics strategies for European market - Finance the operations of regional subsidiaries in Europe

For more information, please contact:
YAMAHA CORPORATION
Public Relations Division
Corporate Communications Group
(03) 5488-6601

Visit Yamaha's website at http://www.global.yamaha.com/index.html

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Exhibit 17

03 APR 22 7:21

2002年5月10日

中国蘇州にAV・IT製品の製造会社

「雅馬哈電子（蘇州）有限公司」を設立

2003年3月より操業開始

ヤマハ株式会社（本社：静岡県浜松市中沢町10-1 社長：伊藤修二）は、この程中国政府の認可を受け、中国蘇州市にAV・IT製品の製造会社「雅馬哈電子（蘇州）有限公司」（Yamaha Electronics (Suzhou) Co.,Ltd.／略称：ＹＥＳ）を5月中旬に設立致します。今後、来年３月からの操業開始に向け工場の建設など具体的な準備を進めてまいります。

◇

当社はこれまで、1996年２月に香港に設立したAV製品の中国向け販売会社「ヤマハ・エレクトロニクス・チャイナ」や、2001年１月に上海に設立したAV・IT製品の販売会社「ヤマハ・エレクトロニクス・トレーディング（上海）」を通じ、中国市場でのAV・IT製品の市場導入と営業活動を展開してまいりました。

この度の「雅馬哈電子（蘇州）有限公司」設立の狙いは、WTO加盟後の市場開放の進展にあわせ、中国内での自社生産による商品調達を実現させるとともに、自社による一元的な市場政策を強力に推進することによって、今後急速な成長が期待される中国市場におけるAV・IT事業を強化することにあります。

立地する蘇州は、２億人を擁する長江デルタ地帯の中心に位置する豊かな市場性と、国家的開発区としての、部品・材料調達、物流などのサポート面でも充実していることなどの優位性を持ち、製造・販売などの事業活動に極めて適している地区と言えます。

新会社では、最新デジタルテクノロジーを採用したAV・IT商品ならびにホームシアター関連商品を中心に生産を行い、中国内の販売については、楽器・音響製品の中国市場政策を強化・推進する為、設立準備をすすめている中国内の投資性公司「雅馬哈楽器音響（中国）有限公司」（本社：北京）を通じて行ってまいります。初年度より輸出向け商品も生産し、将来的にはヤマハ・エレクトロニクス・マニュファクチャリング・マレーシア（略称YEM、マレーシアのAV・IT製造拠点）に並ぶ輸出生産拠点としても位置付けていきます。

新会社の概要は下記の通りです。

＜新会社の概要＞

○ 社　名　　雅馬哈電子（蘇州）有限公司
　　　　　　Yamaha Electronics (Suzhou) Co., Ltd.

○ 所在地　　中華人民共和国　江蘇省　蘇州市

○ 事業内容　AV・IT製品の製造と中国国内及び輸出向け販売

○ 生産品目　最新デジタルテクノロジーを採用したAV・IT商品
　　　　　　ならびにホームシアター関連商品

○ 資本金　　１３００万US＄

○ 出資予定　「雅馬哈楽器音響（中国）有限公司」の１００％出資

○ 代表者　　矢部　俊彦

○ 従業員数　約４００名（２００３年３月操業時）

○ 設　立　　２００２年５月中旬

○ 操業開始　２００３年３月予定

この件に関するお問い合わせ
ヤマハ株式会社　広報部
　コーポレート・コミュニケーショングループ
　　二橋、関、萩原
　　〒108-8568　東京都港区高輪２－１７－１１
　　TEL　03-5488-6601

Exhibit 17

News Release

May 10, 2002
YAMAHA CORPORATION

AV/IT Manufacturing Company in Suzhou, China, Yamaha Electronics (Suzhou) Co., Ltd., to be Established. Operations to Begin in March 2003

In the middle of May, 2002, having received approval from the Chinese government, YAMAHA Corporation (Head Office: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka; President: Shuji Ito) established Yamaha Electronics (Suzhou) Co., Ltd. (YES), an AV/IT products manufacturing company in Suzhou, China. With operations scheduled to begin in March 2003, YAMAHA is building manufacturing facilities and performing other preparatory activities.

Until now, two local sales subsidiaries have been handling the sales and marketing of YAMAHA's AV/IT products in China. One of these, Yamaha Electronics China Ltd., was established in Hong Kong in February 1996 to market AV products in China. The other, Yamaha Electronics Trading (Shanghai) Co., Ltd., was established in Shanghai in January 2001 to sell both AV and IT products.

Through the establishment of YES, YAMAHA is aiming to strengthen its AV/IT operations in the Chinese market, which is expected to undergo rapid growth. This will be accomplished through the promotion of a unified marketing policy that takes advantage of China's newly opened market, the result of its accession to the World Trade Organization (WTO). Under this policy, YAMAHA will procure goods produced at YES's manufacturing facility in China, and these goods will be marketed via the sales and marketing subsidiary in China.

Suzhou, the site of the manufacturing company, has several outstanding features. First, it has strong market potential due to its location at the heart of the Yangzte River delta region, which has 200 million inhabitants. Second, as a national development district, the region is receiving substantial infrastructure support, which facilitates the procurement of parts and materials as well as product distribution. These factors make it an ideal location for the performance of manufacturing and sales activities.

YES will manufacture AV/IT products which contain the latest digital technologies including home theater products. These products will be promoted and distributed by Yamaha Music and Electronics (China) Co., Ltd. (Head Office: Beijing), an investment holding company that is currently being established in order to facilitate the smooth development of Yamaha's operations in China. After commencing operations, YES will begin manufacturing products for markets in China and abroad and, in future, will also serve as an export-oriented manufacturing base complementary to that of YEM (Malaysia's AV/IT manufacturing plant).

Outline of New Company

Company name: Yamaha Electronics (Suzhou) Co., Ltd.
Location: Suzhou, The People's Republic of China
Type of business: Manufacture of AV/IT products and sale of products in China and

overseas
Products: AV/IT products containing the latest digital technologies and products related to home theaters
Capital: US$13 million
Investor Yamaha Music & Electronics (China) Co., Ltd. (100% of funds)
Representative: Toshihiko Yabe
Number of employees: Approximately 400 (when operations begin in March 2003)
Established: In the middle of May, 2002
Start of operations: March 2003 (projected start)

For more information please contact:

YAMAHA CORPORATION
Public Relations Division
Corporate Communications Group
2-17-11, Takanawa, Minato-ku, Tokyo 108-8568
(03) 5488-6601

BACK

Notification Regarding Loss from Revaluation of Investment Securities at the End of Fiscal 2002

At the end of fiscal 2002, YAMAHA evaluated its investment security holdings at market price and recorded a revaluation loss on shares whose value had been impaired. Details are as follows:

1. Loss from Revaluation of Investment Securities at the End of Fiscal 2002

(A) Amount of Loss on Revaluation of Investment Securities at the end of fiscal 2002	¥14,716million
(B) Net Assets at the end of Fiscal 2001 (A/B x 100)	¥150,836 million (9.8%)
(C) Recurring Profit during Fiscal 2001 (A/C x 100)	¥13,338 million (110.3%)
(D) Net Income during Fiscal 2001 (A/D x 100)	¥9,685 million (151.9%)

*The end of YAMAHA's accounting period is March 31.

2. Forecast (Non-consolidated basis)

*Performance forecast for the term under review (announced on April 3, 2002) and results from the previous term

(Unit: Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Fiscal 2002 Performance Forecast	315,000	5,500	-25,500
Fiscal 2001 Results	346,175	13,338	9,685

For more information, contact:
Public Relations Division
Corporate Communications Group
Telephone: (03) 5488-6601

Exhibit 18

平成１４年5月１７日

各　　位

会 社 名　ヤ　マ　ハ 株式会社
代表者名　取締役社長　伊藤修二
（コード番号 ７９５１ 東・大・名証第１部）

自己株式の取得に関するお知らせ

（商法第２１０条に基づく自己株式の取得）

当社は、平成１４年５月１７日開催の取締役会において、商法第２１０条の規定に基づき、自己株式を取得することの承認を求める議案を、平成１４年６月２６日開催予定の当社第１７８期定時株主総会に提案することを決議いたしましたのでお知らせいたします。

記

１．自己株式の取得を行う理由
　経営環境の変化に対応した機動的な資本政策の遂行を可能とするため、商法第２１０条の規定に基づき自己株式の取得をするものであります。

２．取得の内容

（１）取得する株式の種類	当社普通株式
（２）取得する株式の総数	２，０００万株（上限）
（３）株式の取得価額の総額	３００億円（上限）

(注)上記の内容については、平成１４年６月２６日開催予定の当社第１７８期定時株主総会において、「自己株式取得の件」が承認可決されることを条件といたします。

お問い合わせ先
広報部コーポレート・コミュニケーショングループ
０３－５４８８－６６０１

以　上

Exhibit 18

News Release

Notice of Intent to Repurchase Shares of Treasury Stock

(Repurchase of treasury stock pursuant to Article 210 of the Commercial Code)

At the Board of Directors Meeting on May 17, 2002, YAMAHA resolved to repurchase shares of treasury stock pursuant to Article 210 of the Commercial Code.

1. Reason for repurchasing shares of treasury stock

To facilitate the pursuit of a flexible capital policy that is responsive to changes in our operating environment, we will repurchase shares of treasury stock pursuant to Article 210 of the Commercial Code.

2. Details

(a) Type of shares to be repurchased:	shares of YAMAHA's common stock
(b) Number of shares to be repurchased:	upper limit 20 million shares
(c) Aggregate purchase price:	upper limit ·30 billion

Note:
The proposed repurchase outlined above is subject to the approval of the Company's shareholders, who will convene to discuss "the repurchase of shares of treasury stock" at the Annual General Meeting of Shareholders to be held on June 26, 2002.

For more information, please contact:
YAMAHA CORPORATION
Public Relations Division
Corporate Communications Group
(03) 5488-6601

Visit Yamaha's website at http://www.global.yamaha.com/index.html

BACK

Exhibit 17

Presentation of Financial Statements for Fiscal 2002

May 20, 2002

YAMAHA CORPORATION

Review of Fiscal 2002

2

Financial Summary for the Fiscal Year Ended March 31, 2002

- Net sales and operating income decreased compared with the previous interim term; net loss recorded for the first time in two years.
- Consolidated net sales fell ¥14.7 billion (2.8%) from the previous term. Net sales contracted ¥35.1 billion (6.8%), excluding gains on foreign exchange (¥20.4 billion).
- Operating income decreased 52.0% to ¥11.0 billion compared with the previous term. Gains on foreign exchange due to the weak yen totaled ¥6.7 billion.
- Substantial inventory reduction achieved; size of inventories close to optimal levels. (Decreased ¥20.2 billion compared with the end of September; decreased ¥13.4 billion compared with the end of the previous term.) Accounts receivable contracted ¥13.9 billion. Free cash flow improved (¥18.6 billion in the black). Actual interest bearing liabilities decreased ¥15.3 billion.
- Carried out revaluation of land for business use to ensure the accurate valuation of assets. An ¥8.2 billion reserve for land revaluation was recorded as a portion of shareholders' equity.

Performance Outline

(Billions of Yen)

	FY2001	FY2002	Increase/ (Decrease)	Initial Projection (announced on Nov. 16, 2001)
Net Sales	519.1	504.4	(14.7)	505.5
Operating Income	23.0	11.0	(12.0)	13.0
Operating Income Ratio (%)	4.4%	2.1%		
Recurring Profit	19.2	7.6	(11.6)	10.0
Recurring Profit Ratio (%)	3.7%	1.5%		
Net Income	13.3	(10.3)	(23.6)	9.0
Net Income Ratio (%)	2.6%	(2.0)%		
EPS (Yen)	64.5	(49.7)	—	43.5
ROE (%)	6.4	(5.2)	—	4.6
Dividends per Share (Yen)	7.00	8.00	—	8.00

Currency Exchange Rate

		FY2001	FY2002	Impact (Billions of Yen)
Net Sales	US$	¥110	¥125	+ ¥11.3
	EUR	¥100	¥110	+ ¥5.1
	Others			+ ¥4.0
	Total			+ ¥20.4
Profit	US$	¥108	¥124	+ ¥2.5
	EUR	¥98	¥107	+ ¥3.5
	Others			+ ¥0.7
	Total			+ ¥6.7

5

Net Sales by Business Segment


(Billions of Yen)
519.1
504.4
(-2.8 %)
484.0
(-6.8%)
Recreation and Others
Electronic Equipment and Metal Products
Lifestyle-Related Products
AV/IT
Musical Instruments
43.9
43.2
46.9
100.2
284.9
40.0
36.6
45.7
95.2
286.9
(-8.9%)
(-15.3%)
(-2.6%)
(-5.0%)
(+0.7%)
40.0
36.6
45.7
88.8
272.9
(-8.9%)
(-15.3%)
(-2.6%)
(-11.4%)
(-4.2%)
FY2001
FY2002
FY2002
After translation adjustments

* Figures in parentheses represent changes from the previous period.

6


Net Sales by Region
(Billions of Yen)
519.1
504.4 (-2.8%)
484.0 (-6.8%)
Other Regions
45.9
47.5 (+3.5%)
43.8 (-4.6 %)
Europe
73.0
73.4 (+0.5%)
67.1 (-8.1%)
North America
91.7
93.5 (+2.0%)
83.1 (-9.4%)
Japan
308.5
290.0 (-6.0%)
290.0 (-6.0%)
FY2001
FY2002
FY2002
After translation adjustments
* Figures in parentheses represent changes from the previous period.


Breakdown of Operating Income/Loss
(Billions of Yen)
Gain on Foreign Exchange
6.7
Decrease in Net Sales
(8.3)
Increase in Manufacturing Costs
(10.6)
Other
0.2
Pension Obligations (1.1)
Decrease in SG&A Expenses 1.3
23.0
11.0
Operating Income for FY2001
Operating Income for FY2002

Operating Income by Business Segment

(Billions of Yen)

	FY2001	FY2002	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	12.3	4.7	(7.6)	6.3	(13.9)
AV/IT	3.9	3.0	(0.9)	0.4	(1.3)
Lifestyle-Related Products	0.9	1.0	0.1		0.1
Electronic Equipment and Metal Products	6.7	4.4	(2.3)		(2.3)
Recreation	(1.3)	(1.7)	(0.4)		(0.4)
Others	0.5	(0.4)	(0.9)		(0.9)
TOTAL	23.0	11.0	(12.0)	6.7	(18.7)

9

Operating Income by Region

(Billions of Yen)

	FY2001	FY2002	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Japan	13.4	3.2	(10.2)	6.6	(16.8)
North America	5.8	3.4	(2.4)	0.2	(2.6)
Europe	1.3	0.6	(0.7)	(0.1)	(0.6)
Other Regions	3.0	3.7	0.7		0.7
Elimination	(0.5)	0.1	0.6		0.6
TOTAL	23.0	11.0	(12.0)	6.7	(18.7)

10

Non-Operating Income/Expenses

(Billions of Yen)

	FY2001	FY2002	Increase/ (Decrease)
Equity in Earnings of Unconsolidated Subsidiaries and Affiliates	2.4	3.0	0.6
Financial Gains/Losses	(1.9)	(2.2)	(0.3)
Other Non-Operating Income/Expenses	(4.3)	(4.2)	0.1
TOTAL	(3.8)	(3.4)	0.4

Other Profit / Losses

(Billions of Yen)

	FY2001	FY2002	Increase/ (Decrease)
Gain/Loss on Sale of Fixed Assets	4.1	(1.7)	(5.8)
Gain on Sale of Investment Securities	3.2	3.7	0.5
Loss from Revaluation on Investment Securities	(0.5)	(14.9)	(14.4)
Amortization of Unfunded Retirement Benefits	(2.8)	—	2.8
Special Retirement Benefits	—	(1.0)	(1.0)
Others	0.2	0.4	0.2
Total	4.2	(13.5)	(17.7)

Medium-Term Management Plan and Forecast for Fiscal 2003

13

Medium-Term Management Plan

< Striving for Growth >

- Accelerate growth in the Core Business segment

  Musical Instruments

  Increase market share in existing operating domains

  Expand sales in high growth fields (professional audio products for music production market)

  Expand business in the rapidly growing Chinese market

  AV/IT

  Expand home theater business, including visual products

  Add value to IT-related devices (CD-R/RW drives, DVD+RW, and routers) to survive in market

- Aim for growth by taking advantage of the recoveries now under way in the markets for IT-related products and materials (electronic metals and FA and metallic molds).
- Selectively allocate resources to enhance the profitability and operating bases of the recreation and lifestyle-related products business units.

14

Medium-Term Management Plan

< Strengthen Consolidated Group Management and Enhance Enterprise Value >

- Improve the quality and efficiency of Group working practices using IT
- Raise employee productivity
- Take vigorous measures to overcome environmental problems
- Revise Group production strategies
- Promote Group-wide human resource system to strengthen competitiveness through merit-based compensation

15

Medium-Term Management Plan

< Financial Outlook >

(Billions of Yen)

	FY2002	FY2004
Net Sales	504.4	560.0
Operating Income	11.0	25.0
Recurring Profit	7.6	20.0
FCF	18.6	7.0
ROE(%)	(5.2)%	6.6% (9.0% for FY2005)

16

Forecasts of Results for FY2003

(Billions of Yen)

	FY2002 Results			FY2003 Forecasts			Increase/ (Decrease) Ratio
	1st Half	2nd Half	Full Year	1st Half	2nd Half	Full Year	
Net Sales	248.7	255.7	504.4	250.0	280.0	530.0	5.1%
Operating Income	7.7	3.3	11.0 [2.1%]	9.0	12.0	21.0 [4.0%]	90.9%
Recurring Profit	7.5	0.1	7.6 [1.5%]	8.0	10.5	18.5 [3.5%]	140.3%
Net Income	7.2	(17.5)	(10.3) [(2.0)%]	6.5	7.5	14.0 [2.6%]	—
EPS (Yen)	—	—	(49.7)	—	—	67.8	—
ROE (%)	—	—	(5.2)	—	—	6.7	—
Dividends per Share (Yen)	4.00	4.00	8.00	4.00	4.00	8.00	—

17

Currency Exchange Rate

		FY2002 Results			FY2003 Forecasts			Impact
		1st Half	2nd Half	Full Year	1st Half	2nd Half	Full Year	(Billions of Yen)
Net Sales	US$	¥122	¥128	¥125	¥130	¥130	¥130	+ ¥4.1
	EUR	¥108	¥113	¥110	¥115	¥115	¥115	+ ¥2.5
	Others							+ ¥1.7
	Total							+ ¥8.3
Profit	US$	¥122	¥127	¥124	¥130	¥130	¥130	+ ¥0.0
	EUR	¥106	¥108	¥107	¥115	¥115	¥115	+ ¥3.7
	Others							+ ¥0.2
	Total							+ ¥3.9

18

Operating Environment (1)

	FY2002	FY2003
Musical Instruments	- Japanese market stagnated - North American economies decelerated - Asian market grew - Expanded mobile-phone content business in Japan	- Continuing stagnation in Japanese market - Signs of market recovery in North America - Growth in Chinese market - Flat growth projected for Japanese mobile-phone business; Overseas expansion expected
AV/IT	- Home theater market expanded and competition intensified - Prices fell and competition intensified in market for CD-R/RW drives - Router prices fell and market expanded due to the proliferation of broadband technologies	- Market for visual products (PDP and others) expected to expand - Home theater market should expand and competition will increase - Competition will continue to increase, while prices fall - Full-scale provision of DVD products that combine video recording and play functions - Prices expected to continue falling in the individual consumer market

Operating Environment (2)

	FY2002	FY2003
Semiconductors	- Use of mobile phones became more widespread and inventory reductions were achieved	- Difficult sales growth expected for mobile phones in Japan - Market development of i-mode in Europe
Electronic Metal	- Weak demand in semiconductor market	- Positive outlook for semiconductor market
Lifestyle-Related Products	- The number of owner-occupied housing starts declined	- Further decline in the number of owner-occupied housing starts
Resorts	- Returns per customer fell due to weak economy	- Continued slide in returns per customer

Outline of Plan to Increase Profits for FY 2003

(Billions of Yen)

- Restore profits by reducing inventories to optimal levels	
Musical instruments, AV/IT	¥5.0
- Increase production in response to improved conditions in the IT market	
Lead frame materials, magnesium parts	¥3.0
- Profit from weak yen	
Musical instruments, AV/IT	¥3.9
- Reduce fixed expenses	
Lifestyle-related products, recreation business	¥1.2
- Increased pension obligations	¥(3.0)

21



Forecasts of Net Sales by Business Segment
(Billions of Yen)
504.4
530.0 (+5.1 %)
521.7 (+3.4 %)
Recreation and Others
40.0
41.0 (+2.5%)
41.0 (+2.5 %)
Electronic Equipment and Metal Products
36.6
44.0 (+20.2%)
44.0 (+20.2 %)
Lifestyle-Related Products
45.7
47.0 (+2.8%)
47.0 (+2.8%)
AV/IT
95.2
96.0 (+0.8%)
93.7 (-1.6%)
Musical Instruments
286.9
302.0 (+5.3%)
296.0 (+3.2%)
FY2002
FY2003 Forecast
FY2003 After translation adjustments
* Figures in parentheses represent changes from the previous period.
22



Forecasts of Net Sales by Region
(Billions of Yen)
504.4
530.0 (+5.1%)
521.7 (+3.4 %)
Other region
47.5
52.0 (+9.5%)
50.4 (+6.1 %)
Europe
73.4
83.0 (+13.1%)
79.8 (+8.7%)
North America
93.5
100.0 (+7.0%)
96.5 (+3.2%)
Japan
290.0
295.0 (+1.7%)
295.0 (+1.7%)
FY2002
FY2003
Forecast
FY2003
After translation adjustments
* Figures in parentheses represent changes from the previous period.
23



Forecasts of Breakdown of Operating Income/Loss
(Billions of Yen)
Pension Obligations (3.0)
Decrease in SG&A Expenses 0.9
Decrease in Manufacturing Costs
5.1
(2.1)
Other
Increase in Sales
3.1
Gain on Foreign Exchange
3.9
21.0
11.0
Operating Income for FY2002
Operating Income for FY2003
24

Forecasts of Operating Income by Business Segment

(Billions of Yen)

	FY2002 Results	FY2003 Forecasts	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	4.7	10.4	5.7	3.0	2.7
AV/IT	3.0	3.5	0.5	0.9	(0.4)
Lifestyle-Related Products	1.0	1.6	0.6		0.6
Electronic Equipment and Metal Products	4.4	6.2	1.8		1.8
Recreation	(1.7)	(0.6)	1.1		1.1
Others	(0.4)	(0.1)	0.3		0.3
TOTAL	11.0	21.0	10.0	3.9	6.1

25

Forecasts of Operating Income by Region

(Billions of Yen)

	FY2002 Results	FY2003 Forecasts	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Japan	3.2	7.5	4.3	3.9	0.4
North America	3.4	6.0	2.6	—	2.6
Europe	0.6	3.0	2.4	—	2.4
Other Regions	3.7	4.0	0.3	—	0.3
Elimination	0.1	0.5	0.4	—	0.4
TOTAL	11.0	21.0	10.0	3.9	6.1

26


Inventories
Months
1.76
2.26
2.01
1.85
Inventories at the end of the Term
Average Net Sales per Month
(Billions of Yen)
77.4
97.7
84.3
81.6
27.3
4.1
9.1
36.9
33.8
6.5
12.9
44.5
27.9
3.7
8.6
44.1
27.6
6.5
6.8
40.7
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
FY2000
FY2001
FY2002
FY2003 (Forecast)
27


Capital Investments/
Depreciation and Amortization
(Billions of Yen)
Capital Investments
Depreciation and Amortization
28.6
17.3
16.6
19.0
18.5
FY2000
FY2001
FY2002
FY2003 (Forecast)
28


R&D Expenses
(Billions of Yen)
22.5
21.2
22.5
24.0
6.9
5.0
5.0
5.0
10.6
11.2
5.9
5.1
11.5
5.9
5.5
12.6
Electronic Equipment, etc.
AV/IT
Musical Instruments
FY2000
FY2001
FY2002
FY2003
(Forecast)
29


Free Cash Flow
(Billions of Yen)
23.4
18.6
5.0
(14.5)
FY2000
FY2001
FY2002
FY2003
(Forecast)
30


Interest-Bearing Liabilities
(Billions of Yen)
62.7
70.4
55.1
53.0
Employee Savings
8.3
24.3
Convertible Bonds
24.3
24.3
24.3
Long-Term Debt (Excluding Cash and Deposits
30.1
46.1
30.8
28.7
FY2000
FY2001
FY2002
FY2003 (Forecast)
In addition, resort deposits total approximately ¥38.5 billion.
31

Balance Sheets

(Billions of Yen)

	As of March 31, 2001	As of Sept. 30, 2001	As of March 31, 2002	As of March 31, 2003
Cash and Bank Deposits	32.9	38.2	41.1	38.4
Accounts and Notes Receivable	85.7	79.6	71.8	77.0
Inventories	97.7	104.5	84.3	81.6
Other Current Assets	15.6	15.7	13.9	10.1
Fixed Assets	290.6	282.8	298.6	300.8
Total Assets	522.5	520.8	509.7	507.9
Accounts and Notes Payable	48.9	42.1	36.9	36.0
Short and Long Term Loans	79.0	95.4	71.8	67.1
Convertible Bonds	24.3	24.3	24.3	24.3
Other Liabilities	173.6	163.9	174.7	164.5
Total Liabilities	196.7	195.1	202.0	216.0
Total Liabilities and Shareholders' Equity	522.5	520.8	509.7	507.9


Number of Employees
21,599
22,277
23,020*
23,200**
9,034
9,952
11,174
11,500
Overseas
12,565
12,325
11,846
11,700
Japan
FY2000
FY2001
FY2002
FY2003
(Forecast)
* Including 1,027 employees added due to expanded scope of consolidation.
** Including 250 employees added due to expanded scope of consolidation.
33


Sales of Musical Instruments and AV/IT Products
(Billions of Yen)
408.0
387.0
385.1
382.1
398.0
100.2
95.2
96.0
AV/IT
284.9
286.9
302.0
Musical Instruments
FY1999
FY2000
FY2001
FY2002
FY2003
(Forecast)
34


Domestic Musical Instrument Market
<By Category, excluding PA>
Wholesale Price Basis
(Billions of Yen)
160.6
155.9
(97%)
144.6
(93%)
131.1
(91%)
119.5
(91%)
Wind Instruments
Strings and Percussion
Synthesizers, etc.
Portable Keyboards
Digital Pianos
Electric Organs
Pianos
1997
1998
1999
2000
2001
Source: Statistics of miscellaneous goods by Ministry of Economy, Trade and Industry (Calendar Year)
* Figures in parentheses total as a percentage of the previous period's results.
35


Trends in Domestic Demand
for Piano Oriented Keyboard
(Number of Pianos)
250,000
200,000
150,000
100,000
50,000
0
Digital pianos
Used pianos (estimate)
New pianos
1995
1996
1997
1998
1999
2000
2001
Source: Statistics of miscellaneous goods by Ministry of Economy, Trade and Industry (Calendar Year)
Estimates for used pianos were made by YAMAHA.
36


Trends in Sales of
YAMAHA Musical Instruments
<Non-Consolidated Net Sales>
Wholesale Price Basis
(Billions of Yen)
85.2
82.2
(96%)
75.8
(92%)
69.8
(92%)
67.4
(97%)
62.2
(92%)
25.0
24.2
21.4
19.2
19.0
20.4
34.6
36.4
32.1
28.9
27.9
23.2
25.6
21.6
22.3
21.7
20.5
18.6
Other Musical Instruments
Digital Musical Instruments
Pianos
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
(Forecast)
* Figures in parentheses total as a percentage of the previous period's results.
37


Musical Instrument Market in the U.S.
<Musical Instruments and Professional Audio Products>
Retail Price Basis
(US$ Billions)
5.56
5.68
(102%)
6.15
(108%)
6.42
(104%)
6.80
(106%)
7.15
(105%)
6.88
(96%)
1995
1996
1997
1998
1999
2000
2001
Source: International Music Products Association (Music USA 2001), Calendar Year
* Figures in parentheses total as a percentage of the previous period's results.
38


Trends in Demand for Pianos in the U.S.
<By Category>
Retail Price Basis
(US$ Millions)
650
629
(97%)
714
(114%)
799
(112%)
798
(100%)
834
(105%)
685
(82%)
Player Pianos
Upright Pianos
Grand Pianos
1995
1996
1997
1998
1999
2000
2001
Source: International Music Products Association (Music USA 2001), Calendar Year
* Figures in parentheses total as a percentage of the previous period's results.
39


Signs of Recovery in the U.S. Musical Instrument Market
Overall Musical Instrument Market
2000
2001
(101%)
(97%)
(97%)
(104%)
Pianos Only
(93%)
(87%)
(88%)
(103%)
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
* Figures in parentheses total as a percentage of the previous period's results.
40


Sales of YAMAHA Musical Instruments
<U.S.A.>
Wholesale Price Basis
(US$ Millions)
376
421
(112%)
464
(110%)
530
(114%)
520
(98%)
470
(90%)
491
(104%)
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
(Forecast)
* Figures in parentheses total as a percentage of the previous period's results.
41


Sales of YAMAHA Musical Instruments
<Germany>
Wholesale Price Basis
(DM. Millions)
281
313
(111%)
337
(108%)
361
(107%)
371
(103%)
364
(98%)
384
(105%)
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
(Forecast)
* Figures in parentheses total as a percentage of the previous period's results.
42


Sales of YAMAHA Musical Instruments
<U.K.>
Wholesale Price Basis
(£ Millions)
48
52
(108%)
56
(108%)
56
(100%)
57
(102%)
60
(105%)
61
(102%)
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
(Forecast)
* Figures in parentheses total as a percentage of the previous period's results.
43


Sales of YAMAHA Musical Instruments
<France>
Wholesale Price Basis
(Fr Millions)
306
336
(110%)
348
(104%)
370
(106%)
378
(102%)
400
(106%)
424
(106%)
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
* Figures in parentheses total as a percentage of the previous period's results.
44


Consolidated Sales of Musical Instruments and Economic Growth Rates in Major Asian Markets
Economic Growth Rates
(2.5)%
0.4%
3.32%
1.5%
(2.1)% (Forecast)
7.3%
Singapore
Malaysia
Indonesia
Thailand
Taiwan
China
Consolidated Sales (Change from the previous year)
12%
15%
12%
4%
(12)%
27%
45

Measures for Musical Instruments

< Market-Specific Policies >

Japanese market

Assuming that structural problems and weak consumption persist, we will work to keep our fixed expenses low to improve profitability.

European markets

Achieve stable sales growth by securing a larger share of the expanding European markets

Continue cultivating markets through the establishment of a European holding company

Asian market

Expand sales and open new markets through strategic investment of management resources.

In particular, accelerate the cultivation of markets in China and South Korea through the establishment of subsidiaries.

< Product Policies >

- Expand business for the promising music production market.

Develop products and strengthen organization in Europe and North America.

- Develop adult-oriented business model

Develop products and programs to increase market penetration; set up new music schools

- Develop next-generation content

46

Establishment of Holding Companies in Europe and China

In the increasingly integrated European market, we will strengthen our competitiveness by implementing uniform policies that apply across national borders and improve the efficiency of our consolidated management through inventory consolidation.

Company name: Yamaha Music Holding Europe GmBH
Capital: €70 million
Establishment: October 2002

In China, YAHAHA is establishing an investment holding company to expedite market development and unify the Company's sales, marketing, R&D, and manufacturing activities in the rapidly growing Chinese market.

Company name: Yamaha Music and Electronics (China) Co., Ltd.
Establishment: October 2002
Capital: US$30 million
Sales target: ¥20 billion (within 3 years of establishment)
Business: - Manage investments in China
- Sales and marketing of musical instruments and AV/IT products
- R&D

Number of Subscribers for Ringer Melody Distribution Service



No. of Subscribers
(millions)
27.0
24.0
15.0
10.0
1.0
0.9
1.60
2.90
3.25
YAMAHA
As of March 31, 2000
As of Sept. 30, 2000
As of March 31, 2001
As of Sept. 30, 2001
As of March 31, 2002


Overseas Development of YAMAHA's Ringer Melody Distribution Service
Holland, Belgium
England
Germany
France
Spain
Italy
China
Japan
Taiwan
Singapore
Australia
Already Started
Under Work
Country
Operator
1) Taiwan
TCC, KGT, CHT
2) Hong Kong, China
Hutchison
3) Spain
Telefonica
4) German, The Netherlands, Belgium
E-Plus, KPN, KPN-Orange
1) Singapore
2) Other European Countries
3) U.S.A.
49


Domestic AV Amplifier Market Scale
<Trends in the Number of Annual Shipments*>
Units
300,000
250,000
200,000
150,000
100,000
50,000
0
262,651
Total number of AV amplifiers
Pre-installed AV amplifiers
52,895
34,544
'97.12
3
6
9
12
3
6
9
12
'00.3
6
9
12
'01/3
6
9
12
Source: Japan Electronics and Information Technology Industries Association
*The graph represents the total number of shipments for the 12-month periods ended in the months indicated.
50


Domestic AV Amplifier Market Share
100%
80%
60%
40%
20%
0%
7.3%
13.0%
10.1%
22.3%
43.7%
11.5%
10.9%
21.1%
17.4%
36.7%
21.3%
16.1%
20.2%
8.9%
31.0%
'99
'00
'01
'01=Jan-Dec '01
Others
Columbia
Pioneer
Onkyo
Sony
YAMAHA
Source: GfK Marketing Services Japan Ltd.
51


AV Receiver Market Scale in the U.S.
<Trends in the Number of Annual Shipments*>
Units
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
4,031,208
Stand-alone + HTiB
2,639,663
Stand-alone
2,251,806
1,653,879
1,779,402
985,784
HTiB
'98/1
7
'99/1
7
'00/1
7
'01/1
7
'02/1
Source: Consumer Electronics Association
*The graph represents the total number of shipments for the 12-month periods ended in the months indicated.
52


AV Receiver Market Share in the U.S.
30%
25%
20%
15%
10%
5%
0%
25.6%
24.2%
12.6%
9.1%
6.9%
4.6%
YAMAHA
SONY
DENON
PIONEER
ONKYO
TECHNICS
Dec.95
Sep.96
May.97
Dec.97
Apr.98
Aug.98
Dec.98
Apr.99
Aug.99
Dec.99
Apr.00
Aug.00
Dec.00
Apr.01
Aug.01
Dec.01
53


AV Receiver Market Scale in Germany
<Trends in the Number of Annual Shipments*>
1,000 Units
450
400
350
300
250
200
150
100
50
0
420.7
203.2
AV Rec & Amp Total
'96
'97
A/S
D/J
'98
A/S
D/J
'99
A/S
D/J
'00
A/S
'01
A/M
A/S
'02
Source: GfK Marketing Services Japan Ltd.
*The graph represents the total number of shipments for the 12-month periods ended in the months indicated.
54


AV Receiver Market Share in Germany
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
24.2%
18.1%
SONY
YAMAHA
TECHNICS
KENWOOD
ONKYO
PIONEER
DENON
'97F/M
J/J
O/N
'98F/M
J/J
O/N
'99F/M
J/J
O/N
'00F/M
J/J
O/N
'01F/M
J/J
O/N
Source: GfK Marketing Services Japan Ltd.
55


CD-R Market Scale by Region* and YAMAHA's Market Share
(units: thousands)
45,357
32,185
14,265
5,732
Others
Japan
Europe
North America
11.0%
10.0%
5.1%
2.8%
YAMAHA
1998
1999
2000
2001
56

Measures for AV/IT Products

< Policies for AV/IT Segment >

- **Provide total solutions through the sale of visual product and the further execution of its "#1 in home theaters" strategy**
- **Ensure survival through the launch of a new DVD/RW drive and the provision of differentiated products.**
- **Change the router business into a solution business targeting SOHO and corporate clients**
- **Continue to pursue global manufacturing strategy (goal: lower manufacturing costs 10%)**

< Yamaha Electronics (Suzhou) Co., Ltd. >

- **Established: May 2002**
- **Capital: US$13 million (100% funding by Yamaha Music & Electronics (China) Co., Ltd.)**
- **Sales target: ¥10 billion (within three years of establishment)**
- **Business: Manufacturing of AV/IT products and sale of such products in China and abroad**

57



Lifestyle-Related Business
Market Environment
- Continued slide in the number of owner-occupied housing starts and expansion of market reforms.
- Business alliances and efforts to consolidate capital needed to survive.
Priority Policies
- Lower the break-even point for income through structural manufacturing reforms (purchasing CDs, in-house production, etc.)
- Preserve market share through the provision of value-added products tailored to specific areas and customer segments.
Housing Starts
1,226
1,213
1,173
(units: thousands)
Houses Owned and Houses for Installment Sale
593
563
496
46.9
46.9
45.7
47.0
(Billions of Yen)
Others
9.0
8.3
6.4
6.0
System Kitchens
17.6
17.3
17.5
16.9
Bathrooms
20.3
21.3
21.8
24.1
Net Sales
Operating Income
(1.0)
0.9
1.0
1.6
FY2000
FY2001
FY2002
FY2003 (Forecast)
58
* Source: Statistics of Housing Starts by Ministry of Land, Infrastructure and Transport

Semiconductors

Market Environment

- Due to the broad proliferation of mobile phones, the Japanese market for mobile phone audio chips is saturated.
- With the advent of i-mode in Europe and the proliferation of next-generation mobile phones, competition has intensified.
- The introduction of software synthesizers will be delayed due to various quality problems.

Priority Policies

- Expand sales of mobile phone audio chips and ensure profitability. In particular, growth is expected in the Chinese and South Korean markets.
- Launch products for new fields.

(Billions of Yen)

	FY2000	FY2001	FY2002	FY2003 (Forecast)
Net Sales	22.2	26.8	24.5	25.8
Operating Income	(3.3)	6.2	6.7	6.0


Metal Products Business
Market Environment
- Signs of recovery in the stagnant semiconductor market
- Despite the increasing use of liquid crystal and plasma displays, cathode ray tubes will remain the dominant technology for large screens.
Priority Policies
- Increase production of lead frame materials in line with market recovery.
- By improving quality, establish system for increasing the production of ultra-invar materials for sale in the CDT market.
Shipments of processed copper and 42 Alloys for semiconductors
80
84
52
(units: thousand tons)
(Billions of Yen)
Net Sales
Operating Income
<Net Sales>
13.5
16.4
11.9
18.2
Others
Invar
Lead frames
0.4
0.5
(2.0)
0.6
FY2000
FY2001
FY2002
FY2003
(Forecast)
60


Recreation Business
Market Environment
- Persistent stagnation in the Japanese market and changes in customer lifestyles
Priority Policies
- Use management subsidiaries to increase profitability.
- Maintain customer visitation rate of two million visits per year.
- Take advantage of the world cup to boost brand image and recognition.
No. of Visitors
(millions)
1.98
1.86
2.0
(Billions of Yen)
Net Sales
Operating Income
23.5
(0.8)
21.8
(1.3)
21.6
(1.7)
22.0
(0.6)
FY2000
FY2001
FY2002
FY2003
(Forecast)
61

Absorption of YAMAHA Resort Corporation

< Goal >

- Solve YAMAHA Resort's fund procurement problems
- Maintain the trust of resort members, financial institutions, and other external parties

< Outline of merger >

- Merger method: Absorption by YAMAHA Corporation
- Date of merger and registration: October 1, 2002

< Policy >

- Achieve profitability within three years by immediately implementing a selective resource allocation policy.

62


Others
Market Environment
- Demand remains flat in the Japanese market.
- China is rising as a major market and prime location for manufacturing operations.
Priority Policies
- Expand business producing MG parts for mobile phones in line with market recovery.
- In interior automotive components and fittings, reduce costs and expand customer base through the introduction of new manufacturing methods.
- Rebuild golf product business.
(Billions of Yen)
Net Sales
Operating Income
14.6
English Schools, etc.
3.1
3.4
2.6
5.5
0.2
22.1
8.7
2.0
11.4
0.5
18.4
6.5
1.5
10.4
(0.3)
19.0
9.1
1.6
8.3
(0.1)
Other Businesses by Yamaha Fine Technologies Co., Ltd.
Golf and Other Sports
Automobile Interior Components
FY2000
FY2001
FY2002
FY2003 (Forecast)
"English Schools" were reclassified into the Musical Instruments segment in March 2001.
63

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.


YAMAHA
CREATING "KANDO" TOGETHER

Exhibit 19

2002年3月期
決算説明会

2002. 5. 20

ヤマハ株式会社

2002/3期レビュー

YAMAHA

2002/3期 決算の概要

■ 前期比減収減益、当期利益は2年振りの赤字

■ 売上高は前期比147億円の減収(▲2.8%)
為替影響204億円を除いた実質売上高は351億円
の減収(▲6.8%)

■ 営業利益は、前期比半減の110億円
円安に伴う為替益は67億円

■ 棚卸資産は大幅に圧縮。適正水準に近づく
(下期首比▲202億円、前期末比▲134億円)
売上債権は前期末比▲139億円
フリーキャッシュフロー良化(186億円の黒字)
実質有利子負債は前期末比153億円の改善

■ 資産の適正な評価を行うため、事業用土地の再評価を実施。

再評価差額金として82億円を資本勘定に計上。

YAMAHA

業績概要

(億円)

	01/3実績	02/3実績	+/▲	当初予想 ('01/11/16発表)
売上高	5,191	5,044	▲147	5,050
営業利益 (営業利益率)	230 (4.4%)	110 (2.1%)	▲120	130
経常利益 (経常利益率)	192 (3.7%)	76 (1.5%)	▲116	100
当期利益 (当期利益率)	133 (2.6%)	▲103 (▲2.0%)	▲236	90
EPS(円)	64.5	▲49.7	—	43.5
ROE(%)	6.4	▲5.2	—	4.6
1株あたり配当 (円)	7	8	—	8

YAMAHA

為替レート

		01/3	02/3	影響額
売上高	US＄	110 円	125 円	+113 億円
	EUR	100	110	+51
	他			+40
	計			+204 億円
利　益	US＄	108 円	124 円	+25 億円
	EUR	98	107	+35
	他			+7
	計			+67 億円



YAMAHA
事業別売上高
(億円)
5,191
5,044 (▲2.8 %)
4,840 (▲6.8 %)
レク 他
439
400 (▲8.9)
400 (▲8.9)
電子機器・金属
432
366 (▲15.3)
366 (▲15.3)
リビング
469
457 (▲2.6)
457 (▲2.6)
AV・IT
1,002
952 (▲5.0)
888 (▲11.4)
楽 器
2,849
2,869 (+ 0.7)
2,729 (▲4.2)
01/3
02/3
02/3
為替影響
調整後
( )内は前期比


YAMAHA
地域別売上高
（億円）
5191
5044（▲2.8%）
4840 （▲6.8%）
その他
欧 州
北 米
日 本
459
730
917
3,085
475 （+3.5）
734 （+0.5）
935 （+2.0）
2,900 （▲6.0）
438 （▲4.6）
671 （▲8.1）
831 （▲9.4）
2,900 （▲6.0）
01/3
02/3
02/3
為替影響
調整後
（ ）内は前期比


YAMAHA
営業利益増減分析
（億円）
為替益
67
売上減
▲83
製造損益悪化
▲106
その他
+2
年 金 ▲11
販管費減 ＋13
230
110
01/3営業利益
02/3営業利益

YAMAHA

事業別営業利益

（億円）

	01/3 実績	02/3 実績	+/▲	為替影響	実質 +/▲
楽器	123	47	▲76	+63	▲139
AV・IT	39	30	▲9	+4	▲13
リビング	9	10	+1		+1
電子機器・金属	67	44	▲23		▲23
レクリエーション	▲13	▲17	▲4		▲4
他	5	▲4	▲9		▲9
計	230	110	▲120	+67	▲187

YAMAHA

地域別営業利益

（億円）

	01/3 実績	02/3 実績	+/▲	為替影響	実質 +/▲
日本	134	32	▲102	+66	▲168
北米	58	34	▲24	+2	▲26
欧州	13	6	▲7	▲1	▲6
その他地域	30	37	+7		+7
消去	▲5	1	+6		+6
計	230	110	▲120	+67	▲187

YAMAHA

営業外収支

（億円）

	01/3 実績	02/3 実績	前期比
持分法投資利益	24	30	＋6
金融収支	▲19	▲22	▲3
その他営業外収支	▲43	▲42	＋1
計	▲38	▲34	＋4

YAMAHA

特別損益

（億円）

	01/3 実績	02/3 実績	前期比
固定資産処分損益	41	▲17	▲58
投資有価証券売却益	32	37	+5
投資有価証券評価損	▲5	▲149	▲144
退職会計移行差異	▲28	―	+28
特別退職金	―	▲10	▲10
その他	2	4	+2
計	42	▲135	▲177

中期経営計画枠組と
2003/3期計画

YAMAHA

中期経営計画

■成長への取組み

●中核事業での成長加速

-楽器事業

•既存分野でのシェアーアップ
•成長分野（音楽制作用音響機器）の拡売
•成長市場としての中国ビジネス拡大

-AV・IT事業

•映像機器を含めたホームシアター事業の拡大
•IT関連機器（CDR／RW、DVD＋RW、ルーター）は
高付加価値ビジネスでの生き残り

●IT関連、素材事業（電子金属、FA・金型）は市況回復に乗り、
成長を目指す

●レクリエーション、リビング事業は選択と集中による
事業基盤強化と収益力の向上

YAMAHA

中期経営計画

■グループ連結経営の強化、企業価値の向上

- ●ITを活用したグループ業務効率化、高度化
- ●スタッフ業務の生産性向上
- ●環境問題への積極的取組み
- ●グループ生産戦略の見直し
- ●成果主義を含めた競争力強化のためのグループ人事制度推進

YAMAHA

中期経営計画

■数値目標

	2002/3期	2004/3期
売上高	5,044億	5,600億
営業利益	110	250
経常利益	76	200
FCF	186	70
ROE(%)	▲5.2%	6.6%

(05/3期　9%目標)

YAMAHA

2003/3期 業績予想

（億円）

	02/3実績			03/3予想			増減率
	上	下	計	上	下	計	
売上高	2,487	2,557	5,044	2,500	2,800	5,300	+5.1%
営業利益	77	33	110 (2.1%)	90	120	210 (4.0%)	+90.9%
経常利益	75	1	76 (1.5%)	80	105	185 (3.5%)	+140.3%
当期利益	72	▲175	▲103 (▲2.0%)	65	75	140 (2.6%)	–
EPS(円)	–	–	▲49.7	–	–	67.8	–
ROE(%)	–	–	▲5.2	–	–	6.7	–
1株あたり配当(円)	4	4	8	4	4	8	–

YAMAHA

為替レート

		＜02/3実績＞ 上	下	計	＜03/3予想＞ 上	下	計	影響額
売上高	US$	122円	128	125円	130円	130円	130円	+41億円
	EUR	108	113	110	115	115	115	+ 25
	他	–						+ 17
	計							+ 83億円
利益	US$	122	127	124	130	130	130	+ 0億円
	EUR	106	108	107	115	115	115	+ 37
	他							+ 2
	計							+ 39億円

事業環境の変化(1)

YAMAHA

	02/3期	03/3期
■楽器	・国内市況の低迷	・国内市況低迷継続
	・北米景気の後退	・北米景気回復の兆し
	・アジアの成長	・中国経済の成長
	・国内携帯コンテンツビジネス拡大	・国内携帯ビジネス成長鈍化、海外拡大期待
■AV・IT	・ホームシアター市場拡大と競争激化	・PDP等映像市場拡大 ・ホームシアター市場の拡大と一層の競争激化
	・CDR/RW市場の競争激化と価格下落	・競争激化と価格下落は継続。 ・録画、再生一体型DVDの普及本格化
	・ブロードバンド化によるルーター市場拡大と価格下落	・個人市場での価格下落継続

事業環境の変化(2)

YAMAHA

	02/3期	03/3期
■半導体	・携帯電話普及の一巡と在庫調整進展	・国内携帯伸び悩み ・iモードの欧州展開
■電子金属	・半導体市況の低迷	・半導体市況に明るさ
■リビング	・持家住宅着工数の減少	・持家住宅着工数の減少継続
■リゾート	・景気低迷による単価ダウン	・単価ダウン継続

YAMAHA

2003/3期 増益計画の概要

・在庫適正化による利益回復

楽器、AV/IT　50億円

・IT市況回復による生産増

リードフレーム材料、マグネシウム部品　30億円

・円安による利益増

楽器、AV/IT　39億円

・固定費の削減

リビング、レクリエーション　12億円

・年金負担の増加　▲30億円



YAMAHA
2003/3期 事業別売上高予想
(億円)
5,044
5,300 (+5.1%)
5,217 (+3.4%)
レク他
電子機器・金属
リビング
AV・IT
楽器
400
366
457
952
2,869
410 (+2.5)
440 (+20.2)
470 (+2.8)
960 (+0.8)
3,020 (+5.3)
410 (+2.5)
440 (+20.2)
470 (+2.8)
937 (▲1.6)
2,960 (+3.2)
02/3
03/3 (予想)
03/3 [為替影響調整後]
( )内は前期比


YAMAHA
2003/3期 地域別売上高予想
(億円)
5044
5300 (+5.1%)
5217 (+3.4%)
他
475
520
(+9.5)
504
(+6.1)
欧 州
734
830
(+13.1)
798
(+8.7)
北 米
935
1,000
(+7.0)
965
(+3.2)
日 本
2,900
2,950
(+1.7)
2,950
(+1.7)
02/3
03/3
(予想)
03/3
為替影響
調整後
( )内は前期比


YAMAHA
営業利益増減分析
(億円)
年 金 ▲30
販管費減 +9
製造損益良化
51
▲21
その他
売上増
31
為替益
39
110
210
02/3営業利益
03/3営業利益

YAMAHA

2003/3期 事業別営業利益予想

（億円）

	02/3 実績	03/3 予想	+/▲	為替影響	実質 +/▲
楽　器	47	104	+57	+30	+27
AV・IT	30	35	+5	+9	▲4
リビング	10	16	+6		+6
電子機器・金属	44	62	+18		+18
レクリエーション	▲17	▲6	+11		+11
他	▲4	▲1	+3		+3
計	110	210	+100	+39	+61

YAMAHA

2003/3期 地域別営業利益予想

（億円）

	02/3 実績	03/3 予想	+/▲	為替影響	実質 +/▲
日　本	32	75	+43	+39	+4
北　米	34	60	+26	−	+26
欧　州	6	30	+24	−	+24
他	37	40	+3	−	+3
消　去	1	5	+4	−	+4
計	110	210	+100	+39	+61


YAMAHA
棚卸資産
月数
期末棚卸資産
月平均売上高
1.76
2.26
2.01
1.85
(億円)
774
977
843
816
273
338
279
276
41
65
37
65
91
129
86
68
369
445
441
407
仕掛/材料
他 製品
AV･IT
楽 器
00/3
01/3
02/3
03/3
(予想)


YAMAHA
設備投資･減価償却費
(億円)
185
(286)
148
(173)
166
(187)
190
(185)
設備投資
減価償却費
00/3
01/3
02/3
03/3
(予想)


YAMAHA
研究開発費
（億円）
225
212
225
240
69
50
59
59
電子機器 他
50
50
51
55
AV・IT
106
112
115
126
楽 器
00/3
01/3
02/3
03/3
（予想）


YAMAHA
フリーキャッシュフロー
（億円）
234
186
50
01/3
00/3
02/3
03/3
（予想）
▲145


YAMAHA
実質有利子負債
(億円)
627
704
551
530
従業員預金
83
243
有利子負債
転換社債
243
(544)
243
243
長短借入金
−現預金
301
461
308
287
00/3
01/3
02/3
03/3
(予想)
上記以外に、リゾート預託金 約385億円

YAMAHA

貸借対照表

(億円)

	01/3末	01/9末	02/3末	03/3末
現預金	329	382	411	384
売上債権	857	796	718	770
棚卸資産	977	1,045	843	816
他流動資産	156	157	139	101
固定資産	2,906	2,828	2,986	3,008
資産計	5,225	5,208	5,097	5,079
仕入債務	489	421	369	360
借入金	790	954	718	671
転換社債	243	243	243	243
他負債	1,736	1,639	1,747	1,645
資本計	1,967	1,951	2,020	2,160
負債・資本計	5,225	5,208	5,097	5,079


YAMAHA
従業員数
(人)
21,599
22,277
23,020
(内、新規連結1,027)
23,200
(内、新規連結250)
9,034
9,952
11,174
11,500
海外
12,565
12,325
11,846
11,700
日本
00/3
01/3
02/3
03/3
(予想)


YAMAHA
楽器/AV・IT 売上高
(億円)
4,080
3,870
3,851
3,821
3,980
1002
952
960
AV・IT
2849
2869
3020
楽器
99/3
00/3
01/3
02/3
03/3
(予想)


YAMAHA
国内楽器市場推移
<カテゴリー別(除 PA)>
卸金額
(億円)
1,606
1,559
(97%)
1,446
(93%)
1,311
(91%)
1,195
(91%)
管楽器
弦打楽器
シンセ 等
ポータブル
電子ピアノ
電子オルガン
ピアノ
97
98
99
00
01
Source:経済産業省雑貨統計をベースとした当社推定(暦年)
( )内は前期比


YAMAHA
国内ピアノ志向需要推移
(台)
250,000
200,000
150,000
100,000
50,000
0
電子ピアノ需要
中古ピアノ推定需要
ピアノ新規需要
95
96
97
98
99
00
01
Source:経済産業省雑貨統計をベースとした当社推定(暦年)
中古ピアノ台は当社推定


YAMAHA
ヤマハ楽器売上推移
＜国内単独ベース売上高＞
卸金額
(億円)
852
822
(96%)
758
(92%)
698
(92%)
674
(97%)
622
(92%)
250
346
256
242
364
216
214
321
223
192
289
217
190
279
205
204
232
186
その他楽器
電子楽器
ピアノ
98/3
99/3
00/3
01/3
02/3
03/3
(予想)
( )内は前期比


YAMAHA
アメリカの楽器市場推移
＜楽器と音響機器＞
小売金額
(10億＄)
5.56
5.68
(102%)
6.15
(108%)
6.42
(104%)
6.80
(106%)
7.15
(105%)
6.88
(96%)
95
96
97
98
99
00
01
Source: International Music Products Association (Music USA 2002)
( )内は前期比


YAMAHA
アメリカのピアノ需要推移
<カテゴリー別>
小売金額
(百万＄)
650
629
(97%)
714
(114%)
799
(112%)
798
(100%)
834
(105%)
685
(82%)
自動演奏ピアノ
アップライトピアノ
グランドピアノ
95
96
97
98
99
00
01
Source: International Music Products Association (Music USA 2001)
( )内は前期比


YAMAHA
アメリカの楽器市場回復の兆し
◆楽器全体市場
◆ピアノのみ
2000
2001
( )内は前年同期比
(101%)
(97%)
(97%)
(104%)
(93%)
(87%)
(88%)
(103%)
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q


YAMAHA
ヤマハ楽器売上推移
＜アメリカ＞
卸金額
（百万＄）
376
421
(112%)
464
(110%)
530
(114%)
520
(98%)
470
(90%)
491
(104%)
97/3
98/3
99/3
00/3
01/3
02/3
03/3
（予想）
( )内は前期比


YAMAHA
ヤマハ楽器売上推移
＜ドイツ＞
卸金額
（百万DM)
281
313
(111%)
337
(108%)
361
(107%)
371
(103%)
364
(98%)
384
(105%)
97/3
98/3
99/3
00/3
01/3
02/3
03/3
（予想）
( )内は前期比


YAMAHA
ヤマハ楽器売上推移
<イギリス>
(百万£)
48
52
(108%)
56
(108%)
56
(100%)
57
(102%)
60
(105%)
61
(102%)
97/3
98/3
99/3
00/3
01/3
02/3
03/3
(予想)
( )内は前期比


YAMAHA
ヤマハ楽器売上推移
<フランス>
卸金額
(百万FRF)
306
336
(110%)
348
(104%)
370
(106%)
378
(102%)
400
(106%)
424
(106%)
97/3
98/3
99/3
00/3
01/3
02/3
03/3
(予想)
( )内は前期比


アジア主要国の連結楽器売上と
経済成長率
YAMAHA
経済成長率
▲2.5%
0.4%
3.32%
1.5%
▲2.1%
(予測)
7.3%
シンガポール
マレーシア
インドネシア
タイ
台湾
中国
前期比増減率
(12%)
(15%)
(12%)
(4%)
(▲12%)
(27%)

YAMAHA

楽器事業施策

■市場別政策

国内市場 ・・・構造的問題と消費低迷が継続することを前提とした減量経営と収益性の改善

欧米市場 ・・・市場の成長とシェアアップによる安定的売上増
欧州統括会社設立による更なる市場深耕

アジア市場・・・経営資源の集中投下による積極的市場開拓と売上拡大
特に中国・韓国での現法設立による市場開拓のスピードアップ

■商品政策
- 成長の見込める音響制作市場向けビジネスの拡大
  商品の開発と欧米での体制強化
- 成人向けビジネスモデルの開発
  商品開発／普及プログラム開発／拠点布石
- 次なるコンテンツの開発

YAMAHA

欧州統括会社及び中国持株会社の設立

■統合が進む欧州市場において、欧州共通政策の推進による競争力強化と仕入・在庫統合による連結経営効率アップ

名　称・・・Yamaha Music Holding Europe GmBH
資本金・・・7,000万ユーロ
設　立・・・2002年10月

■巨大成長市場での生産・R&D・営業マーケティング活動を一元化し市場開拓のスピードを上げるため投資性公司を設立

名称　・・・ヤマハ楽器音響(中国)有限公司
設 立　・・・2002年10月
資 本 金・・・3,000万ドル
売上目標・・・200億円(設立3年後)
事業内容・・・
- 中国国内における投資管理業務
- 楽器、AV/IT製品のマーケティングと営業
- R&D


YAMAHA
国内携帯着信メロディー配信サービス利用者数推定
利用者数（万人）
100
1000
90
1500
160
2400
290
2700
325
ヤマハ
00/3末
00/9末
01/3末
01/9末
02/3末


YAMAHA
ヤマハ着メロ配信サービスの海外展開
Holland,Belgium
England
Germany
France
Spain
Italy
U.S.A.
China
Japan
Hong Kong
Taiwan
Singapore
Australia
Already Started:
Country
Operator
1) Taiwan
TCC, KGT, CHT
2) Hong Kong ,China
Hutchison
3) Spain
Telefonica
4) German,Holland,Bergium
E-Plus, KPN, KPN-Orange
Under Work
1) Singapore
2) Other Europe
3) U.S.A.


YAMAHA
国内AVアンプ台数市場規模
年次累計（JEITA）
PCS
300,000
250,000
200,000
150,000
100,000
50,000
0
262,651
AVアンプ計
52,895
内蔵機
34,544
'97.12
'98.4
8
12
'99.4
8
12
'00.4
8
12
4
8
12


YAMAHA
国内AVアンプ
金額マーケットシェア(GfK)
100%
80%
60%
40%
20%
0%
7.3%
13.0%
10.1%
22.3%
43.7%
11.5%
10.9%
21.1%
17.4%
36.7%
21.3%
16.1%
20.2%
8.9%
31.0%
'99
'00
'01
'01=Jan-Dec '01
その他
コロンビア
パイオニア
オンキョー
ソニー
ヤマハ


YAMAHA
アメリカAVレシーバー台数
市場規模 年次累計(CEA)
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
PCS
4,031,208
Stand-alone + HTiB
2,639,663
Stand-alone
2,251,806
1,653,879
1,779,402
985,784
HTiB
'98/1
6
11
'99/4
9
'00/2
7
12
'01/5
10
'02/3


YAMAHA
アメリカAV レシーバー
金額シェア 年次累計
30%
25%
20%
15%
10%
5%
0%
25.6%
24.2%
12.6%
9.1%
6.8%
4.6%
YAMAHA
SONY
DENON
PIONEER
ONKYO
TECHNICS
Dec.95
Sep.96
May.97
Dec.97
Apr.98
Aug.98
Dec.98
Apr.99
Aug.99
Dec.99
Apr.00
Aug.00
Dec.00
Apr.01
Aug.01
Dec.01


YAMAHA
ドイツ AV レシーバー・アンプ
台数市場規模
年次累計 '96-'02 Jan (GfK)
k PCS
450
400
350
300
250
200
150
100
50
0
420.7
203.2
AV Rec & Amp Total
'96
'97
A/S
D/J
'98
A/S
D/J
'99
A/S
D/J
'00
A/S
'01
A/M
A/S
'02


YAMAHA
ドイツAV レシーバー・アンプ
金額シェア 年次累計
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
24.2%
18.1%
SONY
YAMAHA
TECHNICS
KENWOOD
ONKYO
PIONEER
DENON
'97F/M
J/J
O/N
'98F/M
J/J
O/N
'99F/M
J/J
O/N
'00F/M
J/J
O/N
'01F/M
J/J
O/N


YAMAHA
CDRのグローバル市場と
ヤマハシェア
数量
(千台)
45,357
32,185
14,265
5,732
他
日本
欧州
北米
11.0%
10.0%
5.1%
2.8%
ヤマハ
98
99
00
01

YAMAHA

AV・IT事業施策

■AV・IT事業施策

- 成長市場でのホームシアターNo.1戦略の更なる推進と映像機器参入によるトータルソリューションの提供
- 低価格化競争が進行するCDR/RW市場への差別化商品の提供とDVD/RWの投入による生き残り
- ルーターはSOHO、企業向けソリューションビジネスへの方向転換
- グローバル生産戦略の更なる推進（製造コストダウン10%を目標）

●ヤマハ電子（蘇州）有限公司

設立　・・・2002年5月

資本金・・・1,300万ドル（ヤマハ楽器音響(中国)有限公司100%出資）

売上目標・・・100億円（設立3年後）

事業内容・・・AV/IT製品の製造と中国国内及び輸出向け販売

YAMAHA

リビング事業

■市場環境　－持家住宅着工数の減少継続とリフォーム市場拡大
　　　　　　－生き残りのための業務提携、資本統合の動き

■重点施策　－生産構造改革（購買CD, 内作化等）による損益分岐点引き下げ
　　　　　　－顧客、エリアを絞り込んだ付加価値型商品でのシェアー確保



住宅着工
持家＋戸建分譲
※国土省「住宅着工統計」
1,226
1,213
1,173
593
563
496
（千戸）
（億円）
売上高
営業利益
他
キッチン
浴室
469
90
176
203
▲10
469
83
173
213
9
457
64
175
218
10
470
60
169
241
16
00/3
01/3
02/3
03/3（予想）


半導体事業
YAMAHA
■市場環境 ー携帯普及一巡により、国内携帯音源数量は飽和状況
ーiモードの欧州上陸と次世代携帯を巡る競争激化
ー着メロはCPU負荷問題から、ソフト化への移行は遅れる
■重点施策 ーモバイル音源の売上拡大と収益性確保
特に、韓国、中国市場での伸長期待
ー新規分野商品の確実な立ち上げ
売上高
営業利益
(億円)
222
268
245
258
▲33
62
67
60
00/3
01/3
02/3
03/3
(予想)


電子金属事業
YAMAHA
■市場環境 ー半導体不況に回復の兆し
ー液晶、プラズマの流れはあるものの、大画面ではブラウン管方式が引き続き主流
■重点施策 ー市況の回復に合わせ、リードフレーム材料増産
ー品質向上によるCDT市場向けウルトラインバー材の増産体制確立
半導体用(伸銅品 + 42合金)出荷量
(千t)
80
84
52
182
(億円)
売上高
営業利益
<売上高>
135
164
119
他
インバー
リードフレーム
4
5
▲20
6
00/3
01/3
02/3
03/3
(予想)


レクリエーション事業
YAMAHA
■市場環境　ー国内景気の低迷継続とライフサイクルの変化
■重点施策　ー運営子会社による収益力強化
ー年間集客数200万人の確保
ーワールドカップによるブランドイメージと認知度向上
集客数
(万人)
198
186
200
235
218
216
220
(億円)
売上高
営業利益
▲8
▲13
▲17
▲6
00/3
01/3
02/3
03/3
(予想)

YAMAHA

ヤマハリゾート(株)合併について

■目的

- ヤマハリゾート(株)の資金調達問題の解決
- 預託会員・金融機関等対外的な信用力の確保

■合併の概要

- 合併方式　・・・　ヤマハ(株)による吸収合併方式
- 合併期日・登記　・・・　2002年10月1日

■今後の施策

「選択と集中」を早期に実行し、3年後黒字化目標


その他事業
YAMAHA
■市場環境 ー国内市場の低迷継続
ー生産拠点、消費地としての中国台頭
■重点施策 ー市場の回復に合わせ、携帯用MG部品ビジネス拡大
ー自動車用内装部品は新製法によるコストダウンと新規顧客拡大
ーゴルフビジネスの再構築
売上高
営業利益
(億円)
英語教室 他
146
31
34
26
55
2
221
87
20
114
5
184
65
15
104
▲3
190
91
16
83
▲1
YFT 他
ゴルフ/スポーツ
自動車部品
00/3
01/3
02/3
03/3
(予想)
＊英語教室他は、01/3より楽器セグメントへ組替

YAMAHA

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。
従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。


YAMAHA
感動を・ともに・創る

Exhibit 20

03 APR 23 AM 7:21

YAMAHA

お客さまサ

製品情報
エンターテイメント
音楽教室・英語教室
学校教育
リゾート
会社情報・IR・採用
会社案内
IR情報
採用情報
新卒採用
中途採用
生産・技術支援採用
インターンシップ
環境保全活動
楽器会館

会社情報・IR・採用：

IR情報 Investor Relations

HOME > 会社情報・IR > IR情報 >ヤマハがダウ・ジョーンズの長期存続可能銘柄 2003に

ヤマハがダウ・ジョーンズの長期存続可能銘柄 2003に

03 Member of Dow Jones Sustainability Indexes

ヤマハがDow Jones Sustainability Indexes 2003に選ばれま

経済合理性に加えて、環境、社会性（企業倫理、人権）等の優良企業を選出する2003年のダウジョーンズ・サステナビドインデックス（DJSI World）にヤマハが選ばれました。

DJSI Worldは米国のダウ・ジョーンズ社とSustainable Asse（スイス）社が共同で、1999年にスタートさせたもので、世界の2,500社を対象に年1回、アンケートの形式でアセスメントを実とに優秀な企業を「Member of DJSI 2003」と認定しています。

メンバーに認定されることにより長期存続可能銘柄として、世界の中で、各種のエコファン託）やSRIファンド（社会的責任投資信託）等へ組込まれるなど、投資家から注目されるととクの使用も認められます。

今回、このDJSI World 2003には、世界23ヶ国、380余社が選出を受け、内、日本企業は3した。

DJSIの詳細情報

Exhibit 20

YAMAHA HOME

Investor Relations

TOP

Flash Report
Corporate Data
Annual Report
Fact Book
IR Events
For Shareholders
IR Calendar
Stock Price Information
Contact

Yamaha Qualifies for Dow Jones Sustainability Indexes 2003

Yamaha Qualifies for Dow Jones Sustainability Indexes 2003


03
Member of
Dow Jones
Sustainability
Indexes

Yamaha has been selected as a component of the Dow Jones Sustainability Indexes World (DJSI World) 2003. In 1999, Dow Jones (USA) and Sustainable Asset Management (SAM, Switzerland) jointly launched the DJSI World, which includes the leading companies in terms of corporate sustainability among 2,500 largest capitalized companies.The yearly assessment is conducted in the form of a questionnaire from the perspective of not economic criteria alone, but environmental and social criteria such as corporate ethics and human rights, to select the top 10% companies as "Members of DJSI".
Yamaha, as a "Member of DJSI - 2003", will reap the benefits of being included in the global ecological fund and SRI fund, being widely identified by investors as a sustainability leader, and receiving the DJSI Member Label.
This year, about 380 companies from 23 countries join DJSI World 2003, including 37 Japanese companies.

For more information about DJSI ▷

Exhibit 21

平成１４年９月１９日

各　　位

会社名　　：ヤマハ株式会社
コード番号：７９５１
問合せ先　：執行役員経理・財務部長
牧野時久
TEL ０５３－４６０－２１４１

業績予想の修正に関するお知らせ

本年５月１７日の決算発表時に公表した平成１５年３月期（平成１４年４月１日～平成１５年３月３１日）の中間期および通期業績予想を下記の通り修正いたします。

記

１．平成１４年９月中間期業績予想数値の修正（平成１４年４月１日～平成１４年９月３０日）

（１）連結

（単位：百万円、％）

	売上高	経常利益	中間純利益
前回発表予想（A）	２５０，０００	８，０００	６，５００
今回修正予想（B）	２５５，０００	１２，０００	８，５００
増減額（B—A）	５，０００	４，０００	２，０００
増減率	２．０	５０．０	３０．８
前期（平成13年9月中間期）実績	２４８，７７８	７，５２０	７，２３４

（２）単独

（単位：百万円、％）

	売上高	経常利益	中間純利益
前回発表予想（A）	１６５，０００	４，５００	４，０００
今回修正予想（B）	１７０，０００	８，５００	６，０００
増減額（B—A）	５，０００	４，０００	２，０００
増減率	３．０	８８．９	５０．０
前期（平成13年9月中間期）実績	１７２，９４７	８，６３７	８，６９９

２．平成１５年３月期通期業績予想数値の修正（平成１４年４月１日～平成１５年３月３１日）

（１）連結

（単位：百万円、％）

	売　上　高	経常利益	当期純利益
前回発表予想（Ａ）	５３０，０００	１８，５００	１４，０００
今回修正予想（Ｂ）	５３０，０００	２３，０００	１７，０００
増減額（Ｂ―Ａ）	―	４，５００	３，０００
増減率	―	２４．３	２１．４
前期（平成14年3月期通期）実績	５０４，４０６	７，６８０	△１０，２７４

（２）単独

（単位：百万円、％）

	売　上　高	経常利益	当期純利益
前回発表予想（Ａ）	３２０，０００	５，５００	４，０００
今回修正予想（Ｂ）	３２５，０００	９，５００	６，５００
増減額（Ｂ―Ａ）	５，０００	４，０００	２，５００
増減率	１．６	７２．７	６２．５
前期（平成14年3月期通期）実績	３１６，７４２	６，５３０	△２５，３２８

３．修正の理由

当中間期の業績につきましては、楽器事業、ＡＶ・ＩＴ事業および電子機器事業が堅調に推移したことにより損益が改善され、経常利益・中間純利益が当初の予想を上回ることとなりました。

下半期は国内市況の低迷や北米の市況が不透明感を増すなど厳しい状況が予想されますが、通期業績につきましても経常利益・当期純利益が当初の予想を上回る見込みです。

以上

Exhibit 21

September 19, 2002

Company Name: YAMAHA CORPORATION
Code Number: 7951
Contact: Public Relations Division Corporate Communication Group
Telephone (03) 5488-6601

Revised Performance Forecast

YAMAHA has made the following revisions to its fiscal 2003 interim and full-year performance forecasts, which were announced on May 17, 2002.

1. Revisions to the Performance Forecast for the Fiscal 2003 Interim Period (April 1, 2002, to September 30, 2002)

(1) Consolidated

(Unit: ¥ million, %)

	Net Sales	Recurring Profit	Net Income
Previously Announced Forecast (A)	250,000	8,000	6,500
Revised Forecast (B)	255,000	12,000	8,500
Difference (B-A)	5,000	4,000	2,000
Differential Ratio (%)	2.0	50.0	30.8
Results from Previous Interim Term (ended September 30, 2001)	248,778	7,520	7,234

(2) Non-Consolidated

(Unit: ¥ million, %)

	Net Sales	Recurring Profit	Net Income
Previously Announced Forecast (A)	165,000	4,500	4,000
Revised Forecast (B)	170,000	8,500	6,000
Difference (B-A)	5,000	4,000	2,000
Differential Ratio (%)	3.0	88.9	50.0
Results from Previous Interim Term (ended September 30, 2001)	172,947	8,637	8,699

2. Revisions to the Full-Year Performance Forecast for Fiscal 2003 (April 1, 2002, to March 31, 2003)

(1) Consolidated

(Unit: ¥ million, %)

	Net Sales	Recurring Profit	Net Income
Previously Announced Forecast (A)	530,000	18,500	14,000
Revised Forecast (B)	530,000	23,000	17,000
Difference (B-A)	—	4,500	3,000
Differential Ratio (%)	—	24.3	21.4
Results from Previous Term (ended March 31, 2002)	504,406	7,680	(10,274)

(2) Non-Consolidated

(Unit: ¥ million, %)

	Net Sales	Recurring Profit	Net Income
Previously Announced Forecast (A)	320,000	5,500	4,000
Revised Forecast (B)	325,000	9,500	6,500
Difference (B-A)	5,000	4,000	2,500
Differential Ratio (%)	1.6	72.7	62.5
Results from Previous Term (ended March 31, 2002)	316,742	6,530	(25,328)

3. Reasons for the Above Revisions

Regarding the business results for the semiannual period under review, Yamaha's profit and loss situation improved due to continuing stable sales in the Company's musical instruments, AV/IT products and electronic equipment business.

In the second half of the current fiscal year, sluggishness in the domestic economy and unpredictability in the American market have contributed to Yamaha's assessment that business conditions will continue to be severe. However, both recurring income and net income for the fiscal year in review are expected to be higher than originally forecast.

０２年３月期業績資料

ヤマハ株式会社

	前期実績 ０１年３月期	当期予想 (01/11/16発表) ０２年３月期	当期実績 ０２年３月期	次期予想 ０３年３月期	次期中間期予想 ０２年９月期
売上高	5,191億円	5,050億円	5,044億円	5,300億円	2,500億円
国内売上高	3,085億円 (59.4%)	2,975億円 (58.9%)	2,900億円 (57.5%)	2,950億円 (55.7%)	1,405億円 (56.2%)
海外売上高	2,106億円 (40.6%)	2,075億円 (41.1%)	2,144億円 (42.5%)	2,350億円 (44.3%)	1,095億円 (43.8%)
営業利益	230億円 (4.4%)	130億円 (2.6%)	110億円 (2.1%)	210億円 (4.0%)	90億円 (3.6%)
経常利益	192億円 (3.7%)	100億円 (2.0%)	76億円 (1.5%)	185億円 (3.5%)	80億円 (3.2%)
当期利益	133億円 (2.6%)	90億円 (1.8%)	▲103億円 (▲2.0%)	140億円 (2.6%)	65億円 (2.6%)
為替レート	108円/US$ 98円/EUR	121円/US$ 105円/EUR	124円/US$ 107円/EUR	130円/US$ 115円/EUR	130円/US$ 115円/EUR
ROE	6.4%	4.6%	▲5.2%	6.7%	3.2%
ROA	2.5%	1.8%	▲2.0%	2.7%	1.3%
1株当り利益	64.5円	43.5円	▲49.7円	67.8円	31.5円
設備投資	148億円	173億円	166億円	190億円	95億円
(減価償却費)	173億円	186億円	187億円	185億円	95億円
研究開発費	212億円	224億円	225億円	240億円	115億円
実質有利子負債(*1)	704億円	497億円	551億円	530億円	670億円
(ﾌﾘｰｷｬｯｼｭﾌﾛｰ)					
営業活動	▲91億円	314億円	290億円	225億円	▲10億円
投資活動	▲54億円	▲130億円	▲104億円	▲175億円	▲90億円
ﾌﾘｰｷｬｯｼｭﾌﾛｰ	▲145億円	184億円	186億円	50億円	▲100億円
期末在庫	977億円	839億円	843億円	816億円	910億円
(要員数)					
国内	12,325人	11,900人	11,846人	11,700人	11,850人
海外	9,952人	10,200人	11,174人	11,500人	12,150人
合計(*2)	22,277人	22,100人	23,020人	23,200人	24,000人
(内、新規連結)	(-)	(990人)	(1,027人)	(250人)	(250人)
(事業別売上高)					
楽器	2,849億円 (54.9%)	2,830億円 (53.8%)	2,869億円 (56.9%)	3,020億円 (57.0%)	1,450億円 (58.0%)
AV・IT	1,002億円 (19.3%)	950億円 (19.8%)	952億円 (18.9%)	960億円 (18.1%)	390億円 (15.6%)
リビング	469億円 (9.0%)	470億円 (9.2%)	457億円 (9.1%)	470億円 (8.9%)	245億円 (9.8%)
電子機器・金属	432億円 (8.3%)	380億円 (8.7%)	366億円 (7.3%)	440億円 (8.3%)	225億円 (9.0%)
レクリエーション	218億円 (4.2%)	220億円 (4.0%)	216億円 (4.3%)	220億円 (4.1%)	110億円 (4.4%)
その他	221億円 (4.3%)	200億円 (4.4%)	184億円 (3.6%)	190億円 (3.6%)	80億円 (3.2%)
(事業別営業利益)					
楽器	123億円	50億円	47億円	104億円	43億円
AV・IT	39億円	33億円	30億円	35億円	7億円
リビング	9億円	14億円	10億円	16億円	10億円
電子機器・金属	67億円	48億円	44億円	62億円	37億円
レクリエーション	▲13億円	▲13億円	▲17億円	▲6億円	▲6億円
その他	5億円	▲2億円	▲4億円	▲1億円	▲1億円

(単独の状況)					
売上高	3,461億円	3,150億円	3,167億円	3,200億円	1,650億円
営業利益	111億円 (3.2%)	55億円 (1.7%)	56億円 (1.8%)	50億円 (1.6%)	40億円 (2.4%)
経常利益	133億円 (3.8%)	70億円 (2.2%)	65億円 (2.2%)	55億円 (1.7%)	45億円 (2.7%)
当期利益	96億円 (2.8%)	65億円 (2.1%)	▲253億円 (▲8.0%)	40億円 (1.3%)	40億円 (2.4%)

＊1　実質有利子負債＝長短借入金＋転換社債－現預金

＊2　要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

Exhibit 22

NEWS RELEASES

Yamaha Livingtec Corporation, Air Water Living Inc. Tie Up on Manufacturing, Sales, Distribution and Application of System Bathrooms for Home Use.

- Product consolidation, development and restructuring to be completed within 3 years -

---

Hamamatsu, November 6, 2002 - Yamaha Livingtec (YLT) and Air Wate Living (AWL) have reached agreement on a comprehensive business tie u associated with the manufacturing, sale, distribution and application of system bathrooms for home use, in order to strengthen their system bathrooms business and to improve readiness for reform.

Goals of the Business Tie-Up:

Yamaha Livingtec and Air Water Living have agreed on comprehensive business ties in order to improve recognition in the bathroom reform business and house equipment business in general, and to provide products and services suited to customer needs. The move follows careful consideration of the severe situation in the house equipment busine Each company will bring different strengths to the partnership.

Details of the tie up are as follows:

1)To consolidate mid- to high-class products for system bathrooms for houses and produ for apartments.
2)To improve production efficiencies by specifying and integrating each production plan role
3)To reduced distribution costs by co-managing the depot (relay consolidating stations)
4)To strengthen sales activities by co-utilizing each other's strong departments (YLT's show room function and AWL's application function)
5)The new company will also potentially enter into the welfare and health-related businesses.

The details of the business tie-up are expected to be confirmed during an intensive planning period over the next six months to one year. Production plants will be re-structured by the end of 2003, a part of the product line-up will be consolidated and new products will be available for sale (under different brand names) by the end of 2004 and business will become completely operational by the end of 2005.

The tie-up will enable the companies to produce over 70,000 system baths for houses an will position the companies as number four in the system bath industry. Additionally, ov

100,000 bath units will be produced in the bathroom unit industry as a whole, resulting i economies of scale in mass production, development, mold production, purchase of raw materials, delivery, application and sales promotions.

AWL will be able to utilize YLT's showrooms and therefore will be able to present total house equipment such as kitchen equipment, wash basins, water heaters, etc. YLT will benefit from cost savings, expansion of the market, obtaining application know how and strengthening other capabilities. This particular tie-up is believed to benefit each compan in a balanced way.

Details of the Tie-Up

1) Production Development
Integrate mid and high class product lines. By combining YLT's design, material, anc functionality with AWL's design and application technologies the companies will co-develop high added value products with more ability to respond to reform needs.

2) Production and Distribution
Each production plant will have different roles and be integrated to consolidate mediu to high quality system bath production. Thus, material and component purchase, rationalization of production line and improvement of efficiency and cost saving will realized. In addition, green container transportation methods will be installed. Distribution system including depot will be consolidated and re-assessed, which will improve efficiency of distribution and delivery.

3) Sales and Distribution
Mid to high-class system baths will be sold by AWL and YLT with each company's brand name. AWL will utilize YLT's showrooms and will provide total solutions to customers including Yamaha brand kitchen, washbasin and oil-fired boiler.

4) Application and After Service
YLT will refer to AWL's know how and systems in order to strengthen distribution a application structure. The two companies will consolidate operating systems to build detailed and efficient application and service structures to match customer needs.

Company profile

Company name	Air Water Living Inc.	Yamaha Livingtec Corporation
Location of head office	1274-1 Moto-Yoshida-cho, Mito, Ibaragi	1370 Nishiyama-cho, Hamamatsu, Shizuoka
Representative Director	Takashi Izumida	Makoto Araie
Establishment	April, 1999	October, 1991
Capital Stock	1 Billion Yen Air Water's 100% subsidiary	4.5 Billion Yen Yamaha's 100% subsidiary
Number of employees	300	1,000
Sales Offices	7 sales departments, 25 sales offices (2 show-rooms)	1 branch office, 12 branch shops, 47 sales offices (31 show-rooms)

Annual Sales (2001)	13.3 billion yen	46.2 billion yen
Products	System bath for houses Unit bath for appartments Unit bath for various purposes System baths with floor expansion Shower unit Toilet unit Kitchen, water basins etc.	System bath System kitchen Rooms system (lavatory and bathroom consolidated system, system toilet) Water basin Building material Boiler (water heater) Furniture

For more information, please contact:

YAMAHA CORPORATION
Public Relations Division
Corporate Communications Group

TEL. +81-3-5488-6601
FAX. +81-3-5488-5060

Visit Yamaha's website at http://www.global.yamaha.com/index.html

BACK TO TOP OF PAGE

NEWS | ABOUT YAMAHA | PRODUCTS | SUPPORT | GLOBAL DIRECTORY | SITE MAP | CONTACT

Exhibit 22

２００２年１１月６日

上場会社名　ヤマハ株式会社
代表者名　　代表取締役社長　伊藤修二
本社所在地　静岡県浜松市中沢町１０番１号
コード番号　７９５１
上場取引所　東証　大証　名証　一部
問い合わせ先　広報部（TEL　03-5488-6601）

子会社の業務提携についてのお知らせ

本日、当社の子会社ヤマハリビングテック株式会社（本店：浜松市西山町１３７０　代表取締役社長　新家　誠）が株式会社エア・ウォーター・リビング（本店：水戸市元吉田町１２７４―１　代表取締役社長　泉田　孝）と住宅用浴室機器の製造・販売・物流・施工に関する包括的業務提携に合意しましたのでお知らせいたします。

業務提携の内容及び両社の概要は添付別紙の通りです。

以上

2002年11月6日

住宅用浴室機器の製造・販売・物流・施工に関する包括的業務提携に合意

３年以内に商品統合、開発・生 産体制の再編などを実施

株式会社エア・ウォーター・リビング
ヤマハリビングテック株式会社

浴室機器製造販売の株式会社エア・ウォーター・リビング（エア・ウォーター株式会社全額出資、本社：茨城県水戸市、社長：泉田　孝、以下AWL）と、住宅設備機器製造販売のヤマハリビングテック株式会社（ヤマハ株式会社全額出資、本社：静岡県浜松市、社長：新家　誠、以下YLT）は、住宅用浴室機器ビジネスのいっそうの強化とリフォーム需要への対応力を高めるため、製造・販売・物流・施工等の各方面で包括的な業務提携を行うことに、本日合意しました。

＜提携の概要と狙い＞

両社は、住設業界を取り巻く昨今の厳しい状況のもと、それぞれの持つ強みを活かし、浴室事業を軸に住設業界での存在感を高め、真に顧客ニーズに合致した商品・サービスの提供にいっそう邁進すべく、このほど包括的な業務提携を行うことに合意したものです。

提携の主な内容は以下の通りです。

１）戸建て向けシステムバスなど中高級価格帯商品、マンションリフォーム用商品の統合
２）生産拠点の役割分担と集約化による生産効率向上
３）デポ（中継集荷所）の共同運営による物流コストの効率化
４）得意分野の相互利用（YLTのショールーム機能、AWLの施工機能）による営業力強化
５）福祉介護、健康関連分野など新規事業分野への参入に向け共同で検討

今後のスケジュールとしては、半年から１年以内をめどに提携内容の細部を両社協議のうえ決定していきますが、2003年度中に生産拠点の再編成に着手、2004年度中に両社の製品の一部を統合し新商品として発売開始（ブランド名は両社別）、2005年度中に全体の業務およびシステムの統合を完了させる予定です。

今回の業務提携により、両社をあわせた戸建て向けシステムバス年間生産台数は合計約７万台にのぼり、昨年度の生産台数に換算すると業界第４位の二桁台のシェアとなり、大幅なシェアアップとなります。また、浴室ユニット全体では年間生産台数が合計約10万台となることから、量産効果はもち

ろん、商品開発、金型製作、原材料購買、配送、施工、販促活動などの面で経営効率が向上することを期待しています。

また今回の提携によって、AWL は、YLT のショールーム網を活用し、浴室事業の強化に加えて顧客に対しキッチン、洗面化粧台、給湯器など住設機器トータルでの提案が可能になるというメリットが生じます。一方 YLT は、事業全体のコスト抑制はじめ、販路の拡大、施工ノウハウの獲得と施工力強化などのメリットが生じ、双方の事業をバランス良く補完しあえる提携であると考えています。

＜提携の背景＞

ここ数年来、住宅産業を取り巻く環境は、少子化や長引く景気の低迷、あるいは住宅金融公庫の廃止・民営化の決定など、悪化する一方とも言える状況です。こうした社会背景から、新規の住宅着工数は年間およそ 100 万戸程度の水準となっていくものと推計される一方で、両社を含む住設業界は、依然 10 年以上昔の年間着工数 160 万戸時代の供給能力をほぼ残したままで、生産能力過剰な状態といわれています。このため、業界内での競争はますます激化しており、大手メーカー同士の業務提携など生き残りをかけた合従連衡の動きも活発です。また中堅以下のメーカーにとっても、大手各社に対抗すべく、専門メーカーとしての存続の道を模索しています。今回の提携は、両社の特色を生かした存在感のある専門メーカーへの挑戦でもあります。



株式会社エア・ウォーター・リビング（AWL）は、エア・ウォーター株式会社の全額出資子会社として 1999 年に設立された住宅用浴室機器および周辺機器の専業メーカーです。親会社の前身の一社である株式会社ほくさんは、1963 年に国産初のユニットバス「バスオール」を製造・販売開始以来、約 40 年間にわたって浴室を中心とした住設分野を事業の一部門としており、AWL はそれを継承する形で発足しました。同社は、FRP（繊維強化プラスチック）製品を原料から一貫生産する長年培ったノウハウをベースに、普及価格帯の製品競争力に優れており、物流機能の高さと第三者を介さない自営による直接施工能力に定評があります。またエア・ウォーター株式会社が保有する医療、福祉介護事業や、北日本を中心とするエネルギー事業に強力なバックアップ営業ルートを有しています。



ヤマハリビングテック株式会社（YLT）は、ヤマハ株式会社の全額出資子会社として 1991 年に設立された住設機器の総合メーカーです。1903（明治 36）年には高級木製家具の製造に乗り出すなど、ヤマハのリビング関連ビジネスの歴史は古く、1961 年には、当時の最新素材である FRP を使ったバスタブの製造販売を開始しています。またシステム家具、システムキッチンという斬新なコンセプトをいち早く提唱するなど、「YAMAHA」ブランドのリビング製品は市場から高い評価を得ています。YLT は浴室関連製品では中高級価格帯の商品開発力と技術力に定評があり、ヤマハ時代から展開している全国規模のショールームと販売のネットワークを有しています。

＜提携の内容＞

1）商品開発

両社の中高級価格帯の商品体系を一本化し、YLT の持つデザイン、素材、機能の長所をベースに、AWL の持つ設計・施工技術を組合せ、リフォーム需要への対応力を増した、より付加価値の高い商品の共同開発を行います。

2）製造・物流

商品体系が一本化された中高級のシステムバスの生産については、双方の持つ強みを生かした役割分担と生産拠点の集約を行います。

これにより、原材料や部材購買面でのスケールメリットや、生産ラインの合理化、稼働率向上などを実現し、コスト抑制効果を創出します。

さらに、グリーンコンテナ輸送の導入をはじめ、デポを含めた物流システムの統合、見直しを図ることにより、物流や配送の効率を向上させます。

3）営業・販売

AWL と YLT は、共同開発された中高級のシステムバスを各々のブランドで販売を行います。さらに AWL は YLT のショールームを活用し、浴室商品に加えヤマハブランドのキッチン、洗面化粧台、灯油給湯器などの販売も行い、顧客に対して住設商品をトータルで提案していきます。

4）施工・アフターサービス

YLT は、浴室の物流・施工に関して AWL が持つノウハウやシステムを参考にしつつ、物流・施工体制の強化を図っていきます。その後、両社は業務システムについても統合し、顧客ニーズにマッチした、きめ細かく効率の良い施工体制とサービス体制を双方で構築していきます。

＜両社の概要＞

社　　名	株式会社エア・ウォーター・リビング	ヤマハリビングテック株式会社
本社所在地	茨城県水戸市元吉田町１２７４－１	静岡県浜松市西山町１３７０
社　　長	泉田　孝（いずみだ　たかし）	新家　誠（あらいえ　まこと）
設　　立	１９９９年4月	１９９１年１０月
資本金	１０億円 エア・ウォーター株式会社 100%出資	４５億円 ヤマハ株式会社 100%出資
従業員数	３００名	１，０００名
販売拠点数	７営業部２５営業所 （ショールーム２ヶ所）	１支社１２支店４７営業所 （ショールーム３１ヶ所）
年商（平成13年度）	１３３億円	４６２億円
取扱商品	戸建住宅用システムバス 集合住宅用ユニットバス 多目的ユニットバス 床拡張型システムバス シャワーユニット トイレユニット キッチン、洗面化粧台など	システムバス システムキッチン 「ルームズシステム」（洗面室浴室統合型システム、システムトイレット） 洗面化粧台 建材 給湯機（ボイラー） 家具

この件に関する問い合わせ先

株式会社エア・ウォーター・リビング

マーケティング企画グループ　リーダー　松田　睿

〒167 0043　東京都杉並区上荻２丁目３８番１２号

TEL. 03-5311-6300 ／ FAX. 03-5311-6230

ヤマハリビングテック株式会社

経営企画グループ長　平野　直彦

〒432-8001　浜松市西山町１３７０

TEL. 053 485 1201 ／ FAX. 053 484 0031

◇

エア・ウォーター株式会社

広報室長　　岸　貞行

〒542-0083　大阪市中央区東心斎橋１丁目２０番１６号／TEL. 06-6252-5411

ヤマハ株式会社

広報部　コーポレートコミュニケーショングループ　マネジャー　二橋　敏幸

〒108-8568　東京都港区高輪２丁目１７番１１号／TEL. 03-5488-6601

FY2002 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Results FY2001		Initial Projection (Nov.16,2001) FY2002		Results FY2002		Forecast FY2003		Forecast 2002 (Interim period) First Half	
Net Sales	519.1		505.0		504.4		530.0		250.0	
JAPAN Sales	308.5	(59.4%)	297.5	(58.9%)	290.0	(57.5%)	295.0	(55.7%)	140.5	(56.2%)
Overseas Sales	210.6	(40.6%)	207.5	(41.1%)	214.4	(42.5%)	235.0	(44.3%)	109.5	(43.8%)
Operating Income	23.0	(4.4%)	13.0	(2.6%)	11.0	(2.1%)	21.0	(4.0%)	9.0	(3.6%)
Recurring Profit	19.2	(3.7%)	10.0	(2.0%)	7.6	(1.5%)	18.5	(3.5%)	8.0	(3.2%)
Net Income	13.3	(2.6%)	9.0	(1.8%)	-10.3	(-2.0%)	14.0	(2.6%)	6.5	(2.6%)
Currency Exchange Rate (=yen)	108/US$ 98/EUR		121/US$ 105/EUR		124/US$ 107/EUR		130/US$ 115/EUR		130/US$ 115/EUR	
ROE(%)	6.4%		4.6%		-5.2%		6.7%		3.2%	
ROA(%)	2.5%		1.8%		-2.0%		2.7%		1.3%	
Earnings per share	64.5yens		43.5yens		-49.7yens		67.8yens		31.5yens	
Capital Expenditure	14.8		17.3		16.6		19.0		9.5	
Depreciation	17.3		18.6		18.7		18.5		9.5	
R&D Expenditure	21.2		22.4		22.5		24.0		11.5	
Loans & Equivalents(*1)	70.4		49.7		55.1		53.0		67.0	
Free Cash Flow										
Operating Activities	-9.1		31.4		29.0		22.5		-1.0	
Investing Activities	-5.4		-13.0		-10.4		-17.5		-9.0	
Total	-14.5		18.4		18.6		5.0		-10.0	
Inventories at year-end	97.7		83.9		84.3		81.6		91.0	
No. of Employees										
JAPAN	12,325		11,900		11,846		11,700		11,850	
Overseas	9,952		10,200		11,174		11,500		12,150	
Total(*2)	22,277		22,100		23,020		23,200		24,000	
(No of newly consolidated)	(-)		(990)		(1,027)		(250)		(250)	
Sales by Business segment										
Musical Instruments	284.9	(54.9%)	283.0	(56.0%)	286.9	(56.9%)	302.0	(57.0%)	145.0	(58.0%)
AV・IT	100.2	(19.3%)	95.0	(18.8%)	95.2	(18.9%)	96.0	(18.1%)	39.0	(15.6%)
Life Related	46.9	(9.0%)	47.0	(9.3%)	45.7	(9.1%)	47.0	(8.9%)	24.5	(9.8%)
Electronic Equipment	43.2	(8.3%)	38.0	(7.5%)	36.6	(7.3%)	44.0	(8.3%)	22.5	(9.0%)
Recreation	21.8	(4.2%)	22.0	(4.4%)	21.6	(4.3%)	22.0	(4.1%)	11.0	(4.4%)
Others	22.1	(4.3%)	20.0	(4.0%)	18.4	(3.6%)	19.0	(3.6%)	8.0	(3.2%)
Operating Income by Business segment										
Musical Instruments	12.3		5.0		4.7		10.4		4.3	
AV・IT	3.9		3.3		3.0		3.5		0.7	
Life Related	0.9		1.4		1.0		1.6		1.0	
Electronic Equipment	6.7		4.8		4.4		6.2		3.7	
Recreation	-1.3		-1.3		-1.7		-0.6		-0.6	
Others	0.5		-0.2		-0.4		-0.1		-0.1	
Non Consolidated Basis										
Net Sales	346.1		315.0		316.7		320.0		165.0	
Operating Income	11.1	(3.2%)	5.5	(1.7%)	5.6	(1.8%)	5.0	(1.6%)	4.0	(2.4%)
Recurring Profit	13.3	(3.8%)	7.0	(2.2%)	6.5	(2.2%)	5.5	(1.7%)	4.5	(2.7%)
Net Income	9.6	(2.8%)	6.5	(2.1%)	-25.3	(-8.0%)	4.0	(1.3%)	4.0	(2.4%)

*1 Loans & Equivalents=Loans(Short term , Long term)+Convertible Bonds−Cash & Bank Deposit

*2 No. of Employees =No. of Full-time Staff at year-end+Average No. of Temp. Staff

Exhibit 23

Presentation of Interim Financial Statements for Fiscal 2003

November 18, 2002

YAMAHA CORPORATION

Performance Outline

(Billions of Yen)

	First Half of FY2002	First Half of FY2003	Increase/ (Decrease)	Initial Projection (announced on Sept. 19, 2002)
Net Sales	248.7	253.7	5.0	255.0
Operating Income	7.7	13.1	5.4	12.0
Operating Income Ratio (%)	3.1%	5.2%		
Recurring Profit	7.5	14.2	6.7	12.0
Recurring Profit Ratio (%)	3.0%	5.6%		
Net Income	7.2	10.0	2.8	8.5
Net Income Ratio (%)	2.9%	4.0%		
EPS (Yen)	35.0	48.9	—	41.2
ROE (%)	3.7	4.9	—	—
Dividends per Share (Yen)	4.00	5.00	—	4.00

Currency Exchange Rate

(Billions of Yen)

		First Half of FY2002	First Half of FY2003	Impact
Net Sales	US$	¥122	¥123	+ ¥0.4
	EUR	¥108	¥117	+ ¥2.1
	Others			+ ¥1.2
	Total			+ ¥3.7
Profit	US$	¥122	¥122	+ ¥0.1
	EUR	¥106	¥115	+ ¥2.4
	Others			+ ¥0.3
	Total			+ ¥2.8

3

Net Sales by Business Segment


(Billions of Yen)
248.7
253.7 (+2.0 %)
250.0 (+0.5%)
Recreation and Others
Electronic Equipment and Metal Products
Lifestyle-Related Products
AV/IT
Musical Instruments
20.4
18.4
23.8
41.5
144.6
20.6 (+1.0%)
24.9 (+35.3%)
23.6 (-0.8%)
38.5 (-7.2%)
146.2 (+1.1%)
20.6
24.9
23.6
37.4 (-9.9%)
143.5 (-0.8%)
First Half of FY2002
First Half of FY2003
First Half of FY2003
After translation adjustments

* Figures in parentheses represent changes from the previous period.

4

Breakdown of Operating Income/Loss



(Billions of Yen)
Decrease in Manufacturing Costs
0.4
Decrease in SG&A Expenses
(1.5)
Pension Obligations
Increase in Net Sales [+1.3]
2.7
Gain on Foreign Exchange
1.0
2.8
13.1
7.7
Operating Income for the First Half of FY2002
Operating Income for the First Half of FY2003

Operating Income by Business Segment

(Billions of Yen)

	First Half of FY2002	First Half of FY2003	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	3.8	6.0	2.2	1.9	0.3
AV/IT	1.2	1.0	(0.2)	0.9	(1.1)
Lifestyle-Related Products	1.0	0.5	(0.5)		(0.5)
Electronic Equipment and Metal Products	2.6	5.9	3.3		3.3
Recreation	(0.8)	(0.8)	0.0		0.0
Others	(0.1)	0.5	0.6		0.6
TOTAL	7.7	13.1	5.4	2.8	2.6

Financial Summary for the Interim Period Ended September 30, 2002

- Net sales and operating income increased compared with the previous interim term.
  - (1) Improved profitability in musical instruments business
    - a) *Raised operating income to net sales while making steady progress in reducing inventories.*

First Half of FY2002		First Half of FY2003
2.6%	→	4.1%

    - b) Net sales increased in the U.S. and European musical instrument markets, offsetting decreases in Japan and Asian-Pacific region.
  - (2) Sales and operating income for the semiconductor business, mainly sound chips for mobile phones, increased substantially compared with previous interim term.
- Inventories decreased ¥13.8 billion compared with the previous interim term.

First Half of FY2002		First Half of FY2003
¥104.5 billion	→	¥90.7 billion


<Musical Instruments>
Improvements in Profitability
Operating Income
Operating Income to Net Sales
(%)
2.6
4.1
Operating Income
(Billions of Yen)
3.8
6.0
Inventories (Finished Products)
Inventories Turnover
(Months)
2.23
1.91
Inventories
(Billions of Yen)
53.7
46.6
First Half of FY2002
First Half of FY2003
First Half of FY2002
First Half of FY2003
8


<Semiconductors>
Increase in Net Sales and Operating Income
Net Sales
Operating Income
(Billions of Yen)
130%
12.8
16.8
180%
3.7
6.7
First Half of FY2002
First Half of FY2003
First Half of FY2002
First Half of FY2003
9


Progress in Reduction of Inventories
Months
Inventories at the end of the Term
Average Net Sales per Month
2.20
2.52
2.14
(Billions of Yen)
92.2
104.5
90.7
29.1
7.9
11.1
44.1
29.6
5.2
16.0
53.7
26.8
4.8
12.5
46.6
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
First Half of FY2001
First Half of FY2002
First Half of FY2003
10

Operating Environment in the Second Half of FY2003

- **Musical Instruments**
  - Continuing stagnation in Japanese market
  - Uncertainties regarding future U.S. economy at year-end
  - Growth in Chinese market expected
- **AV/IT**
  - Competition in home theater market should increase
  - Change in CD-R/RW market structure
- **Lifestyle-Related Products**
  - Further decline in the number of owner-occupied housing starts
- **Semiconductors**
  - Mobile phones with polyphony sound chips becoming standard in and outside Japan
- **Electronic Metals**
  - Rapid recovery of electronic metals market will lead to adjustment period toward year-end
- **Recreation**
  - Continuing slide in prices in resort market

Forecasts of Results for FY2003

(Billions of Yen)

	FY2002 Results			FY2003 Forecasts			Increase/ (Decrease) Ratio
	1st Half	2nd Half	Full Year	1st Half	2nd Half	Full Year	
Net Sales	248.7	255.7	504.4	253.7	276.3	530.0	5.1%
Operating Income	7.7	3.3	11.0 [2.1%]	13.1	11.4	24.5 [4.6%]	122.7%
Recurring Profit	7.5	0.1	7.6 [1.5%]	14.2	10.8	25.0 [4.7%]	228.9%
Net Income	7.2	(17.5)	(10.3) [(2.0)%]	10.0	8.5	18.5 [3.5%]	—
EPS (Yen)	—	—	(49.7)	—	—	89.7	—
ROE (%)	—	—	(5.2)	—	—	8.9	—
Dividends per Share (Yen)	4.00	4.00	8.00	5.00	5.00	10.00	—

Currency Exchange Rate

(Billions of Yen)

		FY2002 Results			FY2003 Forecasts			Impact
		1st Half	2nd Half	Full Year	1st Half	2nd Half	Full Year	
Net Sales	US$	¥122	¥128	¥125	¥123	¥120	¥121	- ¥2.8
	EUR	¥108	¥113	¥110	¥117	¥115	¥116	+ ¥2.6
	Others	—						+ ¥0.8
	Total							+ ¥0.6
Profit	US$	¥122	¥127	¥124	¥122	¥120	¥121	+ ¥0.1
	EUR	¥106	¥108	¥107	¥115	¥115	¥115	+ ¥3.7
	Others	—						+ ¥0.4
	Total							+ ¥4.2

Forecasts of Net Sales by Business Segment



(Billions of Yen)
504.4
530.0 (+5.1%)
529.4 (+5.0%)
Recreation and Others
40.0
41.9 (+4.8%)
41.9
Electronic Equipment and Metal Products
36.6
52.7 (+44.0%)
52.7
Lifestyle-Related Products
45.7
46.6 (+2.0%)
46.6
AV/IT
95.2
91.3 (-4.1%)
91.1 (-4.3%)
Musical Instruments
286.9
297.5 (+3.7%)
297.1 (+3.6%)
FY2002
FY2003 (Forecast)
FY2003 After translation adjustments

* Figures in parentheses represent changes from the previous period.

Forecasts of Breakdown of Operating Income/Loss



(Billions of Yen)
Decrease in Manufacturing Costs
Pension Obligations
(3.0)
9.1
Increase in Sales
Gain on Foreign Exchange
3.2
24.5
4.2
11.0
Operating Income for FY2002
Operating Income for FY2003

Forecasts of Operating Income by Business Segment

(Billions of Yen)

	FY2002 Results	FY2003 Forecasts	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	4.7	9.8	5.1	2.5	2.6
AV/IT	3.0	3.5	0.5	1.7	(1.2)
Lifestyle-Related Products	1.0	0.9	(0.1)		(0.1)
Electronic Equipment and Metal Products	4.4	10.7	6.3		6.3
Recreation	(1.7)	(0.8)	0.9		0.9
Others	(0.4)	0.4	0.8		0.8
TOTAL	11.0	24.5	13.5	4.2	9.3


Inventories
Months
Inventories at the end of the Term
Average Net Sales per Month
1.76
2.26
2.01
1.81
(Billions of Yen)
77.4
97.7
84.3
80.0
27.3
4.1
9.1
36.9
33.8
6.5
12.9
44.5
27.9
3.7
8.6
44.1
29.7
4.8
6.9
38.6
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
FY2000
FY2001
FY2002
FY2003
(Forecast)
17


Free Cash Flow
(Billions of Yen)
23.4
18.6
5.5
FY2001
FY2000
FY2002
FY2003
(Forecast)
(14.5)
18


Interest-Bearing Liabilities
Interest-Bearing Liabilities
(Billions of Yen)
62.7
70.4
55.1
52.9
Employee Savings
8.3
24.3
Convertible Bonds
24.3
(54.4)
24.3
24.3
Long-Term Debt (Excluding Cash and Deposits
30.1
46.1
30.8
28.6
FY2000
FY2001
FY2002
FY2003 (Forecast)
Resort Deposits
41.1
40.3
38.1
36.9
19

Priority Policies for the Second Half of FY2003 (1)

■ Enhance profitability in Core Business segment and implement measures for future growth

Musical Instruments

- Structure operating bases in promising Chinese market
- Restore Japanese market by developing adult-oriented business
- Cultivate music production market
- Make arrangements for overseas development of ringer melody distribution service

AV/IT

- Further execute '#1 in home theaters' strategy and enhance profitability
- Prepare for revitalization of IT business
- Prepare for smooth operation start in the Chinese manufacturing base

Semiconductors

- Expand mobile phone sound chip business

Priority Policies for the Second Half of FY2003 (2)

- Enhance profitability in Lifestyle-Related and Leisure segment
- Secure stable growth and enhance profitability in Electronic Parts and Materials Business segment using our innovative technologies
  - Accelerate growth and enhance profitability in Mg-molded parts business
  - Improve manufacturing output of invar materials
- Establish compliance management
- Continue aggressive implementation of environmental initiatives

Chinese Market Policies

- Promote unified marketing system through the newly established holding company Yamaha Music & Electronics (China) Co., Ltd.



Beijing
Yamaha Music & Electronics (China) Co., Ltd.
Tianjin
Operation begins in April 2003
Shanghai
Xiaoshan
Guangzhou
Sales base
Manufacturing base
Trends in Market for Musical Instruments in China
(Billions of Yen)
53
60
66
100
YAMAHA's Share
11%
11%
12%
20%
2000
2001
2002
2005

Stimulate Japanese Market Targeting Adults

~ Developing market targeting adults in response to decline in younger students ~

■ Expand business base of music schools for adults

< Three-year plan >

- Increase number of schools for adults only
  currently 52 ——→ 100
- Increase number of adult students
  - Popular music schools
  - Programs for adults only (Piano, Electronic keyboard)
  - Music schools for adults



Number of Students
(Thousands)
170
96
Double the number of students
First Half of FY2003
In three years (Plan)

■ Support adults' musical activities by providing places where they can practice and perform music

■ Develop musical instruments especially for adults

Cultivate Music Production Market



Net Sales (Billions of Yen)
Synthesizers
PAs
24.3
26.2
27.4
31.5
FY2000
FY2001
FY2002
FY2003 (Forecast)

■ **Recent introduction of new products**

< Digital Mixers, etc. >

AW4416, AW2816, AW16G, PM1D, DM2000, O2R96

2000 | 2001 | 2002

< Synthesizers >

Motif, S-90

■ **Strengthen sales organization in U.S. and Europe**

U.S. - Commercial Audio System Division commenced operations with double the number of staff (April 2002)

Europe - New organization in preparation

Aggressive Development of Overseas Ringer Melody Distribution Service

■ **Priority Policies**

Japan: Promote development of unique and differentiated products in content business (Music Box Site, *Otohon* Site)

Overseas: Expand number of contracts with communication service companies

■ **Overseas Development**

● **Markets we have entered and their communication service companies**

China:	e-Dongcity	Spain:	Telefonica
Taiwan:	TCC, KGT, TAT, CHT	Germany:	E-Plus
		Holland:	KPN
Hong Kong:	Hutchison	Bergium:	BASE

■ **Markets under development**

Singapore, France, Italy, England, U.S.A.



No. of Subscribers for Ringer Melody Distribution Service
(Thousands)
Japan
Overseas
900
50
1,600
100
2,900
100
3,250
100
3,400
200
3,700
As of Sept. 30, 2000
As of Mar. 31, 2001
As of Sept. 30, 2001
As of Mar. 31, 2002
As of Sept. 30, 2002
As of Mar. 31, 2003 (Forecast)

Promoting '#1 in Home Theaters' Strategy

- Expand market boundaries by developing new distribution channels (visual distribution channel, hyper/super channel) in response to new demands
- Retrieve top share in medium/high-class (over $700) AV receivers and amplifiers
  - > Market share in U.S.: currently 31% ⟶ target 35%
- Continue promoting visual products
  - > To establish Yamaha's brand in video projectors, double exhibition areas to 800 stores
- Expand sales network in China
  - > Yamaha Electronics (Suzhou) Co., Ltd., starts operation in March 2003
  - > Build sales network in eastern area



Net Sales
(Billions of Yen)
23.3
1st Half
37.5
2nd Half
30.2
40.5
33.1
43.6
FY2001
FY2002
FY2003 (Forecast)

Preparation for Revitalization of IT Business

■ **CDR-RW**
- Provide differentiated products
- Develop DVD+RW products for PCs

■ **Routers**
- Strengthen total solution business targeting SOHO and small and medium-sized companies



Net Sales
19.2
20.2
1st Half
2nd Half
11.3
13.2
(Billions of Yen)
5.4
9.2
FY2001
FY2002
FY2003 (Forecast)

Expansion of Semiconductors Centered on Mobile Phone Sound Chips

■ **Priority Policies**
- Expansion of mobile phone sound chips business
  > Maintain current level of market share in Japan
  > Further expand in China and South Korea and enter U.S. and Europe
  > Raise supply of products



(Billions of Yen)
Net Sales
13.9
12.9
1st Half
2nd Half
12.8
11.7
16.8
18.5
FY2001
FY2002
FY2003 (Forecast)

Trends in Global Mobile Phone Market

- Signs of secondary growth with annual sales of almost 400 million
- Promote sales with introduction of new services at mobile phone retailers and high-quality functions
- Chinese market shows remarkable growth



No. of Annual Mobile Phones Sales
(Millions)
500
400
300
200
100
1998 1999 2000 2001 2002 2003
(Forecast)

Source: *Nikkei Market Access* (August 2002)
http://ma.nikkeibp.co.jp

Mobile Phone Chips Market Conditions

	No. of Mobile Phones Held (Millions)	Annual Sales (Millions of mobile phones)	Market Conditions
Japan	**70**	**40**	- Mobile phone market is saturated - Most mobile phones have over 32-note polyphony sound chips
South Korea	**30**	**15**	- Mobile phone market is saturated - Most mobile phones has sound chips
China	**200**	**100**	- Rapid progress in development of local mobile phone makers - Shifting from monophony to polyphony
U.S. & Europe	**500**	**200**	- Increase in sales due to replacement with units featuring high-quality functions - Shift to polyphony expected to begin soon

Strength in Yamaha's Sound Chips

- **Success in providing SMAF solutions in JAPAN**
  - Package providing sound chip, SMAF, authoring tool, and content was favored by telecommunication companies and mobile phone makers
- **FM sound chips highly praised**
  - FM sound chips allow a versatility of voice with higher frequency tones, and are favored for their quality
- **Favorable results in Japan encourage South Korean retailers**
  - Adopted for use in export models by Korean retailers, increasing possibility of global expansion
- **Have a jump start on competitors in Taiwan and China**
- **Sales promotion in Europe and U.S.**

Metal Products Business

- **Priority Policies**
  - By improving manufacturing output, gain profit in invar materials business
  - Maintain sound supply of lead frame materials



Net Sales
Operating Income
(Billions of Yen)
2nd Half
1st Half
11.9
6.6
5.3
17.2
9.2
8.0
FY2002
FY2003 (Forecast)
(0.9)
(1.1)
(2.0)
0.3
(0.6)
(0.3)

Lifestyle-Related Business

■ **Priority Policies**

- Lower the break-even point for income through cost reduction in product development, distribution and assembly.
- Smooth take off of business alliance.



Net Sales
45.7
46.6
21.9
23.0
23.8
23.6
2nd Half
1st Half
FY2002
FY2003
(Forecast)
Operating Income
(Billions of Yen)
1.0
0
1.0
0.9
0.4
0.5
FY2002
FY2003
(Forecast)

- Housing starts (April - August) decreased 1.6% from the previous period.
- Of which, houses owned and houses for installment sale decreased 4.0%.

Entered Business Alliance in Lifestyle-Related Business

~ Tie-Up with Air Water Living Inc. ~

■ **Goal**

- Strengthen system bathrooms business and organization to respond to growing demand in the home refurbishing area by synergistically combining both companies' strengths

■ **Outline**

- Business tie-up for manufacturing, sales, distribution and assembly of system bathrooms for home use

(Product consolidation, development and reorganization to be completed within 3 years)

a) Consolidate mid- to high-end system bathroom products for houses and refurbishing products for apartments

b) Improve production efficiencies by specifying each plants' role and integrating manufacturing bases

c) Reduce distribution costs by co-managing the depot (relay consolidating stations)

d) Strengthen sales activities by co-utilizing Yamaha's showroom functions and Air Water Living's assembly functions.

■ **Effect**

- Reduce costs by ¥1 billion altogether for the two companies (FY2006)


Recreation Business
Priority Policies
- Use management subsidiaries to increase profitability and improve cash flow status
- Maintain customer visitation rate of two million visits per year
(Billions of Yen)
Net Sales
Operating Income
21.6
21.6
2nd Half
1st Half
10.8
11.3
10.8
10.3
FY2002
FY2003 (Forecast)
FY2002
FY2003 (Forecast)
(0.8)
(0.9)
(1.7)
(0.8)
0
(0.8)
35


Others
Priority Policies
- Strengthen system for increasing the production of Mg-molded parts for mobile phones and ensure profit
- In interior automotive components and fittings, reduce manufacturing costs and expand customer base.
Net Sales
Operating Income
(Billions of Yen)
18.4
20.3
2nd Half
1st Half
8.8
10.0
9.6
10.3
FY2002
FY2003 (Forecast)
(0.4)
(0.1)
(0.3)
FY2002
0.4
0.5
(0.1)
FY2003 (Forecast)
36

Compliance Management

Implemented compliance management system that promotes aggressive measures that promote adherence to corporate ethics and the law, to ensure that YAMAHA fulfills commitment to stakeholders as stated in its conduct guidelines.



■ **Establishment of Compliance Standards**
- Established Group Management Policy outlining the system
- Rearranged Group Management Regulations and other regulations
- Established Group Compliance Guidelines

■ **Organize for Promoting Compliance**
- Established Compliance Committee
- Appointed compliance officers
- Introduction of compliance hotline

Environment Activities

1. ISO 14001 Certification

Objective
- To promote YAMAHA Group's environmental activities
- To implement an environmental management system throughout the Group

Acquisition Status
- YAMAHA CORPORATION already obtained in March 2001
- Plans to obtain at all its domestic and overseas business units by March 2003 (Currently 23 units have been certified and 5 units are working toward acquisition)

2. Green Procurement

Objective
- To provide environment-friendly products, we will cooperate with suppliers to procure safer raw materials to facilitate the manufacture of products containing fewer hazardous materials.

Green Procurement Standard
- Regulate 31 chemical substances, including heavy metals

Recent Activities
- On June 2002, held a meeting with 200 suppliers requesting cooperation in green procurement

Supplementary Materials

Net Sales by Region


(Billions of Yen)
248.7
253.7 (+2.0%)
250.0 (+0.5%)
Other Regions
23.5
21.3 (-9.4%)
20.5 (-12.8 %)
Europe
33.9
35.6 (+5.0%)
32.9 (-2.9%)
North America
43.0
44.6 (+3.7%)
44.4 (+3.3%)
Japan
148.3
152.2 (+2.7%)
152.2
First Half of FY2002
First Half of FY2003
First Half of FY2003
After translation adjustments

* Figures in parentheses represent changes from the previous period.

Operating Income by Region

(Billions of Yen)

	First Half of FY2002	First Half of FY2003	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Japan	7.1	11.3	4.2	2.7	1.5
North America	1.3	2.1	0.8	0.0	0.8
Europe	(0.3)	1.0	1.3	0.1	1.2
Other Regions	1.9	1.4	(0.5)		(0.5)
Elimination	(2.3)	(2.7)	(0.4)		(0.4)
TOTAL	7.7	13.1	5.4	2.8	2.6

Non-Operating Income/Expenses

(Billions of Yen)

	First Half of FY2002	First Half of FY2003	Increase/ (Decrease)
Equity in Earnings of Unconsolidated Subsidiaries and Affiliates	2.3	3.5	1.2
Financial Gains/Losses	(1.0)	(0.7)	0.3
Other Non-Operating Income/Expenses	(1.5)	(1.7)	(0.2)
TOTAL	(0.2)	1.1	1.3

Other Profit / Losses

(Billions of Yen)

	First Half of FY2002	First Half of FY2003	Increase/ (Decrease)
Gains/Losses on Sale of Fixed Assets	(0.4)	(0.5)	(0.1)
Gains/Losses on Sale of Investment Securities	1.2	(1.6)	(2.8)
Others	(0.1)	0.1	0.2
TOTAL	0.7	(2.0)	(2.7)

Forecasts of Net Sales by Region



(Billions of Yen)
504.4
530.0 (+5.1%)
529.4 (+5.0%)
Other region
47.5
47.9 (+0.8%)
47.8 (+0.6%)
Europe
73.4
82.8 (+12.8%)
79.5 (+8.3%)
North America
93.5
96.1 (+2.8%)
98.9 (+5.8%)
Japan
290.0
303.2 (+4.6%)
303.2
FY2002
FY2003
(Forecast)
FY2003
After translation adjustments

* Figures in parentheses represent changes from the previous period.

Forecasts of Operating Income by Region

(Billions of Yen)

	FY2002 Results	FY2003 Forecasts	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Japan	3.2	13.6	10.4	4.1	6.3
North America	3.4	4.8	1.4	0.0	1.4
Europe	0.6	2.4	1.8	0.1	1.7
Other Regions	3.7	3.7	0.0		0.0
Elimination	0.1		(0.1)		(0.1)
TOTAL	11.0	24.5	13.5	4.2	9.3


Number of Employees
21,599
9,034
12,565
22,277
9,952
12,325
23,020*
11,174
11,846
23,560**
11,620
11,940
Overseas
Japan
As of March 31, 2000
As of March 31, 2001
As of March 31, 2002
As of March 31, 2003 (Forecast)
* Including 1,027 employees added due to expanded scope of consolidation.
** Including 145 employees added due to expanded scope of consolidation.


Capital Investments/
Depreciation and Amortization
(Billions of Yen)
Capital Investments
Depreciation and Amortization
18.5
28.6
14.8
17.3
16.6
18.7
18.0
18.7
FY2000
FY2001
FY2002
FY2003
(Forecast)
47


R&D Expenses
(Billions of Yen)
22.5
21.2
22.5
23.0
6.9
5.0
5.9
6.2
Electronic Equipment, etc.
5.0
5.0
5.1
5.3
AV/IT
10.6
11.2
11.5
11.5
Musical Instruments
FY2000
FY2001
FY2002
FY2003
(Forecast)
48

Balance Sheets

(Billions of Yen)

	As of Sept. 30, 2001	As of March 31, 2002	As of Sept. 30, 2002	As of March 31, 2003 (Forecast)
Cash and Bank Deposits	38.2	41.1	40.3	40.0
Accounts and Notes Receivable	79.6	71.8	81.4	75.7
Inventories	104.5	84.3	90.7	80.0
Other Current Assets	15.7	13.9	15.3	15.2
Fixed Assets	282.8	298.6	296.1	299.4
Total Assets	520.8	509.7	523.8	510.3
Accounts and Notes Payable	42.1	36.9	42.5	37.0
Short and Long Term Loans	95.4	71.8	85.5	68.6
Convertible Bonds	24.3	24.3	24.3	24.3
Other Liabilities	163.9	174.7	165.5	167.0
Total Liabilities	195.1	202.0	206.0	213.4
Total Liabilities and Shareholders' Equity	520.8	509.7	523.8	510.3

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.


YAMAHA
CREATING 'KANDO' TOGETHER

FY2003 Interim Period Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Initial Projection (May.17,2002) 1H/2003	Results 1H/2003	Results 1H/2002	Initial Projection (May.17,2002) FY2003	Forecast FY2003	Results FY2002
Net Sales	250.0	253.7	248.7	530.0	530.0	504.4
JAPAN Sales	140.5 (56.2%)	152.2 (60.0%)	148.3 (59.6%)	295.0 (55.7%)	303.2 (57.2%)	290.0 (57.5%)
Overseas Sales	109.5 (43.8%)	101.5 (40.0%)	100.4 (40.4%)	235.0 (44.3%)	226.8 (42.8%)	214.4 (42.5%)
Operating Income	9.0 (3.6%)	13.1 (5.2%)	7.7 (3.1%)	21.0 (4.0%)	24.5 (4.6%)	11.0 (2.1%)
Recurring Profit	8.0 (3.2%)	14.2 (5.6%)	7.5 (3.0%)	18.5 (3.5%)	25.0 (4.7%)	7.6 (1.5%)
Net Income	6.5 (2.6%)	10.0 (4.0%)	7.2 (2.9%)	14.0 (2.6%)	18.5 (3.5%)	−10.3 (−2.0%)
Currency Exchange Rate (=yen)	130/US$ 115/EUR	122/US$ 115/EUR	122/US$ 106/EUR	130/US$ 115/EUR	121/US$ 115/EUR	124/US$ 107/EUR
ROE(%)	3.2%	4.9%	3.7%	6.7%	8.9%	−5.2%
ROA(%)	1.3%	1.9%	1.4%	2.7%	3.6%	−2.0%
Earnings per share	31.5yens	48.9yens	35.0yens	67.8yens	89.7yens	−49.7yens
Capital Expenditure	9.5	8.5	8.2	19.0	18.0	16.6
Depreciation	9.5	9.1	9.5	18.5	18.7	18.7
R&D Expenditure	11.5	11.4	10.9	24.0	23.0	22.5
Loans & Equivalents(*1	67.0	69.5	81.5	53.0	52.9	55.1
Free Cash Flow						
Operating Activities	−1.0	−0.3	−0.2	22.5	26.0	29.0
Investing Activities	−9.0	−11.4	−8.4	−17.5	−20.5	−10.4
Total	−10.0	−11.7	−8.6	5.0	5.5	18.6
Inventories at year-enc	91.0	90.7	104.5	81.6	80.0	84.3
No. of Employees						
JAPAN	11,850	12,089	12,097	11,700	11,940	11,846
Overseas	12,150	12,176	12,252	11,500	11,620	11,174
Total (*2)	24,000	24,265	24,349	23,200	23,560	23,020
(Newly consolidated)	(250)	(146)	(990)	(250)	(145)	(1,027)
Sales by Business segment						
Musical Instruments	145.0 (58.0%)	146.2 (57.6%)	144.6 (58.1%)	302.0 (57.0%)	297.5 (56.1%)	286.9 (56.9%)
AV・IT	39.0 (15.6%)	38.5 (15.2%)	41.5 (16.7%)	96.0 (18.1%)	91.3 (17.2%)	95.2 (18.9%)
Life Related	24.5 (9.8%)	23.6 (9.3%)	23.8 (9.6%)	47.0 (8.9%)	46.6 (8.8%)	45.7 (9.1%)
Electronic Equipment	22.5 (9.0%)	24.9 (9.8%)	18.4 (7.4%)	44.0 (8.3%)	52.7 (9.9%)	36.6 (7.3%)
Recreation	11.0 (4.4%)	10.3 (4.1%)	10.8 (4.3%)	22.0 (4.1%)	21.6 (4.1%)	21.6 (4.3%)
Others	8.0 (3.2%)	10.3 (4.1%)	9.6 (3.9%)	19.0 (3.6%)	20.3 (3.8%)	18.4 (3.6%)
Operating Income by Business segment						
Musical Instruments	4.3	6.0	3.8	10.4	9.8	4.7
AV・IT	0.7	1.0	1.2	3.5	3.5	3.0
Life Related	1.0	0.5	1.0	1.6	0.9	1.0
Electronic Equipment	3.7	5.9	2.6	6.2	10.7	4.4
Recreation	−0.6	−0.8	−0.8	−0.6	−0.8	−1.7
Others	−0.1	0.5	−0.1	−0.1	0.4	−0.4
Non Consolidated Basis						
Net Sales	165.0	172.0	172.9	320.0	330.0	316.7
Operating Income	4.0 (2.4%)	10.5 (6.2%)	7.6 (4.4%)	5.0 (1.6%)	11.0 (3.3%)	5.6 (1.8%)
Recurring Profit	4.5 (2.7%)	10.9 (6.4%)	8.6 (5.0%)	5.5 (1.7%)	11.5 (3.5%)	6.5 (2.2%)
Net Income	4.0 (2.4%)	7.6 (4.5%)	8.6 (5.0%)	4.0 (1.3%)	8.0 (2.4%)	−25.3 (−8.0%)

＊1 Loans & Equivalents＝Loans(Short term , Long term)＋Convertible Bonds－Cash & Bank Deposit

＊2 No. of Employees ＝No. of Full-time Staff at year-end＋Average No. of Temp. Staff

Exhibit 23

03 APR 27 AM 7:21

2002年9月期
中間決算説明会

2002. 11. 18

ヤマハ株式会社

中間期 業績概要

（億円）

	01/9実績	02/9実績	+/▲	前回予想 ('02/09/19発表)
売上高	2,487	2,537	+50	2,550
営業利益 (営業利益率)	77 (3.1%)	131 (5.2%)	+54	120
経常利益 (経常利益率)	75 (3.0%)	142 (5.6%)	+67	120
当期利益 (当期利益率)	72 (2.9%)	100 (4.0%)	+28	85
EPS(円)	35.0	48.9	−	41.2
ROE(%)	3.7	4.9	−	−
1株あたり配当 (円)	4	5	−	4

中間期 為替レート

		01/9	02/9	影響額
売上高	US＄	122 円	123 円	+ 4 億円
	EUR	108	117	+21
	他			+12
	計			+37 億円
利　益	US＄	122 円	122 円	+ 1 億円
	EUR	106	115	+24
	他			+ 3
	計			+28 億円

中間期 事業別売上高



2,487
2,537
(+2.0 %)
2,500
(+0.5%)
レク 他
204
206
(+1.0)
206
電子機器・金属
184
249
(+35.3)
249
リビング
238
236
(▲0.8)
236
AV・IT
415
385
(▲7.2)
374
(▲9.9)
楽 器
1,446
1,462
(+1.1)
1,435
(▲0.8)
(億円)
01/9
02/9
02/9
( )内は前年同期比
為替影響調整後



中間期営業利益増減分析
(億円)
製造損益改善
販管費減
年金
実質売上増(+13)
為替益
+28
+10
+27
+4
▲15
77
131
01/9営業利益
02/9営業利益

中間期 事業別営業利益

(億円)

	01/9 実績	02/9 実績	+/▲	為替影響	実質 +/▲
楽器	38	60	+22	+19	+3
AV・IT	12	10	▲2	+9	▲11
リビング	10	5	▲5		▲5
電子機器・金属	26	59	+33		+33
レクリエーション	▲8	▲8	0		0
その他	▲1	5	+6		+6
計	77	131	+54	+28	+26

2002/9中間期の総括

■ 前年同期比増収増益の達成

(1) 楽器事業の収益性改善

・在庫調整を進展しつつ、売上高営業利益率向上

01/9		02/9
2.6%	→	4.1%

・欧米楽器市場での増収で国内、アジア・パシフィック地域の減収をカバー

(2) 携帯用音源チップを中心とする半導体が前年同期実績に対し大幅な増収増益

■ 棚卸資産は前年同期比138億円の減少

01/9末		02/9末
1,045億円	→	907億円



楽器事業の収益性改善
◆営業利益
売上高営業利益率
4.1 (%)
2.6
営業利益
60 (億円)
38
01/9
02/9
◆完成品期末在庫
在庫回転率
(月)
2.23
1.91
完成品期末在庫
537
(億円)
466
01/9
02/9


半導体が増収増益
売上高
営業利益
(億円)
1.3倍
168
128
1.8倍
67
37
01/9
02/9
01/9
02/9


在 庫 調 整 進 展
月数
期末棚卸資産
月平均売上高
2.20
2.52
2.14
(億円)
922
1,045
907
291
79
111
441
296
52
160
537
268
48
125
466
仕掛/材料
他 製品
AV・IT
楽 器
00/9
01/9
02/9

下期の事業環境

■楽器
・日本市場は引き続き低迷
・アメリカ年末景気に不透明感
・消費市場としての中国のプレゼンス拡大

■AV・IT
・ホームシアター市場の競争激化
・CDR/RW市場の構造変化

■リビング
・住宅着工件数減少継続

■半導体
・携帯電話での和音（複音）機能搭載が内外で標準化の動き

■電子金属
・急速に回復した電子金属材料市場は年末に向け調整局面

■レクリエーション
・リゾート市場は一層の低価格化

通期 業績予想

（億円）

	02/3実績			03/3予想			増減率
	上	下	計	上	下	計	
売上高	2,487	2,557	5,044	2,537	2,763	5,300	+5.1%
営業利益	77	33	110 (2.1%)	131	114	245 (4.6%)	+122.7%
経常利益	75	1	76 (1.5%)	142	108	250 (4.7%)	+228.9%
当期利益	72	▲175	▲103 (▲2.0%)	100	85	185 (3.5%)	-
EPS(円)	-	-	▲49.7	-	-	89.7	-
ROE(%)	-	-	▲5.2	-	-	8.9	-
1株あたり配当(円)	4	4	8	5	5	10	-

為替レート

		<02/3実績>			<03/3予想>			影響額
		上	下	計	上	下	計	
売上高	US$	122円	128	125円	123円	120円	121円	▲28 億円
	EUR	108	113	110	117	115	116	+26
	他	−						+ 8
	計							+ 6 億円
利　益	US$	122	127	124	122	120	121	+ 1 億円
	EUR	106	108	107	115	115	115	+37
	他	−						+ 4
	計							+42億円

通期 事業別売上高予想



(億円)
5,044
5,300 (+5.1%)
5,294 (+5.0%)
レク 他
400
419 (+4.8)
419
電子機器・金属
366
527 (+44.0)
527
リビング
457
466 (+2.0)
466
AV・IT
952
913 (▲4.1)
911 (▲4.3)
楽　器
2,869
2,975 (+3.7)
2,971 (+3.6)
02/3
03/3 (予想)
03/3 [為替影響調整後]
( )内は前期比



通期 営業利益増減分析
(億円)
製造損益改善
▲30
+91
年金
売上増
為替益
+32
+42
245
110
02/3営業利益
03/3営業利益

通期 事業別営業利益予想

(億円)

	02/3 実績	03/3 予想	+/▲	為替影響	実質 +/▲
楽器	47	98	+51	+25	+26
AV・IT	30	35	+ 5	+17	▲12
リビング	10	9	▲1		▲1
電子機器・金属	44	107	+63		+63
レクリエーション	▲17	▲ 8	+ 9		+ 9
その他	▲ 4	4	+ 8		+ 8
計	110	245	+135	+42	+93


棚卸資産
月数
期末棚卸資産
月平均売上高
1.76
2.26
2.01
1.81
(億円)
774
977
843
800
273
41
91
369
338
65
129
445
279
37
86
441
297
48
69
386
仕掛/材料
他製品
AV･IT
楽器
00/3
01/3
02/3
03/3
(予想)


フリーキャッシュフロー
(億円)
234
186
55
01/3
00/3
02/3
03/3
(予想)
▲145



実質有利子負債
(億円)
従業員預金
有利子負債
転換社債
長短借入金
-現預金
627
83
243
301
(544)
704
243
461
551
243
308
529
243
286
00/3
01/3
02/3
03/3
(予想)
※上記の他に
リゾート
預託金残高
411
403
381
369

下期の重点施策(1)

■中核事業群での収益力強化と成長への布石

◆楽器

・成長の見込める中国市場での基盤構築

・成人市場の開拓による国内ビジネス活性化

・音楽制作市場開拓

・着メロ配信事業の海外展開への布石づくり

◆AV/IT

・「ホームシアターNo1戦略」の更なる推進と収益力強化

・IT事業反転に向けての条件整備

・中国工場のスムーズな生産立ち上げ

◆半導体

・携帯電話用音源チップビジネスの拡大

下期の重点施策(2)

■生活余暇関連群での収益性改善

■技術の強みを活かし、部品素材事業群での安定成長確保と収益力強化

・Mg成形部品事業の成長と収益力強化
・インバー材歩留り向上

■コンプライアンスマネジメントの確立

■環境への配慮

中国市場政策

■ 持株会社「雅馬哈楽器音響有限公司」の設立によって、マーケティングの一元化を目指す。



雅馬哈楽器音響(中国)有限公司
2003年4月営業開始
◆ 販売拠点
● 生産拠点
北京
天津
上海
蕭山
広州
中国楽器市場推移
(億円)
530
600
660
1000
ヤマハシェア
11%
11%
12%
20%
2000
2001
2002
2005

国内成人市場の活性化

縮小する子供市場に対する大人市場の開拓

■成人向け音楽教室基盤の拡大

－ 3ヶ年計画として －

・成人専用センター

現在 52 → 100会場

・成人生徒倍増計画

・ポピュラーミュージックスクール
・大人のピアノ、大人のエレクトーン
・大人の音楽入門講座



成人生徒数
9.6万人
倍増
17万人
02/9
3年後

■成人の音楽活動支援のための新しい場の提供を検討

■成人をターゲットに絞った楽器の開発



音楽制作市場の開拓
売上高(億円)
シンセサイザー
PA
243
262
274
315
00/3
01/3
02/3
03/3
(予想)
■新製品の投入
<デジタルミキサー等>
AW4416
AW2816
AW16G
PM1D
DM2000
O2R96
2000年
2001年
2002年
<シンセサイザー>
Motif
S-90
■欧米現地法人での体制作り
アメリカ ・・・ Commercial Audio System Division スタート、
従来の倍の人員体制(02年4月)
欧州 ・・・ 新組織体制準備中

着メロ事業の積極的展開

■重点施策

国内・・・コンテンツの個性化と差別化推進
例）オルゴールSite、おとほんSite

海外・・・通信事業者との契約拡大

■海外事業展開動向

◎ 既展開国と通信業者

中国	・・・	e-Dongcity
台湾	・・・	TCC, KGT, TAT, CHT
香港	・・・	Hutchison
スペイン	・・・	Telefonica
ドイツ	・・・	E−Plus
オランダ	・・・	KPN
ベルギー	・・・	BASE

▨ 予定展開国

シンガポール、フランス、イタリア、イギリス、USA



着メロ会員数
（万人）
国内
海外
90
160
5
290
10
325
10
340
10
370
20
00/9末
01/3末
01/9末
02/3末
02/9末
03/3末
（予想）

「ホームシアターNo.1戦略」推進

・需要の変化に対応するため新流通網開拓（ビジュアル流通、ハイパー/スーパー）で裾野市場を拡大

・中・高級（700ドル以上）AVレシーバー/アンプのトップシェア一奪還
　米国で 31% → 35% 目標

・ビジュアル商品の軌道乗せ
　プロジェクターブランド確立のため展示拠点を倍増の800店へ

・中国販売網の拡大
　雅馬哈電子（蘇州）有限公司生産開始（2003年3月）
　華東地域の販売網構築



売上高
（億円）
233
上期
375
下期
302
405
331
436
01/3期
02/3期
03/3期（予想）

ＩＴ事業反転への条件整備

■CDR

・差別化商品の提供

・DVD+RW商品（PC向け）の開発

■ルーター

・SOHO、中小規模ネットワークへのソリューション提案営業の強化



売上高
（億円）
192
202
上期
下期
113
132
54
92
01/3期
02/3期
03/3期（予想）

携帯音源チップを中心とする半導体事業の拡大

■重点施策

・携帯音源チップビジネスの拡大

国内シェア維持確保

中国韓国市場での更なる拡大と欧米市場への進出

製品供給力の向上



（億円）
売上高
139
129
上期
下期
128
117
168
185
01/3期
02/3期
03/3期
（予想）

世界の携帯電話端末市場動向

- 年間4億台弱で再度成長基調に乗り始める
- キャリアの新たなサービス提供と端末の高機能化による買い替え促進
- 中国市場が著しく伸長



(億台)
5
4
3
2
1
98
99
00
01
02
03
(予想)

Source:「日経マーケット・アクセス, http://ma.nikkeibp.co.jp/, 2002年8月」

携帯保有(販売)台数と音源チップビジネスの状況

	携帯保有台数	年間販売台数	携帯音源チップ市場動向
日本	7000万台	4000万台	・携帯電話は飽和状態 ・殆どの携帯電話は32和音以上が搭載
韓国	3000万台	1500万台	・携帯電話は飽和状態 ・殆どの携帯電話は音源チップ搭載
中国	2億台	1億台	・ローカルメーカーが急進 ・単音から和音への動き
欧米	5億台	2億台	・携帯電話は高機能化による買い替え進行 ・和音化の動き始まる

当社音源チップ事業の強み

■日本市場に於けるSMAFソリューション提案への評価

・音源、配信フォーマット(SMAF)、オーサリングツール、コンテンツのパッケージ化が主要キャリアやメーカー採用に結びつく

■FM音源が高評価

・FM音源の持つ高音域特性の良さや高い音色制御の自由度が品質的に高評価を得ている

■日本での成功事例が韓国で評価

・現地端末メーカーが輸出モデルに採用したことで世界躍進への可能性高める

■台湾、中国での他社に先行したプロモーション

■欧州、米国での提案

電子金属事業

■重点施策

・歩留り改善によるインバー材事業損益黒字化

・リードフレーム材の安定的供給



売上高
営業利益
(億円)
172
119
92
66
80
53
下期
上期
02/3
03/3
(予想)
3
▲6
▲3
▲9
▲11
▲20
02/3
03/3
(予想)

リビング事業

■重点施策

・設計、施工、物流一体のコストダウンによる損益分岐点下げ

・アライアンスのスムーズな離陸

売上高

※・住宅着工数(4~8月)前年比 ▲1.6%
・内、持家+戸建分譲 ▲4.0%

	02/3	03/3（予想）
下期	219	230
上期	238	236
合計	457	466

営業利益

(億円)

	02/3	03/3（予想）
下期	0	4
上期	10	5
合計	10	9

リビング事業でのアライアンス

(株)エアー・ウォーター・リビングとの業務提携

■狙い

ー両社の得意分野を相互に利用する補完関係をベースに、浴室機器事業の一層の強化とリフォーム需要への対応力UPを図る

■提携の概要

ー浴室機器の製造、販売、物流、施工に関する包括的業務提携
(3年以内に商品統合、開発、生産体制の再編などを実施)

・戸建向け中・高級システムバス、マンションリフォーム用商品の統合
・生産の分担と拠点の集約化による生産効率UP
・デポの共同運営による物流コストの効率化
・当社のショールーム機能、提携先の施工力の相互利用による営業力のUP

■効果

ー2社合わせて10億円のコストダウン(2006/3期)

レクリエーション事業

■重点施策

・運営子会社収益力強化とキャッシュフロー改善

・年間集客数の確保

売上高

	02/3	03/3（予想）
下期	108	113
上期	108	103
合計	216	216

営業利益　（億円）

	02/3	03/3（予想）
下期	▲8	▲8
上期	▲9	0
合計	▲17	▲8



その他事業
■重点施策
・携帯用Mg部品の増産対応強化と確実な利益貢献
・自動車用内装部品の製造コストダウンと新規顧客の拡大
売上高
184
203
88
100
96
103
02/3
03/3
（予想）
下期
上期
営業利益
（億円）
4
5
▲4
▲1
▲1
▲3
02/3
03/3
（予想）

コンプライアンス・マネジメント

ヤマハの行動規範としての「ステークホルダーへの約束」を実践するため、企業倫理、法令の遵守への積極的な取り組みを具体化するコンプライアンス・マネジメントシステムの策定



■コンプライアンス基準の整備
- 枠組みを示す「グループ・マネジメント・ポリシー」の制定
- 「グループマネジメント規程」等規程の再整備
- 行動指針「グループ・コンプライアンス・ガイド」

■コンプライアンス推進のための組織体制整備
- 全社委員会「コンプライアンス委員会」
- コンプライアンス専任者の設置
- ホットラインの導入

環境への配慮

(1) ISO14001取得推進

■目的: ・ヤマハグループの環境取り組みの推進
・グループ共通の環境マネジメントシステムの導入

■取得計画: ヤマハ本体 取得完了 : 2001年3月
ヤマハ国内外関連会社: 2003年3月 取得完了予定
※現状 対象28関連会社 23社 取得済
5社 取得推進中

(2) グリーン調達の推進

■目的: 環境配慮製品を提供するために、取引先各社と協力して調達する部品・原材料中の有害化学物質などの環境負荷を低減する

■グリーン調達基準: 重金属などの31化学物質群の含有を制限

■2002年6月: 取引先200社に対し説明会を実施しグリーン調達への協力要請

付属資料



中間期 地域別売上高
(億円)
2487
2537 (+2.0%)
2500 (+0.5%)
その他
235
213 (▲9.4%)
205 (▲12.8 %)
欧 州
339
356 (+5.0)
329 (▲2.9)
北 米
430
446 (+3.7)
444 (+3.3)
日 本
1,483
1,522 (+2.7)
1,522
01/9
02/9
02/9
為替影響調整後
( )内は前年同期比

中間期 地域別営業利益

(億円)

	01/9 実績	02/9 実績	+/▲	為替影響	実質 +/▲
日本	71	113	+42	+27	+15
北米	13	21	+ 8	0	+ 8
欧州	▲3	10	+13	+ 1	+12
その他地域	19	14	▲5		▲5
消去	▲23	▲27	▲4		▲4
計	77	131	+54	+28	+26

中間期 営業外収支

(億円)

	01/9 実績	02/9 実績	前年同期比
持分法投資利益	23	35	+12
金融収支	▲10	▲ 7	+ 3
その他営業外収支	▲15	▲17	▲ 2
計	▲ 2	+11	+13

中間期 特別損益

（億円）

	01/9 実績	02/9 実績	前年同期比
固定資産処分損益	▲4	▲5	▲1
投資有価証券損益	12	▲16	▲28
その他	▲1	1	+2
計	+7	▲20	▲27



通期 地域別売上高予想
(億円)
5044
5300 (+5.1%)
5294 (+5.0%)
他
475
479 (+0.8)
478 (+0.6)
欧州
734
828 (+12.8)
795 (+8.3)
北米
935
961 (+2.8)
989 (+5.8)
日本
2,900
3,032 (+4.6)
3,032
02/3
03/3 (予想)
03/3 [為替影響調整後]
( )内は前期比

通期 地域別営業利益予想

(億円)

	02/3 実 績	03/3 予想	+/▲	為替影響	実質 +/▲
日本	32	136	+104	+41	+63
北米	34	48	+14	0	+14
欧州	6	24	+18	+ 1	+17
その他地域	37	37	0		0
消去	1		▲1		▲1
計	110	245	+135	+42	+93



期末従業員数
(人)
21,599
22,277
23,020
(内、新規連結 1,027)
23,560
(内、新規連結 145)
9,034
9,952
11,174
11,620
海 外
12,565
12,325
11,846
11,940
日 本
00/3
01/3
02/3
03/3
(予想)

設備投資･減価償却費

(億円)

	00/3	01/3	02/3	03/3 (予想)
設備投資	185	148	166	180
減価償却費	(286)	(173)	(187)	(187)



研究開発費
(億円)
225
212
225
230
69
50
59
62
電子機器 他
50
50
51
53
AV･IT
106
112
115
115
楽 器
00/3
01/3
02/3
03/3
(予想)

予想貸借対照表

（億円）

	01/9末	02/3末	02/9末	03/3末
現預金	382	411	403	400
売上債権	796	718	814	757
棚卸資産	1,045	843	907	800
他流動資産	157	139	153	152
固定資産	2,828	2,986	2,961	2,994
資産計	5,208	5,097	5,238	5,103
仕入債務	421	369	425	370
借入金	954	718	855	686
転換社債	243	243	243	243
他負債	1,639	1,747	1,655	1,670
資本計	1,951	2,020	2,060	2,134
負債・資本計	5,208	5,097	5,238	5,103

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。
従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。


YAMAHA
感動を・ともに・創る

02年9月中間期業績資料

ヤマハ株式会社

	当中間期予想 (02/05/17発表) 02年9月期	当中間期実績 02年9月期	前年同期実績 01年9月期	当期予想 (02/05/17発表) 03年3月期	当期予想 (今回発表) 03年3月期	前期実績 02年3月期
売上高	2,500億円	2,537億円	2,487億円	5,300億円	5,300億円	5,044億円
国内売上高	1,405億円 (56.2%)	1,522億円 (60.0%)	1,483億円 (59.6%)	2,950億円 (55.7%)	3,032億円 (57.2%)	2,900億円 (57.5%)
海外売上高	1,095億円 (43.8%)	1,015億円 (40.0%)	1,004億円 (40.4%)	2,350億円 (44.3%)	2,268億円 (42.8%)	2,144億円 (42.5%)
営業利益	90億円 (3.6%)	131億円 (5.2%)	77億円 (3.1%)	210億円 (4.0%)	245億円 (4.6%)	110億円 (2.1%)
経常利益	80億円 (3.2%)	142億円 (5.6%)	75億円 (3.0%)	185億円 (3.5%)	250億円 (4.7%)	76億円 (1.5%)
当期利益	65億円 (2.6%)	100億円 (4.0%)	72億円 (2.9%)	140億円 (2.6%)	185億円 (3.5%)	▲103億円 ▲2.0%)
為替レート	130円/US$ 115円/EUR	122円/US$ 115円/EUR	122円/US$ 106円/EUR	130円/US$ 115円/EUR	121円/US$ 115円/EUR	124円/US$ 107円/EUR
ROE	3.2%	4.9%	3.7%	6.7%	8.9%	▲5.2%
ROA	1.3%	1.9%	1.4%	2.7%	3.6%	▲2.0%
1株当り利益	31.5円	48.9円	35.0円	67.8円	89.7円	▲49.7円
設備投資	95億円	85億円	82億円	190億円	180億円	166億円
(減価償却費)	95億円	91億円	95億円	185億円	187億円	187億円
研究開発費	115億円	114億円	109億円	240億円	230億円	225億円
実質有利子負債(*1)	670億円	695億円	815億円	530億円	529億円	551億円
(フリーキャッシュフロー)						
営業活動	▲10億円	▲3億円	▲2億円	225億円	260億円	290億円
投資活動	▲90億円	▲114億円	▲84億円	▲175億円	▲205億円	▲104億円
フリーキャッシュフロー	▲100億円	▲117億円	▲86億円	50億円	55億円	186億円
期末在庫高	910億円	907億円	1,045億円	816億円	800億円	843億円
(要員数)						
国内	11,850人	12,089人	12,097人	11,700人	11,940人	11,846人
海外	12,150人	12,176人	12,252人	11,500人	11,620人	11,174人
合計(*2)	24,000人	24,265人	24,349人	23,200人	23,560人	23,020人
(内、新規連結)	(250人)	(146人)	(990人)	(250人)	(145人)	(1,027人)
(事業別売上高)						
楽器	1,450億円 (58.0%)	1,462億円 (57.6%)	1,446億円 (58.1%)	3,020億円 (57.0%)	2,975億円 (56.1%)	2,869億円 (56.9%)
AV・IT	390億円 (15.6%)	385億円 (15.2%)	415億円 (16.7%)	960億円 (18.1%)	913億円 (17.2%)	952億円 (18.9%)
リビング	245億円 (9.8%)	236億円 (9.3%)	238億円 (9.6%)	470億円 (8.9%)	466億円 (8.8%)	457億円 (9.1%)
電子機器・金属	225億円 (9.0%)	249億円 (9.8%)	184億円 (7.4%)	440億円 (8.3%)	527億円 (9.9%)	366億円 (7.3%)
レクリエーション	110億円 (4.4%)	103億円 (4.1%)	108億円 (4.3%)	220億円 (4.1%)	216億円 (4.1%)	216億円 (4.3%)
その他	80億円 (3.2%)	103億円 (4.1%)	96億円 (3.9%)	190億円 (3.6%)	203億円 (3.8%)	184億円 (3.6%)
(事業別営業利益)						
楽器	43億円	60億円	38億円	104億円	98億円	47億円
AV・IT	7億円	10億円	12億円	35億円	35億円	30億円
リビング	10億円	5億円	10億円	16億円	9億円	10億円
電子機器・金属	37億円	59億円	26億円	62億円	107億円	44億円
レクリエーション	▲6億円	▲8億円	▲8億円	▲6億円	▲8億円	▲17億円
その他	▲1億円	5億円	▲1億円	▲1億円	4億円	▲4億円

(単独の状況)						
売上高	1,650億円	1,720億円	1,729億円	3,200億円	3,300億円	3,167億円
営業利益	40億円 (2.4%)	105億円 (6.2%)	76億円 (4.4%)	50億円 (1.6%)	110億円 (3.3%)	56億円 (1.8%)
経常利益	45億円 (2.7%)	109億円 (6.4%)	86億円 (5.0%)	55億円 (1.7%)	115億円 (3.5%)	65億円 (2.2%)
当期利益	40億円 (2.4%)	76億円 (4.5%)	86億円 (5.0%)	40億円 (1.3%)	80億円 (2.4%)	▲253億円 ▲8.0%)

＊1　実質有利子負債＝長短借入金＋転換社債－現預金

＊2　要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

Exhibit 24


YAMAHA
CREATING 'KANDO' TOGETHER

03 APR 22 AM 7:21

NEWS RELEASES

FANUC and Yamaha Finetech Enter Collaboration Agreement in Finishing Process Robot Business

FANUC L
Yamaha Fine Technologies Co., L

Tokyo, December 10, 2002 -- FANUC Ltd. (Head Office: Minamitsuru-gun, Yamanashi Prefecture; Chairman: Ryoichiro Nozawa), Japan's top manufacturer of factory automation systems and industrial robots, and Yamaha Fine Technologies Co., Ltd. ("Yamaha Finetech"; Head Office: Hamamatsu City, Shizuoka Prefecture), a specialized designer and manufacturer of FA facilities and magnesium components and a wholly owned subsidiary of Yamaha Corp., today completed a business collaboration agreement in the field of finishing process robots.

Outline of Collaboration:

FANUC and Yamaha Finetech agreed to the business collaboration in order to introduce even more competitive finishing process robot products into the marketplace. They will accomplish this by conducting joint research while taking advantage of each company's strengths in the field of finishing process robots, th demand for which is expected to grow in the future.

Following are the main details of the collaboration:

1)The two companies will cooperate in the promotion of technological developm in the field of finishing process robots.
2)FANUC will be responsible for production of machine parts and control equipment for jointly developed finishing process models, and will supply thes components to Yamaha Finetech. Yamaha Finetech will sell these products.
3)Yamaha Finetech will receive supply of control equipment, servomotors, etc., from FANUC, and will adopt these items as structural components in dedicatec finishing process robots developed by Yamaha Finetech.

The collaboration will be effective as of today's date, and Yamaha Finetech will begin accepting orders for three system product models centered around the joint developed robots on December 11th, 2002. The two companies expect to see ann sales of approximately 2 billion yen in the finishing process field as a result of th business collaboration.

Background and Goals of Collaboration:

Finishing process robots are industrial robots that carry out specialized grinding a polishing operations, such as de-burring of metal and die casts, polishing of curv surfaces, and removal of paint or rust. Since the era when Yamaha Finetech was still a division of Yamaha Corp., the company has been accumulating know-how through the active implementation of process robots, for example in surface finishing of pianos and brass instruments. Yamaha Finetech now conducts built-t order sales of integrated finishing systems that include both pre- and post-processes, and has an extensive track record of installations.

In recent years, the Japanese manufacturing industry has experienced a hollowing out due to the increasing average age of experienced technicians and the shifting manufacturing divisions into foreign countries. This has resulted in a marked lack of manpower in de-burring, polishing, and related operations, as well as a noticeable decrease in processing quality, which in turn has lead to an increase in potential requirements for robots in the finishing process field and other areas of factory automation (FA).

FANUC is the world's largest comprehensive manufacturer of FA equipment. In addition to offering CNC (computer numerical control) products that have receiv high international acclaim, the company develops and markets models for a wide range of applications in the robotics field, including spot welding, assembly, and transport, and boasts the world's greatest shipment record in the FA industry.

Given this backdrop, Yamaha Finetech, which has many years of experience in tl finishing process field, and FANUC, which possesses superior robotics technologies that have been widely accepted as a global standard and which exce in production technologies as well, have been working together to promote development of a specialized finishing process model based on FANUC's intelligent robot products. Now, concurrent with the completion of the first produ based on this model, the two companies have agreed to enter a new and advancec phase of business collaboration in the context of joint development.

Yamaha Finetech will act as the sole distributor for the specialized finishing process model jointly developed by the two companies, which will be sold under the name *Finishing Model customized by YAMAHA.*

In keeping with the details of the collaboration agreement, Yamaha Finetech and FANUC will continue to jointly promote technological development in the finishing process field, and at the same time will endeavor to increase the presen of both companies and to develop new business in this area.

Company Profiles:

***FANUC Ltd.**

Head Office	: 3580, Shibokusa Aza-Komanba, Oshino-mura, Minamitsuru gun, Yamanashi Prefecture
Chairman	: Ryoichiro Nozawa
Paid-in Capital	: 69,014 million yen
Employees	: 1,986
Scope of Business	: Development, manufacturing, sales, and maintenance servic for CNC systems (Computer Numerical Control and servomotors), laser systems (laser oscillators and CNC), robots (including robot systems), and robomachines (plastic injection molding machines, AI wire-cut electric discharge machines, CNC drill ultra-high precision nano machines, an related systems)
Sales	: 152,300 million yen (in fiscal 2002,ended March 31)

***Yamaha Fine Technologies Co., Ltd. (Yamaha Finetech)**

Head Office	: 283 Aoyo-cho, Hamamatsu City, Shizuoka Prefecture
President	: Shinsuke Sakurai
Paid-in Capital	: 300 million yen (wholly owned by Yamaha Corp.)
Employees	: 280
Scope of Business	: Manufacturing and sales of FA equipment, magnesium parts plastic parts, dies, and related products
Sales	: 7,600 million yen (in fiscal 2002, ended March 31)

For further information, please contact:

YAMAHA CORPORATION
Public Relations Division
Corporate Communications Group

TEL. +81-3-5488-6601
FAX. +81-3-5488-5060

Visit Yamaha's website at http://www.global.yamaha.com/index.html

Exhibit 24

２００２年１２月１０日

各　位

上場会社名　ヤマハ株式会社
代表者名　代表取締役社長　伊藤修二
本社所在地　静岡県浜松市中沢町１０番１号
コード番号　７９５１
上場取引所　東証　大証　名証　一部
問い合わせ先　広報部（TEL　03-5488-6601）

子会社の業務提携についてのお知らせ

本日、当社の子会社ヤマハファインテック株式会社（本店：浜松市青屋町２８３　代表取締役社長　櫻井信介）がファナック株式会社（本店：山梨県南都留郡忍野村忍草字古馬場３５８０　代表取締役会長　野澤量一郎）と仕上げ加工用ロボット分野での業務提携に合意しましたのでお知らせいたします。

業務提携の内容及び両社の概要は添付別紙の通りです。

以上

2002年12月10日

ファナック株式会社とヤマハファインテック株式会社が
仕上げ加工用ロボット分野で業務提携

ファナック株式会社
ヤマハファインテック株式会社

ファクトリーオートメーションと産業用ロボットのトップメーカーであるファナック株式会社（本社：山梨県南都留郡、代表取締役会長：野澤量一郎）と、ヤマハ株式会社の全額出資によるＦＡ用設備、金型、マグネシウム部品等の専業メーカーであるヤマハファインテック株式会社（本社：静岡県浜松市、代表取締役社長：櫻井信介）は、本日、仕上げ加工用ロボット分野における業務提携契約を締結いたしました。

〈提携の概要〉

両社は、今後需要の拡大が予想される仕上げ加工ロボット分野において、相互の長所を活かしながら共同開発を行っていくことで、いっそう競争力のある製品を市場に送りだしていくため、業務提携に合意しました。

提携の主な内容は以下の点です。

1）仕上げ加工分野における技術開発の共同推進。
2）共同開発した仕上げ加工専用モデルの機構部及び制御装置について、ファナックが製造を担当し、ヤマハファインテックへ供給、ヤマハファインテックはそれを販売。
3）ヤマハファインテックは、制御装置およびサーボモータなどについてファナックから供給を受け、自社開発の仕上げ加工専用ロボットの機構部に採用。

提携は即日発効し、ヤマハファインテックは共同開発したロボットを中枢とするシステム製品３モデルを１２月１１日（水）から受注開始いたします。両社では、今回の提携による仕上げ加工用分野製品の年間販売額をおよそ20億円と見込んでいます。

〈提携の背景と目的〉

仕上げ加工用ロボットとは、鋳物やダイキャストのバリ取り加工、曲面の研磨、塗料やサビの汚れ落としといった研削・研磨の加工を専門に行う産業用ロボットです。ヤマハファインテックは前身のヤマハ株式会社の一部門である時代から、金管楽器やピアノの表面仕上げ等の加工にロボットを積極的に導入することでノウハウを蓄積し、現在では前後の工程も含む総合的な「仕上げシステム」として受注販売し、多くの納入実績を持っています。

一方近年、国内の製造業では、熟練技能者の高齢化や製造部門の海外進出による空洞化が進み、こうしたバリ取りや研磨等の人手不足や加工品質の低下が顕著になっており、仕上げ加工分野でのロボットをはじめとしたＦＡ化に対する潜在的なニーズが高まってきています。

ファナックは世界最大のＦＡ総合メーカーであり、国際的に評価の高いＣＮＣ（コンピュータ数値制御）と共に、ロボット分野においてもスポット溶接、組み立て、搬送など様々な用途のモデルを開発・販売しており、世界で最も多くの出荷実績を誇っています。

こうした背景を受けて、仕上げ加工分野で長年の実績をもつヤマハファインテックと、グローバルスタンダードとして評価されている優れたロボット技術を有し、量産技術に秀でているファナックは、ファナック製知能ロボットをベースにした仕上げ加工専用モデルについて、共同で開発を進めてきました。そして今回、その第一号製品の完成に伴って、共同開発を一歩進めた業務提携とすることに合意したものです。

なお、今回両社が共同開発した仕上げ加工専用モデルは「Finishing Model customized by YAMAHA」として、ヤマハファインテックが独占的に販売します。

また両社は、提携内容の通り今後も仕上げ加工分野における技術開発を共同で推進すると共に、同分野での両社の存在感の向上や事業発展を図っていく所存です。

〈両 社 の 概 要〉

■ファナック株式会社

本社所在地：　山梨県南都留郡忍野村忍草字古馬場3580番地

代 表 者 名：　代表取締役会長　野澤　量一郎（のざわ　りょういちろう）

資　本　金：　690億1400万円

従 業 員 数：　1986名

事 業 内 容：　ＣＮＣシステム（Computer Numerical Controlおよびサーボモータ）、レーザーシステム（レーザー発振器及びＣＮＣ)、ロボット（ロボットシステムを含む）及びロボマシン（プラスチック射出成形機、ワイヤカット放電加工機、ＣＮＣドリル超精密ナノ加工機及びそれらのシステム）の開発・製造・販売・保守サービス

売　上　高：　1523億円（'02年３月期）

■ヤマハファインテック株式会社

本社所在地：　静岡県浜松市青屋町283

代 表 者 名：　代表取締役社長　櫻井　信介（さくらい　しんすけ）

資　本　金：　３億円（ヤマハ株式会社　100％出資）

従 業 員 数：　280名

事 業 内 容：　ＦＡ設備、マグネシウム部品、プラスチック部品、金型等の製造販売

売　上　高：　76億円（'02年３月期）

この件に関するお問い合わせ先

■ファナック株式会社

庶務部　広報室担当者　古橋

〒401-0597　山梨県南都留郡忍野村忍草字古馬場３５８０番地

ＴＥＬ．０５５５-８４-５５５５　ＦＡＸ．０５５５-８４-５５１２

■ヤマハファインテック株式会社

FA営業部　FA国内営業課　担当：鈴木、榎吉

〒435-8568　静岡県浜松市青屋町２８３番地

ＴＥＬ．０５３-４６７-３６０１　ＦＡＸ．０５３-４６７-３６１３

■ヤマハ株式会社

広報部　コーポレート・コミュニケーショングループ　担当：二橋

〒108-8568　東京都港区高輪２-１７-１１

ＴＥＬ．０３-５４８８-６６０１　ＦＡＸ．０３-５４８８-５０６０

Exhibit 25

03 APR 20 AM 7:21

平成１５年２月５日

各　位

会 社 名　　ヤ　マ　ハ　株式会社
代表者名　　取締役社長　伊藤修二
（コード番号 ７９５１ 東・大・名証第１部）

パーソナルコンピュータ用 CD-R/RW 事業からの撤退について

当社は本日開催の取締役会において、本年３月末をもってパーソナルコンピュータ（ＰＣ）用 CD-R/RW ドライブの販売活動を終了し、当事業から撤退する事を決定しました。

当社は１９９４年４月より、コンシューマ市場向けに事業進出し、記録スピードの高速化では常々業界をリードし、性能、品質共に高評価を得て参りました。

しかしながら昨年春以降、高速記録機の低価格化が急激に進み、当社のターゲットとする中高級価格帯市場が急速に縮小すると共に、ＤＶＤ対応機の登場やＰＣへの CD-R/RW ドライブの標準搭載が急速に進みました。この様な環境の中、当社では高音質記録技術やディスクへの直接印字技術の搭載などで、競争力の維持に努めて参りましたが、今後の事業の存立は困難であり、これ以上経営資源を投下し続けることは出来ないと判断し、これまで蓄積した技術をホームシアター等の既存ビジネスの強化および新たな成長ビジネスの開発にシフトするため、ＰＣ用 CD-R/RW 事業からの撤退を決定したものです。

なお、お買い上げ頂きましたユーザー並びに取引先の皆様へのアフターサービスは、これまでと同様に万全なる対応をして参ります。

◇

１．決定内容
　パーソナルコンピュータ用 CD-R/RW 事業からの撤退
２．撤退時期
　2003 年 3 月末
３．現状の売上規模
　約 72 億円（2003 年 3 月期見込み）
４．業績に与える影響
　＜損益面＞　撤退費用として約 10 億円の見込み
５．要員に与える影響
　（国内）強化成長事業分野へのシフト
　（海外）海外法人は若干名の要員調整を予定
６．今後の AV・IT 事業展開について
　需要が拡大しているホームシアターを中心に展開する中で、市場の競争環境に対応すべく、ホームシアターサウンド機器のさらなる強化に加え、映像機器の事業伸長を推進して参ります。
　また、さらなる成長のため AV・IT ビジネスで蓄積した技術を発展融合させ、デジタル化の促進ならびにブロードバンド対応等のネットワーク化を行うことにより、新規事業領域を開拓して参ります。
　成長に向けての市場展開としては、中心の日米欧市場に加え、今春稼動開始予定の中国国内生産拠点を核として中国内ビジネスを本格的に立ち上げ、独自の高付加価値な商品展開ならびにマーケティング展開を行って参ります。

この件に関するお問い合わせ
ヤマハ株式会社　広報部コーポレート・コミュニケーショングループ
〒108-8568　東京都港区高輪２－１７－１１
TEL　03-5488-6601　FAX　03-5488-5060

Exhibit 25


YAMAHA
CREATING 'KANDO' TOGETHER

NEWS RELEASES

Yamaha to Withdraw From CD-R/RW Business

Tokyo, February 5, 2003 – Yamaha Corp. decided at a board meeting to cease sales of C R/RWs for personal computers and to withdraw completely from the business by the enc March 2003. Since Yamaha entered the CD-R/RW market in April 1994 its products hav consistently led the industry in drive speeds and won recognition for their high performance and quality.

However, amidst high competition and rapidly falling sales prices, the middle and high-e products market, which Yamaha had been targeting, has shrunk dramatically. Additional the market has seen DVD-compatible devices and personal computers with installed CD R/RW drives become the norm.

In light of this situation the Company had been working to leverage high sound quality technology and installation of direct print-in drive technology to maintain competitivene Yet under the current market conditions the Company deemed that it would be impruden to continue operations and to make further investments.

Yamaha has therefore decided to cease sales of CD-R/RWs, to strengthen existing businesses such as home theaters, and to develop new businesses using technology the Company has acquired over the years. Yamaha will maintain its after-sales support services for users and clients who have already purchased its CD-R/RW products.

1. **Nature of the Decision**
   Withdrawal from PC CD-R/RW operation
2. **Time of Withdrawal**
   The end of March 2003
3. **Current Sales**
   Approximately 7.2 billion yen (forecast for the end of March 2003)
4. **Affected Amount**
   (Losses) 1 billion yen resulting from withdrawal
5. **Influence on employment**
   (Japan) Shifting into fast growing new business areas.
   (Overseas) Minimal adjustments will be made to the number of employees.
6. **Upcoming AV/IT operation deployment**
   The Company will expand its visual products business by promoting popular home theater products, the market for which has grown in recent years. Increased focus on digitization and networking including broadband compatibility by using technology accumulated from AV and IT business.
   The Company will target Japan, US and Europe, followed by China, where Yamaha will begin full-scale operations from March. The Company will continue to deploy ai market its original high added-value products.

For more information, please contact:

YAMAHA CORPORATION
Corporate Communications Group,
Public Relations Division
2-17-11 Takanawa, Minato-ku,
Tokyo 108-8568
TEL +81-3-5488-6601
FAX +81-3-5488-5060

Visit Yamaha's website at http://www.global.yamaha.com/index.html

BACK TO TOP OF PAGE

NEWS | ABOUT YAMAHA | PRODUCTS | SUPPORT | GLOBAL DIRECTORY | SITE MAP | CONTACT

Exhibit 26


YAMAHA
CREATING 'KANDO' TOGETHER

NEWS RELEASES

Yamaha to Establish Musical Instrument Manufacturing Subsidiary in China

Tokyo, Japan – Feb. 28, 2003 Yamaha has made the decision to establish a piano and guitar manufacturing subsidiary in Hangzhou, China. The new subsidiary will manufactu and supply products to the growing Chinese market and serve to bolster global price competitiveness.

Yamaha currently operates three musical instruments manufacturing subsidiaries in Chin A site in Tianjin produces electric keyboards, one in Guangzhou manufactures pianos, ai a subsidiary in Xiaoshan handles pianos, piano parts and wind instruments. Another subsidiary in Suzhou is set to begin manufacturing home theater components this spring.

In line with the Chinese government's recommended policies, Yamaha also established Yamaha Music & Electronics (China) Co., Ltd. in May of last year as an investment holding company. The company helps promote smooth domestic operations in China anc also consolidates sales and marketing activities.

By adding the new manufacturing subsidiary announced today Yamaha is continuing to promote its ongoing strategy to develop the Chinese market.

Reasons for establishment

(1) To facilitate the supply of products to the Chinese market
(2) To bolster Yamaha's global price competitiveness

Outline of new company

Name	:	Hangzhou Yamaha Musical Instruments Co., Ltd.
Location	:	Xiaoshan Economic & Technical Development Zone Hangzhou, China
Products	:	Upright pianos and acoustic guitars
Production (after five years)	:	20,000 pianos and 200,000 guitars per year
Capital	:	USD 14 million (100% invested by Yamaha Music & Electronics (China) Co., Ltd.)
Projected establishment	:	April 2003
Projected start of operations	:	April 2004

Employees	: Approximately 240 at start of operations; 900 after fi years (projected)
Sales target (after five years)	: ¥5.0 billion

About Yamaha Corporation

Yamaha Corporation (TSE: 7951) manufactures all kinds of musical instruments and professional audio equipment for professionals and amateur enthusiasts. Fror its base in Hamamatsu City, southwest of Tokyo, the company is also a leading producers of audio/visual products, semiconductors and other computer-related products, electronic equipment and specialty metals. For further information, ple visit the Yamaha Corporation home page at: http://www.global.yamaha.com/

Exhibit 26

2003年2月28日

ヤマハ株式会社
コード番号　7951
静岡県浜松市中沢町 10-1
代表取締役社長：伊藤　修二

中国での楽器製造現地法人の新設について

当社はこの程、成長する中国市場への製品供給、及びグローバルな競争力強化の拠点として中国　杭州に新たに楽器（ピアノとギター）の製造現地法人の設立を決定致しました。

既に当社関連の中国楽器製造現地法人としては、天津に電子楽器製造拠点、広州にピアノ製造拠点、蕭山にピアノ部品製造及び管楽器製造の３拠点が稼動しております。また、今春には蘇州にホームシアター用の音響機器の製造現地法人が稼動を開始致します。

当社では、中国国内の円滑な事業推進と国内販売の集約を目的として中央政府の推奨政策に則り、統括会社である雅馬哈楽器音響（中国）投資有限公司も昨年５月に設立しており、今回新設の楽器製造法人を加えて中国国内の市場戦略を更に推進していく予定です。

◇

1．設立の主旨・目的

（１）中国市場への製品供給拠点　（２）グローバル競争力強化

2．新製造現地法人概要

名　称	：	杭州雅馬哈楽器有限公司　（仮称） Hangzhou Yamaha Musical Instruments Co.,Ltd.
所　在	：	杭州市　蕭山経済技術開発区
生産品目	：	アップライトピアノ、　ギター
生産台数	：	ピアノ　設立５年後　20,000台　（年間） ギター　設立５年後　200,000台　（年間）
資本金	：	１，４００万US＄（雅馬哈楽器音響（中国）投資有限公司 100%出資）
設　立	：	２００３年４月　会社設立　２００４年４月　操業開始　（いずれも予定）
体　制	：	操業時　約２４０名　設立５年後　約９００名を予定
売上目標	：	設立５年後　５０億円

3．問い合わせ先

ヤマハ株式会社
広報部　コーポレート・コミュニケーショングループ
０３－５４８８－６６０１

以上

Exhibit 27

平成１５年３月４日

各　　位

会　社　名：ヤマハ株式会社
コード番号：７９５１
代　表　者：代表取締役社長
伊　藤　修　二
問合せ先　：執行役員経理・財務部長
牧　野　時　久
TEL ０５３－４６０－２１４１

業績予想の修正に関するお知らせ

平成１４年１１月１５日の中間決算発表時に公表した業績予想を下記の通り修正いたします。

記

１．平成１５年３月期通期業績予想数値の修正（平成１４年４月１日～平成１５年３月３１日）

（１）連結

（単位：百万円、％）

	売　上　高	経常利益	当期純利益
前回発表予想（A）	５３０，０００	２５，０００	１８，５００
今回修正予想（B）	５２６，０００	２９，０００	１７，０００
増減額（B―A）	△４，０００	４，０００	△１，５００
増減率	△０．８	１６．０	△８．１
前期（平成14年3月期通期）実績	５０４，４０６	７，６８０	△１０，２７４

（２）単独

（単位：百万円、％）

	売　上　高	経常利益	当期純利益
前回発表予想（A）	３３０，０００	１１，５００	８，０００
今回修正予想（B）	３３１，０００	１７，５００	６，５００
増減額（B―A）	１，０００	６，０００	△１，５００
増減率	０．３	５２．２	△１８．８
前期（平成14年3月期通期）実績	３１６，７４２	６，５３０	△２５，３２８

２．修正の理由

当期の業績につきましては、半導体事業が順調に推移したことから、経常利益が当初の予想を上回る見込みとなりました。

なお、当期純利益には、平成１５年２月２８日の株価（終値）に基づき投資有価証券評価損５７億円を含めております。

以上

Exhibit 27

March 4, 2003

Company Name: YAMAHA CORPORATION
Code Number: 7951
Representative Director: Shuji Ito
Contact: Public Relations Division
Corporate Communication Group
Telephone (03) 5488-6601

Revised Performance Forecast

YAMAHA has made the following revisions to its fiscal 2003, ended March 31, 2003, full-year performance forecast, which was announced on November 15, 2002.

1. Revisions to the Full-Year Performance Forecast for Fiscal 2003 (April 1, 2002, to March 31, 2003)

(1) Consolidated

(Unit: ¥ million, %)

	Net Sales	Recurring Profit	Net Income
Previously Announced Forecast (A)	530,000	25,000	18,500
Revised Forecast (B)	526,000	29,000	17,000
Difference (B-A)	(4,000)	4,000	(1,500)
Differential Ratio (%)	(0.8)	16.0	(8.1)
Results from Previous Term (ended March 31, 2002)	504,406	7,680	(10,274)

(2) Non-Consolidated

(Unit: ¥ million, %)

	Net Sales	Recurring Profit	Net Income
Previously Announced Forecast (A)	330,000	11,500	8,000
Revised Forecast (B)	331,000	17,500	6,500
Difference (B-A)	1,000	6,000	(1,500)
Differential Ratio (%)	0.3	52.2	(18.8)
Results from Previous Term (ended March 31, 2002)	316,742	6,530	(25,328)

2. Reasons for the Revisions

Regarding business results for fiscal 2003, YAMAHA's recurring profit is expected to be higher than originally forecast due to continuing steady sales in the Company's semiconductor business. In addition, a ¥5.7 billion loss on revaluation of investment securities based on the price of the Company's shares on February 28, 2003, was included in the calculation of net income.

Exhibit 28

YAMAHA
CREATING 'KANDO' TOGETHER

NEWS ABOUT YAMAHA PRODUCTS SUPPORT GLOBAL DIRECTORY SITE MA

NEWS RELEASES

Application to Delist YAMAHA Shares from Stock Exchanges in Osaka and Nagoya

At a meeting of the board of directors held today, the board decided to apply to delist its ordinary shares at the Osaka Securities Exchange and Nagoya Stock Exchange. Details c the decision are as follows.

1. **Reason for Delisting Application**
   YAMAHA's ordinary shares have been traded at three exchanges, in Tokyo, Osaka, and Nagoya. Because the volume of YAMAHA's ordinary shares trade on the exchanges in Osaka and Nagoya is small, it is expected that delisting fr those exchanges would have a very small effect on shareholders and investors, and it was accordingly decided to apply for such delistings.

2. **Stock Exchanges Other than the Osaka and Nagoya Exchanges Where th Company's Stock is Listed**
   Tokyo Stock Exchange

3. **Delisting Application Date**
   March 28, 2003 (Friday)

4. **Outlook**
   After the delisting applications are submitted to and accepted by the two exchanges, the delisting will become effective at a later date that will in principle be one month from the time the shares' listings are moved to the exchange's pre-delisting sections. Subsequently, the Tokyo Stock Exchange w be the only stock exchange on which the Company's shares are traded. In line with the delisting of the Company's ordinary shares, the Company's second issue of convertible bonds redeemable on March 31, 2004, will also be delistec from the abovementioned two exchanges.

For further information, please contact

Yamaha Corporation

Corporate Communication Group,
Public Relations Division

TEL. +81-3- 5488-6601
FAX +81-3-5488-5060

Visit Yamaha's website at http://www.global.yamaha.com/index.html

Exhibit 28

各　位　　　　　　　　　　　　　　　　　　　　　　　　　　平成１５年３月２６日

会 社 名　ヤマハ株式会社
代表者名　取締役社長　伊藤修二
（コード番号 7951　東・大・名証第１部）

株式の上場廃止申請に関するお知らせ

当社は、本日開催の取締役会において、大阪証券取引所及び名古屋証券取引所に上場中の当社普通株式につき、上場廃止の申請を行うことを決議いたしましたので、下記のとおりお知らせいたします。

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1．上場廃止申請を行う理由

当社普通株式は、東京、大阪、名古屋の三証券取引所で取り引きされてきました。しかしながら、大阪・名古屋証券取引所における当社株式の取引が少ないことから、上場廃止による株主・投資家の皆様への影響が小さいと考え、大阪・名古屋両証券取引所における上場廃止の申請を行うこととしたものです。

2．大阪証券取引所、名古屋証券取引所以外の上場取引所

東京証券取引所

3．上場廃止申請日　　平成１５年３月２８日（金曜日）

4．今後の見通し

上場廃止申請書類を提出し、両証券取引所にて受理された後、整理ポストに割り当てられた日から、原則として１ヶ月後に上場廃止となる予定です。今後は、東京証券取引所の単独上場となります。また、普通株式の上場廃止にあわせて当社第２回転換社債（償還日　平成１６年３月３１日）も上場廃止となります。

5．お問い合わせ先

広報部コーポレート・コミュニケーショングループ
０３－５４８８－６６０１

以　上

Exhibit 29


YAMAHA
CREATING 'KANDO' TOGETHER

NEWS RELEASES

Regarding the Decision to Close Sunza Villa

Tokyo, Japan, March 26, 2003 – At a meeting of the board of directors of YAMAHA held today, the board decided to curtail the operations of the wholly-owned subsidiary Sunza Villa Co., Ltd., on June 30 and to close down that company.

YAMAHA shifted responsibility for operating Sunza Villa to the newly established management company Sunza Villa Co., Ltd., which strove to improve the profitability of Sunza Villa. However, large differences emerged between actual performance of the management company and the sales and profit plans drafted when that company was established. After the consideration of various alternative business plans, it was determin that the company had little prospect of improving its profitability. Accordingly, it was decided to curtail the company's operations as of June 30, 2003.
This decision will not have a significant effect on the performance of YAMAHA in the current fiscal year.

Data:

Facility	Sunza Villa			
Location	Kiga 11417-1, Hosoe-cho, Inasa, Shizuoka			
Company	Sunza Villa Co., Ltd.			
	Capital	¥30 million (100% invested by YAMAHA)		
	Representative	President and Representative Director Kazuo Maruyama		
Business Fields	Operation of lodging, restaurant, wedding hall, and marina facilities			
Recent Performance	(FY ended)	Net Sales	Number of Visitors	
			Day Trippers	Overnight Guests
	(March, 2002)	¥710 million	89,000	15,000
	(March, 2003 estimated)	¥640 million	79,000	14,000
End of Operations	June 30, 2003			
Employees	16 full-time employees Employment of all employees will be ended when business i: shut down			

respective companies.

For further information, please contact

Yamaha Corporation

Corporate Communication Group,
Public Relations Division

TEL. +81-3- 5488-6601
FAX +81-3-5488-5060

Visit Yamaha's website at http://www.global.yamaha.com/index.html

Exhibit 29

２００３年３月２６日
ヤマハ株式会社
静岡県浜松市中沢町１０－１
代表取締役社長：伊藤　修二
コード番号 7951　東・大・名証第１部

寸座ビラの閉鎖決定について

当社は本日開催の取締役会において、寸座ビラの営業を６月３０日をもって終了し、閉鎖することを決定しました。

◇

当社は、寸座ビラの運営を「株式会社寸座ビラ」に運営委託し、事業損益の改善に努めてまいりました。しかしながら、運営会社設立時の売上計画、損益計画と大きな乖離が生じ、種々の検討を重ねてまいりましたが、今後の収益改善が見込めないと判断し、６月３０日をもって営業を終了することと致しました。

なお、本決定が今期の業績に与える影響は軽微です。

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１．概　要

施設名　寸座ビラ
所在地　静岡県引佐郡細江町気賀１１４１７－１
運営会社　株式会社寸座ビラ
資本金　３０００万円（ヤマハ株式会社　１００％出資）
代表取締役社長　丸山　賀寿雄
営業内容　宿泊　レストラン　婚礼　マリーナ
最近業績　売上　７億１千万円　（２００２年３月期）
６億４千万円　（２００３年３月期見込み）
集客　日帰り客　８９千人　宿泊客　１５千人　（２００２年３月期）
日帰り客　７９千人　宿泊客　１４千人　（２００３年３月期見込み）
営業終了　２００３年６月３０日
従業員　正社員　１６名
閉鎖に伴い従業員全員解雇

２．問合せ先

ヤマハ株式会社　広報部　コーポレートコミュニケーショングループ
TEL　０３－５４８８－６６０１

以上

Exhibit 30

April 4, 2003

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Address: Nakazawa-cho 10-1, Hamamatsu, Shizuoka
Code Number: 7951
Contact: Corporate Communication Group, Public Relations Division
Tel: +81-3-5488-6601
Fax: +81-3-5488-5060

Loss on Revaluation of Investment Securities for the Fiscal Year Ended March 31, 2003

YAMAHA CORPORATION announces that it will report evaluation losses (write-downs from previous book value) on certain stockholdings for fiscal 2003, ended March 31, 2003. Relevant stock holdings are those accounted for in the "Investment securities" item of the Company's balance sheets with market prices that have fallen sharply and that show no sign of recovery.

1. Evaluation losses and comparisons with other financial indicators (Non-Consolidated basis)

(¥ million)

(A) Evaluation losses on securities in fiscal 2003	7,672
(B) Net assets in fiscal 2002 (A/B x 100)	140,730 5.5%
(C) Recurring profit in fiscal 2002 (A/C x 100)	6,530 117.5%
(D) Net Income (loss) in fiscal 2002 (A/D x 100)	(25,328) —%

(Note: YAMAHA closes its accounts on March 31.)

2. Outlook

The above mentioned ¥7,672 million evaluation loss will be accounted for as an extraordinary loss for fiscal 2003.

Exhibit 30

平成15年4月4日

各　　位

会社名　ヤ　マ　ハ　株　式　会　社
代表者名　代表取締役社長　伊 藤 修 二
（コード番号 7951　東証・大証・名証第1部）
問合せ先　執行役員 経理･財務部長　牧 野 時 久
（TEL. 053－460－2141）

平成１５年３月期末の有価証券評価損に関するお知らせ

「その他有価証券」に区分される保有有価証券のうち、時価が著しく下落し、その回復があると認められないものについて、平成15年3月期において減損処理による有価証券評価損を計上する必要が生じましたのでお知らせします。

記

1．平成15年3月期末の有価証券評価損の総額

(A)平成15年3月期末の有価証券評価損の総額	7,672 百万円
(B)平成14年3月期の純資産の額　(A／B×１００)	140,730 百万円 (5.5 %)
(C)平成14年3月期の経常利益額　(A／C×１００)	6,530 百万円 (117.5 %)
(D)平成14年3月期の当期純利益額　(A／D×１００)	△25,328 百万円 (－ %)

（ご参考）当社の決算期末は、3月31日であります。

2．今後の見通し

上記の有価証券評価損7,672百万円を平成15年3月期において、特別損失に計上致します。

平成15年3月期の業績につきましては、現在集計作業中であります。

以　上